Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39 02-3046-2000 Fax: +39 02-3046-2001
www.lw.com

LATHAM&WATKINS

RECEIVED
2006 NOV 27 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRM / AFFILIATE OFFICES
Brussels New York
Chicago Northern Virginia
[redacted]
06018720
Munich Tokyo
New Jersey Washington, D.C.

File No. 82-35020

SUPPL

November 22, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

Banca Intesa S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-35020

Ladies and Gentlemen,

On behalf of Banca Intesa S.p.A. ("**Banca Intesa**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated November 21, 2006 , concerning Fiat stake;
- Press Release dated November 14, 2006 , announcing results as of September 30, 2006;
- Presentation on 2006 third quarter results, dated November 14, 2006;
- Consolidated report on 2006 third quarter results, dated November 14, 2006;
- List of candidates for the appointment to the Supervisory Board for the financial years 2007-2008-2009;
- Report by the board of directors of Banca Intesa on proposals other than the plan of the merger, dated October 12, 2006;
- Informational Document;
- Attachments to the Informational Document, including:
  - Explanatory Report pursuant to art. 2501-quinquies of the Italian Civil Code of the Board of Directors of Banca Intesa S.p.A., dated October 12, 2006;
  - Explanatory Report pursuant to art. 2501-quinquies of the Italian Civil Code of the Board of Directors of Sanpaolo IMI S.p.A., dated October 12, 2006;

PROCESSED
NOV 29 2006
THOMSON FINANCIAL

dlw 11/27

- Plan for the merger pursuant to art. 2501-ter of the Italian Civil Code, dated October 12, 2006;

- Articles of Association of the Surviving Company;

- Financial statements (as at June 30, 2006) pursuant to art. 2501-quater of the Italian Civil Code relative to Banca Intesa S.p.A.;

- Financial statements (as at June 30, 2006) pursuant to art. 2501-quater of the Italian Civil Code relative to Sanpaolo IMI S.p.A.;

- Report on the adequacy of the exchange ratio pursuant to article 2501-sexies of the Italian Civil Code, prepared for Banca Intesa S.p.A. by KPMG S.p.A., dated October 26, 2006;

- Report on the adequacy of the exchange ratio pursuant to article 2501-sexies of the Italian Civil Code, prepared for Sanpaolo IMI S.p.A. by PricewaterhouseCoopers S.p.A., dated October 27, 2006;

- Report on the estimate of the exchange ratio prepared for Banca Intesa S.p.A. by Prof. A. Provasoli, dated October 12, 2006;

- Report on the estimate of the exchange ratio prepared for Banca Intesa S.p.A. by Banca Leonardo S.r.l., dated October 12, 2006;

- Report on the estimate of the exchange ratio prepared for Banca Intesa S.p.A. by Merrill Lynch International, dated October 12, 2006;

- Report on the estimate of the exchange ratio prepared for Sanpaolo IMI S.p.A. by Citigroup, dated October 12, 2006;

- Fairness opinion prepared for Banca Intesa S.p.A. by Prof. P. Iovenitti as concerns the sale of assets to Crédit Agricole S.A., dated October 11, 2006;

- Fairness opinion prepared for Sanpaolo IMI S.p.A. by Prof. E. Filippi and Prof. C. Pasteris as concerns the sale of assets to Crédit Agricole S.A., dated November 8, 2006;

- Reports of the Independent Auditors Reconta Ernst & Young S.p.A. concerning the examination of the pro-forma consolidated financial statements of Companies involved in the merger, dated November 9, 2006; and

- Report of the Independent Auditors Reconta Ernst & Young S.p.A. on forward-looking statements, dated November 14, 2006.

- Italian domestic information document: public offering of bonds (*Condizioni Definitive di Obbligazioni a Tasso Fisso Decrescente*) "Banca Intesa S.p.A. "Vitamina C 4% special" *dicembre 2006*", up to Euro 500,000,000, issued on December 22, 2006 - maturing on December 22, 2010 (Italian language)

- Italian domestic information document: public offering of bonds (*Condizioni Definitive di Obbligazioni a Tasso Fisso*) "Banca Intesa S.p.A. 3,40% 22/12/2006-22/12/2010", up to Euro 500,000,000, issued on December 22, 2006 - maturing on December 22, 2008 (Italian language)

- Italian domestic information document: public offering of bonds (*Condizioni Definitive di Obbligazioni a Tasso Variabile*) "Banca Intesa S.p.A. TV 22/12/2006-22/12/2010", up to Euro 500,000,000, issued on December 22, 2006 - maturing on December 22, 2010 (Italian language)

- Italian domestic information document on financial instruments under the fixed, fixed increasing or fixed decreasing rate bond offering program ("*Nota informativa sugli strumenti finanziari relativa al Programma di Emissione di Obbligazioni a Tasso Fisso,.o a Tasso Fisso Crescente, o a Tasso Fisso Decrescente*"), filing date November 17, 2006 (Italian language)

- Italian domestic information document on financial instruments under the fixed, fixed increasing or fixed decreasing rate bond offering program ("*Nota di sintesi relativa al Programma di Emissione di Obbligazioni a Tasso Fisso, o a Tasso Fisso Crescente, o a Tasso Fisso Decrescente*"), filing date November 17, 2006 (Italian language)

- Italian domestic information document on financial instruments under the floating rate bond offering program ("*Nota informativa sugli strumenti finanziari relativa al Programma di Emissione di Obbligazioni a Tasso Variabile*"), filing date November 17, 2006 (Italian language)

- Italian domestic summary document relating to the floating rate bond offering program ("*Nota di sintesi relativa al Programma di Emissione di Obbligazioni a Tasso Variabile*"), filing date November 17, 2006 (Italian language)

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino (by S. [illegible])

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Andrea Tamagnini
of Banca Intesa S.p.A.

MI\10488.2

File No. 82-35020

Banca Intesa

Print | × Close

RECEIVED
2006 NOV 27 P 1:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press releases

BANCA INTESA: FIAT STAKE

Milano, 21st November 2006

Banca Intesa communicates that today it has notified Consob - by filing the relevant form 120 A - of the decrease in its stake both in FIAT's total share capital from 4.82% to 3.78% and in the latter's voting share capital from 2.37% to 1.73%.

As regards the above, Banca Intesa clarifies that this decrease follows the delivery of FIAT's ordinary shares upon expiry of options on the same, related to the hedging transactions on the Fiat position carried out by Banca Intesa under its usual policy of active management of market risk and disclosed to the financial community on many occasions.

Banca Intesa
Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Banca Intesa
Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

Print | × Close

Banca Intesa

2006 Third-Quarter Results

November 14th, 2006

Foreword

- 2006 and 2005 data are IAS/IFRS compliant, including IAS 39
- Gruppo Intesa chose not to use the option to revaluate fixed assets at fair value to minimise volatility of earnings and Shareholders' Equity
- The economic effects connected with discontinued operations have been accounted for in its specific caption
  - tax-collection companies sale in 2Q06 (1Q06 and 2005 data have been restated accordingly)
  - doubtful loans[1] sale in 2005
- For comparison purposes, 2005 P/L data have also been restated by
  - consolidating line by line UPI Banka - included in the full consolidation area starting from 1Q06 - and recognising its Net Income in the Minority Interests caption
  - deconsolidating line by line Nextra and Banco Wiese Sudameris, both no longer included in the full consolidation area from 1Q06. Nextra Net Income is recognised in P/L on Investments carried at equity and that of Banco Wiese Sudameris in Net Income after tax from discontinued operations
- 2006 and 2005 data include line by line Cariparma, FriulAdria and the branches under disposal to Crédit Agricole

(1) *Doubtful loans = Sofferenze*

9M06 Confirms the Sustained Growth Trend and an High Level of Efficiency

- 9M06 Operating Income at €7,795m (+8.0% vs 9M05)
- 9M06 Operating Margin at €3,837m (+12.1% vs 9M05)
- 9M06 Net Income at €2,173m (+17.8% vs 9M05)
- 9M06 Cost/Income ratio down to 50.8% vs 54.6% FY05 and 52.6% 9M05, in spite of acceleration of growth-related expenses and investments
- 9M06 EVA® at €1,095m (+19% vs 9M05)
- Annualised ROE[1] at 18.9%
- Solid top-line growth in all Divisions
- Sustained volume growth (Loans to Customers +11.8% and Direct Customer Deposits +7.8% vs 9M05)
- Balance Sheet strength confirmed: Net Doubtful Loans / Loans at 0.9% and Core Tier1 ratio at 7.3%

(1) *Ratio between Net Income for the period and period-end sum of Share Capital, Share Premium Reserve, Reserves and Valuation Reserves*

Results at a Glance: 9M06 vs 9M05

Two-digit Growth in Operating Margin and Improvement in Efficiency


Operating Income
(€ m)
7,218
+8.0%
7,795
9M05
9M06


Operating Costs
(€ m)
3,796
+4.3%
3,958
9M05
9M06


Cost / Income Ratio
(%)
52.6
-1.8 p.p.
50.8
9M05
9M06


Operating Margin
(€ m)
3,422
+12.1%
3,837
9M05
9M06


Pre-Tax Income(1)
(€ m)
2,864
+13.9%
3,263
9M05
9M06


Net Income
(€ m)
1,845
+17.8%
2,173
9M05
9M06

Note: *9M05 figures restated to reflect 9M06 consolidation area and discontinued operations*

(1) *Income before Tax from Continuing Operations*

Banca Intesa

Solid Top-Line Growth in All Divisions

	Operating Income Δ% 9M06 vs 9M05
Retail Division	5.9%
Italian Subsidiary Banks Division	7.9%
International Subsidiary Banks Division	14.6%
Corporate Division and BIIS[1]	13.1%
Total Group	8.0%

(1) *Banca Intesa Infrastrutture e Sviluppo*

Balance Sheet
Volume Growth Confirmed

(€ m)	30.09.05 Restated	30.09.06	Δ%
Total Assets	268,152	282,729	5.4
Loans to Customers	160,338	179,254	11.8
Direct Customer Deposits	179,833	193,790	7.8
Indirect Customer Funds	293,065	303,053	3.4
of which Assets under Management	*57,067*	*60,315*	*5.7*
Total Customer Administered Funds	472,898	497,690	5.2
Shareholders' Equity (1)	15,389	17,536	14.0

- **Assets under Management figures do not include Mutual Funds, included in Assets under Administration and in Custody after the Nextra transaction**

Note: *30.09.05 figures restated to reflect 30.09.06 consolidation area and discontinued operations*
(1) *Including Net Income*

9M06 Analysis

Revenues Keep Growing nearly double the Pace of Costs

(€ m)	9M05 Restated	9M06	Δ%
Net interest income	3,976	4,207	5.8
Dividends and P/L on investments carried at equity	162	123	(24.1)
Net fee and commission income	2,582	2,708	4.9
Profits (Losses) on trading	506	733	44.9
Other operating income (expenses)	(8)	24	n.m.
Operating income	**7,218**	**7,795**	**8.0**
Personnel expenses	(2,241)	(2,317)	3.4
Other administrative expenses	(1,209)	(1,269)	5.0
Adjustments to property, equipment and intangible assets	(346)	(372)	7.5
Operating costs	**(3,796)**	**(3,958)**	**4.3**
Operating margin	**3,422**	**3,837**	**12.1**
Net provisions for risks and charges	(202)	(75)	(62.9)
Net adjustments to loans	(477)	(545)	14.3
Net impairment losses on other assets	(3)	(5)	66.7
Profits (Losses) on HTM and on other investments	124	51	(58.9)
Income before tax from continuing operations	**2,864**	**3,263**	**13.9**
Taxes on income from continuing operations	(971)	(1,069)	10.1
Income (Loss) after tax from discontinued operations	59	66	11.9
Minority interests	(107)	(87)	(18.7)
Net income	**1,845**	**2,173**	**17.8**

+€10m; +7.5% excluding negative contribution from the stake in Pirelli (-€24m) and restating 9M05 data to include only 35% of Nextra Net Income

+8.7% restating 9M05 and 9M06 for the two above mentioned items

+20.7% restating 9M05 and 9M06 for the two above mentioned items

Note: *9M05 figures restated to reflect 9M06 consolidation area and discounted operations*

Quarterly Analysis: 3Q06 vs 3Q05
Healthy Growth in Operating Margin

(€ m)	3Q05 Restated	3Q06	Δ%
Net interest income	1,349	1,434	6.3
Dividends and P/L on investments carried at equity	47	31	(34.0)
Net fee and commission income	818	863	5.5
Profits (Losses) on trading	170	202	18.8
Other operating income (expenses)	(7)	4	n.m.
Operating income	**2,377**	**2,534**	**6.6**
Personnel expenses	(753)	(766)	1.7
Other administrative expenses	(394)	(421)	6.9
Adjustments to property, equipment and intangible assets	(121)	(131)	8.3
Operating costs	**(1,268)**	**(1,318)**	**3.9**
Operating margin	**1,109**	**1,216**	**9.6**
Net provisions for risks and charges	(45)	(18)	(60.0)
Net adjustments to loans	(165)	(173)	4.8
Net impairment losses on other assets	1	(4)	n.m.
Profits (Losses) on HTM and on other investments	42	1	(97.6)
Income before tax from continuing operations	**942**	**1,022**	**8.5**
Taxes on income from continuing operations	(318)	(319)	0.3
Income (Loss) after tax from discontinued operations	55	23	(58.2)
Minority interests	(34)	(29)	(14.7)
Net income	**645**	**697**	**8.1**

+€19m; +53% excluding negative contribution from the stake in Pirelli (-€24m in 3Q06) and restating 3Q05 to include only 35% of Nextra Net Income

+8.1% restating 3Q05 and 3Q06 for the above items

+21% restating 3Q05 and 3Q06 for the two above mentioned items and excluding Income after Tax from Discontinued Operations

Note: *3Q05 figures restated to reflect 3Q06 consolidation area and discontinued operations*

Net Interest Income
Upward Trend Confirmed


Yearly Analysis
(€ m)
3,976
+5.8%
4,207
9M05
9M06


Quarterly Analysis
(€ m)
1,333
1,349
1,332
1,360
1,413
1,434
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

- Increase mainly driven by sustained average volume growth in Retail[1] loans (+10%; +€11bn) and improvement in mark-down
- +18% average volume growth in Mid Corporate loans (+€1.7bn), focusing on ~3,000 priority customers
- Recovery in Large Corporate loans, as planned: +3% average volume growth (+€0.4bn)
- +24% average growth in Public and Infrastructure loans (+€1.1bn)

- 3Q06 the highest quarter ever
- +6.3% 3Q06 vs 3Q05, +1.5% 3Q06 vs 2Q06
- In 3Q06 vs 2Q06 further average volume growth in Mid and Large Corporate loans (+5.3%; +€1.4bn)
- Selective lending policy confirmed to deliver sustainable value creation

(1) *Retail Division, Italian Subsidiary Banks Division and International Subsidiary Banks Division (CEE)*

Banca Intesa

Net Interest Income

Selective Lending Growth Momentum Confirmed

YoY Growth Rate of Average Loans to Customers Volumes



Group Loans to Customers
5.9% 7.3% 9.2% 10.1% 8.0%
FY05 1Q06 2Q06 3Q06
Retail (1)
9.9% 11.3% 11.3% 9.8% 10.2%
FY05 1Q06 2Q06 3Q06
SMEs (2)
4.1% 3.6% 5.1% 5.0% 6.4%
FY05 1Q06 2Q06 3Q06
Italian Subsidiary Banks
12.6% 10.6% 11.6% 11.2% 6.5%
FY05 1Q06 2Q06 3Q06
International Subsidiary Banks
19.5% 27.2% 26.0% 25.2% 13.5%
FY05 1Q06 2Q06 3Q06
Mid Corporate
(6.0)% 5.9% 18.6% 29.3% 4.6%
FY05 1Q06 2Q06 3Q06
Large Corporate
(5.2)% 1.1% 2.7% 5.4% 4.1%
FY05 1Q06 2Q06 3Q06
Public and Infrastructure Finance
18.3% 24.0% 23.9% 21.7% 19.5%
FY05 1Q06 2Q06 3Q06

—— Business Plan Target: 2004-2007 CAGR

(1) *Households, Affluent, Private and Small Businesses*
(2) *SMEs, Micro-Enterprises, Non-Profit Entities*

Banca Intesa

Net Interest Income

9M06 vs 9M05 Variation: Growth Mainly Driven by Volumes

(€ m)


Net Interest Income
+231
9M06 vs 9M05
Operating Impacts
+282
Other
(51)
Volumes
+258
Spread
+24
Despite Interest Rate convergence in CEE

Net Interest Income
3Q06 vs 2Q06 Variation: Growth Driven by Volumes and Spread

(€ m)


Net Interest Income
+21
3Q06 vs 2Q06
Operating Impacts
+38
Other
(17)
Volumes
+18
Spread
+20

Net Fee and Commission Income

Trend Affected by Dealing & Placement of Securities


Yearly Analysis
(€ m)
2,582
+4.9%
2,708
9M05
9M06


Quarterly Analysis
(€ m)
881
818
848
950
895
863
+5.5%
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

- Main drivers for growth
  - Structured Finance transactions +10.7%
  - Dealing & placement of securities +7.8%
  - Guarantees given +7.7%
- +7,3% excluding planned drop in revenues from the placement of third-party structured bonds (-€50m; -31%: from €160m in 9M05 to €110m in 9M06)
- Fees from the placement of mutual funds up to ~€480m from ~€370m in 9M05
- Fees from dealing & placement of other securities at ~€160m, stable vs 9M05

- +5.5% 3Q06 vs 3Q05
- 3Q06 decline vs 2Q06 also due to summer seasonality
- Dealing & Placement of securities component at ~€210m in 3Q06 vs ~€245m in 2Q06 due to fees on
  - placement of third-party structured bonds at ~€30m in 3Q06 vs ~€35m in 2Q06
  - placement of mutual funds at ~€130m in 3Q06 vs ~€160m in 2Q06
  - dealing & placement of other securities at ~€50m in 3Q06, stable vs 2Q06

Profits on Trading
9M06 Profits Already Exceed FY05


Yearly Analysis
(€ m)
506
733
+44.9%
9M05
9M06


Quarterly Analysis
(€ m)
153
170
114
356
175
202
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

- 9M06 sustained growth vs 9M05 largely due to "core" performance
- Contribution to the growth from FIAT and Parmalat positions of ~€20m (positive mark-to-market of ~€100m in 9M06 vs ~€80m in 9M05 related to the *"convertendo"*)

- A further strong quarter after 1Q06 record results and a good 2Q06
- Contribution to 3Q06 profits from FIAT and Parmalat positions of ~€10m

File No. 82-35020

Operating Costs Maintain Selective Growth

Accelerating Expenses and Investments for Growth. Cost / Income at 50.8%



Yearly Analysis
Operating Costs
(€ m)
3,796
+4.3%
3,958
9M05
9M06
Personnel Expenses
(€ m)
2,241
+3.4%
2,317
9M05
9M06
Other Administrative Expenses
(€ m)
1,209
1,269
372
+11.0%
413
837
+2.3%
856
9M05
9M06
Adjustments
(€ m)
346
+7.5%
372
9M05
9M06
Growth-related costs (IT+ training + advertising)
Others



Quarterly Analysis
Operating Costs
(€ m)
1,296
1,268
1,430
63
1,367
1,300
1,340
1,318
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Personnel Expenses
(€ m)
Non-recurring charges for the stock granting programme
746
763
823
63
760
771
780
766
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Other Administrative Expenses
(€ m)
434
394
453
412
436
421
133
113
169
127
151
134
301
281
284
265
285
287
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Adjustments
(€ m)
116
121
164
117
124
131
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Growth-related costs (IT+ training + advertising)
Others

- Very low Cost/Income: 9M06 down to 50.8% vs 52.6% in 9M05 and 54.6% in FY05
- Accelerated investments for growth, mainly abroad (CEE Operating Costs +11%)
- Enhancement of the operating platform: +88 branches and +1,050 employees vs 30.09.05
- Personnel Expenses growth due to national labour contract renewal and salesforce growth
- Operating Costs growth rate expected to decline on a FY basis

- 3Q06 Other Administrative Expenses +6.9% vs 3Q05 due to growth-related costs up 18.6% and other costs up 2.1%
- +13 branches and +241 employees vs 30.06.06, mainly in CEE

Banca Intesa

Investments Ahead of Schedule through the 2005-2007 Business Plan

Macro Projects	Description	2005-2007 Capital budget (€ m)	Actual 1.1.05 – 30.9.06 (€ m)	% Implemented
Branches	Further roll-out of new branch lay-out (~500 branches) Restructuring/renovation (~900 branches) New branches (~230 openings) Implementation of branch ICT	740	436	59%
Business Information Systems	Upgrading of Business Information Systems ICT rationalisation	315	205	65%
Direct Channels, Marketing and Other development projects	Innovative Channels Marketing support systems Other development projects	240	170	71%
Safety and Security/ BCM/ Disaster Recovery	Business Continuity Management/Disaster Recovery IAS Project Physical and IT security Initiatives against money-laundering	210	172	82%
HR development and efficiency programs	Rationalisation of headquarters real estate Implementation of organisational changes Change management	125	90	72%
Risk & Value Management	Operating/financial risk management systems Upgrade of Value Based Management System Upgrade of P&C systems	100	71	71%
Back-office processes and systems	New finance IT systems Completion of Fund Administration project	90	66	73%
		1,820	1,210	66%

Provisions

Decline in Gross Adjustments to Loans


Yearly Analysis
Total Net Provisions(1)
(€ m)
682
-8.4%
625
9M05
9M06
Net Adjustments to Loans
(€ m)
477
+14.3%
545
9M05
9M06
Gross Adjustments to Loans
(€ m)
1,072
-3.6%
1,033
9M05
9M06
Write-backs on Loans
(€ m)
595
-18.0%
488
9M05
9M06


Quarterly Analysis
Total Net Provisions(1)
(€ m)
244
209
473
242
188
196
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Net Adjustments to Loans
(€ m)
123
166
263
207
166
173
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Gross Adjustments to Loans
(€ m)
366
330
454
425
307
301
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Write-backs on Loans
(€ m)
233
165
191
218
142
128
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

- 9M05 Total Net Provisions include ~€115m non-recurring Provisions for Risks and Charges
- Decline in Gross Adjustments to Loans despite the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days recognised for the first time as at 31.12.05 and despite the increase of adjustments vs performing loans
- 3Q06 Gross Adjustments to Loans decline vs 2Q06 despite the increase of the coverage of performing loans (+€10m)

(1) *Includes Net Provisions for risks and charges, Net adjustments to loans and Net impairment losses on other assets*

Asset Quality in Line with European Best Practice

Cost of Risk Remains Low

	Ratios						
	2001	2002	2003	2004	2004 Restated(1)	2005	9M06
	Pre-IAS						
Net Loan Adjustments/Op. Margin	76%	77%	34%	23%	22%	16%	14%
Net Loan Adjustments/Loans	1.3%	1.4%	0.8%	0.56%	0.52%	0.44%	0.41%(2)
Net Doubtful Loans(3)/Loans	3.0%	3.2%	3.0%	2.7%	0.6%	0.7%	0.9%
Doubtful Loans(3) Coverage	59%	62%	65%	67%	71%	69%	67%

- **Asset quality discipline underpinning no deterioration**

(1) *2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (doubtful loans sale)*
(2) *Annualised*
(3) *Sofferenze*

Non Performing Loans Flat and Low

Net Doubtful Loans (Sofferenze) + Net Substandard (Incagli) + Net Past due > 180 days

(€ m)


9,612
7,865
4,463
5,078
5,234
5,142
5,156
4,264
5,348
3,649
4,216
3,513
950
715
3,134
1,229
553
3,319
1,362
452
3,226
1,464
393
3,178
1,585
31.12.02
31.12.04
31.12.04
Restated (1)
31.12.05
31.03.06
30.06.06
30.09.06
Net Past Due
Net Substandard
Net Doubtful

Gross Doubtful Loans (Sofferenze) + Gross Substandard (Incagli) + Gross Past due > 180 days

(€ m)


19,934
17,477
8,011
9,079
9,358
9,296
9,398
5,669
14,265
4,767
12,710
4,766
3,245
754
4,330
3,995
574
4,447
4,337
469
4,323
4,504
409
4,241
4,748
31.12.02
31.12.04
31.12.04
Restated (1)
31.12.05
31.03.06
30.06.06
30.09.06
Gross Past Due
Gross Substandard
Gross Doubtful

(1) *2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations (doubtful loans sale)*

Banca Intesa

Capital Ratios

Sound Capital Base Confirmed while Growing

	Ratios				
	2001	2004	2004 IAS	2005	30.09.06
Core Tier 1	5.3%	7.6%	6.7%	7.1%	7.3%
Tier 1	6.0%	8.5%	7.6%	7.9%	8.1%
Total Capital	9.3%	11.6%	11.0%	10.3%	11.3%

Divisional Financial Highlights as at 30.09.06

	Retail (1)	Italian Subsidiary Banks	International Subsidiary Banks	Corporate and BIIS (2)	Central Functions/ Other	Total
Operating Income (€ m)	4,135	1,251	912	1,429	68	7,795
Operating Margin (€ m)	1,977	658	441	916	(155)	3,837
Cost/Income (%)	52.2	47.4	51.6	35.9	n.m.	50.8
RWA (€ bn)	80.6	27.8	16.8	59.1	13.5	197.9
Allocated Capital (3) (€ bn)	4.9	1.7	1.0	3.5	0.8	11.9
Pre-tax ROE (4) (%)	43.9	45.2	46.8	33.8	(24.5)	36.6
Customer Deposits (5) (€ bn)	74.7	26.8	15.4	37.0	39.9	193.8
Loans to Customers (€ bn)	85.0	27.5	13.6	49.5	3.7	179.3
EVA® (€ m)	723	198	179	391	(397)	1,095

Treasury and Finance	26
Cost of Excess Capital	(233)
Central Costs	(149)
Other	(40)

- 9M06 €1,095m EVA® vs €922m in 9M05 (+19%)

Figures may not add up exactly due to rounding differences

(1) Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses and Micro Enterprises with turnover <€2.5m), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing

(2) Includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank (Banca Intesa Infrastrutture e Sviluppo)

(3) Allocated Capital = 6% RWA

(4) Income before Taxes from Continuing Operations / Allocated Capital

(5) Excluding subordinated liabilities

File No. 82-35020

Retail Division
Cost / Income Ratio at 52.2%

(€ m)	9M05 Restated	9M06	Δ%
Net interest income	2,106	2,307	9.5
Dividends and P/L on investments carried at equity	89	88	(1.1)
Net fee and commission income	1,682	1,716	2.0
Profits (Losses) on trading	8	3	(62.5)
Other operating income (expenses)	20	21	5.0
Operating income	3,905	4,135	5.9
Personnel expenses	(1,205)	(1,218)	1.1
Other administrative expenses	(744)	(784)	5.4
Adjustments to property, equipment and intangible assets	(136)	(156)	14.7
Operating costs	(2,085)	(2,158)	3.5
Operating margin	1,820	1,977	8.6
Net provisions for risks and charges	(2)	(2)	-
Net adjustments to loans	(238)	(377)	58.4
Net impairment losses on other assets	0	0	-
Profits (Losses) on HTM and on other investments	0	(1)	-
Income before tax from continuing operations	1,580	1,597	1.1
Cost / Income (%)	53.4	52.2	
Pre-tax ROE (%)	45.4	43.9	
EVA® (€ m)	724	723	

- Strong growth in Net Interest Income mainly due to retail loans growth (Residential Mortgages stock +10% and Personal Loans stock +26%) and improvement in mark down
- Selective growth in SMEs'[1] loans confirmed (+5%)
- Decrease in profits from third-party structured bonds (~€110m in 9M06 vs ~€160m in 9M05)
- Increase in Net Adjustments to Loans also due to the transfer to Substandard Loans in 1Q06 of part of positions Past Due by Over 180 days (recognised for the first time as at 31.12.05)

Note: *Includes Individuals (Households, Affluent, Private), SOHO (Small Businesses & Micro Enterprises with turnover <€2.5m), SMEs (turnover between €2.5m and €50m), Non-Profit Entities and Subsidiary Companies operating in Industrial Credit and Leasing*

(1) *SMEs, Micro-Enterprises, Non-Profit Entities*

Italian Subsidiary Banks Division

Two-digit Net Interest Income Growth and Cost / Income at 47.4%

(€ m)	9M05 Restated	9M06	Δ%
Net interest income	693	779	12.4
Dividends and P/L on investments carried at equity	11	11	0.0
Net fee and commission income	400	418	4.5
Profits (Losses) on trading	51	42	(17.6)
Other operating income (expenses)	4	1	(75.0)
Operating income	1,159	1,251	7.9
Personnel expenses	(375)	(393)	4.8
Other administrative expenses	(177)	(178)	0.6
Adjustments to property, equipment and intangible assets	(20)	(22)	10.0
Operating costs	(572)	(593)	3.7
Operating margin	587	658	12.1
Net provisions for risks and charges	(35)	(14)	(60.0)
Net adjustments to loans	(76)	(81)	6.6
Net impairment losses on other assets	0	(3)	-
Profits (Losses) on HTM and on other investments	17	3	(82.4)
Income before tax from continuing operations	493	563	14.2

	9M05 Restated	9M06
Cost / Income (%)	49.3	47.4
Pre-tax ROE (%)	41.6	45.2
EVA® (€ m)	177	198

- Revenues more than double the pace of costs
- Sustained growth in Net Interest Income due to strong volume growth (Loans to Customers +11% and Customer Deposits +7%) and improvement in mark-down

Banca Intesa

International Subsidiary Banks Division (CEE)

Strong Growth in Operating Income and Pre-tax Income

(€ m)	9M05 Restated	9M06	Δ%
Net interest income	495	544	9.9
Dividends and P/L on investments carried at equity	(6)	1	-
Net fee and commission income	205	238	16.1
Profits (Losses) on trading	113	134	18.6
Other operating income (expenses)	(11)	(5)	(54.5)
Operating income	796	912	14.6
Personnel expenses	(196)	(220)	12.2
Other administrative expenses	(169)	(190)	12.4
Adjustments to property, equipment and intangible assets	(59)	(61)	3.4
Operating costs	(424)	(471)	11.1
Operating margin	372	441	18.5
Net provisions for risks and charges	3	(3)	-
Net adjustments to loans	(90)	(89)	(1.1)
Net impairment losses on other assets	5	3	(40.0)
Profits (Losses) on HTM and on other investments	4	3	(25.0)
Income before tax from continuing operations	294	355	20.7
Cost / Income (%)	53.3	51.6	
Pre-tax ROE (%)	49.9	46.8	
EVA® (€ m)	167	179	

- Sustained volume growth confirmed (Loans to Customers +26% and Customer Deposits +14%)
- Net Interest Income growth affected by interest rate convergence
- Operating Costs increase due to planned development of branch network (+46 branches vs 30.09.05), reinforcement of saleforce (~+650 employees vs 30.09.05) and to investments in Banks recently acquired

Corporate Division and Banca Intesa Infrastrutture e Sviluppo
Double Digit Top-Line Growth

(€ m)	9M05 Restated	9M06	Δ%
Net interest income	449	477	6.2
Dividends and P/L on investments carried at equity	3	22	-
Net fee and commission income	487	519	6.6
Profits (Losses) on trading	305	385	26.2
Other operating income (expenses)	20	26	30.0
Operating income	**1,264**	**1,429**	**13.1**
Personnel expenses	(198)	(208)	5.1
Other administrative expenses	(243)	(259)	6.6
Adjustments to property, equipment and intangible assets	(50)	(46)	(8.0)
Operating costs	**(491)**	**(513)**	**4.5**
Operating margin	**773**	**916**	**18.5**
Net provisions for risks and charges	(7)	(3)	(57.1)
Net adjustments to loans	(42)	(38)	(9.5)
Net impairment losses on other assets	(2)	(5)	-
Profits (Losses) on HTM and on other investments	0	27	-
Income before tax from continuing operations	**722**	**897**	**24.2**
Cost / Income (%)	**38.9**	**35.9**	
Pre-tax ROE (%)	**32.2**	**33.8**	
EVA ® (€ m)	**284**	**391**	

- Operating Income up 15% and Operating Margin up 22% including profits on "core" merchant banking transactions accounted for in Profits on HTM and on Other Investments
- Net Interest Income up 16% excluding higher funding costs related to the increase of Caboto and Merchant Banking portfolio
- Growth in Mid Corporate loans (+18%) focusing on 3,000 priority clients
- Recovery in Large Corporate loans (+3%), as planned
- Contribution to the growth of Profits on Trading from the positive mark-to-market of FIAT and Parmalat positions: ~€20m
- No deterioration in Asset Quality due to tight risk control

Note: *Corporate Division includes Corporates (turnover over €50m), Public Administrations, Financial Institutions, Factoring and Public and Infrastructure Finance Subsidiary Bank (Banca Intesa Infrastrutture e Sviluppo)*

Conclusions

- Results on Track on our 2005-2007 Business Plan Targets, with substantial improvement in profitability and efficiency:

	Δ% FY05 vs FY04	Δ% 9M06 vs 9M05	BP Target 2004-2007 CAGR
Operating Income	+8.5%	+8.0%	+7.4%
Operating Costs	-0.9%[1]	+4.3%	+1.1%
Operating Margin	+22.3%[1]	+12.1%	+15.6%

Growth rate planned to decline for the full year

+13.7% excluding negative contribution from the stake in Pirelli (-€24m) and restating 9M05 data to include only 35% of Nextra Net Income

	2004[2]	2005	30/09/06	2007 BP Target
Cost/Income	60%	54.4%[1]	50.8%	50%
ROE[3]	16%	18.5%[4]	18.9%[5]	20%

BP = *2005-2007 Business Plan*

(1) *Excluding the €63m non-recurring charges related to the stock granting plan accounted for in 4Q05 under Personnel Expenses caption*

(2) *2004 figures restated to reflect the IAS/IFRS application (including IAS 39 estimates), 2005 consolidation area and discontinued operations*

(3) *Ratio between Net Income for the period and period-end sum of Share Capital, Share Premium Reserve, Reserves and Valuation Reserves*

(4) *Adjusted excluding capital gains on Nextra and IGC sale transactions, non-recurring charges for the stock granting plan and non-recurring Provisions for risks and charges*

(5) *Annualised*

Appendix

Quarterly Analysis

(€ m)	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
	Restated						
Net interest income	1,294	1,333	1,349	1,332	1,360	1,413	1,434
Dividends and P/L on investments carried at equity	53	62	47	50	29	63	31
Net fee and commission income	883	881	818	848	950	895	863
Profits (Losses) on trading	183	153	170	114	356	175	202
Other operating income (expenses)	(12)	11	(7)	11	12	8	4
Operating income	**2,401**	**2,440**	**2,377**	**2,355**	**2,707**	**2,554**	**2,534**
Personnel expenses	(742)	(746)	(753)	(823)	(771)	(780)	(766)
Other administrative expenses	(381)	(434)	(394)	(453)	(412)	(436)	(421)
Adjustments to property, equipment and intangible assets	(109)	(116)	(121)	(154)	(117)	(124)	(131)
Operating costs	**(1,232)**	**(1,296)**	**(1,268)**	**(1,430)**	**(1,300)**	**(1,340)**	**(1,318)**
Operating margin	**1,169**	**1,144**	**1,109**	**925**	**1,407**	**1,214**	**1,216**
Goodwill impairment	0	0	0	(6)	0	0	0
Net provisions for risks and charges	(44)	(113)[1]	(45)	(192)[1]	(38)	(19)	(18)
Net adjustments to loans	(189)	(123)	(165)	(263)	(207)	(165)	(173)
Net impairment losses on other assets	4	(8)	1	(18)	3	(4)	(4)
Profits (Losses) on HTM and on other investments	61	21	42	709[2]	0	50	1
Income before tax from continuing operations	**1,001**	**921**	**942**	**1,155**	**1,165**	**1,076**	**1,022**
Taxes on income from continuing operations	(348)	(305)	(318)	(46)	(404)	(346)	(319)
Income (Loss) after tax from discontinued operations	5	(1)	55	98[3]	19	24	23
Minority interests	(38)	(35)	(34)	(27)	(29)	(29)	(29)
Net income	**620**	**580**	**645**	**1,180**	**751**	**725**	**697**

Note: *2005 and 1Q06 figures restated to reflect 3Q06 consolidation area including line by line Banca Intesa Beograd, CR Fano, KMB Bank, UPI Banka and excluding line by line Nextra, IGC, Banco Wiese Sudameris and Tax-Collection companies*

(1) *Including €115m in 2Q05 and €135m in 4Q05 of non-recurring provisions for risks and charges*

(2) *Including €682m capital gain from the Nextra transaction*

(3) *Including €49m capital gain from the IGC sale transaction*

File No. 82-35020

Net Fee and Commission

Net Fee and Commission Breakdown



40.5%
48.5%
39.7%
48.8%
Commercial Banking
Brokerage & AUM
Others
9M05
9M06

(€ m)	9M05 Restated	9M06	Δ%
Commercial banking activities	1,047	1,075	2.7
of which			
- Credit / Debit cards	211	222	5.2
- Current accounts	516	521	1.0
Brokerage & AUM	1,251	1,321	5.6
of which			
- Dealing and Placement of Securities	695 [1]	749 [1]	7.8
- Insurance products	290	303	4.5
- Portfolio management	128	135	5.5
Others	284	312	9.9
Total	2,582	2,708	4.9

Note: *9M05 figures restated to reflect 9M06 consolidation area*
(1) *Including ~€160m in 9M05 and ~€110m in 9M06 from the placement of third-party structured bonds and ~€370m in 9M05 and ~€480m in 9M06 from the placement of mutual funds*

Retail Division

In the Last Two Years the Range of Products Was Completely Renewed

Conto Intesa	Conto Intesa Business	Conto Intesa Personal	Conto Intesa Condominio	Conto Intesa 18-26	Conto Intesa Light


Conto Intesa
Conto Intesa Business
Conto Intesa Personal
Conto Intesa 18-26
Conto Intesa Light

Launched in Dec. 2003	Launched in Jun. 2004	Launched in Jun. 2004	Launched in Jun. 2005	Launched in Sept. 2005	Launched in July 2006

As at 30.09.06 one million current accounts were opened since their launch, 46% of which are new accounts

Continuing product innovation

Recently launched products (examples)


Intesa Premium
Intesa Rata Sicura
Intesa
Intesa Vacanze
BancaIntesa

Banca Intesa

Italian Subsidiary Banks Division
Positive Performance in All Banks

Operating Income

CARIPARMA & PIACENZA


(€ m)
537
+7.3%
576
9M05
9M06

Banca di Trento e Bolzano / Bank für Trient und Bozen


(€ m)
66
+3.0%
68
9M05
9M06

Banca Popolare FriulAdria


(€ m)
167
+12.0%
187
9M05
9M06

BIVERBANCA


(€ m)
98
+6.1%
104
9M05
9M06

Intesa CASSE DEL CENTRO


(€ m)
291
+8.6%
316
9M05
9M06

Banca Intesa

File No. 82-35020

International Subsidiary Banks Division
Positive Performance in All Banks

(€ m)	CIB (Hungary)		PBZ (Croatia)		VUB (Slovakia)		Banca Intesa Beograd(1) (Serbia)		KMB Bank(1) (Russian Federation)		UPI Banka(2) (Bosnia and Herzegovina)	
	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06	9M05	9M06
Operating Income	229	260	257	287	207	228	68	77	27	51	8	9
Operating Costs	(118)	(124)	(132)	(141)	(118)	(121)	(31)	(44)	(20)	(36)	(5)	(5)
Operating Margin	111	135	125	145	89	107	37	34	7	15	3	4
Net Provisions(3)	(30)	(36)	(16)	(15)	(6)	(20)	(25)	(11)	(4)	(7)	(2)	(2)
Pre-Tax Income(4)	81	102	111	131	86	88	12	23	3	9	1	3
Net Income	63	74	89	106	74	71	0	24	0	6	0	2
	30.09.05	30.09.06	30.09.05	30.09.06	30.09.05	30.09.06	30.09.05	30.09.06	30.09.05	30.09.06	30.09.05	30.09.06
Customer Deposits	3,270	3,692	4,408	4,933	4,384	5,273	693	988	176	327	187	231
Loans to Customers	4,614	5,346	3,629	4,587	2,024	2,296	389	673	288	529	110	125
Total Assets	5,722	6,621	6,242	7,521	5,844	6,318	834	1,283	367	607	225	270

Figures may not add up exactly due to rounding differences – Balance Sheet figures: contribution to Intesa consolidated accounts
(1) Acquired in 2005
(2) Acquired in February 2006
(3) Including Net provisions for risks and charges, Net adjustments to loans and Net impairment losses on assets
(4) Income before Tax from Continuing Operations

Acquisition of Ukrsotsbank: an Important Step Forward in Banca Intesa's Presence in Central-Eastern Europe


Russian Federation
Ukraine
Slovakia
Hungary
Croatia
Bosnia and Herzegovina
Serbia

	Population	Total Assets (€ bn)	Customers	Branches	Ranking
Croatia PBZ	~4,000,000	7.5	~1,750,000	212	2nd
Slovakia VUB	~5,000,000	6.3	~1,600,000	238	2nd
Serbia Banca Intesa Beograd	~10,000,000	1.3	~900,000	159	2nd
Hungary CIB	~10,000,000	6.6	~500,000	89	4th
Ukraine Ukrsotsbank (1)	~47,000,000	2.3	~1,300,000	506	6th
Bosnia-Herzegovina Upi Banka LTG banka	~4,000,000	0.3 0.1	~90,000 ~75,000	15 25	5th 17th
Sub Total	~80,000,000	24.4	~6,215,000	1,244	
Russian Federation KMB Bank	~145,000,000	0.6	~55,000	51	Leading bank in small enterprises segment
Total		25.0	~6,270,000	1,295	

(1) *Acquisition under way*

Banca Intesa

Disclaimer

The Banca Intesa securities that will be issued in connection with the merger with Sanpaolo IMI have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Banca Intesa S.p.A.. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the management of Banca Intesa S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. to CONSOB. Except as required by applicable law, Banca Intesa S.p.A. undertakes no obligation to update any forward-looking information or statements.

File No. 82-35020

Banca Intesa

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RECEIVED

2006 NOV 27 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press releases

BANCA INTESA: RESULTS AS AT 30th SEPTEMBER 2006

Milano, 14th November 2006

- **Consolidated net income for the first nine months of 2006 at 2,173 million euro, up 17.8% (first nine months of 2005: 1,845 million).**
- **Income before tax from continuing operations at 3,263 million euro, up 13.9% (first nine months of 2005: 2,864 million).**
- **Operating margin at 3,837 million euro, up 12.1% (first nine months of 2005: 3,422 million).**
- **Operating income at 7,795 million euro, up 8% (first nine months of 2005: 7,218 million).**
- **Operating costs at 3,958 million euro, up 4.3%, in line with the Business Plan targets (first nine months of 2005: 3,796 million).**
- **Capital ratio at 30th September 2006: Tier 1 ratio at 8.1%.**

The Board of Directors, which met today chaired by Giovanni Bazoli, approved the consolidated quarterly report as at 30th September 2006.
The first nine months of 2006 highlighted a further significant improvement in profitability, after the achievement of 2005. **Consolidated net income** rose to 2,173 million euro, up 17.8% from 1,845 million in first nine months of 2005.

Starting from the second quarter of 2006 the caption related to discontinued operations includes the contribution from the items affected by the sale of Gruppo Intesa's stakes in tax collection companies - approved by the Board of Directors of 28th March 2006 - to Riscossione S.p.A. to which tax collection service activities were planned to be transferred effective as of 1st October 2006. For consistency purposes, the income statement and balance sheet data of the first quarter of 2006 and four quarters of 2005 were restated accordingly. Balance sheet figures as at 30th September 2006 did not include any longer the components relating to tax collection subsidiaries disposed of at the end of third quarter 2006.
Moreover, since the second quarter of 2006, the cost of carry of equity swaps has been reclassified and excluded from net interest income and included in the "Profits (Losses) on trading" caption in which relevant income are recognised. For consistency purposes, the income statement data of the first quarter of 2006 and four quarters of 2005 were reclassified accordingly.

Statement of income for the first nine months of 2006

The consolidated statement of income for first nine months of 2006 registered **operating income** of 7,795 million euro, up 8% with respect to the 7,218 million of the corresponding period of 2005.

As part of it, **net interest income** rose to 4,207 million euro, up 5.8% compared to the 3,976 million for the same period of 2005. **Profits on investments carried at equity** decreased by 26.7% to 110 million euro from 150 million also due to the reclassification in this caption of the pertaining portion of net income recorded by Nextra following the sale of a 65% shareholding in the latter's capital to Crédit Agricole (100% of Nextra's net income included in this caption in the first nine months of 2005, 35% in the nine months of 2006) as well as a negative contribution from the equity stake in Pirelli (-24 million euro as a result of the consolidated loss registered by the latter as at 30th September 2006). Excluding the aforementioned two impacts, operating income would register an 8.7% increase.

Net fee and commission income registered 2,708 million euro, with a 4.9% rise compared to the 2,582 million in the first nine months of 2005, notwithstanding a 31% reduction in commissions from the placement of third-party structured bonds. This rise was driven by commissions on structured finance transactions (up 10.7%), dealing and placement of securities (up 7.8%), guarantees given (up 7.7%), portfolio management (up 5.5%) and credit and debit cards (up 5.2%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 480 million on placement of mutual funds (up 30% with respect to the 370 million in the first nine months of 2005 sustained by Intesa Garanzia Attiva, the first mutual fund in Italy with guaranteed capital), 110 million on placement of third-party structured bonds (with respect to the 160 million in the first nine months of 2005) and 160 million on dealing and placement of other securities (in line with the first nine months of 2005). **Profits on trading** amounted to 733 million euro, with a significant growth with respect to the 506 million of the first nine months of 2005 which was largely structural (profits on trading for the first nine months of 2006 included a valuation effect regarding the equity

stakes in Fiat and Parmalat equal to approximately 100 million euro compared to the approximately 80 million in the first nine months of 2005 related to the Fiat "convertendo").

Operating costs amounted to 3,958 million euro, in line with the Business Plan targets, with a 4.3% rise compared to the 3,796 million for the first nine months of 2005 driven by the Central-Eastern Europe component (up 11%) and resulting from personnel expenses (up 3.4%), administrative expenses (up 5.0%) and adjustments (up 7.5%). With reference to administrative expenses the trend is determined by an 11% rise in growth-related expenses (information technology, training and advertising) and a 2.3% increase in other expenses.

Consequently, **operating margin** registered a 12.1% growth rate to 3,837 million euro compared to the 3,422 million for the first nine months of 2005, with an improvement in the **cost/income ratio**, down from 52.6% to 50.8%.

Net **provisions** and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 625 million euro, down 8.4% with respect to the 682 million of the corresponding period of 2005. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of 51 million euro compared to the 124 million of the first nine months of 2005.

Income before tax from continuing operations registered 3,263 million euro, with a 13.9% rise compared to the 2,864 million for the first nine months of 2005.

Consolidated net income equalled 2,173 million euro with respect to the 1,845 million for the corresponding period of 2005 (up 17.8%) and reflected the deduction of income taxes (1,069 million), the registration of income after tax from discontinued operations (66 million) and the attribution to minority shareholders of the income pertaining to them (87 million euro). The **Parent Company's net income** amounted to 1,949 million euro compared to the 1,241 million for the first nine months of 2005. The difference in performance between the Parent Company's net income and consolidated net income is mainly due to 704 million euro of dividends distributed in the second quarter of 2006 by the subsidiary Intesa Holding Asset Management related to the capital gain made at the end of last year on the Nextra sale and recorded in the consolidated income statement of 2005.

Statement of income for the third quarter of 2006

The consolidated statement of income for third quarter 2006 registered **operating income** of 2,534 million euro, up 6.6% with respect to third quarter 2005 and down 0.8% compared to second quarter 2006.

As part of it, **net interest income** amounted to 1,434 million euro, up 6.3% compared to third quarter 2005 and up 1.5% to second quarter 2006. **Profits on investments carried at equity** decreased to 31 million euro from 47 million of the corresponding period of 2005 and from 50 million of second quarter 2006; excluding the aforementioned impacts on this caption of the reclassification of the pertaining portion of net income recorded by Nextra in third quarter 2005 and the negative contribution from the equity stake in Pirelli in third quarter 2006, operating income would increase 8.1% compared to third quarter of 2005 and 0.2% compared to second quarter 2006.

Net fee and commission income registered 863 million euro, with a 5.5% rise compared to third quarter 2005, as a result of the increase in commissions on structured finance transactions (up 45%), dealing and placement of securities (up 14.7%), guarantees given (up 12.3%) and the slight decrease in the total of remaining commissions (down 1.6%). A 3.6% decrease was recorded with respect to second quarter 2006 determined by commissions on dealing and placement of securities (down 14.4%). Breakdown of contribution generated on dealing and placement of securities is the following, in approximate figures: 130 million on placement of mutual funds (same figure in third quarter 2005 and 160 million in second quarter 2006), 30 million on placement of third-party structured bonds (no commissions in third quarter 2005 and 35 million in second quarter 2006) and 50 million on dealing and placement of other securities (in line with both third quarter 2005 and second quarter 2006). **Profits on trading** amounted to 202 million euro, up from the 170 million in third quarter 2005 and from the 175 million in second quarter 2006.

Operating costs amounted to 1,318 million euro, in line with the Business Plan targets with a 3.9% rise compared to third quarter 2005 driven by the Central-Eastern Europe component (up 7.8%) and determined by growth in personnel expenses (up 1.7%), administrative expenses (up 6.9%) - as the result of a 18.6% rise in growth-related expenses (information technology, training and advertising) and a 2.1% rise in other expenses - and adjustments (up 8.3%). With respect to second quarter 2006, a 1.6% decrease was recorded resulting from a 1.8% reduction in personnel expenses, a 3.4% reduction in administrative expenses and a 5.6% increase in adjustments.

Consequently, **operating margin** rose to 1,216 million euro, up 9.6% with respect to third quarter 2005, with an improvement in the **cost/income ratio**, down from 53.3% to 52%. Operating margin was unchanged with respect to second quarter 2006.

Net **provisions** and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 195 million euro, compared to the 209 million in the corresponding period of 2005 and the 188 million of second quarter 2006. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of one million euro compared to the 42 million in third quarter 2005 and the 50 million in second quarter 2006.

Income before tax from continuing operations registered 1,022 million euro, with a 8.5% rise compared to third quarter 2005 and a 5% decrease compared to second quarter 2006.

Consolidated net income equalled 697 million euro with respect to the 645 million for the corresponding period of 2005 (up 8.1%) and the 725 million in second quarter 2006 and reflected the deduction of income taxes (319 million), the registration of income after tax from discontinued operations (23 million) and the attribution to minority shareholders of the income pertaining to them (29 million).

Balance sheet as at 30th September 2006

As regards the consolidated balance sheet figures, as at 30th September 2006 **loans to customers** amounted to 179 billion euro, up 11.8% on the figure as at 30th September 2005 and up 6.2% on that at 31st December 2005. Total **doubtful loans, substandard loans and loans past due by over 180 days** - net of adjustments - equalled 5,156 million euro compared to the 5,078 million as at 31st December 2005. In detail, doubtful loans increased from 1,229 million euro to 1,585 million, with an incidence of 0.9% on total loans (0.7% at year-end 2005) and coverage of 67% (69% as at year-end 2005); substandard loans were basically unchanged at 3,178 million euro from 3,134 million and loans past due by over 180 days decreased from 715 million euro to 393 million.

Customer deposits under administration amounted to 498 billion euro up 5.2% compared to 30th September 2005 and up 4.8% compared to 31st December 2005. As part of it, direct customer deposits equalled 194 billion, up 7.8% compared to those as at 30th September 2005 and up 3.5% compared to 31st December 2005, and indirect customer deposits reached 303 billion, up 3.4% with respect to those as at 30th September 2005 and up 5.3% with respect to those of year-end 2005. **Assets under management**, in which mutual funds are no longer included after the finalisation last December of the agreement for asset management activities with Crédit Agricole, equalled 60 billion euro, with a 5.7% rise compared to 30th September 2005 stemming from both individual portfolio management schemes and bancassurance products, and a 2.2% rise compared to year-end 2005, following a decrease in individual portfolio management schemes largely exceeded by placement of bancassurance products during the first nine months of 2006 for approximately 5.4 billion euro.

As at 30th September 2006, **capital ratios** resulted in: Core Tier 1 ratio at 7.3% (7.1% at 31st December 2005), Tier 1 ratio at 8.1% (7.9% at 31st December 2005) and total capital ratio at 11.3% (10.3% at 31st December 2005).

* * *

As at 30th September 2006, Gruppo Intesa's **operating structure** was made up of 3,913 branches - of which 3,137 in Italy and 776 abroad - and 56,741 employees, 1,089 higher than at 31st December 2005.

* * *

Results by business areas

The **Retail Division** serves Households, Affluent and Private customers, SMEs with turnover of up to 50 million euro, Religious and Non-Profit Entities, and includes product companies in the fields of industrial credit and leasing. In the first nine months of 2006, operating income registered a 5.9% increase to 4,135 million euro from 3,905 million in the corresponding period of 2005, accounting for 53% of consolidated operating income (54% in the first nine months of 2005). Revenue growth was fostered in particular by mortgages (stock up 10%) and personal loans (stock up 26%). Operating costs increased 3.5% to 2,158 million euro from 2,085 million and led to an 8.6% increase in operating margin, which rose to 1,977 from 1,820 million, and a decrease in the cost/income ratio to 52% from 53%. Net provisions and adjustments rose to 379 million euro from 240 million mainly due to classification as substandard loans of positions which at the end of last December had been classified as past due by over 180 days (the latter is the category of non-performing loans introduced by the Bank of Italy at year-end 2005). After a one million loss on investments held to maturity and on other investments, income before tax totalled 1,597 million euro compared to the 1,580 million for the first nine months of 2005.

The **Italian Subsidiary Banks Division** includes subsidiary banks all strongly rooted in regional markets. In the first nine months of 2006, operating income recorded a 7.9% increase to 1,251 million euro from 1,159 million, with a 16% contribution to consolidated operating income (the same as the corresponding period of 2005). With operating costs of 593 million euro, up 3.7% compared to the 572 million of the first nine months of 2005, operating margin was up 12.1% to 658 million euro from 587 million and the cost/income ratio decreased to 47% from 49%. Net provisions and adjustments amounted to 98 million euro, down 11.7% from 111 million of the first nine months of 2005. After profits on investments held to maturity and on other investments of 3 million euro, income before tax from continuing operations increased by 14.2% to 563 million euro from 493 million in the corresponding period of 2005.

The **International Subsidiary Banks Division** is in charge of subsidiary banks abroad that provide retail and commercial banking services. In the first nine months of 2006, this division highlighted a significant growth in operating income which increased by 14.6% to 912 million euro from 796 million, making a 12% contribution to consolidated operating income (11% in the first nine months of 2005). Operating costs rose by 11.1% to 471 million euro from 424 million driven by growth-related expenses and investments in Central-Eastern Europe; as a result, operating margin rose 18.5% to 441 million euro from 372 million and the cost/income ratio decreased to 52% from 53%. Net provisions and adjustments increased 8.5% to 89 million euro from 82 million in the first nine months of 2005. After profits on investments held to maturity and on other investments

of 3 million euro, income before tax from continuing operations increased by 20.7% to 355 million euro from 294 million in first half 2005.

The **Corporate Division** serves companies with turnover exceeding 50 million euro and is responsible for relations with Mid Corporates, Large Corporates and Financial Institutions. It includes: Caboto, a factoring company and the international network made up of branches, representative offices and subsidiaries specialised in corporate banking. In the first nine months of 2006, this Division showed a significant growth in operating income which amounted to 1,429 million euro, up 13.1% compared to the 1,264 million in the first nine months of 2005, accounting for 18% of consolidated operating income (the same as in the corresponding period of 2005). With operating costs totalling 513 million euro up 4.5% with respect to 491 million in the first nine months of 2005, operating margin amounted to 916 million euro, up 18.5% compared to the 773 million for the first nine months of 2005 and the cost/income ratio was down to 36% from 39%. Net provisions and adjustments recorded a 9.8% decrease to 46 million euro from 51 million. After profits on investments held to maturity and on other investments of 27 million euro, income before tax from continuing operations increased by 24.2% to 897 million euro from 722 million in the corresponding period of 2005.

Since January 1st 2006 activities dedicated to the Public and Infrastructure finance sector have been transferred from the Corporate Division to **Banca Intesa Infrastrutture e Sviluppo (BIIS)**, a Group subsidiary with fields of activity ranging from public works lending to securitisations for public entities and project finance; for simplicity's sake, Banca Intesa Infrastrutture e Sviluppo's figures are included in the Corporate Division. The performance of BIIS in the first nine months of 2006, compared to its pro-forma data for the corresponding period of 2005, showed a sustained trend, in line with the Business plan's guidelines: operating income marked a 64.3% increase to approximately 74 million euro and operating margin reached approximately 43 million euro, more than doubling the comparative figure. The total of loans to customers and financial assets available for sale increased by 29.2% to approximately 8.8 billion euro.

* * *

An improvement in operational performance is expected for 2006 with respect to 2005, in line with the guidelines of the 2005-2007 Business Plan, also in the light of results recorded in the first nine months of the current year.

* * *

In order to present more complete information regarding the results generated in the first nine months of 2006, the reclassified consolidated statement of income and the reclassified consolidated balance sheet included in the report on operations approved by the Board of Directors are attached. Please note that the reclassified consolidated statement of income, the reclassified consolidated balance sheet and the quarterly report are not subject to auditing by the Auditing company.

* * *

The Banca Intesa securities that will be issued in connection with the merger with Sanpaolo IMI have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.
The merger relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking information and statements about Banca Intesa S.p.A.. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the management of Banca Intesa S.p.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Banca Intesa S.p.A. to CONSOB. Except as required by applicable law, Banca Intesa S.p.A. undertakes no obligation to update any forward-looking information or statements.

Investor Relations
+39.02.87943180
investorelations@bancaintesa.it

Media Relations
+39.02.87963531
stampa@bancaintesa.it

www.bancaintesa.it

>> Financial Statements as at 30th September 2006

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File No. 82-35020

EXPLANATORY REPORT PURSUANT TO ART. 25[illegible] [illegible] OF THE ITALIAN CIVIL CODE OF THE BOARD OF DIRECTORS OF BANCA INTESA S.p.A.

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Banca Intesa

BOARD OF DIRECTORS REPORT ON THE PLAN FOR THE MERGER OF SANPAOLO IMI S.p.A. WITH AND INTO BANCA INTESA S.p.A.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

Milan, 12th October 2006

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Contents

Explanatory Report of the Board of Directors of Banca Intesa S.p.A. on the plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A.

1.	Description and rationale of the merger	page 5
2.	Companies taking part in the merger	page 8
3.	Financial statements as at 30th June 2006	page 14
4.	Sale of assets to Crédit Agricole	page 14
5.	Values attributed to the companies taking part in the merger	page 17
6.	Criteria used for the determination of the exchange ratio and adopted valuation methods	page 19
7.	Manner of the issuance of the shares of Banca Intesa and the characteristics of such shares	page 43
8.	Legal aspects of the merger	page 45
9.	Accounting aspects of the merger	page 46
10.	Tax aspects of the merger	page 49
11.	Effects of the merger on Banca Intesa	page 50
12.	New corporate governance	page 56
13.	Changes in the Articles of Association	page 61
14.	Board of Directors assessment with respect to the availability of the right of withdrawal	page 63

Explanatory Report of the Board of Directors of Banca Intesa S.p.A. on the plan for the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.a pursuant to art. 2501-*quinquies* of the Italian Civil Code and art. 70, par. 2, of Issuer regulations adopted pursuant to Consob resolution 11971/99 and subsequent amendments

Dear Shareholders,

You have been convened to attend the Extraordinary Shareholders' Meeting to resolve upon the Plan for the Merger of Sanpaolo IMI S.p.A. (hereafter Sanpaolo IMI or the "merged company") with and into Banca Intesa S.p.A. (hereafter "Intesa" or the "surviving company").
Intesa's Board of Directors, pursuant to art. 2501-*quinquies* of the Italian Civil Code and art. 70, par. 2, of Issuer regulations adopted pursuant to Consob resolution 11971/99 and subsequent amendments, prepared the present Report on the Plan for the merger as provided for by art. 2501-*ter* of the Italian Civil Code.

1. Description and rationale of the merger

The integration between Intesa and Sanpaolo IMI constitutes a highly significant event for the banking industry and the Italian economic system and creates an important player capable of competing in the financial services sector on a European level.

The transaction is the result of an intense effort made by both Banking Groups, which have for years pursued a policy aimed at seizing the best growth opportunities, and it is a further fundamental milestone for the achievement of increasingly important objectives: to be not only the best Italian bank, but also the standard bearer for the strengthening of the Italian banking system to permit it to face increasingly fierce European competition.

In the last few years both Intesa and Sanpaolo IMI have implemented corporate strategies aimed at pursuing excellence, and have revised their service models for customers to meet diversified needs. In this context both have taken on responsibilities vis-à-vis the Italian economic system with the objective of favouring the growth of customers and the country system.

The New Group will be the top player in the domestic banking sector with market shares of approximately or in excess of 20% in all main products and services due to their excellent and complementary geographic and business positions.

On the basis of its balance sheet, income statement and market capitalisation, the New Group will rank among the leading European banks due to an unparalleled number of customers in Italy (12 million) and a very signficant number of customers in Europe, amounting to over 6 million.

Intesa and Sanpaolo IMI both have a heritage, banking culture and experience which are unique in Italy, including with respect to recently developed capabilities and experience in integrating acquired banking institutions. The integration may therefore be achieved with a low execution risk by exploiting the best potential on an individual basis.

In particular, the high compatibility of the two banks' business and organisational models, combined with simple and clear decisions in the model to be adopted, will permit a rapid convergence of production processes and a fast preparation of commercial structures. Among the qualifying decisions, the following must be noted:

- the presence of an operating Parent Company, and not a financial holding company, with clear management responsibilities over the integrated New Group;
- the presence of Business Units, focused on exclusive relationships with the various customer segments;
- the strengthening, under the distribution profile, of the "Banca dei Territori" concept, with the attribution of each specific territory to a single brand. In particular, the networks of Intesa and Sanpaolo IMI are expected to be integrated under a single brand and with geographical areas of action not overlapping with their local banks. Commercial coordination will be entrusted to group marketing structures specialised by customer segment;
- the formation of a *Corporate & Investment Banking Business Unit* which will maintain responsibility of relations with *mid* and *large corporate* customers throughout the domestic market.

The structural consistency and the similarity of the organisational models of the two Groups will permit the achievement of significant synergies in connection with the integration (approximately 1.6 billion euro, of which approximately 63% deriving from cost savings, in particular in administrative and service activities), as well as achieving considerable economies of scale in the productive fields in which offering specialisation and product innovation are of particular importance, according to the experience of the major European banking groups.

The leadership position and the new dimensional threshold, with the resulting advantages in terms of productive efficiency, will enable the New Group to pursue significant levels of value creation which may be translated into benefits for the entire Italian productive system, as well as for customers (in terms of conditions, product range, overall services).

The New Group will have a sound capital base (with a total capital of 43.8 billion euro pro-forma as at 30th June 2006[1]) and will seek to achieve its profitability objectives of excellence (target for 2009 net income is estimated at approximately 7 billion euro). Income flows will enable the strengthening of the capital base of the New Group, while maintaining a dividend payout of at least 60%.

[1] Figures include the effects of the sale of assets to Crédit Agricole described in point 4 below.

The merger will produce significant benefits for customers. They will have access to the best products currently offered by the two Groups, and especially, to new products on increasingly competitive terms and conditions.

The Merger will also produce advantages in terms of service quality levels offered to customers, due to the New Group's enhanced capability to invest in technology, promote innovation and attract and retain talented and skilled personnel at the highest levels.

The New Group will represent a reference point for our country by becoming an aggregating centre for the greater Milano-Torino metropolitan area and strengthening relations with the local markets of the North, Centre and South of Italy. It will also be an important engine for the growth of our economic system by ensuring that support is provided to new investment in public works and sustaining Italian companies, both in Italy and abroad.

The establishment of sound national foundations, together with the significant value generated in their business by the merger, represents a growth opportunity which will enable the New Group to consider projects and initiatives for international expansion once the integration process has been completed that would have otherwise been impossible for the two banks on a stand-alone basis.

Sustainable growth and strong value creation will be the primary objectives, which must be pursued by developing the trust of its stakeholders and maintaining a strict control over all management levels.

The main strategic guidelines which will enable the New Group to achieve these objectives may be summarised in the following points:

- *Consolidate excellence in customer relations*, through a strong focus on product/service innovation partly as a result of the higher investment capacity arising from the Merger, the capillary coverage of the national territory and the sharing of the two Group's operating and management best practices;
- *Achieve and maintain a clear cost leadership*, thanks to economies of scale in product factories, in service/support activities and synergies in governance and control functions;
- *Focus on human and professional growth of all employees*, in order to enhance quality and motivation of human resources, which is a key success factor for the New Group. The formation of a leading Group in Italy with international growth ambitions will in fact offer new professional development opportunities both for current employees and for the talented resources which it will be capable of attracting;
- *Support the country's development*, by financing large works and supporting the growth of Italian companies – both at national and international level – developing local markets, innovating and modernising the public administration;
- *Significantly strengthen the presence of the New Group abroad*, by benefiting from the strong growth potential of the International Banks already controlled in Central-Eastern Europe, and creating the conditions to significantly increase geographic diversification in the future;

- *Optimise risk profile and capital management*, by leveraging the excellent asset quality of the two Groups and utilising the sophisticated risk management processes/tools.

2. Companies taking part in the merger

2.1. SURVIVING COMPANY

Banca Intesa S.p.A.

2.1.1. Financial highlights

The table below sets out the most significant consolidated balance sheet and income statement as at 30th June 2006, compared with figures as at 31st December 2005 and as at 30th June 2005.

Figures refer to the compulsory forms provided for by the Circular of the Bank of Italy no. 262 of 22nd December 2005 and are prepared in accordance with IAS/IFRS.

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005 (*)
Financial assets held for trading	51,160	51,067	60,831
Other financial assets (1)	7,307	7,189	7,330
Due from banks	29,338	27,111	26,652
Loans to customers	176,023	169,478	157,702
Property, equipment and intangible assets	4,211	4,280	3,419
Tax assets	2,817	3,096	3,148
Other assets	9,341	11,314	11,941
Total Assets	**280,197**	**273,535**	**271,023**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005 (*)
Due to banks	36,598	31,771	33,250
Direct customer deposits (2)	193,761	187,590	182,072
Financial liabilities held for trading	16,750	21,249	26,217
Tax liabilities	1,658	1,091	1,288
Allowances for specific purpose (3)	2,856	2,834	2,802
Technical reserves	-	-	-
Other liabilities	10,997	11,494	10,013
Share capital	3,613	3,596	3,596
Reserves (4)	11,520	10,056	9,956
Valuation reserves	968	829	629
Net income	1,476	3,025	1,200
Total Liabilities and Shareholders' Equity	**280,197**	**273,535**	**271,023**

(*) Figures restated on the basis of the instructions issued by the Bank of Italy on 22/12/2005.

(1) Sum of captions 30, 40 and 50.

(2) Sum of captions 20 and 30.

(3) Sum of captions 110 and 120.

(4) Sum of captions 170, 180, 200 and 210.

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Income Statement

(in millions of euro)

	30.06.2006	30.06.2005(*)
Interest margin	2,640	2,469
Net fee and commission income	1,845	1,824
Net interest and other banking income	5,108	4,671
Net income from banking activities	4,825	4,445
Net income from banking and insurance activities	4,825	4,445
Operating expenses	-2,713	-2,683
Income (Loss) before tax from continuing operations	2,241	1,907
Income (Loss) after tax from continuing operations	1,491	1,242
Net income (loss)	1,534	1,246
Parent Company's net income (loss)	**1,476**	**1,200**

(*) Figures restated on the basis of the instructions issued by the Bank of Italy on 22/12/2005.

Operating structure

	30.06.2006	31.12.2005	30.06.2005
Number of employees	58,301	60,778	57,713
- Italy	*42,521*	*42,062*	*43,057*
- Abroad	*15,780*	*18,716*	*14,656*
Number of branches	3,900	3,970	3,679
- Italy	*3,129*	*3,106*	*3,055*
- Abroad	*771*	*864*	*624*

2.1.2. Shareholder base

Intesa's shareholder base includes reference shareholders which are part of a voting syndicate and hold approximately 44% of the voting share capital, and approximately 212,000 shareholders holding approximately 56%.

As at 30th June 2006 Intesa shareholders with equity stakes exceeding 2% of issued voting share capital are listed below:

	Name	Shares included in the voting syndicate	Shares not included in the voting syndicate	Total shares	% of shares included in the voting syndicate on total	% of shares held on total
1	**Crédit Agricole S.A.**	**1,070,574,249**	**2,596,258**	**1,073,170,507**	**17.80**	**17.84**
2	**Fondazione Cariplo**	**554,578,319**		**554,578,319**	**9.22**	**9.22**
3	**Gruppo Generali**	**453,834,553**		**453,834,553**	**7.54**	**7.54**
	- Assicurazioni Generali	3,942,065		3,942,065	0.06	0.06
	- Alleanza Assicurazioni	248,236,838		248,236,838	4.13	4.13
	- Other Assicurazioni Generali subsidiaries	201,655,650		201,655,650	3.35	3.35
4	**Fondazione Cariparma**	**258,670,312**	**1,844,890**	**260,515,202**	**4.30**	**4.33**
5	**"Gruppo Lombardo"**	**279,926,547**	**13,658,858**	**293,585,405**	**4.65**	**4.88**
	- Banca Lombarda e Piemontese	139,963,274	5,059,638	145,022,912	2.33	2.41
	- I.O.R.	29,578,536	1,640,157	31,218,693	0.49	0.52
	- Mittel S.r.l.	15,000,000	6,959,063	21,959,063	0.25	0.37
	- Carlo Tassara S.p.A.	95,384,737		95,384,737	1.58	1.58
	Total Shareholders in the Syndicate	**2,617,583,980**	**18,100,006**	**2,635,683,986**	**43.51**	**43.81**
6	**Mondrian Investment Partners Ltd**		**172,728,219**	**172,728,219**		**2.87**
7	**Capitalia S.p.A.**		**121,000,000**	**121,000,000**		**2.01**
	Total other Shareholders		**3,086,176,457**	**3,086,176,457**		**51.31**
	TOTAL	**2,617,583,980**	**3,398,004,682**	**6,015,588,662**		**100**

Voting syndicate

Crédit Agricole, Fondazione Cariplo, Gruppo Generali, Gruppo "Lombardo" Fondazione Cariparma are parties to a Voting syndicate intended to ensure continuity and stability of entrepreneurial guidelines and policies in Intesa's activities. The syndicate currently in force will expire on 15th April 2008.

2.2. COMPANY TO BE MERGED

Sanpaolo IMI S.p.A.

2.2.1. Financial highlights

The table below sets out the most significant consolidated balance sheet and income statement as at 30th June 2006, compared with figures as at 31st December 2005 and as at 30th June 2005.

Figures refer to the compulsory forms provided for by the Circular of the Bank of Italy no. 262 of 22nd December 2005.

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005
Financial assets held for trading	21,645	25,037	36,559
Other financial assets [1]	53,821	54,900	56,291
Due from banks	31,094	28,636	26,165
Loans to customers	147,330	139,507	132,443
Property, equipment and intangible assets	3,723	3,185	3,269
Tax assets	2,447	2,728	3,299
Other assets	10,183	9,065	9,600
Total Assets	**270,243**	**263,258**	**267,626**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005
Due to banks	36,376	35,682	39,963
Direct customer deposits [2]	146,518	139,291	143,932
Financial liabilities held for trading	9,608	11,342	11,685
Tax liabilities	950	860	1,261
Allowances for specific purpose [3]	2,575	2,883	2,627
Technical reserves	22,000	22,113	21,709
Other liabilities	38,062	37,371	33,958
Share capital	5,400	5,239	5,236
Reserves [4]	6,240	5,208	5,136
Valuation reserves	1,374	1,286	1,225
Net income	1,140	1,983	894
Total Liabilities and Shareholders' Equity	**270,243**	**263,258**	**267,626**

[1] Sum of captions 30, 40 and 50.

[2] Sum of captions 20 and 30.

[3] Sum of captions 110 and 120.

[4] Sum of captions 170, 180, 200 and 210.

Income Statement

(in millions of euro)

	30.06.2006	30.06.2005
Interest margin	2,434	2,149
Net fee and commission income	1,643	1,527
Net interest and other banking income	4,428	4,207
Net income from banking activities	4,224	3,999
Net income from banking and insurance activities	4,062	3,577
Operating expenses	-2,352	-2,236
Income (Loss) before tax from continuing operations	1,769	1,432
Income (Loss) after tax from continuing operations	1,130	925
Net income (loss)	1,174	921
Parent Company's net income (loss)	**1,140**	**894**

Operating structure

	30.06.2006	31.12.2005	30.06.2005
Number of employees	42,647	43,666	43,628
- Italy	*39,875*	*41,002*	*41,010*
- Abroad	*2,772*	*2,664*	*2,618*
Number of branches	3,317	3,289	3,249
- Italy	*3,186*	*3,172*	*3,134*
- Abroad	*131*	*117*	*115*

2.2.2. Shareholder base

Based on the shareholder register and other information currently available, the shareholders of Sanpaolo IMI with equity stakes exceeding 2% of share capital are listed below:

Name	Percentage of capital*
Compagnia di San Paolo	14.19%
Banco Santander Central Hispano S.A.	8.43%
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02%
Fondazione Cassa di Risparmio in Bologna	5.54%
Giovanni Agnelli & C. S.a.p.a.	4.96%
Assicurazioni Generali S.p.A.	2.11%
Total other shareholders	57.75%

*Percentages refer to total stake held inclusive of ordinary and preference shares, the latter are held exclusively by Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna.

Shareholder agreements

The following shareholder agreements are currently in force:

- an agreement, called "Pact of unity of intent", signed on 19th April 2004 by Compagnia San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna, with a term of three years, which aggregates approximately 13.66% of the ordinary share capital;

- an agreement, signed on 21st April 2004 among the aforesaid Foundations, Banco Santander Central Hispano S.A. and CDC Ixis Italia Holding S.A. (now Caisse Nationale des Caisses d'Epargne), which will automatically expire and will become non-effective on the fifteenth day preceding the date of the first convocation of the Shareholders' Meeting of the Company called to approve the financial statements as at 31st December 2006. This agreement aggregates approximately 25.36% of the ordinary share capital. The pact will cease to be effective at the moment of the merger.

3. Financial statements as at 30th June 2006

As provided for by art. 2501-*quater* of the Italian Civil Code, Intesa's financial statements as at 30th June 2006 have been prepared and include the balance sheet, the income statement, the statement of changes in shareholders' equity, the statement of cash flows and the notes to the financial statements, with brief illustrative notes. Such financial statements have been prepared in compliance with rules on the preparation of financial statements and IAS/IFRS.

The consolidated half-year report as at 30th June 2006 was approved by the Board of Directors on 4th September and made public on 13th September.

4. Sale of assets to Crédit Agricole

In the context of the merger with Sanpaolo IMI, the definition of relations with Crédit Agricole was particularly important.

As is generally known, Crédit Agricole – one of the most important French and European banks – acquired an equity stake in Nuovo Banco Ambrosiano in December 1989 from one of the founders of the bank, Banca Popolare di Milano, which intended to sell the equity investment.

Crédit Agricole has had a very important role in the shareholder base of Intesa ever since. It is a party to the voting syndicate and provided support, including financial support, for its growth, which led it to become the top Italian bank.

On 11th October 2006, Intesa and Crédit Agricole entered into an agreement to safeguard Crédit Agricole's strategic interests in Italy, while respecting the interests of all other Intesa shareholders, in connection with the proposed business combination between Gruppo Intesa and Gruppo Sanpaolo IMI.

The rationale of the agreement is the following:

- following the merger the New Group will have to sell a certain number of branches in order to comply with antitrust provisions;
- Crédit Agricole is interested in maintaining a strategic position in Italy independently from Intesa through the acquisition from the latter of a retail banking business;
- the existing agreements between Intesa and Crédit Agricole relating to asset management activities contain certain provisions that could constrain this business of the New Group;
- Intesa is interested in the New Group being able to freely develop the asset management business and in optimising the branch disposal to comply with antitrust provisions;
- Crédit Agricole is interested in acquiring a significant presence in the Italian retail market and freely exploiting the commercial potential of its Group in Italy.

The agreement provides for:

A) the sale by Intesa to Crédit Agricole of:

- its entire equity stake in Cassa di Risparmio di Parma e Piacenza (representing 100% of the share capital) for a cash consideration of 3.8 billion euro;
- its entire equity stake in Banca Popolare FriulAdria (representing 76.05% of the share capital) for a cash consideration of 836.5 million euro;
- 193 Intesa branches identified by the parties - which will be transferred to the aforementioned subsidiary banks - for a cash consideration of 1,330 million euro;

B) the evolution of the asset management partnership between Intesa and Crédit Agricole:

- a feasibility study to assess the possibility of a pan-European joint-venture in the asset management activities;
- if the project of the setting up of the joint-venture is not deemed feasible by one of the parties, CAAM sgr will be unwound on terms consistent with the original sale of 65% of Nextra by Intesa to Crédit Agricole. A call option for Intesa and a put option for Crédit Agricole are exercisable starting from the date of the branches' sale (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at the same price paid in connection with last December's sale (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity accrued during the period (calculated applying a 9% interest rate on 815.8 million euro). Crédit Agricole will retain the asset management business for institutions it originally contributed and will have the possibility to distribute its products through the retail networks it has acquired;
- until the exercise of the call/put option the existing agreements will remain in force but shall be amended with respect to two issues relating to the exclusive distribution: Crédit Agricole shall waive its right to purchase, following the merger, the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter's branches do not fall within the scope of the branch network for the purpose of the distribution agreement;

C) the existing consumer credit arrangements - relating to the Gruppo Intesa network before the merger - will remain in force for a three-year period at the end of which the parties will reconsider the ownership structure of Agos. A call/put option shall become exercisable for the sale to Crédit Agricole of Intesa's 49% interest in Agos.

The valuation of Cassa di Risparmio di Parma e Piacenza, of Banca Popolare FriulAdria and of the 193 branches is in line with market multiples of comparable transactions and has been confirmed by analyses carried out by an independent expert Prof. Paolo Iovenitti. Also the valuation of the activities attributable to the 65% of Nextra Investment Management sold at year-end 2005 has been confirmed by the aforementioned independent expert.

As at 30th June 2006, Cassa di Risparmio di Parma e Piacenza had 310 branches, loans to customers for approximately 12.5 billion euro, direct customer deposits for approximately 13 billion euro, indirect customer deposits for approximately 27.6 billion euro and shareholders' equity of 1,070 million euro; in the first half of 2006, Cassa di Risparmio di Parma e Piacenza registered operating income of 389 million euro, operating margin of 226 million euro and net income of 121 million euro. At the

same date, Banca Popolare FriulAdria had 149 branches, loans to customers for approximately 4 billion euro, direct customer deposits for approximately 3.4 billion euro, indirect customer deposits for approximately 5.2 billion euro and shareholders' equity of 468 million euro; in the first half of 2006, Banca Popolare FriulAdria registered operating income of 127 million euro, operating margin of 65 million euro and net income of 30 million euro. As per half-year 2006 management accounts, the 193 branches in the aggregate accounted for approximately 5 billion euro of loans to customers, 7.6 billion euro of direct customer deposits and 11.3 billion euro of indirect customer deposits; in the first half of 2006, these branches contributed approximately 220 million euro to operating income, 90 million euro to operating margin and 50 million euro to net income.

The finalisation of this agreement which has been approved by the Board of Directors of Intesa today, is subject to the approvals by the competent authorities and the stipulation of the deed of merger by Intesa and Sanpaolo IMI. The total consideration for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches amounts to approximately 6 billion euro with a capital gain of approximately 4 billion euro.

5. Values attributed to the companies taking part in the merger

The integration between Gruppo Intesa and Gruppo Sanpaolo IMI will be achieved through the merger into Intesa of Sanpaolo IMI and the issue by the surviving company of new ordinary shares to be assigned to the shareholders of the merged company in exchange of the cancelled shares.

Therefore, the Boards of Directors of the companies must determine the exchange ratio that is the number of Intesa ordinary shares to be assigned to shareholders of Sanpaolo IMI for each share of the company to be merged to be cancelled.

The Board of Directors of Intesa, and on its behalf the Chairman Prof. Giovanni Bazoli, gave a mandate to Prof. Angelo Provasoli[2] to assist the Board in the valuation and determination of the exchange ratio.

The Directors, in agreement with the indications of Prof. Provasoli, used such indications as a reference in the decisions to be made by them.

Banca Leonardo and Merrill Lynch International, acting as financial advisors in the transaction, prepared – pursuant to a specific mandate given by Intesa – specific valuations which basically confirm the indications of Prof. Provasoli, though sometimes adopting different methodologies or reference values.

The table below summarises the exchange ratios resulting from the application of the various methods illustrated in a separate chapter herein (see chapter 6).

Table: Exchange ratios

	Exchange ratio
Main valuation criteria	
DDM criterion	2.883
Earnings criterion	3.153
Combined UEC criterion	3.048
Linear regression of Roae 2007 – P/Bv criterion	2.630
Linear regression of Roae 2008 – P/Bv criterion	2.918
Market multiples criterion – P/E 2006	2.775
Market multiples criterion – P/E 2007	2.736
Market multiples criterion – P/E 2008	3.004
Market multiples criterion – P/BV 2006	3.149
Market multiples criterion – P/BV 2007	3.161
Market multiples criterion – P/BV 2008	3.225
Control valuation criteria	
Stock price criterion (30 days)	3.115
Stock price criterion (60 days)	3.079
Stock price criterion (90 days)	3.099
Equity report criterion	3.038

[2] Prof. Angelo Provasoli is full professor of accounting and financial statements in Bocconi University of Milano, Rector of the same University and Chairman of the Italian Accounting Organism (OIC).

Based on the analysis of the results, the following can be noted:

- the exchange ratios based on the main valuation criteria range from 2.630 to 3.225, and are characterised by limited variability. In fact, the gap between the maximum exchange ratio and the minimum exchange ratio is equal to approximately 23%. The average and the median of the results obtained amounted to 2.971 and 3.004, respectively;
- the exchange ratios based on the control criteria were all within the range mentioned above, thus confirming the significance of the range.
  The range identified above therefore expresses the significant and congruous exchange ratios. For the purpose of identifying a range of exchange ratios which further reduces dispersion with respect to the average and the median, it was deemed appropriate to exclude the extreme values of the range identified above. Consequently, the range of exchange ratios is better defined by the following interval: 2.736 – 3.161. This range presents a difference between the maximum and minimum value of approximately 15%. The size of the interval therefore considerably decreases. Thus, the difference between the top and bottom value decreases by 35%.
  The significance of the range identified in this manner remains confirmed by the results obtained through the application of the control methods.

Based on the above, a range of exchange ratios between 2.736 and 3.161 of Intesa ordinary shares for each ordinary and preference share of Sanpaolo IMI is the most significant.

Based on the considerations set forth in chapter 6 hereafter, the Board of Directors shared and agreed with the valuations and the conclusions of the experts, considering the strategic profile of the transaction and the quotes expressed by the market in the thirty stock exchange days prior to the announcement of the merger, determined the exchange ratio for the merger into Intesa of Sanpaolo IMI as follows:

- 3.115 Intesa ordinary shares for 1 Sanpaolo IMI ordinary or preference share.

In the opinion of Banca Intesa's Directors and based on a logic of integration aimed at reaching shared objectives and benefiting shareholders of both Companies, such ratio fairly expresses the relative values of the two Groups and considers, in the most appropriate way, the distinctiveness of each Group: balance sheet structure, expected profitability and growth prospects which emerged in the application of the various valuation criteria, as well as the market's appraisal.

6. Criteria used for the determination of the exchange ratio and adopted valuation methods

6.1. RESULTS OF THE DUE DILIGENCE

The legal, accounting and administrative due diligence, provided for by the Framework Agreement signed by Intesa and Sanpaolo IMI on 26th August 2006, did not identify significant discrepancies in the economic figures considered at the time of determination of the provisional exchange ratio, or facts, legal acts or circumstances which may have a material negative effect on Sanpaolo IMI's situation or activities.

6.2. VALUATION CRITERIA

It should be noted that the merger between Intesa and Sanpaolo IMI will be achieved through the exchange of ordinary and preference shares of Sanpaolo IMI in exchange for Intesa ordinary shares. This is due to the fact that the Articles of Association of Sanpaolo IMI (art. 6) set forth the conversion at par of preference shares into ordinary shares should the latter be sold. Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo IMI's preference shares are treated as ordinary shares;
- saving shares of Intesa are re-expressed as "equivalent ordinary shares";
- treasury shares held by Intesa and Sanpaolo IMI are not considered in the calculation of unit value per share.

6.2.1. Typical features of valuations for merger purposes

The merger transaction will be consummated through the cancellation of shares of the company to be merged and the increase in share capital of the surviving company. The newly-issued shares are assigned to the shareholders of the company to be merged other than the surviving company.

It must be noted as a preliminary matter that the merger raises a complex valuation issue in which the starting point is the valuation of the individual companies directly involved in the transaction and the final objective is the determination of the exchange ratio to be applied to the shares of the two companies.

Thus, the ultimate objective of valuations for merger purposes is first and foremost the obtainment of comparable values for the calculation of the exchange ratio.

Consistently with the aforementioned objective, and in agreement with standard practice, a uniform system has been applied to the entire valuation process for the purpose of safeguarding the interests of the shareholders of the surviving and company to be merged.

6.2.2. Reference date of the valuation, subsequent events and documentation considered

The reference date of the valuation is 30th June 2006.

Furthermore, the effects of the agreement entered into between Intesa and Crédit Agricole (hereafter "CA"), have been considered, the terms of which are described in point 4 above. In short:

a) the sale by Intesa to CA of the 100% stake in Cassa di Risparmio di Parma e Piacenza S.p.A. (hereafter "Cariparma");
b) the sale by Intesa to CA of the 76.05% stake in Banca Popolare FriulAdria S.p.A. (hereafter, "FriulAdria");
c) the sale by Intesa to CA of 193 branches and the relative assets and liabilities;
d) the exchange of call/put options between Intesa and CA relating to the purchase/sale (respectively, by Intesa and CA) of 65% of the equity investment in Crédit Agricole Asset Management (CAAM).

With respect to the Gruppo Sanpaolo IMI, the effects, in the terms detailed in par. 6.3, relating to the reorganisation of the business area Risparmio e Previdenza with the establishment of Eurizon Financial Group S.p.A. (hereafter also "Eurizon") have been considered.

The reorganisation shall include the following phases:

- launch by Eurizon of a tender offer (OPA) for all Banca Fideuram shares held by third parties at a price of 5 *euro* per share.
- start of the listing process of Eurizon through an initial public offering of part of the stake held by Sanpaolo IMI and a public subscription offer from a share capital increase and sales (Offerta Pubblica di Vendita e Sottoscrizione - OPVS). At the end of the transaction, Sanpaolo IMI will hold at least 60%[3] of the share capital of Eurizon.

6.3. ADOPTED VALUATION CRITERIA

6.3.1. General profile of the estimate

In order to determine the valuation of Intesa and Sanpaolo IMI required for the determination of the exchange ratio, it is deemed appropriate to use both economic-analytical criteria and market criteria. In particular, criteria used for valuations in mergers which is the object of this present report are: the "*DDM criterion*", the "*earnings criterion*", the "*combined UEC criterion*", the "*market multiples criterion*", the "*linear regression criterion*", the "*direct quotes criterion*" and the "*equity report criterion*".

With respect to the decision regarding which valuation criteria to use and their respective order of importance (represented by the typical distinction between main

[3] The plans provided and used as reference for the purposes of the valuation, assume, at the end of the merger, an equity stake in Eurizon of 68.4%.

methods and control methods), the effects related, for Intesa, to the agreement with CA and, for Sanpaolo IMI, to the '"Eurizon transaction" have been taken into account.

Since a consolidated plan of Intesa which reflects the effects of the aforementioned transactions has not yet been prepared, for the purposes of the valuation, balance sheet, income statement and financial aggregates relating to assets sold have been eliminated from consolidated figures. Estimates regarding the sale of said assets, net of the respective tax effect, have been considered as "accessory capital" and therefore included in the values obtained with the various valuation criteria used.

It must also be noted that the present estimate does not consider any effect of the exchange of options on CAAM for two reasons. First, the exercise of such options is uncertain; in fact, it is possible that the bank resulting from the merger and CA develop new strategies in the asset management sector together.

Secondly, the strike price of the call/put options is substantially in line with the price recently agreed for the sale (by Intesa to CA) of the same company. Thus, the strike price of the options is substantially in line with the exchange value of the equity investment in CAAM. Consequently, it is reasonable to presume that the exercise of the options will not modify the value of Intesa. This conclusion is also confirmed by the fairness opinion on the transaction prepared by an independent expert.

Therefore, the application of all criteria which use variables based on Intesa's plans (DDM, earnings, UEC, market multiples and linear regression), required the adjustment of basic figures to consider the effects which will be generated by the sale of the two equity investments and the 193 branches. The results achieved with the various methods have then been increased to consider the liquidity deriving from the above-mentioned sale; this has been treated as "accessory capital". In this way the value of Intesa reflects the effects of the agreement reached with CA.

With respect to the share price criterion, it must be noted that, as described in greater detail below, the prices considered are those quoted until 22nd August 2006, the date preceding the announcement of the merger, in consideration of the fact that stock prices in the following days were probably affected by the proposed merger. For the same reason, the "*equity report*" criterion considers data available until 22nd August 2006. Furthermore, these two criteria do not reflect the effects of the agreement with CA. It must also be noted that – assuming the congruity of the consideration for the sales provided for in such agreement, which is confirmed by the fairness opinion of the Independent expert – the value of Intesa, determined through the application of such criteria, should not be subject to significant changes.

Considering the above, it was in any case decided to attribute to the methodologies under examination the role of control criteria for the results arising from the application of the other methods indicated above, which therefore are considered main estimation criteria.

With respect to Sanpaolo IMI, the plans which have been provided reflect the effects of the "Eurizon transaction". For the purpose of applying a consistent approach with respect to the valuation of Intesa, the net considerations related to this transaction, which includes the following phases ((i) tender offer on Fideuram; (ii) initial public offering of Eurizon shares held by Sanpaolo IMI and (iii) initial public offering of new

shares by Eurizon), have been considered "accessory capital". Therefore, in the application of the adopted valuation criteria, the items considered (earnings, dividends and shareholders' equity) have been adjusted to make them consistent with the approach set forth above.

Therefore, on the basis of the above, the selected valuation methodologies have been divided identifying main criteria and control criteria. More specifically:

- main criteria adopted are: (i) the "*DDM criterion*", (ii) the "*earnings criterion*", (iii) the "*combined UEC criterion*", (iv) the "*market multiples criterion*" and, lastly, (v) the "*linear regression criterion*";
- control criteria used are: (i) the "*direct quotes criterion*" and (ii) the "*equity report criterion*".

From a methodological standpoint control methods have two main purposes. Considered individually, each with its peculiarities and shortcomings has the purpose of verifying the reliability of the valuation deriving from the application of the main methods. Considered together, they may contribute to the identification of appropriate "corrections" to the results deriving from the application of the main methods. In fact, since the determination of an exchange ratio is always the result of an overall judgement, in which no method expresses the characteristics of universality and uniqueness, control methods are used to verify the results derived from the application of the main methods.

6.3.2. Main valuation criteria

6.3.2.1. The DDM criterion.

The "*DDM criterion*" (or "*dividend discount model*" criterion) defines the value (**W**) of a company on the basis of the future dividend flows which the company will be capable of distributing to its shareholders, discounted at a rate which expresses the specific equity risk.

In the adopted version, future dividends have been estimated in analytical terms for the years of the business plans of the Banks, based on management's forecasted distributable dividends. After that period, the terminal value has been calculated by discounting so-called "perpetual free cash flow to equity".

The following formula is used:

$$W=\sum_{t=1}^{n}\frac{D_t}{(1+K_e)^t}+\frac{TV}{(1+K_e)^n}+CAcc$$

where:

D_t = series of distributable dividends forecasted by the Banks' management. The dividend of the last "analytical" valuation period (**D_n**) includes, as detailed hereafter, the effect of the excess (or deficit) of Core tier 1 with respect to the minimum deemed to be congruous;

Ke = cost of capital;

CAcc = accessory capital;

TV = terminal value (TV) estimated on the basis of the "perpetual free cash flow to equity" according to the following formula:

$$TV = \frac{D_{n+1}}{(K_e - g)}$$

where:

D_{n+1} = "perpetual free cash flow to equity";
Ke = cost of capital;
g = long term growth rate.

* * *

The cost of capital **Ke** expresses the specific risk attributed to the Banks under valuation. It is used in nominal terms, consistently with the discounted dividend flows. **Ke** is quantified using the Capital Asset Pricing Model and considering (i) the risk-free rate and (ii) the risk premium for the specific risk of investment in the equity of the banks, calculated by multiplying so-called market risk premium by the beta of each Bank.

The cost of capital is calculated using the following algorithm:

$$Ke = r + \beta \cdot (r_m - r)$$

where:

r = risk-free rate;
β = beta of each Bank;
$(r_m - r)$ = equity premium.

***

The rate **g** expresses the long term growth prospects of the "free cash flow" used in the calculation of terminal value.

6.3.2.2.The earnings criterion

The "*earnings criterion*" defines the value (**W**) of the equity of a company based on its autonomous income-generation capacity.

The adoption of the earnings criterion requires, first of all, the valuation of the company's prospective profitability. In the present valuation the latter is intended as prospective net income in the time frame covered by the business plan and as average normalised earnings for an indefinite subsequent period.

The earnings method, in particular, is applied by discounting the expected earning flows at a rate deemed to be appropriate considering the risk characteristics of the specific investment under examination.

The following formula is used:

$$W = \sum_{t=1}^{n} \frac{R_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + CAcc$$

where:

R_t = earnings for the year, appropriately normalised, estimated individually for each year of the business plan;
Ke = cost of capital;
CAcc = accessory capital;

TV = *terminal value* (TV), obtained by capitalising to infinity the perpetual expected average normalised earnings, according to the following formula:

$$TV = \frac{R_{n+1}}{(K_e - g)}$$

where:

R_{n+1} = perpetual expected average normalised earnings;
Ke = cost of capital;
g = long term growth rate.

Ke expresses the cost of capital and, consistently with the discounted flows, is a nominal rate. It is quantified using the CAPM as illustrated in point 6.3.2.1 above.

6.3.2.3. The combined UEC criterion

The "*combined UEC criterion*" determines the value (**W**) of a company as the sum of its adjusted shareholders' equity and the net present value of the surplus earnings, intended as the difference between the expected average normalised earnings and the return deemed to be satisfactory considering the type of investment.

The value (**W**) of the company's shareholders' equity is determined using the following formula:

$$W = K' + (R - iK')a_{\overline{n}|i'} + CAcc$$

where:

K' = adjusted shareholders' equity, inclusive of the value of "goodwill on deposits";
R = expected average normalised earnings;
i = return deemed to be satisfactory considering the type of investment, also estimated using the aforementioned CAPM;
i' = capitalisation rate, assumed equal to the return on risk-free investments;
n = number of years to which the calculation of the net present value of surplus earnings is applied (higher or lower income-generation capacity);
CAcc = accessory capital.

According to standard practice, "goodwill" for banks included in adjusted shareholders' equity is calculated on the basis of the amount of direct and indirect customer deposits.

6.3.2.4. Market multiples criterion.

The "*market multiples criterion*" determines the value of a company based on market share prices of listed companies which are comparable to those being valued.

This methodology is applied as follows:
- identification of a sample of listed banks comparable to those being valued; comparability must, in particular, be assessed considering size, expressed by market capitalisation;
- calculation of so-called "market multiples" (frequently, at least in the banking industry, "price/expected earnings" and "price/book value"), that is the ratio of market prices and statement of income and balance sheet aggregates deemed to be significant;
- application of the sample's "market multiples" to the relevant statement of income and balance sheet aggregates of the companies being valued.

6.3.2.5. Linear regression criterion.

The *"linear regression criterion"* determines the value of equity using the statistic correlation existing between the prospective profitability of shareholders' equity (expected ROAE) and the price/book ratio (P/BV).

In detail, such correlation – expressed by the linear regression – enables the valuation of the value of the company's equity based on its prospective profitability (measured by ROAE) and its capitalisation (measured by the shareholders' equity or book value or BV).

For the application of this criterion it is necessary to:

- identify a sample of listed banks comparable to those being valued, which present a significant correlation between P/BV and expected ROAE;
- quantify the parameters (slope and intercept) of the interpolation line, via the linear regression technique;
- determine the value of the equity of the company being valued on the basis of the parameters identified in the previous point and the ROAE and book value of the same company.

6.3.3. Control valuation criteria

6.3.3.1. Stock price criterion.

The "*stock price criterion*" estimates the value of equity on the basis of the market prices in a significant period ending on a date close to that of the estimate.
The need to mitigate short term fluctuations typical of financial markets leads to extend the stock price analysis to different time frames.

6.3.3.2. Equity report criterion.

The "*equity report criterion*" estimates the unit value of shares on the basis of the average target price indicated by financial analysts. This valuation method is based

on the selection of a significant sample of analyst reports which cover the stocks of the companies under examination.

6.4. THE APPLICATION OF VALUATION CRITERIA

The present paragraph describes the application of the adopted valuation criteria[4]. The description is provided for the two Companies involved in the merger, Intesa and Sanpaolo IMI for consistency reasons.

6.4.1. The application of the main valuation criteria.

6.4.1.1. The application of the DDM criterion.

Values of Intesa and Sanpaolo IMI, calculated using the DDM criterion, are set out in table 1 below.

Table 1: values using the DDM criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of dividend flows (in the period of the business plan)	6,459	4,628
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	22,143	20,755
Accessory capital	5,806	1,603
Value (W)	*34,408*	*26,987*

With respect to the application of this criterion, in addition to the considerations set forth in par. 6.3.2.1., the following must be noted:

- for the determination of distributable dividends (in the formula, D_t) until the last-but-one period of analytical forecasts, management estimates of the two Banks have been used. With respect to Intesa, expected dividend flows have been adjusted to consider the effects deriving from the sale of the equity investments in Cariparma and FriulAdria and the 193 branches. In particular, for each year the dividend flows have been determined by applying pay-out estimated by management to expected earnings net of the portion attributable to the equity investments and the branches sold. For Sanpaolo IMI, expected earnings have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity deriving from the "Eurizon transaction" as accessory capital. In particular, earnings set out in the plan have been adjusted to reverse the effects of such liquidity, since it was added as accessory capital to the results obtained with this method; dividend flows have been determined applying estimated pay-out to expected earnings;
- with respect to the last period in the "analytical" forecasts (in the formula, D_n), the estimated distributable dividend has been used (adjusted for both Banks as indicated above), increased (or decreased) to consider the excess or the deficit

[4] The values in the following tables have been rounded.

in prospective Core tier 1 of each Bank compared to the minimum applied in standard practice (equal to 6.5% of RWA[5]); for both Banks an excess Core tier 1 emerged as compared to minimum requirements of standard practice. This excess has therefore been used to increase the expected dividend flow estimated by management. With respect to the expected estimate of Intesa's RWA and Core tier 1, the aforementioned sales have also been taken into account; similarly, the corresponding aggregates of Sanpaolo IMI have been adjusted to make them consistent with the method illustrated above which entails that the liquidity generated by the Eurizon transaction is treated as "accessory capital";

- the "perpetual free cash flow to equity" (in the formula, $\mathbf{D_{n+1}}$) has been estimated using an average of the earnings of the 2007-2009 business plan period appropriately normalised as described in par. 6.4.1.2. below; lastly, this value has been adjusted to take into account (i) the effect on earnings of the distribution of the excess shareholders' equity described above, calculated at a rate representative of market returns for short term investments (3-month EURIBOR at the time of the estimate) and (ii) the portion of earnings which cannot be distributed since it is destined to ensure an adequate capital coverage of the growth of RWA so as to maintain Core tier 1 at 6.5% of RWA.

As pointed out in par. 6.3.1 the valuation of Intesa required that – as accessory capital, which has therefore been added to the result of the application of the method under examination – the agreed-upon consideration for the sale of the equity investments in Cariparma and FriulAdria and of the 193 branches be taken into account. This consideration has been reduced to consider the tax burden on the capital gain related to the sale. The same approach has been used for the valuation of Sanpaolo IMI with respect to the "Eurizon transaction". The liquidity generated therefrom, net of the relevant tax effects, has been considered accessory capital.

The capitalisation rate (**Ke**), calculated in nominal terms, has been determined using the CAPM.

The nominal risk-free rate has been estimated on the basis of the average return on government bonds with a maturity exceeding 10 years.

The risk premium, which is added to the risk-free rate, has been assumed to be equal to 5%, consistent with the most widespread academic indications and standard practices.

Beta has been assumed to be equal to the value obtained from Bloomberg for each of the two Banks on the date of announcement of the merger under examination.

Table 2 summarises the determination of the (nominal) discount rate for Intesa and Sanpaolo IMI.

[5] Risk weighted assets, equal to the value of the invested assets weighted for the specific risk level of each asset.

Table 2 – Determination of nominal Ke.

Parameters	Intesa	Sanpaolo IMI
Nominal risk-free rate	4.33%	4.33%
Risk premium	5%	5%
Beta	1.09	1.12
Nominal Ke	9.78%	9.93%

***

The growth rate **g**, necessary to estimate terminal value, has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo IMI. The difference is be explained by the different compounded annual growth rates (CAGR) of the main economic figures of the two Banks.

6.4.1.2. The application of the earnings criterion.

Values of Intesa and Sanpaolo IMI calculated on the basis of the earnings criterion are set out in table 3.

Table 3: values according to the earnings criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of earnings flows (in the period of the business plan)	7,586	6,895
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	25,867	25,187
Accessory capital	5,806	1,603
Value (W)	*39,259*	*33,685*

With respect to the application of this criterion, in addition to the description set forth in point 6.3.2.2., the following should be noted:

- for the determination of prospective earnings until the last year of "analytical" forecasts, the values estimated by the Banks have been used. Since the reference date for the present estimate is 30th June 2006, 2006 earnings have been considered in the amount pertaining to the second half;
- earnings of each year have been normalised to eliminate or limit the effects of the extraordinary or non-recurring income components. Each adjustment has been recorded considering the related tax effect. Intesa's normalised expected earnings have been adjusted to consider among others, the sale of Cariparma, FriulAdria and 193 branches; similarly the results of Sanpaolo IMI have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity derived from the "Eurizon transaction" as accessory capital;
- the terminal value (TV) has been calculated by discounting the expected normalised earnings obtained by (i) calculating average earnings in the 2007-2009 period and (ii) applying the growth rate **g** to such average. The use of the growth rate **g** may be explained by the assumption that, following the period of "analytical" forecasts, nominal earnings increase at a rate equal to **g**. As a

result, for the purposes of determining the terminal value, the capitalisation rate has been assumed to be equal to **Ke - g**;

- the growth rate **g** has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo IMI for the reasons already described in point 6.4.1.1;
- the capitalisation rate (**Ke**) has been determined on the basis of the CAPM. The calculation is therefore consistent with that used in the determination of **Ke** when applying the DDM criterion (see Table 2);
- the value of the accessory capital – added to the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding point 6.4.1.1.

6.4.1.3. The application of the combined UEC criterion.

The valuations of Intesa and Sanpaolo IMI, calculated on the basis of the UEC criterion, are set out in table 4.

Table 4: values according to the combined UEC criterion.

(in millions of euro)	**Intesa**	**Sanpaolo IMI**
Adjusted shareholders' equity (K)	14,165	12,707
Value of deposits (I)	12,371	13,692
Adjusted complex shareholders' equity (K')	**26,535**	**26,399**
Expected normalised earnings (R)	2,425	2,226
Real return on equity (i)	7.73%	7.88%
Capitalisation rate (i')	2.38%	2.38%
Holding period (n)	8	8
Goodwill	**2,688**	**1,052**
Accessory capital	**5,806**	**1,603**
Value (W)	***35,029***	***29,054***

The application of the criterion under examination, as already described in section 6.3.2.3, has required the quantification of the following aggregates:

- adjusted shareholders' equity (K): was determined assuming, as a starting point the carrying amount of shareholders' equity as at 30th June 2006, inclusive of net income for the first half of 2006. The carrying amount of shareholders' equity determined in this way was adjusted to take into account the goodwill in the balance sheet (as at 30th June 2006). This was done in light of the fact that goodwill determined with the current estimate already includes such values. In recording this adjustment, where necessary, the applicable tax effects have also been taken into account.

As already indicated above, the sale of the equity investments (Cariparma and FriulAdria) and the 193 branches have been taken into account with respect to Intesa. In particular, the portion of consolidated shareholders' equity attributable to such assets has been deducted. Shareholders' equity of Sanpaolo IMI as at 30th June 2006 has been appropriately adjusted to take into account the effects of the "Eurizon transaction".

Table 5 summarises, for Intesa and Sanpaolo separately, the quantification of adjusted shareholders' equity described.

Table 5: adjusted shareholders' equity.

(in millions of euro)	**Intesa**	**Sanpaolo IMI**
Carrying amount of shareholders' equity as at 30.6.2006	16,832	13,949
Total adjustments	(2,667)	(1,242)
Adjusted shareholders' equity (K) as at 30.6.2006	14,165	12,707

- The value of deposits (I): has been calculated on the basis of direct and indirect customer deposits as at 30th June 2006, resulting from the half-year reports of the two Banks. This consolidated value has been adjusted to deduct stakes pertaining to third parties (that is, external to Gruppo Intesa and Gruppo Sanpaolo) in the main subsidiaries which are not wholly-owned by the two Parent Companies.

  For Intesa, the adjustment mostly relates to the deposits of Banca di Trento e Bolzano, Casse di Risparmio del Centro and Intesa Holding International. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been deducted from the consolidated figures.

  For Sanpaolo the adjustment relates to the third-party deposits attributable to Eurizon.

  To evaluate goodwill, multipliers consistent with past experience have been used. Such multipliers have been differentiated, according to standard practice, based on the various types of deposit. It should be noted that Banca Fideuram's indirect customer deposits have been valued based on a specific multiplier of 5%. This coefficient is based on both the earnings parameters expressive of the performance which may be associated to this type of deposit, and the valuation of deposits implicit in the Bank's stock market prices.

  Table 6 summarises the multipliers applied.

Table 6: percentage multipliers used to value deposits.

DEPOSIT CLASSES	Multipliers
Direct customer deposits:	
- current accounts	8%
- saving deposits	8%
- commercial paper	4%
- certificates of deposit and bonds	4%
- repurchase agreements	1.5%
Indirect customer deposits:	
- assets under administration and in custody	1%
- assets under management	3%
- Banca Fideuram deposits	5%

The valuation of customer deposits resulted in the determination of goodwill of 12,371 million euro for Intesa and of 13,692 million euro for Sanpaolo.

- Expected normalised earnings (**R**): have been determined using as input 2005 consolidated net income and consolidated profitability prospects for the 2006-2009 period. As already indicated in the description of the earnings method (point 6.3.2.2.), the results for each year under consideration have been subjected to the normalisation process, aimed at eliminating or limiting the effects of the extraordinary or non-recurring income items.

  Each adjustment has been recorded taking into account the related tax effect. Adjusted net income of each year has been adjusted for inflation; that is, it has been expressed in consistent monetary terms (euro 2006).

  For the purpose of the normalisation process it has been deemed appropriate to assume, as reference for the valuation, the figures for the entire 2005-2009 period, attributing the same weight to each of the income considered.

  Expected normalised income (**R**) was therefore valued at 2,425 million euro for Intesa and 2,226 million euro for Sanpaolo.

- The rates and the reference time horizon (**i**, **i'** and **n**).
  The rate **i** represents a measure, expressed in real terms, of the "opportunity cost" of the investment in the equity of each Bank. Again it has been determined using the CAPM and has been calculated using the same parameters indicated in point 6.4.1.1. The nominal rate has been reduced using an expected inflation of 1.9%. Therefore the real rate **i** equalled 7.73% for Intesa and 7.88% for Sanpaolo IMI.

  The rate i' is intended, according to standard practice, to be the financial return associated with the passage of time; the rate under examination is therefore not affected by the specific risk of the company being valued and has been assumed to equal to the return on risk-free investments. It is equal to the risk-free rate indicated in table 2 above less expected inflation.

  The period of **n** years was defined as 8 in accordance with the standard practice in this field.

- The determination of accessory capital: the value of accessory capital – for both Banks aggregated with the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding point 6.4.1.1.

6.4.1.4 The application of the market multiples criterion.

The values of Intesa and Sanpaolo IMI determined on the basis of the market multiples criterion are set out in table 7.

Table 7: values according to the market multiples criterion.

(in millions of euro)	**Intesa**			**Sanpaolo IMI**		
	2006	***2007***	***2008***	***2006***	***2007***	***2008***
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***30,841***	***31,493***	***30,687***	***23,284***	***23,443***	***25,085***

(in millions of euro)	**Intesa**			**Sanpaolo IMI**		
	2006	***2007***	***2008***	***2006***	***2007***	***2008***
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***36,739***	***35,435***	***34,100***	***31,479***	***30,472***	***29,919***

The application of the market multiples criterion, as already illustrated in point 6.3.2.4, necessitated:

- the selection of a sample of listed banks comparable with those being evaluated: for this purpose the most significant variable is size, as expressed by market capitalisation of the companies. This decision stems from the fact that the market for bank equity behaves uniformly – and seems, therefore, to be significantly segmentable – based on size. Accordingly, Intesa and Sanpaolo are included among the largest European banks. For the purpose of identifying a sufficiently wide and significant sample of comparables, 21 European banks (in the "Euro Zone", as well as in Switzerland and in the United Kingdom) listed on the respective Stock Exchanges have been selected. The sample is made up of banks which present a market capitalisation no less than 50% of that of Intesa and Sanpaolo (that is no lower than 15 billion euro) and no higher than

50% of the total capitalisation of the "Intesa-Sanpaolo aggregate" (that is, no higher than 90 billion euro)[6];

- the choice of multiples: the multiples which are most frequently used in bank valuations have been used. These are the Price / Book value or P/BV ratio and Price / Earning or P/E ratio.

The relevant aggregates for the calculation of such multiples have been determined as follows:

- market value (**P**) has been assumed to equal the market capitalisation, calculated as the product of the average unit value over a consistent period of time and the number of shares determined on a fully diluted basis. The unit values have been determined on the basis of the average, weighted by volumes, of the reference prices in the last 30 stock market days which preceded the first rumours on the merger under examination (30 days preceding 22nd August 2006);
- shareholders' equity (**BV**) has been assumed equal to the year-end value of the consensus for 2006, 2007 and 2008;
- expected consolidated net income (**E**) has been calculated using the value of the consensus for the 2006-2008 period.

The source of market quotes and expected income estimates was the database IBES – Datastream.

With respect to the income statement and balance sheet figures to which to apply the multipliers described above, the expected values in the business plans have been adjusted to take into account the effects, for Intesa, of the agreement with CA and, for Sanpaolo IMI, of the "Eurizon transaction" according to the terms described above. The final value determined using market multipliers was summed up with accessory capital, as in respect of the other criteria described above.

6.4.1.5. The application of the linear regression criterion.

The results for Intesa and Sanpaolo IMI of the application of the linear regression criterion are summarised in table 8.

Table 8: values according to the linear regression criterion.

(in millions of euro)	**Intesa**		**Sanpaolo IMI**	
	2007	***2008***	***2007***	***2008***
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414

[6] In particular, the following banks have been considered: BNC Santander CTL, BNP Paribas, Unicredit Banca, BBV Argentaria, Société Générale, Crédit Agricole, Deutsche Bank, ABN Ambro, Fortis, KBC Groupe, Dexia, Commerzbank, Allied Irish Banks, UBS, Royal Bank of Scotland, Barclays, Hbos, Credit Suisse, LLOYDS TSB Group, Standard Chartered, Danske Bank.

Accessory capital	5,806	5,806	1,603	1,603
Value (W)	***31,282***	***31,560***	***22,389***	***25,057***

In the application of the linear regression criterion, expected ROAE and the Price/Book Value (P/BV) multiple of the same sample used for the application of the market multiples criterion have been estimated.

The significant aggregates for the application of the criterion under examination have been estimated as follows:

- **ROAE** has been determined as the ratio between income expected for 2007 and 2008 and average expected shareholders' equity for 2007 and 2008;
- shareholders' equity (**BV**) has been assumed to equal the consensus value as at 31st December 2006 provided by IBES – Datastream on the basis of the forecasts made by financial analysts;
- the **"P/BV" ratio** has been calculated comparing market capitalisation, expressed by the average quotes, weighted by volumes traded, of the 30 stock market days ended on 22nd August 2006, with expected shareholders' equity as at 31st December 2006.

The $\mathbf{R^2}$ of the analysis, expressing the statistical correlation of the figures under consideration, was between 0.87 and 0.86 (depending on the reference time frame); this value confirms the significance of the regression.

Applying this criterion, and assuming an expected ROAE for 2007 for Intesa equal to approximately 15.8% and an expected ROAE for 2008 equal to approximately 16.0%, both derived from the business plan appropriately adjusted to take into account the effects of the sale of the equity investments and of the 193 branches, the value attributable to the capital of the Bank (inclusive of accessory capital) equals 31,282 million euro and 31,560 million euro, respectively. For Sanpaolo given an expected ROAE for 2007 equal to 13.9% and an expected ROAE for 2008 equal to 15.3%, both derived from the business plan appropriately adjusted to consider the effects of the "Eurizon transaction", the value of the Bank (inclusive of accessory capital) equals 22,389 million euro and 25,057 million euro, respectively.

Figures 1 and 2 represent the regressions calculated using as reference the figures described above.

Figure 1: linear regression P/BV '06 and ROAE '07


LINEAR REGRESSION P/BV '06 and ROAE '07
y = 12.667x - 0.4081
R^2 = 0.8748
P/BV '06
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '07

Figure 2: linear regression P/BV '06 and ROAE '08


LINEAR REGRESSION P/BV '06 and ROAE '08
y = 12.895x - 0.448
R^2 = 0.8647
P/BV 06
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '08

With respect to the income statement and balance sheet amounts to which to apply the multipliers described above, the expected values of the plans have been adjusted to take into account, for Intesa, the agreement with CA and, for Sanpaolo IMI, the "Eurizon transaction" according to the terms illustrated above. The final value determined with the criterion under consideration was summed up with the value of accessory capital, as in the other criteria described above.

6.4.2. The application of control valuation criteria.

6.4.2.1. The application of the stock price criterion.

The values per share of Intesa and Sanpaolo IMI resulting from the application of the stock price criterion are summarised in table 9.

Table 9: values per share according to the stock price criterion.

(In euro)	Intesa	Sanpaolo IMI
Average 30 days	4.50	14.02
Average 60 days	4.50	13.84
Average 90 days	4.57	14.15

For the purposes of the application of this method it was deemed appropriate to consider the trend of the two stock prices over a sufficiently long time frame for the purpose of limiting short-term fluctuations. In particular, averages have been considered – both arithmetic and weighted by volumes traded – of the market prices of Intesa and Sanpaolo ordinary shares, relative to the following time horizons, ending on 22.8.2006: 30 Stock exchange trading days, 60 Stock exchange trading days and 90 Stock exchange trading days.

As previously indicated, 22.8.2006 represents the last date before the first rumours concerning the merger began to circulate.

Considering the significant similarity between the results emerging from the use of the arithmetic and the weighted average[7] methods, the results from the use of the arithmetic average of share prices have been used.

6.4.2.2. The application of the equity report criterion.

The values per share of Intesa and Sanpaolo IMI resulting from the application of the "*equity report*" criterion are summarised in table 10.

Table 10: values according to the equity report criterion.

(In euro)	Intesa	Sanpaolo IMI
Average value per share	5.17	15.70

To apply such valuation methodology, the target prices of the reports issued by Italian and international analysts in the period 15th May 2006 – 22nd August 2006 for Intesa and 12th May 2006 – 22nd August 2006 for Sanpaolo IMI have been used. The initial date of the period for the collection of the information is just after the publication by the Banks, of the first quarterly report for 2006; the final date of the period reflects the intent to exclude the reports influenced by market "rumours" connected to the merger.

[7] In fact, values per share resulting from the calculation of the average share prices weighted by volumes traded – respectively 30, 60 and 90 day average – are for Intesa: 4.51, 4.49, 4.64; for Sanpaolo: 14.02, 13.80, 14.30.

The reports considered are those prepared by analysts which cover the stocks of both Banks. This was done for the purpose of achieving consistency between the different valuation methods, in the respect of the general principles which underlie valuations of mergers.

In particular, the following reports have been taken into account with respect to Intesa: Citigroup 15.5.2006; Kepler 15.5.2006; Mediobanca 15.5.2006; Société Générale 15.5.2006; KBW 15.5.2006; Banca Leonardo 15.5.2006; Merrill Lynch 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; JPMorgan 12.7.2006. The following reports have been analysed for Sanpaolo IMI: Kepler 15.5.2006; Mediobanca 15.5.2006; Citigroup 15.5.2006; KBW 15.5.2006; Merrill Lynch 15.5.2006; Société Générale 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; Banca Leonardo 5.7.2006; JPMorgan 26.7.2006.

6.5. VALUATION SUMMARY AND THE EXCHANGE RATIOS

6.5.1. Share capital and number of shares of Intesa and Sanpaolo

Intesa's share capital at the estimate's reference date amounted to 3,613,001,196 euro comprised of in 6,015,588,662 ordinary shares each with a nominal value of 0.52 euro and 932,490,561 saving shares each with a nominal value of 0.52 euro.

Sanpaolo IMI's share capital at the estimate's reference date amounted to 5,399,586,247 euro comprised of 1,590,672,318 ordinary shares each with a nominal value of 2.88 euro and 284,184,018 preference shares each with a nominal value of 2.88 euro.

The merger under examination is achieved through the exchange of both ordinary and preference shares of Sanpaolo IMI for Intesa ordinary shares. Sanpaolo IMI's preference shares are not listed and are treated, for the purpose of the exchange ratio, as equivalent to ordinary shares of Sanpaolo IMI. This, as already explained, is due to the fact that the Articles of Association of Sanpaolo IMI (art. 6) require the conversion at par of preference shares into ordinary shares should the latter be sold. Furthermore, it must be noted that the Framework Agreement relating to the merger under examination calls for the cancellation of treasury shares held by the Banks.

Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo IMI's preference shares are equivalent to ordinary shares;
- treasury shares held by Intesa and Sanpaolo IMI are not taken into account in the calculation of unit value per share.

Therefore, the unit value per share of the two Banks is calculated on the basis of the number of outstanding non-treasury shares of the Banks.

The relevant number of shares for the purposes of the valuation is therefore the following:

for Intesa: 6,879,052,690;
for Sanpaolo IMI: 1,871,751,951.

For the calculation of the unit value of Intesa's ordinary shares it must be noted that the capital of Intesa is made up of both ordinary and saving shares.
Therefore, for the purpose of "transforming" the overall value of Intesa to the unit value per ordinary share, the number of saving shares must be appropriately weighted. This is possible – again according to standard practice – by calculating the number of "equivalent ordinary shares" per saving share on the basis of the difference in the values of the two classes of shares. To this end the difference in values recorded on the Stock Exchange in the 30 days ending on 22nd August 2006 was taken into account; such difference is the result of the comparison of the respective averages, weighted by volumes traded, of the reference prices (source IBES - Datastream).

The results of the application of the estimation criteria described in the paragraphs above are illustrated below, both in overall terms and in terms of unit value per ordinary shares of the two Banks.

For the reasons illustrated above, valuations contained in this chapter refer exclusively to the ordinary shares of Intesa and Sanpaolo IMI.

6.5.2. Total and unit values and exchange ratios

6.5.2.1. Results of the application of the DDM criterion

The application of the DDM criterion leads to the determination of overall values of Intesa and Sanpaolo IMI, based on the parameters described in par. 6.3.2.1. and 6.4.1.1., and summarised in table 11.

Table 11: overall values according to the DDM criterion.

(In millions of euro)	**Intesa**	**Sanpaolo IMI**
Present value of dividend flows (in the period of the business plan)	6,459	4,628
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	22,143	20,755
Accessory capital	5,806	1,603
Value (W)	*34,408*	*26,987*

Such overall values correspond to the values per share and the exchange ratio indicated in table 12.

Table 12: values per share according to the DDM criterion and exchange ratio.

	Intesa ***(in euro)***	**Sanpaolo IMI** ***(in euro)***	**Exchange ratio**
Value per share	5.00	14.42	2.883

6.5.2.2. Results of the application of the earnings criterion

The application of the earnings criterion leads to the determination of overall values of Intesa and Sanpaolo IMI, based on the parameters described in par. 6.3.2.2. and 6.4.1.2., summarised in table 13.

Table 13: overall values according to the earnings criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Present value of earnings flows (in the period of the business plan)	7,586	6,895
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	25,868	25,186
Accessory capital	5,806	1,603
Value (W)	*39,259*	*33,685*

The aforementioned overall values correspond to the values per share and the exchange ratio set out in table 14.

Table 14: values per share according to the earnings criterion and the exchange ratio.

	Intesa *(In euro)*	Sanpaolo IMI *(In euro)*	Exchange ratio
Value per share	5.71	18.00	3.153

6.5.2.3. Results of the application of the combined UEC criterion.

The combined UEC criterion leads to the definition of values for Intesa and Sanpaolo IMI, set out in table 15.

Table 15: overall values according to the combined UEC criterion.

(in millions of euro)	Intesa	Sanpaolo IMI
Adjusted complex shareholders' equity (K')	26,535	26,399
Goodwill	2,688	1,052
Accessory capital	5,806	1,603
Value (W)	*35,029*	*29,054*

Such overall values correspond to the unit values of the ordinary shares and to the related exchange ratio indicated in table 16.

Table 16: values per share according to the combined UEC criterion and exchange ratio.

	Intesa *(In euro)*	Sanpaolo IMI *(In euro)*	Exchange ratio
Value per share	5.09	15.52	3.048

6.5.2.4. Results of the application of market multiples criterion.

This criterion results in the determination of the overall values of Intesa and Sanpaolo IMI, set out in table 17.

Table 17: overall values according to the market multiples criterion.

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	2007	2008	2006	2007	2008
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	**30,841**	**31,493**	**30,687**	**23,284**	**23,443**	**25,085**

(in millions of euro)	Intesa			Sanpaolo IMI		
	2006	2007	2008	2006	2007	2008
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	**36,739**	**35,435**	**34,100**	**31,479**	**30,472**	**29,919**

The values for the ordinary shares of Intesa and Sanpaolo IMI resulting from the application of such methodologies and the related exchange ratio are set out in table 18.

Table 18: values per share according to the market multiples criterion and exchange ratio.

	Intesa (in euro)			Sanpaolo IMI (in euro)			Exchange ratio		
	2006	2007	2008	2006	2007	2008	2006	2007	2008
Value per share P/E multiple	4.48	4.58	4.46	12.44	12.52	13.40	2.775	2.736	3.004
Value per share P/BV multiple	5.34	5.15	4.96	16.82	16.28	15.98	3.149	3.161	3.225

6.5.2.5. Results of the application of the linear regression criterion.

This criterion results in the determination of the overall values of Intesa and of Sanpaolo IMI, indicated in table 19.

Table 19: overall values according to the linear regression criterion

(in millions of euro)	Intesa		Sanpaolo IMI	
	2007	*2008*	*2007*	*2008*
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414
Accessory capital	5,806	5,806	1,603	1,603
Value (W)	**31,282**	**31,560**	**22,389**	**25,057**

The values for the ordinary shares of Intesa and of Sanpaolo IMI resulting from the application of such methodologies and the related exchange ratio are set out in table 20.

Table 20: values per share according to the linear regression criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
ROAE 2007	4.55	11.96	2.630
ROAE 2008	4.59	13.39	2.918

6.5.2.6. Results of the application of the stock price criterion

The average stock price under consideration results in the exchange ratios in table 21.

Table 21: values per share according to the stock price criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
Average 30 days	4.50	14.02	3.115
Average 60 days	4.50	13.84	3.079
Average 90 days	4.57	14.15	3.099

6.5.2.7. *Results of the application of the equity report criterion*

The application of this methodology results in the following values for the ordinary shares of Intesa and of Sanpaolo IMI and to the related exchange ratio set out in table 22.

Table 22: values per share according to the equity report criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo IMI** *(in euro)*	**Exchange ratio**
Average value per share	5.17	15.70	3.038

6.5.3. Sensitivity analysis

A sensitivity analysis has been conducted on the results reached with the economic-analytical valuation methods. This analysis is aimed at verifying the sensitivity of the exchange ratios to changes in the primary parameters used in the estimation (risk premium, growth rate g, discounting period, etc...) within reasonable intervals. The aforementioned analysis confirmed the significance of the applied results of the adopted criteria.

6.5.4. Principal difficulties in the valuation.

The principal difficulties encountered in undertaking the valuation are set forth below.

a) Use of the consolidated financial statements as primary reference for the determination of adjusted shareholders' equity and of expected earnings flows. The use of the consolidated financial statements, which is necessary since the companies to be merged are Parent Companies of complex Groups, generates certain complexities in the process for the adjustment of shareholders' equity and earnings due to the diversity of minority stakes in the earnings and shareholders' equity of Group companies and in their variability over time.

b) Existence of ordinary shares and saving shares. The calculation of the unit value of the ordinary share in presence of quotation differences between ordinary shares and saving shares requires the calculation of the number of ordinary shares equivalent to saving shares considered.

c) The transformation of Gruppo Intesa and Gruppo Sanpaolo IMI. The sale of the equity investments in Cariparma and FriulAdria and of 193 branches resulted in difficulties in the calculation of balance sheet aggregates and expected earnings and dividend flows. The figures of the business plan have also been adjusted to consider the effects of such sale. The same difficulties apply to Gruppo Sanpaolo, where the "Eurizon transaction" has required the adjustments of the aggregates considered in the application of the various valuation methods, also for the purpose of using a consistent approach, especially concerning the liquidity arising from the transaction, with that used for the estimation of Intesa.

d) Use of forward looking statements. Forward looking statements drawn from the prepared business plans have been used in the present estimations. Such figures, due to their very nature, are subject to uncertainty.

7. Manner of the issuance of the shares of Banca Intesa and the characteristics of such shares

The completion of the merger will entail the cancellation of all outstanding ordinary and preference shares of Sanpaolo IMI.

In exchange the shareholders of the merged company will be assigned, on the basis of the exchange ratio indicated above, up to a maximum of 5,841,113,544 Intesa ordinary shares each with a nominal value of 0.52 euro.

No cash adjustments will be offered to shareholders of the Banks.

No particular benefits will be made available to the Directors and the Statutory Auditors of the Banks.

In determining the maximum number of Intesa shares to be issued to the shareholders of Sanpaolo IMI, the 284,184,018 preference shares of Sanpaolo IMI have also been taken into account and the same exchange ratio as that of the ordinary shares has been used.

The deed of merger shall contain the waiver by one Sanpaolo IMI shareholder to the exchange of the fraction of share necessary to ensure the overall balancing of the transaction.

In any case, any fractional shares of the shareholders of the company to be merged shall be purchased at market prices, with no further charges related to expenses, stamp duties or commissions.

The newly-issued shares, which will be listed on the same terms as Intesa's currently outstanding shares, shall be available for the shareholders of the company to be merged according to the conditions typical of dematerialised shares trading through Monte Titoli S.p.A., starting from the first business day after the date in which the merger comes into effect. A specific notice regarding the merger shall contain the indication of such date and shall be published in at least one national daily newspaper in Italy.

The newly-issued Intesa ordinary shares shall have the same rights as those of the same class outstanding as of the issue date.

Therefore, newly-issued Intesa ordinary shares shall have rights to dividends accruing from 1st January 2006.

7.1. STOCK OPTION PLANS OF SANPAOLO IMI

Moreover, it must be noted that the Sanpaolo IMI Shareholders' Meeting of 30th April 2002, delegated to the Board of Directors the right to resolve upon the assignment to Group executives of free options to subscribe up to a maximum of 18,371,660 ordinary shares of Sanpaolo IMI.

Based on this delegated power, the Board of Directors resolved upon two stock option plans:

- the first on 17th December 2002: which led to the issuance of options to subscribe, in the period May 2005 – 15th May 2007, 8,280,000 newly-issued shares at a price of 7.1264 euro each. At the date of this report there are outstanding unexercised rights to subscribe 125,900 shares;
- the second on 14th November 2005: which led to the issuance of options to subscribe, in the period May 2009 – 30th April 2012, 9,650,000 shares at a price of 12.3074 euro each. As at 30th September 2006 none of these rights had been exercised.

Intesa shall take on the obligation of Sanpaolo IMI in the contracts stipulated with the beneficiaries of the stock option plans, offering them a number of Intesa ordinary shares determined in accordance with the exchange ratio.

Therefore, on the basis of the rules of the plans, following the merger into Intesa of Sanpaolo IMI and the expected exchange ratio, holders of the aforementioned options will have the right to subscribe respectively:

- for the plan resolved upon on 17th December 2002: a maximum of 392,179 Intesa ordinary shares at an issue price of 2.2878 euro each;
- for the plan resolved upon on 14th November 2005: 30,059,750 Intesa ordinary shares at an issue price of 3.9511 each.

In other words, stock option holders will have the right to subscribe a number of Intesa ordinary shares equal to that of the Sanpaolo IMI shares which he/she would have received in accordance with the original agreements, multiplied by the exchange ratio of 3.115, at a price per share equal to the original strike price divided by 3.115.

The price resulting from the division was rounded to the fourth highest decimal out of caution with respect to potential tax implications.

7.2. AMERICAN DEPOSITARY RECEIPTS

Sanpaolo IMI also issued American Depositary Receipts (ADR) listed on the New York Stock Exchange which attribute rights pertaining to Sanpaolo IMI shares according to the ratio of 1 ADR for each 2 shares. The exchange ratio set for the Sanpaolo IMI ordinary shares will also be applied to Sanpaolo IMI ordinary shares underlying such ADRs and new ADRs representing the ordinary shares of the surviving company will be issued with a ratio of such ordinary shares and such new ADRs yet to be defined.

8. Legal aspects of the merger

The combination of Gruppo Intesa and Gruppo Sanpaolo IMI will be achieved via the merger into Intesa of Sanpaolo IMI. Provisions set forth in articles from 2501 to 2505 *quater* of the Italian Civil Code will be applicable to the merger.

The surviving company, starting from the date in which the deed of merger has legal effect, will take on all the active and passive juridical relations and commitments of the merged company.

Pursuant to article 57, last paragraph, of the Testo Unico Bancario (the Combined banking regulations), following the merger the privileges and guarantees of any type, by whosoever given or in any case existing in favour of the companies taking part in the merger, will maintain their validity and ranking, without any need of formalisation or registration in respect of the company arising from the merger.

The merger becomes effective *vis-à-vis* third parties, pursuant to art. 2504-*bis*, par. 2, of the Italian Civil Code, from the date of last registration of the deed of merger, or from the following date which shall be indicated in the deed of merger and, in any case, no earlier than 1st January 2007.

For the purposes of the release of the report on the adequacy of the exchange ratio the following firms have been appointed respectively by the Tribunal of Milano and the Tribunal of Torino as experts pursuant to article 2501-*sexies* of the Italian Civil Code:

- for Intesa the Independent Auditors KPMG S.p.A.; and
- for Sanpaolo IMI the Independent Auditors PriceWaterhouseCoopers S.p.A.

9. Accounting aspects of the merger

As already indicated, the legal effects of the merger come into effect from the date indicated in the deed of merger, which may be subsequent to the last registration in the Company Register and, in any case, no earlier than 1st January 2007.

With respect to the accounting effects of the merger, as is generally known, Intesa and Sanpaolo IMI have adopted international accounting principles (IAS/IFRS) for the preparation of their financial statements.

Therefore, the merger will be accounted for and recorded in both the Parent Company's and the consolidated financial statements of the surviving company Intesa with reference not only to Italian accounting rules but also to international accounting principle IFRS 3 on business combinations.

The merger between Intesa and Sanpaolo IMI has been conceived of as a "merger of equals".

However, international accounting principles require that an acquirer be identified in any business combination. According to IFRS 3, mergers to the extent to which they imply the transfer of control of the merged company, must be considered acquisitions.

The acquirer is identified by the international accounting principles as the combining entity that obtains control of the other combining entities or businesses, meaning the power to govern the financial and operating policies of an entity for the purpose of obtaining rewards from its activities. To this end the main indicators of such power, in the specific case of mergers, are represented by (i) the number of new ordinary shares with voting rights issued with respect to total ordinary shares with voting rights which will make up the share capital of the surviving company after the merger, (ii) fair value of the entities taking part in the merger, (iii) the composition of the new governing body of the surviving company, and (iv) the entity which issues new shares. The number of newly-issued shares, the size of the two Groups, the entity issuing the new shares are the only quantitative factors which apply to the merger between Intesa and Sanpaolo IMI. In this respect Intesa is considered, from an "accounting" standpoint, the acquirer.

The recognition of acquisitions, provided for by IFRS 3, is – as mentioned – that of purchase cost, according to which the transaction must be recorded on the basis of the fair value of the acquired entity.

IFRS 3 requires that the cost of a business combination be determined as the sum of the fair value, at transaction date: (i) of assets sold, (ii) of liabilities undertaken and (iii) capital instruments issued by the acquirer in exchange of acquisition of control. To this value must be added (iv) costs directly attributable to the business combination.
Therefore, in the business combination between Intesa and Sanpaolo IMI the cost of the acquisition will be represented by the fair value at transaction date (that is from the date of the issue of new securities, which coincides with the date in which the merger comes into legal effects), of shares which the surviving company, Intesa, will issue in exchange of the shares of the merged company Sanpaolo IMI. Since such

shares are listed, the fair value of the Intesa share will be represented by the stock price on the market on the day in which the merger has legal effect, that is, by the last share price available.

The costs of the merger (professional fees, costs for reports and expert opinions, etc.) must be added to the value determined as described above.

The cost of the business combination must be allocated to assets, liabilities and potential liabilities of the merged company. It is therefore necessary to prepare a balance sheet as at the date in which the merger comes into legal effect recording at fair value the assets, liabilities and potential liabilities of the merged company.

The residual difference between the fair value of the issued shares and the values allocated in the assets of the merged company may be allocated to any intangible assets not recorded in the balance sheet of the merged company. After this allocation any further residual value must be recorded as goodwill.

The cost of the acquisition and, therefore, the difference arising from the merger in "pro-forma" documentation produced in this report, determined on the basis of the fair value of the shares of Intesa and the exchange ratio is, therefore, provisional, since it must be updated on the basis of the fair value of the ordinary shares of Intesa on the date in which the merger takes legal effect.

The cost must be allocated in the Parent Company's financial statements via the measurement of assets and liabilities and the identification of the intangible value of the merged entity. The same procedure must be followed for the consolidated financial statements, determining higher/lower values for assets/liabilities and any intangibles of Sanpaolo IMI.

IFRS 3 permits the provisional determination of the fair value of assets, liabilities and potential liabilities of the acquired entity and, therefore, the provisional allocation of the merger difference. The acquirer must however record the adjustment on provisional figures and complete the initial registration within twelve months from the date of acquisition with effect from the date of acquisition.

The Italian Civil Code (art. 2504-*bis*, par. 3), to simplify requirements for companies taking part in mergers, sets out that accounting effects may be backdated to a date before the date in which the merger has legal effect. Based on this rule, until the adoption of IAS/IFRS, the accounting effects of mergers were normally backdated to the 1st January of the year in which the transaction was closed in order to avoid having to prepare the financial statements of the merged company. A similar approach was adopted for tax purposes.

With the new international accounting principles, this approach may no longer be applied since the figures of the merged company must be acquired by the surviving company on the date in which the transfer of control occurs, that is, in this particular case, from the date in which the merger has legal effect.

The date of acquisition of control is the date in which the acquirer actually obtains control of the acquired entity and it is the date in which the balance sheet figures of the latter are recognised for the first time in the accounts of the acquirer. When the

acquisition is achieved via a single exchange, the date of exchange coincides with the date of acquisition.

Pursuant to IAS 27, control over a company is presumed when the controlling entity holds the majority of voting rights or the majority of directors, or has the power to determine the financial and operating policies, or appoint the majority of directors.

In the case of the merger between Intesa and Sanpaolo IMI such conditions will occur starting from the date in which the merger has legal effect.

In fact, this last date coincides with the issue of the new shares and the simultaneous cancellation of the shares of the merged company, with the cancellation of the merged company from the Company Register and the dissolution of the corporate bodies. From that moment the surviving company succeeds to the rights and obligations of the merged company.

Before that date and until that date shareholders of Sanpaolo IMI maintain unaltered rights and the directors of the Sanpaolo IMI remain in office. Shareholders and directors of Intesa until that date have no right to intervene in the operating decisions of Sanpaolo IMI.

The exchange of shares is the significant event for the purpose of the transfer of control.

Therefore, with reference to provisions of art. 2501-*ter,* par.1, No. 6, of the Italian Civil Code, the transactions carried out by the company to be merged shall be recorded in the financial statements of the surviving company Intesa as of 1st January 2007.

The merger will have effect for taxation purposes from the same date.

10. Tax aspects of the merger

10.1. TREATMENT FOR THE BANKS

The merger is "neutral" for tax purposes in so far as direct taxes are concerned. In fact, pursuant to art. 172 of the Testo Unico delle Imposte sui Redditi (Combined Tax Regulations) approved by Presidential Decree 917/86, the merger does not result in the realisation of income or losses for the parties involved in the merger which are significant for tax purposes (merged company, surviving company and also shareholders).

In particular, with respect to the merged company, the transfer of its shareholders' equity to the surviving company will not result in the realisation of latent capital gains or losses on assets and liabilities nor of goodwill.

Similarly, the items received by the surviving company are recognised at the same fiscal value which they had in the books of the merged company.

The determination of the surviving company's income does not take into account the surplus or deficit recorded in the financial statements due to the exchange ratio of the shares and the higher values in the balance sheet due to possible change of the difference to balance sheet elements of the merged company, including goodwill, are not taxable for the surviving company and are not recognised for fiscal purposes.

The shareholders' equity reserves subject to a suspended tax regime recorded in the last financial statements of the merged company must be reallocated in the financial statements of the surviving company and are subject to the regime provided for by par. 5 of the mentioned art. 172 of Combined Tax Regulations.

The merger is excluded from VAT and is subject to fixed taxes for registrations.

10.2. TREATMENT FOR SHAREHOLDERS

The exchange of shares of the merged company for shares of the surviving company will not lead to the realisation of income or losses for the shareholders of the former, since it merely implies the substitution of the securities of the merged company with those of the surviving company. The value recognised for tax purposes to the stake in the merged company is transferred to the shares of the surviving company received in exchange.

In conclusion, the merger into Intesa of Sanpaolo IMI will not result in any tax effects on the companies taking part in the merger, on their shareholders, on customers and other third parties.

11. Effects of the merger on Banca Intesa

11.1. EFFECTS ON THE BALANCE SHEET AND INCOME STATEMENT

This chapter contains pro-forma consolidated figures as at 30th June 2006 representing the significant effects of the merger and of the transfers to Crédit Agricole, illustrated above.

Pro-forma consolidated figures refer to financial statements forms provided for by Bank of Italy Circular 262 of 22nd December 2005 and are prepared in compliance with international accounting principles IAS/IFRS adopted by the European Union. Such figures have been compared to Gruppo Intesa's consolidated figures published in the Consolidated financial statements as at 30th June 2006.

Pro-forma consolidated figures have been obtained by applying to historical figures pro-forma adjustments to backdate the effects of the transactions described above: in particular, such effects have been backdated in the pro-forma consolidated balance sheet as if such transactions had occurred on 30th June 2006 and in the pro-forma consolidated statement of income as if they had occurred on 1st January 2006.

To aggregate figures obtained using the consolidated financial statements published by the two entities in their respective half-year reports, appropriate pro-forma adjustments have been applied to show the effects of the merger, provisionally measuring (since the definitive value of the capital increase will be represented by the stock price on the market on the day in which the merger comes into legal effects, that is by the last share price available) the new shares to be issued to support the exchange on the basis of the price of Banca Intesa shares as at 30th September 2006 and preliminarily recording in the caption "Difference arising from the merger" the difference between such value of the shares and Gruppo Sanpaolo IMI's consolidated shareholders' equity as at 30th June 2006.

Furthermore, intergroup transactions have been eliminated and pro-forma adjustments have been recorded to take into account the balance sheet and income statement effect[8] which will arise following the implementation of the agreement signed on 11th October 2006 by Banca Intesa and Crédit Agricole for the purpose of safeguarding the latter's strategic interests in Italy, that – as described in another part of the document – provides for the sale to Crédit Agricole of:

- the entire equity stake held by Banca Intesa in Cassa di Risparmio di Parma e Piacenza (100% of the capital) for a consideration of 3.8 billion euro;
- the entire equity stake held by Banca Intesa in Banca Popolare FriulAdria (76.05% of the capital) for a consideration of 836.5 million euro; and
- 193 Gruppo Intesa branches for a consideration of 1.3 billion euro.

In application of the preparation criteria of the pro-forma consolidated figures aimed at representing development of current operations, which require the exclusion of any non-recurring components, the pro-forma consolidated statement of income for the period ending as at 30th June 2006 does not take into account the capital gains on the sale of such assets to Crédit Agricole. The relevant amount, net of the fiscal

[8] With respect to the balance sheet and statement of income figures of the 193 branches sold, management figures have been used since the corresponding accounting values have not yet been quantified.

effect, has been recorded in the pro-forma consolidated balance sheet as at 30th June 2006 in the caption under shareholders' equity "Effect of disposal transaction".

Furthermore, the agreements signed with Crédit Agricole provide for the possibility for Banca Intesa – through the exercise of call/put options – of acquiring 65% of the asset management activities formerly referred to as Nextra and sold to Crédit Agricole at the end of 2005. If the project of setting up a pan-European joint-venture in the asset management activities is not deemed feasible by one of the parties, such options may be exercised during 2007. In consideration of the current uncertainty on the exercise of the aforementioned options, the possible effects of the transaction described above are not taken into account in the preparation of the pro-forma consolidated statement of income and balance sheet figures.

Therefore, pro-forma consolidated figures include:

- Gruppo Intesa consolidated figures;
- Gruppo Sanpaolo IMI consolidated figures;
- figures related to the assets sold to Crédit Agricole;
- intergroup eliminations;
- the effects of Banca Intesa's capital increase, to effect the merger, provisionally expressed as the market value of Intesa shares as at 30th September 2006; and
- the effects of the consolidation of Gruppo Sanpaolo IMI.

For an accurate interpretation of the information provided by pro-forma figures, it is necessary to note the following aspects:

- since these are representations built on assumptions, as if the merger and disposal transactions were closed at the dates taken as reference for the preparation of the pro-forma consolidated figures, instead of the date in which the merger comes into legal effects, historical figures would not have necessarily been equal to pro-forma figures;
- pro-forma figures do not reflect prospective figures since they are prepared to represent solely the effects which may be determined and objectively measured of merger and disposal transactions, without considering the potential effects due to variations in management policies and to operating decisions following the transactions.

Moreover, in consideration of the different purpose of pro-forma figures with respect to the figures of historical financial statements and the different calculation methods of the effects of acquisitions and disposals with reference to the balance sheet and the statement of income, pro-forma consolidated financial statements must be read and interpreted separately, without searching for accounting connections between the two documents.

As described above, the difference between the value of the capital increase to support the exchange and Gruppo Sanpaolo IMI's consolidated shareholders' equity was preliminarily recorded in the caption "Difference arising from the merger". Such difference in the pro-forma consolidated statement of income is not subject to amortisation. It must be noted that the merger will be accounted for using the "purchase method", which entails at the date in which the merger comes into legal

effects, the identification of the fair value of net assets and the allocation of the capital increase, attributing any excess with respect to such value to goodwill. Consequently, if in the allocation process property, equipment and intangible assets with finite useful life are identified, the future statements of income will include adjustments to such allocations.

Pro-forma consolidated balance sheet as at 30th June 2006

(in millions of euro)

Assets	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Financial assets held for trading	51,160	69,537
Other financial assets [1]	7,307	61,072
Due from banks	29,338	66,213
Loans to customers	176,023	301,849
Property, equipment and intangible assets	4,211	7,633
Tax assets	2,817	5,128
Other assets	9,341	18,767
Difference arising from the merger (provisional)	-	16,332
Total Assets	**280,197**	**546,531**

Liabilities and Shareholders' Equity	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Due to banks	36,598	72,682
Direct customer deposits [2]	193,761	320,697
Financial liabilities held for trading	16,750	23,545
Financial liabilities designated at fair value	-	25,386
Tax liabilities	1,658	2,650
Allowances for specific purpose [3]	2,856	4,974
Technical reserves	-	22,000
Other liabilities	10,997	22,704
Share capital	3,613	6,650
Reserves [4]	11,520	37,883
Valuation reserves	968	954
Effect of disposal transaction	-	3,981
Net income	1,476	2,425
Total Liabilities and Shareholders' Equity	**280,197**	**546,531**

[1] Sum of the items 30, 40 and 50.
[2] Sum of the items 20 and 30.
[3] Sum of the items 110 and 120.
[4] Sum of the items 170, 180, 200 and 210.

Pro-forma consolidated income statement as at 30th June 2006

(in millions of euro)

	Gruppo Intesa	Consolidated figures New Group (Pro-Forma)
Interest margin	2,640	4,659
Net fee and commission income	1,845	3,197
Net interest and other banking income	5,108	8,803
Net income from banking activities	4,825	8,355
Net income from banking and insurance activities	4,825	8,193
Operating expenses	-2,713	-4,697
Income (Loss) before tax from continuing operations	2,241	3,680
Income (Loss) after tax from continuing operations	1,491	2,423
Net income (loss)	1,534	2,510
Parent Company's net income (loss)	**1,476**	**2,425**

11.2. EFFECTS ON SHAREHOLDER BASE

Assuming the maximum increase in share capital, following the merger, the main shareholders of the surviving company, would be:

Shareholder	Percentage of share capital
Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Gruppo Assicurazioni Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione Cassa di Risparmio di Padova e Rovigo	3.5%
Fondazione Cassa di Risparmio in Bologna	2.7%
"Gruppo Lombardo"	2.5%
Giovanni Agnelli & C.	2.4%
Fondazione Cassa di Risparmio di Parma	2.2%
Capitalia	1.0%
Mediobanca	0.8%
Monte dei Paschi di Siena	0.7%
Reale Mutua	0.7%
Caisse Nationale des Caisses d'Epargne	0.7%

11.3. EFFECTS OF THE MERGER ON SHAREHOLDERS' AGREEMENTS, PURSUANT TO ART. 122 OF LEGISLATIVE DECREE 58 OF 24.2.1998

To date no communications have been received from shareholders taking part in Intesa's voting syndicate regarding the permanence in force or the cessation from the voting syndicate, for all or for some of the current members.

On 11th October 2006 Crédit Agricole – following the agreement with Intesa described in point 4. above – issued a press release in which it declared its intention to remain a shareholder of the new bank, reducing its stake to under 5%, and to exit from Intesa's voting syndicate.

12. New corporate governance

The merger plan sets forth that the Bank resulting from the merger will adopt a dual corporate governance system: the adoption of this model is expected to result in corporate governance which is better suited to the needs of the new corporate entity. First of all, the Supervisory Board combines certain powers typical of the Shareholders' Meeting, functions of the Board of Statutory Auditors and certain powers of "top management", and therefore performs direction and control functions, which also relate to the basis of decisions, with respect to the management of the company, functions which are more extensive than those typically performed by the Board of Statutory Auditors.

Furthermore, the aforementioned model provides for a clear separation between ownership and management, since the Supervisory Board is the intermediary between shareholders and the management body - the Management Board - and therefore seems to be more capable than the traditional model of effectively meeting the need for greater transparency and reducing potential conflicts of interest.

The multifaceted role attributed by law and, as described below, by the Articles of Association to the Supervisory Board, placed at the centre of the surviving company's internal operations, also emphasises the separation between control and the formation of strategic guidelines, on the one hand, and the management function on the other, permitting a better definition of the roles and responsibilities of the corporate bodies and ensuring the sound and prudent management of the Bank.

As is generally known, in the dual corporate governance system (recently introduced in Italian regulations) the Shareholders' Meeting appoints the Supervisory Board and it is this body that, in turn, appoints the Management Board, removes its members, determines their remuneration, commences liability actions against them and approves the financial statements.

The functions of the Management Board, similar to that of the Board of Directors in the traditional system and based on its discipline, consist of managing the company in accordance with the general strategic guidelines approved by the Supervisory Board to which Articles of Association also reserves the approval of the business and financial plans and the budgets of the Company and the Group prepared by the Management Board as well as authorising strategic and major economic-financial transactions.

First of all, this enables the attribution to the Supervisory Board of a "top management" function and of oversight, based on the consideration that effective control also implies the verification of particularly significant corporate projects before such projects are executed.

Secondly, such "top management" function permits shareholder representatives including minority shareholders, present on the Supervisory Board to be involved in principal management decisions in addition to the typical control functions.

In consideration of this, it was decided to broaden the representation of the Supervisory Board, by providing for a significant number of members appointed on

the basis of the list vote mechanism, for the purpose of ensuring that all shareholders, including minority shareholders, may put forward their candidates. This solution permits, compared to the "traditional" Board of Directors composed of a high number of members, the Supervisory Board not to be burdened by management activities which are attributed to a body (the Management Board) with a lower number of members.

The Management Board is in charge of the management of the company in compliance with the strategic guidelines approved by the Supervisory Board and has the power to make all the ordinary and extraordinary transactions necessary for the achievement of the corporate purpose and activities, save for some strategic transactions for which the Supervisory Board's authorisation is required. Furthermore, the Management Board appoints a Managing Director from amongst its members, who is Chief Executive Officer and supervises the company's management, within the powers he/she has been delegated and according to the general guidelines resolved upon by the Management Board.

The Supervisory Board

The Supervisory Board will be composed of a minimum of 15 up to a maximum of 21 members appointed by the Shareholders' Meeting by the list vote mechanism which entails the proportional division of the votes received by each list presented. Shareholders representing at least 1% of the ordinary share capital may submit a list of candidates. Supervisory Board members remain in office for three fiscal years, and their term expires at the date of the subsequent Shareholders' Meeting provided for by par. 2 of art. 2364-*bis*, of the Italian Civil Code. The expiration of their term becomes effective when the Supervisory Board, that until then maintains full powers, has been reconstituted. The Shareholders' Meeting must proceed without delay to the substitution of the members who leave service during the year, since no form of cooptation is provided for. If during any year the majority of the members of the Supervisory Board leaves service, the term of the entire Supervisory Board will be deemed to have expired and a Shareholders' Meeting for the appointment of the new Supervisory Board shall be called.

The Supervisory Board shall meet, upon notice by the Chairman, normally at least once a month. In order for its decisions to be valid the majority of its members in office must be present at the meeting and decisions are taken according to absolute majority of the votes of the member present. Resolutions concerning the appointment of the Chairman and of the Deputy Chairman of the Management Board and the approval of any appointments of Management Board members in competing groups shall be adopted with qualified majorities.

As mentioned above, the Articles of Association delegate to the Supervisory Board, in addition to matters reserved by law, the approval of: the Company's and the Group's general strategic guidelines, as well as business and financial plans, the budgets of the Parent Company and the Group prepared by the Management Board and strategic and major economic-financial transactions.

The Chairman of the Supervisory Board

The Chairman of the Supervisory Board will perform, in addition to promoting the activity of the Board and the Committees established within the Supervisory Board, an extremely significant role in the supervision and operation of control procedures and systems over the actions of the Parent Company and the Group and in the relations between the Supervisory Board and the Management Board, ensuring the efficient coordination of the actions of these corporate bodies.

The Management Board

The Management Board will be composed of a minimum of 7 up to a maximum of 11 members, appointed by the Supervisory Board, which determines their number at the time of appointment. The members shall remain in office, as resolved by the Supervisory Board, for a maximum of three financial years, and their term expires at the date of the meeting of the Supervisory Board called to approve the last financial statements of their appointment. If during any year one or more members of the Management Board leave service, the Supervisory Board will appoint substitutes for them. If the majority of the members appointed by the Supervisory Board leaves service, the term of the entire Management Board will be deemed to have been discharged until the date of the Supervisory Board resolution which will appoint new members. Similarly, the cessation of the Management Board due to the expiry of their term becomes legally effective from the date of its reconstitution by the Supervisory Board. The Chairman of the Management Board is appointed by the Supervisory Board.

In addition to competences that cannot be delegated according to law, the Articles of Association reserves to the Management Board numerous exclusive competences, closely related to the functions of management and organisation of the Company. For certain matters the approval of the Supervisory Board is also required.

The Management Board shall meet at least once a month. In order for the decisions of the Management Board to be valid, the majority of its members in office must be present at the meeting. Decisions are taken according to absolute majority of the votes of the members present, with the exception of certain matters (among which the appointment and removal of the Managing Director and of the General Managers and the delegation of their relative powers and the appointment and removal of the Manager charged with preparing the Company's financial reports) which must be approved by a majority of Management Board members in office.

The Chairman of the Management Board

The Chairman of the Management Board will have duties typical of the Chairman of the administrative body, in coordination with those of the Chairman of the Supervisory Board and with those attributed to the Managing Director, including the power to propose matters within the competence of the Management Board.

The Managing Director

The Management Board at the request of the Supervisory Board will appoint the Managing Director, who is the Chief Executive Officer, is responsible for personnel management and supervises the company's management within the powers he/she

has been delegated in accordance with the general strategic guidelines set by Company bodies.

Lastly, the Articles of Association set forth that the Management Board, having heard the opinion of the Supervisory Board, shall appoint one or more General Managers who report to the Managing Director according to their respective functions and competences. One General Manager may substitute for the Managing Director, save for functions which must be performed by the latter.

The General Managers

The Articles of Association set forth that the Management Board, having heard the opinion of the Supervisory Board, shall appoint one or more General Managers who report to the Managing Director according to their respective functions and competences.

The Committees

The new proposed text of Articles of Association sets forth that the Supervisory Board will set up:

- a Nomination Committee with the responsibility for selecting and proposing appointments of the members of the Management Board;
- a Remuneration Committee with the responsibility for proposing and consulting on compensation, pursuant to law and the Articles of Association; and
- an Internal Control Committee with the responsibility for proposing, consulting and enquiring on matters attributed to the Supervisory Board regarding internal control systems, risk management and the accounting system. The Committee, availing itself of the relevant corporate structures, may at any time carry out inspections and controls and may exchange information with the control bodies of Group companies concerning management and control systems and the general operation of the business. Members of the Committee shall take part to the Management Board meetings.

Furthermore, both the Supervisory Board and the Management Board may form other Technical Committees or Commissions with advisory functions.

Initial appointments – Effectiveness of the changes in the Articles of Association

The members of the Supervisory Board shall be appointed for the first time by the Ordinary Shareholders' Meeting of Intesa in accordance with the provisions of a specific transitory rule of the new Articles of Association which provides that 19 members be appointed and remain in office for three financial years by the list vote mechanism set forth in the Articles of Associations in force for the appointment of the Board of Statutory Auditors. The top 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be elected. In case of presentation of one list only, all the members of the Supervisory Board shall be elected from that list. The appointment of the aforementioned 19 Supervisory Board members shall come into effect when the merger comes into legal effect.

When the merger takes legal effect, a further Ordinary Shareholders' Meeting shall be called to appoint the additional 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the portion of financial year elapsed from the date in which the merger comes into legal effect and the date from which their appointment comes into legal effect), and whose term shall therefore expire at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2 Supervisory Board members shall occur using the list voting procedure provided for by the Articles of Association of the new Bank, but with a percentage of share capital for the presentation of the lists equal to at least 1%, and not exceeding 3% of share capital.

13. Changes in the Articles of Association

13.1. CAPITAL INCREASES

Due to the merger, article 5 of the Articles of Association of the surviving company, concerning share capital, will take into account the changes relating to the issuance of the shares to effect the merger, as described in point 7 above.

In particular, the maximum amount of Intesa's share capital increase, on the basis of the aforementioned exchange ratio, will be equal to 3,037,379,042.88 euro via the issue of up to a maximum of 5,841,113,544 new Intesa ordinary shares with a nominal value of 0.52 euro each.

Article 5 of Intesa's Articles of Association will also take into account the capital increases to support the exercise of the stock option plans resolved upon by the company to be merged as indicated in paragraph 7.1. The surviving company will provide for Sanpaolo IMI's stock option plans and, therefore, adopt a corresponding capital increase for the issue of a number ordinary shares updated on the basis of the exchange ratio used for the merger.

To this end, therefore, Intesa will resolve upon a capital increase for a maximum nominal amount of 15,835,003.08 euro via the issue of up to a maximum of 30,451,929 ordinary shares with a nominal value of 0.52 euro each[9].

13.2. ADOPTION OF A NEW TEXT FOR THE ARTICLES OF ASSOCIATION

Intesa's Extraordinary Shareholders' Meeting, called to approve the merger, will also be called to resolve upon the adoption of a new text of Articles of Association which will provide for, among other things:

- the adoption of a new name;
- the transfer of the registered office to Torino and the establishment of a secondary registered office in Milano;
- the dual corporate governance system, as described in point 12 above; and
- the appointment of the Manager charged with preparing the Company's financial reports, which appointment shall occur, in accordance with the mandatory opinion of the Supervisory Board, with a qualified majority.

In particular, among the most significant changes, in addition to those finalised at and deriving from the dual corporate governance system, are the following:

Art. 7: The competences of the Shareholders' Meeting have been redefined on the basis of the new competences attributed in the dual model to the other corporate bodies, providing for the fact, as permitted by law, that the Shareholders' Meeting be called to approve the financial statements in case they have not been approved by the Supervisory Board.

[9] It must be noted that these figures take into account 125,900 rights still outstanding attributed to managers of Gruppo Sanpaolo IMI within the first stock option plan (see par. 7.1.) exercisable both before and after the date in which the merger comes into legal effect and therefore already included in the figures concerning the capital increase indicated in the Merger Project and repeated in the first sentence of this section.

Art. 8: The powers to call the Shareholders' Meeting have been reformulated in line with provisions of the dual model and the ability of minority shareholders to request additions to the agenda of the meeting, pursuant to art. 126 *bis* of TUF (Combined regulations on financial intermediation) has been expressly provided for.
Provisions set forth that the Shareholders' Meeting may be called at the Registered office or in another location in the city where the Company has its Registered office.

Art. 9: for the purpose of permitting the widest possible participation in a Shareholders' Meeting the two day term within which communications of the intermediary issuing the certifications required by law must be received has been eliminated.

Transitory rules: Art. 34 concerns the appointments of the first members of the Supervisory board of the company, as indicated in preceding point 12.

Art. 35 defines the integrity, professional and independence requirements applicable to members of corporate bodies until a new supervisory and/or regulatory model is in force.

Art. 36 requires that the modification of the Key Terms of the Integration Plan, as defined in the plan for the merger, occur following a resolution of the Management Board adopted by a qualified majority, itself following the authorisation of the Supervisory Board also adopted by a qualified majority.

Final Consideration: Art. 37 acknowledges the appointment of the first members of the Supervisory Board by the Ordinary Shareholders' Meeting of the surviving company and the moment the appointment comes into legal effects, that is, from the date on which the merger comes into legal effect.

14. Board of Directors assessment with respect to the availability of the right of withdrawal

With respect to Intesa shareholders that are absent, abstain or vote against the merger, the right of withdrawal does not apply pursuant to articles 2437 *lett. g)* and 2437-*quinquies* of the Italian Civil Code.

Milano, 12th October 2006

The Board of Directors

File No. 82-35020

RECEIVED
2006 NOV 27 P 1:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EXPLANATORY REPORT PURSUANT TO ART. 2501-QUINQUIES OF THE ITALIAN CIVIL CODE OF THE BOARD OF DIRECTORS OF SANPAOLO IMI S.P.A.

[PAGE INTENTIONALLY LEFT BLANK]

SANPAOLO IMI

REPORT BY THE BOARD OF DIRECTORS
ON THE PLAN FOR THE MERGER BY INCORPORATION
OF SANPAOLO IMI S.P.A.
IN BANCA INTESA S.P.A.

Turin, 12 October 2006

The following is an English translation of the official version in Italian language. In case of conflict, the Italian language version will prevail

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

Contents

Presentation **5**

The strategic rationale for Sanpaolo IMI **7**
Phases of growth: the success of mergers 7
Reasons behind the plan 9
A logical choice 10
Framework Agreement 11

The Banca Intesa Group **16**
History and growth of the Group 16
Plans and results achieved 17
Structure and lines of business 18
The agreement with Crédit Agricole 20

The New Banking Group **26**
A large European Bank 26
Strategic objectives and lines of development 28
The business model and the organizational structure 30
Expected results and synergies 34

Criteria used for determination of the exchange ratio **37**
Purpose of estimating the exchange ratio 37
Documentation examined 37
Result of the due diligence 37
Reference date for the estimate 37
Valuation principles 38
Valuation methods used 38
Results and conclusions 43

Legal profiles and share assignment methods **44**
Structure of the merger 44
Increase in capital by the Surviving Company and assignment of new shares to Sanpaolo IMI shareholders 45
Adoption of the new Articles of Association and corporate governance 47
Other statutory changes 52
Appointment of the first Supervisory Board 53
The post-merger shareholding structure 53
Significant effects of the merger on the shareholders' agreements pursuant to art. 122 of the Consolidated Financial Law 55
Accounting aspects of the merger 56
Tax impacts of the merger on the companies involved 57

Appendix
Articles of Association of the Surviving Company

Report by the Board of Directors of Sanpaolo IMI on the Plan for the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. pursuant to art. 2501 quinquies of the Italian Civil Code and art. 70, paragraph 2, of the Issuers Regulations adopted by Consob Resolution no. 11971/99 and subsequent modification

Dear Shareholders,

You have been convened to participate in this Extraordinary Shareholders' Meeting in order to resolve on the plan for the merger by incorporation (the "**Merger**") of Sanpaolo IMI S.p.A. (hereinafter also "**Sanpaolo IMI**" or the "**Absorbed Company**") in Banca Intesa S.p.A. (hereinafter also "**Banca Intesa**" or the "**Surviving Company**" and together the "**Parties**").

This merger stems from an awareness by management of the two banks – in full harmony and convergence of views – that the progressive integration of European financial systems makes it necessary for Italian banks, even the largest and most efficient ones, to move quickly towards forms of productive and distributive consolidation in the interests of their customers, shareholders and the market.

If approved, the merger that we are proposing is to be considered, as per the intentions of those who initiated it and as part of the responsibilities of those executing it, a transaction "among equals", which will fully protect the value of the history of the two groups, their specific qualities and their professionalism, combining in order to develop greater value for shareholders.

Through this merger, therefore, both banks will make a "strategic leap", taking on a more European profile.

The resulting group (the "**New Group**") will occupy the top European rankings in terms of economic size and amount of capital, as well as in terms of market capitalization.

It will be the largest banking group in Italy, with market shares of around or greater than 20%, due to the excellent manner in which the geography and business of the two banks complement each other, benefiting from the unique wealth of relationships with its 12 million retail customers. Furthermore, it will also be active in many other European countries, where it already counts some six million customers.

Projects and initiatives that were previously unthinkable by the two individual banks will now be both possible and achievable with this new larger structure and greater capacity to generate value.

Sanpaolo IMI and Banca Intesa both possess a wealth of history, banking culture and experiences that is unique in Italy, also in terms of the experience gained in consolidation processes with other Institutes. The merger can thus be carried out with minimal execution risk, optimizing on the strengths of the two banks and on the synergies achievable through said merger.

We describe below the reasons behind our proposal, the methods through which it may be carried out and the substantial benefits to be achieved in terms of efficiency, competitive positioning, value generation capacity and market capitalization.

THE STRATEGIC RATIONALE FOR SANPAOLO IMI

Phases of growth: the success of mergers

The recent history of the Sanpaolo IMI Group (hereinafter, also the "**Group**") is characterized by the success, demonstrated by the economic results obtained and the well-known brand, of an external growth policy implemented via several important consolidation transactions.

The Sanpaolo IMI Group was created in 1998 as a result of the merger between Istituto Bancario San Paolo di Torino, commercial bank with a vast retail and corporate customer base in the north (where in the seventies, it acquired and subsequently incorporated Banco Lariano and Banca Provinciale Lombarda) as well as in the centre and on the islands, and Istituto Mobiliare Italiano, an entity organized by public law, established in the 1930's and specialized in medium-long term credit to companies and public entities, but already diversified in personal financial services, through Banca Fideuram.

Banco di Napoli, institute with an extensive, deep-rooted tradition, was acquired in 2000, in order to integrate the distribution network of the Group with its widespread presence in the centre and south.

The merger with the Cardine Group, which in turn originated from the union of Casse Venete and Casse Emiliano Romagnole, was carried out between 2001 and 2002, providing the Group with an important market share in areas showing high economic potential.

Consolidation of the various banks into the Group's culture occurred quickly, and the business plan presented to the market in October 2005 for the subsequent three-year period, stating the corporate mission as the creation of value sustainable over time "within a context of constant and responsible attention to the various members of the company", fully recognized the value of the many components of the Group, as well as the importance of its territorial ties.

The "national territorial bank" model was introduced, which is highly distinctive compared to other banking groups, and involves the maintenance and promotion of regional brands, development of the local commercial presidium and strengthening of the relationships with families, small and medium-sized enterprises and the community. A model of "proximity" which, in strengthening the ties with the territory through simplification of the chain of command, encourages a direct relationship between bank and head of branch offices with Group management.

The year 2005 also marked the establishment of the Eurizon Financial Group, a company comprising all insurance business, professional asset management and asset gathering activities of the Group.

The underlying objective was to optimize these activities, which are characterized by significant professional expertise and high levels of value creation, by separating the creation of new products from the distribution of the products.

The separation of Eurizon thus enables optimization of the high growth potential of markets such as integrated assurance, protection of individual capital and income and long-term savings.

The operations undertaken over the last few years have been implemented and consolidated by now. The Group's profitability is stable at high levels and the risk profile of assets and of the loans portfolio is among the best in the sector.

The half year financial situation as at last 30 June shows the Group as one of the leading Italian banking groups, with a solid market positioning: it ranks at the top in the national ranking in terms of number of branches, and between second and third place in terms of direct deposits and loans (first in lending to public entities) and absolute leadership in asset management and bancassurance.

The customer base continues to increase, in contrast to the trends underway at the system level: with over seven million customers, Sanpaolo IMI is one of the most impressive companies on the Italian market. Financial assets administered on behalf of customers amount to over 412 billion euro.

The profitability of the various lines of business – the organizational structure is illustrated in Table 1 – and the overall profitability at the Group level places Sanpaolo IMI at the top of sector rankings.

Annualized RoE amounts to 17.8%, while the ratio of operating costs and net interest and other banking income (cost/income) decreased further, to 53.1%. The ratio of net non-performing loans to loans amounts to 0.7%, one of the lowest risk ratios in the lending sector (see Table 2 for greater detail).

The financial objectives established in 2005 for the three-year period of the Plan have already been partially achieved (return on capital in 2008 of 18%) or are easily realizable (cost/income in the same year of 52%).

With equity of 13,949 million euro, the Group currently has solvency indicators that are among the most prudential and greater than the regulatory requirements (7.7% at the Tier I level and 10.4% at the total capital level).

The medium-long term rating is the highest in the sector (AA- for S&P and Fitch and Aa3 for Moody's).

Over the last three years, the financial return per shareholder has always been excellent. Due to a payout of greater than 60% on average over the three-year period, the dividend yield (ratio of dividend to average annual price of the stock) amounted to 4.8%, one of the highest ratios for shares listed in Italy.

Attention to best practices in governance, a focus on customers, efficient organizational operation and social responsibility are characteristics that have always been a part of the ethical principles behind the commercial actions of the Group, and these have enabled Sanpaolo IMI to achieve full compliance with the most stringent regulations in force for companies listed on the New York Stock Exchange (Sarbanes Oxley Act).

Reasons behind the plan

Despite the excellent results for the Group, we cannot fail to mention, however, the emergence of macro-structural phenomena, such as:

- acceleration of the integration processes in the financial markets of EU countries as a result of the progressive adoption by Authorities of uniform governance and regulatory measures, as well as of profound changes in market structures (in the international settlement systems, in company-markets, etc.), also due to the opportunities provided by technological innovation;
- consolidation of the sector with a progressive merger of market participants. The objectives of these include the search for an appropriate critical mass and achievement of higher volumes, with impacts expected on the cost structure and on the effectiveness of commercial actions. In fact, it has been shown that there is a high degree of correlation between the level of market concentration in a Country and its profitability: concentrated markets (United Kingdom, Spain, France, Belgium, The Netherlands) are more efficient and have a level of profitability that is, on average, higher than that of less concentrated ones (for example, Germany).

In this evolutionary context, the Italian credit market, which still presents a high degree of fragmentation, is changing in light of the strategic moves of Italian and foreign operators, and as a function of the stimuli provided by various stakeholders.

Having already undergone extensive transformation in recent years, Italian banks are required to make a leap in terms of operating efficiency and commercial effectiveness, in order to maintain and consolidate their franchise. This objective cannot be reached – not even by the largest banks – with the current size structures, and a consolidation of the domestic market, which would strengthen the Institutes and allow them to compete with other European banks, is therefore widely desirable.

In this market scenario, Sanpaolo IMI, compared to its Italian competitors, is equipped with both an excellent capacity for generation of value, which is a result of the managerial actions taken, as well as an evolved business model with a high-capacity sales network able to achieve ambitious objectives of return on capital under conditions of productive efficiency. At the same time, the Group is smaller than other leading European banks with comparable national positioning: the market share of the commercial bank is around 10%, compared to an average of 15-20% for other leaders of national markets.

For the reasons mentioned above, this condition creates a sort of restriction against full expression of the commercial potential of the Bank over the medium term.

In fact, leader banks in Europe (with very few exceptions) have given maximum priority to domestic consolidation where the potential for value creation is highest. Development – subsequent or parallel – in specific areas characterized by geographical and/or product diversification has been evaluated by said banks, with focus on profitability, growth and risk levels, and limited to one or a maximum of two areas.

To this end, organic growth in Italy, for Sanpaolo IMI, would not ensure an increase in size that would enable the Group to achieve a new productive scale (and, therefore, unit costs that are structurally lower) or, and above all, the growth effect from "commercial effectiveness", which is a characteristic of banks with strong territorial ties.

However, a large merger on the domestic market would allow significant optimization of the size effect on both commercial effectiveness and operating efficiency, enabling maximization of synergies – mainly on the cost side, with overlapping of technologies and service activities – and reconciling shareholder expectations of an adequate return on investment and growth in value over time with those of customers and of the market.

Furthermore, a solid market position in Italy, a greater capital base and an increased cash flow create the conditions necessary to take on a more active role at the European level, opening up new strategic possibilities not available to the current configuration.

A final consideration regards the Bank's market value. Over the last few years, market capitalization of the stock has grown significantly. However, in a comparative analysis with other European banks that were considered to be comparable in the past, there is an evident gap.

To this end, a reconstruction of the capitalization of certain stocks over the last decade demonstrates significant gaps resulting from the M&A decisions made:

(in €/billion pro forma)	Sanpaolo IMI	UCI	BNP	SCH	RBS
Market capitalization (1996)	4	2	5	6	5
Market capitalization (average 2006)	27	61	66	73	83
Difference from Sanpaolo IMI capitalization (1996)	=	+2	-1	-2	-1
Difference from Sanpaolo IMI capitalization (2006)	=	-34	-39	-46	-56

A logical choice

In light of the above considerations and with the assistance of an advisor, a preliminary evaluation of the profiles of potentially interesting Groups with which to merge was carried out, selecting the most suitable candidates based on parameters such as size, geographical complementarity, compatibility of business models and a number of market and profitability indicators.

There were only a few groups of potential interest in Italy, and some of these, although subjected to examination, were determined not to possess a suitable level of feasibility.

The case of Banca Intesa immediately appeared to be an attractive one, also due to the strong conviction by its own management regarding this opportunity for the bank to carry out an actual "leap in size" with an Italian banking partner, having completed its re-launching in recent years and successfully launched its new three-year Plan.

This convergence of strategic interests was accompanied by full compliance of the business specifications to the parameters selected by the advisor.

More specifically, Banca Intesa is similar in size to Sanpaolo IMI, with a retail market share in Italy of 10%, enough to make a significant contribution to growth. In addition, its underlying business policies are entirely consistent, with (a) a distribution structure that values local brands (optimizing, like Sanpaolo IMI, on the territorial ties), (b) the

presence of specialized units (in 'investment banking, lending to public entities, etc.), (c) targeted investments in countries of Central and Eastern Europe not covered by Sanpaolo IMI (or where their presence does not overlap); (d) an organizational layout very similar to that recently adopted by the Group. In addition, the Bank has suitable equity ratios, high profitability/efficiency parameters and a quality loans portfolio.

On these premises, we worked with the assistance of an advisor and in collaboration with Banca Intesa management to define the general guidelines of a merger plan.

Framework Agreement

Following resolutions by the Boards of Directors of Sanpaolo IMI and Banca Intesa last 26 August, the guidelines for the Merger were announced to the market. These are contained in a document signed on the same date, (the **"Framework Agreement"**), which also established the bases of the possible future layout of the New Group's governance (with the adoption of the dualistic model), identified the "Guidelines" for the plan of the merger of the two groups, and defined, on the basis of estimates by the respective advisors, a temporary exchange ratio of 3.115 ordinary shares of Banca Intesa (newly issued) for each ordinary or preference share of Sanpaolo IMI.

Table 1
Structure of the Sanpaolo IMI Group at 30/06/2006

Structure of the Sanpaolo IMI Group at 30/06/2006

GRUPPO SANPAOLO IMI

CENTRAL FUNCTIONS

SANPAOLO IMI
- Governance, support and control functions
- Equity shareholdings
  - Santander Central Hispano (Spain; 2,2%)
  - Ixis Asset Management Group (France; 12%)
  - Ixis Corporate & Investment Bank (France; 2,5%)
  - Banque Palatine (France; 37,3%)
  - Cassa di Risparmio di Firenze (18,7%)
  - Cassa dei Risparmi di Forlì (38,3%)
  - Banca delle Marche (7%)
  - Other equity shareholdings
- Finance
- Macchina Operativa Integrata (Integrated Operating Vehicle)

BANKING

RETAIL & PRIVATE
- Sanpaolo IMI-Retail & Private
- Cassa di Risparmio di Padova e Rovigo-Retail & Private
- Cassa di Risparmio in Bologna-Retail & Private
- Cassa di Risparmio di Venezia-Retail & Private
- Friulcassa-Retail & Private
- Sanpaolo Banca dell'Adriatico-Retail & Private
- Sanpaolo Banco di Napoli-Retail & Private
- Neos Banca (99,5%)
- Farbanca (19,3%)

CORPORATE
- Sanpaolo IMI-Companies
- Cassa di Risparmio di Padova e Rovigo-Companies
- Cassa di Risparmio in Bologna-Companies
- Cassa di Risparmio di Venezia-Companies
- Friulcassa-Companies
- Sanpaolo Banca dell'Adriatico-Companies
- Sanpaolo Banco di Napoli-Companies
- Sanpaolo Leasint

WHOLESALE
- Sanpaolo IMI-Large Groups
- Sanpaolo IMI-International
  - Sanpaolo IMI Bank Ireland (Ireland)
  - Sanpaolo IMI Internazionale
- Banca IMI
- Banca OPI
  - FIN.OPI

OTHER ACTIVITIES
- Sanpaolo IMI Private Equity (3)
- IMI Investimenti (3)
- GEST Line (2)
- Sanpaolo Bank (Luxembourg)
  - Sanpaolo Bank Suisse (Switzerland)
  - Sanpaolo Immobiliere
- Sanpaolo Fiduciaria

SAVINGS AND ASSURANCE

EURIZON FINANCIAL GROUP

EURIZONVITA
- Fideuram Assicurazioni (1)
- Sanpaolo Life (Ireland)
- EurizonTutela (1)
- Universo Servizi

BANCA FIDEURAM (73,4%)
- Sanpaolo Invest SIM
- Banque Privée Fideuram Wargny (France) (2)
- Fideuram Investimenti
- Fideuram Bank (Luxembourg)
- Fideuram Fiduciaria
- Fideuram Bank Suisse (Switzerland)
- Fideuram Gestions (Luxembourg)
- Fideuram Asset Management (Ireland)
- Sanpaolo Invest Ireland (Ireland)

SANPAOLO IMI ASSET MANAGEMENT
- Sanpaolo IMI Asset Management (Luxembourg)
- Sanpaolo IMI Alternative Investments

(1) *The deed for the merger by incorporation of Fideuram Assicurazioni in EurizonTutela (formerly Egida) was signed on 31/07/2006 and is legally effective from 1 September 2006*

(2) *70% of the capital of Gest Line was ceded to Riscossione Spa with effective date of 30 September 2006.*

(3) *The merger by incorporation of Sanpaolo IMI Private Equity in IMI Investimenti was completed on 30 September 2006.*

(4) *Company for which a disposal process has been initiated (IFRS 5).*

Table 2 Key figures and balance sheet indicators of the Sanpaolo IMI Group

Balance sheet

Assets	**30.06.2006**	**31.12.2005**	**30.06.2005**
Financial assets held for trading	21.645	25.037	36.559
Other financial assets[1]	53.821	54.900	56.291
Due from banks	31.094	28.836	26.165
Loans to customers	147.330	139.507	132.443
Property, equipment and intangible assets	3.723	3.185	3.269
Tax assets	2.447	2.728	3.299
Other assets	10.183	9.065	9.600
Total Assets	**270.243**	**263.258**	**267.626**

Liabilities and Shareholders' Equity	**30.06.2006**	**31.12.2005**	**30.06.2005**
Due to banks	36.376	35.682	39.963
Direct customer deposits [2]	146.518	139.291	143.932
Financial liabilities held for trading	9.608	11.342	11.685
Tax liabilities	950	860	1.261
Allowances for specific purpose [3]	2.575	2.883	2.627
Technical reserves	22.000	22.113	21.709
Other liabilities	38.062	37.371	33.958
Share capital	5.400	5.239	5.236
Reserves [4]	6.240	5.208	5.136
Valuation reserves	1.374	1.286	1.225
Net income	1.140	1.983	894
Total Liabilities and Shareholders' Equity	**270.243**	**263.258**	**267.626**

(1) Sum of captions 30, 40 and 50

(2) Sum of captions 20 and 30

(3) Sum of captions 110 and 120

(4) Sum of captions 170, 180, 200 and 210

Statement of income

(in millions of euro)

Captions	30.06.2006	30.06.2005
Interest margin	2.434	2.149
Net fee and commission income	1.643	1.527
Net interest and other banking income	4.428	4.207
Net income from banking activities	4.224	3.999
Net income from banking and insurance activities	4.062	3.577
Operating costs	-2.352	-2.236
Income before tax from continuing operations	1.769	1.432
Income after tax from continuing operations	1.130	925
Net income	1.174	921
Parent Company's net income	**1.140**	**894**

Operating structure

Operating structure	30.06.2006	31.12.2005	30.06.2005
Number of employees (#)	42.647	43.666	43.628
- Italy (#)	39.875	41.002	41.010
- Abroad	2.772	2.664	2.618
Number of branches	3.317	3.289	3.249
- Italy	3.186	3.172	3.134
- Abroad	131	117	115

THE BANCA INTESA GROUP

History and growth of the Group

The Intesa Group was created in 1998 from the merger of Cariplo and Ambroveneto.

Banco Ambrosiano Veneto is in turn a result of the merger between Nuovo Banco Ambrosiano and Banca Cattolica del Veneto, two organizations with deep ties in the Lombardy and Triveneto regions and present, through Caboto, on the international financial markets.

Cassa di Risparmio delle Province Lombarde, founded in 1823, represents a long-standing point of reference for the economy and for local institutions, fostering a social sensibility that is still today the valuable heritage of Banca Intesa. In the seventies, the Cassa increased its image as a commercial bank and during the subsequent nineties, pursued a strategy of mergers with local banks, taking over several Southern banks, which then became part of Banca Carime (merging with Banca Intesa in 2000) and many others, especially in Central Italy (subsequently joining to form Intesa Casse del Centro).

Between the end of 1998 and the beginning of 1999, two banks with deep territorial ties in their respective regions, Cassa di Risparmio di Parma e Piacenza and Banca Popolare FriulAdria, joined the Intesa Group.

In 1999, a Public Exchange Offer was launched for 70% of Banca Commerciale Italiana, subsequently incorporated in 2001. Banca Commerciale Italiana, established in 1894 in Milan, was historically dedicated to corporate business and operated on a more international level. In fact, the bank's contribution to the Group included, among other things, foreign business in Hungary, Croatia, Brazil, Peru and Argentina.

In September 2002, the new management of Banca Intesa presented the 2003-2005 business Plan, which contained an ambitious plan for the commercial and operational consolidation of the banks acquired, as well as restructuring and re-launching of the Intesa Group.

The intervention priorities included the following: i) the quality of assets and improvement of the risk profile ii) strengthening of the capitalization level iii) the search for platforms for sustainable growth, through alliances with leading international financial operators.

A new, cohesive management team ensured achievement of the objectives formulated during this phase of restructuring, bringing the RoE from 2% at the end of 2002 to 16% at the end of 2004.

Other important initiatives undertaken during the period include:

i. the essential withdrawal from South America and consolidation and re-launching of investments in Central and Eastern Europe, areas considered to be strategic;
ii. joint ventures with the Generali Group in bancassurance and with Crédit Agricole in Asset Management;
iii. the sale without recourse of about 9 billion in gross non-performing loans.

Plans and results achieved

In July 2005, having reached the objectives of the expiring plan, a new business plan for the 2005–2007 three-year period was defined, which ambitiously aims to place Banca Intesa – have successfully completed the restructuring phase – among the leading European banks in terms of creation of value, profitability, capitalization and quality of customer service through a determined growth policy.

The main strategic levers to reach said objective are the following:

- Sustainable growth (average annual increase in income of 7.4% by the end of the period covered by the plan), based on three fundamental pillars: (i) customer satisfaction, due to the capacity to respond to the specific requirements of each type of clientele; (ii) development of people working within the Group through training initiatives, motivation for individual and team work and maximum extension of the stock plan to employees; (iii) the plan for investment in innovation (almost two billion euro over the three-year period), mainly focused on increasing the quality of customer service.
- Stringent cost control (CAGR of 1.1% by the end of the period covered by the plan), completing the various restructuring efforts during the previous plan, including: rationalization of structures, simplification of the organization, increase in the efficiency of Information Technology and revision of the main products and operating processes.
- Focus on risk management and allocation of capital, through promotion of specifically developed tools (for example, the Basel II Advanced model for credit risk; Algo-Suite TM and Intesa-Suite technologies for market risk) and stringent policies introduced over recent years.

The main financial objectives of the Group for 2007 are as follows:

- RoE of 20% (16% in 2004 on a homogeneous basis).
- Core Tier 1 ratio of 7.2%.
- Cash dividends for over 5 billion euro during the three-year period, from 1.5 in 2005 to over 2 billion in 2007.

As of last 30 June, at about halfway through the three-year plan, the Intesa Group confirmed its positive growth trend and the attainability of its targets, becoming one of the leading Italian banks: first place in the national ranking in terms of loans and direct deposits and second place in terms of number of branches.

The Intesa Group has total assets of 280 billion euro, loans to customers of 176 billion euro, direct customer deposits of 194 billion euro and assets managed on behalf of customers for 488 billion euro (see Table 4 for greater detail).

The operating structure of the Group counts about 4,400 branches, with a total of over 71,000 employees (also including the recent acquisitions of UPI Banka in Bosnia-Herzegovina, completed in February 2006, and Ukrsotsbank in the Ukraine, currently underway).

In Italy, the Group operates across the country with a network of about 3,100 branches, and it offers a wide range of banking and financial services to over 7 million families and 1 million companies.

Banca Intesa is also present abroad through a network of branches, representative offices and subsidiary banks located mainly in Central and Eastern Europe (Bosnia, Serbia-Montenegro, Croatia, Hungary, Slovakia, the Russian Federation, Ukraine).

The economic results achieved during the first half of 2006 confirm the positive trend of 2005. Profitability is high, with an annualized RoE of 18.7%, as a result of solid growth in revenues across all Divisions, and particularly in the Corporate and Foreign Banks Divisions.

The Intesa Group has also achieved excellent results in terms of efficiency, with the ratio of operating costs to net interest and other banking income (cost/income) down to 50.2%, compared to 54.6% in 2005 and 52.2% during the first half of 2005, despite investments supporting growth, which are now in the advanced implementation phase (59%) with respect to the Plan's schedule.

The quality of assets remains at levels in line with European best practices, with low credit risk indices (net non-performing loans/loans at 0.8% with net adjustments/loans at 0.21%).

With net shareholders' equity of € 16.8 billion, Banca Intesa also has a solid level of capitalization, with high solvency indicators (8.1% at Tier I level and 10.8% at total capital level) that ensure a high medium-long term rating (A+ for S&P, AA- for Fitch and Aa3 for Moody's).

The average return on the stock per shareholder over the last three-year period has also been at very positive levels, with a 3.7% yield for ordinary shares (4.8% for savings shares) and an average pay-out of 39%.

Structure and lines of business

The organizational structure of the Intesa Group comprises five business Divisions governed and supported by the Central Management (Table 5): (i) Network Division, (ii) Corporate Division, (iii) Italian Banks Division, (iv) Foreign Banks Division and (v) Banca Intesa Infrastructures and Development. All the customers of the Group have been assigned to these Divisions through specific segmentation.

The Network Division serves approximately 5.8 million customers and handles Private customers (Families, Premium and Private), Small Business (with turnover of less than 2.5 million euro), Corporate (with turnover of between 2.5 and 50 million euro), Religious Entities and Non-Profit Organizations. The services offered include current accounts, consumer credit, overdrafts, mortgage loans, debit cards and investment and savings products. For private customers (total of about 38,000 with Assets Under Management greater than one million euro), there is a specialized service provided by a specific Bank under the direct control of the Network Division: Banca Intesa Private. Until now, about 23,000 customers of the Intesa Group have decided to seek the assistance of this specialized service (the other 15,000 continue to be served by the Retail Network).

The distribution channels of the Division consist of a network that comprises over 2,100 branches and by direct/remote channels (ATM, Internet Banking, Mobile Banking, Telephone Contact Center).

The Italian Banks Division includes Italian subsidiary banks with strong local roots, serving a total of around 1.7 million customers at over 900 branches. The Division includes Banca di Trento e Bolzano (76 branches and about 90,000 customers), Cassa di Risparmio di Biella e Vercelli (101 branches and about 100,000 customers), Cassa di Risparmio di Parma e Piacenza (310 branches and about 630,000 customers), Banca Popolare FriulAdria (149 branches and about 280,000 customers) and Intesa Casse del Centro, which in turn controls a network of Banks in Central Italy that counts 307 branches and about 560,000 customers (CR Terni e Narni, CR Rieti, CR Viterbo, CR Spoleto, CR Foligno, CR Città di Castello, CR Ascoli Piceno and CR Fano).

The Corporate Division manages and develops relationships with large and medium-sized companies (turnover of over 50 million euro) and financial institutions through about 52 branches (for a total of about 20,000 customers in total). Services of the Corporate Division include deposits, overdrafts, discounting of notes, import/export loans, advances on contracts and invoices, medium-long term loans, payment services and brokerage, risk management and corporate finance services, including assistance in mergers and acquisitions and corporate valuations and restructuring. The Division also oversees the foreign network, consisting of branches (London, New York, Hong Kong, Shanghai and Tokyo), representative offices (Ankara, Beirut, Cairo, Mumbai, Moscow, Beijing, Seoul, Teheran, Tunisia and Warsaw) and foreign subsidiary banks specialized in corporate banking.

The Foreign Banks Division includes foreign subsidiary banks that carry out retail and commercial banking activities, with strong leadership positions in their respective areas. Including deals currently under completion, the Foreign Banks Division serves over five million customers with almost 1,300 branches. More specifically, the Foreign Banks Division includes the following Banks: Central European International Bank – CIB in Hungary, Privredna Banka Zagreb – PBZ in Croatia, Vseobecna Uverova Banka – VUB in Slovakia, KMB Bank in the Russian Federation, UPI Banka and LTG in Bosnia, Banca Intesa Beograd (formerly Delta Banka) in Serbia-Montenegro and Ukrsotsbank in the Ukraine.

Banca Intesa Infrastructures and Development, created in 2005, handles the relationships with central or local public entities and with government-owned companies through a complete offer of commercial and investment banking products and services, with a total of about 4,000 customers.

The product companies are headed by the Network and Corporate Divisions, with the dual function of developing the business Divisions and further expanding the market served by the Group. In particular, the Network Division oversees:

- Setefi, responsible for processing, issuing and acquiring activities for Group cards.
- Intesa Leasing, in charge of the Group's activities in the leasing sector.
- Intesa Mediocredito and Banca CIS, specialized in business loans and reporting to the Network Division due to the prevalence of small business customers served as compared to Large and Mid Corporate.

- The insurance companies Intesa Previdenza and Intesa Vita, in joint venture with the Generali Group, specialized in Bancassurance products.
- Crédit Agricole Asset Management SGR, joint venture with the French group, with a 35% stake held. The Intesa Group signed a distribution agreement in 2005, with a duration of twelve years, for placement by the sales network of the Intesa Group of managed savings products created by CAAM.

The Corporate Division, on the other hand, oversees Intesa Mediofactoring, company specialized in the factoring sector, and Banca Caboto, which is specialized in capital markets activities.

The agreement with Crédit Agricole

Crédit Agricole – one of the most important French and European banks – became shareholder of Nuovo Banco Ambrosiano in December 1989, acquiring part of the shares from one of the company's founding members, Banca Popolare di Milano, which intended to dispose of its stake.

Since then, this bank has had a significant role as shareholder of Banca Intesa, participating in the Shareholders' Agreement and also providing economic support for growth.

On 11 October 2006, Banca Intesa and Crédit Agricole, current shareholder of Banca Intesa with a 17.8% stake of voting capital, announced to the market the entering into an agreement (hereinafter, the **"Agreement")** on the following key points:

- the current agreements between Banca Intesa and Crédit Agricole in terms of asset management contain clauses that may represent limitations with respect to the activities of the New Group in this sector;
- Banca Intesa is interested in allowing the New Group to develop freely in the asset management sector;
- Banca Intesa is also aware of the fact that the New Group may be required to dispose of a certain number of branches in order to comply with antitrust regulations. It is therefore in its own interest to optimize the disposal of said assets;
- Crédit Agricole is interested in maintaining a strategic positioning in Italy, separate from Banca Intesa, and acquiring from the latter activities related to retail banking.

The Agreement envisages:

A) <u>transfer from Banca Intesa to Crédit Agricole of</u>:
1. the entire investment held in Cassa di Risparmio di Parma e Piacenza (equal to 100% of the capital) for a cash amount of 3.8 billion euro;
2. the entire investment held in Banca Popolare FriulAdria (equal to 76.05% of the capital) for a cash amount of 836.5 million euro;
3. 193 branches of Banca Intesa defined by the parties – to be assigned to the two aforementioned subsidiary banks – for a cash amount of 1,330 million euro;

B) <u>development of the partnership between Banca Intesa and Crédit Agricole in asset management</u>:

- development of a feasibility study on the possible establishment of a Pan-European joint venture in the asset management sector;
- should one of the parties not deem the establishment of a joint venture to be feasible, CAAM sgr will be wound up under the same conditions as those of the original sale of 65% of Nextra by Banca Intesa to Crédit Agricole. From the date of transfer of the branches (between 1 February and 31 March 2007) until 12 October 2007, Banca Intesa will be able to exercise a call option and Crédit Agricole a put option with respect to the assets amounting to 65% of Nextra Investment Management, sold by Banca Intesa to Crédit Agricole in December 2005, for an amount equal to the price paid last December (815.8 million euro), less the dividends collected in the meantime by Crédit Agricole and plus the cost of equity accrued during the period (calculated by applying an interest rate of 9% to 815.8 million). Crédit Agricole will keep the originally conferred asset management activities relative to institutional clients and will be able to distribute its own products via the retail networks acquired;
- until exercising of the call/put options, the current agreements will remain effective, amended by two issues of exclusive distribution: following the merger, Crédit Agricole will forgo the right to acquire companies of the Sanpaolo IMI Group operating in the asset management sector, and will consider branches of the Sanpaolo IMI Group as not belonging to the network covered under the distribution agreement;

C) maintenance of the current consumer credit agreements of the Intesa Group before the merger for three years, after which time the parties will reconsider the shareholder structure of Agos. A call/put option for disposal to Crédit Agricole of the 49% stake held in Agos by Banca Intesa will be exercisable.

The valuation of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and of the 193 branches subject to disposal is in line with the market multiples of comparable transactions and is confirmed by analyses carried out by the independent expert Prof. Paolo Jovenitti, appointed by Banca Intesa. Valuation of the assets representing 65% of Nextra Investment Management and sold at the end of 2005 has also been corroborated by said independent expert.

Sanpaolo Imi appointed Prof. Enrico Filippi and Prof. Carlo Pasteris to carry out the same valuation analysis. The two experts have issued their opinions on the congruity of the prices agreed within the aforementioned Agreement.

The main economic and balance sheet data for the assets subject to the sale are provided in the following table:

Table 3

Data at 30 June 2006	CR Parma e Piacenza	Banca Popolare FriulAdria	Branches
Number of branches *(units)*	310	149	193
balance sheet data (€/billion)			
Loans	12.5	4.0	5.0
Direct deposits	13.0	3.4	7.6

Indirect deposits	27.6	5.2	11.3
Net shareholders' equity	1.1	0.5	n.a.
economic data (€/million)			
Net operating income	389	127	220
Income from operations	226	65	90
Net profit	121	30	50

The Board of Directors of Banca Intesa approved the Agreement on 12 October 2006. Finalization of the agreement is subject to authorization by the relevant authorities, as well as stipulation of the deed of merger.

Payment of the total amount of approximately 6 billion euro for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches will result in a capital gain of around 4 billion euro for Banca Intesa.

The overall terms and economic and equity impacts of this agreement have been taken into consideration in this Report.

As part of the Agreement, Crédit Agricole also indicated its interest in remaining a shareholder of the New Group, reducing, however, its stake to less than 5% of the post-merger capital and withdrawing from agreements with other shareholders of Banca Intesa (in this regard, see below).

Table 4 Key figures and balance sheet indicators of the Intesa Group [*]

Balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005	30.06.2005 restated [*]
Financial assets held for trading	51.160	51.067	60.831
Other financial assets [1]	7.307	7.189	7.330
Due from banks	29.338	27.111	26.652
Loans to customers	176.023	169.478	157.702
Property, equipment and intangible assets	4.211	4.280	3.419
Tax assets	2.817	3.096	3.148
Other assets	9.341	11.314	11.941
Total Assets	**280.197**	**273.535**	**271.023**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005	30.06.2005 restated [*]
Due to banks	36.598	31.771	33.250
Direct customer deposits [2]	193.761	187.590	182.072
Financial liabilities held for trading	16.750	21.249	26.217
Tax liabilities	1.658	1.091	1.288
Allowances for specific purpose [3]	2.856	2.834	2.802
Technical reserves	-	-	-
Other liabilities	10.997	11.494	10.013
Share capital	3.613	3.596	3.596
Reserves [4]	11.520	10.056	9.956
Valuation reserves	968	829	629
Net income	1.476	3.025	1.200
Total Liabilities and Shareholders' Equity	**280.197**	**273.535**	**271.023**

[*] Figures recalculated according to Bank of italy instructions issued on 22/12/2005)

[1] Sum of captions 30, 40 and 50

[2] Sum of captions 20 and 30

[3] Sum of captions 110 and 120

[4] Sum of captions 170, 180, 200 and 210

Statement of income

Captions	30.06.2006	30.06.2005 Reclassified (*)	% change
Economic data (millions of euro)			
Net interest	2,773	2,627	5.6
Net commissions	1,845	1,764	4.6
Profit (losses) on financial trading activities	531	336	58.0
Net operating income	5,261	4,841	8.7
Operating expenses	-2,640	-2,528	4.4
Income from operations	2,621	2,313	13.3
Net adjustments to loans	-372	-312	19.2
Net profit	1,476	1,200	23.0

Captions	30.06.2006	31.12.2005 Reclassified (*)	% change
Balance sheet data (millions of euro)			
Loans to customers	176,023	168,767	4.3
Financial assets / liabilities held for trading	34,410	29,818	15.4
Available-for-sale financial assets	4,828	4,380	10.2
Fixed assets	8,834	9,188	-3.9
Total assets	280,197	273,760	2.4
Customer deposits	193,761	187,207	3.5
Indirect customer deposits	293,926	287,800	2.1
of which managed	58,006	59,045	-1.8
Net interbank position	-7,260	-4,576	58.7
Net shareholders' equity	16,832	16,705	0.8

Operating structure	30.06.2006	31.12.2005 Reclassified (*)	absolute changes
Number of employees (#)	58,301	57,484	817
of which: Italy (#)	42,521	42,062	459
Foreign	15,780	15,422	358
Number of bank branches	3,900	3,851	49
of which: Italy	3,129	3,106	23
Foreign	771	745	26

Table 5

Main Group Companies


Chairman
GIOVANNI BAZOLI
Chief Executive Officer
CORRADO PASSERA
Banca Intesa Infrastrutture e Sviluppo(1)
E.Tr. (Tax Collection)
Corporate Division
Banca Caboto
Zao Banca Intesa (Russian Federation)
Société Européenne de Banque (Luxembourg)
Intesa Bank Ireland
Intesa Mediofactoring
Retail Division
Intesa Private Banking
Sirefid
Intesa Mediocredito
Intesa Previdenza
Banca CIS
Intesa Leasing
Setefi
CAAM SGR*
Intesa Vita*
Agos*
Italian Subsidiary Banks Division
CR Parma
FriulAdria
Intesa Casse del Centro
Banca di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Fano
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
CR Viterbo
International Subsidiary Banks Division
Banca Intesa Beograd (Serbia and Montenegro)
Central-European International Bank (Hungary)
KMB Bank (Russian Federation)
Privredna Banka Zagreb (Croatia)
UPI Banka* (Bosnia and Herzegovina)
Vseobecna Uverova Banka (Slovakia)

(1) Subsidiary bank specialised in Public & Infrastructure Finance
* Jointly controlled or associated companies carried at equity.

THE NEW BANKING GROUP

A large European bank

The merger between Sanpaolo IMI and Banca Intesa is a significant event for the banking sector and the Italian economy in general, creating a top-notch operator able to compete in the financial services sector at the European level.

The New Group will be the leading operator in the national banking sector, with a market share of around or greater than 20% for all products and services, due to an excellent degree of geographic and business complementarity. In terms of both capital and economic resources as well as market capitalization, it will occupy top positions in the European rankings, able to count on a wealth of customer relationships that is unique in Italy – 12 million retail customers – and very significant at the continental level, with over 6 million customer relationships in other countries.

The structural homogeneity and similarity of the organizational models of the two Groups will allow for the achievement of significant synergies in the merger, as well as economies of scope in those areas of production in which specialization of the offer and product innovation take precedence, according to the experiences of the major European banking groups.

The leadership position and the new size, with consequent advantages in terms of productive efficiency, will enable the New Group to pursue significant levels of value creation that may translate into a benefit for the entire Italian productive system, as well as for customers (in terms of conditions, product range, overall performance) and shareholders.

The New Group, already taking into account the transactions set forth under the Agreement with Crédit Agricole, will have a solid capital base (greater than 50 billion euro, with almost 44 bn euro in total pro forma regulatory capital at 30/06/06 and a Tier 1 ratio of approximately 10%) and will move towards the achievement of maximum profitability objectives (the net profit target for 2009 is estimated at about 7 billion euro[1]). Profits generated will strengthen the capital levels of the New Group, while maintaining a dividend payout equal to almost 60%.

The merger of the two banks will produce substantial benefits for customers, who will have access to the best products currently available from the two Groups and, above all, to new products offered at increasingly competitive conditions. Due to the greater capacity to carry out investments in technology, promote innovation and attract and retain talent, the New Group will be able to improve the overall level of service and performance.

This New Group will represent a reference point for our Country, becoming the unifying hub for the extended Milan-Turin metropolitan area, and strengthening the bond with local entities in the North, Centre and South of Italy. As such, it will constitute an important driving force for growth of the economy, ensuring support for new investments in public works and supporting Italian companies in their activities, both nationally and internationally.

[1] Figure including the synergies and before the merger costs of 2009

The creation of solid foundations at the national level, together with the significant value generated by the transaction, represent an opportunity for growth which, once the merger has been completed, will allow the New Group to undertake projects and initiatives for international expansion, otherwise denied to the two institutes on an individual basis.

In particular, the New Group will be market leader in Italy:

- in terms of distribution network, with about 5,500 branches corresponding to a market share of over 17% and complete and uniform geographic coverage of the entire country, particularly widespread in the wealthiest regions;

- in the Retail, Private and SME segments, due to a retail customer base that is 12 million strong; direct deposits of about 273 billion euro by customers in Italy and a leadership position in the placement of asset management products and life insurance policies, where it will enjoy a market share of 31% of funds placed and 28% of new life insurance premiums collected through the banking and postal channel; a leading position in the residential mortgages segment, with over 10.7 billion euro in stock;

- in Corporate & Investment Banking, where it will be by far the leading national operator, with an overall share of almost 20% of total loans to companies. The New Group will be a powerful main player in factoring, trade finance, and in the areas of project and acquisition finance and syndicated lending. It will also become the key Italian operator in the capital markets segment, achieving a significant critical mass in market-making activities;

- in the Public Entities and Infrastructures sector, where it will achieve the position of leading specialized operator, with over 23 billion euro in financing to customers (including securities) and a market share estimated at around 22%. Backed by this strong position in Italy, the New Group will explore opportunities to expand business to the rest of Europe, optimizing on its expertise in the sector and on the consolidated presence of the New Group abroad;

- in Asset Management and Bancassurance where with Eurizon, market leader in the promotion and management of mutual funds with a market share of 19%, and Eurizon Vita, in third place in terms of the issuance of insurance premiums in the life branch, it will further benefit from the Agreement between Banca Intesa and Crédit Agricole in Asset Management.

It will also enjoy a strong positioning in Central and Eastern Europe:

- it will be the sixth largest in the area in terms of assets, with an active presence, based on the current scope, in 10 countries and about 850 branches, with total assets of 23 billion euro. Following completion of the acquisition in the Ukraine, said scope will expand to 10 countries and approximately 1,370 branches and total assets of 25 billion euro.
- More specifically, it will be present in the following countries:

- Serbia, through Banca Intesa Beograd, second largest bank in the Country (with a market share of approximately 11%) and where Sanpaolo IMI is currently in the process of acquiring Panonska Banka, which has a market share of around 2%;
- Croatia, through PBZ, second largest bank in the Country (with a market share of approximately 18%) and specific expertise in the monetics sector (credit cards);
- Slovakia, through VUB, second largest bank in the Country (with a market share of about 16%) and specific expertise in consumer credit;
- Hungary, through CIB and IEB, which together represent the third largest banking group in the Country, with a market share of about 9%;
- Bosnia, through UPI, fifth largest bank in the Country, with a market share of about 4%;
- Albania, through BIA, fifth largest bank in the Country, with a market share of 5%;
- Slovenia, through Banca Koper, sixth largest bank in the Country, with a market share of approximately 6%;
- Russia, through KMB Bank, leader bank in the small business sector;
- Romania, through Sanpaolo IMI Bank, with a market share of 1%;
- Ukraine, where the acquisition of Ukrsotsbank by Intesa (under completion) would allow the New Group to become the fifth largest bank in the Country, with a market share of 5%.

Strategic objectives and lines of development

As has been mentioned, the Framework Agreement has defined the "Guidelines" for the merger of the two banks. Based on said guidelines, Sanpaolo IMI and Banca Intesa have therefore developed a merger plan that outlines, in the regulations for defining the Industrial Plan, the principal lines of strategic development of the New Group. In this context, the following objectives were considered qualifying:

- *Consolidating excellence in relationships with customers*, through a significant focus on product/service innovation – obtained also via the greater investment capacity made possible by the merger –, widespread coverage of the entire country and universal implementation of best practices in terms of operations and management of the two Groups;
- *Achieving and maintaining clear cost leadership*, due to economies of scale in the product factories and in the service/support activities and to the synergies in governance and control functions;
- *Encouraging personal and professional growth of employees*, in order to develop the quality and motivation of human resources, a key success factor for the New Group. In fact, creation of a Group leader in Italy with ambitions of international growth will offer new professional development opportunities for both current employees as well as for talented new resources that the New Group will be able to attract;
- *Supporting growth of the Country*, through the financing of large works and support of corporate growth both nationally and internationally, development of local businesses and the innovation and modernization of public administration;
- *Significantly strengthening presence abroad*, benefiting from the strong growth potential of the Foreign Banks already controlled in Central and Eastern Europe and creating the conditions to develop further geographical diversification in the future;

- *Optimizing the risk profile and capital management*, taking advantage of the excellent asset quality of the two Groups and of the sophisticated risk management processes/tools.

The principal action points in the five macro-areas into which the New Group's activities will be organized and to which the business lines of the new organizational structure will correspond are provided below.

Lines of development in Retail, Private and SME

For its retail, private and SME activities, the New Group proposes to share the benefits deriving from its leadership position with its customer base, optimizing on the advantages resulting from the bigger size and national presence and, at the same time, on its widespread presence across the country, by virtue of the territorial bank model adopted.

In each territory, the New Group will operate with the objective of developing strong ties, providing customers (retail, private and SME) with the financial tools for realization of their respective projects.

The physical channels will be accompanied by a high-quality network of remote channels - phone banking, mobile banking and internet banking.

A review of the distribution structures, already initiated individually by the two Groups, in conjunction with the further rationalization achievable through the merger of networks and product innovation resulting from investments in technology, will lead to very high levels of effectiveness – quality of operations and service – and efficiency – lower unit costs – with significant advantages for customers in terms of simplicity and costs of services.

Lines of development in Corporate & Investment banking

The mission of the Corporate & Investment Banking division will be to support the balanced and sustainable development of medium/large companies and financial institutions with a medium-long term view, both nationally and internationally, through the building of consolidated relationships based on:

- the capacity to manage the relationship from the "global partnership" point of view, based on in-depth knowledge of the corporate strategies and a complete offer of financing services and financial consulting able to support them;
- an active role in the corporate growth process, establishing itself as leader in the domestic market for investment banking and structured finance activities;
- strong international growth, to support both Italian clientele as well as selected foreign clientele, in specific product areas such as structured finance and trade finance;
- leadership in the financial markets, by taking advantage of the critical mass of transactional flows originating from customers of the New Group, consistently with the opportunities offered by the European regulatory system and by the evolution of technologies, as well as by building a selective and sustainable positioning on the secondary credit markets.

A key element of the New Group's growth strategy in Corporate & Investment Banking will be continuous improvement in its risk management capacity through a combination of the best methods, tools and processes of the two Groups and more complete information on customers.

Lines of development in the Public Entities and Infrastructures sector

In this sector, the New Group will be involved in the financing of infrastructures and services for public utility, with specialized product teams and a dedicated network that will maintain close ties with the territory (Municipalities, Provinces, Regions, local companies, etc.). Activities will expand to include financing of universities and public research, participating in large urban and territorial development projects.

Taking advantage of its distinctive competences and of the critical mass developed in Italy in this sector, the New Group will also be involved in identifying and pursuing development opportunities abroad, particularly with respect to the financing of public works in Strategic Countries for the New Group.

Lines of development in Foreign Banks

First of all, the New Group aims to consolidate and strengthen its presence in Central-Eastern Europe and, eventually, in the Mediterranean Basin, and to repeat the high growth rates achieved in recent years in its historical locations and develop the most recent acquisitions, with the final objective of achieving a leading position in all countries in which it is present.

To this end, in addition to a gradual process of simplification of structures in those countries (especially Hungary and Serbia) in which the New Group will have more than one commercial bank as a result of the merger, the construction of a consolidated "regional" technological and operating platform serving all banks of the New Group in Central-Eastern Europe will be evaluated, with the objective of improving the efficiency and quality of operations and facilitating the integration of any other banks acquired.

Lines of development in Asset Management and Bancassurance

The Agreement stipulated on 11 October by Banca Intesa and Crédit Agricole opens up new opportunities in this area, strengthening the development prospects of Eurizon.

This company may therefore confirm the plan for organic and external growth already initiated, which includes strengthening of the distribution model, development of new proprietary sales channels and acceleration in product innovation.

There are substantial opportunities for development in this sector, both on the demand side, in terms of new pension products, medium-term savings and the protection of people and their income, as well as on the supply side, in consideration of the consolidation processes underway among operators and the trend towards progressive separation of service "producers" and "distributors" on the market.

The business model and the organizational structure

The business model of the New Group, backed by the strong existing compatibility between the Sanpaolo Imi and Banca Intesa models, will be such as to allow rapid convergence of production processes and integration of the commercial structures. The principal strategic choices under said model include:

- the presence of an operational Parent Bank with clear management responsibilities over the New Group;
- the strengthening, in terms of distribution, of the territorial bank model, with the assignment of a single brand to each specific territory. More specifically, the networks of Sanpaolo IMI and Banca Intesa will be combined to create a single brand and a geographical presence that does not overlap with that of local banks. Commercial coordination will be ensured by marketing structures of the group specialized by customer segment;
- the creation of a business unit responsible for the relationship with mid and large corporate customers which operates across the entire country.

The organizational structure will therefore be based on a Parent Bank that carries out operations, directly or through subsidiaries, in the following macro business areas:

- Territorial Bank Business Unit
- Corporate & Investment Banking Business Unit
- Public Entities and Infrastructures Business Unit
- Foreign Banks Business Unit
- Eurizon Financial Group Business Unit


PARENT BANK
TERRITORIAL BANK
CORPORATE & INVESTMENT BANKING
PUBLIC ENTITIES AND INFRASTRUCTURES
FOREIGN BANKS
EURIZON FINANCIAL GROUP

The Parent Bank resulting from the incorporation of Sanpaolo IMI in Banca Intesa will have registered offices in Turin and operating headquarters in Turin and Milan. It will be responsible for the management, governance and control of the entire Banking Group.

Central Functions of Governance and Control

The central governance and control functions will be distributed in a well-balanced manner between Milan and Turin, taking into consideration their respective strategic and operational importance. The activities of the two with respect to the Business Units will be exercised in such a way as to ensure the required homogeneity and uniformity of action to the New Group as a whole, allowing optimization of the synergies of scale linked to the merger.

The Business Units will be organized into Divisions, with the exception of the Public Entities and Infrastructures Business Unit and the Eurizon Financial Group, which will operate as companies.

Territorial Bank Business Unit

The Territorial Bank Business Unit will be based in Turin, with the mission of serving retail (households, affluent, small business), private and SME customers of the New Group in Italy. It will be structured and managed by pursuing the widespread command of areas in which it has strong roots, through promotion of the local brands of the banks through which Sanpaolo IMI and Banca Intesa currently operate and the central role of the Area/Bank Manager as a point of reference for the New Group within the specific area. This model requires coverage of the national market to be assigned to the predominant brand in each local context or, alternatively, to the historical brand of a Bank Network or the Parent Bank.

To this end, Cassa di Risparmio di Padova e Rovigo S.p.A. (Cariparo), Cassa di Risparmio in Bologna S.p.A. (Carisbo), Banco di Napoli and Friulcassa will be identified, respectively, as the reference banks for the Veneto region (with integration of Cassa di Risparmio di Venezia S.p.a.,Carive), the Emilia region, the four southern regions (Campania, Basilicata, Puglia and Calabria) and the Friuli Venezia Giulia region, with expansion of the distribution network through assignment of all branches of the New Group operating in the respective territorial areas.

Regarding Private clientele, the New Group will acquire access to a wealth of unique relationships with high-standing customers, and the right conditions will be in place to provide this segment with a distinct and specialized offer, via creation of a large Private Bank with the advantages of specialization of know-how and brand.

The New Group will operate in the Private segment with a widespread structure consisting of about 190 branches and specialized private points. The foreign units of the Group operating in the sector, particularly in Luxembourg and Switzerland, will also be part of this plan and will be rationalized as well.

This Business Unit will also manage the organizational units/companies engaged in supplying parabanking products/services for Retail and SME customers as regards: i) consumer credit, ii) leasing and business loans, iii) payment card issuing, processing and acquiring. In these categories, rationalization and integration of the corporate structures with an analogous scope of activities will be carried out, with the objective of compiling an integrated products catalogue by benefitting from the expertise and best practices of the New Group.

Regarding consumer credit, the Neos platform will be developed, with maintenance of the relative headquarters in Bologna and concentration of the consumer credit initiatives of the New Group in Neos.
Furthermore, the widespread entrepreneurship and exporting sector of the North-East will be developed, with establishment of a central hub for import-export services based in Padua.

Corporate & Investment Banking Business Unit

The Corporate & Investment Banking (C&IB) Business Unit will serve the Mid and Large Corporate and Financial Institutions customer segments.

This Business Unit will be responsible for the products/services falling under the categories of: corporate banking, investment banking, capital markets, merchant banking, private equity and factoring.

The Corporate & Investment Banking Business Unit will work in close contact with the Territorial Bank and Public Entities and Infrastructures Business Units with respect to providing products and services, also to its respective customers that should require so, cooperating in the development of a dedicated product range.

Similarly to that of SME, corporate clientele will be served by specialized distribution structures, utilizing the branches of the Territorial Bank Business Unit to carry out transactions.

Growth and development of the private equity activities in Bologna is planned.

Public Entities and Infrastructures Business Unit

The mission of this Business Unit will be to offer financing services, project financing and consulting to Government, Public Entities, Local Authorities, Public Utilities and General Contractors.

Sanpaolo IMI and Banca Intesa currently operate in the sector through two specialized banks: Banca OPI and Banca Intesa Infrastrutture e Sviluppo. The similarity of operating models and of the offer structure will enable rapid integration of the two banks, creating an entity of significant importance for the development of the Country.

Foreign Banks Business Unit

The mission of the Foreign Banks Business Unit will be to oversee the activities of the New Group on foreign markets in which it is present through subsidiary commercial banks, and it will be responsible for:

- defining the strategies of the New Group with respect to the direct presence on foreign markets, with systematic exploration and analysis of new growth opportunities;
- coordinating operations of the foreign banks;
- managing relationships with foreign banks through the centralized structures of the Parent Bank and with branches or other foreign offices of the Group.

Eurizon Financial Group Business Unit

Eurizon operates in the following markets:

- asset management, through the asset management companies Eurizon Capital SGR and Fideuram Investimenti;
- life insurance, through Eurizon Vita;
- protection of individuals and capital, through Eurizon Tutela;
- asset gathering and financial consulting, through Banca Fideuram.

The company has a proprietary distribution channel composed of about 4,000 private bankers of Banca Fideuram and Sanpaolo Invest, and recently confirmed the distribution agreement (with new expiry in 2015) with the sales network of Sanpaolo IMI (and its subsidiaries) in asset management, life insurance, assurance and casualty branches.

The stock market listing process will be completed within 2007, maintaining the current scope and, where possible and feasible, the plan already defined, save any further enhancement and expansion of the scope of activities as a result of the reorganization following the Sanpaolo IMI-Banca Intesa merger.

Implementation plan and management of the transition phase

The experience gained by the two Groups in managing prior mergers will be of fundamental importance in the implementation phases of the merger.

Necessary measures will be adopted in order to ensure maximum protection during the transition phase for commercial operations, for the level of customer service and for full continuity of financial and credit services.

Full convergence of the following will have to be achieved in the shortest time possible: (a) the valuation processes and logic regarding credit ratings and loan approval, (b) the systems and methods for risk management and control, (c) the administrative and reporting procedures.

In particular, the process for adoption of a single information system will be launched immediately. Migration towards a single IT platform, which can be carried out in a time span of 12-18 months, will enable the New Group to achieve full uniformity of the operating processes, thereby constituting the qualifying lever for important cost synergies, also as a result of the centralization and automation of support services.

In this context, the expertise and employment levels of the Technological Hub of Moncalieri will be optimized and protected.

During the phase that will begin at the effective date of the merger and end with integration of the IT systems, operations of the New Group will be guaranteed by two "Super Business Units" (Banca Intesa and Sanpaolo IMI), which will have a variable configuration according to their similarity to the future organizational model.

During this phase, a planning and integration department reporting directly to the New Group's management will be created and will be responsible for guiding and controlling the convergence process and minimizing the operating risks in implementation of the strategy.

Expected results and synergies

The New Group is in a position to strive for ambitious economic results, since it combines the power of two banks that have already expressed significant business plans and profit results on an individual basis, and whose combination can give way to further opportunities for growth and improvement in operating efficiency.

In fact, the merger of the two Groups will produce substantial synergies to be added to the objectives already established in the stand-alone plans.

Pre-tax synergies for approximately 1,550 million euro are expected in 2009 – of which about 980 million euro from costs, equal to 63% of the total and corresponding to 10.6% of aggregate pro forma costs for 2005.

Savings are expected to derive mainly from the rationalization of the central structures and back offices, the centralization of purchases and the renegotiation of external contracts, as well as the unification of IT systems.

Synergies in terms of revenue are expected to be about 580 million euro, equal to 37% of the total and corresponding to 3.5% of pro forma aggregate revenues in 2005, with retail accounting for 400 million euro and corporate for 180 million euro. Synergies in terms of revenue are expected to derive specifically from greater territorial ties enabling an increase in the levels of cross-selling and wallet share, due to increasing competitive capacity in terms of pricing, and the alignment of the New Group to internal best practices.

Lastly, one-off merger costs are estimated to be about 1,550 million euro before taxes for the period 2007-2009, resulting from costs related to excess personnel and retraining , IT systems for 300 million euro,advertising and communications initiatives, and rebranding.

The main post-synergies objectives of the New Group are the following, to be confirmed in light of the Business Plan of the New Group, which is expected to be prepared by the first half of 2007, once the merger has been completed and all the major management positions defined:

- 2009 net profit of about 7 billion euro;
- 2005-2009 average annual compound growth in net profit of 14.9%, adjusted for the main non-recurring components recorded in 2005;
- improvement of about 14% in 2009 EPS following the synergies,
- dividends distribution equal to at least 60% of net profit, with the possibility to return excess capital to shareholders – also in light of the significant value creation expected – despite a high degree of capitalization and a sizeable plan for investment in innovation and human capital;
- 2009 income from operations of approximately 13.4 billion euro, with 2005-2009 average annual compound growth of 16.9%.

The stand-alone projections were prepared on the basis of the current business plans of the two Groups (the 2005-2007 Plan of Banca Intesa and the 2006-2008 Plan of Sanpaolo IMI), updated by taking into account: a) the results achieved so far (2006 Half Year Report), b) a single economic scenario shared and updated with respect to that originally hypothesized during preparation of the plans; c) "dragging" of these amounts to 2009.

The New Group will be created from solid capital foundations, and the expected income flows will allow maintenance of high pay-out rates and will guarantee resources for new growth investments, albeit with high Regulatory ratios. Core Tier 1 capital will be

maintained above 7% for the entire three-year period considered, and the total capital ratio above 10%.

CRITERIA USED FOR DETERMINATION OF THE EXCHANGE RATIO

Purpose of estimating the exchange ratio

As indicated in the Framework Agreement, a temporary exchange ratio was determined for purposes of the merger, equal to 3.115 ordinary shares of Banca Intesa (newly issued) for each share (ordinary or preference) of Sanpaolo IMI.

For the purposes of determining the definitive share exchange ratio for the merger, Sanpaolo IMI has sought the collaboration of a qualified external consultant, namely the investment bank Citigroup.

The valuations conducted by the advisor were aimed at expressing a comparative estimate of the economic capital values of the banks involved in the merger and are to be considered solely in relative terms and with limited reference to the specific subject transactions.

Firstly, it is noted that the merger provides for the exchange of both ordinary and preference shares of Sanpaolo IMI (held by Compagnia di San Paolo and by the Cassa di Risparmio in Bologna and Cassa di Risparmio di Padova e Rovigo Foundations) with ordinary shares of Banca Intesa according to a single exchange ratio. This is in consideration of the fact that the articles of association of Sanpaolo IMI (art. 6) provide for the preference shares to be automatically converted into ordinary shares as a consequence of transfer to third parties.

For this reason, and taking into account the instructions contained in the Framework Agreement, for the purposes of determining the exchange ratio, preference shares of Sanpaolo IMI were treated in the same manner as the ordinary shares.

Documentation examined

- Citigroup used publicly-available information and data provided by management of the two Banks in its valuations.

Result of the due diligence

The legal, accounting and administrative due diligence – required by the Framework Agreement - did not reveal any significant variations of the economic values taken into consideration in calculating the temporary exchange ratio, or facts, actions or circumstances that would require an adjustment of said ratio.

Reference date for the estimate

The reference date for the valuations coincides with that of the advisor's report, taking into account the fact that, based on the information available and used, during the period between the last consolidated reports from the two Banks and the report date, no events occurred – except for the aforementioned Agreement with Crédit Agricole , which has been taken into account – that would significantly modify the capital, economic and financial profile of the same.

Valuation principles

Considering the purpose of the valuations carried out to be determination of the exchange ratio and, therefore, of the economic values of the two merging companies, the advisor used the homogeneity principle with respect to the valuation criteria applied, suitable to express a comparative estimate of the aforementioned economic values.

In particular, the valuations were carried out under the assumptions of: i) operating autonomy of the banks (stand-alone scenario), ignoring the impact of possible synergies and extraordinary costs resulting from the Merger, and ii) significance of the relative market prices, characterized by sufficient free float, high liquidity and extended coverage of research.

The actual type of transaction was designed and structured by Sanpaolo IMI and Banca Intesa as a "Merger of Equals"; therefore, a "Control Premium" was not applied. Said principle is confirmed in the terms of the Framework Agreement, in the documentation for the Merger and in other items, such as the relative weight of reference shareholders of each of the two banks in the voting capital of the New Group.

Valuation methods used

The estimate of economic values for Sanpaolo IMI and Banca Intesa for the purposes of calculating the exchange ratio was carried out by the advisor using several valuation methods, both market-based and analytical.

The following valuation methods were selected by the advisor for preparation of the report:

- Market Value Method (based on share price)
- Target Price Method (by financial analysts)
- Comparable Listed Companies Method
- Dividend Discount Model (or DDM)
- Contribution Analysis Method
- Comparable Transactions Method

In applying the above methods, Citigroup considered the characteristics and limitations implicit in each, based on the professional valuation practices normally used in the banking sector. The valuations and conclusions reached by Citigroup are to be interpreted in the light of several limits and difficulties encountered in performing the analysis, illustrated below.

Any valuation impacts from events subsequent to the merger announcement date are reflected in the DDM and Comparable Listed Companies Method (as defined below).

A description of each of the valuation methods used in the analysis is provided below.

Market Value Method

Under the Market Value Method, a company is assigned a value equal to that attributable by the stock exchange in which its shares are traded.

According to this method, the prices of shares of listed companies, if significant, represent the most reliable indicator of the value of a company, as they incorporate all publicly-available information regarding the company itself, being the result of a systematic arbitrage process by market operators that reflects their opinions regarding profitability profiles, solidity of capital, risk levels and future growth potential of the company being valued.

In said context, a company's share prices are considered significant when:

a. the markets in which the shares are traded have a high efficiency level;
b. the shares under consideration have high liquidity;
c. the time period in question is such as to neutralize any events of an exceptional nature that give rise to short-term fluctuations and/or speculative pressures.

Regarding Sanpaolo IMI and Banca Intesa, Citigroup believes that their respective ordinary shares, in fact, share characteristics making their prices and, therefore, the resulting exchange ratios extremely significant; in particular:

- efficient markets: the shares are listed on the Italian Stock Exchange, the sixth largest European market in terms of market capitalization and the fourth largest in terms of trading volume;
- sufficient free float: on 23 August 2006, upon announcement of the Merger, the respective free float of Sanpaolo IMI and Banca Intesa has a market value of about 16 billion euro and 15 billion euro, respectively;
- high liquidity: over the last year, Sanpaolo IMI and Intesa stock each recorded daily trading values of over 100 million euro, respectively becoming the 7th and 9th most liquid stocks of the MIB30.
- extended coverage of research: there are about 30 brokerage firms, mostly international, which regularly publish analyses of the two companies.

Over the last three years, market performance of Sanpaolo IMI and Banca Intesa stock has been significantly aligned up to announcement of the Merger: the differential has not exceeded 5.3% (a favor of Sanpaolo IMI) over a period of one year, and is equal to 0.4% (in favor of Sanpaolo IMI) over a period of three years.

To eliminate the effects relative to the announcement of the Merger and the relative speculative pressures, prices recorded by the two stocks subsequent to 23 August 2006 were not taken into consideration.

In analyzing the market prices, simple arithmetic means of the closing share prices of Sanpaolo IMI and Banca Intesa were used, as well as detailed observation of the minimum and maximum values during pre-defined periods of time considered to be reasonable. In addition, preference was given to the more recent prices of the two stocks, as these were considered more representative of the capital, income and financial situation of the Banks.

Method using Target Prices by Financial Analysts

Application of this method consists of the analysis and comparison of the ratio of target prices defined for Sanpaolo IMI and Banca Intesa by brokerage firms that have published research on both Banks. It is based on the assumption that said target prices, periodically suggested by analysts for the stocks of the major listed companies, provide a quantitative indication of the economic value of the company and, therefore, of the potential valuation of the stock on the market over the medium term. In regard to this method, the advisor pointed out the difficulty in using target prices which were potentially non-homogeneous, and having dispersal over time.

In order to reduce such difficulty, for this analysis the advisor used selected target prices provided by a single source, i.e. Reuters. Moreover, the target prices that included the impact of the Merger were excluded, where possible.

Comparable Listed Companies Methods

According to these methods, the value of a company is determined by using information provided by the market with respect to companies having similar characteristics to the company being valued.

The following methods were used to determine the exchange ratio:

1 Market Multiples Method

The market multiples method is based on the analysis of Stock Market prices of a sample of companies comparable to the subject company. This method is based on the general assumption that in an efficient market and in the absence of speculative transactions, the Stock Market price of shares of a company reflects market expectations regarding the growth rate for future profits and the degree of associated risk.

Considering the close connection between significance of the results obtained and similarity, from an operating and financial point of view, between the companies included in the reference sample and those subject to valuation, the advisor carried out a careful selection of the reference sample, while pointing out the difficulties in identifying banks which are fully comparable from an operating and financial point of view to the two banks under valuation.

Therefore, for purposes of the present analysis, two sample groups of homogenous banks were selected:

a. an Italian sample, including the major Italian banks with an established national or multi-regional presence, whose prices showed highly significant characteristics;

b. a European sample, including the main European banks with characteristics considered to be similar to those of Sanpaolo IMI and Intesa.

In both samples, the stocks exhibit a good degree of liquidity and do not regard companies whose prices may be influenced by particular contingent situations.

In calculating the Stock Market value of the companies included in the sample, the last available price on 6 October 2006 was used.

Based on the characteristics of the credit sector and on market practices, the following multipliers were selected:

- ratio of price/prospective profits ("P/P")
- ratio of price/adjusted net shareholders' equity ("P/AE")

Regarding the expected data for 2006, 2007 and 2008 used in the analysis with respect to the companies included in the Italian and European samples, estimates provided by Thomson Financial and expressing the approval of financial analysts were used. For Sanpaolo IMI and Banca Intesa, Citigroup used the Updated Projections, also having verified consistency with the respective Consensus estimates.

The adjusted net shareholders' equity was calculated by adjusting the net shareholders' equity, at 30 June 2006, of the companies considered, in order to take into account a series of adjusting items, the most important of which is the deduction of intangible assets.

2. *Linear Regression Method*

The Linear Regression Method estimates the value of economic capital of a bank based on the existing correlation between the prospective profitability of the bank's own capital and the relative premium, or discount, expressed by the stock market prices with respect to the adjusted net shareholders' equity of the same.

This correlation can be represented by a statistical regression of profitability data (expressed by the expected Return on Average Equity or RoAE) and by the ratio of market capitalization and net shareholders' equity for a significant sample of banks. The parameters of this ratio, if considered to be statistically significant, can be applied to the prospective RoAE and to the adjusted net shareholders' equity of the company being valued, in order to determine the theoretical value that would be assigned by the market based on the correlation.

Similarly to the Market Multiples Method, in order to reflect the characteristics of Sanpaolo IMI and Banca Intesa, Citigroup used a sample consisting of both Italian and European listed banks. This method also demonstrates an intrinsic limit of lack of full comparability of the selected banks. In order to increase the statistical significance of the

regression, the sample used is a combination of the Italian and European sample used in applying the Market Multiples Method.

3. Sum of the Parts Method

According to this method, the company value is defined as the sum of the values attributed to the main areas of business in which it operates, where said value is calculated using approximate Market Multiples for each area of business. Its application involves identification of the significant activities (namely the "Parts"), allocation of an amount of capital to each area of business and selection of the most appropriate methods for the valuation of each Part.

The economic value of the company is therefore equal to the algebraic sum of the valuations of the individual Parts, adjusted for the excess or deficit of capital of the company with respect to the total capital allocated.

Dividend Discount Model ("DDM")

The Dividend Discount Model (hereinafter, DDM) is based on the assumption that the value of a bank is equal to the present value of future cash flows available for shareholders of the same, assumed to be equal to the amount of dividends that can be distributed by the bank maintaining a capital structure sufficient to sustain expected future growth. Said flows, therefore, are regardless of the dividends policy actually planned or adopted by the bank.

Based on this method, the value of a bank is equal to the sum of the discounted values of the future dividends and the terminal value of the bank. The discount rate for the dividends, defined as the Cost of Equity, is calculated according to the Capital Asset Pricing Model or CAPM.

Application of this criterion involves estimating the future dividend flows generated during the period 2006-2015, after which time the value of the Banks has been calculated via the Terminal Value. Changes in the statement of income and balance sheet information for the years 2006-2009 are based on stand-alone financial projections prepared by the management of Sanpaolo IMI and Banca Intesa in the context of the Merger and relating to the period 2006-2009 (hereinafter "**Updated Projections**").In this regard, the advisor reported the possible existence of non-homogeneous elements in the economic forecasts considered, while pointing out the inertial growth hypotheses which were applied for their development.

Moreover, the advisor confirmed his verification of the consistency of the Updated Projections with the Consensus estimates by Financial Brokers selected based on the publication date of the latest research and the comparability of the data included.

For the years 2010-2015, inertial growth hypotheses were applied, consistently with the financial and operational profile of the Banks and with market growth forecasts. The estimate of dividends potentially distributable during the analytical forecast period was carried out assuming a Core Tier 1 ratio of 7%.

Contribution Analysis Method

The Contribution Analysis method consists of determining the exchange ratio based on the relative weight of the merging companies with respect to the resulting Surviving Company. Therefore, it does not determine absolute values, but ratios expressing the contribution of each company with respect to the total combination resulting from the merger.

The contribution method is based on the comparison of amounts considered to be significant with respect to banking companies that merge, and essentially refers to strategically significant profiles, both in terms of size as well as future production of income.

More specifically, the following items at 30 June 2006 were considered in relation to Sanpaolo IMI and Banca Intesa: net interest and other banking income; direct deposits; loans to customers; core tier 1 capital; total assets; weighted assets; net shareholders' equity.

In terms of application, the percent contribution was calculated for each of the items selected by each of the Banks involved in the merger.

Comparable Transactions Method

The Comparable Transactions Method is based on the analysis of exchange ratios relative to a sample of merger and acquisition transactions considered to be similar to the subject Merger.

As mentioned, the transaction has been structured as a Merger of Equals, between companies with high market capitalization. The comparable reference sample was defined by analyzing a number of M&A transactions between companies of similar size to Sanpaolo IMI and Banca Intesa in all sectors, in Europe and the United States, over the last ten years.

For the purposes of comparability of the sample, the factors considered included the combined size, the relative size of the counterparties, the type of transaction, common governance, etc.

Results and conclusions

In consideration of the introductory remarks and on the basis of analyses carried out according to the criteria described, the advisor has determined the following range of values:

(€ millions, except for the conversion ratio)	SPIMI Economic capital (1)		Intesa Economic capital (2)		Exchange ratio	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum

Market Value Method	26,267	27,054	27,431	27,491	3.072	3.158
Target Price Method	23,061	33,560	27,672	32,484	2.674	3.315
Comparable Listed Companies Method	25,351	35,602	30,375	36,892	2.678	3.096
DDM	26,920	31,2769	31,385	32,649	2.752	3.074
Contribution Analysis Method	NM	NM	NM	NM	2.802	3.102
Comparable Transactions Method	25,146	29,111	27,411	27,411	2.944	3.408

Note: (1) Includes ordinary and preference shares; (2) Includes only ordinary shares.

Based on said results, the advisor defined the following conversion range:

- 3.072 – 3.158 newly issued Banca Intesa ordinary shares for each ordinary or preference share of Sanpaolo IMI.

Within this range, the advisor deemed the following exchange ratio to be fair from the financial point of view for shareholders of Sanpaolo IMI, at today's date:

- 3.115 newly issued Banca Intesa ordinary shares for each ordinary or preference share of Sanpaolo IMI.

The Board of Directors of Sanpaolo IMI approved and adopted the valuation considerations expressed by the selected advisor, both in terms of methods used as well as results obtained.

The Board determined that the valuation methods used, in accordance with best practices and national and international regulations, must be considered, for the valuation of the economic capital of the two Banks, also acknowledging the difficulties and limitations mentioned above, as a whole and not individually.

Based on said valuations, the following exchange ratio was determined:

3.115 newly issued Banca Intesa ordinary shares for one ordinary or preference share of Sanpaolo IMI.

LEGAL PROFILES AND SHARE ASSIGNMENT METHODS

Structure of the merger

In terms of civil law, the merger by incorporation will take place in accordance with articles 2501 et seq. of the civil code and the conditions set forth in the merger plan (hereinafter, the "**Plan**").

The planned merger transaction, regarding companies carrying out banking activities, is also subject to the provisions of Legislative Decree no. 385 of 1 September 1993

(Consolidated Banking Law, hereinafter "**TUB**"), and particularly to the provisions of the Bank of Italy, as per articles 56 and 57. More specifically, registration of the merger plan with the relative Register of Companies may take place only after authorization is issued by the Bank of Italy, according to the provisions of art. 57, second paragraph, TUB.

The reference equity situations, as per art. 2501-*quater* of the Italian Civil Code, refer to the date of 30 June 2006 for both companies.

On 22 September 2006, Sanpaolo IMI submitted to the Court of Turin, as per art. 2501-*quinquies* of the Italian Civil Code, a request for designation of the expert assigned to prepare the report on the suitability of the share exchange ratio: on 29 September 2006, the Court appointed PricewaterhouseCoopers S.p.A.. A similar request was submitted by Banca Intesa S.p.A. on 7 September 2006 to the Court of Milan, which appointed KPMG S.p.A. on 14 September 2006.

Regarding the share assignment methods, in accordance with the provisions of art. 2504 ter of the Italian Civil Code, the shares of the Absorbed Company, owned by either the companies participating in the merger, will be retired.

The merger will not lead to any withdrawal rights pursuant to article 2437 of the Italian Civil Code, with respect to ordinary shareholders, since the Surviving Company has the same corporate purpose as the Absorbed Company as per art. 2437-*quinquies* of the Italian Civil Code, as the shares of the Surviving Company are also listed like those of the Absorbed Company. The situation of the preference shareholders is described below.

Regarding the effective accounting and fiscal date of the merger, relative to the rights set forth by the combined provisions of articles 2501 ter, first paragraph, no. 6, 2504 bis, third paragraph, of the Italian Civil Code, as well as article no. 172, paragraph 9 of Presidential Decree no. 917 of 22 December 1986, and subsequent modification and integrations, and in compliance with the provisions set forth under point 6) of the plan, the transactions of the Absorbed Company will be recorded in the financial statements of the Surviving Company, also for income tax purposes, from 1 January 2007.

Notwithstanding the above, the legal effects of the merger, pursuant to art. 2504 bis, second paragraph, of the Italian Civil Code, will be effective from the last registration date of the merger deed, or the subsequent date which will be indicated in the deed, and, in any case, not before 1 January 2007.

Consequently, from said date, the Surviving Company will take on the activities, rights and obligations of the Absorbed Company Sanpaolo IMI S.p.A. both in Italy and abroad.

In addition, as a result of the merger, pursuant to article 57, last paragraph, TUB, the privileges and guarantees of any type, provided by whomever or in any case existing in favor of the Absorbed Company will retain their validity and scope, without the need for any formal declaration or communication, in favor of the Surviving Company.

Increase in capital by the Surviving Company and assignment of the new shares to Sanpaolo IMI shareholders

Following the merger, the Surviving Company will increase its share capital for the following maximum amount of euro:

(a) 3,037,379,042.88, for the exchange transactions for shareholders of the Absorbed Company based on the ratio described in the merger plan;

Furthermore, the Surviving Company will resolve a further increase in capital for the following maximum amount of euro:

(b) 15,835,003.08, for the stock option plans already adopted by the Absorbed Company in 2002 and 2005 (hereinafter, singularly, the **"Plan"** or together, **"Plans"**) and reserved for employees of the Group. Note that to this end, options for the subscription of ordinary Sanpaolo Imi shares were assigned under these Plans, already exercisable for the 2002 Plan and exercisable only from 2009 for the 2005 Plan, without prejudice to possible anticipation of the right to exercise said options.

The two amounts, which represent the maximum theoretical requirements, will be precisely determined upon completion of the merger transaction, as both are impacted by the eventual execution of the 2002 Plan.

In particular, taking into account the fact that the share capital of the Absorbed Company may vary as a result of the exercising of options subscribed by the beneficiaries of the said, latest Plan after approval of the merger plan by the Boards of Directors of the two companies and before the legal effects of the merger, the increase in capital of the Surviving Company described in sub-paragraph (a) was calculated under the assumption that all exercisable rights are actually exercised, and thus represents the maximum theoretical requirement necessary to satisfy the exchange.

Similarly, the increase in capital in sub-paragraph (b) represents the maximum requirement necessary to for continuation of the Plans in the Surviving Company, under the assumption – different and opposite to the previous – that no rights relative to the 2002 Plan are exercised.

Following the legal effects deriving from the merger, the Surviving Company shall:

- issue up to a maximum of 5,841,113.544 ordinary shares with a nominal amount of 0.52 euro, to be assigned to shareholders of the Absorbed Company upon cancellation and exchange of a maximum of 1,590,972.818 ordinary shares and 284,184,018 preference shares of the Absorbed Company with nominal unit value of 2.88 euro;
- cancel without exchange any ordinary Sanpaolo IMI shares held by it, as well as any of its own shares held by Sanpaolo IMI.

In determining the maximum number of shares to be assigned to shareholders of Sanpaolo IMI, the 284,184,018 preference shares of Sanpaolo IMI for which, as we mentioned, the same exchange ratio established for ordinary shares will be applied, were also taken into consideration.

To this end, on the same date planned for the extraordinary shareholders' meeting to adopt the merger plan, a special meeting of the preference shareholders of Sanpaolo

IMI will also be convened, in order to adopt the merger plan, with specific reference to the share conversion methods.

Preference shareholders of Sanpaolo IMI who do not agree with the resolution of the special shareholders' meeting shall have the right to withdraw pursuant to and in accordance with art. 2437, first paragraph, letter g).

As Sanpaolo IMI is a listed company, and considering the specific characteristics of the preference shares, it is considered that the liquidation value of the shares for which the withdrawal was exercised may be determined with reference to that set forth in art. 2437-*ter* of the Italian Civil Code; therefore, exclusively referring to the mathematical average of the closing prices in the six month preceding the publication of the notice of call of the shareholders' meeting in which the resolutions authorize said withdrawal.

The shares issued by the Surviving Company shall have full rights.

Like the Banca Intesa shares already issued, the ordinary shares will be listed on the Mercato Telematico Azionario (Electronic Stock Market) of Borsa Italiana S.p.A.

The merger deed will also set forth the waiver by one or more shareholders of SPIMI of the exchange of the fraction of a share required to ensure complete balancing of the transaction.

In any case, shareholders of the Absorbed Company will be provided with a service for the processing of any fractions of shares, at market prices, without charges, duties or commissions.

Sanpaolo IMI has also issued American Depositary Receipts (hereinafter "**ADR**") regarding ordinary shares listed on the New York Stock Exchange, which assign rights inherent in Sanpaolo IMI shares according to the ratio of 1 ADR to every 2 shares. As a result of the merger by incorporation, the exchange ratio established for the ordinary shares of Sanpaolo IMI will also apply to the ordinary shares of Sanpaolo IMI underlying said ADRs. In addition, new ADRs will be issued regarding ordinary shares of the Surviving Company, with a ratio of ordinary shares to new ADRs to be defined.

Adoption of the new articles and corporate governance

In order to ensure a corporate governance suitable for the requirements demanded by a particularly far-reaching and complex merger, the parties have decided to introduce the "two-tier system" by which the administration and control will be managed via an Supervisory Board and a Management Board, in application of art. 2409-*octies* et seq. of the Italian Civil Code and art. 147-*ter* et seq. of Legislative Decree no. 58 of 24 February 1998 (hereinafter, "**Consolidated Financial Law**").

<u>The choice of a two-tier system and its key features</u>

The choice of the two tier model – even though it may pose new questions and problems with respect to the traditional system – was preferred for a number of reasons.

First of all, the fact that the two-tier system, albeit with specific characteristics that distinguish it in the various sectors, appears to be widely used by larger companies with a widespread shareholder base in other countries of the European Union; the bank resulting from the merger will rank at the top of the European banking system and a choice of this nature seems only natural.

The aforementioned model imposes a clear separation between ownership and management, as the Supervisory Board acts as a link between the shareholders and the management body – the Management Board – and thus seems able to respond more effectively than the traditional model to the requirements of greater transparency and reduction of the potential risks of conflict of interest.

The multi-faceted role assigned by the law and, as will be described herein, by the articles of association to the Supervisory Board, placed in the centre of the internal dialectics of the Company, highlights the separation between the functions of control and strategic guidelines on the one hand and management on the other, thereby allowing better definition of the roles and responsibilities of the company bodies, also in order to ensure sound and prudent management of the Bank.

Very briefly, in the two-tier model:

- the **shareholders' meeting** appoints and revokes the Supervisory Board – which in turn appoints the Management Board – determining the relative compensation (see article 2364-*bis*, nos. 1 and 2 of the Italian Civil Code); in addition, it (i) resolves the distribution of profits (article 2364-*bis*, no. 4 of the Italian Civil Code), (ii) resolves transactions of the extraordinary shareholders' meeting (art. 2365, Italian Civil Code), (iii) exercises, concurrently with the Supervisory Board, liability actions against directors (article 2409-*decies*, paragraph 1, Italian Civil Code) and (iv) appoints the auditor;
- the **Management Board** – which must comprise several members, with the appointment of one or more Managing Directors allowed (see article 2409-*novies*, paragraphs 1 and 2, Italian Civil Code) – fulfills the functions which in the traditional model are carried out by the Board of Directors: therefore, it is required to manage the company (see articles 2409-*novies*, paragraph 1 and 2380-*bis*, Italian Civil Code).
- the **Supervisory Board** – which must consist of a minimum of three members (article 2409-*duodecies*, paragraph 1, Italian Civil Code) – fulfills, in addition to its own functions, in the traditional model, as board of statutory auditors, duties traditionally reserved for the shareholders' meetings. More specifically, it:
  - (i) appoints and revokes directors (see articles 2409-*novies*, paragraphs 3 and 5, and 2409-*terdecies*, paragraph 1, lett. *a*, Italian Civil Code) and appoints the relative compensation;
  - (ii) exercises liability action against directors (see article 2364-*bis*, nos. 1 and 2, Italian Civil Code);
  - (iii) approves the financial statements (article 2409-*terdecies*, paragraph 1, lett. *b*, Italian Civil Code);
  - (iv) in addition, to the extent possible according to the articles of association, can be assigned tasks of "executive administration".

Implementation of the two-tier model and the relative statutory provisions

The decision to adopt the dualistic model has led to the requirement for a series of changes to the articles of association, as illustrated below. The references to the articles regard the text of the articles of association, attached to the Merger Plan, of which they are an integral and substantive part.

In outlining the new governance, the recommendations for listed companies contained in the Code of Conduct issued by Borsa Italiana (hereinafter, "**Code of Conduct**") were also taken into account.

Furthermore, in defining the allocation of powers, particular attention was paid to protecting the various roles in corporate bodies (Management Board, Managing Director, Chairman of the Management Board, Supervisory Board and Chairman of the Supervisory Board), also according to the respective responsibilities, those jointly held and those regarding supervision, simultaneously ensuring the necessary coordination in their actions, through a well-organized mechanism of proposals and preventive opinions, for the most significant issues assigned to the responsibility of each body.

The **Supervisory Board**, consisting of a minimum of 15 and a maximum of 21 members who remain in office for three years (art. 22) elected via the list vote mechanism (art. 23), represents – as highlighted above – the most distinctive element of the two-tier system, also with respect to the possibility that it is invested, based on the relevant statutory provisions, with management powers. Recourse was made to this possibility, allowed by art. 2409 – *terdecies*, paragraph 1, lett. f) - *bis*, Italian Civil Code (art. 25) assigning to the Supervisory Board, upon proposal by the Management Board, executive administration duties and functions and, in particular, the power to resolve upon matters of general programmatic and strategic policy of the Company and of the Group and verification of the consistency with initiatives taken by the Management Board, as well as the power to authorize particularly significant transactions in terms of nature or amount. In this manner, as mentioned above, the shareholders participate, albeit in an indirect manner, in determining the general strategies of corporate management.

Attribution to the Supervisory Board of executive administration duties also impacts the qualification of its components, which must therefore possess, based on the express provisions of the articles (art. 22 and 35) and in addition to the legal requirement of integrity, the quality of professionalism, required by regulations in force for representatives of banks. In addition, at least three members must be registered in the register of auditors and carried out the activity of legal auditing of the account for a period of no less than three years.

In terms of the requirement of independence, all Advisory Directors must possess the requirements set forth by art. 148, paragraphs 3 and 4 of the Consolidated Financial Law and by art.26, paragraph 1 TUB and the relative implementation provisions. Furthermore, at least four of them must possess the independence requirements set forth by the Code of Conduct.

The Supervisory Board normally requires the participation of the majority of its components and with a favorable vote by the absolute majority of members present (in case of a tie, the Chairman's vote prevails). In addition, a qualified majority is provided for the following deliberations: appointment of the Chairman and of one or two Deputy Chairman of the Management Board; approval of any offices held by Directors in competing groups.

Not only through the competences, the composition and the characteristics of its members but also through the power entrusted with its Chairman and due to the Committees it is entitled to create. The role of the supervisory body is constantly linked to the various corporate functions and the bodies responsible for their implementation.

To this end, it was decided – having become necessary as a result of the number of members – to create several Technical Committees (art. 25) under the Supervisory Board, determining their powers and operating regulations. In addition to the **Nominating** and **Remuneration** Committees, particular importance is assigned to the **Audit Committee** which takes on, together with its other duties, the auditing functions, as per the Code of Conduct (art. 8.C.3).

The decision to set up this Committee within the Supervisory Board rather than the Management Board – as the entity corresponding to the Board of Directors, from which the Committee emanates in the traditional system – appeared to be the most correct choice, given the ulterior functions with respect to those of auditing and advisory attributed to the Supervisory Board and its related responsibilities, also in terms of executive administration. The decision also appears to be in line with international best practices.

The requirement to assign these duties to a Committee created within the Supervisory Board also appeared to be the only solution for the body to operate at its best, in terms of the functions which in the traditional system are assigned to the Board of Statutory Auditors and which would encounter difficulty in being discussed by the Board during plenary sessions. It was therefore decided to make use of the right of delegation granted by art. 151 – *bis*, paragraph 4, of the Consolidated Financial Law, through the creation of a body institutionally dedicated (also) to the carrying out of audit activities, in relations with the more strictly administrative bodies of the Company.

As mentioned, the Audit Committee is appointed by the Supervisory Board and consists of three independent Directors, of which two with the title of auditor with the professional experience of legal auditing for a period of no less than three years. In addition, the members of the Audit Committee are required to participate in the meetings of the Management Board.

The Audit Committee with proactive, advisory and investigative competences in terms of setting up controls on risk management and accounting system, as well as on the functioning of internal audit, and may at any time carry out inspection and control measures and exchange information with the control bodies of Group companies regarding administration and control systems and the general performance of business.

The **Nominating Committee**, pursuant to art. 6.P.2. of the Code of Conduct, with functions of selection and proposal to the Supervisory Board regarding the appointment of Directors, as well as the Chairman and Deputy Chairman/Chairmen of said Body.

The **Remuneration Committee**, pursuant to art. 7.P.2. of the Code of Conduct, with proactive and advisory responsibilities with respect to the Supervisory Board as regards the remuneration of both Advisory and Management Directors.

The **Chairman of the Supervisory Board**, whose powers are set forth under art. 26 of the Articles of Association, in addition to managing the Board's activities, plays a fundamental role in the supervision and activation of procedures and systems for the control of Company and Group activities and in the relationships between the Supervisory Board and the Management Board, ensuring, together with the Chairman of the

Management Board and the Managing Director, efficient coordination of the activities of the company bodies.

Of particular importance is its supervising function – through institutional relationships with the Management Board and the Managing Director and assignment of a specific power of disclosure, aimed at making proposals to the Supervisory Board – the consistency of management with the general guidelines issued by the latter.

In addition, it is responsible for activating the information tools necessary for monitoring of the correctness and adequacy of the organizational structure and the administrative and accounting systems adopted by the Company and by the Group, thereby ensuring the Supervisory Board – together with the Audit Committee – the conditions for proper exercising of its audit and supervisory functions.

The **Management Board**, which is relatively small (from a minimum of 7 to a maximum of 11 members, as per art. 13 of the Articles), is entrusted with the management of the company, under and in accordance with the guidelines provided by the Supervisory Board. In addition to its collective duties which cannot be delegated by law, it also has numerous exclusive competences, linked strictly to the management and organization of the company. These include (art. 17):

- the risk management and internal audit policy, for which the Management Board is directly responsible, together with the delegated bodies;
- determination and evaluation of the general organizational structure, with the possibility to establish Committees and Commissions having advisory and audit functions, in accordance with the growing trend of creating specialized internal committees, particularly in the two-tier system;
- determination of the criteria for coordination and management of Group companies, as well as the criteria for execution of Bank of Italy instructions;
- appointment of the Manager in charge of drafting accounting and company documents, the Manager of the internal audit unit and of the other functions considered by the Surveillance Instructions to be the exclusive competence of the administrative body;
- definition of the criteria for identifying transactions with related parties;
- preparation of the draft financial statements and of the consolidated financial statements.

The Management Board normally deliberates with a majority of its members and with the absolute majority of those present (with the Chairman's vote prevailing in the case of a tie), with the exception of several issues (including the appointment and revocation of the Managing Director and the General Managers, and the assignment of related powers, the appointment and revocation of Managers in charge of drafting company accounting documents) which require a majority of the members of the board.

Coordination with the Supervisory Board, in addition to the initiative of the Chairmen of the two Boards, is also assigned to the quarterly obligations of the Management Board, as implementation of the provisions under art. 150 of the Consolidated Financial Law, for disclosure to the Supervisory Board regarding the general performance of operations and significant transactions.

The **Chairman of the Management Board** is assigned (art. 18) the functions and duties type of the Chairman of the administrative body of the traditional system, in coordination with those of the Chairman of the Supervisory Board, with whom a relationship must be

established, also in relation to the effective and proper exercising of the power .of proposals on issues of the Management Board.

The **Managing Director** (art. 19), whose appointment by the Management Board takes place upon recommendation by the Supervisory Board, is the Executive Head and oversees the corporate management through the powers attributed to him in compliance with the general programmatic and strategic guidelines of the Company bodies. The Managing Director carries out the Management Board's decisions, is responsible for personnel management, defines and issues operating directives, has power to make proposals in the Management Board and oversees the organizational, administrative and accounting structure of the company, assisted by the General Manager(s).

Finally, the articles allow for the appointment, by the Management Board, upon approval by the Supervisory Board, of one or more **General Managers**, one of which with deputy functions, to report to the Managing Director according to their respective roles and duties (art. 27).

Other statutory changes

In relation to the merger, the Surviving Company will also modify its articles of association with reference to the following main provisions.

***Art. 1* (Name):** the Surviving Company will assume the name "Intesa Sanpaolo S.p.A."

***Art. 2* (Headquarters)**: the Surviving Company will move its headquarters to Turin;

***Art. 34* (First Appointments)** – regulates the appointment of the first Supervisory Board. For this purpose, a transitional regulation was introduced for the appointment of the Supervisory Board by the ordinary shareholders' meeting of the Surviving Company for a duration of three years. This meeting will be held immediately after the extraordinary meeting called to approve the merger plan. The appointment of Advisory Directors will be effective from the merger effective date.

In particular, it has been envisaged that, also in derogation of the Articles of Association that will be in force with effectiveness of the merger, 19 Advisory Directors be appointed, to enter office from the merger effective date. To this end, shareholders are invited to submit, within fifteen days from the ordinary shareholders' meeting, lists of candidates possessing the requirements required by law and by the Articles.

The Chairman and the two Deputy Chairmen will be appointed by the shareholders' meeting by the Ordinary Shareholders' Meeting, with the appropriate decisions adopted by relative majority.

The Supervisory Board in office will appoint the Management Board without delay.

In order to allow a greater degree of participation in the election of two additional Directors, another ordinary shareholders' meeting of the Surviving Company has been convened for these appointments. The two Directors appointed will be appointed for a three year term (except for the portion of year between the merger effective date and

their appointment), and the appointment will therefore expire together with those of the 19 Directors.

Appointment of the additional two Advisory Directors will also take place according to the list vote procedure regulated by the new Articles, which will become effective upon completion of the merger.

__Art. 35__ ***(Requirements of reliability, professionalism and independence):*** this article sets out the requirements of reliability, professionalism and independence to be applied to the members of the company bodies until new supervisory and/or regulatory provisions are issued.

__Art. 36__ ***(Significant Elements of the Merger Plan):*** for the duration of the first mandate of the Supervisory Board, every deliberation regarding said Elements (as defined in the Merger Plan) must be made by the Management Board with a majority of two-thirds, following authorization by the Supervisory Board acquired with the same qualified quorum.

__Art. 37__ ***(Final Provisions):*** acknowledgement of the appointment of the first members of the Supervisory Board by the ordinary shareholders' meeting of the Surviving Company, and the effective date of said appointment, starting from the effective date of the merger.

All of the modifications indicated above will be effective from the date in which the merger is legally effective.

The text of the Articles of Association of the Surviving Company, including the modifications of the aforementioned merger, are attached to the Merger Plan, of which they form an integral and substantive part.

Appointment of the first Supervisory Board

As described above (First Appointments), Art. 34 of the new Articles of Association the first Supervisory Board will be elected in parallel to the approval of the merger. The deliberation will be approved by the ordinary shareholders' meeting of the Surviving Company — called for this specific purpose — to be held immediately after the extraordinary meeting called to approve the merger.
It is therefore foreseen that at least 15 days prior to the date of the first calling of the shareholders' meeting, the lists of candidates for the Supervisory Board will be made public. Sanpaolo IMI and Banca Intesa have reached full agreement on a list that respects the principle of balance between the respective company structures. Consequently, the Chairmen will make all efforts necessary to reach that objective.
The extraordinary shareholders' meeting of Sanpaolo IMI will be held after the conclusion of the shareholders' meetings of the Surviving Company so that the shareholders, called to approve the merger, may deliberate with complete transparency and agreement on the governance of the company resulting from the merger.

The post-merger shareholding structure

In order to better understand the structure of the Transaction, the current share structure of Banca Intesa and Sanpaolo IMI should be considered, defined on the basis of the shareholders' register and from information provided by the two Companies.

Current shareholding structure of Banca Intesa S.p.A. *

Shareholder	Percentage of share capital **
Crédit Agricole	17.84%
Fondazione Cassa di Risparmio delle Province Lombarde	9.22%
Assicurazioni Generali S.p.A. Alleanza Assicurazioni S.p.A. Other companies controlled by Assicurazioni Generali	0.06% 4.13% 3.35%
Fondazione Cassa di Risparmio di Parma	4.33%
Banca Lombarda e Piemontese S.p.A.***	2.41%
I.O.R. ***	0.52%
Mittel Partecipazioni Stabili S.r.l. ***	0.37%
Carlo Tassara S.p.A. ***	1.58%
Mondrian Investment Partners Limited	2.87%
Capitalia S.p.A.	2.01%
Other/Float	51.31%

* The above table indicates, in addition to the shareholders that are currently part of the shareholders' agreement relative to BI, the main shareholders holding a share of greater than 2%.

** The shares indicated are calculated on the basis of percentage of voting capital held.

*** Known as the Gruppo Lombardo.

Current shareholding structure of San Paolo IMI S.p.A. *

Shareholder	Percentage of share capital **
Compagnia di San Paolo	14.19%
Banco Santander Central Hispano S.A.	8.43%
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02%
Fondazione Cassa di Risparmio in Bologna	5.54%
Giovanni Agnelli & C. S.a.p.a.	4.96%
Assicurazioni Generali S.p.A.	2.11%
Other/Float	57.75%

* The above table indicates, based on the information by SPI, the main shareholders holding a share of greater than 2% of total capital.

** The shares of capital reported include preference shares held exclusively by Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna.

In the event of a maximum increase in share capital after the merger, the main shareholders of the Surviving Company would be:

Post-Merger shareholding structure

Shareholder	% of share capital
Crédit Agricole	9.1%
Compagnia di San Paolo	7.0%
Gruppo Assicurazioni Generali	4.9%
Fondazione Cariplo	4.7%
Banco Santander Central Hispano	4.2%
Fondazione Cassa di Risparmio di Padova e Rovigo	3.5%
Fondazione Cassa di Risparmio in Bologna	2.7%
Gruppo Lombardo (*)	2.5%
Giovanni Agnelli & C.	2.4%
Fondazione Cassa di Risparmio di Parma	2.2%
Capitalia	1%
Mediobanca	0.8%
Monte dei Paschi di Siena	0.7%
Reale Mutua	0.7%
Caisse Nationale des Caisses d'Epargne	0.7%

(*) Includes Banca Lombarda e Piemontese S.p.A., I.O.R. and Mittel Partecipazioni Stabili S.r.l.

Significant effects of the merger on the shareholders' agreements pursuant to art. 122 of the Consolidated Financial Law

With reference to Sanpaolo IMI, the following agreements are currently in force among shareholders:

- an agreement, also known as the "Common purpose pact", stipulated on 19 April 2004 between Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna, with a duration of three years, combining about 13.66% of ordinary capital;
- an agreement stipulated on 21 April 2004 between the aforementioned Foundations, Banco Santander Central Hispano S.A. and CDC Ixis Italia Holding S.A. (now Caisse Nationale des Caisses d'Epargne) and which is due to expire automatically on the fifteenth day prior to the date of the first convocation of the shareholders' meeting of the Bank to approve the financial statements ended 31 December 2006 and which, in turn, combines about 25.36% of ordinary capital. Following the merger, the pact will cease to be effective once the effects of the former are generated.

Regarding Banca Intesa, Crédit Agricole S.A., Fondazione Cariplo, Gruppo Generali, Gruppo "Lombardo" and Fondazione Cariparma participate in a shareholders' voting agreement (which groups together 43.81% of the shares with voting rights) for the purpose of ensuring continuity and stability of Intesa business policies and strategies. The current agreement in force will expire on 15 April 2008.

Accounting aspects of the merger

Although the transaction is recognized as a merger "of equals", it will be recorded on the basis of accounting principle IFRS 3 as a business combination, as a result of which it is necessary to identify an "acquirer" that will record the entity acquired at fair value.

In particular, at the acquisition date, the acquirer must allocate said fair value, equal to the market value of the shares issued by the acquiring company, to the assets and liabilities of the same, including any intangible assets not previously recorded in the balance sheet. Any residual amount will be recorded as goodwill.

The acquirer is identified by said international accounting principles as the combining entity that obtains control, considered as "the power to define the financial and management policies of an entity or corporate business in order to obtain benefits from its assets". Parametric indicators of said power include: (a) the weight of the significant shareholders, also taking into account any shareholder agreements; (b) the fair value of the two entities; (c) the composition of the post-merger management group. The legal method of completion of the transaction is not relevant for this purpose.

At the moment, although there are elements of uncertainty, and in expectation of the complete definition of accounting impacts of the transactions and agreements in place between significant shareholders that could influence the overall governance of the new entity, Banca Intesa has been identified as the acquirer for the purposes of disclosure to the market.

The accounting effectiveness of the combination, based on IFRS 3, occurs from the date of acquisition, taking into account that set forth regarding the merger plan.

Tax impacts of the merger on the companies involved

For the purposes of income tax, the merger is regulated by art. 172 of the Consolidated Tax Act, approved with Presidential Decree no. 917 of 22 December 1986. Based on said provision, the merger neutral, as it does not involve realization or distribution of capital gains or losses on goods of the merged companies. Similarly, neither the merger differences nor the greater values recorded in the balance sheet as a result of the difference, represent income for the Surviving Company.

The assets of the Absorbed Company are recorded by the Surviving Company based on the last value recognized for income tax purposes, indicating the data provided in the financial statements, along with the fiscally recognized values, in a specific reconciliation statement in the income tax return.

In terms of shareholders of the Absorbed Company, the exchange of original holdings with those of the Surviving Company does not lead to capital gains or losses or accrual of revenues. However, in the case of non-resident shareholders, the fiscal effects of the transaction must be verified according to the effective regulations in the country of residence.

The deferred tax reserves recorded in the last financial statements by the Absorbed Company will be handled in accordance with art. 172, paragraph 5, of the Consolidated Tax Act, restoring them, if necessary.

The reserves that are taxable only upon distribution, which, prior to the merger, were recorded in the capital of the Absorbed Company, are assumed to have been transferred into the capital of the Surviving Company and are considered to be income in the event of subsequent reduction of capital due to surplus.

Upon an increase in net shareholders' equity of the Surviving Company or any merger surplus from the exchange, the capital and reserves taxation regime of the Absorbed Company is applied for the portion exceeding the reconstitution and attribution of deferred tax reserves, which is different from deferred taxation, which proportionally contributed to its formation.

Both the Merging and Merged Companies have opted for taxation of the group according to the national consolidated taxation regime, pursuant to art. 117 et seq. of Presidential Decree no. 917 of 22 December 1986 and subsequent amendments and integrations. A tax request will be made in accordance with art. 11 of Law no. 212 of 27 July 2002, for continuation of the consolidated regime of the Absorbed Company as part of the Surviving Company.

The merger is considered a VAT-exempt transaction, pursuant to art. 2, paragraph 3, lett. f), of Presidential Decree no. 633/72, and is subject to fixed stamp duty.

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File No. 82-35020

PLAN FOR THE MERGER PURSUANT TO ART. 2501-TER OF THE ITALIAN CIVIL CODE

[PAGE INTENTIONALLY LEFT BLANK]

PLAN FOR THE MERGER
OF SANPAOLO IMI S.P.A.
WITH AND INTO BANCA INTESA S.P.A.

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

[PAGE INTENTIONALLY LEFT BLANK]

PLAN FOR THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

The Boards of Directors of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. considering that:

- an agreement for the integration of the respective banking groups has been reached which will result in the creation of a significant player in Italy and Europe;
- this integration shall create significant synergies and important rationalisation, and may result in economies of scope in business areas in which the specialisation of product offerings and product innovation are particularly important;
- the rationalisation and formation of the new banking group resulting from the integration also include a transaction with Crédit Agricole S.A. pertaining to, among other issues, the sale to the latter of the entire equity stake held by Banca Intesa S.p.A. in Cassa di Risparmio di Parma e Piacenza S.p.A. and in Banca Popolare FriulAdria S.p.A., as well as the sale of an additional 193 branches of Banca Intesa S.p.A.;
- the following are the key terms of the integration:

1. Eurizon

   The listing process of Eurizon Financial Group S.p.A. shall be finalized by the end of 2007 while maintaining the current scope and, if possible and appropriate, the programme as defined, except for further enhancements of the scope of activities due to the reorganisation following the merger between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A..

2. Organizational model

   2.1. Parent Company

   Central operations and governance operations shall be equally distributed between Milan and Turin, taking into account the strategic and operational importance of such operations.

   2.2. Banca dei Territori Business Unit and Corporate and Investment Banking Business Unit

   The main office of the Banca dei Territori Business Unit shall be in Turin and shall coordinate and supervise the activities of the New Group in the following segments: Retail, Private and SMEs with appropriate size thresholds; the main office of the Corporate and Investment Banking Business Unit shall be in Milan and shall coordinate and supervise powers over the activities of the New Group in the following segments: Middle and Large Corporate, Financial Institutions and concerning all product segments of Investment Banking and Merchant Banking.

   2.3. Banche dei Territori

   Cassa di Risparmio di Padova e Rovigo S.p.A. (Cariparo), Cassa di Risparmio in Bologna S.p.A. (Carisbo), Banco di Napoli S.p.A. and Friulcassa S.p.A. shall act as reference banks respectively for the Italian regions of Veneto (with the integration of Cassa di Risparmio di Venezia S.p.A.), Emilia, the four Regions in Southern Italy (Campania, Basilicata, Puglia and Calabria) and the Italian region of Friuli Venezia Giulia, with a predominant brand and the expansion of the distribution network through the assignment of all the branches of the New Group which operate in the respective territorial areas.

The corporate governance bodies of the Banche dei Territori shall have an appropriate number of local representatives.

2.4. Consumer credit
Enhancement of the Neos platform, maintaining the relevant office in Bologna.

2.5. Centre of Excellence in the import-export activities
Enhancement of the widespread entrepreneurship and vocation for the export activity typical of North-eastern Italy, by establishing a centre of excellence for services connected to the import-export activity in Padua (consolidating the existing platform).

2.6. Private Equity
Development and enhancement of Private Equity activities in Bologna.

3. IT system
The competences and employment levels in the technological centre in Moncalieri will be enhanced and safeguarded.

have prepared the following merger plan pursuant to art. 2501-*ter* of the Italian Civil Code.

1. COMPANIES INVOLVED IN THE MERGER

Surviving company

BANCA INTESA S.p.A.

- Registered office in Milano, Piazza Paolo Ferrari, 10
- Share capital 3,613,001,195.96 euro, fully paid-in, divided into 6,948,079,223 shares with a nominal value of 0.52 euro each, of which 6,015,588,662 ordinary shares and 932,490,561 saving shares
- Milan Company Register and Fiscal Code 00799960158
- VAT Code 10810700152
- Company registered in the National Register of Banks under no. 5361
- Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups
- Company member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund.

Company to be merged

SANPAOLO IMI S.p.A.

- Registered office in Torino, Piazza San Carlo, 156
- Share capital 5,400,089,095.68 euro, fully paid-in, divided into 1,875,030,936 shares with a nominal value of 2.88 euro each, of which 1,590,846,918 ordinary shares and 284,184,018 preference shares.
  The share capital may increase by a maximum of 362,592.00 euro, as a result of the exercise, prior to the effectiveness of the Merger, of stock options for the subscription of 125,900 ordinary shares by the employees of the Group which were assigned in connection with their stock option plans
- Torino Company Register, Fiscal Code and VAT Code 06210280019
- Company registered in the National Register of Banks under no. 5084

- Parent Company of "Gruppo bancario Sanpaolo IMI", included in the National Register of Banking Groups
- Company member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund.

2. ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

In connection with the merger, the Surviving company shall increase its share capital by a maximum nominal amount of 3,037,379,042.88 euro through the issuance of up to a maximum of 5,841,113,544 ordinary shares with a nominal value of 0.52 euro each, applying the exchange ratio and the conditions of assignment of the shares set forth in paragraphs 3 and 4 below.

As a consequence of the merger, the Extraordinary Shareholders' Meeting of Banca Intesa S.p.A., called to approve this merger plan, shall also be called to resolve upon a share capital increase up to a maximum amount of 15,835,003.08 euro through the issuance of a maximum of 30,451,929 ordinary shares with a nominal value of 0.52 euro each, in order to service the existing stock option plans of the Company to be merged, to the extent such stock option plans are still effective.

In addition, the Extraordinary Shareholders' Meeting of Banca Intesa S.p.A., which is called to approve the merger, shall also resolve upon the approval of a new text of the Articles of Association, in the form attached hereto as attachment A, which includes, among other provisions, the adoption of a new corporate name, the transfer of the registered office to Turin, as well as the adoption of a dual corporate governance system, in accordance with article 2409-*octies* and subsequent provisions of the Italian Civil Code.

Immediately following the approval of the merger plan, Banca Intesa's Ordinary Shareholders' Meeting shall appoint, pursuant to and in compliance with the provisions of art. 34 of its new Articles of Association, 19 members of the Supervisory Board of the Surviving company. Both the resolution for the adoption of the amended Articles of Association and the appointment of the members of the Supervisory Board shall be effective from the date on which the merger becomes effective, without prejudice to the immediate effects of the aforementioned art. 34 of the new Articles of Association. When the merger becomes legally effective, the Ordinary Shareholders' Meeting of the Surviving company shall appoint 2 other members of the Supervisory Board, in order to ensure an adequate representation of minority shareholders, including those of Sanpaolo IMI S.p.A.

3. EXCHANGE RATIO

The exchange ratio is the following:

- 3.115 newly-issued ordinary shares of the Surviving company with a nominal value of 0.52 euro each for each ordinary or preference share of Sanpaolo IMI S.p.A. with a nominal value of 2.88 euro each.

No adjustment payments will be made in cash.

4. ASSIGNMENT OF THE SHARES OF THE SURVIVING COMPANY ALLOCATED TO SHAREHOLDERS OF SANPAOLO IMI S.P.A. IN EXCHANGE FOR SANPAOLO IMI S.P.A. SHARES

Following the completion of the merger, the Surviving company shall:

- issue up to a maximum of 5,841,113,544 ordinary shares with a nominal value of 0.52 euro to be assigned to the shareholders of ordinary and preference shares of the Company to be merged, in accordance with the exchange ratio set forth above;
- cancel without consideration any ordinary shares of Sanpaolo IMI S.p.A. held by Banca Intesa S.p.A., and any treasury shares of Sanpaolo IMI S.p.A

In connection with the determination of the maximum number of the Surviving company's shares to be assigned to the shareholders of Sanpaolo IMI S.p.A., the 284,184,018 preference shares of Sanpaolo IMI S.p.A. have also been taken into account on the basis of the same exchange ratio as that used for the ordinary shares.

The deed of merger shall include the waiver by one or more Sanpaolo IMI S.p.A. shareholders to the exchange of the fractions of shares necessary to ensure the overall balancing of the transaction.

In any case, a service will be available for the treatment of any fractions of shares at market prices and without further expenses or charges relating to stamp duties or commissions for the benefit of shareholders of the Company to be merged.

The shares of the Surviving company which will be newly issued in connection with the exchange shall be listed at the same terms as the shares of Banca Intesa S.p.A. currently outstanding, and shall be available to the shareholders of the Company to be merged in accordance with the conditions typically applicable to dematerialised shares subject to the centralised management of Monte Titoli S.p.A., starting from the first business day after the effective date of the merger. The notice to be published regarding the merger shall include such date and shall be published in at least one national daily newspaper.

5. DATE FROM WHICH SHARES OF THE SURVIVING COMPANY ISSUED IN EXCHANGE FOR SANPAOLO IMI SHARES SHALL PARTICIPATE IN THE DISTRIBUTION OF NET INCOME

The shares of the Surviving company issued in exchange for Sanpaolo IMI S.p.A. shares will have ordinary rights.

6. EFFECTIVE DATE OF THE MERGER

The merger becomes effective *vis-à-vis* third parties, pursuant to art. 2504-*bis*, par. 2, of the Italian Civil Code, from the later of the date of the registration of the deed of merger and the date set forth in the deed of merger but, in any event, no earlier than January 1st, 2007.

With reference to the provisions of art. 2501-*ter*, par. 1, No. 6, of the Italian Civil Code, any transactions carried out by the Company to be merged shall be recorded in the financial statements of the Surviving company starting as of January 1st, 2007.

The merger shall become effective from a tax perspective as of the same date.

7. TREATMENT WHICH MAY BE RESERVED TO SPECIAL CATEGORIES OF SHAREHOLDERS AND HOLDERS OF SECURITIES OTHER THAN SHARES

Neither Banca Intesa S.p.A., nor Sanpaolo IMI S.p.A. have issued securities, other than shares, which shall receive special treatment in connection with the merger.

Likewise, no class of shareholders will be receiving special treatment in connection with the merger.

With reference to the American Depositary Receipts of Sanpaolo IMI S.p.A. shares ("Sanpaolo IMI ADRs"), listed on the New York Stock Exchange, the exchange of Sanpaolo IMI S.p.A. shares shall also involve the exchange of the shares represented by the Sanpaolo IMI ADRs. Accordingly, the Sanpaolo IMI ADRs shall be substituted and updated by the depositary bank without any interruption with ADRs relating to the Surviving company.

8. PARTICULAR ADVANTAGES FOR THE MANAGEMENT OF THE COMPANIES INVOLVED IN THE MERGER

The directors of the companies involved in the merger will not be granted any particular advantages.

9. INFORMATION

In addition to the documentation requested by art. 2501-*septies* of the Italian Civil Code, according to art. 70, par. 4, of the CONSOB Regulation approved with resolution No. 11971 dated May 14th, 1999, and subsequent amendments and integrations, the Informational Document ("Documento Informativo") shall be promptly filed and publicly disseminated.

° ° °

Any information provided herein does not prejudice any modifications, integrations and even numerical updates of this plan and of the attached Articles of Association of the Surviving company which are permitted by applicable law or which may be required by the supervisory authority or in connection with the registration in the Company Register.

Milan, October 12th 2006	Turin, October 12th 2006
Banca Intesa S.p.A. The Chairman	Sanpaolo IMI S.p.A. The Chairman
Giovanni Bazoli	Enrico Salza

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File No. 82-35020

RECEIVED

2006 NOV 27 P 1:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

[PAGE INTENTIONALLY LEFT BLANK]

ATTACHMENT A) TO THE PLAN FOR THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

Articles of Association of the Surviving Company

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

ARTICLES OF ASSOCIATION

CONTENTS

TITLE I 5
CONSTITUTION, NAME, REGISTERED OFFICE, DURATION 5
Article 1. Name. 5
Article 2. Registered office. 5
Article 3. Duration. 5
TITLE II 6
CORPORATE PURPOSE 6
Article 4. Corporate purpose. 6
TITLE III 6
CAPITAL AND SHARES 6
Article 5. Share capital. 6
Article 6. Shareholder domicile. 7
TITLE IV 7
SHAREHOLDERS' MEETING 7
Article 7. Shareholders' Meeting. 7
Article 8. Convocation. 8
Article 9. Right to attend and vote in the Shareholders' Meeting 9
Article 10. Chair and conduct of the Meeting. Secretary. 9
Article 11. Validity of resolutions 10
TITLE V 10
CORPORATE GOVERNANCE SYSTEM 10
Article 12. Corporate governance system. 10
SECTION ONE — MANAGEMENT BOARD 10
Article 13. Management Board. 10
13.1.- Composition. 10
13.2.- Requirements and incompatibilities. 10
13.3.- Duration. 11
13.4.- Integration. 11
13.5.- Substitutions. 11
13.6.- Revocation. 11
13.7.- Simul stabunt simul cadent. 11
13.8.- Termination. 12
13.9.- Appointment of the Chairman and Deputy Chairmen of the Management Board. Secretary 12
Article 14. Remuneration of the Management Board. 12
Article 15. Remuneration of members of the Management Board who are appointed to particular positions. 12
Article 16. Meetings and resolutions of the Management Board. 12
16.1.- Place and convocation. 12
16.2.- Convocation notice. 13
16.3.- Meetings. 13
16.4.- Validity and majority. 13
16.5.- Resolutions with qualified majorities. 13
16.6.- Minutes and copies. 14
Article 17. Powers of the Management Board. 14
17.1.- Management of the Company. 14

17.2.- Competences which must not be delegated. 14
17.3.- Delegated powers. 15
17.4.- Subsidised and special lending. 16
17.5.- Exercise of delegated powers. 16
17.6.- Information. 16
17.7.- Information to the Supervisory Board. 16
Article 18. Chairman of the Management Board. 16
Article 19. Managing Director. 17
Article 20. Manager in charge of preparing the Company's financial reports. 18
Article 21. Legal representative. Signature powers. 18
SECTION TWO — SUPERVISORY BOARD 19
Article 22. Supervisory Board. 19
22.1.- Composition. 19
22.2.- Integration. 20
22.3.- Duration. 20
Article 23. Election of the Supervisory Board. 20
23.1.- List of candidates. 20
23.2.- Voting. 20
23.3.- Equality of ratio and ballot. 21
23.4.- Supplementary mechanism. 21
23.5.- Single list. 21
23.6.- Supervisory Board member appointed by minorities. 21
23.7.- No lists. 21
23.8.- Election of the Chairman and Deputy Chairmen of the Supervisory Board. 22
23.9.- Substitution. 22
23.10.- Incompatibilities. 22
23.11.- Simul stabunt simul cadent. 22
23.12. - Revocation. 22
23.13.- Remuneration. 22
Article 24. Meetings and resolutions of the Supervisory Board. 23
24.1.- Convocation. 23
24.2.- Meetings recurrence. 23
24.3.- Convocation request. 23
24.4.- Place. 23
24.5.- Convocation notice. 23
24.6.- Meetings. 23
24.7.- Validity and majority. 24
24.8.- Qualified majorities. 24
24.9.- Minutes. 24
Article 25. Competence of the Supervisory Board. 24
25.1.- Matters of competence. 24
25.2.- Other matters of competence. 26
25.3.- Powers of supervision. 26
25.4.- Nomination Committee, Remuneration Committee and Internal Control Committee. 26
25.5.- Other Committees. 26
Article 26. Chairman of the Supervisory Board. 27
Article 27. General Managers. 28
TITLE VI 28
FINANCIAL STATEMENTS - NET INCOME – SAVING SHARES 28
Article 28. Financial statements and net income 28
Article 29. Saving shares. 29

TITLE VII 30
ACCOUNTING CONTROL – WITHDRAWAL – WINDING UP – APPLICATION OF ORDINARY REGULATIONS 30
Article 30. Accounting Control 30
Article 31. Withdrawal 30
Article 32. Winding up. 30
Article 33. Application of ordinary regulations. 30
TITLE VIII 31
TRANSITORY RULES 31
Article 34. First appointments 31
Article 35. Integrity, professional and independence requirements. 32
35.1. – Transitory rule 32
35.2. – Integrity requirements 32
35.3. – Professional requirements of Supervisory Board members 32
35.4. – Professional requirements of Management Board members 32
Article 36. Key Terms of the Integration Plan 32
TITLE IX 33
FINAL PROVISION 33
Article 37. Final Provision 33

TITLE I

CONSTITUTION, NAME, REGISTERED OFFICE, DURATION

Article 1. Name.

1.1.- The Company is incorporated under the name "Intesa Sanpaolo S.p.A." without any restriction in the form of graphic presentation. In the use of brands and logos of the Company and the Group, the words that compose the name of the Company may be combined in a different manner. The Company can use, as brands and logos, brands and names used by itself and/or by the companies it has incorporated.

1.2.- The Company is a Bank according to the terms of Legislative Decree No. 385 dated 1st September 1993.

Article 2. Registered office.

2.1.- The Company has its registered office in Turin and a secondary registered office in Milan. Central operations are divided between Milan and Turin, provided, however, that in any case "Administration, Financial statements, Tax", "Internal Audit" and "General Secretariat" shall be in Turin.

2.2.- Subject to the obtainment of authorisations provided for by laws and regulations applicable from time to time, the Company may both establish and wind up secondary registered offices, branches and representative offices in Italy and abroad.

Article 3. Duration.

The duration of the Company shall be until 31st December 2100 and may be extended.

TITLE II

CORPORATE PURPOSE

Article 4. Corporate purpose.

4.1.- The purpose of the Company is the deposit-taking and the carrying out of all forms of lending activities, both directly and through its subsidiaries. The Company may, in compliance with laws and regulations applicable from time to time and subject to the obtaining of the required authorisations, directly and also through its subsidiaries, provide all banking and financial services, including the establishment and management of open-end and closed-end pension schemes as well as carry out any other transactions that are instrumental for, or related to, the achievement of its corporate purpose.

4.2.- As Parent Company of "Intesa Sanpaolo" banking group, pursuant to Art. 61 of Legislative Decree No. 385 dated 1st September 1993, the Company issues, in connection with its management and coordination capacity, instructions to the companies of the Group, including with respect to the implementation of the instructions of the Supervisory Authorities in the interest of the Group's stability.

4.3.- The Company exercises the functions of Parent Company of the financial conglomerate, pursuant to Art. 3 of Legislative Decree No. 142 dated 30th May 2005.

TITLE III

CAPITAL AND SHARES

Article 5. Share capital.

5.1.- The Company's subscribed and paid-in share capital amounts to [•][1] euro, represented by [•][2] shares with a nominal value of 0.52 euro each, comprising [•] ordinary shares and 932,490,561 non-convertible saving shares.

5.2.- The Extraordinary Shareholders' Meeting held on [•] 2006[3] resolved to increase the share capital by up to a maximum amount of 15,835,003.08 euro by issuing up to a

---

1 The amount of capital will be known upon completion of the merger.
2 The number of shares will be known upon completion of the merger.

maximum of 30,451,929 ordinary shares reserved to the employees of the incorporated company Sanpaolo IMI S.p.A. and its subsidiaries included in the stock option plans approved by the Board of Directors of Sanpaolo IMI S.p.A. on 17th December 2002 and on 14th November 2005.

Article 6. Shareholder domicile.

The domicile of each Shareholder, for the purposes of their relations with the Company, is the address recorded in the Shareholders' Register.

TITLE IV

SHAREHOLDERS' MEETING

Article 7. Shareholders' Meeting.

7.1.- The Shareholders' Meeting, called and established in accordance with the Articles of Association, is deemed to represent all Shareholders. Resolutions passed in accordance with the law and the Articles of Association, are binding on all Shareholders, irrespective of their attendance or agreement.

7.2.- The ordinary or extraordinary Shareholder Meeting shall be governed by law.

7.3.- The Ordinary Shareholders' Meeting shall:
1) appoint, determine the number of, and revoke the members of the Supervisory Board, determine their remuneration and elect the Chairman and two Deputy Chairmen, according to provisions of article 23 below;
2) resolve upon the responsibilities of the members of the Supervisory Board and, pursuant to articles 2393 and art. 2409 - *decies* of the Italian Civil Code, also upon the responsibilities of the members of the Management Board, without prejudice to the concurrent competence of the Supervisory Board pursuant to article 25.1, letter d);
3) resolve upon the distribution of net income;
4) appoint and revoke the independent auditors;
5) approve the financial statements in case they are not approved by the Supervisory Board;
6) resolve upon the other matters assigned to it by law or the Articles of Association.

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[3] The date will be the date of the shareholder meeting approving the merger.

7.4.- The Extraordinary Shareholders' Meeting shall resolve upon the amendments of the Articles of Association, on the appointment, revocation, substitution and powers of liquidators and on any other matter assigned to it by law.

Article 8. Convocation.

8.1.- The Shareholders' Meeting is called by the Management Board whenever it is deemed appropriate or, according to the provisions of article 2367 of the Italian Civil Code, upon request by Shareholders representing at least one twentieth of share capital.
The Ordinary Shareholders' Meeting must be called at least once a year, no later than a hundred and twenty days after the end of the financial year. Whenever a shareholders' meeting is required by law, the Shareholders' Meeting may be called no later than a hundred and eighty days after the end of the financial year. In this case the Management Board shall describe the reasons of such postponement in the report required by article 2428 of the Italian Civil Code.

8.2.- Without prejudice to other provisions of law setting forth the powers to convene, a Shareholders' Meeting can also be called by the Supervisory Board or by at least two of its members, pursuant to article 151-*bis* of Legislative Decree No. 58 dated 24th February 1998.

8.3.- The Shareholders' Meeting is called at the registered office of the Company or in another location in the municipality where the Company has its registered office by notice stating date, the time and the place of the meeting on first and second call and the agenda of the meeting. Such notice shall be published within the terms provided for by laws and regulations applicable from time to time in the daily newspaper "Il Sole 24 Ore" and the Official Gazette of the Republic of Italy.

8.4.- The convocation notice may also provide for the Extraordinary Shareholders' Meeting to be convened on third call.

8.5.- Shareholders who, separately or jointly, represent at least one fortieth of the share capital may request, within five days of the publication of the convocation notice, additions to the agenda of the meeting, specifying the request of additional items they propose, with the exclusion of matters on which the Shareholders' Meeting must resolve on proposal put forward by the Management Board or on the basis of a report or a plan prepared by the Management Board. Notices with respect to the additions to the agenda as a result of such requests shall be given in the forms required for the publication of the convocation notice.

Article 9. Right to attend and vote in the Shareholders' Meeting.

9.1.- Shareholders with the right to vote may attend the Shareholders' Meeting provided a notice by the authorised intermediary certifying their voting right is given to the Company within the time envisaged for the commencement of the Shareholders' Meeting on first call.

9.2.- Each ordinary share confers the right to cast one vote.

9.3.- Shareholders may be represented by proxy subject to restrictions established by law.

Article 10. Chair and conduct of the Meeting. Secretary.

10.1.- The Shareholders' Meeting is chaired by the Chairman of the Supervisory Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal term of service, by the eldest Deputy Chairman, or in the case of his/her absence or impediment, by the other Deputy Chairman. If all of the above are absent or impeded, the Shareholders' Meeting is chaired by the Chairman of the Management Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Management Board as described above or, in case of his/her absence or impediment, by the other Deputy Chairman, if appointed; if also the latter is absent or impeded, the Shareholders' Meeting shall be chaired by another person designated by the Shareholders attending the meeting.

10.2.- The Chairman of the Shareholders' Meeting shall verify that the meeting has been validly convened and shall ascertain the right of the Shareholders to attend the meeting and vote. The Chairman of the Shareholders' Meeting shall further verify the validity of the proxy, shall preside over the discussions, and shall determine the voting procedures and announce the relevant results.

10.3.- The Chairman shall be assisted by a Secretary, being the Secretary of the Management Board or, in case of his/her absence or impediment, the person appointed by the Shareholders attending the Meeting if the minutes do not have to be drafted by a notary public. The Chairman may also appoint, as the case may be, specific individuals chosen among the persons attending the Meeting.

10.4.- If the debate concerning matters on the agenda of the meeting is not terminated on the day of the meeting, the Shareholders' Meeting may continue on the following business day.

Article 11. Validity of resolutions.

Subject to the requirements set forth in article 23 for the appointment of the Supervisory Board, the validity of the constitution of both the Ordinary and Extraordinary Shareholders' Meeting is governed by law, on both the first and second call and concerning the Extraordinary Shareholders Meeting, on the third call, as well as the validity of the related resolutions.

TITLE V

CORPORATE GOVERNANCE SYSTEM

Article 12. Corporate governance system.

The Company adopts the dual corporate governance system pursuant to articles 2409-*octies* and following of the Italian Civil Code.

SECTION ONE — MANAGEMENT BOARD

Article 13. Management Board.

13.1.- Composition.
The management of the Company is exercised by the Management Board, composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members, including non shareholders, appointed by the Supervisory Board, which determines their number at the time of appointment.

13.2.- Requirements and incompatibilities.
Individuals who are either ineligible or disqualified from office pursuant to article 2382 of the Italian Civil Code may not be appointed as members of the Management Board. The same limitations apply to individuals who do not meet the integrity, professional and independence requirements required by applicable law and regulations. At least one of the members of the Management Board must meet the independence requirements provided for by article 148, paragraph 3, of Legislative Decree No. 58 dated 24th February 1998.

Save for a specific approval *ad personam* by the Supervisory Board with the favourable vote of the majority plus two of its members and after the favourable and unanimous opinion of the Nomination Committee, individuals may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office, who

are or become members of management, direction or control bodies or employees of competitor groups, or other banks or parent companies or subsidiaries of banks, except for industries associations or companies belonging to the Group or in which the Company owns shares.

Individuals who have exceeded the limit of four offices in the management, direction or control of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of four offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office. The foregoing shall be without prejudice to the provisions of applicable laws and regulations relating to ineligibility and disqualification from office, as well as the limits to the number of offices held, where more restrictive.
Members of the Supervisory Board may not be appointed as members of the Management Board for the entire term of their office.

13.3.- Duration.
The Management Board members shall remain in office for a maximum period of three financial years determined by the Supervisory Board and may be re-appointed. Their term of office shall expire, without prejudice to the provisions of article 13.8, on the date of the meeting of the Supervisory Board called to approve the financial statements relating to the last year of their office.

13.4.- Integration.
In the event that the number of members of the Management Board is lower than the maximum number, the Supervisory Board may at any time increase such number. The term of office of the newly appointed members expires together with the term of the members on office at the time of their appointment.

13.5.- Substitutions.
If one or more members of the Management Board leaves service, the Supervisory Board shall substitute them without delay. The term of office of the newly appointed members expires simultaneously with the term of the members in office at the time of their appointment.

13.6.- Revocation.
The members of the Management Board may be revoked by the Supervisory Board at any time, without prejudice to their right to be indemnified if the revocation occurs without just cause.

13.7.- Simul stabunt simul cadent.
If, for whatever reason, the majority of the members originally appointed by the Supervisory Board leave service, the entire Management Board must be considered

replaced from the date on which the newly appointed members take service. The term of office of the newly appointed members shall expire on the date on which the office of the replaced Management Board would have expired.

13.8.- Termination.
The termination of the Management Board due to the expiry of the term of office shall become effective starting from the date of its appointment by the Supervisory Board. In the event of the resignation of part of the members of the Management Board, the provisions of article 2385 of the Italian Civil Code shall apply.

13.9.- Appointment of the Chairman and Deputy Chairmen of the Management Board. Secretary.
The Supervisory Board, on the basis of the proposal submitted by the Nomination Committee provided for by article 25.4 below, shall appoint the Chairman and one or two Deputy Chairmen of the Management Board.
The Management Board may appoint a Secretary who must not necessarily be a member of such Board.

Article 14. Remuneration of the Management Board.

Members of the Management Board are entitled, in addition to reimbursement of expenses incurred in connection with the office held by them, to a remuneration which shall be determined by the Supervisory Board, after consultation with the Remuneration Committee provided for by article 25.4 below.

Article 15. Remuneration of members of the Management Board who are appointed to particular positions.

The remuneration of the members of the Management Board who are vested with particular offices, tasks or powers of attorney, or are appointed as members of Committees or Commissions provided for by the Company's Articles of Association, shall be determined pursuant to article 25.1, letter a) of the Company's Articles of Association.

Article 16. Meetings and resolutions of the Management Board.

16.1.- Place and convocation.
The Management Board generally meets alternatively in Turin at the registered office and in Milan at the secondary office of the Company. In exceptional circumstances, it may meet in another location on Italian territory. Meetings must take place at least once a month and

whenever the Chairman of the Management Board deems it necessary or when a written request is made by the Managing Director or by at least two members of the Management Board; the Management Board may be summoned in other cases required by law.

After notification to the Chairman, the Management Board may also be summoned by the Supervisory Board or by its individual members, pursuant to article 151–*bis* of Legislative Decree No. 58 dated 24th February 1998.

16.2.- Convocation notice.
The Management Board is summoned by notice which shall include the agenda of the meeting. The notice shall be sent by any means appropriate to provide evidence of receipt to each member of the Management Board and the Supervisory Board at least four days before the date of the meeting or, in case of urgency, at least twenty-four hours in advance by any appropriate means. The notice may also state the places from which members may participate by means of remote connection systems as provided for by article 16.3 below.

16.3.- Meetings.
Meetings of the Management Board may be validly held through remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Management Board meeting has been called and the meeting of the Board shall be considered held in such place.

16.4.- Validity and majority.
The resolutions of the Management Board are validly adopted when the majority of its members in office attends the meeting. Without prejudice to provisions contained in article 16.5 below, resolutions are adopted with the favourable vote of the absolute majority of the attending members; in case of dead-lock, the Chairman of the meeting shall have the casting vote.

16.5.- Resolutions with qualified majorities.
Resolutions concerning the following matters shall be validly adopted with the favourable vote of the majority of Management Board members in office:

- the appointment, revocation as well as the grant, amendment or revocation of powers of the Managing Director;
- the appointment, revocation and determination of the functions, competences and remunerations of General Managers as set forth in article 27 of the Articles of Association;
- the appointment and revocation, further to the mandatory opinion of the Supervisory Board, of the Manager in charge of drafting the Company's financial reports provided

for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, and determination of the relevant means, powers and remuneration.

- the appointment to particular offices or grant specific powers of attorney to one or more Board members and determination of the relevant powers.

16.6.- Minutes and copies.

The minutes of the resolutions of the Management Board are prepared and recorded in the register of the minutes under the care of the Secretary and must be signed by the Chairman of the meeting and the Secretary. A copy of the minutes of the meetings of the Management Board is transmitted without delay to the Chairman of the Supervisory Board.

Copies and extracts of the minutes, when not taken by a notary public, are certified by the declaration of conformity signed by the Chairman and the Secretary.

Article 17. Powers of the Management Board.

17.1.- Management of the Company.

The Management Board is in charge of the management of the company in compliance with the general strategic guidelines approved by the Supervisory Board. For this purpose, it takes all required actions, which it deems useful or appropriate to achieve the corporate purpose, relating to both the ordinary and extraordinary administration, including the ability to release or reduce mortgages also against partial payment of the relevant secured obligations.

17.2.- Competences which must not be delegated.

Save for powers and attributes of the Supervisory Board provided for by article 25.1 below, in addition to the responsibilities that cannot be delegated according to the law, the Management Board shall have the exclusive responsibility for the following decisions:

a) the determination of proposals concerning the general strategic guidelines of the Company and the Group to be submitted to the Supervisory Board, as well as the preparation of business and/or financial plans as well as the budgets of the Company and the Group to be submitted to the approval of the Supervisory Board pursuant to article 2409-*terdecies* and article 25.1, lett. l) of the Articles of Association;

b) the policy for the management of risks and internal audit;

c) the appointment and revocation of the Managing Director, and the delegation, modification or revocation of the relevant powers;

d) the appointment to particular offices or the grant of particular powers of attorney to one or more members of the Management Board and the determination of the relevant powers;

e) the appointment and revocation of one or more General Managers, as provided for by Article 27 of the Articles of Association, and determination of the relevant powers and compensation;

f) purchase and sale of equity investments which lead to changes in the banking Group;

g) the assessment of the adequacy of the Company's organisational, administrative and accounting structure;
h) determination of criteria for the coordination and direction of the companies belonging to the Group and for the implementation of the instructions issued by the Bank of Italy;
i) further to the mandatory opinion of the Supervisory Board, appointment and revocation of the Manager in charge of preparing the Company's financial reports, provided for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, and the determination of the relevant powers, means and remuneration;
l) the appointment and revocation of the Head of the Office of Internal Control, as well as the heads of the divisions whose appointment is under the exclusive competence of the Management Board pursuant to applicable law or regulations;
m) the preparation of the draft of the Parent Company's financial statements and consolidated financial statements;
n) the share capital increases which may be delegated pursuant to article 2443 of the Italian Civil Code, with the exclusion of the faculty to adopt the resolutions provided for in paragraphs 4 and 5 of article 2441 of the Italian Civil Code; the issue of convertible bonds pursuant to article 2420-*ter* of the Italian Civil Code;
o) the Management Board's duties provided for under articles 2446 and 2447 of the Italian Civil Code;
p) the preparation of merger and demerger projects;
q) the arrangement of transactions to be submitted to the authorisation of the Supervisory Board pursuant to article 25.1. letter l), as well as the approval of the transactions having a single value exceeding 3% of the consolidated regulatory shareholders' equity;
r) determination of criteria to identify the related parties transactions reserved to the Management Board's competence;
s) the possible establishment of Committees or Commissions with advisory functions;
t) the designation of the members of corporate bodies of subsidiaries.
As provided for under article 2436 of the Italian Civil Code and without prejudice to article 25.1 letter l) of the Company's Articles of Association, the Management Board is further exclusively responsible for the adoption of resolutions concerning mergers and demergers in the cases provided for under articles 2505 and 2505-*bis* of the Italian Civil Code.
Resolutions provided for by letters c), d), n), o), r) herein are taken on the basis of the proposal made by the Chairman of the Management Board. Resolutions provided for under the remaining letters above are taken on the basis of the proposal made by the Managing Director. Resolutions under letter s) above are taken on the basis of the proposal made by the Chairman of the Management Board in agreement with the Managing Director. The forgoing is without prejudice to the power to submit proposals of each member of the Management Board.

17.3.- Delegated powers.
For certain categories of legal acts and businesses, specific powers may be delegated to Managers, heads of single branches and other personnel, by determining the limits and

means for the exercise of such delegated powers; the delegated parties shall act separately or jointly or through a committee.

17.4.- Subsidised and special lending.

With respect to activities concerning subsidised and special lending provided for by specific laws and regulations, decision-making and granting powers may be delegated to banks belonging to the Group, according to the limits and criteria which shall be subject to agreement between the counterparties involved.

17.5.- Exercise of delegated powers.

The Management Board determines the means through which the Board shall be informed of the decisions taken by the delegated bodies.

17.6.- Information.

The Management Board is informed by the Managing Director of matters provided for under article 19.3 on a monthly basis.

17.7.- Information to the Supervisory Board.

The Management Board shall promptly provide the information set forth in article 150 of Legislative Decree No. 58 dated 24th February 1998 to the Supervisory Board, and in any case at least every three months. The Management Board shall provide the Supervisory Board on a monthly basis with information on the main figures regarding operations development in the relevant period together with a benchmark comparison vis-à-vis the system.

Article 18. Chairman of the Management Board.

18.1.- The Chairman of the Management Board shall:

a) summon the Management Board, set the agenda for the meeting considering also the proposed resolutions formulated by the Managing Director and coordinate the meeting, ensuring that adequate information on matters in the agenda of the meeting are provided to all members;

b) have the power to take action vis-à-vis any judicial or administrative authority, including the power to commence court actions, as well as to grant mandates, even of a general nature, in court proceedings, with the obligation of informing the Management Board on decisions taken;

c) manage relations with the Supervisory Authorities, in agreement with the Managing Director;

d) manage relations with the Supervisory Board and its Chairman;

e) ensure that the Supervisory Board receives the information provided for by article 17.7. of the Company's Articles of Association in a timely manner;

f) manage, together with the Chairman of the Supervisory Board, external communication of information regarding the Company;
g) exercise all other functional powers in the exercise of his/her office.

18.2.- In urgent cases, (i) the Chairman of the Management Board or, in the case of his/her absence or impediment, (ii) the Deputy Chairman, and should there be two Deputy Chairmen, the eldest as provided for by article 18.3 - in both cases in agreement with the Managing Director - may take resolutions on any matters within the powers of the Management Board, with the exception of the matters which may not be delegated and are solely within the powers of the Management Board other than resolutions regarding transactions with a value between 3% and 6% of consolidated regulatory capital, according to the provisions under letter q) second part of article 17.2. of the Articles of Association.
In case of urgency, the Managing Director has the sole lending power.

The Management Board must be informed of the decisions taken with the modalities provided for under this paragraph during its next meeting.

18.3.- Subject to Article 18.2, in the case of absence or impediment of the Chairman of the Management Board, Chairman functions are exercised by the Deputy Chairman of the Management Board or, in case of two Deputy Chairmen, by the longest-serving Deputy Chairman, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman; in case of absence or impediment of the latter, such functions are exercised by the other Deputy Chairman, or in case of his/her absence or impediment, by the Managing Director or, in the case of absence or impediment of the Managing Director, Chairman functions shall be carried out by the longest serving member of the Management Board and, in the case of equal terms of service, by the eldest member of the Management Board.
Vis-à-vis third parties, the signature of whoever substitutes the Chairman shall constitute evidence of absence or impediment of the Chairman.

Article 19. Managing Director.

19.1.- The Management Board, upon the indication of the Supervisory Board, appoints among its members a Managing Director with the qualified majority provided for by article 16.5.

19.2.- The Managing Director is the Chief Executive Officer and supervises the company's management within the powers he/she has been delegated in compliance with the general strategic guidelines set out by Company bodies.
He is responsible for personnel management and determines operational directives.

The Managing Director usually exercises the power to submit proposals to the Management Board and, in accordance with applicable regulations, submits lending transactions to credit approval.
The Managing Director ensures the implementation of the resolutions of the Management Board.

19.3.- The Managing Director ensures that the organisational, administrative and accounting structure is adequate considering the nature and dimensions of the Company and reports to the Management Board, at least every three months, on the general development of operations, their forecasted development as well as the most significant transactions carried out by the Company and by its subsidiaries. On a monthly basis the Management Board is provided with information on the main figures regarding operations development in the period together with a benchmarking vis-à-vis the system.

Article 20. Manager in charge of preparing the Company's financial reports.

20.1.- The Management Board, further to the mandatory opinion of the Supervisory Board, appoints and revokes, with the qualified majority provided for by article 16.5, the Manager in charge of preparing the Company's financial reports, provided for by article 154-*bis* of Legislative Decree No. 58 dated 24th February 1998, establishing his/her powers, means and remuneration.

20.2.- The Managing Director and the Manager in charge of preparing the Company's financial reports shall provide the assessments related to the economic and financial information required by law.

Article 21. Legal representative. Signature powers.

21.1.- The Chairman of the Management Board shall be the Company's legal representative vis-à-vis third parties and in court and he/she shall have signature powers and, in the case of his/her absence or impediment, he/she is substituted by a Deputy Chairman according to seniority of service as set out in article 10.3 of the Articles of Association or, in case of equal terms of service, by the eldest Deputy Chairman; in case of absence also of the latter, the Chairman of the Management Board shall be substituted by the Managing Director. Vis-à-vis third parties, the signature of whoever substitutes the Chairman is evidence of the absence or impediment of the Chairman.

21.2.- Without prejudice to the foregoing, the Managing Director shall also be the Company's legal representative vis-à-vis third parties and in court and he/she shall have

signature powers with respect to the matters delegated to him/her by the Management Board.

21.3.- The General Managers shall have signature powers and shall be the Company's legal representative for acts, contracts, documents and correspondence in general regarding the Company within the limits of the powers they have been delegated; in case of absence or impediment of the General Managers, legal representation and signature powers are attributed to their substitutes as provided for in their appointment act.

21.4.-For specific acts or categories of acts, the Management Board may grant the power to represent the Company and the related power to sign on behalf of the Company to individuals extraneous to the Company.

21.5.- The Management Board may authorise Company personnel to sign on behalf of the Company, normally jointly, for the categories of acts determined by the Board, even singularly.

21.6.- The Chairman of the Management Board may grant powers of attorney also to individuals extraneous to the Company, to sign specific acts or categories of acts, contracts and documents relating to transactions resolved upon by the Company's competent bodies.
The same faculty, within the limits of delegated powers, is granted to the Managing Director and to the General Managers as part of their functions and competences.

SECTION TWO — SUPERVISORY BOARD

Article 22. Supervisory Board.

22.1.- Composition.
The Supervisory Board is composed of a minimum of 15 (fifteen) and a maximum of 21 (twenty one) members, including non shareholders, appointed by the Shareholders' Meeting.
The members of the Supervisory Board must meet the integrity, professional and independence requirements provided for the applicable laws and regulations.
Furthermore at least three Board members must be enrolled with the Register of auditors held by the Ministry of Justice and must have practiced as auditors for at least a three-year period and at least four members must meet the independence requirements provided for by the Corporate Governance Code promoted by the Italian Stock Exchange.
The requirement of enrolment with the Register of auditors and the independence requirements according to the Code of Corporate Governance promoted by the Italian Stock Exchange may be met by the same person.

22.2.- <u>Integration.</u>
Where the number of members of the Supervisory Board is lower than the maximum number provided for above, the Shareholders' Meeting may increase their number during their term. The new members are appointed by the Ordinary Shareholders' Meeting as provided for by article 23 of the Articles of Association.

22.3.- <u>Duration.</u>
The members of the Supervisory Board shall remain in office for three financial years and their term of office shall expire at the date of the subsequent Shareholders' Meeting provided for by paragraph 2 of article 2364-*bis* of the Italian Civil Code and may be re-appointed.

Article 23. Election of the Supervisory Board.

23.1.- <u>List of candidates.</u>
The election of members of the Supervisory Board shall take place on the basis of lists prepared by Shareholders according to the following rules:
a) Shareholders representing at least 1% of ordinary share capital may submit a list of candidates listed in order of preference. The list must be deposited at the Company's registered office at least fifteen days before the date of the Shareholders' Meeting on first call and must be published on at least two national newspapers, of which at least one shall be an economic newspaper. Non-compliance with such provisions leads to the forfeiture of the right to present a list. In order to give evidence of the number of shares necessary to submit the list, Shareholders must include copies of the certificates showing that such certificates participate in the system of centralised management of financial instruments;
b) each Shareholder may submit and vote one list of candidates and each candidate may only be part of one list. If such conditions are not met the candidate shall not be eligible;
c) together with each list, and within the terms for the deposit of the list at the Company's registered office, each candidate must deposit a declaration in which he/she accepts the candidacy and declares under his/her responsibility that no ineligibility causes apply, and that he/she meets the requirements applicable to all or certain of the Supervisory Board members, provided for by law, regulations and the Articles of Association to be a Supervisory Board member.

23.2.- <u>Voting.</u>
In order to appoint the Supervisory Board the following procedure shall apply.
Members are selected proportionally from the lists which have obtained votes; for this purpose, the votes obtained by each of the lists are divided by one, two, three, four and so on according to the number of members to be appointed. The resulting ratios are progressively attributed to the candidates of each list according to the order of in each list. The ratios so attributed are listed in decreasing order: the candidates with the highest ratios are elected members of the Supervisory Board.

23.3.- Equality of ratio and ballot.
Should more than one candidate obtain the same ratio, the preferred candidate shall be the candidate belonging to the list from which no Supervisory Board members, or the lower number of Supervisory Board members has been appointed.
If no Supervisory Board member has been appointed from those lists, or the same number of Supervisory Board members has been appointed from those lists, the preferred candidate shall be drawn from the list which has obtained the highest number of votes. In case of equality of votes and ratio, the appointment shall take place by means of a ballot by the whole Shareholders' Meeting, and the candidate shall be appointed by a simple majority of votes cast.

23.4.- Supplementary mechanism.
If an insufficient number of Supervisory Board members with the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange and/or the requirement provided for by article 22.1, paragraph 3 of the Articles of Association has been appointed, the candidate with the lowest ratio and who does not meet any of the above mentioned two requirements will be excluded. The excluded candidate will be substituted by the subsequent candidate of the same list who meets such requirements. This procedure, if necessary, will be repeated until the number of Supervisory Board members to be appointed is completed. If, through the adoption of the aforementioned criterion, it is not possible to complete the number of Board members to be appointed, the Shareholders' Meeting shall appoint the other Supervisory Board members with resolution adopted by a simple majority of votes cast on proposal submitted by the shareholders attending the meeting.

23.5.- Single list.
In case of presentation of one list only, all members of the Supervisory Board shall be appointed from such list.

23.6.- Supervisory Board member appointed by minorities.
Without prejudice to the provisions of article 34 of the Articles of Association, the Supervisory Board member representing minorities is appointed according to applicable law and regulations.

23.7.- No lists.
Should no list be submitted in a timely manner, the Meeting shall pass a resolution with the majority of votes of Shareholders attending the Meeting. In case of equality of votes, candidates shall be appointed by means of a further ballot.

23.8.- Election of the Chairman and Deputy Chairmen of the Supervisory Board.
The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with special resolutions approved by the majority of attending shareholders.

23.9.- Substitution.
If a member of the Supervisory Board leaves service for whatever reason, he/she shall be substituted by the first non-appointed candidate belonging to the list of the Supervisory Board member leaving service, or the second non-appointed candidate if the first does not meet the requirements set forth by law, regulation or the Articles of Association. If for whatever reason this is not possible, the member of the Supervisory Board who leaves service will be substituted without delay by the Ordinary Shareholders' Meeting with resolution passed by a simple majority of votes cast upon the proposal of the shareholders attending the meeting.

23.10.- Incompatibilities.
Individuals who have exceeded the limit of five offices in the management or control bodies of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of five offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed members of the Supervisory Board and if they are appointed they are disqualified from office. The foregoing shall be without prejudice to the causes of ineligibility and disqualification from office set forth by law, regulation or Articles of Association.

23.11.- Simul stabunt simul cadent.
If, for whatever reason, the majority of the members of the Supervisory Board resigns, the entire Supervisory Board must be considered replaced from the date in which the new appointed members take office. The Shareholders' Meeting for the appointment of the new Supervisory Board shall be called as soon as possible in accordance with the provisions of article 8.

23.12. - Revocation.
The members of the Supervisory Board may be revoked by the Shareholders' Meeting at any time, by a resolution passed with the favourable vote of at least one fifth of the share capital, without prejudice to the right of the revoked Member to be indemnified if the revocation occurs without just cause.

23.13.- Remuneration.
Members of the Supervisory Board are entitled, in addition to the reimbursement of expenses sustained due to their office, to a remuneration for the services rendered, which is determined for the entire period of their office by the Shareholders' Meeting at the time of their appointment.

The Supervisory Board, after consultation with the Remuneration Committee, shall determine the remuneration for the Chairman, for the Deputy Chairmen and for the members of the Supervisory Board who have been assigned particular offices, powers or functions by the Articles of Association or by the Supervisory Board.

Article 24. Meetings and resolutions of the Supervisory Board.

24.1.- Convocation.
The Chairman of the Supervisory Board shall summon the Supervisory Board on his/her own initiative and in the cases provided for by law or by the Articles of Association, he/she shall chair Board meetings and set the agenda ensuring that adequate information on the matters on the agenda of the meeting is provided to all Supervisory Board members.

24.2.- Meetings recurrence.
The Supervisory Board shall generally meet at least once a month.

24.3.- Convocation request.
The Chairman shall summon the Supervisory Board upon the request of any one member and shall indicate the matters to be discussed.

24.4.- Place.
The Supervisory Board meetings shall generally be held alternatively at the registered office or at the secondary office of the Company or exceptionally in another location on the Italian territory.

24.5.- Convocation notice.
The convocation notice, including the agenda of the meeting, must be sent to the Supervisory Board members at least four days before the date scheduled for the meeting, by any means appropriate to supply evidence of receipt. In cases of particular urgency, the meeting may be called with a 24-hour advance notice sent by any suitable means. The notice may also contain the indication of the places from which to participate through remote connection systems as provided for by article 24.6.

24.6.- Meetings.
Meetings of the Supervisory Board can be validly held by way of adequate remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Supervisory Board meeting has been called, and the meeting of the Supervisory Board shall be considered held in such location.

24.7.- Validity and majority.
For the validity of the decisions of the Supervisory Board a majority of its members in office must be present at the meeting. Decisions are taken with the absolute majority of the votes of the members attending the meeting; in the case of dead-lock, the Chairman of the Meeting shall have the tie-breaking vote.

24.8.- Qualified majorities.
The majority of Supervisory Board members in office shall be required for resolutions regarding the appointment of the Chairman and one or two Deputy Chairmen of the Management Board.

24.9.- Minutes.
The minutes of the resolutions of the Supervisory Board are prepared and recorded on the register of the minutes under the care of a Secretary appointed by the Board, if the minutes are not required to be drafted by a notary public.
Copies and extracts of the minutes, when not taken by a notary public, are certified with the declaration of conformity, signed by the Chairman and the Secretary.

Article 25. Competence of the Supervisory Board.

25.1.- Matters of competence.
The Supervisory Board shall:
a) upon the proposal submitted by the Nomination Committee, appoint and revoke the members of the Management Board, the Chairman and one or two Deputy Chairmen of the Management Board and determine their remuneration, after consultation with the Remuneration Committee; also determine, after consultation with the Remuneration Committee, the remuneration of the Managing Director and of the members of the Management Board who have been appointed to particular offices or delegated particular powers or who have been appointed as members of Committees or Commissions pursuant to article 15;
b) approve the Parent Company's financial statements and the consolidated financial statements;
c) exercise the supervisory functions set forth by article 149, par. 1 and 3, of Legislative Decree No. 58 dated 24th February 1998;
d) act against members of the Management Board;
e) make filings with the Bank of Italy pursuant to article 70, par. 7, of Legislative Decree No. 385 dated 1st September 1993;
f) report in writing to the Shareholders' Meeting summoned pursuant to art. 2364-*bis* of the Italian Civil Code on the supervisory activities performed and on any omissions and reprehensible facts as well as, in the case of any Ordinary and Extraordinary Shareholders' Meeting, on matters within its competences;

g) inform the Bank of Italy without delay of all the other acts or facts, which come to its knowledge in the exercise of its duties, which may represent management irregularities or a violation of the regulations concerning banking activities;
h) indicate to the Management Board the Managing Director and express a mandatory opinion on the Manager in charge of preparing the Company's financial reports pursuant to art. 154-*bis* of Legislative Decree No. 58 dated 24th February 1998;
i) resolve upon the Company's and the Group's cultural initiatives, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the Allowance for charitable, social and cultural contributions, verifying that the programmed initiatives are consistent with declared objectives;
l) upon the proposal of the Management Board, resolve upon the Company's and the Group's general strategic guidelines; approve the business and/or financial plans and the budgets of the Company and the Group prepared by the Management Board, without prejudice to the latter's responsibility for the acts performed; authorise strategic transactions. Moreover, in particular, the Supervisory Board shall authorise:

- (i) the proposals by the Management Board to be submitted to the Shareholders' Meeting in respect of transactions concerning the Company's share capital, issue of convertible bonds and bonds *cum warrant* convertible into shares of the Company, mergers and demergers and other amendments to the Articles of Association, without prejudice to the shareholders' powers to submit proposals pursuant to applicable law;
- (ii) purchases or sales by the Company or subsidiaries of controlling equity stakes in companies with considerable strategic value or unit value exceeding 6% of consolidated regulatory shareholders' equity, as well as the purchase or sale of businesses, portfolio of assets, and businesses of considerable strategic value;
- (iii) investments or disinvestments of strategic value and/or which entail a commitment for the Company which exceeds for each transaction 6% of consolidated regulatory shareholders' equity;
- (iv) signature of commercial, collaboration or shareholders agreements of strategic value;

m) approve the strategic guidelines and the risk management policies, assess the degree of efficiency and adequacy of the internal audit system, with particular reference to risk control, the functioning of internal auditing and the accounting system; also verify the correct exercise of strategic and operational control activities performed by the Parent Company over Group companies;
n) exercise any other power set forth by regulations applicable from time to time or by the Articles of Association.
The Supervisory Board may indicate the criteria for the identification of the strategic operations to be submitted for its approval.

25.2.- Other matters of competence.
The resolutions on the matters listed below are also attributed to the Supervisory Board, as provided for by art. 2436 of the Italian Civil Code:
a) establishment or winding up of secondary registered offices;
b) reduction of share capital in case of withdrawal of a shareholder;
c) amendments to the Articles of Association to comply with provisions of law.

25.3.- Powers of supervision
The Supervisory Board and its members shall exercise the powers provided for by article 151-*bis* of Legislative Decree No. 58 dated 24th February 1998, according to the terms and conditions set out thereof.

25.4.- Nomination Committee, Remuneration Committee and Internal Control Committee.
The Supervisory Board shall establish a Nomination Committee, composed of 5 (five) members, among which the Chairman of the Supervisory Board who shall chair the Committee. The Nomination Committee shall be responsible for selecting and proposing appointments to the Management Board.
The Supervisory Board shall establish a Remuneration Committee, composed of 3 (three) members, which shall be responsible for proposing and consulting on the remuneration in accordance with applicable law and the Articles of Association, and shall determine the regulation of the Remuneration Committee.
The Supervisory Board shall establish, for the purpose of facilitating the exercise of its control and supervision functions, a specific Internal Control Committee, composed of 3 (three) members, determining the powers, means and regulations of the Internal Control Committee, as well as the means and terms of the information to be provided to the Supervisory Board.
Without prejudice to the application of specific regulatory and/or supervisory regulations, the members of the Internal Control Committee shall be chosen among members of the Supervisory Board meeting the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, and at least two of these must be enrolled with the Register of Auditors and must have practiced as auditors for at least three years.
In particular, the Internal Control Committee proposes, consults and enquires on matters regarding internal controls system, risk management and the accounting system. The Committee may at any time carry out inspections and controls as well as exchange information with the control bodies of Group companies with respect to management and control systems and the general performance of the business.
Members of the Committee shall attend the Management Board meetings.

25.5.- Other Committees.
The Supervisory Board may establish Technical Committees or Commissions with advisory functions.

Article 26. Chairman of the Supervisory Board.

26.1.- In addition to the provisions of articles 10.1 and 24.1, the Chairman of the Supervisory Board shall:
a) coordinate the activities of the Supervisory Board;
b) receive the proposals submitted by the Management Board in respect of matters to be submitted to the approval of the Supervisory Board for its approval, including those regarding the strategies and general guidelines of the Company and Group, formulating proposals on such matters;
c) submit to the Supervisory Board proposals relating to the Company's internal control activities, and in particular to the consistency of the latter with the strategies and general guidelines approved by the Supervisory Board;
d) exercise the functions of supervision over and activation of corporate bodies, control procedures and systems over the activities of the Company and the Group, including through the request and receipt of information from the Manager in charge of preparing the Company's financial reports and from the other persons responsible for the other related functions;
e) activate the information instruments necessary to monitor the correctness and adequacy of the organisational structure and the accounting system adopted by the Company and the Group;
f) supervise the relations with Shareholders, and verify that such relations are managed correctly, in agreement with the Chairman of the Management Board and with the Managing Director;
g) manage relations with the Supervisory Authorities as part and for the purposes of the control and supervision activities of the Supervisory Board;
h) manage the necessary and appropriate relations with the Management Board and, in particular, with its Chairman and/or the Managing Director;
i) request and receive information on specific aspects of the Company's and the Group's operations and on general and future development of operations;
l) for the purposes of article 25.1, supervise the management of external communication of information regarding the Company, in agreement with the Chairman of the Management Board and with the Managing Director;
m) programme, after consultation with the Chairman of the Management Board and the Managing Director, and manage the Company's and the Group's cultural initiatives, to be submitted to the Supervisory Board, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the "Allowance for charitable, social and cultural contributions";
n) exercise all other functional powers in the exercise of his/her office.

26.2.- In the case of absence or impediment of the Chairman of the Supervisory Board, the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman, performs his/her functions; in the case of absence or

impediment of the latter, functions are performed by the other Deputy Chairman, or in the case of his/her absence or impediment, by the longest-serving member of the Supervisory Board present and, in the case of equal terms of service, by the eldest Supervisory Board member present.

Article 27. General Managers.

The Management Board, upon proposal by the Managing Director and after consultation with the Supervisory Board, shall appoint, revoke and determine the powers and remuneration of one or more General Managers who report to the Managing Director according to their respective functions and competences. One General Manager may substitute the Managing Director, except for functions which must be performed by the latter.

TITLE VI

FINANCIAL STATEMENTS - NET INCOME – SAVING SHARES

Article 28. Financial statements and net income.

28.1.- The Company's financial year closes on 31st December of each year.

28.2.- The Management Board shall prepare the draft of the Parent Company's financial statements and consolidated financial statements in accordance with legal requirements.

28.3.- Net income as reported in the financial statements, net of the portion allocated to legal reserves, and the portion which is not available pursuant to the law, shall be distributed as follows:
a) a dividend of up to 5% of the nominal value of the non-convertible saving shares shall be distributed to non-convertible saving shares.
If in a financial year the dividend is less than 5% of the nominal value of the non-convertible saving shares, the difference shall be added to the preferred dividend paid in the following two accounting periods;
b) the remaining net income made available for distribution by the Shareholders' Meeting, shall be allocated to all shares so that the dividend attributable to non-convertible saving shares shall exceed the dividend attributable to ordinary shares by an amount equal to 2% of the nominal value of the shares;

c) any excess shall be allocated to the extraordinary and other reserves, without prejudice to the fact that a portion of such earnings may be used for charities and to support social and cultural activities, through the creation of a specific reserve.

28.4.- Unclaimed and forfeited dividends shall be remitted to the Company and allocated to the extraordinary reserve.

Article 29. Saving shares.

29.1.- Saving shares, which may be in bearer form, entitle the holder to attend and vote at the Special Meeting of saving shareholders.

29.2.- Saving shares shall receive privileged dividends as set forth in article 28.3.

29.3.- Saving shares have the same rights as other shares in the event of the distribution of reserves .

29.4.- In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.
The reduction of share capital due to losses does not result in the reduction in the nominal value of saving shares, with the exception of the part which exceeds the total nominal value of other shares.

29.5.- In the case of exclusion of the Company's ordinary or saving shares from trading in regulated markets, the saving shares retain their rights and characteristics, unless otherwise resolved upon by the Extraordinary and Special Shareholders' Meetings.

29.6.- The Common Representative of saving share holders is appointed for three financial years.
The remuneration of the Common Representative is set at 10% (ten per cent) of the remuneration provided for the office of a chairman of a board of statutory auditors based on the Professional Tariffs of Italian "Dottori Commercialisti" and shall be paid by the Company.
The Special Meeting can resolve upon a further remuneration, which shall be paid from the reserve set up to cover expenses necessary to safeguard common interests.

29.7.- The Common Representative has the obligations and powers provided for by the law. The Chairman of the Management Board shall inform the Common Representative without delay, by means of specific communications, about Company operations which may influence the price of saving shares and in particular about proposals which the Management Board has resolved to submit for the approval of the Shareholders' Meeting regarding transactions on the Company's share capital, mergers and demergers.

TITLE VII

ACCOUNTING CONTROL – WITHDRAWAL – WINDING UP – APPLICATION OF ORDINARY REGULATIONS

Article 30. Accounting Control.

Accounting control shall be exercised by an independent auditing firm which meets the applicable legal requirements. The assignment and the revocation of the engagement, the duties and the responsibilities are provided for by the law.
The Supervisory Board shall express its opinion on the assignment and the revocation of the engagement of the independent auditing firm.

Article 31. Withdrawal.

31.1.- The right of withdrawal may be exercised only in those cases exclusively provided by law. The right of withdrawal is excluded for those shareholders which did not participate in the approval of the resolutions regarding:
- the extension of the Company's duration;
- the introduction or cancellation of restrictions of the circulation of shares.

31.2.- The terms and methods of the exercise of the right of withdrawal, the criteria to determine the value of the shares and the related liquidation procedure are governed by law.

Article 32. Winding up.

Without prejudice to any different law provisions, if there is a reason for winding up, the Shareholders' Meeting shall establish the manners of liquidation, and appoint one or more liquidators.

Article 33. Application of ordinary regulations.

The provisions of law apply to any matter not regulated by the Articles of Association.

TITLE VIII
TRANSITORY RULES

Article 34. First appointments.

Also in derogation of the Articles of Association which shall be in force when the merger between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. becomes effective, 19 members of the Supervisory Board shall be appointed for the first time, for three financial years, by the Ordinary Shareholders' Meeting of the Surviving Company in accordance with the provisions of this transitory rule.
The shareholders shall be requested to file, at least fifteen days prior to Banca Intesa S.p.A.'s Ordinary Shareholders' Meeting, the lists of candidates, who meet the requirements provided for by law and this Article. In particular, the candidate indicated at number 2 of each list must meet the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period. At least three of the other candidates of each list must meet the requirements of independence provided for by the above-mentioned Corporate Governance Code and two candidates must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period.
In relation to the threshold of the share capital for the presentation of the lists and for all other formalities and requirements for the presentation of the lists, the provisions set forth in art. 23 of Banca Intesa S.p.A.'s Articles of Association, in force at the time of the Extraordinary Shareholders' Meeting called to approve the project for the merger will apply, to the extent applicable.
The first 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be appointed. In case of presentation of one list only, all 19 members of the Supervisory Board shall be appointed from that list.
The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with resolutions approved by the majority of attending shareholders.
The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger becomes effective. The Supervisory Board in office shall appoint the Management Board without delay.
However, after the effectiveness of the merger, for the purpose of ensuring the widest possible participation to the appointment of the other two Supervisory Board members, an Ordinary Shareholders' Meeting shall be called to appoint such 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the period from the effective date of the merger to the date on which their appointment becomes effective), and shall therefore terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2

Supervisory Board members shall also occur with the list voting procedure provided for by the Articles of Association in force, without prejudice to the fact that:

(i) candidates must only meet the requirements set forth for all and each Supervisory Board members, and

(ii) the percentage of share capital for the presentation of the lists shall be at least 1%, but shall not exceed 3% of share capital.

Article 35. Integrity, professional and independence requirements.

35.1. – Transitory rule.
Until a new supervisory and/or regulatory discipline for members of corporate bodies in the two tier system is in force, the following provisions shall apply.

35.2. – Integrity requirements.
Supervisory Board members and Management Board members must meet the integrity requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000.

35.3. – Professional requirements of Supervisory Board members.
Supervisory Board members shall meet the professional requirements set forth for bank directors by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000. The Chairman of the Supervisory Board must also meet the professional requirements set forth for the Chairman of the Board of Directors of banks by the aforementioned Regulation.

35.4. – Professional requirements of Management Board members.
Management Board members, the Chairman of the Management Board and the Managing Director shall meet the professional requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998.

Article 36. Key Terms of the Integration Plan

The Key Terms of the Integration Plan, as defined in the project for the merger in Banca Intesa S.p.A. of Sanpaolo Imi S.p.A., shall only be modified with resolution of the Management Board adopted with the majority of two thirds of the members in office, following the authorisation of the Supervisory Board resolved upon with a qualified majority of two thirds of members in office, for the duration of the first mandate of the Supervisory Board.

TITLE IX

FINAL PROVISION

Article 37. Final Provision

In application of the transitory rule contained in article 34 of the Articles of Association, the first members of the Supervisory Board shall be appointed for three financial years by the Ordinary Shareholders' Meeting of the surviving company Banca Intesa held on [•], 2006[4] and their appointment became effective on the date on which the merger in Banca Intesa of Sanpaolo IMI and the new Articles of Association became effective.

Banca Intesa S.p.A.	Sanpaolo IMI S.p.A.
The Chairman	The Chairman
Giovanni Bazoli	Enrico Salza

Explanation added for the translation into English.

This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

[4] The date will be the date of the shareholder meeting approving the merger.

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RECEIVED

2006 NOV 27 P 1:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FINANCIAL STATEMENTS PURSUANT TO ART. 2501 QUATER OF THE ITALIAN CIVIL CODE, RELATING TO BANCA INTESA S.P.A.

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Banca Intesa

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

Financial Statements as at 30th June 2006 pursuant to article 2501-quater of the Civil Code

This is an English translation of the Italian original "Situazione patrimoniale al 30 giugno 2006 ex art. 2501 - quater c.c." and has been prepared solely for the convenience of the reader.

The version in Italian takes precedence and will be made available to interested readers upon request to Banca Intesa S.p.A.
Corporate image and marketing communications Via Monte di Pietà, 8 - 20121 Milano, Italy
Fax +39 02 879.62898/63638.

File No. 82-35020

Banca Intesa S.p.A.
Share capital 3,613,001,195.96 euro fully paid-in Registration number on the Milano Company Register and Fiscal Code 00799960158 Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

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Contents

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors	5
The Parent Company Banca Intesa	7
Auditors' review report on the interim Financial Statements as of and for the six months ended June 30, 2006	15
Parent Company's financial statements	19
Balance sheet	20
Statement of income	22
Changes in shareholders' equity	23
Statement of cash flows	25
Notes to the Parent Company's financial statements	27
Part A - Accounting policies	29
Part B - Information on the Parent Company's balance sheet	47
Part C - Information on the Parent Company's statement of income	86
Part D - Segment reporting	99
Part E - Information on risks and relative hedging policies	100
Part F - Information on capital	140
Part G - Business combinations	148
Part H - Information on compensation and transactions with related parties	149
Part I - Share-based payments	152
Attachments	155
Statement of income as at 30th June and of the second quarter	157
Table of Banca Intesa's property and equipment and financial assets subject to revaluation	158

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Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	*	Giovanni BAZOLI
Deputy Chairmen	*	Giampio BRACCHI
		René CARRON
Managing Director and Chief Executive Officer	*	Corrado PASSERA
Directors		Giovanni ANCARANI
		Francesco ARCUCCI
		Benito BENEDINI
		Antoine BERNHEIM
		Jean Frédéric DE LEUSSE
		Gilles DE MARGERIE
	*	Ariberto FASSATI
	*	Giancarlo FORESTIERI
		Paolo FUMAGALLI
		Giangiacomo NARDOZZI
		Georges PAUGET
		Eugenio PAVARANI
		Giovanni PERISSINOTTO
		Ugo RUFFOLO
		Gino TROMBI

* *Members of the Executive Committee*

General Management

General Manager	Corrado PASSERA

Board of Statutory Auditors

Chairman	Gianluca PONZELLINI
Auditors	Rosalba CASIRAGHI
	Paolo Andrea COLOMBO
	Franco DALLA SEGA
	Livio TORIO

Independent Auditors RECONTA ERNST & YOUNG

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The Parent Company Banca Intesa

General aspects

Banca Intesa's Reclassified statement of income and Reclassified balance sheet as at 30th June 2006, respectively compared to as at 30th June 2005 and as at 31st December 2005 restated on a consistent basis to consider changes occurred are provided hereafter. In particular, as already indicated in the Annual report 2005, as of 1st July 2005, Banca Intesa was transferred the investment banking and capital market activities of the subsidiary Banca Caboto as well as the middle and back office activities and IT support of Nextra Investment Management SGR. Moreover, as already mentioned in the Consolidated report as at 31st March 2006, the contribution of a business branch for a net amount of 340 million euro to Banca Intesa Infrastrutture e Sviluppo came into effect as of 1st January 2006. The spin-off referred to assets and juridical relations relative to the pre-existing State and Infrastructures Department of the Parent Company as well as to personnel dedicated to managing relations with the Public Administration and companies operating in the realisation of infrastructures. Following such contribution, which mostly referred to loans to customers and due to customers (respectively approximately 6,600 million euro and approximately 960 million euro), Banca Intesa, sole shareholder, was attributed 340,000,000 shares of the new bank. Lastly, Intesa Gestione Crediti and Magazzini Generali Fiduciari Cariplo were merged in Banca Intesa as of 1st June 2006, but with accounting effects from the beginning of the year. The mergers were aimed at rationalising the Group's legal entities following the completion of the strategic projects which involved the two companies.

To permit a consistent comparison of statement of income figures as at 30th June 2006, in the comments below reference is made to comparative figures restated to consider the effects of the aforementioned operations, and to certain reclassifications for the purpose of a more effective representation of results. For completeness, in addition to consistent comparative figures, reclassified forms also contain figures as at 30th June 2005 and as at 31st December 2005 as published in the respective Reports. The effects of the company transactions described above are not considered in Banca Intesa's financial statements and in the relevant notes to the Parent Company's financial statements drawn up according to the forms defined by the Bank of Italy.

In detail, reclassifications of the statement of income are listed below:

- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading; likewise, the implicit cost for the financing of the purchase of shares held for trading is transferred from interest to profits (losses) on trading;
- interest rate differentials matured and collected on currency interest rate swaps which set out the exchange of two floating rates, classified as held for trading, stipulated to hedge floating rate funding in foreign currency, are recorded in net interest income considering their close correlation;
- fair value adjustments in hedge accounting are registered in net interest income due to their close correlation with the latter;
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading;
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income;
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans;
- net impairment losses on other financial activities, related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans;
- the reduction in time value on loans is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected

future flows. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges;
- permanent impairment of property, equipment and intangible assets is excluded from net adjustments to property, equipment and intangible assets – that thus solely express depreciation and amortisation – and are included in a residual caption which records net impairment losses on financial assets available for sale, investments held to maturity and other financial activities;
- profits (losses) on disposal of equity investments and Profits (Losses) on disposal of investments are recorded in Profits (losses) on investments held to maturity and on other investments.

Banca Intesa's statement of income as at 30th June 2006 closed with a net income of 1,641 million euro, almost doubled with respect to the 839 million euro of the first half of 2005. The significant increase was mostly attributable to the dividend paid by Intesa Holding Asset Management, in relation to the sale, at the end of last year, of 65% of Nextra Investment Management SGR (now CAAM SGR S.p.A.) to the Crédit Agricole group, transaction already illustrated in detail in the Annual report 2005. Excluding this dividend, which was non-recurring in both nature and amount, and the related tax impact, net income would have highlighted an approximately 12% increase with respect to the first half of 2005.

Reclassified statement of income

(in millions of euro)

	30.06.2006	30.06.2005 restated (*)	Changes amount	Changes %	30.06.2005
Net interest income	1,555	1,536	19	1.2	1,572
Dividends	930	262	668	•	262
Net fee and commission income	1,186	1,193	-7	-0.6	1,203
Profits (Losses) on trading	303	128	175		142
Other operating income (expenses)	87	72	15	20.8	36
Operating income	**4,061**	**3,191**	**870**	**27.3**	**3,215**
Personnel expenses	-1,021	-1,006	15	1.5	-1,014
Other administrative expenses	-575	-571	4	0.7	-554
Adjustments to property, equipment and intangible assets	-165	-153	12	7.8	-154
Operating costs	**-1,761**	**-1,730**	**31**	**1.8**	**-1,722**
Operating margin	**2,300**	**1,461**	**839**	**57.4**	**1,493**
Net provisions for risks and charges	-40	-118	-78	-66.1	-122
Net adjustments to loans	-215	-143	72	50.3	-151
Net impairment losses on other assets	-1	-8	-7	-87.5	-11
Profits (Losses) on investments held to maturity and on other investments	44	35	9	25.7	37
Income (Loss) before tax from continuing operations	**2,088**	**1,227**	**861**	**70.2**	**1,246**
Taxes on income from continuing operations	-447	-398	49	12.3	-404
Income (Loss) after tax from discontinued operations	-	10	-10		-
Net income	**1,641**	**839**	**802**	**95.6**	**842**

(*) Figures restated on a consistent basis

The reclassified statement of income for the first half of 2006, set out in the table, highlighted **operating income** – made up of revenues, costs and valuation effects on ordinary operations - amounting to 4,061 million euro, with an approximately 27% growth rate with respect to the consistent figure for the first half of 2005, in relation to the already-mentioned higher

contribution of the caption dividends. Excluding the non-recurring portion of the caption, operating income would record an approximately 5% rise.
Breakdown by component of *net interest income*, 1,555 million euro, showed a slight increase on the figure for the first half of 2005 (+1.2%), as a combined effect of the diverse contributions of the single components. More specifically, net interest income with customers recorded a rise which reflected the positive trend, in terms of both volumes and spread, registered by the retail segment and a lower contribution of corporate customers, in relation to the interest rate trend in the segment. Also investments in financial activities rose, while interest on interbank relations decreased. The cost of funding via securities showed an expansion, also considering differentials on hedging derivatives, ascribable to both higher funds raised with this contract type and the rise in interest rates.
Lastly, net interest income includes fair value adjustments in hedge accounting, positive for 6 million euro (*ex* 15 million euro), that reflects the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.
Dividends (930 million euro), as already mentioned, made a significant contribution, mostly as a result of the dividend distributed by IHAM (704 million euro) on the gain realised from the sale of Nextra. Other significant distributed dividends referred to Intesa Mediofactoring (40 million euro), FriulAdria (33 million euro), Intesa Private banking (30 million euro), Setefi (23 million euro) and Intesa Leasing (20 million euro).
Net fee and commission income (-0.6% to 1,186 million euro) was in line with the first half of the previous year and was characterised by a practical stability of both the component referred to commercial banking activities and to management, dealing and consultancy. The latter included commissions on the placement of insurance products that continued to increase, and dealing commissions which was stable due to the success in placement of new products, such as Intesa Garanzia Attiva, a mutual fund with guaranteed capital, which almost offset the lower contribution of placement of third party bond issues.
Instead, *profits (losses) on trading*, which includes profits, losses and valuation effects on disposal of financial assets held for trading or profit or losses on financial assets available for sale, as well as dividends related to securities classified in such categories, highlighted, with 303 million euro, a considerable increase with respect to the 128 million euro of the first half of 2005, mostly ascribable to the positive trend of interest rate activities and to the stable contribution of equities. More specifically, interest rate activities generated a positive contribution of 33 million euro (*ex* -108 million euro) in part attributable to the recovery of a portion of credit risk adjustment on derivatives following lower volumes, while the contribution of equities – which includes the effects of disposal as well as valuation of certain equity stakes classified as held for trading – was stable at 182 million euro. Conversely, continuing the trend already evidenced in the previous quarter, decreases were recorded by profits on foreign exchange activities, though with far lower absolute values, (21 million euro, *ex* 38 million euro) while credit derivatives increased (28 million euro, *ex* -1 million euro). Profits on trading also include the recognition to the statement of income of profits and losses realised on financial assets available for sale and financial liabilities, which totalled 39 million euro (*ex* 16 million euro), mostly relative to the sale of private equity investments.
Other net operating income – which, in the reclassified statement of income, does not include the recoveries of expenses and taxes and duties, directly deducted from administrative expenses - amounted to 87 million euro (*ex* 72 million euro). The most significant amounts which make up the caption referred, among income, to consideration for services rendered to Group companies (84 million euro) and, among expenses, to amortisation of leasehold improvements (10 million euro).
The moderate rise in **operating costs**, which totalled 1,761 million euro (+1.8%), referred to personnel expenses and, to a lower extent, to administrative expenses. More specifically, personnel expenses posted a moderate increase (+1.5% to 1,021 million euro), as a result of lower costs due to the reduction in average headcount and higher charges mainly related to the provisions of the new national labour contract and to the wider use of atypical contracts. Administrative expenses (+0.7% to 575 million euro) recorded a modest increase – continuing the trend of the previous year – in relation to higher growth-related expenses. In presence of an overall downward trend in other expense captions, information technology, advertising and promotional expenses and training expenses increased, while especially general structure costs decreased. The rise recorded by adjustments to property, equipment and intangible assets

(approximately +8% to 165 million euro) reflected the increase in investments. On a quarterly basis, operating costs was slightly higher than the average of the previous quarters.

The trends of operating income and costs described above led to an **operating margin** of 2,300 million euro (approximately +57%). Excluding non-recurring income, operating margin would record an approximately 9% rise, while the relative cost/income ratio would be approximately 52%, improved by almost 2 points with respect to the first half of 2005.

Income before tax from continuing operations, at 2,088 million euro, highlighted an approximately 70% progress (approximately +13% net of non-recurring income). The figure was net of *net provisions for risks and charges* of 40 million euro, down with respect to the comparative figure (approximately -66%), due to the lower provisions required to adequately cover risks connected to legal disputes under way. Instead, *net adjustments to loans* rose up by approximately 50% to 215 million euro. More specifically, considering the various nonperforming loan categories, net adjustments referred to: doubtful loans for 119 million euro, substandard loans for 75 million euro, restructured loans for 3 million euro, and loans past due by over 180 days for 6 million euro. Collective measurement of performing loans, determined adjustments for 31 million euro, which permit to maintain a congruous coverage of performing loans. Lastly, valuation effects on guarantees and commitments was positive for 19 million euro. In the first half of 2005 net adjustments totalled 143 million euro.

Income before tax from continuing operations also reflected *net impairment losses on other assets* (1 million euro) as well as *profits on investments held to maturity and on other investments* (44 million euro), almost entirely made up of gains on sale of real estate (42 million euro); the caption includes net effects of disposal and valuation of equity investments (2 million euro).

After the registration of a tax charge of 447 million euro, *Net income* – as already illustrated above – highlighted, with 1,641 million euro, a growth rate exceeding 95% on the first half of 2005, which would in any case stand at approximately +12% excluding non-recurring income.

Reclassified balance sheet

(in millions of euro)

Assets	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Financial assets held for trading	37,059	38,776	-1,717	-4.4	38,892
Financial assets available for sale	2,910	2,575	335	13.0	2,771
Investments held to maturity	-	-	-		-
Due from banks	42,093	41,046	1,047	2.6	35,725
Loans to customers	107,091	104,022	3,069	3.0	110,567
Investments in associates and companies subject to joint control	11,888	11,798	90	0.8	11,568
Property, equipment and intangible assets	1,774	1,875	-101	-5.4	1,873
Tax assets	2,206	2,337	-131	-5.6	2,258
Non-current assets held for sale and discontinued operations	-	-	-		-
Other assets	3,758	4,165	-407	-9.8	4,151
Total Assets	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

Liabilities and Shareholders' Equity	30.06.2006	31.12.2005 restated (*)	Changes amount	Changes %	31.12.2005
Due to banks	34,429	33,141	1,288	3.9	33,182
Direct customer deposits	139,805	136,885	2,920	2.1	137,862
Financial liabilities held for trading	10,559	14,061	-3,502	-24.9	14,136
Tax liabilities	1,019	457	562		437
Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-		-
Other liabilities	6,349	5,611	738	13.2	5,728
Allowances for specific purpose	2,049	2,207	-158	-7.2	2,209
Share capital	3,613	3,596	17	0.5	3,596
Reserves	7,860	7,794	66	0.8	7,794
Valuation reserves	1,455	1,297	158	12.2	1,297
Net income	1,641	1,545	96	6.2	1,564
Total Liabilities and Shareholders' Equity	**208,779**	**206,594**	**2,185**	**1.1**	**207,805**

(*) Figures restated on a consistent basis

The tables above and the comments hereafter analyse the results recorded in the balance sheet as at 30th June 2006 compared to those of the end of 2005, restated to consider the changes occurred in the period.

For the purpose of a clearer and more immediate analysis of the balance sheet and financial situation, the condensed tables of assets and liabilities have been prepared via grouping of certain captions, which contain the following reclassifications:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of hedging derivatives and Fair value change of financial assets/liabilities in hedged portfolios in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Due to customers" and "Securities issued" in just one caption;
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate.

Main balance sheet aggregates, compared to the corresponding figures as at 31st December 2005, restated on a consistent basis as described above, highlighted **loans to customers** of 107,091 million euro, up by approximately 3%. The rise reflected the diverse trends recorded by the various contract types which make up the aggregate. More specifically, mortgages

continued to grow, confirming the trend showed for some time (47,757 million euro, +6.5%), and at the end of the first half of 2006 represented almost 45% of total loans to customers. Also advances and other loans rose (41,514 million euro, +7.5%) mostly as a result of hot money transactions of considerable amount. Such trends more than offset the decline in current accounts (approximately -12% to 12,621 million euro). Decreases were also recorded by repurchase agreements (1,196 million euro, approximately -45%) while securities underwritten at the time of issue for the purpose of financing the issuer (954 million euro, *ex* 795 million euro) increased, though from lower absolute values.

Including value of related fair value hedge derivatives connected to loans to customers, which as at 30th June amounted to 34 million euro (*ex* 23 million euro), as well as the fair value change of assets in hedged portfolios (-2 million euro as at 30th June 2006), the overall growth of total loans to customers would be 3%, whereas it would increase to approximately 4% excluding the lower contribution of repurchase agreements, which typically have a financial nature.

As regards loan quality, non-performing loans amounted to 3,049 million euro and highlighted, considered together, a 136 million euro decrease (-4.3%). More specifically, breakdown of this caption showed an increase in substandard loans (from 612 million euro to 733 million euro) ascribable to the inclusion of certain retail positions as well as to certain corporate positions previously classified as substandard. Substandard loans recorded a modest rise (from 2,113 million euro to 2,188 million euro) deriving from the transfer of positions previously recorded in loans past due, which posted a considerable drop with respect to the figure of the end of 2005 (from 460 million euro to 119 million euro). As at 30th June restructured loans amounted to 9 million euro.

As to performing loans (104,042 million euro, +3.2%), collective provisions of 492 million euro, determined based on the risk configuration of customers, guaranteed a 0.47% coverage (0.54% net of repurchase agreements and loans to subsidiaries). A further 107 million euro covered off-balance sheet risks.

Also **direct customer deposits**, 139,805 million euro, highlighted a progress with respect to the figure at the end of 2005 (+2.1%). Breakdown by contract type was as follows: current accounts recorded a moderate decline (-1.9% to 71,750 million euro), repurchase agreements an increase (approximately +31% to 6,472 million euro), securities issued rose significantly (+4.6% to 59,600 million euro), especially due to the higher recourse to such funding by branches abroad.

Including in the aggregate the net value of related fair value hedge derivatives, which as at 30th June 2006 amounted to 1,015 million euro (224 million euro at the end of 2005), total customer deposits would highlight a 2.7% rise.

The significant increase in **indirect customer deposits**, up by 2.8% to 209,477 million euro, was entirely ascribable to assets under administration and in custody (+4% to 181,079 million euro), which highlighted considerable contributions by institutional customers in addition to the growth, though more contained, of the retail segment. Assets under management – which, after the closing of the agreement with Crédit Agricole, represented less than 14% of total indirect customer deposits – posted instead a decrease with respect to the figure at the end of 2005 (-4% to 28,398), since the persisting growth of bancassurance products was not sufficient to offset the reduction in individual portfolio management schemes, which were still affected by the transfer of positions to Intesa Private Banking.

Financial assets held for trading, which comprise debt securities and equities held for trading, net of liabilities, totalled 26,500 million euro, with a 7.2% increase with respect to the end of 2005. The figure includes debt securities (26,497 million euro) and equities (1,659 million euro), that overall highlighted a positive change (+1.3%) determined by higher inventories of branches abroad (+9.6%). The fair value of debt securities and equities was positive whereas derivatives (-630 million euro, -40.5%) and other financial liabilities held for trading (-1,026 million euro, -49%) presented negative net values.

Financial assets available for sale totalled 2,910 million euro, 13% higher than the figure at the end of 2005, and comprised equity investments of 1,769 million euro (+16.2%), private equity investments of 312 million euro (+8.3%) and debt securities and equities amounting to 419 million euro (approximately –7%). Lastly, the caption also included 410 million euro (*ex* 314 million euro) of loans, attributable to portions of syndicated loans destined to be placed with third parties.

Equity investments, that amounted to 11,888 million euro, comprised controlling equity stakes for 9,945 million euro and associates or jointly controlled equity stakes for 1,595 million euro. The caption includes, in consideration of its peculiarity, the equity investment in the Bank of Italy, amounting to 348 million euro. The net increase with respect to the consistent figure as at 31st December 2005 (+90 million euro) was mainly ascribable to three new private equity investments (approximately 160 million euro), in addition to the aforementioned acquisition of 35% of Credit Agricole Asset Management SGR (25 million euro) and of the further stake in Banca CIS (80 million euro). Among decreases, in addition to the mergers of Intesa Gestione Crediti (-83 million euro) and Magazzini Generali (-24 million euro), the most significant amounts referred to the disposals of Lazard (-78 million euro) and International Sailing Boats (- 38 million euro).

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Auditors' review report on the interim Financial Statements as of and for the six months ended June 30,2006

[PAGE INTENTIONALLY LEFT BLANK]

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

AUDITORS' REVIEW REPORT ON THE INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Translation from the original Italian text)

To the Board of Directors of
Banca Intesa S.p.A.

1. We have reviewed the interim financial statements of Banca Intesa S.p.A. as of June 30, 2006 and for the six months ended, consisting of the balance sheet, the statement of income, the statement of changes in shareholders' equity and the statement of cash flows (the "Statements") and the related explanatory notes, prepared pursuant to article 2501 – quater of the Civil Code. These interim financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to issue this review report based on our review. We have also examined that part of the information included in the management's discussion and analysis of operations, solely for the purpose of evaluating its consistency with the remaining part of the interim financial statements.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. The review consisted mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied, through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities, and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim financial statements as we do in connection with reporting on our full scope audit of the annual financial statements.

3. With respect to the comparative data related to the financial statements of the preceding year, reference should be made to our audit report issued on April 3, 2006.

   The comparative data for the corresponding period of the preceding year were reviewed by us for the purposes of our review on the interim consolidated financial statements as of June 30, 2005 and for the six months ended.

4. Based on our review, we are not aware of any significant modifications that should be made to the Statements and the related explanatory notes, identified in paragraph 1. of this report, in order for them to be in conformity with International Accounting Standard no. 34.

Milan, October 23, 2006.

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona, partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

[PAGE INTENTIONALLY LEFT BLANK]

Parent Company's financial statements

Balance sheet

Assets		30.06.2006	31.12.2005	Changes amount	(euro) %
10.	Cash and cash equivalents	939,632,677	1,098,262,752	-158,630,075	-14.4
20.	Financial assets held for trading	37,058,824,937	38,892,358,404	-1,833,533,467	-4.7
30.	Financial assets designated at fair value through profit and loss	-	-	-	
40.	Financial assets available for sale	2,909,776,943	2,770,940,699	138,836,244	5.0
50.	Investments held to maturity	-	-	-	
60.	Due from banks	42,093,227,131	35,724,550,062	6,368,677,069	17.8
70.	Loans to customers	107,091,455,783	110,566,860,588	-3,475,404,805	-3.1
80.	Hedging derivatives	736,258,320	1,046,746,902	-310,488,582	-29.7
90.	Fair value change of financial assets in hedged portfolios (+/-)	-1,865,927	-	1,865,927	
100.	Equity investments	11,887,687,670	11,567,952,625	319,735,045	2.8
110.	Property and equipment	1,441,508,171	1,509,584,147	-68,075,976	-4.5
120.	Intangible assets	332,026,181	363,910,818	-31,884,637	-8.8
	of which				
	- goodwill	-	-	-	
130.	Tax assets	2,205,450,752	2,257,948,893	-52,498,141	-2.3
	a) current	*1,332,747,856*	*1,330,280,596*	*2,467,260*	*0.2*
	b) deferred	*872,702,896*	*927,668,297*	*-54,965,401*	*-5.9*
140.	Non-current assets held for sale and discontinued operations	-	-	-	
150.	Other assets	2,085,351,802	2,006,071,035	79,280,767	4.0
Total Assets		**208,779,334,440**	**207,805,186,925**	**974,147,515**	**0.5**

Balance sheet

Liabilities and Shareholders' Equity		30.06.2006	31.12.2005	Changes amount	(euro) %
10.	Due to banks	34,428,827,259	33,181,857,651	1,246,969,608	3.8
20.	Due to customers	80,204,664,424	80,888,292,273	-683,627,849	-0.8
30.	Securities issued	59,600,249,688	56,974,132,382	2,626,117,306	4.6
40.	Financial liabilities held for trading	10,559,346,289	14,136,495,966	-3,577,149,677	-25.3
50.	Financial liabilities designated at fair value through profit and loss	-	-	-	
60.	Hedging derivatives	1,718,996,576	1,319,875,491	399,121,085	30.2
70.	Fair value change of financial liabilities in hedged portfolios (+/-)	-	-	-	
80.	Tax liabilities	1,019,771,001	437,434,273	582,336,728	
	a) current	*820,449,829*	*294,502,693*	*525,947,136*	
	b) deferred	*199,321,172*	*142,931,580*	*56,389,592*	*39.5*
90.	Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-	
100.	Other liabilities	4,630,145,947	4,408,132,671	222,013,276	5.0
110.	Employee termination indemnities	870,108,930	860,556,793	9,552,137	1.1
120.	Allowances for risks and charges	1,178,431,657	1,347,388,863	-168,957,206	-12.5
	a) post employment benefits	*128,620,133*	*130,658,397*	*-2,038,264*	*-1.6*
	b) other allowances	*1,049,811,524*	*1,216,730,466*	*-166,918,942*	*-13.7*
130.	Valuation reserves	1,455,394,803	1,296,670,131	158,724,672	12.2
140.	Reimbursable shares	-	-	-	
150.	Equity instruments	-	-	-	
160.	Reserves	2,300,679,442	2,284,156,299	16,523,143	0.7
170.	Share premium reserve	5,559,073,485	5,509,782,422	49,291,063	0.9
180.	Share capital	3,613,001,196	3,596,249,721	16,751,475	0.5
190.	Treasury shares (-)	-	-	-	
200.	Net income (loss)	1,640,643,743	1,564,161,989	76,481,754	4.9
Total Liabilities and Shareholders' Equity		**208,779,334,440**	**207,805,186,925**	**974,147,515**	**0.5**

Statement of income

(euro)

		First half		Changes	
		2006	2005	amount	%
10.	Interest and similar income	3,641,076,181	3,126,657,531	514,418,650	16.5
20.	Interest and similar expense	-2,159,988,964	-1,603,183,094	556,805,870	34.7
30.	**Interest margin**	**1,481,087,217**	**1,523,474,437**	**-42,387,220**	**-2.8**
40.	Fee and commission income	1,316,908,108	1,329,203,721	-12,295,613	-0.9
50.	Fee and commission expense	-130,564,400	-125,666,703	4,897,697	3.9
60.	**Net fee and commission income**	**1,186,343,708**	**1,203,537,018**	**-17,193,310**	**-1.4**
70.	Dividend and similar income	1,042,731,834	494,139,847	548,591,987	
80.	Profits (Losses) on trading	197,945,852	-104,961,672	302,907,524	-
90.	Fair value adjustments in hedge accounting	5,720,889	15,360,046	-9,639,157	62.8
100.	Profits (Losses) on disposal or repurchase of	26,630,134	14,434,735	12,195,399	84.5
	a) loans	*-11,645,164*	*19*	*-11,645,183*	
	b) financial assets available for sale	*28,512,801*	*15,588,820*	*12,923,981*	*82.9*
	c) investments held to maturity	-	-	-	
	d) financial liabilities	*9,762,497*	*-1,154,104*	*10,916,601*	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120.	**Net interest and other banking income**	**3,940,459,634**	**3,145,984,411**	**794,475,223**	**25.3**
130.	Net losses / recoveries on impairment	-153,720,143	-114,865,126	38,855,017	33.8
	a) loans	*-171,358,551*	*-112,640,392*	*58,718,159*	*52.1*
	b) financial assets available for sale	*-1,226,730*	*-7,961,202*	*-6,734,472*	*84.6*
	c) investments held to maturity	-	-	-	
	d) other financial activities	*18,865,138*	*5,736,468*	*13,128,670*	
140.	**Net income from banking activities**	**3,786,739,491**	**3,031,119,285**	**755,620,206**	**24.9**
150.	Administrative expenses	-1,729,694,687	-1,683,389,225	46,305,462	2.8
	a) personnel expenses	*-1,042,395,747*	*-1,018,347,940*	*24,047,807*	*2.4*
	b) other administrative expenses	*-687,298,940*	*-665,041,285*	*22,257,655*	*3.3*
160.	Net provisions for risks and charges	-48,038,753	-124,008,022	-75,969,269	61.3
170.	Net adjustments to / recoveries on property and equipment	-76,109,613	-67,314,799	8,794,814	13.1
180.	Net adjustments to / recoveries on intangible assets	-88,772,127	-78,816,989	9,955,138	12.6
190.	Other operating expenses (income)	199,886,771	135,331,000	64,555,771	47.7
200.	**Operating expenses**	**-1,742,728,409**	**-1,818,198,035**	**-75,469,626**	**-4.2**
210.	Profits (Losses) on equity investments	1,139,269	28,604,601	-27,465,332	96.0
220.	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
230.	Goodwill impairment	-	-	-	
240.	Profits (Losses) on disposal of investments	42,493,392	5,482,847	37,010,545	
250.	**Income (Loss) before tax from continuing operations**	**2,087,643,743**	**1,247,008,698**	**840,635,045**	**67.4**
260.	Taxes on income from continuing operations	-447,000,000	-404,343,000	42,657,000	10.5
270.	**Income (Loss) after tax from continuing operations**	**1,640,643,743**	**842,665,698**	**797,978,045**	**94.7**
280.	Income (Loss) after tax from discontinued operations	-	-	-	
290.	**Net income (loss)**	**1,640,643,743**	**842,665,698**	**797,978,045**	**94.7**

Changes in shareholders' equity as at 30th June 2006

(in millions of euro)

	First half 2006												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally required revaluations	other				
AMOUNTS AS AT 1.1.2006	3,111	485	5,510	2,199	85	336	-26	987	-	-	-	1,564	14,251
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves				22								-22	-
Dividends and other allocations (1)												-1,542	-1,542
CHANGES IN THE PERIOD													
Changes in reserves				-5		51	107						153
Operations on shareholders' equity													
Issue of new shares	17		49										66
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options													-
Net income (loss) for the period												1,641	1,641
SHAREHOLDERS' EQUITY AS AT 30.06.2006	3,128	485	5,559	2,216	85	387	81	987	-	-	-	1,641	14,569

(1) The caption includes dividends and the amount attributable to the Allowances for charitable contributions

Changes in shareholders' equity as at 30th June 2005

(in millions of euro)

	First half 2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
AMOUNTS AS AT 1.1.2005	3,076	485	5,406	1,618	85	169	-6	987	-	-	-	1,309	13,129
ALLOCATION OF NET INCOME *OF THE PREVIUOS YEAR*													
Reserves				572								-572	-
Dividends and other allocations [(1)]												-737	-737
CHANGES IN THE PERIOD													
Changes in reserves				1		79	-57						23
Operations on shareholders' equity													
Issue of new shares	35		104										139
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options				4									4
Net income (loss) for the period												842	842
SHAREHOLDERS' EQUITY AS AT 30.06.2005	3,111	485	5,510	2,195	85	248	-63	987	-	-	-	842	13,400

(1) The caption includes dividends and the amount attributable to the Allowances for charitable contributions

Statement of cash flows

(in millions of euro)

	30.06.2006	30.06.2005
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**1,894**	**1,591**
- net income (-/+)	1,641	842
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	261	105
- gains/losses on hedging activities (-/+)	-6	-15
- net losses/recoveries on impairment (+/-)	235	157
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	165	146
- net provisions for risks and charges and other costs/revenues (+/-)	103	214
- taxes and duties to be settled (+)	449	406
- net adjustments to/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-954	-264
2. Cash flow from / used in financial assets	**-2,779**	**-3,228**
- financial assets held for trading	1,456	-2,296
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-284	178
- due from banks: repayable on demand	-982	-6,214
- due from banks: other	-65	5,764
- loans to customers	-3,322	-998
- other assets	418	338
3. Cash flow from / used in financial liabilities	**1,443**	**2,004**
- due to banks: repayable on demand	501	-559
- due to banks: other	788	2,824
- due to customers	294	268
- securities issued	2,627	-119
- financial liabilities held for trading	-3,502	-683
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	735	273
Net cash flow from (used in) operating activities	**558**	**367**
B. INVESTING ACTIVITIES		
1. Cash flow from	**1,095**	**385**
- sales of equity investments	127	133
- dividends collected on equity investments	920	252
- sales of investments held to maturity	-	-
- sales of property and equipment	48	-
- sales of intangible assets	-	-
- sales of subsidiaries and business branches	-	-
2. Cash flow used in	**-335**	**-292**
- purchases of equity investments	-225	-198
- purchases of investments held to maturity	-	-
- purchases of property and equipment	-53	-50
- purchases of intangible assets	-57	-44
- purchases of subsidiaries and business branches	-	-
Net cash flow from (used in) investing activities	**760**	**93**
C. FINANCING ACTIVITIES		
- issues / purchases of treasury shares	-	-
- share capital increases	66	139
- dividend distribution and other	-1,543	-737
Net cash flow from (used in) financing activities	**-1,477**	**-598**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-159**	**-138**
RECONCILIATION		
Cash and cash equivalents at beginning of period	1,098	970
Net increase (decrease) in cash and cash equivalents	-159	-138
Cash and cash equivalents: foreign exchange effect	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**939**	**832**

LEGENDA: (+) from (–) used in

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Notes to the Parent Company's financial statements

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Part A – Accounting policies

A.1 - GENERAL CRITERIA

DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

As set forth by Legislative Decree 38 of 28th February 2005, the financial statements *ex* art. 2501- *quater* of the Italian Civil Code, has been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.

In the preparation of the present financial statements, the IAS/IFRS principles in force as at 30th June 2006 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission and, in particular, reference is made to IAS 34. With respect to the principles endorsed as at 31st December 2005 it must be noted, with reference to issues applicable to banking activities, that IFRS 7 (Financial Instruments: disclosures) has been endorsed (Regulation EC 108/2006). As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed.

Reconta Ernst & Young S.p.A. reviewed the balance sheet situation *ex* art. 2501- *quater* of the Italian Civil Code.

GENERAL PREPARATION PRINCIPLES

The financial statements as at 30th June 2006 is made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows and the Notes to the Parent Company's financial statements; the comments on Banca Intesa's operations have also been included.

The amounts indicated in the Parent Company's financial statements and in the Notes to the Parent Company's financial statements are expressed in millions of euro.

The Parent Company's financial statements and the Notes to the Parent Company's financial statements present, in addition to figures for the reference period, the correspondent comparative figures. In particular, the Balance sheet is compared to figures as at 31st December 2005 while the Statement of income is compared to figures as at 30th June 2005.

With regard to presentation of comparative figures the changes in the compulsory forms published by the Bank of Italy with Circular 262/2005 have been considered.

The accounting principles adopted in the preparation of the financial statements as at 30th June 2006 for classification, recognition, measurement and derecognition of asset and liability captions, and the means of recognition of revenues and costs, have remained unchanged with respect to those adopted for the Annual report 2005.

SIGNIFICANT SUBSEQUENT EVENTS

On 28th July, the international agency Fitch upgraded Banca Intesa's long-term debt rating to AA- from A+ and short-term debt rating to F1+ from F1. The outlook is stable. At the end of August, following the announcement of the approval of the guidelines of the merger project between Gruppo Intesa and Gruppo Sanpaolo IMI hereafter described, Standard & Poor's placed Banca Intesa's A+ long-term and A-1 short-term debt ratings on CreditWatch with positive implications.

Banca Intesa's Board of Directors held last 26th August approved the guidelines of the Merger project with Sanpaolo IMI. Information relative to that operation are included in the

documentation prepared pursuant to articles 2501 – *ter* and 2501 – *quinquies* of the Italian Civil Code.
The Board of Directors held on 25th July 2006 approved the Code of Ethics and the Social and Environmental Report 2005. These documents, together with the Internal Social and Environmental Responsibility Guidelines and the adoption of the international protocols Global Compact, UNEP Finance Initiative issued by the UN and the Equator Principles of the International Finance Corporation of World Bank, complete another phase in the programme for the definition of social and environmental responsibility commenced by Banca Intesa some years ago.

A. 2 – MAIN FINANCIAL STATEMENT CAPTIONS

This chapter presents the Accounting principles adopted in the preparation of the present document. The illustration of accounting principles adopted by the Banca Intesa refers to the following phases: classification, recognition, measurement and derecognition of asset and liability captions. For each of these phases the description of related economic effects, if significant, is also indicated.

1. Financial assets held for trading

Classification criteria

This category includes debt securities and equities and the positive value of derivative contracts held for trading. Derivative contracts also include those embedded in combined financial instruments which are subject to separate accounting when:

- their characteristics and risks are not closely related to the characteristics of the host contract;
- embedded instruments, even though separate, fully meet the definition of derivative;
- combined instruments are not measured at fair value with changes in fair value recognised through profit and loss.

Recognition criteria

Initial recognition of financial assets occurs at settlement date, for debt securities and equities and at trade date for derivative contracts.

On initial recognition, financial assets held for trading are recorded at fair value, without considering transaction costs or revenues directly attributable to the instrument.

Any embedded derivatives in combined financial instruments not directly connected to the latter and with the characteristics to meet the definition of derivative are recorded separately from the host contract at fair value.

Measurement criteria

After initial recognition financial assets held for trading are recorded at fair value. The effects of the application of this measurement criterion are recorded in the statement of income.

For the determination of the fair value of financial instruments quoted on active markets, market quotes are used. If the market for a financial instrument is not active, standard practice estimation methods and valuation techniques are used which consider all the risk factors correlated to the instruments and that are based on market elements such as: valuation of quoted instruments with the same characteristics, calculation of discounted cash flows, option pricing models, recent comparable transactions, etc. Equities and derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value according to the guidelines listed above, are maintained at cost.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

2. Financial assets available for sale

Classification criteria

The present category includes the non-derivative financial assets that do not fall within any of the other categories such as Loans, Financial assets held for trading or Investments held to maturity.

In particular, this caption is made up of i) bonds which are not held for trading and which are not included in Investments held to maturity or in Loans, ii) equity investments which are not held for trading and do not qualify as investments in subsidiaries, associates or entities subject to joint control, including private equity investments and private equity funds, as well as iii) the portions of syndicated loans that, from inception, are destined for sale.

Recognition criteria

Initial recognition of the financial asset occurs at settlement date for debt securities and equities and at disbursement date for loans.

On initial recognition, assets are recorded at fair value, including transaction costs and revenues directly attributable to the instrument. If, in the cases provided for by accounting principles, recognition occurs following the reclassification of Investments held to maturity, recognition value is represented by fair value at the time of transfer.

Measurement criteria

After initial recognition, Financial assets available for sale are measured at fair value, through the registration in the statement of income of the value corresponding to amortised cost, while gains or losses deriving from a change in fair value are recorded in a specific reserve in shareholders' equity, until the financial asset is derecognised or a permanent loss occurs. On the sale of the financial asset or on recognition of a loss, the cumulated profit or loss must be reversed, all or in part, to the statement of income.

Fair value is determined on the basis of criteria already illustrated for financial assets held for trading.

Equities included in this category and any derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value, are maintained at cost.

Financial assets available for sale are assessed to identify if they show objective evidence of a decline in fair value.

If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate, or through specific valuation methodologies as concerns equities.

If the reasons for impairment cease to exist, following an event which occurred after the registration of the impairment, value recoveries are posted through the statement of income in the case of loans or debt securities, and through shareholders' equity in the case of equities. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.

Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

3. Investments held to maturity

Classification criteria

Debt securities with fixed or determinable payments and fixed maturity, which the entity has the positive intention and ability to hold to maturity, are classified in this category. If following a change in intention or in ability it is no longer appropriate to maintain an investment as "held to maturity", this is reclassified in Financial assets available for sale.

Recognition criteria

Initial recognition of financial assets occurs at settlement date.
On initial recognition financial assets classified in the present category are recorded at fair value, inclusive of any costs and revenues directly attributable to the asset. If inclusion in this category occurs following the reclassification of Financial assets available for sale, the fair value of the asset at the date of reclassification is used as the new amortised cost of the asset.

Measurement criteria

After the initial recognition, Investments held to maturity are valued at amortised cost, using the effective interest method.
Profits or losses referred to investments held to maturity are recorded in the statement of income when assets are derecognised or impaired, and through the amortisation process of the difference between book value and the value reimbursable at maturity.
Investments held to maturity are assessed to identify if they show objective evidence of possible impairment.
If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recorded in the statement of income.
If the reasons for impairment cease to exist following an event which occurred after the registration of impairment losses, value recoveries are posted through the statement of income. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria

Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.
Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

4. Loans

Classification criteria

Loans include loans to customers and due from banks, both disbursed directly and acquired by third parties, which entail fixed or in any case determinable payments, which are not quoted on an active market and which are not classified at inception in Financial assets available for sale.
The caption Loans to customers also includes commercial loans, repurchase agreements with the obligation to resell at a later date, and securities underwritten at issue or via private placements, with determined or determinable payments, not quoted in active markets.

Recognition criteria

Initial recognition of a loan occurs at date of subscription of the contract that normally coincides with disbursement date, based on the fair value of the financial instrument, equal to the amount disbursed or subscription price, inclusive of the costs/revenues directly attributable to the single loan and determinable from inception, even when settled at a later date. Costs that, even with the aforementioned characteristics, are reimbursed by the borrower or are classifiable as normal internal administrative costs are excluded.

Measurement criteria

After initial recognition, loans are measured at amortised cost, equal to initial value increased/decreased by principal repayments, adjustments/recoveries and amortisation – calculated applying the effective interest method – of the difference between amount disbursed and amount to be reimbursed at maturity, typically attributable to the costs/revenues directly connected to the single loan. The effective interest rate is the rate that exactly discounts estimated future cash payments of the loan, for principal and interest, to the amount disbursed inclusive of the costs/revenues attributable to the loan. This measurement method uses a financial approach and enables to distribute the economic effect of the costs/revenues through the expected residual life of the loan.

The amortised cost method is not used for loans whose short maturity implies that the application of the discounting approach leads to immaterial effects. Such loans are recorded at historical cost. An analogous measurement criterion is applied to loans with unspecified maturity or with notice period.

Loans are reassessed for the purpose of identifying those which, due to events occurred after initial recognition, show objective evidence of possible impairment. These include doubtful loans, substandard, restructured or past due loans according to the current rules issued by the Bank of Italy, consistent with IAS/IFRS regulations.

Such non-performing loans are subject to an individual assessment process and the adjustment of each loan is equal to the difference between carrying value at the time of valuation (amortised cost) and present value of expected future cash flows, calculated applying the original effective interest rate.

Forecasted future cash flows consider expected recovery times, presumed recoverable amount of any guarantees as well as costs which it is deemed will be sustained for the recovery of the exposure.

The original effective rate of each loan remains unchanged over time even though the relationship has been restructured with a variation of the contractual interest rate and even though the relationship, in practice, no longer bears contractual interest.

The adjustment is recorded in the statement of income.

The original value of loans is reinstated in subsequent periods to the extent that the reasons which had led to the impairment cease to exist, provided that such valuation is objectively attributed to an event which occurred subsequent to the impairment. The recovery is recorded in the statement of income and must not lead carrying amount of the loan to exceed amortised cost had no impairment losses been recognised in previous periods.

Recoveries on impairment include time value effects.

Loans for which no individual evidence of impairment exists are subject to collective measurement. This measurement occurs for groups of loans with the same credit risk characteristics and the relevant percentage losses are estimated considering historical loss data, based on objective elements observable at measurement date, which enable to estimate the intrinsic loss for each loan category. The valuation also considers the risk of the borrower's Country of residence.

Collective adjustments are recorded in the statement of income.

Derecognition criteria

Loans sold are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the loans. Conversely, if a significant part of the risks and rewards relative to the sold loans is maintained, they continue to be recorded in assets, even though their ownership has been transferred.

In case it is not possible to ascertain the substantial transfer of risks and rewards, the loans are derecognised where no control over the loans has been maintained. If this is not the case, when, even partial, control is maintained, then the loans continue to be recognised for the

entity's continuing involvement, measured by the exposure to changes in value of loans sold and to variations in the relevant cash flows.
Lastly, loans sold are derecognised if the entity retains the contractual rights to receive the cash flows of the loan, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

5. Financial assets measured at fair value

Banca Intesa decided not to adopt the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss financial assets other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, exclusively financial assets held for trading, those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

6. Hedging transactions

Types of hedges

Hedging transactions are aimed at neutralising potential losses on a specific item or group of items, attributable to a certain risk, if such risk should actually occur.
The following three types of hedging transactions are used:

- fair value hedge, which has the objective of covering exposure to changes in the fair value of one or more captions in the balance sheet attributable to a specific risk. This type of hedge is mainly used for the specific hedging of market risk on fixed rate or structured bond issues; furthermore, fair value macrohedging has been activated for the purpose of hedging the risk of changes in fair value of the coupons of floating rate mortgages granted, risk to which the bank is exposed from the date in which the coupon is set to the date of liquidation of the instalment;
- cash flow hedge, which has the objective of covering exposure to variability in future cash flows attributable to particular risks associated with balance sheet captions. This type of hedge is used to stabilise the interest flow on variable rate funding to the extent that the latter finances fixed rate investments;
- hedges of net investments in foreign currency, which refer to the coverage of the risks of net investments in foreign operations expressed in foreign currency.

Only hedging transactions which involve counterparties outside the Group may qualify for hedge accounting.

Measurement criteria

Hedging derivatives are measured at fair value; in particular:

- in the case of fair value hedges, the change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument. Offsetting is recognised via the registration in the statement of income of the gains and losses referred to both the hedged item (as concerns the variations produced by the underlying risk factor), and the hedging instrument. Any difference, which represents the partial ineffectiveness of the hedge, is therefore the net economic effect;
- in the case of cash flow hedges, changes in fair value of the derivative are recorded in equity, for the effective portion of the hedge, and these are registered in the statement of income only when, with reference to the hedged item, there is a variation in the flows to be offset or if the hedge is ineffective;
- hedges of net investments in foreign currency are treated in the same way as cash flow hedges.

Derivatives are designated as hedging instruments if there is formal designation and documentation of the hedging relationship between the hedged item and the hedging instrument and if this is effective at inception and prospectively over the entire period of the hedge.
The effectiveness of the hedge depends on the extent to which changes in the fair value of the hedged item or the relating expected cash flows are offset by those of the hedging instrument.

Therefore, effectiveness is appraised by comparing the aforementioned changes, considering the intent pursued by the entity at the time in which it entered the hedging transaction.
A hedge is effective when the variations in fair value (or cash flows) of the hedging financial instrument almost completely neutralise, that is in the limits set out by the 80-125% range, the changes in the fair value of the hedged item, for the type of risk being hedged.
Effectiveness is assessed at every close of annual or interim financial statements using:

- *prospective tests,* which justify the application of hedge accounting, since these prove the expected effectiveness of the hedge;
- *retrospective tests,* which highlight the degree of hedge effectiveness reached in the period to which they refer. In other words, they measure to what extent results achieved differ from perfect hedging.

If such assessments do not confirm hedge effectiveness, from that moment hedge accounting is discontinued, the derivative is reclassified in instruments held for trading and the hedged item is measured on the basis of its classification in the balance sheet.

7. Equity investments

Classification criteria
The caption includes investments in subsidiaries, associates and companies subject to joint control.
Companies are considered subsidiaries when the Parent Company, directly or indirectly, holds more than half of the voting rights or when it has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time by the Parent Company.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore, a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is subject to significant influence, when Banca Intesa holds at least 20% of voting rights (including "potential" voting rights as described above) or when – despite a lower percentage of voting rights - it has the power of participating in the determination of the financial and management policies of the company due to specific juridical relations, such as the participation to voting syndicates.
Certain companies in which Banca Intesa holds a stake exceeding 20% are not considered subject to significant influence since it solely has economic rights on a portion of the returns generated by the investment, but does not have access to management policies and may exercise governance rights limited to the safeguard of its economic interests.
The caption also includes, in consideration of its peculiarity, the equity stake in Bank of Italy.

Recognition criteria
Equity investments are recognised at settlement date. On initial recognition equity investments are recorded at cost, inclusive of the costs or income directly attributable to the transaction.

Measurement criteria
Equity investments are measured at cost, which may be adjusted if permanent losses are deemed to have occurred. If there is evidence of impairment, recoverable amount of the investment is estimated, considering the present value of the future cash flows which may be generated by the investment, included the final disposal value.
If recoverable amount is lower than carrying value, the difference is recorded in the statement of income.
If the reasons for impairment are removed following an event subsequent to the registration of impairment, recoveries are recorded in the statement of income.

Derecognition criteria
Investments in associates and companies subject to joint control are derecognised when the

contractual rights to the cash flows from the assets expire or when the investment is sold transferring substantially all the risks and rewards connected to the assets.

8. Property and equipment

Classification criteria

Property and equipment include land, buildings used in operations, investment property, technical plants, furniture and fittings and any type of equipment.

They are tangible items that are held for use in the production or supply of goods or services, for rental to third parties and are expected to be used during more than one period.

The caption also includes the goods used in finance lease contracts, even though the ownership remains in the books of the lessor.

Recognition criteria

Property and equipment are initially measured at cost which comprises in addition to their purchase price any costs directly attributable to the purchase and required for them to be operational.

Extraordinary maintenance expenses which lead to a rise in future economic benefits, increase the value of assets, while other ordinary maintenance costs are recorded in the statement of income.

Measurement criteria

Property and equipment, including investment buildings, are measured at cost, net of depreciation and impairment losses.

Property and equipment are systematically depreciated, adopting the straight-line method over their useful life, indicated below with reference to the main equipment categories: furniture, ordinary office equipment, fittings, plants and any type of equipment: 8 years; bullet-proof bank counters: 6 years; alarm systems, video filming appliances: 4 years; motor vehicles, information technology appliances and electronic equipment: 3 years. Depreciable amount is represented by the cost of the good since the residual value at the end of the depreciation period is not deemed to be significant.

Buildings are depreciated for a portion equal to 3% per year, deemed to be fit to represent their deterioration over time following their use, considering extraordinary maintenance expenses, which are recognised in carrying value of the assets.

The following are not depreciated:

- land, irrespectively of whether acquired individually or embedded in the value of buildings, since it has an indefinite useful life. If its value is incorporated in the value of the building, by applying a component approach, land is considered separable from the building; the division between the value of the land and that of the building is calculated on the basis of a specific independent expert opinion solely for entire buildings owned by the Bank for which the Company has the full use of the land;
- works of art, since the useful life of a work of art cannot be estimated and its value is normally destined to increase over time.

If there is some evidence that an asset may have been impaired, carrying value of the asset and its recoverable amount are compared. Any impairment losses are recorded in the statement of income.

If the reasons for impairment cease to exist, a value recovery is recorded which may not exceed the value that the asset would have had, net of depreciation determined in absence of previous impairments.

Derecognition criteria

Property and equipment are derecognised from the balance sheet on disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

9. Intangible assets

Classification criteria
Intangible assets are recognised as such if they may be identified and stem from legal or contractual rights. Intangible assets include software.

Recognition and measurement criteria
Intangible assets are recognised at cost, adjusted for any accessory charges only if it is probable that the future economic benefits attributable to the assets are realised and if the cost of the asset may be reliably determined. If this is not the case the cost of the intangible asset is recorded in the statement of income in the year in which it was sustained.
The cost of intangible assets is amortised in a straight line based on the intangible's useful life which, for application software, does not exceed five years.
If there is any indication that shows that an asset may have suffered impairment losses, the asset's recoverable amount is estimated. The impairment loss, which is recorded in the statement of income, is equal to the difference between the book value of the assets and the recoverable amount.

Derecognition criteria
Intangible assets are derecognised from the balance sheet on disposal and if no future economic benefits are expected.

10. Non-current assets held for sale and discontinued operations and related liabilities

Non-current assets/liabilities for which a disposal process has commenced and for which disposal is deemed to be extremely probable are recorded in assets under Non-current assets held for sale and discontinued operations and in liabilities under Liabilities associated with non-current assets held for sale and discontinued operations. Such assets/liabilities are measured at the lower between carrying value and their fair value less costs to sell.
The income and charges (net of tax impact) attributable to non-current assets held for sale and discontinued operations or recorded as such in the year are recognised in the statement of income in a separate caption.

11. Current and deferred tax

Banca Intesa records the impact of current and deferred tax applying the tax rates in force. Income taxes are recorded in the statement of income with the exception of those relative to items directly debited or credited in equity.
The provision for income taxes is determined with reference to a prudent estimate of current and deferred taxation. In particular, deferred tax assets and liabilities are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.
Deferred tax assets, relative to deductible temporary differences or to future tax benefits deriving from the possibility of carried forward tax losses, are recognised to the extent that they have a high probability of recovery, based on the continuing capacity to generate taxable income in future years of Banca Intesa and companies participating to the so-called "national fiscal consolidation".
Deferred tax liabilities have been fully accounted for, with reference to all temporary taxable differences, with the sole exception of shareholders' equity reserves subject to a suspended tax regime, since the size of the available reserves which have already been taxed, leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.
Deferred tax assets and liabilities are accounted for in the balance sheet with open balances and without offsetting effects, the former in the Tax assets caption and the latter in the Tax liabilities caption.
Deferred tax assets and liabilities are systematically reviewed considering any changes in fiscal regulations or tax rates and the situation of the company.

12. Allowances for risks and charges

Post employment benefits

Inside-Company post employment benefits are set up based on internal agreements and qualify as defined benefit plans. Liabilities related to such plans and the relative cost of current service are determined on the basis of actuarial assumptions based on the Projected unit credit method. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates. The present value of the liability at the reference date of the financial statements is also adjusted by the fair value of any plan assets.
Actuarial profits and losses are recognised in the statement of income, on the basis of the "corridor approach" only for the part of profits and losses which are not recorded at the end of the previous period which exceeds the higher between 10% of the present value of the defined benefit obligation and 10% of fair value of plan assets; this excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan or in the year in the case of retired personnel.

Other allowances

Other allowances for risks and charges record provisions related to obligations legal or connected to labour relationships or to litigations, also fiscal, originated from a past event for which a disbursement will probably arise to settle the obligations, provided that the amount of the disbursement may be estimated reliably.
Where time value is significant, provisions are discounted using current market rates. Provisions and increases due to time value are recorded in the statement of income.
The caption also includes long-term benefits to employees, whose charges are determined with the same actuarial criteria described for post employment benefits. Actuarial profits and losses are all immediately recognised in the statement of income.

13. Payables and securities issued

Classification criteria

Due to banks, Due to customers and Securities issued include various forms of funding on the interbank market and with customers, repurchase agreements with commitment to repurchase and funding via certificates of deposit, bonds issued and other funding instruments in circulation, net of any amounts repurchased.
It also includes the payables recorded by the Bank in the capacity of lessee in finance lease transactions.

Recognition criteria

Initial recognition of such financial liabilities occurs at the date of subscription of the contract, which normally coincides with the time of collection of the sums deposited or the issue of debt securities.
Initial recognition is based on the fair value of the liabilities, normally equal to the amount collected or the issue price, increased by any additional charges/revenues directly attributable to the single funding or issuing transaction. Internal administrative costs are excluded.

Measurement criteria

After initial recognition, financial liabilities are measured at amortised cost with the effective interest method.
An exception is made for short-term liabilities, where time value is immaterial, which are stated at collected amount.

Derecognition criteria

Financial liabilities are derecognised from the balance sheet when they have expired or extinguished. Derecognition also occurs for repurchase of previously-issued bonds. The difference between book value of the liability and amount paid for repurchase is recorded in the statement of income.

Placement of own securities, subsequently to their repurchase, is considered a new issue with recognition at the new placement price.

14. Financial liabilities held for trading

The caption includes the negative value of fair value measurement of derivatives held for trading as well as the negative value of embedded derivatives in combined contracts but which are closely correlated to the latter. It also includes liabilities determined by short selling generated by securities trading activities.

All financial liabilities held for trading are measured at fair value through profit and loss.

15. Financial liabilities designated at fair value through profit and loss

Banca Intesa decided not to adopt the so-called "fair value option", in the 2005 financial statements, that is, it did not avail itself of the possibility of measuring at fair value through profit and loss, financial liabilities other than those which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, only financial liabilities held for trading and those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

16. Foreign currency transactions

Initial recognition

Foreign currency transactions are recorded, on initial recognition, in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

Reporting at subsequent balance sheet dates

At every close of annual or interim financial statements, captions in foreign currency are measured as follows:

- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction;
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised through profit and loss in the period in which they arise.

When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised through profit and loss, any exchange component of that gain or loss is recognised through profit and loss.

17. Other information

Treasury shares

Any treasury shares held are directly deducted from equity. Similarly, their original cost and the profits or losses deriving from their subsequent sale are recorded in equity.

Leasehold improvements

The costs sustained for restructuring property belonging to third parties are capitalised in consideration of the fact that for the duration of the rental contract the using company has

control of the assets and may receive their future economic benefits. Such costs, recorded in Other assets as provided for by the instructions of the Bank of Italy, are amortised over a period which must not exceed the duration of the rental contract.

Employee termination indemnities
Employee termination indemnities are recorded based on their actuarial value.
For the purposes of defining actuarial value, the Projected unit credit method is used. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates, weighted based on percentage amount paid and advanced, for each maturity with respect to the total to be paid and advanced until the expiry of the entire obligation.
Costs to service the plan are accounted for in personnel costs as the net provisions made, provisions accrued in previous years and not yet accounted for, accrued interest and actuarial gains and losses. The latter are recorded using the "corridor approach" that is as the excess cumulated actuarial gains/losses, recorded at the end of the previous period with respect to 10% of present value of the defined benefit obligation. This excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan.

Provisions for guarantees and commitments
Provisions made on an individual and collective basis, relative to estimated possible disbursements connected to credit risk relative to guarantees and commitments, determined applying the same criteria set out above with respect to loans, are recorded under Other liabilities, as set out by the Instructions of the Bank of Italy.

Share-based payments
Share-based payments are recorded in the statement of income, with a corresponding increase in shareholders' equity, on the basis of the fair value of financial instruments attributed at assignment date, dividing the charge over the period set forth by the plan.
In the case of options, the fair value is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free interest rate, as well as the specific characteristics of the plan. The pricing model values the option and the probability of realisation of the condition on the basis of which the options have been assigned. The combination of the two values supplies the fair value of the assigned instrument.
Any decrease in the number of financial instruments granted is accounted for as a cancellation of such instruments.

Recognition of revenues
Revenues are recognised when they are collected or, in case of sale of goods or products, when it is probable that the economic benefits will be received and these benefits may be measured reliably, in case of services, when these have been rendered. In particular:
- interest is recognised on accrual on the basis of the contractual interest rate or the effective interest rate in the case of application of amortised cost;
- overdue interest, which may be provided for by the relevant contracts is recorded in the statement of income solely at the time of collection;
- dividends are posted in the statement of income when their distribution is approved;
- commission income from services is recorded, on the basis of the existence of contractual agreements, in the period in which the services have been rendered;
- revenues from the sale of financial instruments, determined by the difference between transaction price and the fair value of the instrument are recognised in the statement of income at the time of the transaction if the fair value is determinable with reference to parameters or transactions recently closed on the same market. If such values are not easily observable or present a reduced liquidity, the financial instrument is recognised at a value equal to the price of the transaction, net of the commercial margin; the difference with respect to the fair value is recorded in the statement of income during the life of the

transaction via a progressive reduction, in the valuation model, of the corrective factor connected to the scant liquidity of the instrument;

- revenues deriving from the sale of non-financial assets are recorded at the date of sale, unless Banca Intesa has maintained most of the risks and rewards related to the asset.

Fair value measurement

The fair value is the amount for which an asset may be exchanged or a liability settled between knowledgeable, willing counterparties in an arm's length transaction. Underlying the definition of fair value is a presumption that an entity is a going concern without any need to liquidate or curtail materially the scale of its operations or to undertake a transaction on adverse terms. Fair value reflects the credit quality of the instrument since it incorporates counterparty risk.

Financial instruments

For financial instruments the fair value is determined through the use of prices obtained from financial markets in the case of instruments quoted on active markets or via internal valuation techniques for other financial instruments.

A market is regarded as active if quoted prices, representing actual and regularly occurring market transactions considering a normal reference period, are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency. The following instruments are considered quoted on an active market which respects the characteristics indicated above: mutual funds, spot exchange rates, futures, options, and equities listed on a regulated market and bonds for which it is possible to continuously derive at least a bid and ask price on a quotation service with a bid-ask spread under an interval deemed to be congruous. Lastly, also hedge funds are considered quoted on an active market if these provide for a monthly liquidation of the quotas or, if they do not, if they present liquidability conditions no higher than four months. Conversely, all other securities, derivatives and hedge funds which do not fall in the categories described above are not considered quoted on an active market.

For financial instruments quoted on active markets the current bid price is used for financial assets and the current asking price for financial liabilities, struck on the most advantageous active market to which Banca Intesa had access at the close of the reference period.

For financial instruments for which the bid-ask spread is scarcely significant or for financial assets and liabilities with offsetting market risks, mid-market prices are used (again referred to the last day of the reference period) instead of the bid or ask price.

In case of absence of an active and liquid market the fair value of financial instruments is mostly determined via the use of valuation techniques which have the objective of establishing the price of a hypothetical arm's length transaction, motivated by normal business considerations, at measurement date. Valuation techniques incorporate all factors that market participants consider in setting a price: time value using the risk free rate, insolvency risk, prepayment and surrender risk, volatility of the financial instrument, as well as, if relevant, foreign exchange rates, raw material prices and stock prices.

In presence of high risk or parameters which are not directly observable on the market for more innovative financial products, the fair value desumed from valuation techniques is prudentially decreased through the application of a correction factor, determined on the basis of the degree of complexity of the valuation model used and the liquidity of the financial instrument. Since liquidity risk tends to decrease as the instrument reaches maturity, the aforementioned correction factor is multiplied by a number which decreases on the basis of the financial product's residual life.

The valuation technique defined for a financial instrument is adopted over time and is modified only following significant changes in market conditions or the subjective conditions related to the issuer of the financial instrument.

As concerns bonds and derivatives, valuation techniques have been defined and refer to current market values of similar instruments, to the time value and to option pricing models, marginally referring to the specific elements of the entity being valued and considering the parameters desumable from the market. The identification and application of the latter is carried out on the basis of the liquidity, depth and observability of reference markets. When using a calculation model, the need to make an adjustment to incorporate counterparty credit risk is considered.

In particular, bonds are measured by discounting future cash flows provided for in the contract, adjusted to consider issuer risk.
For derivatives, in consideration of their number and complexity, a systematic reference framework has been developed which represents the common elements (calculation algorithms, processing models, market data used, basic assumptions of the model) that are used to measure all categories of derivatives.
For equities a hierarchy and an order of valuation techniques have been developed which considers: direct transactions, that is significant transactions on the stock registered in a time frame considered to be sufficiently short with respect to measurement date and in constant market conditions, comparable transactions of companies operating in the same sectors and offering products/services similar to those of the equity investment to be measured, the application of average significant market multiples of comparable companies with respect to balance sheet and statement of income aggregates of the equity investment and, lastly, financial, equity and balance sheet individual valuation methods.
As concerns loans available for sale and assets and liabilities measured at cost or amortised cost, fair value for balance sheet purposes or included in the Notes to the Parent Company's financial statements is calculated as set out below:

- for fixed rate medium- and long-term assets and liabilities', measurement is mainly carried out by discounting future cash flows. This is defined applying a risk neutral approach, that is using a risk-free rate and correcting contractual future cash flows to consider the counterparty's credit risk, represented by the parameters Probability of Default (PD) and Loss Given Default (LGD);
- for variable rate assets and liabilities on demand or with short maturities book value net of collective/individual adjustments, represents a good proxy of fair value;
- for securities issued with floating rates and with fixed rates and short-term maturities, book value at inception is deemed to be a reasonable proxy of the fair value considering that it reflects the changes in both the yield curve and proxy in the credit risk associated to the issuer;
- for securities issued with fixed rates and a medium- or long-term maturity and for structured bonds with fair value hedges, the book value determined for the purposes of hedge accounting already considers market risk. For these securities, in the determination of the fair value indicated in the Notes to the Parent Company's financial statements, changes in the credit spread are not considered because of their immateriality.

Non-financial assets
As concerns investment property, for which the fair value is calculated only for the purposes of information to be provided in the Notes to the Parent Company's financial statements, reference is made to values determined, mainly via independent expert opinions, considering transactions at current prices in an active market for similar real estate properties, in the same location and conditions as well as subject to similar conditions in terms of rentals and other contracts.

Amortised cost measurement
Amortised cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition net of any principal repayments, plus or minus cumulative amortisation, calculated using the effective interest rate method, of any difference between initial amount and amount at maturity and net of any reduction for impairment. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or through the subsequent date for recalculation of the price to the net carrying amount of the financial asset or financial liability. For the calculation of the present value the effective interest rate is applied to the flow of future cash receipts or payments through the entire useful life of the financial asset or liability – or for a shorter period when certain conditions recur (for example review of market interest rates).
After initial recognition, amortised cost enables to allocate revenues and costs directly by decreasing or increasing the value of the instrument over the entire expected life of the instrument via the amortisation process. The determination of amortised cost is different depending on the fact that financial assets/liabilities have fixed or variable rates and – in this

last case – if the volatility of the rate is known or not beforehand. For instruments with fixed rate or fixed rate by time bands, future cash flows are quantified on the basis of the known interest rate (sole or variable) over the life of the financing. For financial assets/liabilities with variable rate, for which the volatility is not known beforehand (for example because it is linked to an index), the determination of cash flows is carried out based on the last rate available. At every revision of the interest rate the amortisation plan and the effective interest rate for the entire life of the investment, that is, until maturity, are recalculated. Any changes are recorded in the statement of income as income or loss.

Loans, investments held to maturity and financial assets available for sale, payables and securities issued are measured at amortised cost. Financial assets and liabilities traded at market conditions are initially recognised at fair value, which normally corresponds to the amount disbursed or paid including, for instruments measured at amortised cost, transaction costs and any directly attributable fees.

Transaction costs include internal or external marginal costs and income attributable to the issue, the acquisition or the disposal of a financial instrument which are not debited to the client. Such commissions, which must be directly attributable to the single financial asset or liability, modify the original effective interest rate, thereby the effective interest rate associated to the transaction differs from contractual interest rate. Transaction costs do not include costs/income referred to more than one transaction and the components related to events which may occur during the life of the financial instrument, but which are not certain at the time of the initial agreement, such as for example: commissions for distribution, for non-use, for advance termination, for underwriting, for facility and arrangement. Furthermore, amortised cost does not include costs which would be sustained independently from the transaction (e.g. administrative and communication costs, stationery expenses), those, which though directly attributable to the transaction are part of standard practice for the management of the financing (e.g. activities related to the loan granting process), as well as commissions of services received following structured finance activities which would in any case have been received independently from the subsequent financing of the transaction and, lastly, intergroup costs and income.

With reference to loans, the following costs are considered directly attributable to the financial instrument: fees paid to distribution networks, fees paid for the origination and/or the participation to syndicated loans and lastly, up-front commissions correlated to loans disbursed at rates exceeding market rates. Income considered in the calculation of amortised cost includes: up-front commissions correlated to loans disbursed at rates under market rates, income for the participation of syndicated loans and brokerage commissions received. As concerns securities not classified as held for trading, the following are considered transaction costs: commissions on contracts with brokers operating on the Italian stock exchange, commissions paid to dealers operating on the Italian and foreign stock and bond markets defined on the basis of the commission tables. Stamp duty is not considered in amortised cost since immaterial.

For securities issued, amortised cost considers placement commissions on bond issues paid to third parties, amounts paid to Exchanges and compensation paid to Independent auditors for the activities performed for each single issue, while amortised cost does not consider commissions paid to rating agencies, legal and advisory/review expenses for the annual update of prospectuses, the costs for the use of indexes and commissions which originate during the life of the bond issue.

Amortised cost is also applied for the measurement of loss incurred by the financial instruments listed above as well as for the measurement of instruments issued or purchased at a value other than fair value. The latter are measured at fair value, instead of the amount collected or paid, by discounting expected future cash flows at a rate equal to the effective interest rate of similar instruments (in terms of credit rating, contractual expiry, currency, etc.), with the simultaneous registration in the statement of income of a financial charge or income; after initial recognition, these are measured at amortised cost with the registration of higher or lower effective interest with respect to nominal interest. Lastly, also structured assets and liabilities which are not recognised at fair value through profit and loss for which the embedded derivative has been separated from the financial instrument are measured at amortised cost.

The amortised cost measurement criteria is not applied to financial assets/liabilities hedged for which fair value changes related to the risk hedged are recorded through profit and loss. The

financial instrument is again measured at amortised cost in case of hedge termination; from that moment the fair value changes recorded before are amortised, calculating a new effective interest rate which considers the value of the loan adjusted by the fair value of the hedged part, until the natural expiry of the hedge. Furthermore, as already mentioned in the paragraph relative to measurement criteria of due to and from banks and customers and securities issued, measurement at amortised cost is not applied to short-term assets/liabilities for which the time value is deemed to be immaterial and to loans without a definite maturity or revocable.

Impairment of assets

Financial assets

At every balance sheet date financial assets not classified in Financial assets held for trading are subject to impairment test for the purpose of assessing if there is objective evidence which leads to deem that the carrying value of such assets is not fully recoverable.

A permanent loss occurs if there is objective evidence of a reduction in future cash flows with respect to those originally estimated, following specific events; the loss must be quantified in a reliable way and must be incurred and not merely expected.

The measurement of impairment is carried out on an individual basis for financial assets which present specific evidence of losses and collectively, for financial assets for which individual measurement is not required or do not lead to adjustments. Collective measurement is based on the identification of portfolios of financial assets with the same risk characteristics as concerns the borrower/issuer, the economic sector, the geographic area, the presence of any guarantees and other relevant factors.

With reference to loans to customers and due from banks, positions attributed the status of doubtful, substandard, restructured or past due according to the definitions of Bank of Italy, consistent with IAS/IFRS, are subject to individual measurement.

Such non-performing loans undergo an individual measurement process and the amount of the adjustment of each loan is the difference between its carrying value at the time of measurement (amortised cost) and the present value of expected future cash flows, discounted using the original effective interest rate.

Expected cash flows consider expected recovery periods, presumed realisable value of guarantees as well as the costs sustained for the recovery of credit exposure. Cash flows relative to loans which are deemed to be recovered in the short term are not discounted, since the time value is immaterial.

Loans for which no objective evidence of loss has emerged from individual measurement are subject to collective measurement. Collective measurement occurs for homogeneous loan categories in terms of credit risk and the relative loss percentages are estimated considering past time-series, founded on observable elements at measurement date, that enable to estimate the value of the latent loss in each loan category. Measurement also considers the risk connected to the borrower's resident Country.

The determination of provisions on performing loans is carried out identifying the highest possible synergies (as permitted by the various legislations) with the supervisory approach contained in the "New capital accord" generally known as Basel II. In particular, the parameters of the calculation model set out in the new supervisory provisions, namely, Probability of Default (PD) and Loss Given Default (LGD), are used – where already available – also for the purposes of financial statement valuation. The relationship between the two aforementioned parameters represents the starting point for loan segmentation, since they summarise the relevant factors considered by IAS/IFRS for the determination of the homogenous categories and for the calculation of provisions. The time period of a year used for the determination of the probability of default is deemed to approximate the notion of incurred loss, that is, the loss based on current events but not yet included by the entity in the review of the risk of the specific customer, set forth by international accounting principles.

For financial assets available for sale, a negative change in fair value is considered impairment only if the loss is deemed to be permanent; in this case cumulated loss recorded in the year and any valuation reserve are registered in the statement of income. The impairment test is applied if one of the following conditions occurs: decrease in the fair value exceeding 20% of the original book value or decrease in the fair value persisting for a period of 24 months. Furthermore, for equities, the presence of one of these two elements is considered objective

evidence of impairment: decrease in the rating by over 2 notches, market capitalisation significantly under book value, the launch of a debt restructuring programme, a significant contraction in book value of shareholders' equity.
As concerns valuation techniques used to calculate fair value, please refer to the relevant illustrative chapter.

Equity investments
With reference to goodwill recorded in Banca Intesa's financial statements, deriving from the registration of investments at a value exceeding the relevant shareholders' equity, the impairment process is conducted via the estimate of the recoverable amount of cash-generating units represented by the juridical entity or by a specific business to which such goodwill has been allocated.
The impairment process is conducted on an annual basis for each investment which leads to record goodwill in the Parent Company or consolidated financial statements, and only in presence of signs of impairment (represented by the situations already indicated above with reference to financial assets available for sale) for the remaining investments.
The impairment process entails the determination of recoverable amount, represented by the higher between fair value less costs to sell and value in use.
As concerns valuation techniques used to calculate fair value less costs to sell, please refer to the relevant illustrative chapter herein.
Value in use is the current value of expected future cash flows from the asset undergoing the impairment process; it reflects estimated expected future cash flows from the asset, the estimate of possible changes in the amount and/or timing of cash flows, time value of money, the price able to repay the risk of the asset and other factors such as for example the illiquidity of the asset, which may affect the appreciation by market participants of expected future cash flows from the asset.
Value in use is determined by discounting future cash flows (DCF - Discounted Cash Flow).

Other non-financial assets
Property, equipment and intangible assets with definite useful life are subject to impairment test if there is the indication that the book value of the asset may no longer be recovered. Recoverable amount is determined with reference to the fair value of the property and equipment or intangible assets less costs to sell or the value in use if determinable and if it is higher than fair value.
As concerns property, fair value is mostly determined on the basis of an opinion prepared by an independent expert. The expert opinion is periodically renewed every time these is a change in real estate market trends which might lead to deem that previous estimates are no longer accurate and in any case every three years. Impairment is recorded only in the case that the fair value less costs to sell or value in use is lower than carrying value for a continuous period of three years.
For other property, equipment and intangible assets (other than goodwill) it is assumed that carrying value normally corresponds to value in use, since determined by a depreciation or amortisation process estimated on the basis of the effective contribution of the asset to the production process and since the determination of fair value is extremely subjective. The two values diverge and lead to impairment, in case of damages, exit from the production process or other similar non-recurring circumstances.

Part B: Information on the Parent Company's balance sheet

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
a) Cash	931	1,080
b) On demand deposits with Central Banks	8	18
Total	**939**	**1,098**

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING - CAPTION 20

2.1 Financial assets held for trading: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Quoted	Unquoted	Quoted	Unquoted
A. Cash assets				
1. Debt securities	8,078	12,803	9,300	12,954
1.1 structured securities	*63*	*96*	*130*	*212*
1.2 other debt securities	*8,015*	*12,707*	*9,170*	*12,742*
2. Equities	506	198	675	383
3. Quotas of UCITS	-	582	-	573
4. Loans	-	-	-	-
4.1 repurchase agreements	-	-	-	-
4.2 other	-	-	-	-
5. Non-performing assets	-	-	-	-
6. Assets sold not derecognised	5,439	550	3,662	297
Total A	**14,023**	**14,133**	**13,637**	**14,207**
B. Derivatives				
1. Financial derivatives	1	8,384	-	10,280
1.1 trading	*1*	*8,382*	-	*10,273*
1.2 fair value option	-	-	-	-
1.3 other	-	*2*	-	*7*
2. Credit derivatives	-	518	-	768
2.1 trading	-	*516*	-	*766*
2.2 fair value option	-	-	-	-
2.3 other	-	*2*	-	*2*
Total B	**1**	**8,902**	**-**	**11,048**
TOTAL (A+B)	**14,024**	**23,035**	**13,637**	**25,255**

Cash assets are classified as quoted or unquoted based on the fact that such assets have or do not have a price in an active market, as illustrated in Part A – Accounting policies.
In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Loans to customers.
Subcaption A.6. Assets sold not derecognised includes securities related to repurchase agreements.

2.2. Financial assets held for trading: borrower/issuer breakdown

(in millions of euro)

	30.06.2006	31.12.2005
A. CASH ASSETS		
1. Debt securities	**20,881**	**22,254**
a) Governments and Central Banks	3,521	2,019
b) Other public entities	253	591
c) Banks	5,311	7,868
d) Other issuers	11,796	11,776
2. Equities	**704**	**1,058**
a) Banks	224	415
b) Other issuers	480	643
- insurance companies	-	*24*
- financial institutions	*18*	*3*
- non-financial companies	*462*	*616*
- other	-	-
3. Quotas of UCITS	**582**	**573**
4. Loans	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
5. Non-performing assets	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
6. Assets sold not derecognised	**5,989**	**3,959**
a) Governments and Central Banks	3,936	2,775
b) Other public entities	86	90
c) Banks	577	95
d) Other issuers	1,390	999
Total A	**28,156**	**27,844**
B) DERIVATIVES		
a) Banks	7,509	8,488
b) Customers	1,394	2,560
Total B	**8,903**	**11,048**
TOTAL (A+B)	**37,059**	**38,892**

2.3. Financial assets held for trading: trading derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	30.06.2006	31.12.2005
A) QUOTED DERIVATIVES							
1) Financial derivatives	-	-	1	-	-	1	-
with exchange of underlying asset	-	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	1	-	-	1	-
- *options bought*	-	-	*1*	-	-	*1*	-
- *other derivatives*	-	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	-	1	-	-	1	-
B) UNQUOTED DERIVATIVES							
1) Financial derivatives	**6.969**	**586**	**829**	-	-	**8.384**	**10.280**
with exchange of underlying asset	2	580	33	-	-	615	849
- *options bought*	*2*	*30*	*33*	-	-	*65*	*50*
- *other derivatives*	-	*550*	-	-	-	*550*	*799*
without exchange of underlying asset	6.967	6	796	-	-	7.769	9.431
- *options bought*	*1.037*	*4*	*702*	-	-	*1.743*	*1.748*
- *other derivatives*	*5.930*	*2*	*94*	-	-	*6.026*	*7.683*
2) Credit derivatives	-	-	-	**518**	-	**518**	**768**
with exchange of underlying asset	-	-	-	482	-	482	734
without exchange of underlying asset	-	-	-	36	-	36	34
Total B	**6.969**	**586**	**829**	**518**	-	**8.902**	**11.048**
TOTAL (A + B)	**6.969**	**586**	**830**	**518**	-	**8.903**	**11.048**

SECTION 3 - FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 30

Caption not applicable to Banca Intesa.

SECTION 4 - FINANCIAL ASSETS AVAILABLE FOR SALE – CAPTION 40

4.1 Financial assets available for sale: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Quoted	Unquoted	Quoted	Unquoted
1. Debt securities	85	298	106	511
1.1 Structured securities	-	8	-	8
1.2 Other debt securities	85	290	106	503
2. Equities	846	1,256	721	1,102
2.1 Measured at fair value	846	1,205	721	1,097
2.2 Measured at cost	-	51	-	5
3. Quotas of UCITS	-	14	-	13
4. Loans	-	410	-	314
5. Non-performing assets	-	1	-	4
6. Assets sold not derecognised	-	-	-	-
Total	**931**	**1,979**	**827**	**1,944**

Loans, as illustrated in Part A – Accounting policies, refer to portions of syndicated loans underwritten and destined to be subsequently sold..
As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

4.2 Financial assets available for sale: borrower/issuer breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Debt securities	**383**	**617**
a) Governments and Central Banks	40	10
b) Other public entities	-	215
c) Banks	12	13
d) Other issuers	331	379
2. Equities	**2,102**	**1,823**
a) Banks	134	59
b) Other issuers	1,968	1,764
- insurance companies	*543*	*563*
- financial institutions	*91*	*145*
- non-financial companies	*1,242*	*1,005*
- other	*92*	*51*
3. Quotas of UCITS	**14**	**13**
4. Loans	**410**	**314**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	5	-
d) Other counterparties	405	314
5. Non-performing assets	**1**	**4**
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	1	4
6. Assets sold not derecognised	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other counterparties	-	-
TOTAL	**2,910**	**2,771**

4.4 Financial assets available for sale: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets with specific fair value hedges	-	**188**
a) Interest rate risk	-	188
b) Price risk	-	-
c) Foreign exchange risk	-	-
d) Credit risk	-	-
e) Various risks	-	-
2. Financial assets with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	-	188

SECTION 5 - INVESTMENTS HELD TO MATURITY – CAPTION 50

5.1 Investments held to maturity: breakdown

5.2 Investments held to maturity: borrowers/issuers

5.3 Investments held to maturity: hedged assets

For information set out in points 5.1, 5.2 and 5.3 above, it must be noted that following first-time adoption of IAS 39 (1st January 2005) Banca Intesa did not classify any financial instrument under Investments held to maturity.

SECTION 6 – DUE FROM BANKS – CAPTION 60

6.1 Due from banks: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
A. Due from Central Banks	**652**	**511**
1. Time deposits	1	1
2. Compulsory reserve	651	510
3 Repurchase agreements	-	-
4 Other	-	-
B. Due from banks	**41,441**	**35,214**
1. Current accounts and deposits	6,960	6,274
2. Time deposits	25,522	19,508
3 Other loans	8,128	8,945
3.1 Repurchase agreements	*6,210*	*6,951*
3.2 Finance leases	-	-
3.3 Other	*1,918*	*1,994*
4. Debt securities	666	376
4.1 Structured	-	-
4.2 Other	*666*	*376*
5. Non-performing assets	-	-
6. Assets sold not derecognised	-	-
7 Trade receivables	165	111
Total (book value)	**42,093**	**35,725**
Total (fair value)	**42,086**	**35,719**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

The subcaption B.7 Trade receivables includes due from banks for services rendered.

6.2 Due from banks: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Loans with specific fair value hedges	**1,041**	**1,007**
a) Interest rate risk	1,041	1,007
b) Foreign exchange risk	-	-
c) Credit risk	-	-
d) Various risks	-	-
2. Loans with specific cash flow hedges	**264**	**285**
a) Interest rate risk	56	61
b) Foreign exchange risk	208	224
c) Other	-	-
TOTAL	**1,305**	**1,292**

SECTION 7 – LOANS TO CUSTOMERS – CAPTION 70

7.1 Loans to customers: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Current accounts	12,621	14,764
2. Repurchase agreements	1,196	2,190
3. Mortgages	47,757	48,812
4. Credit card loans, personal loans and transfer of one fifth of salaries	2,908	2,827
5. Finance leases	-	-
6. Factoring	-	-
7. Other operations	38,204	36,827
8. Debt securities	954	1,657
8.1 Structured securities	-	*101*
8.2 Other debt securities	954	*1,556*
9. Non-performing assets	3,049	3,130
10. Assets sold not derecognised	-	-
11. Trade receivables	402	360
Total (book value)	**107,091**	**110,567**
Total (fair value)	**107,500**	**110,989**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

As concerns the loan portfolio quality, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

The subcaption Trade receivables includes loans to customers for services rendered.

7.2 Loans to customers: borrower/issuer breakdown

	30.06.2006	(in millions of euro) 31.12.2005
1. Debt securities	**954**	**1,657**
a) Governments and Central Banks	-	-
b) Other public entities	-	1,306
c) Other issuers	954	351
- non-financial companies	*1*	-
- financial institutions	*95*	*247*
- insurance companies	*858*	*104*
- other	-	-
2. Loans	**103,088**	**105,780**
a) Governments and Central Banks	202	1,072
b) Other public entities	477	2,878
c) Other counterparties	102,409	101,830
- non-financial companies	*54,282*	*53,433*
- financial institutions	*19,535*	*20,507*
- insurance companies	*166*	*867*
- other	*28,426*	*27,023*
3. Non-performing assets	**3,049**	**3,130**
a) Governments and Central Banks	-	-
b) Other public entities	2	4
c) Other counterparties	3,047	3,126
- non-financial companies	*2,151*	*2,180*
- financial institutions	*47*	*75*
- insurance companies	-	-
- other	*849*	*871*
4. Assets sold not derecognised	-	-
a) Governments and Central Banks	-	-
b) Other public entities	-	-
c) Other counterparties	-	-
- non-financial companies	-	-
- financial institutions	-	-
- insurance companies	-	-
- other	-	-
TOTAL	**107,091**	**110,567**

7.3 Loans to customers: assets with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Loans with specific fair value hedges	**395**	**955**
a) Interest rate risk	395	697
b) Foreign exchange risk	-	-
c) Credit risk	-	-
d) Various risks	-	258
2. Loans with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**395**	**955**

As illustrated in Part A – Accounting policies and Part E – Information on risks and relative hedging policies, loans to customers are mainly hedged via cash flow hedges of variable rate funding represented by securities, to the extent to which this is used to finance fixed rate investments.

SECTION 8 - HEDGING DERIVATIVES – CAPTION 80 OF ASSETS AND CAPTION 60 OF LIABILITIES

As concerns the objectives and the strategies underlying hedging transactions please refer to information provided in Part E – Information on risks and relative hedging policies, Section – Market risks.
Solely derivatives traded on regulated markets are considered quoted derivatives. For futures, on the basis of the instructions issued by the Bank of Italy, the relative margins are recorded under the caption Loans to customers.

8.1 Hedging derivatives : breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	**694**	**42**	-	-	-	**736**
with exchange of underlying asset	-	34	-	-	-	34
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	*34*	-	-	-	*34*
without exchange of underlying asset	694	8	-	-	-	702
- *options bought*	-	-	-	-	-	-
- *other derivatives*	*694*	*8*	-	-	-	*702*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**694**	**42**	-	-	-	**736**
TOTAL (A+B)	**694**	**42**	-	-	-	**736**
TOTAL (A+B) 31.12.2005	**1,013**	**34**	-	-	-	**1,047**

The table indicates the positive values of hedging derivatives.
The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

8.2 Hedging derivatives: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	-	-	-	-	-	X	-	X
2. Loans	37	-	-	X	-	X	9	X
3. Investments held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	2	X	-
Total assets	**37**	-	-	-	-	**2**	**9**	-
1. Financial liabilities	532	-	-	X	34	X	-	X
2. Portfolio	X	X	X	X	X	-	X	122
Total liabilities	**532**	-	-	-	**34**	-	-	**122**

The table indicates the positive fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 9 – FAIR VALUE CHANGE OF FINANCIAL ASSETS IN HEDGED PORTFOLIOS – CAPTION 90

9.1 Fair value change of hedged assets: breakdown by hedged portfolio

(in millions of euro)

	30.06.2006	31.12.2005
1. Positive fair value change	-	-
1.1. of specific portfolios	-	-
a) loans	-	-
b) assets available for sale	-	-
1.2. overall	-	-
2. Negative fair value change	**-2**	-
2.1. of specific portfolios	-2	-
a) loans	-2	-
b) assets available for sale	-	-
2.2. overall	-	-
TOTAL	-2	

9.2 Assets with generic interest rate hedge

(in millions of euro)

Hedged Asset	30.06.2006	31.12.2005
1. Loans	12,000	-
2. Assets available for sale	-	-
3. Portfolio	-	-
TOTAL	12,000	-

The figure above corresponds to the nominal value of the instalments of floating rate mortgages subject to fair value hedging for the period between the date in which the rate is set and the date of liquidation.

SECTION 10 – EQUITY INVESTMENTS – CAPTION 100

10.1 Equity investments: information on equity stakes

	Registered office	% held	Votes available %
A. Wholly-owned subsidiaries			
1. Agricola Investimenti S.p.A	Milano	100.00	100.00
2. Banca Caboto S.p.A.	Milano	100.00	100.00
3. Banca Cis S.p.A.	Cagliari	28.33	28.33
4. Banca Intesa (France) S.A.	Paris	99.99	99.99
5. Banca di Trento e Bolzano S.p.A.	Trento	8.28	8.28
6. Banca Intesa Mediocredito S.p.A.	Milano	100.00	100.00
7. Banca Intesa Private Banking S.p.A.	Milano	100.00	100.00
8. Banca Popolare Friuladria S.p.A	Pordenone	76.05	76.05
9. BCI U.S. Funding LLC I	USA	100.00	100.00
10. BCI U.S. Funding LLC II	USA	100.00	100.00
11. BCI U.S. Funding LLC III	USA	100.00	100.00
12. Banca Intesa Infrastrutture e Sviluppo S.p.A	Roma	100.00	100.00
13. Cassa di Risparmio di Biella e Vercelli S.p.A.	Biella	55.00	55.00
14. Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	100.00	100.00
15. Comit Investments (Ireland) Ltd.	Dublin	99.21	99.21
16. Cormano S.r.l.	Varese	70.82	70.82
17. Finanziaria B.T.B. S.p.A.	Trento	99.29	99.29
18. Ifas Gruppo S.p.A.	Torino	45.00	45.00
19. Immobiliare Bella Riva S.r.l.	Como	100.00	100.00
20. IntesaBci Preferred Capital Company LLC III	USA	100.00	100.00
21. Intesa Bank Ireland Plc	Dublin	99.99	99.99
22. Intesa Bank Overseas Ltd.	Cayman Islands	100.00	100.00
23. Intesa Brasil Empreendimentos S.A.	São Paulo	100.00	100.00
24. Intesa Casse del Centro S.p.A.	Spoleto-Perugia	96.07	96.07
25. Intesa Distribution Services S.r.l.	Milano	32.05	32.05
26. Intesa e-Lab S.p.a.	Milano	100.00	100.00
27. Intesa Formazione S.c.p.a.	Napoli	61.00	61.00
28. Intesa Funding LLC	USA	100.00	100.00
29. Intesa Holding Asset Management. S.p.A.	Milano	100.00	100.00
30. Intesa Holding International S.A.	Luxembourg	99.99	99.99
31. Intesa Investimenti S.p.A.	Milano	100.00	100.00
32. Intesa Lease Sec S.r.l	Milano	60.00	60.00
33. Intesa Leasing S.p.A	Milano	99.67	99.67
34. Intesa Mediofactoring S.p.A.	Milano	100.00	100.00
35. Intesa Preferred Capital Company LLC	USA	100.00	100.00
36. Intesa Previdenza - Società di intermediaz. Mobiliare S.p.A.	Milano	78.53	78.53
37. Intesa Real Estate S.r.l	Milano	100.00	100.00
38. Intesa Sec. S.p.A	Milano	60.00	60.00
39. Intesa Sec.2 S.r.l.	Milano	60.00	60.00
40. Intesa Sec. NPL S.p.A.	Milano	60.00	60.00
41. Intesa Sec. NPL2 S.r.l.	Milano	100.00	100.00
42. IntesaTrade Sim S.p.A.	Milano	100.00	100.00
43. Inversiones Mobiliarias S.A "IMSA"	Lima (Perù)	99.82	99.82
44. Lima Sudameris Holding S.A.	Lima (Perù)	49.28	49.28
45. OOO Intesa Realty Russia	Moscow	100.00	100.00
46. Petrochemical Investments Ltd. (P.I.L.)	Cayman Islands	100.00	100.00

	Registered office	% held	Votes available %
47. Phoenix Beteiligungs GmbH	Berlin	100.00	100.00
48. Phoenix Beteiligungs GmbH & Co KG	Berlin	98.78	98.78
49. Private Equity International S.A.	Luxembourg	99.99	99.99
50. Resco Uno S.r.l.	Milano	100.00	100.00
51. Scala Advisory S.A.	Milano	99.97	99.97
52. Setefi S.p.A.	Milano	100.00	100.00
53. SIREFID S.p.A.	Milano	100.00	100.00
54. ZAO Banca Intesa	Moscow	100.00	100.00
55. Zao International Business Consulting (in liquidazione)	Moscow	55.00	55.00
B. Companies subject to joint control			
1. Agos S.p.A.	Milano	49.00	49.00
2. Augusto S.r.l.	Milano	5.00	5.00
3. CAAM Società di Gestione del Risparmio S.p.A	Milano	32.05	32.05
4. Caralt S.p.A.	Alessandria	35.00	35.00
5. Colombo S.r.l	Milano	5.00	5.00
6. Diocleziano S.r.l.	Milano	5.00	5.00
7. I2 Capital S.p.A.	Torino	8.01	8.01
8. Leonardo Technology S.p.A	Milano	33.33	33.33
9. Shanghai Sino Italy Business Advisory Company Ltd	Shanghai	40.00	40.00
10. Sviluppo Garibaldi - Repubblica S.p.A.	Milano	33.00	33.00
C. Companies subject to significant influence			
1. Autostrade Lombarde S.p.A.	Bergamo	3.80	3.80
2. Banca Generali S.p.A	Trieste	22.37	22.37
3. Banca Impresa Lazio S.p.A.	Roma	12.00	12.00
4. CAAM Alternative Investments SGR S.p.A	Milano	10.00	10.00
5. Cassa di Risparmio di Fermo S.p.A.	Fermo	33.33	33.33
6. Cassa di Risparmio della Provincia di Teramo S.p.A	Teramo	20.00	20.00
7. Castello Gestione Crediti S.r.l.	Milano	19.00	19.00
8. Collegamenti Integrati Veloci - CIV S.p.A.	Tortona	5.00	5.00
9. Credit Agricole Asset Management SGR S.p.A.	Milano	32.05	32.05
10. Euromilano S.p.A.	Milano	37.50	37.50
11. Europrogetti & Finanza S.p.A.	Roma	15.97	15.97
12. F.I.L.A. Fabbrica Italiana Lapis ed Affini S.p.A.	Milano	24.75	24.75
13. Imaging S.p.A.	Milano	37.95	37.95
14. Intesa Vita S.p.A.	Milano	50.00	44.44
15. Mater-Bi S.p.A.	Milano	34.48	34.48
16. NH Italia s.r.l	Milano	49.00	49.00
17. Obiettivo Nord-Est Sicav S.p.A	Milano	9.21	9.21
18. P.B. S.r.l.	Milano	42.24	42.24
19. Parmafactor S.p.A.	Milano	10.00	10.00
20. Pirelli & C S.p.A.	Milano	1.54	1.58
21. R.C.N. Finanziaria S.p.A.	Mantova	23.96	23.96
22. Rizzoli Corriere della Sera MediaGroup S.p.A.	Milano	4.58	4.77
23. Società per i Servizi Bancari S.p.A.	Milano	17.52	17.52
24. Synesis Finanziaria S.p.A.	Torino	25.00	25.00
25. Tangenziali Esterne di Milano S.p.A.	Milano	5.00	5.00
26. Termomeccanica S.p.A.	La Spezia	33.29	33.29
27. Turismo & Immobiliare S.p.A.	Milano	25.00	25.00
28. Uno A Erre Italia S.p.A. (ex Ecc Holding)	Arezzo	13.51	13.51

The illustration of the motivations which determine that a company is subject to joint control or significant influence is contained in Part A – Accounting policies, to which reference must be made.

10.4 Commitments referred to investments in subsidiaries

As at 30th June 2006 Banca Intesa had no commitments referred to subsidiaries.

10.5 Commitments referred to investments in companies subject to joint control

As at 30th June 2006 Banca Intesa had no commitments referred to companies subject to joint control.

10.6 Commitments referred to investments in companies subject to significant influence

As at 30th June 2006 Banca Intesa had no commitments referred to companies subject to significant influence.

SECTION 11 - PROPERTY AND EQUIPMENT – CAPTION 110

11.1 Property and equipment: breakdown of assets measured at cost

(in millions of euro)

	30.06.2006	31.12.2005
A. Property and equipment used in operations		
1.1 owned	1,441	1,508
a) land	*468*	*473*
b) buildings	*675*	*719*
c) furniture	*102*	*107*
d) electronic equipment	*191*	*204*
e) other	*5*	*5*
1.2 acquired in leasing	1	1
a) land	-	-
b) buildings	*1*	*1*
c) furniture	-	-
d) electronic equipment	-	-
e) other	-	-
Total A	**1,442**	**1,509**
B. Investment property		
2.1 owned	-	-
a) land	-	-
b) buildings	-	-
2.2 acquired in leasing	-	-
a) land	-	-
b) buildings	-	-
Total B	-	-
TOTAL (A + B)	**1,442**	**1,509**

Following the completion of the rationalisation of the real estate properties of the Bank conducted in 2003 and 2004, all of Banca Intesa's real estate properties are used for operations.

11.2 Property and equipment: breakdown of assets measured at fair value or revalued

Caption not applicable to Banca Intesa.

11.3 Property and equipment used in operations: annual changes

(in millions of euro)

	Land	Buildings	Furniture	Electronic equipment	Other	Total
A. Gross initial carrying amount	**473**	**1,331**	**388**	**1,233**	**28**	**3,453**
A.1 Total net adjustments	-	-611	-281	-1,029	-23	-1,944
A.2 Net initial carrying amount	**473**	**720**	**107**	**204**	**5**	**1,509**
B. Increases	-	**20**	**4**	**36**	-	**60**
B.1 Purchases	-	15	4	35	-	54
B.2 Capitalised improvement costs	-	-	-	-	-	-
B.3 Write-backs recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	1	-	1
B.6 Transfer from investment property	-	-	-	-	-	-
B.7 Other changes	-	5	-	-	-	5
C. Decreases	**-5**	**-64**	**-9**	**-49**	-	**-127**
C.1 Sales	-2	-45	-	-	-	-47
C.2 Depreciation	-	-19	-9	-48	-	-76
C.3 Impairment losses recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.4 Negative fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-	-	-1	-	-1
C.6 Transfer to	-	-	-	-	-	-
a) investment property	-	-	-	-	-	-
b) non-current assets held for sale and discontinued operations	-	-	-	-	-	-
C.7 Other changes	-3	-	-	-	-	-3
D. Net final carrying amount	**468**	**676**	**102**	**191**	**5**	**1,442**
D.1 Total net adjustments	-	587	292	1,076	22	1,977
D.2 Gross final carrying amount	**468**	**1,263**	**394**	**1,267**	**27**	**3,419**
E. Measurement at cost	-	-	-	-	-	-

SECTION 12 - INTANGIBLE ASSETS - CAPTION 120

12.1 Intangible assets: breakdown by type of asset

(in millions of euro)

	30.06.2006		31.12.2005	
	Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life
A.1 Goodwill	X	-	X	-
A.2 Other intangible assets	332	-	364	-
A.2.1 Assets measured at cost	332	-	364	-
a) Internally generated intangible assets	297	-	319	-
b) Other assets	35	-	45	-
A.2.2 Assets measured at fair value	-	-	-	-
a) Internally generated intangible assets	-	-	-	-
b) Other assets	-	-	-	-
Total	332	-	364	-

The figures indicated above refer to internally generated software for 297 million euro and the purchase via licences to use for the remaining 35 million euro.

12.2 Intangible assets: annual changes

(in millions of euro)

	Goodwill	Other intangible assets: internally generated		Other intangible assets: other		Total
		Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life	
A. Gross initial carrying amount	-	**1,060**	-	**430**	-	**1,490**
A.1 Total net adjustments	-	-741	-	-385	-	-1,126
A.2 Net initial carrying amount	-	**319**	-	**45**	-	**364**
B. Increases	-	**55**	-	**2**	-	**57**
B.1 Purchases	-	55	-	2	-	57
B.2 Increases of internally generated intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
- *shareholders' equity*	X	-	-	-	-	-
- *statement of income*	X	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	-	-	-
C. Decreases	-	**-77**	-	**-12**	-	**-89**
C.1 Sales	-	-	-	-	-	-
C.2 Impairment losses	-	-77	-	-12	-	-89
- Amortisation	X	-77	-	-12	-	-89
- Write-downs recognised in	-	-	-	-	-	-
shareholders' equity	X	-	-	-	-	-
statement of income	-	-	-	-	-	-
C.3 Negative fair value differences recognised in	-	-	-	-	-	-
- *shareholders' equity*	X	-	-	-	-	-
- *statement of income*	X	-	-	-	-	-
C.4 Transfer to non-current assets held for sale and discontinued operations	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-	-	-	-	-
D. Net final carrying amount	-	**297**	-	**35**	-	**332**
D.1 Total net adjustments	-	818	-	397	-	1,215
E. Gross final carrying amount	-	**1,115**	-	**432**	-	**1,547**
F. Measurement at cost	-	-	-	-	-	-

SECTION 13 – TAX ASSETS AND LIABILITIES – CAPTION 130 AND CAPTION 80

13.1 Deferred tax assets: breakdown

Deferred tax assets are recorded with reference to temporary deductible differences and mostly refer to adjustments to loans (349 million euro) and to allowances for risks and charges and liabilities for guarantees and commitments for a total of 362 million euro.

13.2 Deferred tax liabilities: breakdown

Deferred tax liabilities essentially referred to the reversal of the depreciation of land carried out on first-time adoption of IAS/IFRS, to the accelerated depreciation allowance eliminated in 2004 for a total of 94 million euro.

13.3 Changes in deferred tax assets (through profit and loss)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**904**	**944**
2. Increases	**128**	**1,000**
2.1 Deferred tax assets recognised in the period	54	333
a) related to previous years	*29*	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	*25*	*333*
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	74	667
3. Decreases	**-163**	**-1,040**
3.1 Deferred tax assets eliminated in the period	-158	-905
a) reversals	*-158*	*-905*
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-5	-135
4. Final amount	**869**	**904**

Subcaptions 2.3 – Other increases and 3.3 – Other decreases of 2005 included deferred tax assets due to first-time adoption of IAS/IFRS 32 and 39, which was partly annulled in the same year.

13.4 Changes in deferred tax liabilities (through profit and loss)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**129**	**134**
2. Increases	**14**	**233**
2.1 Deferred tax liabilities recognised in the period	6	46
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	6	46
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	8	187
3. Decreases	**-2**	**-238**
3.1 Deferred tax liabilities eliminated in the period	-1	-214
a) reversals	-1	-214
b) due to changes in accounting criteria	-	-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-1	-24
4. Final amount	**141**	**129**

Subcaptions 2.3 – Other increases and 3.3 – Other decreases of 2005 included deferred tax liabilities due to first-time adoption of IAS/IFRS 32 and 39, which was partly annulled in the same year.

13.5 Changes in deferred tax assets (recorded in equity)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**24**	**-**
2. Increases	**1**	**24**
2.1 Deferred tax assets recognised in the period	1	13
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	1	13
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	-	11
3. Decreases	**-21**	**-**
3.1 Deferred tax assets eliminated in the period	-21	-
a) reversals	-21	-
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	**4**	**24**

13.6 Changes in deferred tax liabilities (recorded in equity)

(in millions of euro)

	30.06.2006	31.12.2005
1. Initial amount	**14**	**-**
2. Increases	**44**	**21**
2.1 Deferred tax liabilities recognised in the period	44	9
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	44	9
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	-	12
3. Decreases	-	-7
3.1 Deferred tax liabilities eliminated in the period	-	-7
a) reversals	-	-7
b) due to changes in accounting criteria	-	-
c) other	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-	-
4. Final amount	**58**	**14**

SECTION 14 - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS AND RELATED LIABILITIES – CAPTION 140 OF ASSETS AND CAPTION 90 OF LIABILITIES

14.1 Non-current assets held for sale and discontinued operations: breakdown by type of asset

14.2 Other information

14.3 Information on companies subject to significant influence not carried at equity

With reference to paragraphs 14.1, 14.2 and 14.3 above, it must be noted that Banca Intesa, as at 30th June 2006, did not present any Non-current assets held for sale and discontinued operations.

SECTION 15 - OTHER ASSETS – CAPTION 150

15.1 Other assets: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
Amounts to be debited - under processing	255	452
Amounts to be debited - deriving from securities transactions	87	33
Bank cheques drawn on third parties to be settled	607	507
Transit items	121	123
Cheques drawn on the bank settled	61	69
Cautionary deposits on behalf of third parties	17	6
Leasehold improvements	57	55
Crediti verso società del Gruppo per consolidato fiscale	320	276
Other	560	485
Total	**2,085**	**2,006**

LIABILITIES

SECTION 1 – DUE TO BANKS - CAPTION 10

1.1 Due to banks: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to Central Banks	**4,839**	**5,887**
2. Due to banks	**29,590**	**27,295**
2.1 Current accounts and deposits	9,107	8,518
2.2 Time deposits	13,736	12,198
2.3 Loans	3,442	3,418
2.3.1 Finance leases	-	-
2.3.2 Other	*3,442*	*3,418*
2.4 Debts for commitments to repurchase own equity instruments	-	-
2.5 Liabilities related to assets sold not derecognised	3,263	3,154
2.5.1 Repurchase agreements	*3,215*	*3,108*
2.5.2 Other	*48*	*46*
2.6 Other debts	12	-
2.7 Trade payables	30	7
Total	**34,429**	**33,182**
Fair value	**34,429**	**33,182**

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.
The amount indicated in subcaption 2.5 Liabilities related to assets sold not derecognised refers to repurchase agreements.
Subcaption 2.7 Trade payables includes due to banks for services rendered.

1.2 Breakdown of caption 10 Due to banks: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The amount included in caption "Due to banks" totalled 1,459 million euro.

1.3 Breakdown of caption 10 Due to banks: structured debts

Banca Intesa has not issued any structured debts.

1.4 Breakdown of caption 10 Due to banks: debts with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to banks with specific fair value hedges	1,225	897
a) Interest rate risk	1,201	884
b) Foreign exchange risk	-	-
c) Various risks	24	13
2. Due to banks with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	1,225	897

SECTION 2 – DUE TO CUSTOMERS – CAPTION 20

2.1 Due to customers: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Current accounts and deposits	63,772	64,099
2. Time deposits	7,978	10,040
3. Public funds under administration	53	51
4. Loans	568	572
4.1 Financial leases	-	-
4.2 Other	568	572
5. Debts for commitments to repurchase own equity instruments	-	-
6. Liabilities related to assets sold not derecognised	6,472	4,957
6.1 Repurchase agreements	6,472	4,957
6.2 Other	-	-
7. Other debts	1,217	1,074
8. Trade payables	145	95
Total	80,205	80,888
Fair value	80,205	80,888

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.
Subcaption 8. Trade payables includes due to customers for services rendered.

2.2 Breakdown of caption 20 Due to customers: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The caption Due to customers included subordinated debts amounting to 562 million euro.

2.3 Breakdown of caption 20 Due to customers: structured debts

Banca Intesa has not issued any structured debts.

2.4 Breakdown of caption 20 Due to customers: debts with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Due to customers with specific fair value hedges	**582**	**20**
a) Interest rate risk	582	20
b) Foreign exchange risk	-	-
c) Various risks	-	-
2. Due to customers with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**582**	**20**

SECTION 3 – SECURITIES ISSUED - CAPTION 30

3.1 Securities issued: breakdown

(in millions of euro)

Tipologia titoli/Valori	30.06.2006		31.12.2005	
	Book value	Fair value	Book value	Fair value
A. Listed securities	**12,354**	**12,354**	**12,470**	**12,481**
1. bonds	12,354	12,354	12,470	12,481
1.1 structured	*10,932*	*10,932*	*10,871*	*10,871*
1.2 other	*1,422*	*1,422*	*1,599*	*1,610*
2. other	-	-	-	-
2.1 structured	-	-	-	-
2.2 other	-	-	-	-
B. Unlisted securities	**47,246**	**47,210**	**44,504**	**44,512**
1. bonds	40,812	40,776	39,734	39,742
1.1 structured	*4,061*	*4,061*	*6,814*	*6,814*
1.2 other	*36,751*	*36,715*	*32,920*	*32,928*
2. other	6,434	6,434	4,770	4,770
2.1 structured	2	2	1	1
2.2 other	*6,432*	*6,432*	*4,769*	*4,769*
Total	**59,600**	**59,564**	**56,974**	**56,993**

In the table below quoted securities include issues traded on the Government bond market (MOT).

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies.

3.2 Breakdown of caption 30 Securities issued: subordinated securities

The complete list of subordinated securities is presented in Part F – Information on capital. The caption Securities issued included subordinated securities amounting to 7,866 million euro.

3.3 Breakdown of caption 30 Securities issued: securities with specific hedges

(in millions of euro)

	30.06.2006	31.12.2005
1. Securities with specific fair value hedges	**24,794**	**27,709**
a) Interest rate risk	22,068	26,733
b) Foreign exchange risk	-	-
c) Various risks	2,726	976
2. Securities with specific cash flow hedges	-	-
a) Interest rate risk	-	-
b) Foreign exchange risk	-	-
c) Other	-	-
TOTAL	**24,794**	**27,709**

SECTION 4 – FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: breakdown

(in millions of euro)

	30.06.2006				31.12.2005			
	Nominal value	Fair value		Fair value (*)	Nominal value	Fair value		Fair value (*)
		quoted	unquoted			quoted	unquoted	
A. CASH LIABILITIES								
1. Due to banks	-	-	-	-	-	-	-	-
2. Due to customers	1,036	1,026	-	1,026	1,959	2,009	-	2,009
3. Debt securities	-	-	-	X	-	-	-	-
3.1 Bonds	-	-	-	X	-	-	-	-
3.1.1 structured	-	-	-	X	-	-	-	-
3.1.2 other bonds	-	-	-	X	-	-	-	-
3.2 Other	-	-	-	X	-	-	-	-
3.2.1 structured	-	-	-	X	-	-	-	-
3.2.2 other	-	-	-	X	-	-	-	-
Total A	1,036	1,026	-	1,026	1,959	2,009	-	2,009
B. DERIVATIVES								
1. Financial derivatives	X	4	9,015	X	X	1	11,362	-
1.1 Trading	X	4	7,488	X	X	1	9,715	-
1.2 Fair value option	X	-	-	X	X	-	-	-
1.3 Other	X	-	1,527	X	X	-	1,647	-
2. Credit derivatives	X	-	514	X	X	-	764	-
2.1 Trading	X	-	514	X	X	-	762	-
2.2 Fair value option	X	-	-	X	X	-	-	-
2.3 Other	X	-	-	X	X	-	2	-
Total B	-	4	9,529	-	-	1	12,126	-
TOTAL (A+B)	1,036	1,030	9,529	1,026	1,959	2,010	12,126	2,009

(*) Fair value excluding changes in creditworthiness of the issuer after issue date.

Caption A.2 Due to customers includes short selling related to "repurchase agreements".

4.2 Breakdown of caption 40 Financial liabilities held for trading: subordinated liabilities

Banca Intesa does not have any subordinated liabilities classified in caption Financial liabilities held for trading.

4.3 Breakdown of caption 40 Financial liabilities held for trading: structured debts

Banca Intesa does not have any structured debts classified in caption Financial liabilities held for trading.

4.4 Financial liabilities held for trading: derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	30.06.2006	31.12.2005
A) LISTED DERIVATIVES							
1) Financial derivatives	-	***1***	***3***	-	-	***4***	***1***
with exchange of underlying asset	-	1	2	-	-	3	-
- options issued	-	-	*1*	-	-	*1*	-
- other derivatives	-	*1*	*1*	-	-	*2*	-
without exchange of underlying asset	-	-	1	-	-	1	1
- options issued	-	-	-	-	-	-	-
- other derivatives	-	-	*1*	-	-	*1*	*1*
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	-	1	3	-	-	4	1
B) UNLISTED DERIVATIVES							
1) Financial derivatives	***7,281***	***850***	***884***	-	-	***9,015***	***11,362***
with exchange of underlying asset	1	767	111	-	-	879	869
- options issued	*1*	*17*	*111*	-	-	*129*	*36*
- other derivatives	-	*750*	-	-	-	*750*	*833*
without exchange of underlying asset	7,280	83	773	-	-	8,136	10,493
- options issued	*1,038*	*12*	*684*	-	-	*1,734*	*1,806*
- other derivatives	*6,242*	*71*	*89*	-	-	*6,402*	*8,687*
2) Credit derivatives	-	-	-	***514***	-	***514***	***764***
with exchange of underlying asset	-	-	-	494	-	494	744
without exchange of underlying asset	-	-	-	20	-	20	20
Total B	**7,281**	**850**	**884**	**514**	-	**9,529**	**12,126**
TOTAL (A + B)	**7,281**	**851**	**887**	**514**	-	**9,533**	**12,995**

Derivatives are considered quoted only if traded on regulated markets. In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Due to customers.

SECTION 5 – FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS – CAPTION 50

Caption not applicable to Banca Intesa.

SECTION 6 - HEDGING DERIVATIVES – CAPTION 60

6.1. Hedging derivatives: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) LISTED DERIVATIVES	-	-	-	-	-	-
1) Financial derivatives						
with exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	
without exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNLISTED DERIVATIVES						
1) Financial derivatives	1,613	106	-	-	-	1,719
with exchange of underlying asset	-	106	-	-	-	106
- options issued	-	-	-	-	-	-
- other derivatives	-	*106*	-	-	-	*106*
without exchange of underlying asset	1,613	-	-	-	-	1,613
- options issued	-	-	-	-	-	-
- other derivatives	*1,613*	-	-	-	-	*1,613*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**1,613**	**106**	-	-	-	**1,719**
TOTAL (A+B)	**1,613**	**106**	-	-	-	**1,719**
TOTAL (A+B) 31.12.2005	**1,292**	**28**	-	-	-	**1,320**

The table indicates the negative values of hedging derivatives.
The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

6.2. Hedging derivatives: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	-	-	-	-	-	-	-	-
2. Loans	3	-	-	-	-	-	-	-
3. Investments held to maturity	X	-	-	-	-	-	-	X
4. Portfolio	X	X	X	X	X	X	X	-
Total assets	3	-	-	-	-	-	-	-
1. Financial liabilities	1,604	-	-	-	106	-	-	X
2. Portfolio	X	X	-	X	X	-	X	6
Total liabilities	**1,604**	-	-	-	**106**	-	-	**6**

The table indicates the negative fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued and fair value hedges of loans. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 7 - FAIR VALUE CHANGE OF FINANCIAL LIABILITIES IN HEDGED PORTFOLIOS – CAPTION 70

Caption not applicable to Banca Intesa.

SECTION 8 – TAX LIABILITIES – CAPTION 80

As regards information on this section, please refer to Section 13 of Assets.

SECTION 9 - LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS – CAPTION 90

It must be noted that, as at 30th June 2006, Banca Intesa did not present any Liabilites associated with non-current assets held for sale and discontinued operations.

SECTION 10 – OTHER LIABILITIES – CAPTION 100

10.1 Other liabilities: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
Due to suppliers	351	451
Amounts due to third parties	105	308
Transit items	48	55
Amounts to be paid - deriving from securities transactions	100	48
Outstanding items with the clearing house	741	772
Adjustments for portfolio items to be settled	474	15
Amounts to be credited and items under processing	1,403	1,298
Personnel charges	247	247
Due to social security entities	199	260
Other amounts due for foreign exchange transactions	77	51
Due to Group companies on fiscal consolidation	73	226
Guarantees given and commitments	236	260
Other	576	417
Total	**4,630**	**4,408**

SECTION 11 – EMPLOYEE TERMINATION INDEMNITIES – CAPTION 110

11.1 Employee termination indemnities: annual changes

(in millions of euro)

	30.06.2006	31.12.2005
A. Initial amount	**861**	**819**
B. Increases	**55**	**126**
B.1 Provisions in the year	52	101
B.2 Other	3	25
C. Decreases	**-46**	**-84**
C.1 Benefits paid	-43	-81
C.2 Other	-3	-3
D. Final amount	**870**	**861**

11.2 Other information

The present value of employee termination indemnities which qualify as unfunded defined benefit plans totalled 897 million euro as at June 2006, while at the end of 2005 it amounted to 945 million euro.

Actuarial losses not recognised in the statement of income, in application of the "corridor approach", totalled 27 million euro.

SECTION 12 – ALLOWANCES FOR RISKS AND CHARGES – CAPTION 120

12.1 Allowances for risks and charges: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Post employment benefits	**129**	**131**
2. Other allowances for risks and charges	**1,050**	**1,217**
2.1 legal disputes	685	677
2.2 personnel charges	83	142
2.3 other	282	398
Total	**1,179**	**1,348**

Contents of caption 2. - Other allowances for risks and charges are illustrated in point 12.4 below.

12.2 Allowances for risks and charges: annual changes

(in millions of euro)

	Post employment benefits	Other allowances	Total
A. Initial amount	**131**	**1,217**	**1,348**
B. Increases	**3**	**74**	**77**
B.1 Provisions in the year	3	65	68
B.2 Time value changes	-	8	8
B.3 Changes due to discount rate variations	-	-	-
B.4 Other	-	1	1
C. Decreases	**-5**	**-241**	**-246**
C.1 Uses in the year	-5	-241	-246
C.2 Changes due to discount rate variations	-	-	-
C.3 Other	-	-	-
D. Final amount	**129**	**1,050**	**1,179**

12.3 Post employment defined benefit plans

Illustration of the funds

Banca Intesa offers its employees certain defined benefit plans managed through internal funds, as concerns Italy, and via Trusts with regard to certain branches abroad. The characteristics of the most important pension funds are described below:

- Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo: the fund was established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. and operates solely via defined benefits in favour of employees already retired as at 31st December 2000. The size of the integration is determined, on the basis of payment criteria and in compliance with the principle of capitalisation, from the conversion of the capital matured by each plan participant at the time of retirement.
- Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di legge a favore dei dipendenti del Mediocredito Lombardo": the fund involves all employees of Mediocredito Lombardo S.p.A. in service on 1st January 1967 or employed until 28th April 1993. Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito

Lombardo no longer joined this fund. The supplementary pension is determined as the difference between 80% of the last theoretical wage for pension purposes, adjusted to consider if the employee matured or not 35 years of service at the company and the size of the pension matured according to the law; in any case the supplementary pension may not exceed an amount determined annually.

- Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana": the fund refers to integrative provisions allocated until a certain date on the basis of an institutive resolution made by the Board of Directors on 30th October 1963 in favour of top management of Banca Commerciale Italiana. The benefit is determined on the basis of a coefficient which is the combination of two parameters, age and period in the specific post. The integration is the difference between the total guaranteed pension treatment (measured by multiplying the coefficient by the annual compensation received at the cease of service with the exclusion of any variable components) and the gross annual pension, matured on the basis of the "Assicurazione generale obbligatoria" (AGO), and of "Fondo di Previdenza Integrativo Aziendale".
- Three defined benefit plans in force at the London branch, relative to the former Cariplo, Banca Commerciale Italiana and Banco Ambrosiano Veneto branches: the private pension funds have been set up by the UK employers to integrate the levels of the local state pension, which has always been very low. The London branches of Banca Commerciale Italiana, Cariplo and Banco Ambrosiano Veneto set up defined benefit plans for their employees at the time of their opening, under the form of Trusts incorporated under English law and managed by Boards of Trustees, appointed partly by the employers and partly by beneficiaries. Such funds are operational for employees hired until the end of 1999 for Banco Ambrosiano Veneto and Cariplo and until the end of 2000 for Banca Commerciale Italiana. In general, all funds guarantee a pension payable when the beneficiary turns 65 and the benefit is determined, with different rules by the various funds, on the basis of the annual gross wage received in the last year of service.

A defined benefit plan at the New York branch: the fund was established in 1977 by the branch of Banca Commerciale Italiana and guarantees a pension treatment to all the employees resident in the United States which have been in service at the Bank for at least 5 years. The benefit is considered to be matured even if the employment relationship ceases in advance. The benefit is calculated on the basis of the highest average wage considering three consecutive years out of the last 10 years of service, or, if the employment relationship ceases before, on the basis of the average wage in the last three years of service.

Reconciliation of present value of the defined benefit obligation, present value of plan assets and assets and liabilities recognised in the balance sheet

Defined benefit plans presented the following balance sheet situation.

(in millions of euro)

Reconciliation of present value of the defined benefit obligation and fair value of plan assets and liability recognised in the balance sheet	30.06.2006	31.12.2005
Present value of the defined benefit obligation	207	208
Fair value of plan assets	65	64
Difference between present value of the defined benefit obligation and fair value of plan assets	142	144
Actuarial gains/losses not recognised	-13	-13
Liability (Asset) recognised in the balance sheet	129	131
Corridor limit	20	17

Description of the main actuarial assumptions

The actuarial assumptions used as at 30th June 2006 are the same as those applied for calculations at the end of the previous year since no significant market fluctuations occurred after that date.

12.4 Allowances for risks and charges – Other allowances

Other allowances referred to:

- legal disputes: the fund was set up to cover losses on legal disputes (228 million euro), litigations with personnel (31 million euro), and revocatory actions (426 million euro);
- personnel charges: the allowance included charges for seniority bonuses to employees, determined on the basis of actuarial calculations of 78 million euro and charges connected to the assignment, for free, of shares to employees of 5 million euro;
- other: mostly referred to provisions for the disposal of foreign equity investments (98 million euro), provisions for tax litigations (143 million euro) and other allowances (41 million euro).

SECTION 13 – REIMBURSABLE SHARES – CAPTION 140

Caption not applicable to Banca Intesa.

SECTION 14 – BANCA INTESA'S SHAREHOLDERS' EQUITY – CAPTIONS 130, 150, 160, 170, 180, 190 AND 200

14.1 Banca Intesa's shareholders' equity: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Share capital	3,613	3,596
2. Share premium reserve	5,559	5,510
3. Reserves	2,301	2,284
4. (Treasury shares)	-	-
5. Valuation reserves	1,455	1,297
6. Equity instruments	-	-
7. Net income (loss)	1,641	1,564
Total	**14,569**	**14,251**

14.2 Share capital and Treasury shares: breakdown

As regards information of this section, please refer to point 14.4 below.

14.3 Share capital – Parent Company's number of shares: annual changes

	Ordinary	Other
A. Initial number of shares	**5,983,374,287**	**932,490,561**
- fully paid-in	5,983,374,287	932,490,561
- not paid-in	-	-
A.1 Treasury shares (-)	-	-
A.2 Shares outstanding: initial number	**5,983,374,287**	**932,490,561**
B. Increases	**44,848,475**	-
B.1 New issues	32,214,375	-
- for consideration	32,214,375	-
business combinations	-	-
conversion of bonds	-	-
exercise of warrants	-	-
other	*32,214,375*	-
- for free	-	-
in favour of employees	-	-
in favour of directors	-	-
other	-	-
B.2 Sale of treasury shares	12,634,100	-
B.3 Other	-	-
C. Decreases	-12,634,100	-
C.1 Annulment	-	-
C.2 Purchase of treasury shares	-12,634,100	-
C.3 Disposal of companies	-	-
C.4 Other	-	-
D. Shares outstanding: final number	**6,015,588,662**	**932,490,561**
D.1 Treasury shares (+)	-	-
D.2 Final number of shares	**6,015,588,662**	**932,490,561**
- fully paid-in	-	-
- not paid-in	-	-

14.4 Share capital: other information

The share capital of the Bank as at 30th June 2006 amounted to 3,613 million euro, divided into 6,015,588,662 ordinary shares and 932,490,561 unconvertible saving shares, with a nominal value of 0.52 euro each.

Based on the Bank's Articles of Association, updated as at 1st June 2006, each ordinary share gives the right to one vote in the Shareholders' Meeting.

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares must be attributed a preferred dividend up to 5% of the nominal value of the share. If in one year the dividend is less than 5% of the nominal value of the unconvertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods. Furthermore, retained earnings made available for distribution by the Shareholders' Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value higher than for ordinary shares.

In case of distribution of reserves the saving shares have the same rights as other shares.

In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

As at 30th June 2006, there were no treasury shares held by the Bank.

At the date of the present document share capital was fully paid-in and liberated.

14.5 Reserves: other information

Reserves amounted to 2,301 million euro and included: legal reserve, statutory reserve, concentration reserves (Law 218 of 30/7/1990, art. 7, par. 3, and Law 218 of 30/7/1990, art. 7) and other reserves.

The legal reserve, set up as provided for by the law, must be at least one fifth of share capital; it was set up by allocating each year at least one twentieth of net income for the year. Should the reserve decrease, it must be reintegrated by allocating one twentieth of net income for the year.

The statutory or extraordinary reserve was set up as provided for by the Articles of association by the allocation of residual net income after dividend distribution to ordinary and saving shares. Such reserve also includes unclaimed and forfeited dividends, as provided for by the Articles of Association, as well as the effects generated by first-time adoption of IAS/IFRS.

Concentration reserves *ex* Law 218 of 30th July 1990 were set up at the time of reorganisations or concentrations carried out pursuant to the aforementioned law.

Other reserves included the reserves pertaining to branches abroad and other reserves set up in the past following specific legal provisions.

Valuation reserves amounted to 1,455 million euro and included the valuation reserve of financial assets available for sale and derivatives as well as the reserves due to legally-required revaluations.

Please refer to Part F – Information on capital for a detailed description of the origin, the possibility of use and distribution, as well as the use in previous years of individual reserves.

14.6 Equity instruments: breakdown and annual changes

Caption not applicable to Banca Intesa.

14.7 Valuation reserves: breakdown

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets available for sale	387	336
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	81	-26
6. Foreign exchange differences	-	-
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	987	987
Total	**1,455**	**1,297**

14.8 Valuation reserves: annual changes

(in millions of euro)

	Financial assets available for sale	Property and equipment	Intangible assets	Foreign investment hedges	Cash flow hedges	Foreign exchange differences	Non-current assets held for sale and discontinued operations	Legally-required revaluations
A. Initial amount	**336**	-	-	-	**-26**	-	-	**987**
B. Increases	**166**	-	-	-	**186**	-	-	-
B.1 fair value increases	161	-	-	-	183	-	-	-
B.2 other changes	5	-	-	-	3	-	-	-
C. Decreases	**-115**	-	-	-	**-79**	-	-	-
C.1 fair value decreases	-84	-	-	-	-11	-	-	-
C.2 other changes	-31	-	-	-	-68	-	-	-
D. Final amount	**387**	-	-	-	**81**	-	-	**987**

14.9 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	30.06.2006		31.12.2005	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	-	-5	-	-4
2. Equities	388	-	340	-
3. Quotas of UCITS	1	-	1	-
4. Loans	3	-	-	-1
Total	**392**	**-5**	**341**	**-5**

14.10 Valuation reserve of financial assets available for sale: annual changes

(in millions of euro)

	Debt securities	Equities	Quotas of UCITS	Loans
1. Initial amount	**-4**	**340**	**1**	**-1**
2. Positive fair value differences	**4**	**151**	-	**11**
2.1 fair value increases	2	148	-	11
2.2 reversal to the statement of income of negative reserves	2	-	-	-
- impairment	-	-	-	-
- disposal	2	-	-	-
2.3 other changes	-	3	-	-
3. Negative fair value differences	**-5**	**-103**	-	**-7**
3.1 fair value decreases	-4	-76	-	-4
3.2 reversal to the statement of income of positive reserves: disposal	-1	-27	-	-
3.3 other changes	-	-	-	-3
D. Final amount	**-5**	**388**	**1**	**3**

OTHER INFORMATION

Guarantees and commitments

(in millions of euro)

	30.06.2006	31.12.2005
1) Financial guarantees given	**10,160**	**8,460**
a) Banks	4,278	3,800
b) Customers	5,882	4,660
2) Commercial guarantees given	**15,525**	**15,458**
a) Banks	1,520	1,596
b) Customers	14,005	13,862
3) Irrevocable commitments to lend funds	**18,899**	**20,501**
a) Banks	2,258	2,507
- of certain use	*616*	*770*
- of uncertain use	*1,642*	*1,737*
b) Customers	16,641	17,994
- of certain use	*220*	*56*
- of uncertain use	*16,421*	*17,938*
4) Underlying commitments on credit derivatives: protection sales	**47,648**	**46,471**
5) Assets pledged as collateral of third party commitments	**1**	**1**
6) Other commitments	**944**	**1,206**
Total	**93,177**	**92,097**

Assets pledged as collateral of liabilities and commitments

(in millions of euro)

	30.06.2006	31.12.2005
1. Financial assets held for trading	5,989	3,959
2. Financial assets designated at fair value through profit and loss	-	-
3. Financial assets available for sale	-	-
4. Investments held to maturity	-	-
5. Due from banks	-	-
6. Loans to customers	-	757
7. Property and equipment	-	-
8. Intangible assets	-	-
Total	**5,989**	**4,716**

Management and dealing on behalf of third parties

	(in millions of euro) 30.06.2006
1. Dealing in financial instruments on behalf of third parties	
a) Purchases	-
1. settled	-
2. to be settled	-
b) Sales	-
1. settled	-
2. to be settled	-
2. Portfolio management	
a) individual	10
b) collective	8,813
3. Custody and administration of securities	
a) third parties securities held in deposit related to depositary bank activities (excluding individual portfolio management schemes)	47,679
1. securities issued by the reporting bank	*88*
2. other securities	*47,591*
b) other third parties securities held in deposit (excluding individual portfolio management schemes): other	372,873
1. securities issued by the reporting bank	*28,548*
2. other securities	*344,325*
c) third parties securities deposited with third parties	346,245
d) portfolio securities deposited with third parties	33,035
4. Other	**74,989**

Part C – Information on the Parent Company's statement of income

SECTION 1 – INTEREST - CAPTIONS 10 AND 20

1.1 Interest and similar income: breakdown

(in millions of euro)

	Performing financial assets		Non-performing financial assets	Other assets	First half 2006	First half 2005
	Debt securities	Loans				
1. Financial assets held for trading	463	-	-	-	463	395
2. Financial assets available for sale	44	5	-	-	49	26
3. Investments held to maturity	-	-	-	-	-	-
4. Due from banks	11	609	-	1	621	416
5. Loans to customers	5	2,318	48	16	2,387	2,243
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	117	117	47
8. Assets sold not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	4	4	-
Total	523	2,932	48	138	3,641	3,127

The subcaption Financial assets held for trading also includes interest income on securities relative to repurchase agreements.
Interest income on non-performing assets refers to interest, other than that recorded in the caption Write-backs, accrued in the year as well as collected interest on overdue loans.

1.4 Interest and similar expense: breakdown

(in millions of euro)

	Debts	Securities	Other liabilities	First half 2006	First half 2005
1. Due to banks	592	X	12	604	388
2. Due to customers	500	X	1	501	372
3. Securities issued	X	1,018	1	1,019	823
4. Financial liabilities held for trading	36	-	-	36	19
5 Financial liabilities designated at fair value through profit and loss	-	-	-	-	-
6. Financial liabilities associated to assets sold not derecognised	-	-	-	-	-
7 Other liabilities	X	X	-	-	1
8. Hedging derivatives	X	X	-	-	-
Total	1,128	1,018	14	2,160	1,603

The subcaptions Due to banks and Due to customers also include interest expense on repurchase agreements.

SECTION 2 – NET FEE AND COMMISSION INCOME - CAPTIONS 40 AND 50

2.1 Fee and commission income: breakdown

(in millions of euro)

	First half 2006	First half 2005
A) Guarantees given	**60**	**58**
B) Credit derivatives	**-**	**-**
C) Management, dealing and consultancy services	**655**	**658**
1. dealing in financial instruments	-	-
2. dealing in foreign exchange	18	17
3. portfolio management	23	28
3.1. individual	*23*	*28*
3.2 collective	-	-
4. custody and administration of securities	31	32
5. depositary bank	34	35
6. placement of securities	338	340
7. acceptance of trading instructions	31	35
8. consultancy services	1	-
9. distribution of third party services	179	171
9.1. portfolio management	*1*	*4*
9.1.1. individual	*1*	*4*
9.1.2. collective	-	-
9.2 insurance products	*163*	*156*
9.3. other products	*15*	*11*
D) Collection and payment services	**122**	**124**
E) Servicing related to securitisations	**1**	**1**
F) Services related to factoring	**-**	**-**
G) Tax collection services	**-**	**-**
H) Other services	**479**	**488**
Total	**1,317**	**1,329**

Subcaption H - Other services mostly recorded commissions on current accounts and overdrafts of 214 million euro, fees on credit and debit cards of 91 million euro as well as commissions on medium/long-term lending and structured finance of 84 million euro.

2.2 Fee and commission income: distribution channels of products and services

(in millions of euro)

	First half 2006	First half 2005
A) Group branches	540	539
1. portfolio management	23	28
2. placement of securities	338	340
3. third party services and products	179	171
B) "Door-to-door" sales	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-
C) Other distribution channels	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. third party services and products	-	-

2.3 Fee and commission expense: breakdown

(in millions of euro)

	First half 2006	First half 2005
A) Guarantees received	2	3
B) Credit derivatives	8	14
C) Management, dealing and consultancy services	23	24
1. dealing in financial instruments	6	7
2. dealing in foreign exchange	1	1
3. portfolio management	4	4
3.1 own customers	3	2
3.2 delegated	1	2
4. custody and administration of securities	12	11
5. placement of financial instruments	-	1
6. "door-to-door" sale of financial instruments, products and services	-	-
D) Collection and payment services	38	38
E) Other services	60	47
Total	131	126

Subcaption E – Other services included 32 million euro of fees on credit and debit cards.

SECTION 3 – DIVIDEND AND SIMILAR INCOME - CAPTION 70

3.1 Dividend and similar income: breakdown

(in millions of euro)

	First half 2006		First half 2005	
	Dividends	Income from quotas of UCITS	Dividends	Income from quotas of UCITS
A. Financial assets held for trading (a)	91	3	205	X
B. Financial assets available for sale (a)	19	-	27	X
C. Financial assets designated at fair value through profit and loss	-	-	-	X
D. Investments in associates and companies subject to joint control	930	-	262	X
Total	**1,040**	**3**	**494**	-

(a) In 2005 the caption includes quotas of UCITS.

SECTION 4 – PROFITS (LOSSES) ON TRADING - CAPTION 80

4.1 Profits (Losses) on trading: breakdown

(in millions of euro)

	Revaluations	Profits on trading	Write-downs	Losses on trading	Net result
1. Financial assets held for trading	**269**	-	**-218**	**-223**	**-172**
1.1 Debt securities	38	-	-202	-176	-340
1.2 Equities (a)	231	-	-16	-47	168
1.3 Quotas of UCITS	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Other	-	-	-	-	-
3. Foreign exchange	**X**	**X**	**X**	**X**	**-25**
4. Derivatives	**4,547**	**68**	**-4,066**	**-154**	**395**
4.1 Financial derivatives	4,110	41	-3,629	-154	368
- On debt securities and interest rates	*3,928*	-	*-3,233*	*-190*	*505*
- On equities and stock indexes	*182*	*41*	*-394*	-	*-171*
- On foreign exchange and gold	*X*	*X*	*X*	*36*	*36*
- Other	-	-	*-2*	-	*-2*
4.2 Credit derivatives	437	27	-437	-	27
Total	**4,816**	**68**	**-4,284**	**-377**	**198**

SECTION 5 – FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING - CAPTION 90

5.1 Fair value adjustments in hedge accounting: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Income from:		
A.1 fair value hedge derivatives	9	537
A.2 financial assets hedged (fair value)	2	-
A.3 financial liabilities hedged (fair value)	906	122
A.4 cash flow hedge: derivatives	-	-
A.5 foreign exchange assets and liabilities	-	-
Total A	**917**	**659**
B. Expenses for:		
B.1 fair value hedge derivatives	-903	-124
B.2 financial assets hedged (fair value)	-7	-6
B.3 financial liabilities hedged (fair value)	-1	-514
B.4 cash flow hedge: derivatives	-	-
B.5 foreign exchange assets and liabilities	-	-
Total B	**-911**	**-644**
TOTAL (A - B)	**6**	**15**

SECTION 6 – PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE - CAPTION 100

6.1 Profits (Losses) on disposal or repurchase: breakdown

(in millions of euro)

	First half 2006			First half 2005		
	Profits	Losses	Net result	Profits	Losses	Net result
Financial assets						
1. Due from banks	-	-	-	-	-	-
2. Loans to customers	3	-15	-12	-	-	-
3. Financial assets available for sale	31	-3	28	15	-	15
3.1 Debt securities	*1*	*-3*	*-2*	9	-	9
3.2 Equities	*30*	-	*30*	6	-	6
3.3 Quotas of UCITS	-	-	-	-	-	-
3.4 Loans	-	-	-	-	-	-
4. Investments held to maturity	-	-	-	-	-	-
Total assets	**34**	**-18**	**16**	**15**	**-**	**15**
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Securities issued	12	-2	10	-	-1	-1
Total liabilities	**12**	**-2**	**10**	**-**	**-1**	**-1**

SECTION 7 – PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE – CAPTION 110

Caption not applicable to Banca Intesa.

SECTION 8 – NET LOSSES / RECOVERIES ON IMPAIRMENT - CAPTION 130

8.1 Net impairment losses on loans: breakdown

(in millions of euro)

	Impairment losses			Recoveries				First half 2006	First half 2005
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Due from banks	-	-	-3	-	-	-	1	-2	-6
B. Loans to customers	-6	-321	-29	51	136	-	-	-169	-107
C. Total	**-6**	**-321**	**-32**	**51**	**136**	**-**	**1**	**-171**	**-113**

8.2 Net impairment losses on financial assets available for sale: breakdown

(in millions of euro)

	Impairment losses		Recoveries		First half 2006	First half 2005
	Individual		Individual			
	write-offs	other	of interest	other		
A. Debt securities	-	-	-	-	-	-
B. Equities (*)	-1	-	-	-	-1	-8
C. Quotas of UCITS	-	-	-	-	-	-
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**-1**	**-**	**-**	**-**	**-1**	**-8**

8.3 Net impairment losses on investments held to maturity: breakdown

It must be noted that, as at 30th June 2006, Banca Intesa did not present any Investments held to maturity.

8.4 Net impairment losses on other financial activities: breakdown

(in millions of euro)

	Impairment losses			Recoveries				First half 2006	First half 2005
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Guarantees given	-	-8	-1	-	19	-	-	10	14
B. Credit derivatives	-	-	-	-	-	-	-	-	-2
C. Commitments to lend funds	-	-	-	-	-	-	9	9	-6
D. Other operations	-	-	-	-	-	-	-	-	-
E. Total	**-**	**-8**	**-1**	**-**	**19**	**-**	**9**	**19**	**6**

SECTION 9 -ADMINISTRATIVE EXPENSES - CAPTION 150

9.1 Personnel expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
1) Personnel employed	**1,063**	**1,028**
a) wages and salaries	746	705
b) social security charges	199	198
c) termination indemnities	-	-
d) supplementary benefits	-	-
e) provisions for termination indemnities	52	49
f) provisions for post employment benefits	3	8
- defined contribution plans	-	-
- defined benefit plans	*3*	*8*
g) payments to external pension funds	34	31
- definited contribution plans	*34*	*31*
- defined benefit plans	-	-
h) costs from share based payments	-2	4
i) other benefits in favour of employees	31	33
2) Other personnel	**-30**	**-11**
3) Directors	**9**	**1**
Total	**1,042**	**1,018**

Provisions to employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 57 million euro.
As provided for by Bank of Italy instructions, personnel expenses includes cost of Bank employees seconded to Group companies. Related net recoveries are highlighted in the subcaption Other personnel.

9.2 Average number of employees by categories

	First half 2006	First half 2005
Personnel		
a) managers	496	508
b) total officers	12,529	12,349
of which 3rd and 4th level	*4,827*	*4,864*
c) other employees	17,506	18,191
Total	**30,531**	**31,048**

9.3 Post employment defined benefit plans: total expense

(in millions of euro)

Total expense recognised in the statement of income	First half 2006	First half 2005
a. Current service cost	3	7
b. Interest cost	2	3
c. Expected return on plan assets	-2	-2
d. Actuarial gains and losses recognised	-	-
e. Past service cost	-	-
f. Loss (Income) due to curtailments and settlements	-	-

9.4 Other benefits in favour of employees

The balance of the subcaption, which as at 30th June 2006 amounted to 31 million euro, was essentially formed by contributions to Cassa Assistenza Mutua (11 million euro), by lunch contributions (13 million euro) and other minor benefits (2 million euro).

9.5 Other administrative expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
Indirect taxes and duties	122	122
Information technology, processing and data processing services	174	148
Rentals and service charges - real estate	69	73
Expenses for consultancy fees	44	47
Postal, telegraphic and delivery services	25	29
Telephonic, teletransmission and transmission expenses	27	29
Legal expenses	10	10
Expenses for maintenance of real estate assets	3	3
Expenses for maintenance of furniture and equipments	10	10
Advertising and promotional expenses	37	33
Transport services	20	20
Lighting, central heating and air conditioning	24	20
Printing, stationery and consumables	11	10
Training expenses and reimbursements to personnel	26	21
Security services	9	12
Information expenses	9	8
Insurance premiums	9	13
Cleaning services	11	11
Rentals of property and equipment	6	7
Data storage and document processing	7	8
Costs reimbursed to Group companies	1	9
Other costs	33	22
Total	**687**	**665**

SECTION 10 - NET PROVISIONS FOR RISKS AND CHARGES - CAPTION 160

10.1 Net provisions for risks and charges: breakdown

The caption Net provisions for risks and charges, which amounted to 48 million euro, recorded the provisions attributable to the year relative to legal disputes for 42 million euro and future charges on equity investments for 6 million euro. The amounts listed above included an 8 million euro increase due to time value.

SECTION 11 – NET ADJUSTMENTS TO / RECOVERIES ON PROPERTY AND EQUIPMENT – CAPTION 170

11.1 Net adjustments to property and equipment: breakdown

(in millions of euro)

	Depreciation	Impairment losses	Recoveries	Net result
A. Property and equipment				
A.1 Owned	-76	-	-	-76
- *used in operations*	-76	-	-	-76
- *investment*	-	-	-	-
A.2 Acquired in finance lease	-	-	-	-
- *used in operations*	-	-	-	-
- *investment*	-	-	-	-
Total	**-76**	**-**	**-**	**-76**

As concerns the determination of impairment losses, please refer to Part A – Accounting policies.

SECTION 12 – NET ADJUSTMENTS TO / RECOVERIES ON INTANGIBLE ASSETS – CAPTION 180

12.1 Net adjustments to intangible assets: breakdown

(in millions of euro)

Attività/Componenti reddituali	Amortisation	Impairment losses	Recoveries	Net result
A. Intangible assets				
A.1 Owned	-89	-	-	-89
- *internally generated*	-77	-	-	-77
- *other*	-12	-	-	-12
A.2 Acquired in finance lease	-	-	-	-
Total	**-89**	**-**	**-**	**-89**

SECTION 13 – OTHER OPERATING EXPENSES (INCOME) - CAPTION 190

13.1 Other operating expenses: breakdown

(in millions of euro)

	First half 2006	First half 2005
Items to be reconciliated	2	2
Charges for litigations and provisions for customer restorations	2	2
Burglaries and robberies	3	5
Integration and reorganisation charges	1	10
Amortisation of leasehold improvements	10	8
Other	9	8
Total	**27**	**35**

13.2 Other operating income: breakdown

(in millions of euro)

	First half 2006	First half 2005
Income on securitisations	-	2
Recovery of insurance costs	1	1
Recovery of other expenses	2	-
Recovery of taxes and interest of previous years	-	1
Cheques prescribed	-	-
Recovery of rents paid	5	4
Recovery of services rendered to Group companies	84	45
Recovery of taxes and duties	105	107
Other	30	10
Total	**227**	**170**

SECTION 14 – PROFITS (LOSSES) ON EQUITY INVESTMENTS - CAPTION 210

14.1 Profits (Losses) on equity investments: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Profit	**29**	**32**
1. Revalutations	-	-
2. Profits on disposal	29	32
3. Write-backs	-	-
4. Other	-	-
B. Losses	**-28**	**-3**
1. Write-downs	-	-
2. Impairment losses	-5	-3
3. Losses on disposal	-	-
4. Other	-23	-
Net result	**1**	**29**

SECTION 15 - VALUATION DIFFERENCES ON PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS MEASURED AT FAIR VALUE - CAPTION 220

Caption not applicable to Banca Intesa.

SECTION 16 – GOODWILL IMPAIRMENT - CAPTION 230

16.1 Goodwill Impairment: breakdown

Banca Intesa did not record any goodwill under assets.

SECTION 17 – PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS - CAPTION 240

17.1 Profits (Losses) on disposal of investments: breakdown

(in millions of euro)

	First half 2006	First half 2005
A. Real estate assets	42	5
- profits on disposal	42	5
- losses on disposal	-	-
B. Other assets	-	-
- profits on disposal	-	-
- losses on disposal	-	-
Net result	**42**	**5**

SECTION 18 - TAXES ON INCOME FROM CONTINUING OPERATIONS - CAPTION 260

18.1 Taxes on income from continuing operations: breakdown

(in millions of euro)

	First half 2006	First half 2005
1. Current taxes (-)	-337	-87
2. Changes in current taxes of previous years (+/-)	-	-
3. Reduction in current taxes of the year (+)	-	-
4. Changes in deferred tax assets (+/-)	-104	-434
5. Changes in deferred tax liabilities (+/-)	-6	117
6. Taxes on income for the year (-) (-1+/-2+3+/-4+/-5)	**-447**	**-404**

SECTION 19 – INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS - CAPTION 280

19.1 Income (Loss) after tax from discontinued operations: breakdown

(in millions of euro)

	First half 2006	First half 2005
1. Income	-	8
2. Charges	-	-7
3. Valuation differences on discontinued operations and related liabilities	-	-
4. Profits (Losses) on disposal	-	-
5 Taxes and duties	-	-1
Income (Losses)	-	-

SECTION 20 OTHER INFORMATION

There is no further information in addition to that already provided in the previous sections.

SECTION 21 – EARNINGS PER SHARE

Earnings per share

	First half 2006			First half 2005		
	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income (*) (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	1,528.3	5,988,713,686	0.255	744.5	5,926,985,070	0.126
Diluted EPS	1,528.3	5,988,713,686	0.255	744.5	5,963,728,217	0.125
Annualized Basic EPS (**)	3,056.6	5,988,713,686	0.510	1,338.8	5,955,380,517	0.225
Annualized Diluted EPS (**)	3,056.6	5,988,713,686	0.510	1,338.8	5,963,635,153	0.224

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

(**) Net income is not indicative of forecasted net income for the whole of 2006, since it is obtained by annualising net income for the period.

Net income attributable to ordinary shares

(in millions of euro)

	First half 2006	First half 2005
Net income	1,641.0	842.7
minus		
dividends attributed to saving shares	-107.7	-94.2
portion of net income attributed to Allowance for charitable contributions	-5.0	-4.0
Net income attributable to ordinary shares [a]	**1,528.3**	**744.5**

[a] For EPS purposes.

Weighted average number of ordinary shares (for diluted EPS)

	30.06.2006	30.06.2005
Weighted average number of ordinary shares outstanding (for basic EPS)	**5,988,713,686**	**5,926,985,070**
plus		
Weighted dilutive effect due to the potential exercise of stock options	0	36,743,147
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	**5,988,713,686**	**5,963,728,217**

Part D – Segment reporting

With reference to segment reporting, produced exclusively at consolidated level, please refer to chapter "Breakdown of results by business area" of Gruppo Intesa's Consolidated report as at 30th June 2006 disclosed on 13th September 2006.

Part E – Information on risks and relative hedging policies

RISK MANAGEMENT AND THE CONTROLS SYSTEM

Banca Intesa attributes great importance to risk management and the controls system as conditions to:

- ensure reliable and sustainable value creation in a context of controlled risk;
- protect Banca Intesa's financial strength and reputation;
- permit a transparent representation of the risk profile of its portfolios.

From this viewpoint, Banca Intesa made great efforts in the last few years to obtain the validation by Supervisory authorities of the internal models for market risks and for credit derivatives, to align operating methodologies and standard practices to the indications contained in the recent regulations which discipline the definition of capital requirements to cover credit and operational risks and, lastly, to further increase the effectiveness of instruments already inserted in the processes. The definition of operating limits related to risk indicators (such as VaR) and the reference to the measurement of the "expected loss" and "capital at risk" implicit in the various portfolios, are some of the passages which make the operating declination of the strategic and operating guidelines defined by the Board of Directors, consistent along the whole of the Bank's decision-making chain, to the single operating units and to the single desk.

Within the controls system, the Head Office departments in charge of managing risks and of internal auditing – *Risk Management*, *Credit* and *Internal Auditing* – periodically meet with the other Departments, in charge of line controls as well as responsible for operating units, within certain Committees which have the role of monitoring the various risk profiles and verifying the adequacy and the correct functioning of the monitoring mechanisms based on rigorous separation criteria. The most significant committees are: the *Internal Control Committee*, the *Group's Financial Risks Committee*, the *Liquidity Committee*. Other risk checks are placed directly in contact with the Bank's day to day operations: *Credit Committee, Risk Meeting, New Product Committee*.

Risk management activities are aimed at guaranteeing constant monitoring of the main risks, regulatory compliance and effective support to the decision-making process. This entails:

- the rigorous and timely measurement of market risks (trading and banking book), structural interest rate and liquidity risks, credit risks (trading and banking book), Country risk and operational risk. Adopted methodologies provide an integrated representation of the various risk profiles; analyses are conducted mainly on positions in the books with reference to historical and normal market conditions and are supplemented by portfolio analyses and stress test estimates, what-if and scenario simulations;
- the definition of valuation parameters and rules for contracts subject to marking-to-market and fair value, as well as structuring and direct valuation when this may not be obtained from standard tools available for the business units;
- the interaction with Supervisory authorities for the validation and maintenance of internal models as well as, in this phase, the adequacy verifications with respect to the New Capital Accord (Basel II);
- the information support to planning activities and top management so that operations may be conducted in a context of controlled risk and it is possible to assess value-generation via the measurement of "expected loss" and "capital at risk";
- the close collaboration with the operating units to extend risk management methodologies to services offered to customers;
- the support to communication to pursue the objectives of transparency with customers and the market.

Internal controls system and auditing

With reference to internal auditing, the Internal Auditing Department is attributed the responsibility of surveillance on the regular proceeding of the operations, processes and risks, assessing the overall functionality of the internal controls system that guarantees i) the effectiveness and efficiency of Company processes, ii) the safeguard of asset value and protection from losses, iii) reliability and integrity of accounting and management information, as well as iv) transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

The Internal Auditing Department has a structure and a control model which is organised consistently with the divisional model of Banca Intesa. Furthermore, a compliance function is operational within the Internal Auditing Department and is responsible for guaranteeing over time the presence of rules, procedures and standard practices which effectively prevent violations or infringements of regulations in force as concerns financial intermediation and anti-money laundering. This structure complies with provisions set out by the Basel Committee and also has the responsibility of "Internal Control Function" pursuant to the regulations regarding investment services.

Auditing activities were performed directly for Banca Intesa and was carried out via:

- the control on operational processes of network and central structures, with verifications, also through on-site interventions, on the functionality of line controls in place, on the respect of internal and external regulations, on the reliability of operational structures and delegation mechanisms, on correctness of available information in the various activities and on their adequate use;
- the surveillance, via distance monitoring integrated by on-site visits, over the credit granting and management process, verifying its adequacy with respect to the risks control system and the functioning of measurement mechanisms in place;
- the valuation of adequacy and effectiveness of information technology system development and management processes, to ensure their reliability, security and functionality;
- the surveillance, also via on-site visits, over the processes related to financial operations and over the adequacy of related risks control systems;
- the verification of compliance with the behavioural rules and of the correctness of procedures adopted on investment services as well as compliance with regulations in force as concerns the separation of the assets of customers;
- the verification of the operations performed by branches abroad, with interventions by internal auditors both local and from the Head Office.

In performing its duties, the Internal Auditing Department uses preliminary methods of analysis of risks, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; this criterion used for planning interventions, based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular of the Network, are provided with adequate temporal and physical coverage.

Any weak points have been systematically notified to the Departments involved for prompt improvement actions which are monitored by follow-up activities.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee which request detailed updates also on the state of solutions under way to mitigate weak points; furthermore, the most significant events have been promptly signalled to the Board of Statutory Auditors.

An analogous approach is used as concerns the responsibilities of administrative bodies *ex* Legislative Decree 231/01 for the Internal Control Committee, as Supervisory Authority.

The activity carried out did not lead to highlight in the internal controls system any deficiencies, such to consider it inadequate to prevent or identify with sufficient timeliness errors or irregularities which may lead to losses of significant amount.

CREDIT RISK

QUALITATIVE INFORMATION

Credit granting process

Credit strategies and policies address:

- efficient selection of the single borrowers via an attentive creditworthiness analysis aimed at containing default risk, notwithstanding the objective of privileging commercial lending or loans to support new production capacity with respect to merely financial interventions;
- portfolio diversification, limiting the concentration of exposures on single counterparties/groups, single sectors or geographic areas;
- control of relationship characteristics, carried out with an information technology procedure, through a synthetic risk indicator, and systematic surveillance activity over the relationships which present irregularities, both aimed at rapidly identifying any signs of deterioration in risk exposures and inserting any deteriorated exposures in a specific credit management process.

The constant monitoring of loan portfolio quality is pursued by the adoption of specific operating checks for all the phases of loan management (analysis, granting, monitoring, management of non-performing loans).

The management of credit risk profiles of the loan portfolio is assured, starting from the analysis and granting phases, by:

- checks on the existence of the necessary conditions for creditworthiness, with particular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows;
- the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress and the presence of any relationship between the client and other borrowers;
- the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possibly, via cross selling of banking products and services.

The credit granting process, which sets out various autonomy levels both at the Network's local structures and at the Head Office Departments, requires the attribution of an internal rating to each counterparty when assessing loan applications and monitoring existing loans and the periodic updating of such internal ratings at least yearly. The internal rating affects determination of the decision-making entity, with the exception of collective bodies, since positions which present a PD (Probability of Default) exceeding a predetermined threshold, must be approved by the immediately-higher competent body with respect to that determined with ordinary criteria.

Credit risk methodologies, instruments and analysis

Surveillance and monitoring activities are currently based on an internal controls system aimed at the optimal management of credit risk.

In particular, such activities are performed using measurement methods and performance controls that permit the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, non-performing loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.

Extraordinary maintenance interventions on the risk indicator were carried out in 2005 reducing its volatility and increasing its predictive power, with an overall improvement in its performance.

For large foreign customers the indicator is built using various sources such as: i) external ratings, ii) spreads on bonds, iii) spreads on Credit Default Swaps, and iv) expected default frequency (EDF).

The positions to which the synthetic risk index attributes a high risk valuation, which is confirmed over time, are intercepted by the Non-performing Loan Process. This process, supported by a dedicated information technology procedure, enables to constantly monitor,

largely with automatic interventions, all the phases for the management of anomalous positions.
The positions which present an anomalous trend, are classified in different categories based on the risk level. Exposures with entities in default or in basically similar situations are classified in doubtful loans; exposures with entities in temporary difficulties, which it is deemed may be solved in a congruous period of time are classified in substandard loans; positions for which a bank (or a group of banks), due to the deterioration of the economic and financial conditions of the borrower, permits a modification in the original contractual terms are classified in restructured loans. Lastly, starting from 2005, following the modification of supervisory provisions and the introduction of international accounting principles, non-performing loans also include positions past due by over 180 days. This modification led to both the introduction of a new accounting category in which the positions with such characteristics are classified, and the inclusion of the continuing past-due condition as one of the elements to consider for the automatic identification in the Non-performing Loan Process, for the purpose of favouring the solution of the anomaly before the number of past due days set forth for the new classification are reached.
Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; moreover, an automatic *ad hoc* audit procedure is in place for fiduciary relationships of small amounts and with low risk indexes.
The Information Portal of the Credit Department offers both the Retail Division's operating units and the structures of the Corporate Division access via the Bank's Intranet to a wide range of standard reports dedicated to the loan portfolio of competence, updated monthly and to a series of "Alerts" which enable to identify the potentially-critical situations among those analysed.
Within the credit monitoring and analysis process also the indicators set forth by the New Basel Accord on capital requirements (Basel II) are becoming increasingly important.
Banca Intesa is implementing the Internal rating based – Advanced method (IRB Advanced). According to this methodology, in addition to PD, the bank must also determine internally these other elements for the estimation of "expected and unexpected loss" in case of default: exposure at default (EAD), loss given default (LGD) and maturity (M) of the operation.
As regards the methodologies adopted as part of the project for compliance to the new supervisory requirements, the rating models have been chosen based on their capacity to represent to the best the customer risk profile, diversifying the methodologies (scoring, qualitative and mixed statistical models) aimed at optimising the use of the available information set and identifying the specific characteristics of each customer segment. In particular, valuation models have been diversified based on type of counterparty, economic sector and turnover. In 2005 the models in use have been reestimated, as part of the validation process with the Bank of Italy, and the valuation method applied to Italian companies has been standardised in a single scale encompassing 13 classes thus permitting to widen the scale which aggregates counterparties in groups which are consistent in terms of probability of default (PD) to an analogous number of risk categories.
The classes are defined on the basis of predetermined PD ranges, with the objective of guaranteeing the maximum granularity of the scale and at the same time of obtaining a good correspondence with the default frequencies observed in the portfolios.
Customers are divided as follows:

- *households*, which includes counterparties recorded as "individuals" who do not own individual enterprises. The segment is characterised by a very high number of counterparties, which normally have been granted overdrafts for limited amounts and for which the model used to determine the rating sets out a calculation method differentiated based on the type of product requested;
- *SMEs with a turnover under or equal to 2.5 million euro*, which includes resident counterparties of any juridical nature which operate in the field of production and/or distribution of goods or services. Also this segment is characterised by a high number of granted overdrafts of limited amount. The rating model is differentiated on the basis of the juridical nature of the counterparty (individual enterprises, partnerships, companies);
- *SMEs with a turnover between 2.5 million euro and 6 million euro*. The rating model uses qualitative information, in addition to quantitative figures;

- *SMEs, corporates and large corporates with a turnover respectively between 6 and 50 million euro, 50 and 125 million euro and over 125 million euro*, characterised by companies which operate in the field of production and/or distribution of goods or services. Such segments are characterised by a more limited number of counterparties and the rating model applied to these counterparties also considers qualitative information;
- *foreign*, which includes non-resident companies which operate in the field of production and/or distribution of goods or services independently from their turnover;
- *banks*, which includes all Italian and foreign credit institutions;
- *joint accounts* between individuals and companies and *joint accounts between enterprises*;
- *Sovereigns*.

The rating models for other financial institutions, non-profit institutions and public entities are currently under definition and estimates for insurance companies have commenced implementation.

Assigned ratings are subject to an update at least yearly and whenever new qualitative elements may lead to a modification of assigned rating class.

The objective is determining, at the end of the models implementation process, a complete rating system, which permits consistency in the measurement of the risk level both for single counterparties and for the entire portfolio, integrated and capable of supporting internal credit processes (granting, management and monitoring), credit pricing and capital management.

From this viewpoint, a review of credit processes also commenced, aimed at:

- as regards granting, determining credit-granting autonomies on the basis not only of the size of the loan, but also of the probability of default;
- as regards management, to a redefinition of the phases and the timing for the identification and the classification of non-performing loans, differentiating no longer only on the basis of the risk index and of the amount, but also in function of the probability of default.

As already highlighted in accounting criteria, the approach set forth by the New Capital Accord for the purposes of bank supervision was used, for the aspects compatible with IAS/IFRS, also for the determination of provisioning on performing loans recorded in the financial statements. In such context, the estimates of the risk components PD and LGD are used as inputs in the collective measurement process as segmentation factors of loans and for the determination of percentage adjusments to be applied to the performing loan portfolio. The fact that figures come from the same source guarantees the methodological convergence between the two calculations and, at the same time, a greater consistency in the estimate of provisions for accounting purposes and the quantification of prudential capital requirements when the new supervisory regulations come into effect.

In parallel with the implementation processes of the new parameters (PD, LGD, EAD), as required by Pillar 2 of the New Capital Accord, the Risk Management Department continued to develop a capital at risk measurement system based on *CreditVaR*, consistent with the solutions already adopted for market risks. This system enables to produce regulatory estimates alongside operating measures which are better suited to represent the risk profiles of portfolios. The implemented instruments are capable of seizing the correlation/diversification effects present in the various portfolios. Therefore, such instruments support a proactive management of credit risk, allocation and commercial policies, also in adverse market conditions, through opportune stress test analysis. For this purpose, *ad hoc* analyses were conducted with Supervisory authorities and the International Monetary Fund, which confirm the capacity to face crisis scenarios on the international or domestic markets. In general, in addition to the analysis of risk within portfolios, an estimate of the impact of adverse conditions on risk profile is produced on a quarterly basis. Stress analyses simulating stock market crashes or increases in the probability of default of certain counterparties are used.

On a quarterly basis a report is presented to the Group's Financial Risk Committee containing the credit risk levels recorded in the banking book, with details relative to the commercial segments in terms of i) average PD and LGD, II) total EAD, iii) capital absorbed on the basis of the New Basel Accord provisions, iv) capital at risk measured using the portfolio model, and v) provisions approximated with internal expected loss estimates.

Lastly, the credit risk on the international large customers portfolio is monitored weekly also through the production of a synthetic valuation index used to activate the non-performing loan process for higher risk customers.

QUANTITATIVE INFORMATION

CREDIT QUALITY

Performing and non-performing exposures: amounts, adjustments, changes, economic and geographic breakdown

In the tables in this section the information related to Country risk is not presented separately in compliance with the methodological decision made by Banca Intesa for collective measurement of performing loans based on parameters that include "Country risk".

For this purpose it must be noted that non-guaranteed exposures to Countries at risk, net of the collective measurement portion, totalled 223 million euro equal to approximately 0.1% of total performing financial assets. Countries which presented the most significant exposures were British Virgin Islands for 72 million euro, Argentina for 55 million euro, Iran for 47 million euro and Serbia and Montenegro for 35 million euro.

Breakdown of financial assets by portfolio classification and credit quality (book value)

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk	Other Assets	Total
1. Financial assets held for trading	-	7	-	-	-	37,052	37,059
2. Financial assets available for sale	-	1	-	-	-	2,909	2,910
3. Investments held to maturity	-	-	-	-	-	-	-
4. Due from banks	-	-	-	-	-	42,093	42,093
5. Loans to customers	733	2,188	9	119	-	104,042	107,091
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-	-
7. Financial assets under disposal	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	-	736	736
Total 30.06.2006	**733**	**2,196**	**9**	**119**	**-**	**186,832**	**189,889**
Total 31.12.2005	**573**	**2,107**	**-**	**466**	**-**	**185,856**	**189,002**

Breakdown of financial assets by portfolio classification and credit quality (gross and net values)

(in millions of euro)

	Non-performing assets				Other assets			Total
	Gross exposure	Individual adjustments	Collective adjustments	Net exposure	Gross exposure	Collective adjustments	Net exposure	(net exposure)
1. Financial assets held for trading	14	-7	-	7	X	X	37,052	37,059
2. Financial assets available for sale	1	-	-	1	2,909	-	2,909	2,910
3. Investments held to maturity	-	-	-	-	-	-	-	-
4. Due from banks	7	-7	-	-	42,117	-24	42,093	42,093
5. Loans to customers	5,371	-2,322	-	3,049	104,534	-492	104,042	107,091
6. Financial assets designated at fair value through profit and loss	-	-	-	-	X	X	-	-
7. Financial assets under disposal	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	X	X	736	736
Total 30.06.2006	**5,393**	**-2,336**	**-**	**3,057**	**149,560**	**-516**	**186,832**	**189,889**
Total 31.12.2005	**5,183**	**-2,037**	**-**	**3,146**	**146,428**	**-499**	**185,856**	**189,002**

On- and off-balance sheet exposures to banks: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	7	-7	-	-
b) Substandard loans	-	-	-	-
c) Restructured exposures	-	-	-	-
d) Past due exposures	-	-	-	-
e) Country risk	-	X	-	-
f) Other assets	48,387	X	-24	48,363
Total A	**48,394**	**-7**	**-24**	**48,363**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	-	-	-	-
b) Other	46,395	X	-25	46,370
Total B	**46,395**	**-**	**-25**	**46,370**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1	-	-	-	-
B.1 inflows from performing exposures	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-	-	-	-	-
C.1 outflows to performing exposures	-	-	-	-	-
C.2 write-offs	-	-	-	-	-
C.3 repayments	-	-	-	-	-
C.4 credit disposals	-	-	-	-	-
C.5 transfers to other non-performing exposure categories	-	-	-	-	-
C.6 other decreases	-	-	-	-	-
D. Final gross exposure	7	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures to banks: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	6	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	1	-	-	-	-
B.1 impairment losses	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-	-	-	-	-
C.1 recoveries on impairment losses	-	-	-	-	-
C.2 recoveries on repayments	-	-	-	-	-
C.3 write-offs	-	-	-	-	-
C.4 transfers to other non-performing exposure categories	-	-	-	-	-
C.5 other decreases	-	-	-	-	-
D. Final total adjustments	7	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On- and off-balance sheet exposures to customers: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	2,300	-1,567	-	733
b) Substandard loans	2,934	-745	-	2,189
c) Restructured exposures	12	-3	-	9
d) Past due exposures	126	-7	-	119
e) Country risk	-	X	-	-
f) Other assets	129,329	X	-492	128,837
Total A	**134,701**	**-2,322**	**-492**	**131,887**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	255	-118	-	137
b) Other	49,731	X	-100	49,631
Total B	**49,986**	**-118**	**-100**	**49,768**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	**1,770**	**2,897**	-	**493**	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**700**	**1,453**	**12**	**404**	-
B.1 inflows from performing loans	54	614	9	382	-
B.2 transfers from other non-performing exposure categories	462	641	-	-	-
B.3 other increases	184	198	3	22	-
C. Decreases	**-170**	**-1,416**	-	**-771**	-
C.1 outflows to performing loans	-1	-324	-	-89	-
C.2 write-offs	-58	-31	-	-	-
C.3 repayments	-107	-594	-	-37	-
C.4 credit disposals	-	-4	-	-	-
C.5 transfers to other non-performing exposure categories	-3	-455	-	-645	-
C.6 other decreases	-1	-8	-	-	-
D. Final gross exposure	**2,300**	**2,934**	**12**	**126**	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures to customers: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	**1,197**	**801**	**-**	**28**	**-**
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**469**	**262**	**3**	**9**	**-**
B.1 impairment losses	140	189	3	9	-
B.2 transfers from other non-performing exposure categories	159	-	-	-	-
B.3 other increases	170	73	-	-	-
C. Decreases	**-99**	**-318**	**-**	**-30**	**-**
C.1 recoveries on impairment losses	-20	-83	-	-3	-
C.2 recoveries on repayments	-18	-64	-	-	-
C.3 write-offs	-58	-31	-	-	-
C.4 transfers to other non-performing exposure categories	-	-135	-	-24	-
C.5. other decreases	-3	-5	-	-3	-
D. Final total adjustments	**1,567**	**745**	**3**	**7**	**-**
- of which exposures sold not derecognised	-	-	-	-	-

Classification of exposures based on external and internal ratings

As concerns Banca Intesa's loan portfolio, the investment grade portion of exposures exceeded 60%, if valued on a scale corresponding to Agency classes and if defined using as threshold the default rate supplied by Rating agencies, necessary to identify the cut-off between the investment area and the speculative grade area (that is lower than BBB-).

In terms of trends in the last two years – that is from when the Bank started to estimate internal ratings to be used for company processes – ratings remained relatively stable over time.

Breakdown of guaranteed exposures by type of guarantee

Guaranteed loans to customers

(in millions of euro)

	Exposure totally/partly guaranteed	Value of real guarantees	Value of personal guarantees
Loans to customers	61,271	49,489	13,982
Total	**61,271**	**49,489**	**13,982**

Breakdown and concentration of loans

Breakdown of loans to customers

(in millions of euro)

Counterparties	30.06.2006	31.12.2005
Governments	202	1,072
Other public entities	479	4,138
Financial institutions	20,547	21,452
Non-financial companies and family-run businesses	56,589	55,615
- wholesale and retail trade, recovery and repairs	*7,937*	*7,524*
- construction and public works	*6,608*	*6,419*
- metal products, excluding cars and means of transport	*1,754*	*1,770*
- food products, beverages and tobacco-based products	*1,457*	*1,556*
- textiles, leather and footwear, clothing	*2,022*	*1,945*
- agricultural and forestry products and fishing	*1,876*	*1,778*
- agricultural and industrial machinery	*1,706*	*1,593*
- hotel and catering	*1,305*	*1,274*
- energy products	*1,408*	*1,813*
- other industrial products	*1,343*	*1,282*
- minerals and non-metal mineral based products	*1,038*	*973*
- paper, paper products, printed products and publishing	*713*	*851*
- chemical products	*1,117*	*1,105*
- electric materials and supplies	*1,135*	*1,137*
- rubber and plastic products	*905*	*901*
- other services for sale	*14,922*	*15,363*
- other non-financial companies	*9,343*	*8,331*
Consumer families and other	29,274	28,240
Total	**107,091**	**110,567**

Breakdown of non-performing loans to customers

(in millions of euro)

Non-performing loan counterparties	30.06.2006	31.12.2005
Financial institutions	47	75
Non-financial companies and family-run businesses	2,152	2,180
- construction and public works	*416*	*421*
- wholesale and retail trade, recovery and repairs	*299*	*287*
- hotels and catering	*108*	*126*
- textiles, leather and footwear, clothing	*82*	*78*
- agricultural and forestry products and fishing	*103*	*103*
- food products, beverages and tobacco-based products	*77*	*84*
- metal products, excluding cars and means of transport	*46*	*51*
- other industrial products	*65*	*63*
- agricultural and industrial machinery	*54*	*50*
- electric materials and supplies	*50*	*53*
- minerals and non-metal mineral based products	*22*	*24*
- paper, paper products, printed products and publishing	*22*	*20*
- means of transport	*43*	*43*
- chemical products	*19*	*23*
- internal transport services	*23*	*-*
- other services for sale	*610*	*641*
- other non-financial companies	*113*	*113*
Other	850	875
Total	**3,049**	**3,130**

Breakdown of financial assets and liabilities by geographic area

(in millions of euro)

	Italy	Other EU Countries	Other Countries	Total
ASSETS				
- Financial assets held for trading	10,112	15,696	11,251	37,059
- Financial assets available for sale	2,588	97	225	2,910
- Investments held to maturity	-	-	-	-
- Hedging derivatives	85	487	164	736
- Loans to customers	99,694	3,915	3,482	107,091
- Due from banks	30,542	9,394	2,157	42,093
Total Assets	**143,021**	**29,589**	**17,279**	**189,889**
LIABILITIES				
- Due to banks	10,383	13,568	10,478	34,429
- Due to customers	69,586	4,324	6,295	80,205
- Securities issued	52,891	4,654	2,055	59,600
- Financial liabilities held for trading	4,614	4,288	1,657	10,559
- Hedging derivatives	257	1,354	108	1,719
Total Liabilities	**137,731**	**28,188**	**20,593**	**186,512**
Guarantees and commitments	**26,782**	**47,504**	**18,891**	**93,177**

Large credit risks

Large credit risks	30.06.2006	31.12.2005
a) Amount (in millions of euro)	4,194	4,650
b) Number	2	2

SECURITISATIONS AND ASSET SALES

Securitisations

Qualitative information

Proprietary trading was carried out through purchase and sale of securities, on primary and secondary markets, characterised by an extremely high creditworthiness and liquidity profile, following the principle of diversification by geographic area and type of collateral.

Trading on securities deriving from securitisations is based not only on the analysis of market trends, but also on the qualitative and quantitative analysis of collaterals, on the valuation of credit enhancement and on the allocation rules regarding principal and interest payment flows. Risk and performance monitoring on each security present in the portfolio is carried out at two levels. At the first level, at least weekly, market prices are analysed. At the second level, monthly, the analysis of statistics referred to collateral performance are conducted.

Quantitative information

Breakdown of exposures deriving from securitisations by quality of underlying asset

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
A. Originated underlying assets	**-**	**156**	**111**	**50**	**-**	**-**
a) Non-performing	-	82	36	37	-	-
b) Other	-	74	75	13	-	-
B. Third party underlying assets	**5,822**	**705**	**-**	**-**	**1,730**	**-**
a) Non-performing	2	5	-	-	-	-
b) Other	5,820	700	-	-	1,730	-
Total	**5,822**	**861**	**111**	**50**	**1,730**	**-**

Breakdown of exposures to securitisations by financial assets portfolio and by type

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
Financial assets held for trading	5,683	665	-	-	-	-
Financial assets measured at fair value	-	-	-	-	-	-
Financial assets available for sale	139	122	45	-	-	-
Investments held to maturity	-	-	-	-	-	-
Loans (*)	-	-	66	50	1,730	-
Total	**5,822**	**787**	**111**	**50**	**1,730**	**-**
Total 31.12.2005	**6,638**	**580**	**126**	**50**	**1,289**	**-**

(*) Excluding exposures deriving from own securitisations in which assets sold have not been fully derecognised from assets, for a total of 74 million euro.

(**) This caption includes off-balance sheet exposures referred to "Guarantees given" and "Credit lines".

Equity stakes in special purpose vehicles

Name	Registered office	% Stake
Intesa Lease Sec	Milano	60.00%
Intesa Sec	Milano	60.00%
Intesa Sec 2	Milano	60.00%
Intesa Sec Npl	Milano	60.00%
Intesa Sec Npl 2	Milano	60.00%
Augusto	Milano	5.00%
Colombo	Milano	5.00%
Diocleziano	Milano	5.00%

Servicer activities – repayments on securitised loans and reimbursements of securities issued by special purpose vehicles

Servicer	Special purpose vehicles	Securitised assets		Collections of loans in the year (in millions of euro)	Percentage of reimbursed securities (period-end figure)		
		Type	Period-end figure		Senior	Mezzanine	Junior
Intesa	Intesa Sec	Performing mortgages	84	25	100.0	59.9	-
Intesa	Intesa Sec 2	Performing residential mortgages	1,044	150	50.7	-	-
Total			**1,128**	**175**			

Sales

Financial assets sold not derecognised

The sole financial assets sold not derecognised referred to securities relative to repurchase agreements, as shown in table 2.1 Financial assets held for trading.

Financial liabilities associated to financial assets sold not derecognised

The sole financial liabilities associated to financial assets sold not derecognised referred to repurchase agreements, as shown in tables 1.1 Due to banks and 2.1 Due to customers.

MARKET RISKS

QUALITATIVE INFORMATION ON THE TRADING AND BANKING BOOK

The activities for the quantification of trading risks are based on daily and period estimates of sensitivity of the trading portfolios to adverse market movements relatively to the following risk factors:

- interest rates;
- equity and market indexes;
- investment funds;
- foreign exchange rates;
- implied volatilities;
- spreads in Credit Default Swaps.

Internal model validation

For certain of the abovementioned risk factors, the Supervisory authority validated the internal models for the regulatory measurement of capital absorption of Banca Intesa (2001). In 2004 the model related to credit derivatives (credit default swaps) was also validated. For the purpose of backtesting the model Value at Risk (VaR) is periodically compared with the daily profit and loss results actually realised by the trading desks, net of the opportune adjustments relative to commissions, funding cost, intraday trading, collected coupons, changes in issuer spread, foreign exchange effects.

Capital at risk

The analysis of market risk profiles relative to the trading book and the banking book avails itself of various quantitative indicators and VaR is the most important. Since VaR is a synthetic indicator which does not fully identify all types of potential loss, risk management has been enriched with other measures, in particular simulation measures of capital at risk for the quantification of risks from illiquid parameters, stress tests, sensitivity and risk level measurements for a more complete and detailed management of exposures.

The paragraphs below provide the estimates and evolution of capital at risk, defined as the sum of VaR and of simulation on illiquid parameters, for the trading book of Banca Intesa (also comprehensive of items available for sale which are not attributable to equity stakes). For the purposes of the quantification of Banca Intesa's capital at risk to date the spread VaR estimates relative to bond issuer risk are still not available; also estimated VaR relative to the collateralised debt obligations (cdo) portfolio currently undergoing integration are excluded.

Value at Risk

VaR represents the main element in the estimate of capital at risk for its characteristics of:

- consistency and transparency (functional relation between risk and volatility of profits/losses) of risk indicators among the various business lines;
- possibility of separating risk in its elementary components (risk un-bundling);
- consistency with external performance measurement systems;
- consistency with the entire structure of limits (portfolio, desk, strategy and product);
- completeness in the capacity of seizing options and non-linear risks.

VaR estimates are calculated daily based on simulations of historical time-series, a 99% confidence level and one-working day holding period.

Historical VaR simulation consists in a full-revaluation methodology of all the trading contracts based on the historical returns of the risk variables actually realised in the past. The full-revaluation methodology enables to include in VaR estimates both the linear and non-linear (option) components of evolution of profits/losses in financial contracts. The scenarios applied in the simulation are generated on annual time-series of daily returns; for the purpose of ensuring a greater fit between the dynamics of VaR and the most recent variability of risk factors, historical scenarios are weighted with an exponential formula adopting a decay factor.

Illiquid risk simulations

The nature of certain trading products, such as alternative investments and pay-off of certain derivative products and certain indexations which require the application of illiquid and difficult to obtain risk factors (typically hedge funds and inflation estimates), makes them unsuitable for the application of VaR methodologies as for certain captions in the trading book. For the purpose of completing capital at risk estimates the following alternative measurements are identified:

- "non correlated simulation" is a calculation methodology which is applied to the exposures of Banca Intesa's alternative investment portfolio. It is based on the statistical estimate of the volatility of risk factors without including diversification effects, for a more prudent vision of capital at risk. The results of risk simulations are used solely for management purposes as concerns alternative investments – which absorb shareholders' equity for supervisory purposes through the application of the standard method;
- "correlated simulation" is a calculation methodology which is applied to exposures in inflation-linked bonds and derivatives; it includes diversification effects between exposures to various risk factors.

Stress tests

Stress tests measure the value changes of instruments or portfolios due to changes in risk factors of unexpected intensity and correlation, or extreme events, as well as changes representative of expectations on the future evolution of market variables. Stress tests are applied weekly to market risk exposures, typically adopting scenarios based on historical trends recorded by risk factors, for the purpose of identifying past worst case scenarios, or defining variation grids of risk factors to highlight the direction and non- linearity of trading strategies.

Sensitivity and greeks

Sensitivity measures make risk profiling more accurate, especially in presence of option components. These measure the risk attributable to a change in the value of a financial position to predefined changes in valuation parameters such as, among others, a one basis point increase in interest rates.

Level measures

Level measures are risk indicators which are based on the assumption of a direct relationship between the size of a financial position and the risk profile. These are used to monitor issuer/sector/Country risk exposures for concentration analysis, through the identification of notional value, market value or conversion of the position in one or more benchmark instruments (so-called equivalent position).

Trading activity

Market risks deriving from the trading activity of the Finance and Treasury Department are managed by the trading desks of Milano, London, New York and Hong Kong.

Interest rate risk from treasury activities derive from market making activities on money market products and related derivatives, also ensuring the Group's integrated liquidity management in local and foreign currency and taking part in auctions of Government bonds (Italian and European). The activities are divided by product (bonds, repo and money market) and market (Euro Zone, non-Euro, emerging markets), managing the open interest rate risk position via derivatives listed on regulated markets and interest rate swaps.

Interest rate risks from strategic finance activity are used for the definition of funding requirements in euro and foreign currency, as well as for the structuring of issues on the international and domestic markets managing the related hedges essentially with derivatives listed on regulated markets, cash securities and swaps. Purchases and sales of own securities on the secondary market are also managed within this activity.

Equity risks from proprietary trading are managed with both directional and relative value strategies mainly on shares, indexes and derivatives of Italian and European markets, as well as with volatility trading activities (options and variance swaps) and transactions on dividends.

Interest rate and credit risks from proprietary trading are managed with trading strategies in bonds (corporate, financial and Government issuers), derivatives listed on regulated markets, interest rate swaps and hedging credit derivatives.

Foreign exchange risks essentially stemmed from positions in securities and swaps denominated in local currency.
Price risks on alternative investments are managed as part of the investment in hedge funds.
Credit risks from trading in credit derivatives, with protection purchases and sales, are managed via index and single name credit default swaps (cds), synthetic collateralised debt obligations (cdo).
Banca Intesa's market risk profile includes other residual and/or strategic portfolios, whose nature depends on i) the need to allocate the captions from restructuring processes, to ensure greater separation and transparency in the allocation of certain income components, and ii) strategic business opportunities.

Banking book: general aspects
The interest rate risk of the banking book is monitored through two complementary approaches: the sensitivity of present value to parallel shifts in the term structure of interest rates and the sensitivity of interest margin to parallel shifts in the term structure of interest rates. In both cases monthly measures are used which photograph all asset and liability captions with assumptions of no changes in volumes in the monitored instruments; among the assumptions used, in the estimate of sensitivity it is presumed that core deposits have a duration of zero. In addition to parallel shifts in yield curves, alternative scenarios are also considered such as inversion, flattening and changes in the inclination of the yield curve.
As concerns internal processes for interest rate risk management and control, the Finance and Treasury Department is responsible for the management of structural interest rate risk generated by the business units which is allocated to it via an internal transfer rates mechanism; the Risk Management Department carries out monitoring of management activities, submitting quantitative evidences to the attention to the Group's Financial Risks Committee.

Risk hedging activity
Activities which are hedged from interest rate risk refer mainly to the components of investments and funding with original medium- and long-term maturity. Hedging activities are recorded using hedge accounting in two ways.
The first way refers to the coverage of fixed rate or structured bond issues via fair value hedges of bonds. The Risk Management Department measures effectiveness of structural interest rate risk hedges generated by bond issues for the purpose of hedge accounting in the respect of international accounting principles. Complementary to the verification of hedge effectiveness is the verification of the conditions which make hedge accounting applicable, with particular reference to the indication of hedged risks and the identification and documentation of hedging relationship (hedging card), specifying the means of verification of hedge effectiveness. Fair value hedging includes the hedges, via short term derivatives, of homogeneous portfolios generated by the periodic refixing of floating rate loans.
Effectiveness is assessed through prospective tests at the activation of the hedge, followed by quarterly prospective and retrospective tests over the entire period of the hedge. The prospective test occurs by comparing sensitivity to interest rate changes, expressed as changes in the fair value due to a parallel shift in the term structure of interest rates equal to 1 basis point. During the existence of the hedging relationship the prospective test represents a useful warning of potential future ineffectiveness therefore suggesting the opportune changes in the hedging relationship. Retrospective tests compare the changes in fair value between hedged item and hedging instrument cumulated from the beginning of the period and recalculated at every date set out for effectiveness tests. Changes in fair value are calculated net of repurchases of issued bonds, necessary to ensure liquidity in the secondary market of such securities. Effectiveness tests are ratios of monetary values, therefore small changes in the numerator or the denominator may generate values outside the permitted interval; since the spirit of the rule is the assessment of substantial hedge effectiveness, if ineffectiveness is caused by a technical problem, the Risk Management Department ascertains that substantial effectiveness is maintained, for example by testing that the value change in the portfolio made up of the hedged item and its hedge does not exceed a predetermined minimum threshold.
The second means of registration in the financial statements refers to the coverage of the remaining captions in the medium- and long term banking book (investments and funding not

represented by fixed rate or structured securities). For such captions hedging has the purpose of stabilising interest flow on variable rate funding to the extent that the latter finances fixed rate investments. According to the cash flow hedge methodology, the item being hedged is a flow of future net interest flows to be paid or collected grouped by time buckets.
In addition to the above even the portfolios subject to cash flow hedging are monitored by the Risk Management Department which performs effectiveness tests. Hedge effectiveness requires the verification that the cash flows from hedging instruments do not exceed those of the hedged item. Such verifications are carried out at inception of the hedging relationship and subsequently quarterly over the entire period of the hedge.

QUANTITATIVE INFORMATION ON THE TRADING BOOK

Breakdown of capital at risk

Quantitative information indicated hereafter refers to the trading book subject to market risks. In the following paragraphs the market CaR is estimated by summing up VaR and simulations on illiquid parameters for the trading books of Banca Intesa.

Evolution of capital at risk

In the first half of 2006 market risks originated by Banca Intesa were practically stable: capital at risk was on average equal to 36.1 million euro in the first quarter and 34.4 million euro in the second quarter of 2006. Capital at risk is estimated summing up historical VaR (99% confidence level and one-working day holding period) and risk simulations of the alternative investments portfolio and of other illiquid parameters (mainly dividend swap and inflation).

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa [(a)]

(millions of euro)

	average 2nd quarter 2006	minimum 2nd quarter 2006	maximum 2nd quarter 2006	average 1st quarter 2006	average 4th quarter 2005	average 3rd quarter 2005	average 2nd quarter 2005	average 1st quarter 2005
Banca Intesa	28.0	41.0	34.4	36.1	30.6	29.7	18.8	14.5

(a) The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series of Banca Intesa.

The analysis of breakdown of risk profile in the second quarter of 2006 with regard to the various factors showed the prevalence of equity risk for Banca Intesa (67% of overall CaR). For Credit Default Swaps (CDS) in the trading book highlighted in the second quarter an average VaR equal to 1.5 million euro.

Contribution of risk factors to overall CaR [(a)]

2nd quarter 2006	Shares	Funds	Rates	Credit spread (*)	Foreign Exchange	Other Parameters
Banca Intesa	67%	13%	14%	4%	1%	1%

(a) The table sets out on every line the contribution of risk factors considering 100% the overall capital at risk, calculated as the average of daily estimates in the quarter.

(*) Inclusive for Banca Intesa of spread VaR of trading CDS, except spread VaR of bonds.

Alternative investments

As concerns the alternative investments portfolio, the table below shows breakdown of exposures to highlight the degree of diversification of adopted strategies.

Contribution of strategies to portfolio breakdown [a]

	as of June 2006	End of 2005
- Relative Value / Arbitrage	19%	14%
- Event Driven	19%	17%
- Multistrategy, Funds of Funds	18%	14%
- Credit / Emerging	4%	7%
- Directional	14%	11%
- Equity Hedge / long-short	26%	37%
Total alternative investments	**100%**	**100%**

[a] The table sets out on every line the percentage of total cash exposures calculated on amounts at period-end.

Issuer risk

Issuer risk in the trading portfolio is analysed in terms of marking to market, by aggregating exposures by rating classes and is monitored using a system of operating limits based on both rating classes and concentration indexes. The estimate of spread VaR on bonds which permits the analysis in terms of capital at risk of the basis risk between bond and credit default swap markets (cash-cds basis) is currently being extended to the portfolios of Banca Intesa's Finance and Treasury Department.

Breakdown of exposures by type of issuer for Banca Intesa [a]

	Total	of which				
		Corporate	Financial	Emerging	Covered	Securitis.
Banca Intesa	100%	17%	16%	8%	12%	47%

[a] The table sets out in the Total column the contribution of Banca Intesa to issuer risk exposure. The other columns indicate percentage breakdown of issuer risk exposure.

Period-end percentage on area total, excluding Government bonds, own bonds and net of hedging cds.

The breakdown by rating of the trading portfolio highlighted a net prevalence of issuers classified as investment grade.

Breakdown of exposures by rating class for Banca Intesa [a]

	Corporate		Financial		Emerging	
	Investment grade	Speculative grade	Investment grade	Speculative grade	Investment grade	Speculative grade
Banca Intesa	90%	10%	97%	3%	91%	9%

[a] The table sets out for every area (corporate, financial and emerging) breakdown in investment grade and speculative grade of issuer risk exposures.

Period-end percentage on area total, excluding Government bonds, own bonds, exposures in covered bonds and securitisations, net of hedging cds.

Changes in capital at risk

The trend recorded by capital at risk in the first half of 2006 was mainly due to exposure to equity risk stemming from strategic investments, that was affected by negative stock market trends in May. However, the decrease in period-end risk reflected the partial disposal of the stake in Abn Amro Real, as provided for by contractual terms, due to the exercise of the 2nd *tranche* of the put option. Banca Intesa's interest rate component was stable on average.

Evolution of market risks - daily capital at risk


Million euro
45
40
35
30
25
20
15
10
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Banca Intesa

Operating limits

The structure of limits reflects the risk level deemed to be acceptable with reference to single business areas consistently with operating and strategic guidelines defined by top management. The attribution and control of limits at the various hierarchical levels implies the assignment of delegated powers to the heads of business areas, aimed at achieving the best trade-off between a controlled risk environment and the need for operating flexibility. The actual functioning of the limit system and of delegated powers is based on the following basic concepts of hierarchy and interaction.

The application of such principles led to the definition of a structure of limits in which the distinction between first level and second level limits is particularly important:

- first level limits: are defined by the Risk Management Department together with the heads of operating Departments, for which the verification of congruity and the subsequent approval of Board of Directors are necessary, examples are capital at risk limits and total exposure limits for operations subject to issuer risk;
- second level limits: have the objective of controlling operations of the various desks on the basis of differentiated measures based on the specific characteristics of traded instruments and operating strategies, such as sensitivity, greeks and equivalent exposures.

The use of operating limits of capital at risk in Banca Intesa, in the component sub-allocated to organisational units, was on average equal to 53.6% in the first half of 2006, with a maximum use of 62.7%.

Backtesting

The effectiveness of the VaR calculation methods must be monitored daily via backtesting which, as concerns regulatory backtesting, compares:

- the daily estimates of value at risk (represented by the line in the following graph);
- the daily profits/losses based on backtesting which are determined using actual daily profits and losses achieved by individual desks, net of components which are not considered in backtesting such as commissions and intraday activities.

Backtesting enables to verify the model's capability of correctly seizing, from a statistical viewpoint, the variability in the daily valuation of trading positions, covering an observation period of one year (approximately 250 estimates). Any critical situations relative to the adequacy of the internal model are represented by situations in which daily profits/losses based on backtesting highlight in the year of observation more than three occasions in which the daily loss is higher than the value at risk estimate.

Backtesting in Banca Intesa

Banca Intesa's regulatory backtesting, set out in the following graph, does not present any critical situations. Critical situations occur if daily profits and losses from backtesting prove to be higher than the VaR estimate in more than three occasions in the observation period.

BACKTESTING - BANCA INTESA


Million euro
30
20
10
0
-10
-20
-30
-40
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Daily profits/losses from backtesting
Daily value at risk

QUANTITATIVE INFORMATION ON THE BANKING BOOK

Sensitivity analysis

As regards Banca Intesa's banking book, the sensitivity of interest margin over 12 months to considerable changes in interest rates (+/- 100 basis points) was in line with asset expansion and
the upward trend recorded by reference interest rates, as shown by the following table.

(in millions of euro)

	On-balance sheet		Off-balance sheet		Total sensitivity	% sensitivity
	on demand	maturity	hedging	trading		
+100 basis points	-51.3	312.2	-141.6	58.7	178.0	5.73%
-100 basis points	75.6	-312.2	141.6	-58.7	-153.7	-4.94%

Also breakdown of capital by repricing dates highlighted the practical elimination of interest rate
risks.


Capital profile by repricing dates
million euro
40,000
30,000
20,000
10,000
0
-10,000
-20,000
-30,000
-40,000
-50,000
on demand
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
15 years
20 years
30 years
over
no sensitivity
Cash Positions
Hedging derivatives
Total gap banking book

The analysis of the medium- and long-term subset, broken down by time buckets, confirms the effectiveness of the hedging policy adopted to cover interest rate risk generated by commercial banking activities.


Medium-long term sensitivity (+1 basis point)
million euro
2.50
2.00
1.50
1.00
0.50
0.00
-0.50
-1.00
-1.50
-2.00
-2.50
1 month
2 months
3 months
4 months
5 months
6 months
9 months
12 months
2 years
3 years
5 years
7 years
10 years
12 years
15 years
20 years
25 years
30 years
Off-balance sheet
On-balance sheet
Total sensitivity

FOREIGN EXCHANGE RISK

QUALITATIVE INFORMATION

Structural foreign exchange risk is mitigated by the practice of raising funding in the same currency as assets concentrating as far as possible, foreign exchange risk exposures in the trading book where it is subject to daily VaR limits.
Management of foreign exchange risk relative to trading activities is inserted in the operating procedures and in the estimation methodologies of the internal model based on VaR calculations, as already illustrated above.

QUANTITATIVE INFORMATION

Breakdown by currency of assets and liabilities and derivatives

(in millions of euro)

	Currencies			
	US dollar	GB pound	Yen	Other currencies
A. FINANCIAL ASSETS	**15,716**	**3,096**	**3,237**	**2,795**
A.1 Debt securities	7,572	2,261	2,744	516
A.2 Equities	831	-	-	197
A.3 Loans to banks	3,098	358	381	1,389
A.4 Loans to customers	4,197	468	112	661
A.5 Other financial assets	18	9	-	32
B. OTHER ASSETS	**252**	**10**	**3**	**13**
C. FINANCIAL LIABILITIES	**19,174**	**5,890**	**441**	**3,510**
C.1 Due to banks	9,756	1,902	202	2,179
C.2 Due to customers	6,692	725	181	215
C.4 Debt securities	2,726	3,263	58	1,116
D. OTHER LIABILITIES	**1,141**	**134**	**23**	**16**
E. FINANCIAL DERIVATIVES	-	-	-	-
- Options	27,322	5,370	164	83
long positions	*13,599*	*2,685*	*82*	*58*
short positions	*13,723*	*2,685*	*82*	*25*
- Other derivatives	366,427	22,253	109,165	59,862
long positions	*185,496*	*12,634*	*53,245*	*30,310*
short positions	*180,931*	*9,619*	*55,920*	*29,552*
TOTAL ASSETS	**215,063**	**18,425**	**56,567**	**33,176**
TOTAL LIABILITIES	**214,969**	**18,328**	**56,466**	**33,103**
IMBALANCE (+/-)	**94**	**97**	**101**	**73**

QUANTITATIVE INFORMATION – FINANCIAL DERIVATIVES

Financial derivatives

Trading book: notional amounts at period-end and average

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	38,598	-	-	-	-	-	-	-	38,598	-	77,948
2. Interest rate swaps	-	422,279	-	-	-	-	-	-	-	422,279	-	464,944
3. Domestic currency swaps	-	-	-	-	-	424	-	-	-	424	-	448
4. Currency interest rate swaps	-	-	-	-	-	6,640	-	-	-	6,640	-	6,335
5. Basis swaps	-	42,161	-	-	-	-	-	-	-	42,161	-	44,960
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	106,539	9,904	-	-	-	-	-	-	106,539	9,904	74,879	-
9. Caps	-	50,046	-	-	-	-	-	-	-	50,046	-	21,481
- Bought	-	25,807	-	-	-	-	-	-	-	25,807	-	21,491
- Issued	-	24,239	-	-	-	-	-	-	-	24,239	-	-
10. Floors	-	24,714	-	-	-	-	-	-	-	24,714	-	24,440
- Bought	-	16,024	-	-	-	-	-	-	-	16,024	-	15,880
- Issued	-	8,690	-	-	-	-	-	-	-	8,650	-	8,560
11. Other options	17,194	15,285	135	12,161	-	2,582	-	-	17,329	30,028	3,122	36,477
- Bought	7,266	8,238	105	9,365	-	1,282	-	-	7,371	18,885	2,413	10,390
Plain vanilla	*7,266*	*8,211*	*105*	*9,365*	-	*914*	-	-	*7,371*	*18,490*	*2,413*	*10,071*
Exotic	-	*27*	-	-	-	*368*	-	-	-	*395*	-	*319*
- Issued	9,928	7,047	30	2,796	-	1,300	-	-	9,958	11,143	709	26,087
Plain vanilla	*9,929*	*7,039*	*30*	*2,796*	-	*1,153*	-	-	*9,958*	*10,988*	*709*	*25,894*
Exotic	-	*8*	-	-	-	*147*	-	-	-	*155*	-	*193*
12. Forward contracts	-	1,589	-	11	-	49,254	-	-	-	50,854	-	48,575
- Purchases	-	273	-	5	-	17,624	-	-	-	17,902	-	17,747
- Sales	-	1,316	-	6	-	15,933	-	-	-	17,255	-	18,343
- Currency against currency	-	-	-	-	-	15,697	-	-	-	15,697	-	11,935
13. Other derivatives	-	1,211	-	-	-	33	-	-	-	1,244	-	2,335
TOTAL	**123,733**	**605,787**	**135**	**12,172**	-	**58,933**	-	-	**123,868**	**676,892**	**78,001**	**727,953**
AVERAGE VALUES	**100,744**	**635,626**	**186**	**10,913**	**3**	**55,884**	**2**	-	**100,935**	**702,423**	**67,871**	**803,714**

Banking book: notional amounts at period-end and average
Hedging

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	28,362	-	-	-	-	-	-	-	28,362	-	34,397
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	1,043	-	-	-	1,043	-	1,044
5. Basis swaps	-	3,181	-	-	-	-	-	-	-	3,181	-	2,137
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Caps	-	100	-	-	-	-	-	-	-	100	-	60
- Bought	-	-	-	-	-	-	-	-	-	-	-	60
- Issued	-	100	-	-	-	-	-	-	-	100	-	-
10. Floors	-	90	-	-	-	-	-	-	-	90	-	735
- Bought	-	-	-	-	-	-	-	-	-	-	-	581
- Issued	-	90	-	-	-	-	-	-	-	90	-	154
11. Other options	-	87	-	517	-	-	-	-	-	604	-	2,770
- Bought	-	17	-	517	-	-	-	-	-	534	-	2,517
Plain vanilla	-	17	-	517	-	-	-	-	-	534	-	2,517
Exotic	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	70	-	-	-	-	-	-	-	70	-	253
Plain vanilla	-	70	-	-	-	-	-	-	-	70	-	253
Exotic	-	-	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	-	**31,820**	-	**517**	-	**1,043**	-	-	-	**33,380**	-	**41,143**
AVERAGE VALUES	-	**34,600**	-	**1,615**	-	**1,047**	-	-	-	**37,262**	-	**42,073**

Other derivatives

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	40	-	-	-	-	-	-	-	40	-	16
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate *Swaps*	-	-	-	-	-	-	-	-	-	-	-	-
5. Basis swaps	-	-	-	-	-	-	-	-	-	-	-	3,386
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Caps	-	802	-	-	-	-	-	-	-	802	-	70
- Bought	-	110	-	-	-	-	-	-	-	110	-	70
- Issued	-	692	-	-	-	-	-	-	-	692	-	-
10. Floors	-	7,588	-	-	-	-	-	-	-	7,588	-	8,702
- Bought	-	90	-	-	-	-	-	-	-	90	-	90
- Issued	-	7,498	-	-	-	-	-	-	-	7,498	-	8,612
11. Other options	-	1,810	-	6,568	-	98	-	-	-	8,476	-	8,189
- Bought	-	1,731	-	-	-	-	-	-	-	1,731	-	135
Plain vanilla	-	1,721	-	-	-	-	-	-	-	1,721	-	135
Exotic	-	10	-	-	-	-	-	-	-	10	-	-
- Issued	-	79	-	6,568	-	98	-	-	-	6,745	-	6,054
Plain vanilla	-	-	-	6,568	-	64	-	-	-	6,632	-	6,054
Exotic	-	79	-	-	-	34	-	-	-	113	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL	-	**10,240**	-	**6,568**	-	**98**	-	-	-	**16,906**	-	**20,363**
AVERAGE VALUES	-	**11,425**	-	**7,110**	-	**98**	-	-	-	**18,633**	-	**20,712**

Financial derivatives: purchase and sale of underlying assets

(milioni di euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total 30.06.2006		Total 31.12.2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Trading book for supervisory purposes	**123,733**	**563,626**	**135**	**12,172**	**-**	**58,933**	**-**	**-**	**123,868**	**634,731**	**78,001**	**682,993**
1. Operations with exchange of underlying asset	1,271	2,693	54	1,311	-	58,147	-	-	1,325	62,151	724	57,568
- Purchases	324	642	16	717	-	23,390	-	-	340	24,749	102	24,328
- Sales	947	1,351	38	594	-	12,369	-	-	985	20,314	622	19,460
- Currency against currency	-	-	-	-	-	17,055	-	-	-	17,089	-	13,780
2. Operations without exchange of underlying asset	122,462	560,933	81	10,361	-	786	-	-	122,543	572,580	77,277	625,425
- Purchases	22,759	281,397	72	8,653	-	350	-	-	22,830	290,900	22,536	323,237
- Sales	99,704	279,036	9	2,109	-	403	-	-	99,713	281,647	54,739	302,026
- Currency against currency	-	-	-	-	-	33	-	-	-	33	-	-
B. Banking book	**-**	**38,879**	**-**	**7,085**	**-**	**1,141**	**-**	**-**	**-**	**47,105**	**-**	**16,977**
B.1 Hedging	-	28,659	-	517	-	1,043	-	-	-	30,199	-	-
1. Operations with exchange of underlying asset	-	-	-	-	-	1,043	-	-	-	1,043	-	484
- Purchases	-	-	-	-	-	581	-	-	-	581	-	254
- Sales	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	462	-	-	-	462	-	230
2. Operations without exchange of underlying asset	-	28,639	-	517	-	-	-	-	-	29,156	-	36,522
- Purchases	-	22,498	-	517	-	-	-	-	-	23,005	-	23,132
- Sales	-	5,941	-	-	-	-	-	-	-	5,941	-	15,390
- Currency against currency	-	210	-	-	-	-	-	-	-	210	-	-
B.2 Other derivatives	-	10,240	-	6,568	-	98	-	-	-	16,906	-	16,977
1. Operations with exchange of underlying asset	-	-	-	-	-	64	-	-	-	64	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	64	-	-	-	64	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2. Operations without exchange of underlying asset	-	10,240	-	6,568	-	34	-	-	-	16,842	-	16,977
- Purchases	-	1,971	-	-	-	-	-	-	-	1,971	-	372
- Sales	-	8,269	-	6,568	-	34	-	-	-	14,871	-	16,605
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-

"Over the counter" financial derivatives: positive fair value – counterparty risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse. underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	3	-	1	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	1,274	4,586	179	184	513	126	352	191	226	-	-	-	778	1,071
A.4 financial institutions	45	655	16	95	37	84	9	2	6	-	-	-	-	-
A.5 insurance companies	38	-	5	-	-	-	-	-	-	-	-	-	-	-
A.6 non-financial companies	349	4	147	-	-	-	32	-	25	-	-	-	-	-
A.7 other counterparties	25	-	1	-	-	-	-	-	-	-	-	-	-	-
Total 30.06.2006	**1,724**	**5,245**	**349**	**279**	**550**	**210**	**393**	**193**	**257**	**-**	**-**	**-**	**778**	**1,071**
Total 31.12.2005	**2,372**	**6,250**	**461**	**330**	**540**	**1**	**193**	**645**	**133**	**-**	**-**	**-**	**1,265**	**1,113**
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	161	345	9	-	-	5	1	42	12	-	-	-	179	50
B.4 financial institutions	-	186	-	-	-	-	-	-	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	17	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	2	-	4	-	-	37	-	-	1	-	-	-	-	-
Total 30.06.2006	**163**	**531**	**13**	**-**	**-**	**59**	**1**	**42**	**13**	**-**	**-**	**-**	**179**	**50**
Total 31.12.2005	**65**	**949**	**32**	**-**	**-**	**-**	**14**	**19**	**13**	**-**	**-**	**-**	**42**	**47**

"Over the counter" financial derivatives: negative fair value – financial risk

(in millions of euro)

Controparti/Sottostanti	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	.	.	.	.	.	.	.	.	-	.	.	.	.
A.2 public entities	.	.	-	.	-	-	-	-	-	-	-	-	-	.
A.3 banks	1,135	4,116	210	94	47	10	344	466	176	-	-	-	1,019	.
A.4 financial institutions	67	783	44	18	85	29	15	8	10	-	-	-	-	.
A.5 insurance companies	7	-	19	121	.	88	-	.	-	.	-	-	-	.
A.6 non-financial companies	113	3	93	-	.	.	16	.	31	.	.	-	.	-
A.7 other counterparties	40	-	2	10	.	.	.	.	.	.	-	.	-	-
Total	**1,362**	**4,902**	**368**	**243**	**132**	**127**	**375**	**474**	**217**	**-**	**-**	**-**	**1,019**	**-**
Total 31.12.2005	**1,905**	**6,532**	**119**	**69**	**208**	**-**	**228**	**781**	**115**	**-**	**-**	**-**	**1,258**	**-**
B. Banking book														
B.1 Governments and Central Banks	-	.	.	.	-	-	-	-	-	-	-	.	-	.
B.2 public entities	-	.	.	.	-	-	-	-	-	-	-	.	-	.
B.3 banks	517	883	49	.	-	-	5	96	3	-	-	.	-	.
B.4 financial institutions	1	212	.	.	-	-	.	5	-	-	-	.	.	.
B.5 insurance companies	-	-	.	.	-	-	.	-	-	-	-	.	-	.
B.6 non-financial companies	3	-	2	-	.	.	.	.	.	.	-	-	-	-
B.7 other counterparties	1,012	-	81	511	.	.	2	.	1	.	-	-	-	-
Total	**1,533**	**1,095**	**132**	**511**	**-**	**-**	**7**	**101**	**4**	**-**	**-**	**-**	**-**	**-**
Total 31.12.2005	**1,538**	**822**	**69**	**564**	**-**	**-**	**25**	**11**	**5**	**-**	**-**	**-**	**-**	**-**

"Over the counter" financial derivatives residual life: notional amounts

(in millions of euro)

	Up to 1 year	Between 1 and 5 years	Over 5 years	Total
A. Trading book for supervisory purposes	**465,747**	**127,177**	**83,968**	**676,892**
A.1 Financial derivatives on debt securities and interest rates	410,743	112,782	82,262	605,787
A.2 Financial derivatives on equities and stock indexes	2,398	8,511	1,263	12,172
A.3 Financial derivatives on foreign exchange rates and gold	52,606	5,884	443	58,933
A.4 Financial derivatives - other	-	-	-	-
B. Banking book	**4,862**	**30,088**	**15,336**	**50,286**
B.1 Financial derivatives on debt securities and interest rates	2,742	24,559	14,759	42,060
B.2 Financial derivatives on equities and stock indexes	2,078	4,763	244	7,085
B.3 Financial derivatives on foreign exchange rates and gold	42	766	333	1,141
B.4 Financial derivatives - other	-	-	-	-
Total 30.06.2006	**470,609**	**157,265**	**99,304**	**727,178**
Total 31.12.2005	**477,716**	**249,209**	**94,460**	**821,385**

Credit derivatives

Credit derivatives: notional amounts at period-end and average

(in millions of euro)

	Trading book for supervisory purposes		Other operations	
	single counterparty	more counterparties (*basket*)	single counterparty	more counterparties (*basket*)
1. Protection purchases				
1.1 Physical settlement	22,813	12,566	-	-
Credit default swap	*22,498*	*12,566*	-	-
Credit default option	*315*	-	-	-
Credit linked notes	-	-	-	-
1.2 Cash settlement	597	3,702	96	826
Credit default swap	*394*	*3,702*	*95*	*826*
Total rate of return swap	*203*	-	*1*	-
Total 30.06.2006	**23,410**	**16,268**	**96**	**826**
Total 31.12.2005	**23,026**	**14,792**	**315**	**1,766**
Average values	**23,218**	**15,530**	**205**	**1,296**
2. Protection sales				
2.1 Physical settlement	23,720	16,149	-	-
Credit default swap	*23,690*	*15,955*	-	-
Credit linked notes	*30*	*194*	-	-
2.2 Cash settlement	791	6,794	-	194
Credit default swap	*486*	*6,725*	-	*194*
Credit linked notes	*25*	*69*	-	-
Total rate of return swap	*280*	-	-	-
Total 30.06.2006	**24,511**	**22,943**	-	**194**
Total 31.12.2005	**25,811**	**20,453**	-	**209**
Average values	**25,161**	**21,698**	-	**201**

Credit derivatives: positive fair value - counterparty risk

(in millions of euro)

	Notional amount	Positive fair value	Future exposure
A. Trading book for supervisory purposes	**49,985**	**518**	**329**
A.1 Protection purchases with	8,372	186	329
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	3,664	104	171
4. Financial institutions	3,672	81	153
5. Insurance companies	1,036	1	5
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
A.2 Protection sales with	41,613	332	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	29,924	221	-
4. Financial institutions	11,604	110	-
5. Insurance companies	85	1	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B. Banking book	**227**	-	-
B.1 Protection purchases with	227	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	195	-	-
4. Financial institutions	32	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B.2 Protection sales with	-	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	-	-	-
4. Financial institutions	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
Total 30.06.2006	**50,212**	**518**	**329**
Total 31.12.2005	**48,785**	**770**	**461**

Credit derivatives: negative fair value - financial risk

(in millions of euro)

	Notional amount	Negative fair value
Trading book for supervisory purposes		
1. Protection purchases with		
1.1 Governments and Central Banks	-	-
1.2 Other public entities	-	-
1.3 Banks	17,774	194
1.4 Financial institutions	11,532	132
1.5 Insurance companies	2,000	-
1.6 Non-financial companies	-	-
1.7 Other counterparties	-	-
Total 30.06.2006	**31,306**	**326**
Total 31.12.2005	**26,322**	**240**

Credit derivatives residual life: notional amounts

(in millions of euro)

	Up to 1 year	Between 1 and 5 years	Over 5 years	Total
A. Trading book for supervisory purposes	**16,224**	**55,315**	**15,593**	**87,132**
A.1 Credit derivatives with "qualified reference obligation"	11,674	42,637	14,363	68,674
A.2 Credit derivatives with "unqualified reference obligation"	4,550	12,678	1,230	18,458
B. Banking book	**96**	**79**	**941**	**1,116**
B.1 Credit derivatives with "qualified reference obligation"	96	-	32	128
B.2 Credit derivatives with "unqualified reference obligation"	-	79	909	988
Total 30.06.2006	**16,320**	**55,394**	**16,534**	**88,248**
Total 31.12.2005	**15,973**	**54,216**	**16,182**	**86,371**

LIQUIDITY RISK

QUALITATIVE INFORMATION

Liquidity risk management processes and measurement methods

Liquidity risk is defined as the possibility that the entity is not capable of meeting its payment obligations due to its incapacity of raising new funds (funding liquidity risk), its incapacity of selling assets on the market (asset liquidity risk) to cover the imbalance to be financed or the fact that the entity may be forced to sustain very high costs to meet its commitments. Banca Intesa's liquidity policy is disciplined by two documents approved by the Board of Directors in November 2003 which set out the liquidity risk management policy and the contingency liquidity plan.

The Departments which are in charge of ensuring the correct application of liquidity policy are the Finance and Treasury Department, for liquidity management, and the Risk Management Department, for the certification and monitoring of indicators and limits. Banca Intesa directly manages its liquidity, coordinates liquidity management for the Group in all currencies, ensures the adoption of adequate control techniques and procedures and avails itself of the Liquidity Committee.

The monitoring of risk is based on two types of indicators: liquidity indexes subject to limits and crisis indexes subject to four alert thresholds, with emergency procedures in case of escalation and daily measurement. The first type includes maturity mismatching rules set forth by the Bank of Italy, balance sheet ratios, exposure measures on the interbank market, funding concentration ratios; the second type includes certain specific short-term indicators regarding the Bank (such as spreads on interbank investments), certain short-term systemic indicators, certain specific long-term indicators (such as spreads on Bank issues) and certain systemic long-term indicators (such as spreads on the industrial sector).

QUANTITATIVE INFORMATION

Weekly net exposure on the interbank market


2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
-12,000
-14,000
million euro
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06

The graph above shows the trend of net cumulated exposure for seven days on the interbank market. Average exposure in the last twelve months amounted to approximately 6.2 billion euro and does not present any particular trend in the period under observation. Such exposure is the combined effect of treasury activities in Milano and in the branches abroad.

Spreads in asset swaps of Banca Intesa benchmark issued


100
90
80
70
60
50
40
30
20
10
0
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
TIER 1
TIER 2
SENIOR

The graph, which shows the trends recorded by spreads in basis points of Banca Intesa issues in the last twelve months, confirms that the perception of the Bank's specific risk is close to all-time lows, relatively to Senior issues. Issues related to Tier 1 and Tier 2, more volatile, continued a downward trend until the first quarter of 2006; subsequently, there was an inversion mostly related to the generalised increase in interest rates and the decline of stock markets.

Financial assets and liabilities: breakdown by maturity

(in millions of euro)

	On demand	Between 1 and 7 days	Between 7 and 15 days	Between 15 days and 1 month	Between 1 and 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 5 years	Over 5 years
Cash assets	**29,256**	**7,748**	**2,589**	**4,798**	**11,536**	**18,418**	**12,420**	**40,584**	**49,723**
A.1 Government bonds	-	-	-	-	77	878	103	2,574	366
A.2 Listed debt securities	2	33	252	251	1,337	482	374	1,946	4,612
A.3 Other debt securities	12	-	81	396	866	880	4,249	3,637	5,089
A.4 Quotas of UCITS	-	-	-	-	-	-	-	-	596
A.5 Loans	29,242	7,715	2,256	4,149	9,256	16,178	7,694	32,427	39,060
- Banks	*6,363*	*5,428*	*1,672*	*2,320*	*4,777*	*4,056*	*3,941*	*7,283*	*5,593*
- Customers	*22,879*	*2,287*	*584*	*1,529*	*4,479*	*12,122*	*3,753*	*25,144*	*33,467*
Cash liabilities	**72,878**	**21,877**	**4,330**	**6,227**	**9,118**	**4,944**	**6,606**	**32,723**	**20,396**
B.1 Deposits	67,914	21,668	2,408	5,601	6,205	2,097	1,017	3,255	4,468
- Banks	*4,211*	*13,247*	*1,576*	*3,182*	*3,587*	*1,948*	*677*	*3,095*	*2,906*
- Customers	*63,703*	*8,421*	*832*	*2,419*	*2,618*	*149*	*340*	*160*	*1,562*
B.2 Debt securities	320	209	1,922	626	2,913	2,847	5,587	28,787	15,888
B.3 Other liabilities	4,644	-	-	-	-	-	2	681	40
Off-balance sheet transactions	**3,345**	**64,298**	**1,255**	**1,732**	**1,701**	**13,541**	**9,370**	**23,262**	**18,563**
C.1 Financial derivatives with exchange of capital	56	214	538	290	869	1,139	2,362	12,686	1,631
- Long positions	-	*117*	*273*	*155*	*465*	*558*	*1,182*	*6,317*	*774*
- Short positions	*56*	*97*	*265*	*135*	*404*	*581*	*1,180*	*6,369*	*857*
C.2 Deposits and loans to be settled	2,649	1,689	65	152	662	-	80	-	-
- Long positions	*2,649*	-	-	-	-	-	-	-	-
- Short positions	-	*1,689*	*65*	*152*	*662*	-	*80*	-	-
C.3 Irrevocable commitments to lend funds	640	62,395	652	1,290	170	12,402	6,928	10,576	16,932
- Long positions	*150*	*31,291*	*387*	*660*	*85*	*6,201*	*3,464*	*5,288*	*8,466*
- Short positions	*490*	*31,104*	*265*	*630*	*85*	*6,201*	*3,464*	*5,288*	*8,466*

Financial liabilities: breakdown by sector

(in millions of euro)

	Governments and Central Banks	Other public entities	Financial institutions	Insurance companies	Non-financial companies	Other counterparties
1. Due to customers	187	1,671	15,439	1,014	23,073	38,821
2. Securities issued	-	-	1,393	-	89	58,078
3. Financial liabilities held for trading	110	613	1,177	128	154	1,577
4. Fair value financial liabilities	-	-	-	-	-	-
Total 30.06.2006	**297**	**2,284**	**18,009**	**1,142**	**23,316**	**98,476**
Total 31.12.2005	**244**	**2,639**	**21,612**	**1,363**	**22,123**	**93,295**

Financial liabilities: breakdown by geographic area

(in millions of euro)

	Italy	Other European Countries	America	Asia	Rest of the World
1. Due to customers	69,586	4,993	5,252	284	90
2. Due to banks	10,383	15,904	2,542	4,430	1,170
3. Securities issued	52,891	4,654	1,599	456	-
4. Financial liabilities held for trading	4,614	4,361	1,459	125	-
5. Fair value financial liabilities	-	-	-	-	-
Total 30.06.2006	**137,474**	**29,912**	**10,852**	**5,295**	**1,260**
Total 31.12.2005	**137,736**	**27,055**	**13,303**	**6,501**	**585**

OPERATIONAL RISK

Operational risks are identified, monitored and measured within the Operational Risk Management process. The pursuit of such objectives enables to:

- guarantee operational continuity and the functioning of the production chain in orderly, effective and efficient conditions;
- maximise value creation for shareholders and other stakeholders through growth, a strict cost discipline, attentive risk management and capital allocation, maintaining a medium- and long term viewpoint on innovative issues;
- safeguard tangible and intangible assets (brand, customer relationships, products, services and procedures), values, professional and intellectual know-how and ethical behaviour.

Definition
Operational risk is defined as the risk of suffering losses due to inadequate or failed internal processes, people and systems or as a result of external events. Operational risk excludes strategic and reputational risks whereas it includes legal risk, that is, the risk deriving from breach or non-compliance with laws, regulations or from a lack of transparency relating to the legal rights and duties of counterparties in a transaction. Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions, as well as private settlements.

Organisational structure
Banca Intesa has a centralised function for the Group's Operational Risk Management within Risk Management Department which reports to the Chief Risk Officer. The Operational Risk Management unit is responsible for the definition, implementation, monitoring and improvement of the methodological and organisational framework, as well as the systematic measurement and reporting of the risk profile to top management and the control of mitigation effectiveness.
The guiding principles of the framework assign the responsibility of identification, assessment, (both actual and prospective), management and mitigation of Operational Risk to the Operating Units; specific professionals have been identified within each Operating Unit (Business Line Operational Risk Manager) responsible for managing all the inputs to the framework.
To support the Change Management programme under way and to spread the operational risk management culture various training sessions were carried out for the professionals actively involved in the operational risk management process.

Figures and Internal Model
Banca Intesa's Internal Model is designed to combine both quantitative and qualitative information sources homogeneously.
The qualitative component (Self Risk Assessment) is focused on the assessment of the risk exposure of each unit – both in terms of potential future losses and quality of controls, as well as any forms of mitigation – and is based on the assessment of relevant scenarios; the scenarios are identified on the basis of a proprietary model for risk classification and vary according to activities carried out by the single Operating unit.
The results of the assessment are processed using a model which translates subjective projections of exposure to operational risk into economic capital at risk. The scenarios are subject to an analysis of consistency by the Operational Risk Management Unit and to an independent review by the Internal Auditing Department.
In particular, all the main Operating Units were involved in the Self Risk Assessment process (assessment of risk exposure, main vulnerability areas, quality of existing controls and defining or planning mitigation initiatives or corrective actions).
The quantitative component is based on the statistical analysis of historical loss data, reported internally (via the regular and timely update of a database) or externally (via the participation to consortium initiatives such as "Database Italiano Perdite Operative" – Italian Operating Loss Database – managed by the Italian Banking Association, Global Operational Loss Data - managed by the British Bankers' Association and Operational Riskdata Exchange Association).

A new application G.R.P.F. (Gestione e Rilevazione Perdite in Filiale – Incident reporting for branches), is currently being implemented and distributed in the retail branches in order to improve the quality and reliability of the data collected; with the objective of permitting the decentralisation of loss collection by risk-owners and improving correctness, completeness and consistency of reporting information.
An LDA (Loss Distribution Approach) model is used to estimate exposure to operational risk for both the quantitative approach and the qualitative approach; the use of external data is achieved via EVT (Extreme Value Theory) techniques. Estimates are based on a one-year holding period and a 99.9% confidence interval.
To capture any residual potential risks, the results obtained via the quantitative analysis are then weighted using a control quality index prepared for each Operating unit by the Internal Auditing Department.
The two approaches are then integrated on the basis of a weighting system which reflects the risks analysed and the relative peculiarity of available data and information.

Transfer of risk
For the purpose of optimising its insurance strategy, Banca Intesa has a traditional policy of operational risk transfer with the objective of mitigating the impact of any unexpected losses.
The development of a new programme (ASSIweb) commenced in 2005. It will facilitate the administration of insurance policies, improve the definition of insurance contracts, monitor the effectiveness of the risk transfers, allocate sustained costs consistently with hedged risks, improve processes of procurement and claims management, linking insurance recoveries to operational risk events.

Reporting
Monitoring of operational risks is performed by an integrated reporting system, which provides information necessary for the risk management and/or mitigation.
Reporting is produced by the Operational Risk Manager of each Operating Unit for the purpose of an overall and integrated management of operational risks: via trend analysis of reported events in the Operating Unit it is in fact possible to constantly monitor risk exposure and effectiveness of controls or corrective actions.
Quantitative figures, reported monthly by the Operating Units, are then analysed by the Operational Risk Management function, which regularly prepares reports for management and the Risk Committee: such reports highlight the main operational events recorded in the reference period, as well as provide an analysis of the trend of risk exposure and a comparison with forecasted losses from the Self Risk Assessment of the previous year.
In particular, a new quarterly report was developed in order to integrate operational risk management with daily operations and supply additional information to support the decision-making processes.

Legal risks
As regards the various types of risk, and in particular legal risks, in the first months of 2006 the conciliation procedures with customers related to the Finmek and Finmatica bonds were concluded positively. Conciliations related to Parmalat, Cirio and Giacomelli bonds, as amply illustrated in the Report on operations of the Annual report 2005, had already been closed last year.
As concerns other important controversies, in the first months of the year no significant events occurred.
As concerns business continuity, in the first half Banca Intesa introduced a Crisis management organisational model which attributes the power to declare the state of emergency and specifies the command chain in charge of managing the company in exceptional circumstances that may partly or gravely jeopardise the Bank's regular operations. Events provided for are internal and external disasters and, in particular, cases of information technology failure, inaccessibility of the premises which normally host operations and unavailability of essential personnel. At the top of Crisis Management Model there is a specific Committee, made up of representatives of the company's top management, which is in charge of defining the strategies and coordinating the consequent initiatives to face the severe emergencies for all risk scenarios. Furthermore, the Committee has a consultative function as concerns i) the results of the periodic checks on operating continuity solutions, ii) communications to Supervisory

Authorities, and iii) security and business continuity strategies. The Model identifies a network of reference people in case of crisis, made up of representatives of all company functions which, under the coordination of an Overall head, may be called to make up the crisis unit in charge of managing emergency situations.
Lastly, it must be noted that in July Banca Intesa reached an agreement with the national representative of consumer associations, for the stipulation of a new, permanent conciliation procedure. This protocol will enable customers of the Bank to solve any litigations which should arise with the Bank extra-judicially, avoiding the delays and costs of a legal litigation. This dedicated conciliation table could interest, in theory, all Bank customers, who, in case of complaints which are not dealt with, may directly access the conciliation table for free. The agreement covers holders of all products launched from 2003 to date and the subscribers of services for households which Banca Intesa will launch in the future. Time to solve conflicts will be at most 60 days. The requests will be assessed individually by specific Conciliation Commissions made up of a representative of Consumer associations and a representative of the Bank. The six-month test phase will start in October for the Lombardia, Lazio and Puglia Regions. Subsequently the agreement will be extended to the whole national territory and to the other Gruppo Intesa banks.

Part F – Information on capital

SECTION 1 – PARENT COMPANY'S SHAREHOLDERS' EQUITY

Qualitative information

Capital management concerns the set of policies and decisions required to define the dimension of shareholders' equity, as well as the optimal combination of the various alternative capitalisation instruments, in order to ensure that shareholders' equity and capital ratios of Banca Intesa are consistent with their risk profile and comply with supervisory requirements.

Banca Intesa is subject to capital adequacy requirements set out by the Basel Committee according to the provisions issued by the Bank of Italy. On the basis of such provisions, the ratio between regulatory shareholders' equity and risk-weighted assets must be at least equal to 7%; compliance with requirements is verified half-yearly by the Bank of Italy.

The verification of compliance with supervisory requirements and consequent capital adequacy is dynamic over time and depends upon the objectives set out in the Business Plan.

The first verification occurs in the process of assignment of budget objectives: based on the growth trends expected for loans, other assets and statement of income aggregates, credit, market and operational risks are quantified and their compatibility with compulsory capital ratios is verified.

Compliance with capital adequacy is obtained via various levers, such as pay-out policy, definition of strategic finance operations (capital increases, issue of convertible bonds, subordinated bonds, etc.) and the management of loan policy on the basis of counterparty risk. In the year, compliance with capital ratios is monitored on a quarterly basis and if necessary appropriate actions are taken to direct and control balance sheet aggregates.

A further step in preventive analysis and control of the capital adequacy occurs whenever extraordinary operations (such as acquisitions, disposals, etc.) are resolved upon. In this case, on the basis of the information on the operation to be conducted, its impact on capital ratios is estimated and any necessary actions to ensure compliance with the requirement set forth by Supervisory Authorities are planned.

Quantitative information

The following table, as set forth by art. 2427 of the Italian Civil Code, par. 7-bis, details shareholders' equity captions indicating their origin, means of use and possibility of distribution, as well as their use in previous years.

(in millions of euro)

	Amount		Possibility of use (*)	Portion available	Uses in the past three years for loss coverage	Uses in the past three years for other reasons
Share capital		**3,613**				
Share premium reserve		**5,559**	**A, B, C**	**5,559**	-	
Reserves		**2,301**				
Legal reserve	*773*		A[1], B	*773*	-	-
Statutory reserve	*966*		A, B, C	*966*	-	*-1,643*
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	*232*		*A, B, C*	*232*	-	-
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	*302*		*A, B, C*	*302*	-	-
Other reserves	*28*		*A, B, C*	*28*	-	*-20*
Valuation reserves		**1,455**				
Valuation reserve (Law 576 of 2/12/1975)	*3*		*A, B, C*	*3*	-	-
Valuation reserve (Law 72 of 19/3/1983)	*143*		*A, B, C*	*143*	-	-
Valuation reserve (Law 408 of 29/12/1990)	*7*		*A, B, C*	*7*	-	-
Valuation reserve (Law 413 of 30/12/1991)	*379*		*A, B, C*	*379*	-	-
Valuation reserve (Law 342 of 22/11/2000)	*455*		*A, B, C*	*455*	-	-
Valuation reserve of financial assets available for sale	*387*		-	-	-	-
Valuation reserve of cash flow hedges	*81*		-	-	-	-
Net income		**1,641**	-	-	-	
Total		**14,569**		**8,847**	-	**-1,663**

(*) A = capital increase; B = loss coverage; C = distribution to shareholders.

(1) May be used to increase capital (A) for the portion exceeding one fifth of the share capital.

(2) In case of use of the reserve to cover losses, net income may not be distributed unless the reserve is integrated or correspondingly reduced. The reduction must be resolved upon by the Extraordinary Shareholders' Meeting without compliance to provisions set out in par. 2 and 3 of art. 2445 of the Italian Civil Code.

(3) The reserve, if it is not recorded under shareholders' equity, may be reduced only in compliance with provisions of par. 2 and 3 of art. 2445 of the Italian Civil Code. If it is distributed to shareholders it concurs to form the Company's taxable income.

(4) The reserve is unavailable pursuant to art. 6 of Legislative Decree 38/2005.

In addition to the uses occurred in the last three years set out in the table the Reserve for own shares (1,339 million euro) was used in 2003 and 2004 following the free assignment of ordinary shares to shareholders.

Following the elimination of accelerated depreciation recorded for purely fiscal purposes occurred in 2004, pursuant to art. 109, par. 4, letter b) of the new Combined Tax Regulations, at the end of 2005 reserves, excluding legal reserve, must be considered subject to a suspended tax regime for 18 million euro.

SECTION 2 – SHAREHOLDERS' EQUITY FOR SUPERVISORY PURPOSES AND CAPITAL RATIOS

Qualitative information

Shareholders' equity for supervisory purposes and related capital ratios have been calculated using the new instructions issued by the Bank of Italy which consider IAS/IFRS principles (Circular 155/91 relative to "Instructions on the preparation of regulatory reporting on shareholders' equity for supervisory purposes and capital ratios").

Shareholders' equity for supervisory purposes, as in previous regulations, is calculated as the sum of positive components, included with certain limits, and negative components, on the basis of their capital quality; positive components, in order to be eligible for the calculation of capital absorptions, must be fully available for the bank.

Shareholders' equity for supervisory purposes is made up of Tier 1 capital and Tier 2 capital net of some deductions; in particular:

- Tier 1 capital includes paid-in share capital, share premium reserve, reserves from retained earnings and capital net of own shares or quotas, of intangible assets, as well as of any losses recorded in previous years and in the current year;
- Tier 2 capital includes valuation reserves, hybrid capital instruments, subordinated liabilities, net of adjustments to loans subject to Country risk and of other negative elements.

Deductions from Tier 1 and Tier 2 capital refer to equity investments and other captions (innovative equity instruments, hybrid capital instruments and subordinated assets) issued by such entities, as well as the so-called "prudential filters" supplied by the Basel Committee in the discipline of criteria which national supervisory authorities should comply with in the harmonisation of prudential regulations with new financial statement criteria.

Prudential filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections in accounting figures, before their use for supervisory purposes. In particular, the new provisions, as concerns to the most significant aspects for Banca Intesa, set out that:

- financial assets held for trading, both unrealised profits and losses are fully recorded;
- financial assets available for sale, unrealised profits and losses are offset: the balance, if negative, reduces Tier 1 capital, if positive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from Tier 1 and Tier 2 capital;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equity for supervisory purposes on a straight-line basis over a period of five years.

On the basis of Supervisory instructions, the Bank's shareholders' equity for supervisory purposes should be at least 7% of total risk-weighted assets (total capital ratio) in relation to credit risk profile, valued on the basis of category of borrowing counterparties, maturity, Country risk and guarantees received.

Furthermore, banks must comply with capital requirements to face market risks calculated on the whole trading portfolio separately for the various types of risk: position risk on debt securities and equities, settlement risk, counterparty risk and concentration risk. Moreover, with reference to the entire financial statements, foreign exchange risk and position risk on commodities must be calculated. The use of internal models to determine the capital requirement for market risks is permitted; in particular, Banca Intesa applies the internal model to calculate generic position risk (price risk oscillation) and specific risk (issuer risk) for equities, generic position risk for debt securities and the specific risk of certain type of credit derivatives in the trading portfolio, while for other risks standard methodologies are used.

For the assessment of financial soundness, more rigorous ratios are also used: the Tier 1 capital ratio, represented by the ratio between Tier 1 capital and risk-weighted assets, and the Core Tier 1 capital ratio, represented by the ratio between Tier 1 capital (net of preference shares) and risk-weighted assets.

Quantitative information

The main contractual characteristics of innovative instruments which, together with share capital and reserves, are included in the calculation of Tier 1 and Tier 2 capital are summarised in the following tables.

1. Tier 1 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated bonds	8.01% fixed rate; as of 15/07/08 3-month Libor + 3.25%	YES	15th Jul 1998	N.A.	As of 15th Jul 2008	USD	200,000,000.00	157
Subordinated bonds	3-month Libor + 1.6%; as of 15/7/08 3-month Libor + 2.93%	YES	15th Jul 1998	N.A.	As of 15th Jul 2008	EUR	550,000,000.00	549
Subordinated bonds	8.25% fixed rate; as of 15/07/08 3-month Libor + 3.20%	YES	15th Jul 1998	N.A	As of 15th Jul 2008	GBP	120,000,000.00	173
Subordinated deposit	6.988% fixed rate; as of 12/07/2011 3-month Euribor + 2.60%	YES	12th Jul 2001	N.A.	As of 12th Jul 2011	EUR	500,000,000.00	500
Total innovative equity instruments (Tier I)								**1,379**

2. Tier 2 capital

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated deposit	3-month Libor + 0.87%	NO	2nd Jan 1998	2nd Jan 2008	NO	USD	500,000,000.00	393
Subordinated deposit	3-month Libor + 0.87%	NO	2nd Jan 1998	2nd Jan 2008	NO	ITL	200,000,000,000	103
Subordinated deposit	3-month Libor + 0.645%	NO	10th Apr 1998	10th Apr 2008	NO	ITL	250,000,000,000	129
Subordinated deposit	3-month Libor + 0.645%	NO	10th Jun 1998	10th Jun 2008	NO	ITL	800,000,000,000	413
Subordinated bonds	3-month Euribor + 0.65%	NO	30th Jun 1998	30th Jun 2008	NO	EUR	200,000,000.00	200
Subordinated bonds	5% fixed rate	NO	29th Dec 1998	30th Dec 2008	NO	ITL	495,000,000,000	252
Subordinated bonds	6-month Euribor + 0.70%	NO	29th Dec 1998	30th Dec 2008	NO	ITL	5,000,000,000	3
Total hybrid instruments (Upper Tier II)								**1,493**
Subordinated certificates of deposit	8.25% fixed rate	NO	15th Jul 1992	15th Jul 2007	NO	USD	200,000,000.00	63
Subordinated bonds	3-month Libor + 0.20%	NO	1st Dec 1997	1st Dec 2007	As of 1st Dec 2002	ITL	800,000,000,000	165
Subordinated bonds	3-month Libor	NO	1st Feb 1998	1st Feb 2008	As of 1st Feb 2003	ITL	700,000,000,000	144
Subordinated bonds	3-month Libor	NO	1st Jun 1998	1st Jun 2008	As of 1st Jun 2003	ITL	362,430,000,000	75
Subordinated bonds	5.15% fixed rate	NO	9th Jun 1998	10th Jun 2008	NO	ITL	100,000,000,000	21
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	NO	16th Jun 1998	17th Jun 2013	NO	ITL	500,000,000,000	185
Subordinated bonds	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	NO	30th Jun 1998	31st Jul 2006	NO	ITL	300,000,000,000	33
Subordinated bonds	1st coupon: 8%, 2nd and 3rd: 6.375%, for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	NO	30th Jun 1998	1st Jul 2013	NO	ITL	200,000,000,000	76
Subordinated bonds	4.4% fixed rate	NO	16th Nov 1998	17th Nov 2008	NO	ITL	300,000,000,000	93
Subordinated bonds	4.4% fixed rate	NO	9th Dec 1998	10th Dec 2008	NO	ITL	200,000,000,000	62
Subordinated bonds	1st coupon, 8%, 2nd: 5%, 3rd: 4%, for the following coupons: 70% of 10-year euro swap rate	NO	9th Mar 1999	9th Mar 2014	NO	ITL	480,000,000,000	215
Subordinated bonds	1st coupon: 6%, 2nd: 5.5%, 3rd: 4%, for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	NO	15th Jul 1999	15th Jul 2014	NO	EUR	250,000,000.00	219
Subordinated bonds	5.3% fixed rate	NO	22nd Oct 1999	1st Jan 2010	NO	EUR	150,000,000.00	120
Subordinated bonds	4.70% fixed rate	NO	15th Nov 1999	15th Nov 2006	NO	EUR	104,000,000.00	21
Subordinated bonds	5.1% fixed rate	NO	17th Nov 1999	17th Nov 2009	NO	EUR	350,000,000.00	277
Subordinated bonds	4.9% fixed rate	NO	23rd Nov 1999	1st Jan 2007	NO	EUR	95,000,00.00	19

Characteristics of subordinated instruments	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Subordinated bonds	5.2% fixed rate	NO	7th Dec 1999	1st Jan 2010	NO	EUR	50,000,000.00	72
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	155,000,000.00	31
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	65,000,000.00	13
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	39,000,000.00	8
Subordinated time deposit	12-month Euribor + 0.01%	NO	29th Dec 1999	29th Dec 2006	NO	EUR	25,000,000.00	5
Subordinated bonds	5.3% fixed rate	NO	21st Jan 2000	1st Jan 2010	NO	EUR	100,000,000.00	80
Subordinated bonds	5.0% fixed rate	NO	25th Jan 2000	1st Jan 2007	NO	EUR	90,000,000.00	18
Subordinated bonds	4.70% fixed rate	NO	11th Feb 2000	11th Feb 2007	NO	EUR	104,000,000.00	21
Subordinated bonds	5.5% fixed rate	NO	16th Feb 2000	1st Jan 2010	NO	EUR	41,000,000.00	33
Subordinated bonds	5.2% fixed rate	NO	16th Feb 2000	1st Jan 2007	NO	EUR	59,000,000.00	12
Subordinated bonds	6.11% fixed rate; as of 23/2/05 97% of 30-year euro swap mid rate	NO	23rd Feb 2000	23rd Feb 2015	NO	EUR	65,000,000.00	65
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	41,000,000.00	8
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15,000,000.00	3
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	52,000,000.00	10
Subordinated time deposit	12-month Euribor + 0.01%	NO	23rd Mar 2000	23rd Mar 2007	NO	EUR	15,000,000.00	3
Subordinated bonds	92% of 30-year euro swap mid rate, never lower than the preceding	NO	12th Mar 2001	23rd Feb 2015	NO	EUR	50,000,000.00	50
Subordinated bonds	5% fixed rate	NO	9th Apr 2001	9th Apr 2007	NO	EUR	991,225,000.00	198
Subordinated bonds	5.35% fixed rate	NO	9th Apr 2001	9th Apr 2011	NO	EUR	125,478,000.00	123
Subordinated bonds	5.20% fixed rate	NO	15th Jan 2002	15th Jan 2012	NO	EUR	265,771,000.00	262
Subordinated bonds	5.50 % fixed rate	NO	12th Apr 2002	12th Apr 2012	NO	EUR	126,413,000.00	121
Subordinated bonds	5.85% fixed rate, as of 8/5/2009 3-month Euribor + 1.25%	YES	8th May 2002	8th May 2014	As of 8th May 2009	EUR	500,000,000.00	500
Subordinated bonds	3-month Euribor + 0.25%	YES	8th Feb 2006	8th Feb 2016	As of 8th Feb 2011	EUR	1,500,000,000.00	1,497
Total eligible subordinated liabilities (Lower Tier II)								4,921
Total								7,793

3. *Tier 3 capital*

As at 30th June 2006 shareholders' equity did not include any Tier 3 instruments.

Prudential filters

(in millions of euro)

	Amount 30.06.2006	Amount 31.12.2005
A.Tier 1 capital before the application of prudential filters	**13,386**	**12,389**
Tier 1 capital prudential filters		
- *Positive IAS/IFRS prudential filters*	-	-
- *Negative IAS/IFRS prudential filters*	-5	-4
B. Tier 1 capital after the application of prudential filters	**13,381**	**12,385**
C. Tier 2 capital before the application of prudential filters	**7,722**	**6,739**
Tier 2 capital prudential filters		
- *Positive IAS/IFRS prudential filters*	-	-
- *Negative IAS/IFRS prudential filters*	-178	-171
D. Tier 2 capital after the application of prudential filters	**7,544**	**6,568**
E. Total Tier 1 and Tier 2 capital after the application of prudential filters	**20,925**	**18,953**
Items to be deducted from total Tier 1 and Tier 2 capital	-1,483	-1,433
F. Total capital	**19,442**	**17,520**

Capital adequacy

Qualitative information

As indicated in the table on composition of shareholders' equity for supervisory purposes and capital ratios, Banca Intesa, as at 30th June 2006, had a Tier 1 ratio (Tier 1 capital/risk-weighted assets) equal to 9.11% and a Total capital ratio (shareholders' equity for supervisory purposes/risk-weighted assets) equal to 13.23%, higher than the 7% minimum requirement.

Quantitative information

(in millions of euro)

	Unweighted amounts		Weighted amounts / requirements	
	30.06.2006	31.12.2005	30.06.2006	31.12.2005
A. RISK ASSETS				
A.1 Credit risk	**189,506**	**186,293**	**133,839**	**130,230**
STANDARD METHODOLOGY				
CASH ASSETS	**161,831**	**158,905**	**111,817**	**109,382**
1. Exposure (other than equities and other subordinated assets) towards (or guaranteed by):				
1.1 Governments and Central Banks	*4,843*	*6,559*	*19*	*28*
1.2 Public entities	*501*	*4,579*	*124*	*933*
1.3 Banks	*36,334*	*31,201*	*7,608*	*6,452*
1.4 Other counterparties (other than mortgage loans on residential and non-residential real estate)	*72,596*	*71,905*	*72,596*	*71,905*
2. Mortgage loans on residential real estate	27,167	25,083	13,583	12,541
3. Mortgage loans on non-residential real estate	3,399	3,545	3,399	3,545
4. Shares, equity investments and subordinated assets	12,729	12,280	12,806	12,304
5. Other cash assets	4,262	3,753	1,682	1,674
OFF-BALANCE SHEET ASSETS	**27,675**	**27,388**	**22,022**	**20,848**
1. Guarantees and commitments towards (or guaranteed by):	27,061	27,100	21,893	20,784
1.1 Governments and Central Banks	*323*	*561*	*2*	*19*
1.2 Public entities	*331*	*1,360*	*72*	*272*
1.3 Banks	*7,219*	*7,206*	*2,673*	*2,520*
1.4 Other counterparties	*19,188*	*17,973*	*19,146*	*17,973*
2. Derivatives towards (or guaranteed by):	614	288	129	64
2.1 Governments and Central Banks	-	-	-	-
2.2 Public entities	-	-	-	-
2.3 Banks	*614*	*285*	*129*	*64*
2.4 Other counterparties	-	*3*	-	-
B. CAPITAL REQUIREMENTS				
B.1 Credit risk			**9,369**	**9,116**
B.2 Market risk			**809**	**908**
1. Standard methodology	X	X		
of which:				
- position risk on debt securities	*X*	*X*	*311*	*396*
- position risk on equities	*X*	*X*	-	-
- foreign exchange risk	*X*	*X*	*22*	*22*
- other risks	*X*	*X*	*178*	*191*
2. Internal models	X	X	298	299
of which:				
- position risk on debt securities	*X*	*X*	-	-
- position risk on equities	*X*	*X*	-	-
- foreign exchange risk	*X*	*X*	-	-
B.3 Other capital requirements	**X**	**X**	**107**	**109**
B.4 Total capital requirements (B1+B2+B3)	**X**	**X**	**10,285**	**10,133**
C. RISK-WEIGHTED ASSETS AND CAPITAL RATIOS	**X**	**X**		
C.1 Risk-weighted assets	**X**	**X**	**146,925**	**144,796**
C.2 Tier 1 capital / Risk-weighted assets (Tier 1 capital ratio)	**X**	**X**	**9.11%**	**8.56%**
C.3 Total capital / Risk-weighted assets (Total capital ratio)	**X**	**X**	**13.23%**	**12.10%**

Part G – Business combinations

SECTION 1 - TRANSACTIONS CARRIED OUT IN THE PERIOD

Banca Intesa did not carry out any business combinations in the first half of 2006. The only transactions as of 1st January 2006, were the mergers in Banca Intesa of Magazzini Generali Fiduciari Cariplo and Intesa Gestione Crediti, wholly-owned subsidiaries.
Furthermore, again with effects as of 1st January 2006, activities regarding the state and infrastructure sector was contributed from the Corporate Division to Banca Intesa Infrastrutture e Sviluppo, controlled by the Group, whose areas of operations range from financing public works to securitisations of public entity receivables to project financing.

SECTION 2 - TRANSACTIONS CARRIED OUT AFTER THE CLOSE OF THE PERIOD

2.1 Business combinations of the period

Ukrsotsbank

On 4th September Banca Intesa's Board of Directors approved an amendment to certain terms and conditions of the share purchase agreement originally signed last February between Banca Intesa and the controlling shareholder of Ukraine's Ukrsotsbank for the acquisition of the latter's control.
In consideration of a certain court case pending in the USA and involving Ukrsotsbank, Banca Intesa and the controlling shareholder of Ukrsotsbank agreed to proceed with the closing of the transaction upon such court case being resolved definitively and in a manner satisfactory to Banca Intesa.
The transaction entails the purchase of an interest of 88.55% of Ukrsotsbank's share capital, with a put option for the sellers in respect of any additional minority interests up to 100% of the share capital. The valuation of the bank has been increased by approximately 6.9%, namely to 1,400 million dollars (i.e. approximately 1,090 million euro), to take into account Ukrsotsbank's net profit in 2006 half year, which was significantly higher than forecast, and a material time delay in the original closing date, which was expected to take place last May. The closing will also be conditional upon the required regulatory approvals in Italy and Ukraine and other customary closing conditions.
Should the closing of the transaction not occur by 31st March 2007, Banca Intesa and the sellers of Ukrsotsbank may terminate the agreements and be free to pursue other options, including a renegotiation of the transaction. Banca Intesa and the sellers are confident that the conditions precedent to the closing of the transaction shall be satisfied within the agreed terms and that they shall be able to proceed to closing.

Part H - Information on compensation and transactions with related parties

1. Information regarding compensation of Directors, Statutory Auditors and Managers with strategic responsibilities

The following table shows the amounts of the compensation paid to Directors, Statutory Auditors and General Managers, as well as the compensation paid to other managers with strategic responsibilities which fall within the notion of "related party", as defined in the following chapter.

Compensation paid to Directors and Statutory Auditors are defined by apposite Shareholders' Meeting resolutions. In particular, it must be noted that Banca Intesa's Shareholders Meeting held last 20th April approved the increase in Director compensation from 30,000 euro to 65,000 euro; solely for the members of the Executive Committee, it approved an additional compensation of 35,000 euro (ex 15,000 euro) and, for the members of the Internal Control Committee, an additional compensation of 25,000 euro.

(in millions of euro)

	Directors and Statutory Auditors	**Managers with strategic responsibilities**
Compensation and social security charges	2	8
Bonuses and other incentives	-	7
Non-monetary benefits[1]	-	-
Indemnities for termination of the employment contract[2]	-	-
Share based payments (Stock options)	-	-

[1] Including charges borne by the Company for supplementary pension schemes, insurance policies etc.

[2] Including the portion of employee termination indemnity for the year and any further termination indemnity.

A complete illustration of the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 in favour of managers of Banca Intesa and of Group companies is provided hereafter in Part I.

2. Information regarding transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties – identified using the indications given by IAS 24 and applied with reference to the specific organisational and governance structure of Banca Intesa – were defined with the same criteria used and illustrated in the Annual report 2005, to which reference must be made.

The table below sets out relations with the related parties as at 30th June 2006.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Parent Company or its subsidiaries	-	-	1,356	16	181	54	43
Subsidiaries	127	-	11,111	27,998	4,917	9,059	7,338
Companies subject to joint control	-	-	653	-	1,059	-	15
Associates	-	-	983	11	270	55	40
Managers with strategic responsibilities and control bodies	-	-	1	-	24	-	-
Other related parties	-	-	30	-	331	-	139
Total	**127**	**-**	**14,134**	**28,025**	**6,782**	**9,168**	**7,575**

As already indicated in the Annual report 2005, the relationships among Banca Intesa and Group companies are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. Instead, specific companies have the task of offering financial products and services, among which bancassurance products, fiduciary services and asset management, and near-bank services, such as leasing, factoring and long-term credit, placed through the sales networks of Group banks. Other companies also provide commercial and/or technical support.

The relationships with subsidiaries are seen within the normal operations of a multifunctional Group and mostly refer to relations for services rendered, deposits and financings which, in the case of non-banking subsidiaries, are destined to finance activities performed in various sectors. Agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, and more generally the provision of services complementary to and/or support banking activities.

The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services given by the Parent Company as part of normal group synergies, economic relations are usually regulated at the minimum level, equal at least to the recovery of specific and general costs.

The relationships with other related parties – other than subsidiaries, associates and companies subject to joint control – are, normally, regulated at market rates or are aligned with the most favourable conditions applied to personnel.

With reference to balance sheet balances with related parties as at 30th June 2006, detailed in the table above, it must be noted that the increase in loans to "Companies exercising significant influence over the Company" mostly reflected the use of loans granted at market conditions, to a non-bank entity which jointed Intesa's voting syndicate.

Also in the first half of 2006 activities continued normally as part of the collaboration agreements with the Generali group in the placement of insurance policies and with the Crédit Agricole group in consumer credit and asset management. Due to and from associates or companies subject to joint control, indicated in the table above, are, in fact, attributable mostly to the companies Intesa Vita, Agos, CAAM SgR and Crédit Agricole Asset Management.

Furthermore, substantial commissions have been paid by some of these companies. In particular, Banca Intesa has received commissions from asset management and bancassurance companies (for approximately 240 million euro and approximately 100 million euro respectively).

Likewise, banking relationships with companies or groups managed by directors continue, also regulated at standard market conditions.

As concerns Lazard & Co., in which Banca Intesa had a 40% stake, it must be noted that last May Banca Intesa and Lazard Group LLC closed the operation which had already been illustrated in the Consolidated report as at 31st March 2006, based on which Lazard repurchased Banca Intesa's investment in Lazard & Co. S.r.L. (Lazard Italia) for a combination of senior and subordinated promissory notes, issued by Lazard Group LLC, for a total of approximately 146 million dollars and expiring in February 2008.

Instead, Banca Intesa maintained the investment in Lazard Group LLC through the 150 million

dollar subordinated convertible promissory note, which was amended to be convertible into Class A ordinary shares of the listed company Lazard Ltd. at a conversion price of 57 dollars per share. Conversion will be possible in three equal *tranches*, beginning from 1st July 2008 and until 30th June 2011. The interest rate on the note is 3.25% and maturity 30th September 2016. Terms of the agreement have no significant effects on Gruppo Intesa's statement of income.

In addition to the transactions indicated in the previous table, it must be noted that Banca Intesa's Board of Directors recently authorised the sale to a Director of a real estate property. To determine the value of the transaction various expert opinions drawn up by eminent companies in this sector have been requested. The Board of Directors applied the highest valuation as consideration for the sale.

Part I – Share-based payments

A. QUALITATIVE INFORMATION

1. Description of share-based payments

As concerns the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of 17th December 2002 in favour of managers of Banca Intesa and of Group companies, the Board of Directors of 26th April 2006 verified that the performance objectives for the exercise of the options related to 2005 had been achieved as set by the stock option plan connected to the implementation of the 2003-2005 Business Plan. In particular:

- the financial indicator EVA®-Economic Value Added for the Group increased to 1,752 million euro in 2005 (1,090 million euro, net of the capital gain related to the sale of 65% of Nextra) from 681 million in 2004 restated on a consistent basis also taking into account IAS/IFRS while EVA® was negative in 2002 for over 1,100 million pre-IAS/IFRS adoption;
- the total return on the Banca Intesa ordinary share in 2005 was approximately 27% after a return of 15% in 2004 and of approximately 58% in 2003;
- market capitalisation increased by approximately 7 billion euro between the end of 2004 and the end of 2005, from 23.8 to 30.7 billion euro, after the over 10 billion euro rise recorded between the end of 2002 and the end of 2004.

The Board of Directors, in execution of the mandate received from the Extraordinary Shareholders' Meeting of 17th December 2002, therefore resolved upon a capital increase for a maximum amount of 16,751,479.68 euro of share capital and 49,291,076.18 euro of share premium reserve to service the Stock Option Plan through the issue of a maximum 32,214,384 new ordinary shares with a nominal value of 0.52 euro to be assigned to the 185 managers holding the options.

In total, in the period 2nd-31st May 32,214,375 ordinary shares were subscribed following the exercise of the aforementioned options. Following such subscriptions share capital increased to 3,613,001,195.96 euro. Consistently with the intention of investing the entire capital gain deriving from the exercise of the stock options also for the options relative to 2005 in Banca Intesa shares (as had occurred last year following the exercise of the options relative to 2003 and 2004), the Managing Director and CEO traded in the "block market" the 5,000,000 shares resulting from the exercise of the options, reinvesting the entire capital gain to purchase 2,514,043 Banca Intesa ordinary shares.

As at 31st May 2006, as highlighted in the table in the following chapter, all options assigned on the basis of the Shareholders' Meeting resolution of 17th December 2002 had been exercised or annulled.

B. QUANTITATIVE INFORMATION

1. Annual changes

The table shows information regarding the assignment of stock options, according to the form set out by Attachment 3C to Consob Issuer Regulations. The form also includes the information required by the Bank of Italy with Circular 262/2005.

	Options held at the beginning of the period			Options assigned during the period			Options exercised during the period			Options expired in the period	Options held at the end of the period		
	Number of options (1)	Average strike price	Average expiration	Number of options (2)	Average strike price	Average expiration	Number of options (3)	Average strike price	Average market price	(4)	Number of options (5)= 1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	5,000,000	2.022	2006-2007				5,000,000	2.022			0	0.000	
Other Beneficiaries (*)	26,455,003	2.054	2006-2007				26,405,003	2.054		50,000	0	0.000	
Total	**31,455,003**	**2.049**	**2006-2007**				**31,405,003**	**2.049**	**4.643**	**50,000**	**0**	**0.000**	

(*) Directors of Banca Intesa and other Group companies.

2. Other Information

It must be noted that the plan for the purchase and free assignment of ordinary shares approved by the Shareholders' Meeting held on 20th April 2006 was concluded at the end of the first half. Assignees have been the employees of Banca Intesa with an indefinite term contract in service as at 1st June 2006, who have been assigned free Banca Intesa ordinary shares for a total countervalue of 2,000 euro *per capita*. The aforementioned amount may be reduced in consideration of the lower service rendered due to part-time contracts or the shorter period of service. For the purpose of considering any variation in the number of beneficiaries between the date of the resolution and the assignment date, as well as oscillations in the value of the share in the same period, the Shareholders' Meeting of 20th April 2006 had authorised the purchase of Banca Intesa shares up to a maximum number of 18,000,000 and a maximum consideration of 63 million euro. The free stock granting plan involved in addition to the Parent Company, the employees of Italian subsidiaries which approved in their respective Shareholders' Meetings the purchase and assignment plans of Parent Company ordinary shares up to a total number of 2,511,240, shares for a maximum consideration of 8,776,580 euro. These purchase plans are similar to the Parent Company's.

In June, Banca Intesa and the subsidiaries involved purchased through Caboto – in compliance with provisions set forth by the Italian Civil Code, as determined in the resolutions of the Shareholders' Meetings and according to the operating methods set out in the regulations providing for the organisation and management of the markets – a total of 14,438,980 Banca Intesa ordinary shares for a total countervalue of 65,311,403 euro. The Parent Company purchased 12,634,100 shares for a countervalue of 57,081,692 euro. The shares were made available to the employees involved within 30th June 2006.

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Attachments

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Statement of income as at 30th June and of the second quarter

(in millions of euro)

		First half				Second quarter			
				Changes				Changes	
		2006	2005	amount	%	2006	2005	amount	%
10.	Interest and similar income	3,641	3,127	514	16.4	1,897	1,545	352	22.8
20.	Interest and similar expense	-2,160	-1,603	557	34.7	-1,146	-804	342	42.5
30.	**Interest margin**	**1,481**	**1,524**	**-43**	**-2.8**	**751**	**741**	**10**	**1.3**
40.	Fee and commission income	1,317	1,329	-12	-0.9	632	659	-27	-4.1
50.	Fee and commission expense	-131	-126	5	4.0	-69	-68	1	1.5
60.	**Net fee and commission income**	**1,186**	**1,203**	**-17**	**-1.4**	**563**	**591**	**-28**	**-4.7**
70.	Dividend and similar income	1,043	494	549		1,042	454	588	
80.	Profits (Losses) on trading	198	-105	303		-39	-146	-107	-73.3
90.	Fair value adjustments in hedge accounting	6	15	-9	-60.0	3	16	-13	-81.3
100.	Profits (Losses) on disposal or repurchase of	26	14	12	85.7	6	5	1	20.0
	a) loans	*-12*	-	*12*		*-11*	-	*11*	
	b) financial assets available for sale	*28*	*15*	*13*	*86.7*	*9*	*4*	*5*	
	c) investments held to maturity	-	-	-		-	-	-	
	d) financial liabilities	*10*	*-1*	*11*		*8*	*1*	*7*	
110.	Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-		-	-	-	
120.	**Net interest and other banking income**	**3,940**	**3,145**	**795**	**25.3**	**2,326**	**1,661**	**665**	**40.0**
130.	Net losses / recoveries on impairment	-153	-115	38	33.0	-44	-19	25	
	a) loans	*-171*	*-113*	*58*	*51.3*	*-59*	*-44*	*15*	*34.1*
	b) financial assets available for sale	*-1*	*-8*	*-7*	*-87.5*	-	*-8*	*-8*	
	c) investments held to maturity	-	-	-		-	-	-	
	d) other financial activities	*19*	*6*	*13*		*15*	*33*	*-18*	*-54.5*
140.	**Net income from banking activities**	**3,787**	**3,030**	**757**	**25.0**	**2,282**	**1,642**	**640**	**39.0**
150.	Administrative expenses	-1,729	-1,683	46	2.7	-876	-853	23	2.7
	a) personnel expenses	*-1,042*	*-1,018*	*24*	*2.4*	*-525*	*-509*	*16*	*3.1*
	b) other administrative expenses	*-687*	*-665*	*22*	*3.3*	*-351*	*-344*	*7*	*2.0*
160.	Net provisions for risks and charges	-48	-124	-76	-61.3	-15	-81	-66	-81.5
170.	Net adjustments to / recoveries on property and equipment	-76	-67	9	13.4	-38	-35	3	8.6
180.	Net adjustments to / recoveries on intangible assets	-89	-79	10	12.7	-48	-41	7	17.1
190.	Other operating expenses (income)	200	135	65	48.1	97	67	30	44.8
200.	**Operating expenses**	**-1,742**	**-1,818**	**-76**	**-4.2**	**-880**	**-943**	**-63**	**-6.7**
210.	Profits (Losses) on equity investments	1	29	-28	-96.6	-9	11	-20	
220.	Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-		-	-	-	
230.	Goodwill impairment	-	-	-		-	-	-	
240.	Profits (Losses) on disposal of investments	42	5	37		42	3	39	
250.	**Income (Loss) before tax from continuing operations**	**2,088**	**1,246**	**842**	**67.6**	**1,435**	**713**	**722**	
260.	Taxes on income from continuing operations	-447	-404	43	10.6	-205	-184	21	11.4
270.	**Income (Loss) after tax from continuing operations**	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	
280.	Income (Loss) after tax from discontinued operations	-	-	-		-	-	-	
290.	**Net income (loss)**	**1,641**	**842**	**799**	**94.9**	**1,230**	**529**	**701**	

Table of Banca Intesa's property and equipment and financial assets subject to revaluation

(in millions of euro)

	Revaluations						Total
	Royal Law Decree 1729 of 19.10.1937	Law 823 of 19.12.1973	Law 576 of 02.12.1975	Law 72 of 19.03.1983	Law 41 of 30.12.1991	Law 218 of 30.07.1990	
Real estate assets	-	26	19	74	257	264	640
Equity investments	-	-	-	-	-	437	437
a) Subsidiaries	-	-	-	-	-	89	89
b) Other	-	-	-	-	-	348	348
Total	-	26	19	74	257	701	1,077

File No. 82-35020

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Financial Statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code

SANPAOLO IMI S.p.A.

COMPANY REGISTERED IN THE REGISTER OF BANKS
PARENT BANK OF THE SANPAOLO IMI BANKING GROUP
REGISTERED IN THE REGISTER OF BANKING GROUPS
REGISTERED OFFICE: PIAZZA SAN CARLO 156, TURIN
SECONDARY OFFICES:
- VIALE DELL'ARTE 25, ROME, ITALY
- VIA FARINI 22, BOLOGNA, ITALY
SHARE CAPITAL EURO 5,400,089,095.68 FULLY PAID
FISCAL CODE, VAT NUMBER AND REGISTRATION NUMBER
TURIN REGISTER OF COMPANIES: 06210280019
ABI CODE 1025-6
MEMBER OF THE INTERBANK DEPOSIT GUARANTEE FUND

THE FINANCIAL STATEMENTS AS AT 30 JUNE 2006 PURSUANT TO ARTICLE 2501-QUATER OF THE CIVIL CODE HAVE BEEN TRANSLATED FROM THAT ISSUED IN ITALY FROM ITALIAN INTO ENGLISH SOLELY FOR THE CONVENIENCE OF INTERNATIONAL READERS

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and SANPAOLO IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of SANPAOLO IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

SANPAOLO IMI

	Luigi Arcuti	*Honorary Chairman*
Board of Directors	Enrico Salza (*)	*Chairman*
	Maurizio Barracco	*Director*
	Pio Bussolotto (*)	*Director*
	Giuseppe Fontana	*Director*
	Ettore Gotti Tedeschi (*)	*Director*
	Alfonso Iozzo (*)	*Managing Director*
	Virgilio Marrone	*Director*
	Iti Mihalich	*Director*
	Anthony Orsatelli	*Director*
	Emilio Ottolenghi (*)	*Director*
	Orazio Rossi (*)	*Vice Presidente*
	Gian Guido Sacchi Morsiani (*)	*Director*
	Alfredo Saenz Abad	*Director*
	Mario Sarcinelli	*Director*
	Leone Sibani	*Director*
	Alberto Tazzetti	*Director*
	José Manuel Varela (*)	*Director*

(*) Members of the Executive Committee

Board of Statutory Auditors	Maurizio Dallocchio	*Chairman*
	Aureliano Benedetti	*Auditor*
	Gianluca Ferrero	*Auditor*
	Augusto Franchini	*Auditor*
	Paolo Mazzi	*Auditor*
	Carlo Pavesio	*Supplementary Auditor*
	Paolo Piccatti	*Supplementary Auditor*

General Manager	Pietro Modiano
Independent Auditors	PricewaterhouseCoopers S.p.A.

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Contents

7 RECLASSIFIED FINANCIAL STATEMENTS AND REPORT ON OPERATIONS FOR THE FIRST HALF OF 2006

9 Parent Bank Reclassified Statement of Income

11 Parent Bank Reclassified Balance Sheet

13 Report on Parent Bank Operations for the First Half of 2006

15 Parent Bank Results

19 Operating Volumes and Organization

27 Shareholders and Ratings

29 Developments in the Second Half of the Year

31 EXTRAORDINARY FINANCIAL STATEMENTS AS AT 30 JUNE 2006

34 Parent Bank Balance Sheet

36 Parent Bank Statement of Income

37 Statement of Income/Expenses in the Parent Bank Financial Statements

38 Statement of Changes in Parent Bank Shareholders' Equity

39 Parent Bank Statement of Cash Flows

41 Parent Bank Statement of Cash Flows

45 Part A – Accounting Policies

59 Part B – Information on the Parent Bank Balance Sheet

108 Part C – Information on the Parent Bank Statement of Income

122 Part D – Segment Reporting

123 Part E - Information on Risks and Risk Hedging Policies

150 Part F - Information on Shareholders' Equity

154 Part G – Business Combinations concerning Companies or Business Branches

158 Part H - Transactions with Related Parties

163 Part I - Payment Agreements based on Own Financial Instruments

165 Independent auditors' report

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Reclassified financial statements and Report on Operations for the First Half of 2006

PARENT BANK RECLASSIFIED STATEMENT OF INCOME

PARENT BANK RECLASSIFIED BALANCE SHEET

REPORT ON PARENT BANK OPERATIONS FOR THE FIRST HALF OF 2006

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Parent Bank Reclassified Statement of Income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
A. Net interest income	902	751	+20.1
B. Net commissions	742	707	+5.0
C. Income from credit disposals, financial assets held to maturity and repurchase of non-hedged financial liabilities	16	11	+45.5
D. Dividends on equity shareholdings	1,258	693	+81.5
E. Income from other financial assets and liabilities	375	74	n.s.
TOTAL OPERATING INCOME	**3,293**	**2,236**	**+47.3**
F. Net adjustments to loans	-115	-119	-3.4
G. Net adjustments to other financial assets	-	-1	n.s.
NET OPERATING INCOME	**3,178**	**2,116**	**+50.2**
H. Personnel costs	-730	-681	+7.2
I. Other administrative costs	-433	-411	+5.4
L. Net adjustments to tangible and intangible assets	-145	-155	-6.5
- Operating costs (H+I+L)	**-1,308**	**-1,247**	**+4.9**
M. Other operating income/expenses	218	218	-
N. Impairment of goodwill	-	-	-
O. Profits (losses) on equity shareholdings	-2	-	n.s.
P. Profits (losses) from disposals of investments	4	9	-55.6
Q. Net provisions for risks and charges	-46	-26	+76.9
PRE-TAX OPERATING PROFIT	**2,044**	**1,070**	**+91.0**
R. Taxes for the period	-245	-172	+42.4
S. Profit (losses) on discontinued operations net of taxes			-
NET PROFIT	**1,799**	**898**	**+100.3**

The reclassified statement of income is not subject to auditing.

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Parent Bank Reclassified Balance Sheet

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/2006 - 31/12/2005 (%)
ASSETS			
A. Cash and cash equivalents	426	515	-17.3
B. Financial assets (other than credit and assets held to maturity)	7,123	8,532	-16.5
C. Financial assets held to maturity	2,192	2,312	-5.2
D. Loans to banks	47,948	44,575	+7.6
E. Loans to customers	75,488	67,232	+12.3
F. Hedging derivatives	628	809	-22.4
G. Fair value changes of generically hedged financial assets (+/-)	-	-	-
H. Equity shareholdings	9,239	9,473	-2.5
I. Tangible assets	1,414	1,432	-1.3
L. Goodwill	610	613	-0.5
M. Other intangible assets	186	203	-8.4
N. Tax assets	1,426	1,523	-6.4
O. Non-current assets and discontinued operations	38	28	+35.7
P. Other assets	3,058	2,753	+11.1
Total assets	**149,776**	**140,000**	**+7.0**
LIABILITIES AND NET SHAREHOLDERS' EQUITY			
A. Due to banks	46,533	44,721	+4.1
B. Due to customers	53,055	51,916	+2.2
C. Securities issued	29,918	25,026	+19.5
D. Financial liabilities held for trading	1,227	1,328	-7.6
E. Financial liabilities designated as at fair value	-	-	-
F. Hedging derivatives	353	751	-53.0
G. Fair value changes of generically hedged liabilities (+/-)	-50	-23	+117.4
H. Tax liabilities	337	140	+140.7
I. Liabilities on discontinued operations	-	-	-
L. Other liabilities	5,235	3,660	+43.0
M. Provisions for risks and charges	1,420	1,586	-10.5
N. Net shareholders' equity	11,748	10,895	+7.8
Total liabilities and net shareholders' equity	**149,776**	**140,000**	**+7.0**

The reclassified balance sheet is not subject to auditing.

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Report on Parent Bank Operations for the First Half of 2006

PARENT BANK RESULTS

OPERATING VOLUMES AND ORGANIZATION

SHAREHOLDERS AND RATINGS

DEVELOPMENTS IN THE SECOND HALF OF THE YEAR

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Parent Bank Results

In a context of economic recovery coupled with tighter monetary policy and the persistent volatility of financial markets, in the first half of 2006 the Bank recorded significantly higher income margins with respect to the corresponding period of the previous year.

It should be noted that in the first half of 2006, as part of restructuring plan of the Group's activities in the three regions of the Adriatic area - Marche, Abruzzo and Molise - the Parent Bank brought to term the following two transactions:

- on 17 June 2006, the merger by incorporation of Banca Popolare dell'Adriatico, with accounting and fiscal effect as of 1 January 2006;
- on 18 June 2006, the transfer to Sanpaolo Banca dell'Adriatico, a new wholly-owned commercial bank, of the company branch composed of 199 operating branches in the Adriatic area, of which 130 came from the incorporated bank.

The Parent Bank statement of income for the half year of 2006 includes the results for the incorporated bank for the period 1 January 2006 to 17 June 2006, in application of the back-dating of the accounting and fiscal effects resulting from the merger. Account items for SANPAOLO IMI S.p.A. are presented in summary form, without pro forma reworking to comparative half-year 2005 figures which do not take into account the aforementioned extraordinary transactions and some reclassifications applied as of 31 December 2005 in compliance with instructions set forth by the Bank of Italy and issued in its Circular no. 262 dated 22 December 2005, governing bank financial statements. The decision falls in line with best practices and policies recommended by standard setters, which recommend or require that financial statements be certified and not subject to pro forma reworking. Nevertheless, where the impact of the aforementioned extraordinary transactions proved significant, commentary is provided below on the annual changes calculated on official bases and on those estimated on homogeneous bases.

Total operating income, amounting to 3,293 million euro, rose by 47.3% on the first half-year 2005 figure thanks to growth in all revenue components. When recalculated on homogeneous bases, the rise in total operating income on half-year 2005 figures falls to 42.2%. In spite of the 4.9% increase in operating costs, pre-tax operating profit was boosted by the strong performance in revenues, recording a growth of 91%. Such growth led net profit to reach 1,799 million euro - a figure almost double that of the first half of the previous year. When recalculated on homogeneous bases, the growth in net profit stands at 98.7%.

Net Interest Income

Net interest income for the half year of 2006 totaled 902 million euro, recording a rise of 20.1% on the figure for same period for the previous year (+14.1% when recalculated on homogeneous bases). This trend is essentially due to the growth in volumes dealt, which was only partially eroded by the seven basis-point fall in the total spread between interest-earning assets and interest-bearing liabilities.

A similar trend was observed in the spread of short-term operations with Italian customers, when compared to the previous half-year period, due to the closing of the mark-up, which was however almost entirely off-set by the rise in the mark-down, which benefited from the rise in interest rates by the European Central Bank (ECB) at the end of 2005 and again in March and June 2006.

Total Operating Income

Total operating income for the half year of 2006 totaled 3,293 million euro, up 47.3% on the corresponding half-year figure for the previous year (+42.2% when recalculated on homogeneous bases). The rise was underpinned by growth in all revenue components, predominantly by an increase in dividends on equity shareholdings and in net income from other financial assets and liabilities.

Net commissions, amounting to 742 million euro, showed an increase of 5% compared to the first half of 2005. The growth trend, reduced to 1.3% when recalculated on homogeneous bases, was driven by increases recorded in management and dealing services (+8.1%), both in asset management (+8.3%), which represented approximately half of total commissions, and in securities and currency dealing (+6.3%). Both components benefited from the positive performance of financial markets (the Comit index rose by 12.6% as of June 2005). A further contribution was provided by commissions from foreign branches (+25.6%), whilst all other areas recorded a decline.

Income from credit disposals, assets held to maturity and the repurchase of non-hedged financial liabilities totaled 16 million euro, compared to the 11 million recorded for the first half year of 2005. The figure is chiefly comprised of profit on the disposal of non-performing loans due from a company in the Enron Group

Net interest income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Interest income and similar revenues	2,592	1,943	+33.4
Interest expenses and similar charges	-1,690	-1,192	+41.8
Net interest income	902	751	+20.1

and penalties received for the early repayment of medium-/long-term financing.

Dividends on equity shareholdings totaled 1,258 million euro, up 81.5% on the previous corresponding half-year figure. The significant increase was driven by subsidiary companies which in the previous year had not paid out dividends due to their exclusion from the consolidation fiscal area or because they had recorded losses, and by the general rise in pay-outs thanks to improvements in income results.

Income from other financial assets and liabilities recorded a result of 375 million euro, compared to the 74 million euro recorded for the first half year of 2005. The half-year 2006 figure includes 250 million euro in capital gains realized through the disposal of shares classified as available for sale (in particular, 239 million euro from the transfer of Santander Central Hispano to the subsidiary Sanpaolo IMI International), 49 million euro generated by dealing activities in derivative contracts on behalf of customers, 30 million euro in dividends on minority equity shareholdings classified as available for sale, 12 million euro from the sale of FIAT shares resulting from the convertible facility, and 34 million euro from other net positive outcomes.

Net Operating Income

Net operating income totaled 3,178 million euro, an increase of 50.2% (+45% when recalculated on homogeneous bases).

The increase was driven by the fall in net adjustments to loans (-3.4%), which confirm the satisfactory risk profile of the Bank's loan portfolio.

Pre-tax Operating Profit

Pre-tax operating profit totaled 2,044 million euro, up 91% on the first half-year 2005 figure (+86.1% when recalculated on homogeneous bases) notwithstanding the growth recorded in operating costs.

Operating costs rose by 4.9% on the first half-year 2005 figure to total 1,308 million euro. Net of the effects of the extraordinary transactions mentioned above, the rise comes down to 1.6%, with the increase in personnel costs and other administrative costs partially off-set by the fall in adjustments to tangible and intangible assets.

Total operating income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Net interest income	902	751	+20.1
Net commissions	742	707	+5.0
- management, dealing and advisory services	451	410	+10.0
- asset management	*389*	*350*	*+11.1*
- securities dealing and safekeeping, and currency dealing	*62*	*60*	*+3.3*
- loans and guarantees	100	107	-6.5
- collection and payment services	62	62	-
- deposits and current accounts	125	122	+2.5
- other services	4	6	-33.3
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	16	11	+45.5
Dividends on equity shareholdings	1,258	693	+81.5
Income from other financial assets and liabilities	375	74	n.s.
Total operating income	**3,293**	**2,236**	**+47.3**

Net operating income

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Total operating income	3,293	2,236	+47.3
Net adjustments to loans	-115	-119	-3.4
Net adjustments to other financial assets	-	-1	n.s.
Net operating income	**3,178**	**2,116**	**+50.2**

Looking at recalculated figures, personnel costs recorded a rise of 1.9% on the first half-year 2005 figure to total 730 million euro, driven by growth in the workforce as a result of investments made in the sales network. The trend in personnel costs was also influenced by the continuing effects of the rises resulting from the national collective labor contracts (CCNL) renewed in February 2005, the provisions for the possible renewal of the CCNL which expired at the end of 2005, and the increase in the variable component of salaries. The latter rose as a result of the expenses connected to medium-term incentives in support of the three-year Plan, and the conclusion of the employee share plan provided for in the recent renewal of the complementary company contract.

Other administrative costs totaled 433 million euro, recording a rise of 5.4% (+4.5% when recalculated on homogeneous bases) on the first half-year 2005 figure. A break-down of the cost figure highlights a growth in property costs, influenced primarily by rental fees and property maintenance costs connected with the implementation of the branch plan and rising energy costs due to surging oil prices. Promotion, advertising and marketing costs related to product campaigns also grew, as did indirect personnel costs, charges for services provided by third parties, and indirect duties and taxes. On the other hand, a fall was recorded in IT costs, which represent approximately 20% of all other administrative costs, as well as in general expenses and professional and insurance fees.

The 6.5% drop (-7.5% when recalculated on homogeneous bases) in adjustments to tangible and intangible assets was chiefly due to the closure, at the end of the previous year, of the amortization plans for certain IT investments of considerable size.

Profits from the disposal of investments, equal to four million euro, refer mainly to the transfer during the half-year of three branches belonging to the incorporated Banca Popolare dell'Adriatico to Cassa di Risparmio in Bologna.

Net provisions for risks and charges totaled 46 million euro, representing a 76.9% increase on the corresponding 2005 half-year

Pre-tax operating profit

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Net operating income	3,178	2,116	+50.2
Operating costs	-1,308	-1,247	+4.9
- personnel costs	-730	-681	+7.2
- other administrative costs	-433	-411	+5.4
- net adjustments to tangible and intangible assets	-145	-155	-6.5
Other net income (expenses)	218	218	-
Impairment of goodwill	-	-	-
Profits (losses) on equity shareholdings	-2	-	n.s.
Profits (losses) from disposals of investments	4	9	-55.6
Net provisions for risks and charges	-46	-26	+76.9
Pre-tax operating profit	**2,044**	**1,070**	**+91.0**

Other administrative costs (1)

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
IT costs	91	96	-5.2
Property costs	117	105	+11.4
General expenses	68	69	-1.4
Professional and insurance fees	43	44	-2.3
Promotion, advertising and marketing expenses	40	31	+29.0
Indirect personnel costs	35	32	+9.4
Charges for services provided by third parties	27	24	+12.5
Indirect duties and taxes	12	10	+20.0
Other administrative costs	**433**	**411**	**+5.4**

(1) Expenses are expressed net of their recoveries.

figure. The increase was mainly due to the maintenance of an adequate level of coverage for risks connected with legal disputes and guarantees provided to Group tax collection companies, also following the disposal currently underway of these companies to Riscossione S.p.A.. With regard to the passive legal dispute in the tax collection branch, it should be mentioned that, on the basis of the clarifications made by the interpreters of the law (art. 26-quater of Law no. 248 of 4 August 2006) in relation to the applicability of the correction introduced by Law no. 331 of 30 December 2004, the majority of the risks connected to the sentences, for which requests for payment were made by the Financial Administration, have been nullified. The relative provisions have thus been allocated for risks not covered by the above sentence and labor related disputes.

Net Profit

Net profit for the period, net of income taxes, totaled 1,799 million euro, almost double the figure recorded for the first half year of 2005.

With a tax charge totaling 245 million euro, the relevant tax rate came to 12%. The tax rate was over four percentage points lower than that recorded for the first half year of 2005 due to the greater proportion of dividends on equity shareholdings which are IRES (corporate income tax) exempt, capital gains on equity shareholdings that enjoy participation exemption, and the lower proportion of personnel costs which are not IRAP (regional income tax) deductible.

Net profit

	First half 2006 (€/mil)	First half 2005 (€/mil)	Change first half 2006 / First half 2005 (%)
Pre-tax operating profit	2,044	1,070	+91.0
Taxes for the period	-245	-172	+42.4
Profit (losses) on discontinued operations	-	-	-
Net profit	**1,799**	**898**	**+100.3**

Operating Volumes and Organization

Account items for SANPAOLO IMI S.p.A. as at 30 June 2006 are compared to corresponding figures as at 31 December 2005 published in the 2005 Parent Bank Financial Statements. Comparative data is not, however, homogeneous due to the merger by incorporation of Banca Popolare dell'Adriatico and the transfer to Sanpaolo Banca dell'Adriatico of 199 operating branches, 69 of which from the Parent Bank; the transactions respectively took place on 17 and 18 June 2006. As a result of the fewer number of branches, Parent Bank stocks as at 30 June 2006 were downsized. For the purposes of a correct interpretation of trends, changes in figures with respect to the beginning of the year have been calculated on official bases, with estimates reported on homogeneous bases where the impact of the aforementioned extraordinary transactions proved significant.

Customer Financial Assets

At 30 June 2006, customer financial assets totaled 225.9 billion euro, representing a 3.7% increase since the beginning of the year driven by positive trends in direct deposits and, within the scope of indirect deposits, in asset administration. Overall growth was the result of the recomposition of the asset stock managed on behalf of customers, with a rise recorded in direct deposits and asset administration to the detriment of asset management (down two percentage points), which was penalized by outflows affecting mutual funds and fund-based portfolio management, and the negative performance of financial markets in the second quarter of 2006.

The growth in financial assets was dampened by the exclusion from the Bank's operating scope of financial assets relating to the branches transferred to Sanpaolo Banca dell'Adriatico; a reworking of the 31 December 2005 figure on homogeneous bases reveals an increase of 10.2 billion euro, representing a 4.7% rise.

More specifically, direct customer deposits recorded an increase of 7.8% from the beginning of the year (+8.3% when reworked on homogeneous bases).

Within the total aggregate, deposits for domestic branches rose by 8.3% from the beginning of the year to total 71.5 billion euro, thanks mainly to the increase in bonds, subordinated loans and repurchase agreements.

Direct customer deposits pertaining to the foreign branch network, equal to 11.5 billion euro, recorded a 5.2% increase with respect to the end of 2005, as a result of growth in deposits (+0.9 billion euro), which fully off-set reimbursements of securities (-0.3 billion).

Indirect deposits also recorded growth, equal to 1.5% on the end-December 2005 figure, which rises to 2.8% when reworked on homogeneous bases.

Customer financial assets

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Asset management	65,359	29.0	67,413	31.0	-3.0
Asset administration	77,526	34.3	73,368	33.7	+5.7
Direct deposits	82,973	36.7	76,942	35.3	+7.8
Customer financial assets	**225,858**	**100.0**	**217,723**	**100.0**	**+3.7**

Direct customer deposits (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Italian branch deposits	71,502	86.2	66,034	85.8	+8.3
- current accounts and deposits	34,744	41.9	35,632	46.3	-2.5
- certificates of deposits	339	0.4	373	0.5	-9.1
- bonds	21,538	26.0	17,943	23.3	+20.0
- subordinated liabilities	7,582	9.1	5,822	7.6	+30.2
- repurchase agreements and securities lending	6,395	7.7	5,201	6.8	+23.0
- other deposits	904	1.1	1,063	1.4	-15.0
Foreign branch deposits	11,471	13.8	10,908	14.2	+5.2
Direct customer deposits	**82,973**	**100.0**	**76,942**	**100.0**	**+7.8**

(1) Including accruals and value adjustments for fair value coverage.

At the end of the first half of 2006, asset management of the Bank stood at 65.4 billion euro, down 3% from the end of December 2005, or 1.3% when reworked on homogeneous bases. The fall was entirely due to negative performance, whilst the good trend recorded in portfolio management was fully offset by outflows from mutual funds.

With regard to the various products, mutual funds and fund-based portfolio management amounted to 44.1 billion euro, down 3.7% from the beginning of the year or 2.1% when reworked on homogeneous bases. The fall in asset management, seen also at system level, is attributable to the outflow of mutual funds caused by expectations of further rises in interest rates which had a negative effect on the net inflow of bond funds in particular, and the high volatility of stock market indices which also influenced the equity funds compartment in its most traditional component. A break-down of the mutual funds highlights the increased contribution of equity funds (including hedge funds and flexible funds), which rose from 18.5% as at 31 December 2005 to 20.9% at 30 June 2006, whilst falls were recorded in all other mutual fund types, in particular liquidity funds, which recorded a drop of 1.4 percentage points. In equity funds, the greatest contribution was provided by flexible funds, which grew by 2.7 percentage points from the beginning of the year. More specifically, during the half-year period, new flexible funds entitled "Absolute Return" were placed, offering fund managers greater freedom in the portfolio mix and featuring the objective of a fixed return within a set time horizon as well as certain limits on volatility. The Bank's share of the domestic mutual funds market, measured on the new reference parameters developed by Assogestioni and which include foreign funds promoted in Italy by foreign SICAVs, totaled 7.5%.

At the end of June 2006, the stock of technical reserves and financial liabilities in the life insurance business recorded a drop of 2.6% from the beginning of the year; when reworked on homogeneous bases, the figure was more or less stable (-0.7%). The slight growth in net inflow was affected by both the slow-down in issues with respect to the past and the progressive ageing of the policy portfolio, whereby policy redemptions were more significant; however, the negative performance of financial markets was the major factor. Premiums issued during the half year, totaling 1.6 billion euro, were equally distributed across insurance policies and index-linked and unit-linked policies of a predominantly financial nature.

Asset management

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Mutual funds and fund-based portfolio management	44,117	67.5	45,814	68.0	-3.7
Portfolio management	1,923	2.9	1,770	2.6	+8.6
Life technical reserves and financial liabilities	19,319	29.6	19,829	29.4	-2.6
Asset management	**65,359**	**100.0**	**67,413**	**100.0**	**-3.0**

Change in asset management

	First half 2006 (€/mil)	First half 2005 (€/mil)
Net inflow for the period	21	1,495
- mutual funds and fund-based portfolio management	-220	183
- portfolio management	210	-89
- life policies	31	1,401
Performance effect	-2,075	1,597
Change in asset management	-2,054	3,092

Mutual funds by type

	30/6/2006 (%)	31/12/2005 (%)
Equity	20.9	18.5
Balanced	16.5	16.8
Bond	36.1	36.8
Liquidity	26.5	27.9
Total Group mutual funds	100.0	100.0

Asset administration at the end of the half year of 2006 totaled 77.5 billion euro, recording a growth of 5.7% from the beginning of the year (+6.5% when reworked on homogeneous bases), despite the penalizing effect of negative performances over the half-year period. Customers showed a propensity for investment in government securities and bonds.

Loans to Customers

Loans to customers, including debt securities and NPLs, came to 75.5 billion euro at the end of June 2006, highlighting a strong growth rate for the half-year period both in terms of official figures (+12.3%) and figures reworked on homogeneous bases (+14.3%). Financing to customers (excluding NPF) amounted to 74.3 billion euro, a rise of 11.3% from the end of 2005 (+13.3% when reworked on homogeneous bases). A positive trend was observed over the half year for both medium-/long-term financing and short-term financing. The high growth rates recorded by the latter (+23.5%), compared to +3.3% for the former, were driven above all by repurchase agreements and greater financing to the corporate segment in both Italy and abroad.

In the medium-/long-term loans compartment, mortgage loans to households recorded significant growth, with inflow for the first six months of 2006 amounting to 1.7 billion euro, a 13.7% rise over the same period of the previous year.

The break-down of customer loans by counterparty reveals growth in all components over the half-year period. In particular, strong growth was recorded in financing to financial companies (+21.5%), to family businesses and non-financial companies (+6.8%) and to households (+5.6%).

Quality of the Loan Portfolio

At the end of the half year, net doubtful loans totaled 1,004 million euro, down 14.3% from the beginning of the year (-10.8% when reworked on homogeneous bases). More specifically, as concerns loans to customers, the break-down of the official figure shows that:

- non-performing financing, totaling 277 million euro, fell by 16.8% from the end of 2005; the ratio of non-performing financing to loans to customer stood at 0.4%, down one-

Loans to customers (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Short-term financing	32,851	43.5	26,603	39.6	+23.5
Medium-/long-term financing	41,405	54.8	40,101	59.6	+3.3
Financing to customers excluding NPF	**74,256**	**98.4**	**66,704**	**99.2**	**+11.3**
Non-performing financing	277	0.4	333	0.5	-16.8
Financing to customers	**74,533**	**98.7**	**67,037**	**99.7**	**+11.2**
Debt securities held in the portfolio	955	1.3	195	0.3	n.s.
Defaulted debt securities	-	0.0	-	0.0	-
Debt securities	**955**	**1.3**	**195**	**0.3**	**n.s.**
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**

(1) Including accruals and value adjustments for fair value coverage.

Loans to customers by counterparty (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Financing to households	16,457	21.8	15,581	23.2	+5.6
Financing to family businesses and non-financial companies	39,930	52.9	37,398	55.6	+6.8
Financing to financial companies	16,027	21.2	13,192	19.6	+21.5
Financing to governments and public entities	1,937	2.6	732	1.1	+164.6
Other	182	0.2	134	0.2	+35.8
Financing to customers	**74,533**	**98.7**	**67,037**	**99.7**	**+11.2**
Debt securities	**955**	**1.3**	**195**	**0.3**	**n.s.**
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**

(1) Including accruals and value adjustments for fair value coverage.

tenth of a point from the end of 2005, while the coverage ratio for non-performing financing rose to 82.8% compared to the 81.3% recorded at end 2005;

- problem and restructured financing fell to 388 million euro, representing a decrease of 6.1% from the end of December 2005, with a coverage ratio of 27%, up half a percentage point from the beginning of the year;
- financing due/overdue by more than 180 days amounted to 310 million euro, representing a drop of 14.6% from the beginning of the year, with a coverage ratio of over 15%;
- non-guaranteed financing to countries at risk amounted to 10 million euro compared to the 16 million euro recorded at the end of 2005, with a coverage ratio of 39%, up six percentage points from the end of 2005.

General adjustments for risks to the loan performing portfolio totaled 495 million euro, equal to 0.7% of performing loans and in line with figures recorded at 31 December 2005.

Activities on Financial Markets

Treasury and financial management activities

The Bank's Treasury is centrally responsible for all treasury activities and the management of the financial risks of the domestic banking networks, thereby guaranteeing direct access to money markets, to spot and forward exchange rate markets and to securities markets, as well as to payment systems, and oversees the Group's liquidity policy. To access the medium-/long-term derivatives markets, the Treasury of the Parent Bank is supported by the subsidiary Banca IMI, which carries out the service by exploiting the synergies obtainable from its own market-making activities.

The financial risk management policies related to the banking books (Asset and Liability Management) are discussed in Part E of the Explanatory Notes to the Financial Statements.

As regards the centralized management of liquidity, as of 30 June 2006 about 56% of interbank lendings and 44% of interbank borrowings referred to infragroup financing and deposits. Net of these components, during the half year the Bank maintained a debt imbalance with respect to the market. As a consequence, the Treasury operates in the markets to collect the necessary liquidity under a strict policy of funding diversification.

As far as medium- and long-term funding is concerned, also managed centrally, a total of over six billion euro was raised during the first six months of 2006, composed as follows:

- approximately 1.8 billion euro through the placement of senior securities by way of the internal network, that is the networks of the Group;
- around 3.3 billion euro through the placement of securities on international markets with Italian and foreign institutional investors, of which 1.5 billion euro seniors and approximately 1.8 billion subordinated (Lower Tier II);
- 875 million euro through senior bond issues underwritten by Sanpaolo Life Ireland (Eurizon group) and listed on the Dublin Exchange in connection with the placement of retail policies in Italy;
- 60 million euro through senior bank loans and deposits.

Regarding deposits from International Organizations, use continued to be made of funds from Global Loans previously issued by the EIB, especially those destined to finance Research and Development initiatives in Italy, as well as by Kreditanstalt für Wiederautbau (KfW).

During the half year, funding transferred to other group banks and companies by the Parent Bank totaled 770 million euro.

Qualitative analysis of the loan portfolio (1)

	30/6/2006		31/12/2005		Change 30/6/06-31/12/05
	(€/mil)	%	(€/mil)	%	(%)
Non-performing financing	277	0.4	333	0.5	-16.8
Problem and restructured financing	388	0.5	413	0.6	-6.1
Financing to countries at risk	10	0.0	16	0.0	-37.5
Financing due/overdue by more than 180 days	310	0.4	363	0.5	-14.6
Defaulted securities held in the portfolio	-	0.0	-	0.0	-
Doubtful loans - customers	**985**	**1.3**	**1,125**	**1.7**	**-12.4**
Performing financing	73,548	97.4	65,912	98.0	+11.6
Performing debt securities held in the portfolio	955	1.3	195	0.3	n.s.
Loans to customers	**75,488**	**100.0**	**67,232**	**100.0**	**+12.3**
Non-performing and problem financing - banks	-		-		-
Financing due/overdue by more than 180 days - banks	-		-		-
Financing to countries at risk - banks	19		46		-58.7
Defaulted securities held in the portfolio - banks	-		-		-
Total doubtful loans - customers and banks	**1,004**		**1,171**		**-14.3**

(1) Including accruals and value adjustments for fair value coverage.

The securities portfolio of SANPAOLO IMI S.p.A., held for treasury and investment purposes, as at 30 June 2006 totaled 12.8 billion euro, representing a 2.8% increase on the 12.5 billion recorded at the end of December 2005. The amount can be broken down as follows: 4.4 billion euro in securities held for trading or designated as at fair value; 2.2 billion euro in securities held to maturity; 0.6 billion euro in securities available-for- sale; and 5.6 billion euro in securities classified as "loans and receivables".

The break-down of the securities portfolio as at 30 June 2006 shows the stable prevalence of government bonds originating from EU nations, equal to 35% of the total, whilst 62% of the portfolio consisted of securities issued by banks, financial institutions and international organizations, 1% consisted of corporate bonds, and the remaining 2% of O.I.C.R. funds. With the aim of maximizing profit opportunities, portfolio management maintained, through the component of securities eligible for Eurosystem monetary policy operations, the collateral suitable for managing liquidity and, at the same time, for pledging transactions in customer repurchase agreements.

During the first half of 2006, the volume of securities traded by the Bank on its own account totaled 16 billion euro, while transactions involving repurchase agreements amounted to 168.3 billion euro, of which 110.7 billion were carried out on the MTS/PCT platform.

Shareholdings

As of 30 June 2006, Bank shareholdings amounted to 10,381 million euro, of which 9,239 million classified as "Equity shareholdings" and 1,142 million as "Available-for-sale financial assets – Equities".

Equity shareholdings

This balance sheet caption includes "significant" shareholdings, i.e. those held in subsidiaries and in companies in which the Bank has a significant influence. As at 30 June 2006, the figure totaled 9,239 million euro. During the half year, a net decrease was

Interbank position, securities and derivatives

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/2006-31/12/2005 (%)
Interbank			
Assets (1)	43,324	40,315	+7.5
Liabilities	46,533	44,721	+4.1
Portfolio securities (1) (2)	12,824	12,471	+2.8
Derivatives			
Hedging derivatives (notional)	51,641	26,713	+93.3
Dealing derivatives (notional)	117,759	99,317	+18.6

(1) Unlisted bonds classified as loans & receivables are included in the caption "Securities" (4,624 million euro as at June 30 2006 and 4,260 million as at 31 December 2005).

(2) The figure includes debt securities and equities (including OICR shares) classified in the various portfolios, except for "Other equity investments" described elsewhere in this Report.

Shareholdings

	30/6/2006 (€/mil)	31/12/2005 (€/mil)	Change 30/6/2006-31/12/2005 (%)
Equity shareholdings (1)	9,239	9,473	-2.5
Qualified investments	9,239	9,473	-2.5
Other equity investments (2)	1,142	1,547	-26.2
- Santander Central Hispano	-	*586*	*n.s.*
- IXIS Asset Management Group S.A. (3)	*387*	*216*	*+79.2*
- Banca d'Italia	*185*	*185*	-
- Banca delle Marche S.p.A.	*92*	*92*	-
- IXIS Corporate & Investment Bank (3)	*119*	*91*	*+30.8*
- other	*359*	*377*	*-4.8*

(1) The list is given in the Explanatory Notes (Part B - Section 10).

(2) Included in the caption "Available-for-sale financial assets - Equities".

(3) The increase with respect to 31/12/2005 is exclusively due to designation as at fair value with balancing entry booked to shareholders' equity.

observed in the figure with respect to 31 December 2005, equal to 234 million euro. The change was due to additions for acquisitions and subscriptions (620 million euro), reductions for sales (135 million euro) and other net reductions equal to 719 million euro.

The main transactions concluded during the half year of reference included:

- the merger by incorporation into SANPAOLO IMI of the fully-owned subsidiary Banca Popolare dell'Adriatico and the subsequent assignment to Sanpaolo Banca dell'Adriatico, the new company wholly-owned by the Bank, of the company branch constituted of the entire network of branches located in the regions of Marche, Abruzzo and Molise;
- the transfer to the fully-owned subsidiary Eurizon Financial Group of the 100% equity shareholding in Sanpaolo IMI Asset Management, as part of the rationalization plan involving the concentration into a single vehicle of the Group's asset management and insurance business;
- the acquisition of 80% of Banca Italo Albanese for a total of 44.4 million dollars (35.4 million euro as at 30 June 2006) from Capitalia Group and the Albanian finance ministry;
- the increase, from 11% to 30%, of the stake held in Si Holding, the company which fully owns CartaSì, for a total of 28.2 million euro;
- the proportionate subscription of the increase in paid capital promoted by Cassa di Risparmio di Firenze. Subscription to the transaction, that meant an outlay of 28.1 million euro, keeps the shareholding in the Florentine company unchanged (equal to 18.7% of capital).

Other shareholdings

The remaining equity investments owned by the Bank are included in "Available-for-sale financial assets – Equities". As at 30 June 2006, this component amounted to 1,142 million euro, with a net decrease of 405 million euro compared to end 2005.

The main transactions completed during the half-year period include:

- the transfer of the shareholding in SCH (0.8%) to the subsidiary Sanpaolo IMI International. The transfer, which added to the 1.35% shareholding in the company already held by the Luxembourg subsidiary, was concluded for a consideration of 581 million euro (in line with stock market prices at the time of disposal) and generated a capital gain of 239 million euro;
- the transfer to Cassa di Risparmio di Firenze of the 12.33% shareholding held in Centro Leasing S.p.A. The transaction was concluded for a consideration of 21.2 million euro and gave rise to a capital gain of 6.6 million euro;
- the transfer to IMI Investimenti of the 2.2% shareholding held in Aeroporto G. Marconi di Bologna, for a total of 3.5 million euro, which generated a capital gain equal to 3.3 million euro.

Capital and Reserves

Net shareholders' equity

Bank net shareholders' equity, amounting to 11,748 million euro at 30 June 2006, showed the following changes during the half year.

Movements in Bank's shareholders' equity	*(€/mil)*
Net shareholders' equity as at 31 December 2005	**10,895**
Decreases	-1,166
- Dividends	-1,067
- Net change in valuation reserves	-96
- Net change in own shares	-1
- Other changes	-2
Increases	2,019
- Net profit	1,799
- Scrip issue	150
- Stock option accounting	70
Net shareholders' equity as at 30 June 2005	**11,748**

Variations during the first six months of 2006 were basically determined from end-of-period income, net of dividends paid out of the net profit for 2005, the change in valuation reserves and accounting for stock options.

In particular, the change in valuation reserves, which fell from 446 million euro to 350 million, was impacted by:

- the reduction in reserves relating to the adjustment in value of available-for-sale financial assets, which fell from 436 million euro to 380 million euro, essentially due to the revaluation of shareholdings in IXIS Asset Management Group and IXIS Corporate & Investment Bank for a total of 193 million euro, and the transfer to the subsidiary Sanpaolo IMI International of the shareholding held in Santander Central Hispano, which generated a capital gain recorded in the statement of income for 239 million euro;
- the recognition, attributable to the rise in interest rates, of 97 million euro of lower actuarial losses on defined benefit employee funds and employee termination indemnities (TFR), whose valuation is recorded in a direct corresponding item under specific shareholders' equity reserves;
- the use of valuation reserves for tangible assets, involving the draw-down of 150 million euro for the scrip issue of share capital;
- the reduction in the negative cash flow hedge reserve, from -21 million euro to -8 million euro.

Regulatory capital and solvency ratios

The ratio between the Bank's regulatory capital and the total of weighted assets generated by the credit and market risk as at 30 June 2006 showed a total solvency ratio of 15.2%. The ratio of tier 1 capital to total weighted assets was 10.6%.

Own shares

As at 30 June 2006, 2,430,217 SANPAOLO IMI shares were held by the Parent Bank (with a par value of 7 million euro), representing 0.13% of the share capital and corresponding to a value of 25.9 million euro; the shares were recognized in line with new

IAS/IFRS bases as a negative component of shareholders' equity and booked at the same value.

As at 31 December 2005, SANPAOLO IMI S.p.A. held 4,015,919 own shares in its portfolio (par value 11.2 million euro), representing 0.21% of the share capital and equal to 42.5 million euro. During the half year, the Bank purchased 64,298 own shares (par value 0.2 million euro) to the value of 0.9 million euro and sold 1,650,000 shares (par value 4.8 million euro) for 17.5 million euro.

In view of the own shares held in its portfolio, the Bank has the same amount allocated in the unavailable reserve, in accordance with statutory requirements.

Operating Structure

The distribution network

The distribution network of SANPAOLO IMI S.p.A., as at 30 June 2006, included 1,362 banking branches in Italy, 13 foreign branches, and 19 foreign representative offices.

In the first six months of the year, following the implementation of the rationalization process of the distribution network of the Group in the North Eastern and Adriatic areas, the merger by incorporation of Banca Popolare dell'Adriatico into SANPAOLO IMI was concluded, as was the subsequent spin-off of the company branch consisting of the ex-Banca Popolare dell'Adriatico branches in the Marche, Abruzzo and Molise regions, as well as those in Romagna into a new banking company called Sanpaolo Banca dell'Adriatico S.p.A.

With regards to multi-channel activities in relation to the private and retail segments, the number of direct banking contracts managed by Sanpaolo rose by over 591,000, representing a 4.9% increase on the figure as of 31 December 2005. Internet banking contracts with companies stood at approximately 31,828, representing a slight drop on the end-December figure. Service to retail customers is also provided through the network of Bancomat automatic tellers (1,903 ATMs as at 30 June 2006) and POS terminals (42,470).

Personnel

At 30 June 2006, SANPAOLO IMI S.p.A. staff totaled 20,535 employees, plus 13 workers on atypical employment contracts, for a total personnel of 20,548.

In June 2006, the restructuring of the territorial distribution network was brought to term with the transfer of Adriatic area branches to the new company Sanpaolo Banca dell'Adriatico, whilst the Milan, Rome and Città di Castello branches of the ex-Banca Popolare dell'Adriatico were transferred to the Parent

Distribution network

	30/6/2006	30/6/2005	Change 30/6/06-30/6/05 (%)	31/12/2005	Change 30/6/06-31/12/05 (%)
Banking branches and area offices	1,375	1,330	+3.4	1,428	-3.7
- Italy (1)	1,362	1,317	+3.4	1,354	+0.6
- Foreign	13	13	-	13	-
Representative offices	19	19	-	19	-

(1) Figures as at 30/6/2005 31/12/2005 were reclassified following the extraordinary transaction of merger and spin-off of Banca Popolare dell'Adriatico and the area reorganization involving Parent Bank branches.

Personnel

	30/6/2006	30/06/2005 reclassified	Change 30/6/06-30/6/05 reclassified	(%)	31/12/2005 reclassified	Change 30/6/06-31/12/05 reclassified	(%)
Period-end headcount (1)	**20,535**	**20,356**	**179**	**+0.9**	**20,505**	**30**	**+0.1**
Executives	416	368	48	+13.0	408	8	+2.0
Managers	7,438	7,229	209	+2.9	7,400	38	+0.5
of which: third and fourth level managers	2,553	2,529	24	+0.9	2,541	12	+0.5
Remaining employees	12,681	12,759	-78	-0.6	12,697	-16	-0.1
Other personnel (2)	13	22	-9	-40.9	11	2	+18.2
Total	**20,548**	**20,378**	**170**	**+0.8**	**20,516**	**32**	**+0.2**

(1) Figures as at 31/12/2005 and 30/6/2005 were reclassified with respect to figures published in the Financial Statements for 2005 and the Half Year Report for 2005 to take into account the spin-off of branches following the establishment of Sanpaolo Banca dell'Adriatico in June 2006, and personnel seconded to GEST Line in relation to the recognition of profits on discontinued operations.

(2) Includes workers on fixed term contracts and contracts for specific projects.

Bank. The restructuring process led to an overall drop in personnel of 540 employees.

Compared to June 2005, when reworked on homogeneous bases, the change in personnel was +179 employees (+0.9%), with a slight fall in the number of workers on atypical contracts (-9 people).

Compared to 31 December 2005, again when reworked on homogeneous bases, the June personnel figure proved substantially stable (+30 employees; +0.1%), following the recruitment of 196 new employees, 142 resignations, and a net movement of -24 employees between Group companies, in particular towards the network banks in order to cover their relative staff needs.

The increase with respect to the beginning of the year is also the result of ongoing investment to support the development of sales. Almost two-thirds of the increase in fact was driven by direct business structures, with a growing use of employees dedicated to customer service, in particular through non-traditional channels such as Internet Banking and 'Phone Banking.

Stock option programs

On 25 October 2005, the Board of Directors of SANPAOLO IMI approved, as part of the 2005-2008 Industrial Plan, an employee share plan for all employees of the Commercial Banks, while the Shareholders' Meeting of 28 April 2006 authorized the purchase and alienation of own shares, also to service employee compensation plans.

The 2006 Share Plan provides for a link with the 2005 Productivity Bonus that was determined on the basis of economic results and profitability achieved in 2005.

The employee share plan was promoted with the aim of heightening employee involvement in the company's performance and strengthening employee participation in company results and development. The initiative, which falls under the incentives for the 2006-2008 three-year Plan and was specifically provided for in the integrated company contract, acts as an element in the homogenization of the commercial banks of the Group which, for the first time, participate as one body in stock granting transactions.

The initiative involved all employees with an open-ended contract employed at the date of the launch of the Plan (9 June 2006) in one of the Group's commercial banks.

Participation in the Plan was voluntary and involved the gratuitous grant of SANPAOLO IMI shares (non-exercisable for three years), for a value correlated to the position held by the employee as at 31 December 2005; the value of shares granted was calculated at double the quota of the restructuring of each employee's 2005 company Productivity Bonus.

As stipulated in the Plan Regulations, shares have been attributed according to the normal fiscal value (13.7071 euro), equal to the mathematical average of the official share price in the period 27 June-26 July 2006.

The transaction was concluded at the end of July and assigned to the 14,356 employees of the Bank who subscribed to the Plan (73% of those with the right to subscribe) approximately 1.4 million shares, corresponding to a total value of around 19 million euro.

Shareholders and Ratings

Shareholders

As of 30 June, and on the basis of the available information, the shareholder structure of SANPAOLO IMI was as shown in the table:

Shareholders of SANPAOLO IMI

	% of capital	
	total	ordinary
Compagnia di San Paolo	14.19	6.83
Banco Santander Central Hispano	8.43	9.93
Fondazione Cassa di Risparmio di Padova e Rovigo	7.02	3.99
Fondazione Cassa di Risparmio in Bologna	5.54	2.84
Giovanni Agnelli e C.	4.96	5.85
Assicurazioni Generali	2.11	2.49
Morgan Stanley & Co. International	1.75	2.06
Mediobanca	1.72	2.03
Banca Monte dei Paschi di Siena	1.51	1.77
Società Reale Mutua di Assicurazioni	1.50	1.77
Caisse Nationale des Caisses d'Epargne (CNCE)	1.50	1.77
Other shareholders (1)	49.77	58.67
Total	**100.00**	**100.00**

(1) Includes own shares held by the Group.

Ratings

The table below reports the main debt ratings assigned to SANPAOLO IMI.

SANPAOLO IMI debt ratings

Fitch	
• Short-term debt	F1+
• Medium-/long-term debt (senior)	AA-
Moody's Investors Service	
• Short-term debt	P-1
• Medium-/long-term debt (senior)	Aa3
Standard & Poor's	
• Short-term debt	A-1+
• Medium-/long-term debt (senior)	AA-

In July 2006, Standard & Poor's raised their rating from A+/A-1 to AA-/A-1+, with stable outlook.

Performance of Share Prices

At the end of June 2006, SANPAOLO IMI's share price was 13.83 euro, up 21.7% compared to 30 June 2005, against an increase of 24% in the MIB index. At the same date, SANPAOLO IMI shares recorded a price/book value of 1.9.

On 6 October 2006, the quoted price was 16.969 euro, representing a rise of 28.4% since the beginning of the year.

SANPAOLO IMI share price and dividends

Year	High (€)	Low (€)	Average (€)	Unit dividend (€)	Dividend yield (1) %	Payout ratio (2) %
1997	8.800	4.564	6.275	0.06	0.91	53.4
1998	16.274	8.717	12.429	0.46	3.74	71.7
1999	16.071	10.970	13.192	0.52	3.91	69.0
2000	20.800	11.483	16.612	0.57	3.42	61.7
2001	18.893	8.764	14.375	0.57	3.97	66.5
2002	13.702	5.231	9.439	0.30	3.18	62.0
2003	11.346	5.796	8.158	0.39	4.78	73.7
2004	11.072	8.799	9.826	0.47	4.78	62.9
2005	13.420	10.201	11.836	0.57	4.82	53.8
2006 (3)	16.969	12.986	14.591			

Market comparison

	6/10/2006	30/6/2006	30/6/2005	Change 30/06/06-30/06/05 (%)
SANPAOLO IMI share price (€)	16.969	13.830	11.360	+21.7
Historical MIB bancario index	3,878	3,456	2,786	+24.0

	30/6/2006	30/6/2005	31/12/2005
Book value per share (€)	7.45	6.59	7.22

(1) Calculated on annual average price.
(2) On consolidated income.
(3) Until 6/10/2006.


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190
180
170
160
150
140
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120
110
100
90
80
SANPAOLO IMI
MIB bancario
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06

SANPAOLO IMI share price and MIB bancario (30/12/02=100)

Developments in the Second Half of the Year

Economic Background

In July and August, the US real-term economy showed signs of slowing down, especially in connection to a cooling off of the residential property market, increasing expectations of a net fall compared to the first half of 2006. On the contrary, Europe (Italy included) confirmed a comparatively healthy economy, although some early indicators point to the possibility of a slight decrease in growth rates in the coming months.

Together with the trend in property prices and sectorial imbalances typifying the American economy, oil prices remain one of the major influences on world growth and the outlooks of financial markets.

In the eurozone, a rise in prices, together with a cyclical recovery supported by internal demand, led the European Central Bank (ECB) to raise monetary costs to 3%. The market expects further increases in the coming quarters.

In July and August, mutual investment funds suffered a further fall in net flow (-1.3 billion euro) in spite of positive net inflow in August. However, due to a recovery in stock exchange indices, which favored a revaluation of amounts, overall fund amounts increased.

Bank Performance and Prospects

In July-August, the Bank confirmed the growth in operations recorded at the end of the first six months of 2006.

Continuing the trend seen in the second quarter of the year, customer financial assets increased thanks to asset administration and direct deposits, set against stable asset management.

With reference to loans, customer financing recorded further increases over the two-month period, especially in the medium-/long-term and repurchase agreement compartments.

Income margins confirmed the trend observed over the first half of the year, with an increase recorded in interest margins, thanks to a rise in volumes of loans and deposits.

Economic results for the period stand significantly higher than budget forecasts, especially as concerns revenues.

Turin, 12 October 2006

The Board of Directors

[PAGE INTENTIONALLY LEFT BLANK]

Financial Statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code

[PAGE INTENTIONALLY LEFT BLANK]

Financial Statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code

PARENT BANK BALANCE SHEET

PARENT BANK STATEMENT OF INCOME

STATEMENT OF INCOME/EXPENSES IN THE FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN PARENT BANK SHAREHOLDERS' EQUITY

PARENT BANK STATEMENT OF CASH FLOWS

EXPLANATORY NOTES TO THE PARENT BANK FINANCIAL STATEMENTS

Parent Bank Balance Sheet

ASSETS		30/6/2006 (€)	31/12/2005 (€)
10.	Cash and cash equivalents	426,051,616	514,611,533
20.	Financial assets held for trading	4,424,489,911	5,164,645,177
30.	Financial assets designated as at fair value	898,375,218	1,011,804,413
40.	Available-for-sale financial assets	1,799,789,567	2,355,409,299
50.	Financial assets held to maturity	2,191,721,001	2,312,335,104
60.	Loans to banks	47,948,146,202	44,574,593,513
70.	Loans to customers	75,487,529,614	67,231,819,968
80.	Hedging derivatives	627,851,915	809,429,193
90.	Fair value changes of generically hedged financial assets	-	-
100.	Equity shareholdings	9,239,095,827	9,473,155,124
110.	Tangible assets	1,414,281,286	1,431,657,896
120.	Intagible assets	795,570,332	815,893,087
	of which:		
	- goodwill	609,851,411	612,745,215
130.	Tax assets	1,426,498,110	1,522,724,055
	a) current	838,703,304	919,466,492
	b) deferred	587,794,806	603,257,563
140.	Non-current assets and discontinued operations	38,413,416	28,495,907
150.	Other assets	3,058,117,317	2,753,153,681
Total assets		149,775,931,332	139,999,727,950

LIABILITIES AND NET SHAREHOLDERS' EQUITY		30/6/2006 (€)	31/12/2005 (€)
10.	Due to banks	46,532,506,675	44,720,937,580
20.	Due to customers	53,054,622,890	51,915,456,080
30.	Securities issued	29,918,456,101	25,026,177,308
40.	Financial liabilities held for trading	1,226,912,278	1,328,304,751
50.	Financial liabilities designated as at fair value	-	-
60.	Hedging derivatives	353,170,125	751,177,947
70.	Fair value changes of generically hedged financial liabilities	(50,127,947)	(22,937,873)
80.	Tax liabilities	336,531,561	139,440,660
	a) current	256,205,306	64,005,340
	b) deferred	80,326,255	75,435,320
90.	Liabilities on discontinued operations	-	-
100.	Other liabilities	5,235,361,147	3,660,288,671
110.	Liabilities for retirement indemnities	496,857,562	539,818,922
120.	Provisions for risks and charges:	923,127,806	1,046,275,453
	a) post retirement benefit obligations	102,001,537	188,983,690
	b) other provisions	821,126,269	857,291,763
130.	Valuation reserves	350,624,031	445,357,377
140.	Redeemable shares	-	-
150.	Equity securities	-	-
160.	Reserves	3,458,789,741	3,318,456,052
170.	Share premium	766,330,610	769,131,370
180.	Capital	5,399,586,248	5,239,223,741
190.	Own shares (-)	(25,911,591)	(42,508,503)
200.	Profit (loss) for the period	1,799,094,095	1,165,128,414
Total liabilities and net shareholders' equity		149,775,931,332	139,999,727,950

Parent Bank Statement of Income

		First half 2006 (€)	First half 2005 (€)
10.	Interest income and similar revenues	2,581,329,038	1,942,327,485
20.	Interest expenses and similar charges	(1,690,642,293)	(1,191,769,988)
30.	**Net interest income**	**890,686,745**	**750,557,497**
40.	Commission income	819,252,241	748,397,150
50.	Commission expense	(77,047,977)	(41,480,792)
60.	**Net commissions**	**742,204,264**	**706,916,358**
70.	Dividends and similar revenues	1,287,126,011	716,697,265
80.	Profits (losses) on financial trading activities	97,073,645	(2,769,966)
90.	Fair value adjustments from hedge accounting	2,568,064	(2,050,907)
100.	Profit (loss) from sale or repurchase of:	265,014,628	49,222,191
	a) loans	15,911,152	11,468,341
	b) available-for-sale financial assets	250,192,580	45,066,436
	c) financial assets held to maturity	23,983	
	d) financial liabilities	(1,113,087)	(7,312,586)
110.	Profits (losses) on finanancial assets and liabilities designated as at fair value	(3,150,699)	17,416,916
120.	**Net interest and other banking income**	**3,281,522,658**	**2,235,989,354**
130.	Net adjustments to:	(103,778,971)	(119,694,495)
	a) loans	(86,855,049)	(118,599,312)
	b) available-for-sale financial assets	(35,402)	(1,087,878)
	c) financial assets held to maturity		-
	d) other financial transactions	(16,888,520)	(7,305)
140.	**Net result of financial activities**	**3,177,743,687**	**2,116,294,859**
150.	Administrative costs:	(1,163,395,995)	(1,092,447,107)
	a) personnel costs	(729,941,278)	(681,458,742)
	b) other administrative costs	(433,454,717)	(410,988,365)
160.	Net provisions for risks and charges	(45,792,842)	(25,537,396)
170.	Net adjustments to tangible assets	(88,047,549)	(84,551,253)
180.	Net adjustments to intangible assets	(57,140,257)	(70,764,324)
190.	Other net expenses/income	218,782,533	217,772,758
200.	**Operating costs**	**(1,135,594,110)**	**(1,055,527,322)**
210.	Profits (losses) on equity shareholdings	(1,470,379)	509,579
220.	Net result of fair value adjustments to tangible and intangible assets	-	-
230.	Impairment of goodwill		-
240.	Profits (losses) on disposals of investments	3,505,514	8,909,308
250.	**Operating profit (losses) before tax from continuing operations**	**2,044,184,712**	**1,070,186,424**
260.	Income taxes for the period	(245,090,617)	(172,188,011)
270.	**Net profit (loss) after tax from continuing operations**	**1,799,094,095**	**897,998,413**
280.	Profit (losses) on discontinued operations		-
290.	Profit (loss) for the period	1,799,094,095	897,998,413

Statement of Income/Expenses in the Parent Bank Financial Statements

Caption/Value	30/6/2006 (€/mil)	30/6/2005 (€/mil)
A. Capital gains/losses in the year		
1. Capital gains (losses) from real-estate revaluation pursuant to special laws	-	-
2. Valuation reserves:	(43)	8
available-for-sale financial assets	(56)	17
- capital gains (losses) from valuation in shareholders' equity	*193*	*44*
- returns to current year statement of income	*(249)*	*(27)*
cash flow hedge	13	(9)
3. Exchange differences in foreign equity shareholdings	-	-
4. Actuarial profits (losses) on fixed pension plans	97	-
Total A	**54**	**8**
B. Net profit in the statement of income	**1,799**	**898**
C. Total income/expenses in the year (A+B)	**1,853**	**906**
D. Impact of transition to accounting standards at 1/1/2005		
1. Capital gains (losses) due to the fair value recording of tangible assets as cost replacement		-
2. Valuation reserves:		283
available-for-sale financial assets		307
cash flow hedge		(24)
3. Profit reserves		(355)
Total D		**(72)**
E. Total income/expenses in the year (C+D)	**1,853**	**834**

Statement of Changes in Parent Bank Net Shareholders' Equity

(€/mil)

	Share capital	Legal reserve	Share premium	Extraordinary reserve	Valuation reserves carried at fair value	AFS reserve	Cash flow hedge reserve	Reserve for actuarial profits and losses	Reserve for instruments at fair value	Reserve for stock option plans	Unrestricted reserve for the acquisition of own shares	Restricted reserve for purchase of own shares	Own shares	Reserve pursuant to art. 13 par. 6 D.Lgs. 124/93	Reserve pursuant to Law 342/2000	Reserve pursuant to D.Lgs 213/98	Net profit for the period	Total
Shareholders' equity as at 1 January 2005 according to IAS/IFRS	5,218	1,044	725	1,088	168	308	(23)	-	1	5	957	43	(43)	5	4	16	1,036	10,552
Allocation of profit for 2004:																		
- extraordinary reserve	-	-	-	163	-	-	-	-	-	-	-	-	-	-	-	-	(163)	-
- dividend distributed	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(873)	(873)
Exercise of stock option rights	18	-	36	-	-	-	-	-	-	(8)	-	-	-	-	-	-	-	46
Recording of costs for stock options	-	-	-	-	-	-	-	-	-	4	-	-	-	-	-	-	-	4
Changes in valuation reserves:																		
- valuation differences	-	-	-	-	-	44	(9)	-	-	-	-	-	-	-	-	-	-	35
- returns to current year statement of income from sales	-	-	-	-	-	(27)	-	-	-	-	-	-	-	-	-	-	-	(27)
Profit for the first half 2005	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	898	898
Net shareholders' equity as at 30 June 2005	5,236	1,044	761	1,251	168	325	(32)	-	1	1	957	43	(43)	5	4	16	898	10,635
Exercise of stock option rights	3	-	8	-	-	-	-	-	-	(1)	-	-	-	-	-	-	-	10
Recording of costs for stock options	-	-	-	-	-	-	-	-	-	2	-	-	-	-	-	-	-	2
Changes in valuation reserves:																		
- valuation differences	-	-	-	-	-	165	11	-	-	-	-	-	-	-	-	-	-	176
- returns to current year statement of income from sales	-	-	-	-	-	(54)	-	-	-	-	-	-	-	-	-	-	-	(54)
- recording of actuarial losses	-	-	-	-	-	-	-	(141)	-	-	-	-	-	-	-	-	-	(141)
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	267	267
Net shareholders' equity as at 31 December 2005	5,239	1,044	769	1,251	168	436	(21)	(141)	1	2	957	43	(43)	5	4	16	1,165	10,895
Increase in legal reserves (Ordinary Shareholders' Meeting of 28 April 2006)	-	38	(38)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Scrip issue (Extraordinary Shareholders' Meeting of 28 April 2006)	150	-	-	-	(150)	-	-	-	-	-	-	-	-	-	-	-	-	-
Allocation of profit for 2005:																		
- reserves	-	-	-	91	-	-	-	-	7	-	-	-	-	-	-	-	(98)	-
- dividends distributed on ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(162)	(162)
- dividends distributed on preference shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(905)	(905)
Stock option plans:																		
- Exercise of rights	11	-	35	-	-	-	-	-	-	-	-	-	-	-	-	-	-	46
- Recording of costs for the half year	-	-	-	-	-	-	-	-	-	4	-	-	-	-	-	-	-	4
Transactions in own shares:																		
- Assignment of own shares for stock option plans	-	-	2	-	-	-	-	-	-	-	18	(18)	18	-	-	-	-	20
- Sales for the half year	-	-	-	-	-	-	-	-	-	-	(1)	1	(1)	-	-	-	-	(1)
Changes in valuation reserves:																		
- valuation differences	-	-	-	-	-	193	13	90	-	-	-	-	-	-	-	-	-	296
- returns to current year statement of income from sales	-	-	-	-	-	(249)	-	-	-	-	-	-	-	-	-	-	-	(249)
- incorporation of BPDA	-	-	-	-	-	-	-	(2)	-	-	-	-	-	-	-	-	-	(2)
- transfer to SPBDA	-	-	(2)	-	-	-	-	2	-	-	-	-	-	-	-	-	-	-
- other changes	-	-	-	-	-	-	-	7	-	-	-	-	-	-	-	-	-	7
Profit for the first half 2006	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,799	1,799
Net shareholders' equity as at June 30, 2006	5,400	1,082	766	1,342	18	380	(8)	(44)	8	6	974	26	(26)	5	4	16	1,799	11,748

Parent Bank Statement of Cash Flows

(€/mil)

INDIRECT METHOD	Amount 30/6/2006	Amount 30/6/2005
A. OPERATIONS		
1. Management	1,086	733
- net income for the period	1,799	898
- capital gains/losses on financial assets held for trading and on assets/liabilities designated as at fair value	(11)	41
- capital gains/losses on hedging activities	(3)	3
- net value adjustments/write-backs due to impairment	104	120
- net value adjustments/write-backs on tangible and intangible assets	145	155
- net provisions for risks and charges and other costs/revenues	70	41
- unpaid duties and taxes	238	165
- net adjustments/write-backs on discontinued operations, net of taxes	-	-
- other adjustments	(1,257)	(690)
2. Liquid assets generated/absorbed by financial assets	(10,684)	(10,560)
- financial assets held for trading	754	(1,278)
- financial assets designated as at fair value	110	323
- available-for-sale financial assets	496	529
- due from banks: repayable on demand	(2,665)	(2,142)
- due from banks: other loans	(709)	(2,147)
- loans to customers	(8,343)	(5,244)
- other assets	(328)	(602)
3. Liquid assets generated/absorbed by financial liabilities	9,006	9,699
- due to banks: repayable on demand	(808)	1,780
- due to banks: other amounts due	2,620	2,922
- due to customers	1,139	2,761
- securities issued	4,892	1,622
- financial liabilities held for trading	(101)	(168)
- financial liabilities designated as at fair value	-	-
- other liabilities	1,264	783
Net liquid assets generated/absorbed by operations	(592)	(128)
B. INVESTMENTS		
1. Liquid assets generated by	1,382	740
- sale of equity shareholdings	-	-
- dividends received from equity shareholdings	1,258	693
- sale/reimbursement of financial assets held to maturity	121	3
- sale of tangible assets	-	44
- sale of intangible assets	-	-
- sale of business divisions	4	-
2. Liquid assets absorbed by	127	(168)
- purchase of equity shareholdings	234	(52)
- purchase of financial assets held to maturity	-	-
- purchase of tangible assets	(71)	(50)
- purchase of intangible assets	(37)	(66)
- purchase of business divisions	-	-
Net liquid assets generated/absorbed by investments	1,509	573
C. FUNDING ACTIVITIES		
- issue/purchase of own shares	62	-
- issue/purchase of equity securities	-	-
- dividend distribution and other uses	(1,067)	(715)
Net liquid assets generated/absorbed by funding activities	(1,005)	(715)
NET LIQUID ASSETS GENERATED/ABSORBED DURING THE PERIOD	(88)	(270)

(€/mil)

RECONCILIATION Captions	Amount 30/6/2006	Amount 30/6/2005
Cash and cash equivalents at the beginning of the period	515	750
Total liquid assets generated/absorbed during the period	(88)	(270)
Cash and cash equivalents: effect of movements in exchange rates	-	-
Cash and cash equivalents at the beginning of the period	426	480

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Explanatory Notes to the Parent Bank Financial Statements

Part A – Accounting Policies

General information on the financial statements of SANPAOLO IMI as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

A.1 General information

- Section 1 – Statement of compliance with International Accounting Standards
- Section 2 – Basis of preparation
- Section 3 – Events subsequent to the date of the financial statements
- Section 4 – Other aspects

A.2 Information on the main aggregate values of the financial statements

- Section 1 – Financial assets held for trading
- Section 2 – Available-for-sale financial assets
- Section 3 – Financial assets held to maturity
- Section 4 – Loans
- Section 5 – Financial assets designated as at fair value
- Section 6 – Hedge accounting
- Section 7 – Equity shareholdings
- Section 8 – Tangible assets
- Section 9 – Intagible assets
- Section 10 – Discontinued operations
- Section 11 – Current and deferred taxation
- Section 12 – Provisions for Risks and Charges
- Section 13 – Debts and securities issued
- Section 14 – Financial liabilities held for trading
- Section 15 – Financial liabilities designated as at fair value
- Section 16 – Currency transactions
- Section 17 – Other information

Part B – Information on the Parent Bank Balance Sheet

Assets

- Section 1 – Cash and cash equivalents - Caption 10
- Section 2 – Financial assets held for trading - Caption 20
- Section 3 – Financial assets designated as at fair value - Caption 30
- Section 4 – Available-for-sale financial assets - Caption 40
- Section 5 – Financial assets held to maturity - Caption 50
- Section 6 – Loans to banks - Caption 60
- Section 7 – Loans to customers - Caption 70
- Section 8 – Hedging derivatives - Caption 80
- Section 9 – Fair value changes of generically hedged financial assets - Caption 90
- Section 10 – Equity shareholdings in associates and companies subject to joint control - Caption 100
- Section 11 – Tangible assets - Caption 110
- Section 12 – Intagible assets - Caption 120
- Section 13 – Fiscal assets and liabilities - Caption 130 and Caption 80 under liabilities
- Section 14 – Non-current assets and discontinued operations and associated liabilities - Caption 140 under assets and Caption 90 under liabilities
- Section 15 – Other assets - Caption 150

Liabilities

- Section 1 – Due to banks - Caption 10
- Section 2 – Due to customers - Caption 20
- Section 3 – Securities issued - Caption 30
- Section 4 – Financial liabilities held for trading - Caption 40
- Section 5 – Financial liabilities designated as at fair value - Caption 50
- Section 6 – Hedging derivatives - Caption 60
- Section 7 – Fair value changes of generically hedged financial liabilities - Caption 70
- Section 8 – Fiscal liabilities - Caption 80
- Section 9 – Liabilities included in disposal groups classified as held for sale - Caption 90
- Section 10 – Other liabilities - Caption 100
- Section 11 – Provisions for employee termination indemnities - Caption 110
- Section 12 – Provisions for risks and charges - Caption 120
- Section 13 – Redeemable shares - Caption 140
- Section 14 – Parent Bank shareholders' equity - Captions 130, 150, 160, 170, 180, 190 and 200

Supplementary information

Appendix to Part B – Estimation of fair value related to financial instruments

Part C – Information on the Parent Bank Statement of Income

- Section 1 – Interest - Captions 10 and 20
- Section 2 – Commissions - Captions 40 and 50
- Section 3 – Dividends and similar revenues - Caption 70
- Section 4 – Profits (losses) on financial trading activities - Caption 80
- Section 5 – Fair value adjustments from hedge accounting - Caption 90
- Section 6 – Profits (losses) from disposals/repurchases - Caption 100
- Section 7 – Net income from financial assets and liabilities designated as at fair value - Caption 110
- Section 8 – Impairment losses/write-backs - Caption 130
- Section 9 – Administrative costs - Caption 150
- Section 10 – Net provisions for risks and charges - Caption 160
- Section 11 – Net value adjustments to tangible assets - Caption 170
- Section 12 – Net value adjustments to intangible assets - Caption 180
- Section 13 – Other operating income (expenses) - Caption 190
- Section 14 – Profits (losses) on shareholdings in associates and companies subject to joint control - Caption 210
- Section 15 – Net fair value adjustment to tangible and intangible assets - Caption 220
- Section 16 – Impairment of goodwill - Caption 230
- Section 17 – Profits (losses) from disposals of investments - Caption 240
- Section 18 – Income taxes for the period - Caption 260
- Section 19 – Profits (losses) from discontinued operations - Caption 280
- Section 20 – Other information
- Section 21 – Profit per share

Part D – Segment Reporting

Part E – Information on Risks and Risk Hedging Policies

- Section 1 – Credit risk
- Section 2 – Market risks
- Section 3 – Liquidity risk
- Section 4 – Operating risks

Part F – Information on Parent Bank Net Shareholders' Equity

- Section 1 – Parent Bank shareholders' equity
- Section 2 – Shareholders' equity and regulatory ratios

Part G – Business Combinations concerning Companies or Business Branches

- Section 1 – Operations carried out during the year
- Section 2 – Operations carried out after the closing of the year

Part H – Transactions with Related Parties

- Section 1 – Information on remuneration of directors and executives
- Section 2 – Information on transactions with related parties

Part I – Payment Agreements based on Own Financial Instruments

[PAGE INTENTIONALLY LEFT BLANK]

Explanatory Notes

General information on the financial statements of SANPAOLO IMI S.p.A. as at 30 June 2006 pursuant to art. 2501-quater of the Civil Code.

The Bank's financial statements as at 30 June 2006 were drawn up in compliance with art. 2501-quater of the Civil Code and the standards applied to financial statements.

Part A – Accounting Policies

PART A.1 GENERAL INFORMATION

Section 1 – Statement of compliance with International Accounting Standards

SANPAOLO IMI exercised the right to draw up the financial statements for the year 2005 in compliance with the IAS/IFRS international accounting standards, as granted by art. 4, sub-section 2 of D.Lgs. 38/05.

More specifically, starting from the Half Year Report on the first six months of 2005, the documentation and the financial statements were prepared in application of the aforesaid international accounting standards and on the basis of the provisions of art. 81 of Consob Regulation No. 11971, as amended by the Deliberation No. 14990 of 15 April 2005 (i.e. referring to the provisions of IAS 34), and opting for the condensed format allowed for by section 10.

The financial statements of the Parent Bank as at 30 June 2006 was drawn up in compliance with the accounting standards issued by IASB (including the SIC and IFRIC interpretation documents) approved by the European Commission until 30 June 2006, pursuant to the EU Regulation No. 1606 of 19 July 2002.

The measurement bases adopted in the preparation of the financial statements as at 30 June 2006, in compliance with the IAS/IFRS in force at said date are the same as those followed for the preparation of the annual report as at 31 December 2005.

Section 2 – Basis of preparation

When preparing the financial statements as at 30 June 2006, especially with regard to the Balance Sheet and the Explanatory Notes, the Bank applied the provisions illustrated in Circular No. 262 issued by the Bank of Italy on December 22, 2005, taking into account the provisional regulations established for 2005 and integrating the information whenever required by the international accounting standards or deemed appropriate from the point of view of relevance or significance.

In terms of interpretation and application support, the following documents were used, even though they have not been approved by the European Commission:
- framework for the Preparation and Presentation of Financial Statements issued by the International Accounting Standards Board (issued in 2001 by IASB);
- implementation Guidance, Basis for Conclusions, IFRIC and any other documents drawn up by IASB or the IFRIC to provide further guidance on the accounting principles issued;
- interpretation Documents for the application of IAS/IFRS in Italy issued by the Italian Accounting Standards Authority and the Italian Bankers' Association (ABI).

The Balance Sheet and Statement of Income have been drawn up in euro; other accounting schedules and the Explanatory Notes have been drawn up in millions of euro.

In order to implement the amendments made to the Italian Civil Code in relation to financial statements following the coming into effect of the reform of Company Law (D.Lgs. No. 6 of January 17, 2003 and delegated provisions applicable to the law No. 366 of October 3, 2001), the information provided in the Explanatory Notes was adequately and consistently integrated, if not otherwise required by the special regulations issued by the Bank of Italy.

The financial statements of SANPAOLO IMI S.p.A. as at 30 June 2006 is composed of the Balance Sheet, the Statement of Income, the Statement of Changes in the Net Shareholders' Equity, the Cash Flow Statement (drawn up in accordance with the 'indirect' method) and the Explanatory Notes.

The Bank's financial statements will be filed within the time allowed by the law (art. 2501-quater) at the company offices along with the merger plan and the financial statements of companies that took part in the merger for the last three years.

Section 3 – Events subsequent to the date of the financial statements.

As shown in the Report on Operations, no events occurred after the closing of the financial year which required an adjustment to the results of the financial statements as at 30 June 2006.

Section 4 – Other aspects

As previously mentioned, while preparing the Half Year Report as at 30 June 2005, the documentation required by IFRS 1 of the effects of the transition to the IAS/IFRS international accounting standards on equity and income was provided.
The effects on the results of the transition are also illustrated in the appendix to Part B of the Explanatory Notes to the 2005 Financial Statements, where the various captions of the Net Shareholders' Equity that were amended as a result of the transition have been highlighted, in application of the criteria set forth in D.Lgs. No. 38/2005.

The reader is referred to the aforesaid financial statement documents for information regarding the transition to IAS/IFRS international accounting standards.

Use of Estimates and Assumptions in Preparing the Financial Statements

The preparation of the financial statements requires the use of estimates and assumptions that may have a significant effect on the amounts stated in the balance sheet and statement of income, and on the potential assets and liabilities reported in the financial statements. Estimates are based on available information and subjective evaluations, often founded on past experience, which are used to formulate reasonable assumptions to be made in measuring operating phenomena. Given their nature, the estimates and assumptions used may vary from year to year, and hence it cannot be excluded that current amounts carried in the financial statements may differ significantly in future financial years as a result of changes in the subjective evaluations made.

The main cases for which subjective evaluations are required to be made by management include:
- the measurement of impairment losses on loans and, generally, other financial assets;
- the determination of the fair value of financial instruments to be used in statement schedules;
- the use of measurement models for determining the fair value of financial instruments not listed on active markets;
- the evaluation of the appropriateness of amounts stated for goodwill and other intangible assets;
- the measurement of personnel funds and provisions for risks and charges;
- estimates and assumptions on the collectability of deferred tax assets.

The information provided on the accounting policies applied for the main aggregate values of the financial statements includes the necessary details for identifying the main assumptions and subjective evaluations made in preparing the financial statements. For further detail on the breakdown and relative carrying values of the specific statement captions affected by estimates, see the relevant sections of the Explanatory Notes.

Mandatory Audits

The Bank's financial statements as at 30 June 2006 will be subject to a limited audit on a voluntary basis by the auditing firm PricewaterhouseCoopers S.p.A..

PART A.2 INFORMATION ON THE MAIN AGGREGATE VALUES OF THE FINANCIAL STATEMENTS

Basis of Preparation of Financial Statements

The measurement bases adopted in the preparation of the financial schedules in compliance with IAS/IFRS in force as at Friday, June 30, 2006 are illustrated below.

Standardized purchase and sale of financial assets

As regards standardized purchases and sales of financial assets, that is those transactions governed by agreements requiring that the assets be handed over within a set period of time established by regulations or market conventions, it was decided to make reference to the settlement date.

1 - Financial assets held for trading

The "financial assets held for trading" category includes:
- debt securities or equities acquired mainly for the purpose of obtaining profits in the short term;
- derivative contracts, except those designated as hedging instruments.

Financial assets held for trading are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid.

The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income.

Equities and related derivative contracts for which fair value cannot be set precisely are accounted at cost, and adjusted for value losses. These losses in values are not restored.

The fair value of financial instruments listed on active markets is represented by the related market price. If no such active market exists for the asset, the fair value is obtained by taking into account the prices provided by external operators and by using measurement models that are mainly based on objective financial variables as well as the prices recorded on recent transactions and market prices for similar financial instruments.

Derivatives are treated as assets if the fair value is positive and as liabilities if the fair value is negative. The Bank offsets current positive and negative values arising from transactions made with the same counterparty where such offset has been expressly provided for under the terms of the contract, and the Bank intends to proceed with the settlement on such a basis.

A derivative embedded in a host instrument is split from it if:
a) the economic features and the risks of the embedded derivative are not strictly correlated to the economic features and the risks of the host contract;
b) a separate instrument with the same terms and conditions of the embedded derivative would meet the definition of derivative;
c) the instrument that includes the embedded derivative is not measured at fair value, its value adjustment being recorded in the statement of income.

2 - Available-for-sale financial assets

These assets are different from loans and financing, financial assets held to maturity, financial assets held for trading. These include debt securities and equities that cannot be qualified as control, affiliation or joint-control.

Available-for-sale financial assets are carried in the financial statements at fair value, usually corresponding to the amount paid to purchase the instrument including negotiation costs or income directly attributable to the assets.

After the initial recording, available-for-sale financial assets are designated as at fair value and entered to counterbalance a specific reserve under equity.

Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

The results of the measurements are recorded in a specific reserve under equity and are included in the statement of income at the time of disposal or where an impairment loss is incurred.

The Bank assesses whether an event has given rise to an impairment loss and determines its amount by making reference to its past experience on asset evaluation and using all the information available that is based on facts that have already occurred and data that can be observed at the valuation date.

As regards debt securities, the information that is considered as being particularly relevant to assessing whether an impairment loss has occurred is as follows:
- the issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;

- bankruptcy proceedings are likely to be opened;
- financial instruments are no longer dealt with on an active market;
- the economic conditions that affect the financial flows of the issuer have worsened;
- the issuer's rating has been downgraded and negative news indicates that the financial situation of the issuer has worsened.

As regards equities, any impairment losses will be established by taking into account relevant information which includes any changes that have occurred in the technological, market, economical or legal environment in which the issuer operates. A significant and/or prolonged reduction in the fair value of equities below their cost may be considered as objective evidence of impairment.

Impairment losses on equities cannot give rise to write-backs in the statement of income if the reason for the writedown ceases to exist. Such write-backs therefore are only recorded in a specific reserve under equity.

Any write-back of debt securities, instead, is recorded in the statement of income.

As regards debt securities classified as being available for sale, the related yield, calculated on the basis of the amortized cost method, is recorded in the statement of income, as are the effects of exchange differences.

Exchange differences relating to available-for-sale equity securities, on the other hand, are recorded in a specific reserve under equity.

3 - Financial assets held to maturity

The held-to-maturity financial assets are represented by non-derivative financial instruments, with fixed or determinable payments and fixed maturity that the Bank intends to, and can, hold until maturity.

Financial assets held to maturity are stated at amortized cost, using the effective interest method. Gains and losses arising on financial assets held to maturity are recorded in the statement of income where such assets are eliminated or their value is impaired, as well as through amortization.

Impairment losses are calculated as the difference between the book value of assets and the present value of expected future financial flows, discounted at the market interest rate increased by the credit-spread, and they are entered under caption 100 of the Statement of Income.

In the event of write-backs, these are recorded in the statement of income but only to the extent of the amortized cost of the financial assets.

4 – Loans and guarantees granted

Loans are represented by financial assets that are not derivatives, including debt securities, with fixed or determinable payments, that are not listed on active markets and that have not been classified from the day of acquisition under available-for-sale financial assets.

When loans are first recorded, they are entered in the balance sheet at their fair value, which generally corresponds to the amount paid/drawn, plus any direct transaction costs/income, if tangible and determinable and they are subsequently stated at amortized cost using the effective interest rate method. Short-term loans, including on demand loans, are not valued at the amortized cost as the effect of applying the effective interest rate criterion is insignificant.

The value at which loans are carried in the financial statements is regularly tested to establish if, owing to any losses in value, they may have to be stated at their net carrying amount. The main information considered pertinent to establishing impairment includes:
- the borrower/issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;
- bankruptcy proceedings are likely to be opened;
- the economic conditions that affect the financial flows of the borrower/issuer have worsened;
- debt servicing difficulties are being experienced in the country of residence of the borrower/issuer;
- the borrower/issuer's rating has been downgraded due to negative news indicating that the financial situation of the latter has worsened;
- negative trends in individual commodity sectors.

Impairment testing further takes into account any securities pledged.

As regards the classification of impaired loans under the various risk categories (non-performing, problem, restructured and overdue loans), the Bank referred to the provisions issued by the Bank of Italy on the subject, as integrated by internal regulations which prescribe automatic rules and criteria for the transfer of loans to the various risk categories.

The classification is carried out by the operating structures independently or subject to the assessment/availability of central and local functions specialized in loan monitoring and recovery, with the exception of loans due/overdue by more than 180 days, for which classification is carried out by automatic procedures.

Any adjustments for impairment to the carrying amount of loans are calculated taking into account the extent to which loans have become impaired, applying an individual or collective valuation, as detailed below.

The following are evaluated on an individual basis:
- non-performing loans: loans to borrowers in a state of insolvency or similar state;
- problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time;
- restructured loans: loans in respect of which the bank (or a pool of banks), owing to the deterioration of the economic-financial standing of the borrower, allows that the original contractual terms be changed in order to avoid a loss; loans to enterprises which are expected to stop trading are not restructured loans.

The net carrying amount of impaired loans that are evaluated on an individual basis, which is formalized by resolutions issued by the Administrative Bodies of the Parent Bank and the subsidiaries which have been especially authorized to deal with the matter, is the net present value of the expected future financial flows of principal and interest of the various loans.

The net present value of financial flows is determined with reference to the estimated future financial flows, their timing and the applicable discount rate.

As regards impaired loans, the estimated future cash flows and their timing (constituting expected repayment schedules) are determined on analytical assumptions made by the departments in charge of loan assessment and, where such assumptions are not available, on lump-sum estimates based on statistics of internal historical data and sector studies.

As for the discount rates used for the estimated future cash flows shown in the expected repayment schedules of impaired loans, the Bank used the actual original interest rates for short- and medium-term loans. As for short-term loans, the reference rates are those rates applied to contract types with similar risk features.

The following are evaluated on a collective basis:
- expired loans: loans to subjects that are not classified under the previous risk categories which, at the end of the period, show loans due or overdue by more than 180 days. The assessment is made on a historical statistical basis;
- loans subject to country risk: unsecured loans to borrowers residing in countries experiencing debt servicing difficulties are valued applying writedown percentages defined by the banking association. The loans that are classified in the categories previously defined according to their objective status of difficulty/insolvency are valued on an individual basis;
- performing loans: loans to borrowers who, at the balance sheet date, have not yet shown any specific insolvency risks. Collective adjustments to performing loans are calculated by applying a model developed on the basis of Risk Management methodologies used by banks in the Group to assess the credit impairment that it is believed to have occurred at the reference date ("incurred"), the extent of which is not known at the time the assessment is made.

The model used involves the following stages:
- allocation of the loan portfolio based on:
  a. customer segments;
  b. business sectors;
  c. geographical location;
- calculation of the loss given default for each portfolio, based on historical experience and the time interval between the default event and its formal occurrence which takes place when the loan is actually classified as a doubtful loan;
- application of corrective factors calculated on the basis of the qualitative analysis of the portfolio, with particular reference to the risk concentration and the impact of the current economic cycle on the various economic sectors.

Writedowns, whether specific or general, are made by entering a "value adjustment" to reduce the value of the asset shown in the balance sheet, on the basis of the aforementioned criteria. These writedowns, however, may be reinstated by means of write-backs recorded in caption 130 of the statement of income where all net value adjustments on loans are recorded, in the event that the reason for such writedowns ceases to apply or the amount recovered on the loans is higher than the original writedown booked in the records.

Considering the methodology used to calculate the writedowns of impaired loans, the mere passage of time, and the fact that the expected repayment dates are, as a result, brought closer, implies an automatic reduction of the implicit financial charges previously deducted from the value of the loans. Also this effect is entered under caption 130 of the Statement of Income.

If the loans are disposed, they are removed from the balance sheet and the resulting net profit (or loss) is recorded in the statement of income only when all the risks and rewards of ownership connected with the loans have been transferred to the assignee.

If, despite the title to the loan passing to the purchaser, the Bank still maintains control over the cash flows arising from the loans as well as the risks and rewards connected with it, the loan is shown in the financial statements with a liability recorded to reflect the proceeds received from the purchaser.

The financial guarantees issued which do not represent derivative contracts are evaluated taking into account the regulations of IAS 39 which include, on the one hand, the recording of the commissions received, pursuant to IAS 18 and, on the other hand, the evaluation of risks and charges connected with the guarantees applying the criteria set forth in IAS 37. This valuation, in accordance with the provisions of the Bank of Italy, is entered in the financial statements against "Other liabilities".

5 - Financial assets designated as at fair value

The IAS/IFRS accounting standards approved by the European Commission enable the classification of any financial asset thus defined at the moment of acquisition as financial instruments designated as at fair value with a counterbalance in the Statement of Income, regardless of the reason for holding such assets.

In line also with IASB, the Bank classified in this category only debt securities with embedded derivatives or debt securities subject to financial hedging.

Financial assets designated as at fair value are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid.

The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income (caption 110).

6 - Hedging transactions

According to the financial policies adopted, the Bank makes use of derivative contracts to hedge against interest rate, exchange rate and credit risk as well as the risk on highly probable forecast transactions.

The hedging transactions used for the above-mentioned risks aim at covering potential losses attributable to certain types of risks through gains that may arise on hedging instruments.

The Bank uses the following types of hedging transactions:
- hedging of loans against the risk of changes in the fair value (attributable to the various types of risk) of assets and liabilities recorded in the financial statements or portions of these, of groups of assets and liabilities, and of irrevocable commitments, and of portfolios of financial assets and liabilities, including core deposits, as permitted by IAS 39 approved by the European Commission;
- hedging of the variability of cash flows of assets/liabilities recorded in the financial statements or of highly probable forecast transactions.

In order to activate hedging relationships, the Bank formally documents the relationship between the hedging instruments and hedged items and includes the objectives of the risk management, the hedging strategy and the methods used to assess the effectiveness of the hedging. At the start and on an ongoing basis the Bank verifies, through prospective and retrospective tests, that the hedging is highly efficient in compensating for changes in the fair value or in the cash flows expected of the hedged items. Retrospective effectiveness tests are passed if the ratio between the change in fair value of the hedging instruments and that of the hedged items is between 80 and 125%.

The hedging relationship ceases to exist when: (i) the derivative is not, or has ceased to be, highly effective as a hedge, (ii) it expires, or is sold, terminated or exercised, (iii) the hedged item matures, is sold or repaid, or presents impairment, and (iv) the forecast transaction is no longer deemed highly probable.

Fair Value Hedge Accounting

If fair value hedges are in place, any changes in the fair value of hedging instruments and hedged items (as regards the part attributable to the hedged risk and in the case of hedge effectiveness), are recorded in the statement of income. The differences between the changes in value represent the ineffective portion of the hedge and give rise to a net economic impact, entered under caption 90.

When a hedge ceases to exist for reasons other than the sale of the hedged item, the fair value hedging adjustment made to the latter, recorded in the financial statements until such time that the effective hedge was in place, is recorded in the statement of income on the basis of the amortized cost method in the case of interest-bearing financial instruments, or as a lump sum in all other cases.

Cash Flow Hedge

With regard to cash flow hedges, the fair value gain or loss associated with the portion of the cash flow hedge deemed effective is recognized initially in net shareholder's equity. When the cash flows that have been hedged against eventually occur and are recorded in the statement of income, the aforementioned gains or losses on the hedging instrument are transferred from net shareholders' equity to the corresponding caption in the statement of income.

When a cash flow hedge relating to a forecast transaction expires or is no longer effective, any cumulative gain or loss existing in equity at the time remains in equity under a specific reserve account until such transaction actually takes place (or the forecast transaction is no longer expected to occur). When the transaction occurs, such amount is recognized in the statement of income under caption 80 "profits (losses) on financial trading activities".

7 - Equity shareholdings

The companies in which the Group has the power to set administrative, financial and management policies and where the Group usually holds more than half of the voting rights are considered subsidiaries.

The companies in which the Group holds 20% or more of the voting rights and the companies where the Group has a significant influence on administrative, financial and management decisions by virtue of the legal and actual relationships in existence are considered associated.

The companies for which a contractual agreement is in existence requiring the approval of administrative, financial and management decisions by the Group and the other participants in the control are considered joint-controlled.

Equity shareholdings in subsidiaries, associated and joint-controlled companies are stated in the financial statements at cost, as adjusted for any impairment losses verified.

Adjustments to shareholdings for impairment are entered in the statement of income under caption 210.

8 - Tangible assets

Tangible assets include:
- land
- operating property
- property shareholdings
- electrical equipment
- furniture and fittings, machinery and equipment.

"Functional property" is represented by assets either owned by the Bank or held under a finance lease contract, that are used by the Group to carry out its business activity or for administration purposes, whose useful life extends beyond the financial year.

"Property shareholdings" are represented by assets either owned by the Bank or held under a finance lease contract, for the purpose of collecting lease rentals and/or held for capital appreciation.

Tangible assets are initially recorded at cost increased by any ancillary charges directly attributable to the acquisition and installation of the assets. Tangible assets, including property shareholdings, are subsequently entered in the financial statements at cost, reduced by any depreciation and provisions for impairment.

Any expenses incurred after the date of purchase increase the book value of the asset or are recorded as separate assets only where their use gives rise to an increase in future economic benefits. Other types of subsequent expenditures are charged to the statement of income of the year in which they are incurred.

With regard to properties, the components related to land and buildings represent a separate asset for accounting purposes and are determined at the moment of acquisition.

As land is expected to have an indefinite life, no depreciation is provided on the part that relates to the land. Similarly, no depreciation is provided on works of art included under tangible assets, as their useful life cannot be estimated and generally the related value does not depreciate due to the passage of time.

Buildings and other tangible assets, unlike works of art, have a limited useful life and therefore are depreciated on the basis of their residual useful life.

The useful life of tangible assets that are subject to depreciation is kept regularly under review, to take account of any change in circumstances and if any initial estimates are changed then the related depreciation rate is adjusted too.

9 - Intagible assets

Intangible assets are identifiable non-monetary assets without physical substance that are held to be used over a period of more than one year. They include goodwill and software either developed internally or purchased from third parties.

Goodwill arises on the acquisition of subsidiaries, associated entities and business units, and represents the excess of the purchase amount paid over the net fair value of the Bank's share of assets acquired and the liabilities assumed on the date of acquisition. Goodwill is not systematically amortized; in fact it is regularly reviewed for impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss will be recorded where the recoverable amount is lower than its current book value in the financial statements. The recoverable amount is represented by the greater of the fair value of the cash-generating unit, net of selling costs, and the value in use, represented by the present value of the future cash flows expected to be produced by the cash-generating unit and arising on its disposal at the end of its useful life.

Internal costs incurred to develop software are capitalized in the financial statements under intangible assets, only upon verification of the technical feasibility of the projects involved and their completion as well as their ability to generate future economic benefits. At the development stage, these assets are valued at cost, inclusive of any direct ancillary costs and any costs relating to internal staff employed on the development. If the results of the trial testing are negative, then the costs are charged to the statement of income.

Intangible assets arising on software developed internally or acquired externally are amortized on a straight-line basis, starting from the date of completion and implementation, over an estimated useful life of three years. Where the recoverable amount of such assets is lower than their book value, the difference is recorded in the statement of income under caption 180.

10 – Discontinued operations

Discontinued operations may include "individual assets" or "groups of assets", according to the definitions and conditions set forth by IFRS 5.

To this purpose, the assets being described are those "available for immediate sale" in their current conditions, whose sale is deemed highly likely, in the sense that the search for a buyer must have already started and the sale is scheduled to be completed within a year from the recording in the financial statements.

These assets are valued at the lower between the book value and the fair value, net of sale costs. If depreciation has previously been written down on the assets, the depreciation process is suspended as of the year in which the assets were classified as discontinued operations.

"Individual" discontinued asset values, as with the net results deriving from their subsequent disposal, are carried under the relevant captions of the statement of income.

The balance, whether positive or negative, of income or charges relating to discontinued "groups of operations" are stated in the statement of income net of current and deferred taxation under caption 280.

11 – Current and deferred taxation

Income tax, calculated according to domestic tax regulations, is accounted for as a cost in compliance with the accruals concept, in line with the method followed to include, in the financial statements, the costs and income that generated them. Therefore, they represent the balance of current and deferred taxation relating to the net result for the period.

The net balance between the Bank's tax position before tax authorities in Italy and abroad is recorded among Current tax assets and liabilities. More specifically, these captions include the net balance of current tax liabilities for the year, calculated on the basis of a prudent

estimate of the tax charges due for the period, assessed according to the tax regulations currently in force, and the current tax assets represented by advances paid and other tax credits for withholding taxes borne or tax credits of previous financial years for which the Bank has requested compensation with taxes of subsequent years.

Current tax assets also include tax credits in respect of which a tax refund claim has been filed with the relevant tax authorities.

Considering the Group's adoption of the domestic tax consolidation, the tax positions attributable to the Bank and those originated by other Group companies are managed separately from an administrative point of view.

Deferred taxation is calculated according to the balance sheet liability method, taking into account the tax effect of the temporary differences between the book value of the assets and liabilities and their value for taxation purposes, which will determine taxable income or deductible amounts in the future. "Temporary taxable differences" are those differences that will determine taxable income in the future whereas "temporary deductible differences" are those that will determine deductible amounts in the future.

Deferred tax liabilities are calculated by applying the rates set by the current laws to the temporary taxable differences for which there is the possibility of an actual payment of tax and to the temporary deductible differences whose recovery is reasonably certain. Deferred tax assets and liabilities related to the same tax and due in the same period are compensated.

In the years in which temporary deductible differences are higher than temporary taxable differences, the deferred tax assets are recorded among "Deferred tax assets" in the balance sheet assets. On the other hand, in the years where taxable temporary differences are greater than deductible temporary differences, the related deferred taxes are included under balance sheet liabilities among deferred tax liabilities.

If deferred tax assets and liabilities refer to items affecting the Statement of Income, the counterbalance is represented by income taxes.

If deferred tax assets and liabilities refer to transactions recorded in the shareholders' equity directly without influencing the Statement of Income (such as adjustments for the first-time application of IAS/IFRS, valuations of the available-for-sale financial instruments or of the derivative contracts hedging financial flows) they are entered as counterbalance to the shareholders' equity, involving the specific reserves when applicable (e.g. valuation reserves). On the other hand, deferred tax assets and liabilities referring to adjustments for the first-time application of IAS/IFRS, which will be reallocated into the statement of income upon settlement or valuation of underlying assets/liabilities, are transferred to IAS/IFRS in the transition year among deferred tax assets and liabilities with a counterbalance in the statement of income. This transfer is not counterbalanced in the Bank's statement of income.

Deferred taxation on equity reserves that will become taxable "however used" is charged against shareholders' equity. Deferred taxation relating to revaluations arising on conversion to the euro, credited directly to a specific reserve named "Reserve pursuant to article 21 of D.Lgs. no. 213/98," which qualify for deferred taxation, is charged directly against this reserve.

Deferred taxation on equity reserves that will become taxable "only if distributed" is not recorded in the financial statements, considering the unavailability of the shareholders' equity components that comprise these items and because the conditions for taxation are not likely to occur.

Deferred taxation referring to the companies included in the tax consolidation is registered in the financial statements of the companies themselves, in application of the accrual concept and considering that the tax consolidation is limited to the settlement of the current tax positions.

12 - Provisions for Risks and Charges

Provisions for risks and charges are liabilities with an uncertain amount or expiry. They are recorded in the financial statements if:
- a current (legal or implicit) obligation exists owing to a past event;
- it is likely that financial resources will be used to fulfill the obligation;
- it is possible to make an estimate of the likely future cash outflow.

The sub-caption "post-retirement benefit obligations" includes provisions booked according to IAS 19 "Employee Benefits" to balance the technical deficit of the supplementary defined pension benefit plan.

The actuarial value of the Bank's commitments is calculated by an external actuary using the Projected Unit Credit Method.

For employee provisions, this method, which falls within the scope of general techniques relating to so-called "accrued benefits," takes into account each period of service by the employee with the company as an additional unit of benefit entitlement. Hence, the actuarial liabil-

ity must be quantified exclusively on the basis of the employee's length of service as at the date of measurement. The overall liability is therefore usually recalculated based on the ratio of total years of service matured as at the date of measurement to the total number of years of service accrued at the time the benefit will be paid. Furthermore, the above method takes into account any future salary increases due for any reason (inflation, seniority and promotion, contract renewal, etc.), up until the time the employment relationship is terminated. With regard to employee pension commitments, the above corrective measures are not applied as the commitment is fully matured.

The discount rate used for the evaluations is based on the market rate of zero coupon bonds, considered most representative of market performance, taking into account the expected future cash outflows of the pension fund.

The current year accrual to the statement of income is equal to the sum of the annual interest matured on the average present value of pension benefits at the beginning of the year and the average present value of services rendered by the employees in service during the year, net of the yield expected in the year on the pension fund assets invested.

To this end, the discount rate used to calculate the interest on the average present value of pension benefits is the discount rate of benefits forecast at the beginning of the year, and the rate used to calculate the yield expected on the pension fund assets is the yield rate of pension fund investments forecast at the beginning of the year.

More specifically, the Bank's commitment is calculated as the algebraic sum of the following values:
- average present value of pension benefits. As illustrated above, only the years of service already accrued are taken into account for employees in service, also considering future salary increases;
- he current value of the assets of the pension fund.

Resulting actuarial gains and losses are stated in a specific valuation reserve balancing the specific asset or liability.
As required by IAS 19, as amended by EC Regulation no. 1910/2005 of November 8, 2005, in the case of defined benefit plans that spread risks between the various entities under joint control, the information reported in the Explanatory Notes, as required by section 120 A of IAS 19, refers to the plans taken on a collective basis.

"Other funds" include provisions made to cover estimated losses on legal disputes, including revocation lawsuits, sums paid in connection with the renegotiation of subsidized home mortgage loans (Law no. 133/99 and that dictated by Budget Law 2001 and other regional laws), the estimated amounts payable in relation to customer disputes in respect of dealing activities in securities, other sums payable in connection with legal or implicit obligations existing at the end of the financial year, including accruals for incentive voluntary redundancy payments, other welfare and social contributions.

Where the liability crystallizes after a significant period of time, the Bank calculates the amount of the provision and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability. The discount rate used is gross of taxes and is such that it reflects current market valuations of the present value of currencies and the specific risks associated with the liability.

If the accruals are discounted to present value, the amount of the provisions included in the financial statements increases in each financial year to reflect the passage of time. This increase is recorded in the statement of income under caption 160.

"Other funds" include provisions to set up the reserve necessary to pay out seniority bonuses to employees that become payable at the terms set forth under company by-laws. These provisions have also been accrued on the basis of an independent actuary by adopting the methods recommended by IAS 19 dealt with earlier. Actuarial profits and losses are entered in the financial statements as a counterbalance of the statement of income, as the other options envisaged by IAS 19 cannot be applied.

The provisions made are re-examined at each balance sheet date and adjusted to reflect the best current estimates. When it looks unlikely that resources will be needed to produce economic benefits to meet the obligation, the accrual is reversed.

The caption 'provisions for risks and charges' does not include however the writedowns owing to the deterioration of guarantees given, the derivative contracts assimilated to the former according to international accounting standards. These writedowns are included under 'Other liabilities'.

Termination Indemnities

The liability relating to staff termination indemnities is shown in the financial statements based on its actuarial value, the latter being the quantifiable benefit due to employees according to a defined benefit plan.

Again in this case, the present value of the Bank's commitments is calculated by an external expert using the Projected Unit Credit Method, illustrated above.

The annual discount rate adopted for the calculations is assumed to be equal to the market rate at the end of the period as regards zero coupon bonds, deemed most representative of market performance, with the average remaining life of the liability taken into consideration.

The amount of termination indemnities accrued in the year and charged to the statement of income under personnel costs is equal to the sum of the average present value of entitlements matured by current employees in the year, and the annual interest accrued on the present value of the Bank's commitments at the beginning of the year, calculated using the discount rate applied to expected future payments to estimate the liability at the end of the previous financial year.

Resulting actuarial gains or losses are stated in a special reserve balancing the reduction or addition to the balance sheet liability recorded.

13 - Debts and securities issued

Loans to banks and to customers include all the technical forms of funding among banks and with customers (deposits, current accounts, loans). These encompass operating debts, including those related to finance lease contracts.

Securities issued, both listed and unlisted, including investment certificates and certificates of deposits, are shown in the financial statements net of any repurchased portions.

Debts and securities issued are entered in the financial statements at the fair value of the liabilities, usually corresponding to the amounts collected or the issuing price of the securities, adjusted to take into account the charge/income directly attributable to the liabilities.

Debts and securities issued, except for repayable on demand and short-term customer deposits, are valued at amortized cost using the effective interest rate method.

The difference between the cost incurred to repurchase the securities issued and their respective book value is recorded in the statement of income. The sale of any repurchased securities is, from the point of view of the accounting procedures, like a new placing and therefore gives rise to a change in the average book value of the related liabilities.

14 - Financial liabilities held for trading

Financial liabilities held for trading include the negative results of the valuations of dealing derivatives and liabilities referring to technical losses on securities.

15 – Financial liabilities designated as at fair value

As already mentioned, the Bank resolved not to designate financial liabilities at fair value.

16 - Currency transactions

Foreign currency transactions are recorded in euros, applying the exchange rate applicable as at the date of the transaction.

Monetary items are translated at the exchange rate applicable as at the end of the period. Non-monetary items that are not hedged against the exchange rate risk and which are not measured at fair value are translated at the rate applicable as at the date when they are first included in the financial statements.

Exchange differences arising on the settlement of monetary and non-monetary items are recorded in the statement of income.

The exchange differences arising on the translation of monetary items using rates that differ from those applied when the transaction was initially recorded or those applicable as at end of the previous are recorded in the statement of income.

The exchange differences arising on the translation of non-monetary items at rates that differ from those used when the transaction was originally booked in the records, if applicable based on the above-mentioned principle, are recorded in the financial statements as follows:
- in the statement of income if the non-monetary items are hedged against exchange rate risk, as regards the effective portion of the hedge;
- otherwise, either in the statement of income or in the balance sheet under shareholders' equity if the non-monetary items are designated as at fair value, based on the principles for recording the related changes in fair value in the financial statements.

17 - Other information

Valuation reserves

Valuation reserves are composed of the valuation reserves of available-for-sale financial assets, derivative contracts hedging financial flows, reserves created for the recording of actuarial profits and losses on specific benefit plans and revaluation reserves set up in previous years in application of special laws and not allocated to other components of the Bank's shareholders' equity in previous years, net of the related deferred taxation. This caption includes also the fair value revaluations of tangible assets as a replacement of the cost, always net of the related deferred taxation, carried out during the first-time application of IAS/IFRS.

Own shares

Own shares purchased are entered in the financial statements as a negative component of the Bank's shareholders' equity and therefore they are not evaluated.

In the event that they are sold on the market, any difference between the purchase cost and the selling price is recorded under shareholders' equity.

Accruals, Prepayments and Deferrals

Accruals, prepayments and deferrals for the year which include income and charges for the period, matured on assets and liabilities, are shown in the financial statements as an increase or decrease of the assets and liabilities they relate to.

Stock option plans

For stock option plans in favor of employees deliberated from 7 November 2002 whose amount is represented by shares issued by the Bank, the accounting method applied is that indicated by IFRS 2 concerning payments based on shares.

According to this accounting method, the options granted are valued at the fair value prevailing at the grant date, which coincides with the date the plan is approved by the competent bodies. Such fair value represents a component of personnel costs allocated over the accrual period of the rights assigned, entered as a counterbalance to an unavailable component of the shareholders' equity.

The fair value of the options is calculated on the basis of a valuation model that takes into account not only the exercise price but also the volatility of the stock price of the options, the expected dividend yield and the risk-free interest rate at grant date.

In the event that the options are not exercised owing to the non-occurrence of certain conditions, not dependent on market trends, the cumulative cost included in the financial statements in respect of the stock option plans is reversed in the statement of income, the corresponding entry being in shareholders' equity under a specific reserve not available for distribution.

If the stock options are exercised, the cumulative cost stated in the specific reserve of shareholders' equity is charged as an addition to share premiums.

Failure to exercise the stock option rights due to market conditions does not give rise to a reversal of the cumulative cost, but the equity amount recorded as the corresponding entry to personnel costs in the period over which the plan matures becomes available for distribution.

Revenue and cost recognition

Revenue arising from the sale of goods or rendering of services is included in the financial statements using the fair value of the sale proceeds received, as long as the following conditions are met:
- the Bank has transferred to the purchaser all the risks and rewards of the ownership of the goods;
- the value of sale proceeds can be reliably assessed;
- it is likely that economic benefits will accrue to the Bank.

Revenue is entered in the financial statements according to the accrual concept. More in detail:
- interest is accounted for on an accrual basis which takes into account the effective interest earned;
- default or late payment interest are accounted for at the time they are received;
- dividends are recorded when the right to receive the payment matures and therefore at the time when the distribution is resolved upon.

As regards the trading activity in financial instruments, the difference between the fair value of the instruments and the amount paid or received is recorded in the statement of income where the fair value can be reliably assessed, a valuation model based on market parameters is used, and prices applied to recent transactions in the same market where the instrument is traded can be verified. If these conditions do not exist, the estimated difference is recorded in the financial statements on a straight-line basis over the duration of the operations.

Revenue and costs are recorded in the statement of income for the periods to which they relate. If the above matching can only be done generally or indirectly, then the costs are allocated to more than one accounting period according to rational procedures and on a systematic basis. Those costs that cannot be matched with the related revenues are immediately charged to the statement of income.

PART A.3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the value at which an asset can be traded, or a liability extinguished, in a free trade between parties with equal contractual power.

The fair value of financial instruments listed on active markets coincides with the active market price. With regard to the identification of the active market, the Bank approved specific rules and procedures aimed at setting the prices and assessing the reliability of the prices acquired. The market price, considered representative of fair value, for assets owned by the Bank is taken at the bid price, whilst for assets to be acquired, the market price is taken at the asking price. If the bid and asking prices are not available, current fair value is evaluated at the price of the last transaction made. Where financial assets and liabilities are matched in terms of market risk, reference is made to average market prices in order to establish their fair value.

Financial assets with more than one listing price on distinct active markets are designated at the price the Bank deems most favorable.

If no market price exists for a financial instrument in its entirety, but only for its components, the fair value is calculated on the basis of the relevant market prices of the components.

For a considerable portion of the assets and liabilities held or issued by SAN PAOLO IMI, market prices are not available. In these cases, appropriate measurement techniques were employed which involved the net present value of future cash flows, using parameters based on the market conditions prevailing at the date of the financial statements.

Since the measurement results may be significantly influenced by the assumptions made, mainly as concerns the timing of future cash flows, the discount rates used, the credit risk estimate methods employed and the fair value estimated would not necessarily be realized if the financial instruments were sold immediately.

In determining the fair value of the financial instruments reported in the tables of the Explanatory Notes - Part B, where required by the Bank of Italy Circular no. 262 of December 22, 2005 and summarized in the statement given in the appendix to Part B, the following methods and key assumptions have been adopted:

- for debt securities owned by the Bank, regardless of the classifications in categories included in IAS 39, the Bank has adopted a specific procedure for determining the situations in which a new active market can be defined, based on the analysis of trading volumes, the range of prices and on the number of listings on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);
- for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;
- for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;
- for medium-long term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;
- for impaired assets, fair value was taken at book value;
- for medium-long term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could apply on the reference market at the date of the financial statements for similar deposits; in case of tier 1 subordinated loans, the virtual impossibility of an anticipated repurchase/reimbursement and the existence of potential clauses/options in favor of the issuer were taken into account;
- for medium-long term debt and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the methods adopted may differ among the various financial institutions, which, in case of a change in the assumption, generates results that are significantly different. The IAS/IFRS exclude some financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) and therefore the overall fair value cannot be taken as an estimate of the Bank's economic value.

Part B - Information on the Parent Bank Balance Sheet

Assets

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: break-down

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
a) Cash	388	458
b) Demand deposits at central banks	38	57
Total	426	515

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING – CAPTION 20

2.1 Financial assets held for trading: break-down by type

(€/mil)

Caption/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
A. Cash assets				
1. Debt securities	1,271	597	1,077	782
1.1 Structured securities	-	-	-	2
1.2 Other debt securities	1,271	597	1,077	780
2. Equities	-	-	285	-
3. OICR shares	201	-	201	-
4. Financing	-	-	-	-
5. Impaired assets	-	-	-	-
6. Assets sold and not cancelled	1,437	-	1,550	-
Total A	2,909	597	3,113	782
B. Derivative instruments				
1. Financial derivatives	-	916	-	1,262
1.1 held for trading	-	743	-	1,099
1.2 connected with the fair value option	-	3	-	2
1.3 other	-	170	-	161
2. Credit derivatives	-	2	-	8
2.1 held for trading	-	2	-	7
2.2 connected with the fair value option	-	-	-	-
2.3 other	-	-	-	1
Total B	-	918	-	1,270
Total (A + B)	2,909	1,515	3,113	2,052

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

2.2 Financial assets held for trading: break-down by debtor/issuer

(€/mil)

Caption/Value	Total as at 30/6/2006	Total as at 31/12/2005
A. Cash assets		
1. Debt securities	1,868	1,859
a) Governments and central banks	320	360
b) Other public entities	52	49
c) Banks	1,311	1,263
d) Other issuers	185	187
2. Equities	-	285
a) Banks	-	-
b) Other issuers:	-	285
- insurance companies	-	-
- financial institutions	-	-
- non-financial companies	-	285
- other	-	-
3. OICR shares	201	201
4. Financing	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold and not cancelled	1,437	1,550
a) Governments and central banks	1,437	1,550
b) Other public entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total A	**3,506**	**3,895**
B. Derivative instruments		
a) Banks	530	1,010
b) Customers	388	260
Total B	**918**	**1,270**
Total (A + B)	**4,424**	**5,165**

2.3 Financial assets held for trading: derivative instruments

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currency and gold	Equities	Loans	Other	Total as at 30/6/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
B. Unlisted derivatives							
1) Financial derivatives:	544	177	194	-	1	916	1,262
• with underlying asset exchange	-	176	-	-	-	176	293
- purchased options	-	80	-	-	-	80	73
- other derivatives	-	96	-	-	-	96	220
• without underlying asset exchange	544	1	194	-	1	740	969
- purchased options	7	1	194	-	-	202	193
- other derivatives	537	-	-	-	1	538	776
2) Credit derivatives:	-	-	-	2	-	2	8
• with underlying asset exchange	-	-	-	2	-	2	3
• without underlying asset exchange	-	-	-	-	-	-	5
Total B	544	177	194	2	1	918	1,270
Total (A + B)	544	177	194	2	1	918	1,270

SECTION 3 - FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE – CAPTION 30

3.1 Financial assets designated as at fair value: break-down by type

(€/mil)

Caption/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
1. Debt securities	40	512	7	754
1.1 Structured securities	-	7	-	13
1.2 Other debt securities	40	505	7	741
2. Equities	-	-	-	-
3. OICR shares	-	-	-	-
4. Financing	-	-	-	-
4.1 Structured	-	-	-	-
4.2 Other	-	-	-	-
5. Impaired assets	-	-	-	-
6. Assets sold and not cancelled	-	346	-	251
Total	40	858	7	1,005
Cost	41	892	7	1,000

In line also with IASB, the Bank classified in this category only debt securities with embedded derivatives or debt securities subject to financial hedging.

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

3.2 Financial assets designated as at fair value: break-down by debtor/issuer

(€/mil)

Caption/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debt securities	552	761
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	479	671
d) Other issuers	73	90
2. Equities	-	-
a) Banks	-	-
b) Other issuers:	-	-
- insurance companies	-	-
- financial institutions	-	-
- non-financial companies	-	-
- other	-	-
3. OICR shares	-	-
4. Financing	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
5. Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold and not cancelled	346	251
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	346	251
d) Other entities	-	-
Total	898	1,012

SECTION 4 - AVAILABLE-FOR-SALE FINANCIAL ASSETS – CAPTION 40

4.1 Available-for-sale financial assets: break-down by type

(€/mil)

Caption/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted
1. Debt securities	363	189	518	209
1.1 Structured securities	-	-	-	-
1.2 Other debt securities	363	189	518	209
2. Equities	113	1,029	686	861
2.1 Designated as at fair value	113	831	685	665
2.2 Valued at cost	-	198	1	196
3. OICR shares	-	-	-	-
4. Financing	-	10	-	10
5. Impaired assets	-	-	-	-
6. Assets sold and not cancelled	96	-	32	39
Total	**572**	**1,228**	**1,236**	**1,119**

Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

4.2 Available-for-sale financial assets: break-down by debtor/issuer

(€/mil)

Caption/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debt securities	**552**	**726**
a) Governments and central banks	285	396
b) Other public entities	84	75
c) Banks	40	50
d) Other issuers	143	205
2. Equities	**1,142**	**1,548**
a) Banks	533	1,091
b) Other issuers:	609	457
- insurance companies	44	41
- financial institutions	402	268
- non-financial companies	163	148
- other	-	-
3. OICR shares	-	-
4. Financing	**10**	**10**
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	10	10
d) Other entities	-	-
5. Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
6. Assets sold and not cancelled	**96**	**71**
a) Governments and central banks	72	32
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	24	39
Total	**1,800**	**2,355**

At the balance sheet date there were no available-for-sale financial assets subject to hedging.

SECTION 5 - FINANCIAL ASSETS HELD TO MATURITY – CAPTION 50

5.1 Financial assets held to maturity: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Book value	Fair value	Book value	Fair value
1. Debt securities	603	603	546	546
1.1 Structured securities	-	-	-	-
1.2 Other debt securities	603	603	546	546
2. Financing	-	-	-	-
3. Impaired assets	-	-	-	-
4. Assets sold and not cancelled	1,589	1,586	1,766	1,764
Total	2,192	2,189	2,312	2,310

5.2 Financial assets held to maturity: break-down by debtor/issuer

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debt securities	603	546
a) Governments and central banks	590	528
b) Other public entities	13	18
c) Banks	-	-
d) Other issuers	-	-
2. Financing	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
3. Impaired assets	-	-
a) Governments and central banks	-	-
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
4. Assets sold and not cancelled	1,589	1,766
a) Governments and central banks	1,589	1,766
b) Other public entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	2,192	2,312

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

At the balance sheet date there were no financial assets held to maturity subject to hedging due to exchange rate risk and credit risk.

SECTION 6 - LOANS TO BANKS – CAPTION 60

6.1 Loans to banks: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
A. Loans to central banks	34	68
1. Tied deposits	27	33
2. Compulsory reserve	7	35
3. Repurchase agreements	-	-
4. Other	-	-
B. Loans to banks	47,914	44,507
1. Current accounts and demand deposits	4,742	2,006
2. Tied deposits	28,292	27,881
3. Other financing:	10,256	10,360
3.1 Repurchase agreements	8,639	8,642
3.2 Financial leases	-	-
3.3 Other	1,617	1,718
4. Debt securities	3,146	2,714
4.1 Structured securities	-	-
4.2 Other debt securities	3,146	2,714
5. Impaired assets	-	-
6. Assets sold and not cancelled	1,478	1,546
Total (book value)	47,948	44,575
Total (fair value)	47,936	44,553

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

For the criteria for determining the fair value, see Part A - Accounting policies..

There are no amounts due to banks subject to macro- or micro-hedging and no financial leasing operations in place with banks.

SECTION 7 - LOANS TO CUSTOMERS – CAPTION 70

7.1 Loans to customers: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Current accounts	10,170	7,762
2. Repurchase agreements	2,808	1,019
3. Mortgages	32,608	31,534
4. Credit cards, personal loans, loans on salary	1,095	939
5. Financial leases	-	-
6. Factoring	333	304
7. Other transactions	26,544	24,370
8. Debt securities	955	195
8.1 Structured securities	-	-
8.2 Other debt securities	955	195
9. Impaired assets	975	1,109
10. Assets sold and not cancelled	-	-
Total (book value)	**75,488**	**67,232**
Total (fair value)	**76,112**	**68,201**

The Bank has no financial leasing operations in place with customers.

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

7.2 Loans to customers: break-down by debtor/issuer

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debt securities:	955	195
a) Governments	-	-
b) Other public entities	-	-
c) Other issuers	955	195
- non-financial companies	4	5
- financial companies	951	190
- insurance companies	-	-
- other	-	-
2. Financing to:	73,558	65,928
a) Governments	196	282
b) Other public entities	1,735	450
c) Other entities	71,627	65,196
- non-financial companies	39,535	36,565
- financial companies	15,144	12,377
- insurance companies	880	803
- other	16,068	15,451
3. Impaired assets:	975	1,109
a) Governments	-	-
b) Other public entities	-	1
c) Other entities	975	1,108
- non-financial companies	753	850
- financial companies	5	12
- insurance companies	-	-
- other	217	246
4. Assets sold and not cancelled:	-	-
a) Governments	-	-
b) Other public entities	-	-
c) Other entities	-	-
- non-financial companies	-	-
- financial companies	-	-
- insurance companies	-	-
- other	-	-
Total	75,488	67,232

7.3 Loans to customers: assets subject to specific hedging

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Loans subject to fair value hedging:	3,345	3,226
a) interest rate risk	3,345	3,226
b) exchange rate risk	-	-
c) lending risk	-	-
d) other risks	-	-
2. Loans subject to financial flow hedging:	70	89
a) interest rate	70	89
b) exchange rate	-	-
c) other	-	-
Total	**3,415**	**3,315**

The Bank has no financial leasing operations in place with customers.

SECTION 8 - HEDGING DERIVATIVES – CAPTION 80

8.1 Hedging derivatives: break-down by type of contract and underlying asset

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 30/6/2006
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
- purchased options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	624	4	-	-	-	628
• with underlying asset exchange	-	4	-	-	-	4
- purchased options	-	-	-	-	-	-
- other derivatives	-	4	-	-	-	4
• without underlying asset exchange	624	-	-	-	-	624
- purchased options	11	-	-	-	-	11
- other derivatives	613	-	-	-	-	613
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total B	**624**	**4**	-	-	-	**628**
Total (A + B) 30/6/2006	**624**	**4**	-	-	-	**628**
Total (A + B) 31/12/2005	**805**	**4**	-	-	-	**809**

8.2 Hedging derivatives: break-down by hedged portfolio and type of hedging

(€/mil)

Transaction/Hedging type	Fair Value						Cash flows	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	-	-	-	-	-	X	-	X
2. Loans	41	-	-	X	-	X	-	X
3. Financial assets held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total assets	41	-	-	-	-	-	-	-
1. Financial liabilities	578	-	-	X	4	X	2	X
2. Portfolio	X	X	X	X	X	3	X	-
Total liabilities	578	-	-	-	4	3	2	-

The fair value of generic hedging derivatives can be attributed to the macrohedge relationship on core deposit.

SECTION 9 - FAIR VALUE CHANGES OF GENERICALLY HEDGED FINANCIAL ASSETS – CAPTION 90

At 30 June 2006 the Bank had no assets subject to macro-hedging.

SECTION 10 - EQUITY SHAREHOLDINGS – CAPTION 100

10.1 Investments in subsidiaries, companies subject to joint control or significant influence: information on investments

Name	Registered office	% Shareholding	Voting rights %
A. Exclusive subsidiaries			
Banca d'Intermediazione Mobiliare I.M.I. S.p.A.	Milan	100.00	
Banca Italo Albanese SH.A.	Albania	80.00	
Banca OPI S.p.A.	Rome	100.00	
Banka Koper D.D.	Slovenia	63.94	
BN Finrete S.p.A. in liquidation	Naples	99.00	
Cardine Suisse S.A. in liquidation	Switzerland	100.00	
Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	100.00	
Cassa di Risparmio di Venezia S.p.A.	Venice	100.00	
Cassa di Risparmio in Bologna S.p.A.	Bologna	100.00	
Cioccolato Feletti S.p.A. in liquidation	Pont Saint Martin (Aosta)	95.00	100 (a)
Consorzio Studi e Ricerche Fiscali - Gruppo SANPAOLO IMI	Rome	55.00	
Cotonificio Bresciano Ottolini - C.B.O. S.r.l. in liquidation	Salò (Brescia)	97.58	
Eurizon Financial Group S.p.A. (former New Step S.p.A.)	Turin	100.00	
Farbanca S.p.A. (b)	Casalecchio di Reno (Bologna)	19.33	
Friulcassa S.p.A.	Gorizia	100.00	
GEST Line S.p.A. (c)	Naples	100.00	
IMI Investimenti S.p.A.	Turin	100.00	
Imifin S.p.A. in liquidation	Rome	100.00	
Immobiliare 21 S.r.l.	Milan	100.00	
ISC Euroservice GmbH in liquidation	Germany	80.00	
Neos Banca S.p.A. (former Finemiro Banca S.p.a.)	Bologna	99.49	
Sanpaolo U.S. Holding Co. in liquidation	United States of America	100.00	
Sanpaolo Banca dell'Adriatico S.p.A.	Pesaro	100.00	
Sanpaolo Banco di Napoli S.p.A.	Naples	100.00	
Sanpaolo Bank S.A.	Luxembourg	100.00	
Sanpaolo Fiduciaria S.p.A.	Milan	100.00	
Sanpaolo IMI Bank (International) S.A.	Madeira	100.00	
Sanpaolo IMI Bank Ireland Plc	Ireland	100.00	
Sanpaolo IMI Capital Company I.L.L.C. (d)	United States of America	4.31	
Sanpaolo IMI Insurance Broker S.p.A.	Bologna	100.00	
Sanpaolo IMI International S.A.	Luxembourg	100.00	
Sanpaolo IMI Internazionale S.p.A.	Padua	100.00	
Sanpaolo IMI Private Equity S.p.A.	Bologna	100.00	
Sanpaolo IMI U.S. Financial Co.	United States of America	100.00	
Sanpaolo Leasint S.p.A. - Società di Leasing Internazionale	Milan	100.00	
Sep - Servizi e Progetti S.p.A.	Turin	100.00	
Studi e Ricerche per il Mezzogiorno (e)	Naples	16.67	
B. Companies subject to joint control			
Allfunds Bank S.A.	Spain	50.00	
Cassa dei Risparmi di Forlì S.p.A.	Forlì	38.25	

(cont'd: 10.1)

Name	Registered office	% Shareholding	Voting rights %
C. Companies subject to significant influence			
Aeroporto di Napoli S.p.A. in liquidation	Naples	20.00	
Banque Palatine S.A. (former Banque Sanpaolo S.A.)	France	37.31	
Cassa di Risparmio di Firenze S.p.A.	Florence	18.66	
Cbe Service S.p.r.l.	Belgium	31.70	
Centradia Group Limited in liquidation	United Kingdom	30.45	
Consorzio Bancario Sir S.p.A. in liquidation	Rome	32.84	
Cr Firenze Gestion Internationale S.A.	Luxembourg	20.00	
Liseuro S.p.A.	Udine	35.11	
SI Holding S.p.A.	Rome	30.01	
Società Gestione per il Realizzo S.p.A.	Rome	28.31	

(a) A further 5% share is held by Sanpaolo Fiduciaria S.p.A. by virtue of the appointment granted by a third party in its capacity as owner but in the interest of SANPAOLO IMI, which therefore provides voting indications during shareholders' meetings. Please note that in August 2006 the remaining 5% of the company's share capital was acquired.

(b) Company included among significant shareholdings as it is subject to joint control.

(c) Equity shareholding reclassified to assets held for sale (IFRS 5) on 30/6/06 for 70% (the share relative to the preliminary sale agreement with Riscossione S.p.A.).

(d) The share refers to the total equity. The share of the ordinary capital owned is 100%.

(e) Company included among significant shareholdings as the share that the Group holds is essentially a controlling one.

10.4 Commitments referred to shareholdings in subsidiaries

The agreement entered into by the bank with the majority shareholders in Banka Koper D.D. aimed at the acquisition of a controlling holding in the company, provided that SANPAOLO IMI guarantee, in case the Public Offer launched on the entire capital of the company in March 2002 is successful, a put option on the shares owned by the relevant shareholders that had not contributed to the Public Offer; this right was extended to each shareholder who had contributed at least one share to the Public Offer. Each shareholder could exercise the put in the 30 days following 31 March, 30 June, 30 September and 31 December of each year starting from 30 days subsequent to 31 December 2002 and up to 30 days after 30 June 2006. The price was the Public Offer price increased by the interest calculated at the rate paid by Banka Koper for deposits to one year and one day in Slovenian Tolar for the period running from the last day of validity of the Public Offer to the day of exercise of the option, reduced by the dividends received on the shares that were the subject of the option; the operation led to the recording of about 85 million euro (33.23% of the share capital) under "Put options issued" in the Explanatory Notes, Part B – Other information and Part E.

On 21 July 2006 a new shareholders' agreement voting pact was signed between the parties that in substance renews the agreements until 31 December 2011.

On 7 December 2005 SANPAOLO IMI signed a put and call agreement with the shareholder European Bank for Reconstruction for the acquisition of the remaining 20% of the share capital of Banca Italo Albanese, 80% of which was acquired subsequent to the fulfillment of the conditions provided for by the Share Purchase Agreement signed by SANPAOLO IMI, Capitalia, and the Ministry of Finance of the Republic of Albania on 7 December 2005. The signing of the put and call agreement, which may be exercised from December 2006 to January 2009, led to the recording of approximately 9 million euro under "put options issued" in the Part B - Other Information and Part E of the Explanatory Notes.

10.5 Commitments referred to equity shareholdings in companies subject to joint control

The purchase contract for shares in Cassa dei Risparmi di Forlì S.p.A., executed on 29 November 2000 between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers transfer to the Fondazione an option to sell a maximum number of ordinary shares representing 51.35% of the CR Forlì capital, exercisable in several tranches, at the unit price of 8.11 euro per share for the first two tranches and at a determined price with reference to the fair market value for the remaining tranches. The put option may be exercised by the Fondazione from 12 June 2002 and up to the 15th day before the expiry of the first period for the termination of the Shareholders' Agreement entered into by the same parties (31 December 2008). On 12 May 2003 Fondazione CR Forlì exercised the option to purchase on the first tranche of 8,335,370 ordinary shares (representing 8.75% of share capital) at a price of 68 million euro for the SANPAOLO IMI quota; subsequently, on 15 November 2005 it exercised the option to purchase on the second tranche of 8,103,596 ordinary shares (representing 8.48% of capital) at a price of 66 million euro for the SANPAOLO IMI quota. After these acquisitions, the holding of SANPAOLO IMI went up to 38.25%. The option on the part of share capital still owned by

Fondazione CR Forlì (21.29%) led to the recording of 82 million euro under "put options issued" in the Explanatory Notes Part B – Other information as well as in Part E.

10.6 Commitments referred to equity shareholdings in companies subject to significant influence

1 May 2005 saw the expiry of the Shareholders' Agreement executed on 15 November 1999 between Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI concerning the equity shareholding of the Cassa di Risparmio di Firenze. Subsequently, on 28 September, 2005 SANPAOLO IMI, in acknowledging the lengthy period in which the agreement had not been renewed, resolved to exercise its option to purchase ordinary shares in the Cassa di Risparmio di Firenze, held by the Ente, of 10.78% of capital. The exercise of the option, the validity of which was disputed by the Ente, provided for a price of 3 euro per share, which represented 1.5 times the "base value" of the Cassa di Risparmio di Firenze share, to be calculated in this case by taking into account the evaluation methods normally used for the sector.
Because of the dispute by the Ente, the arbitration process required by the agreement was initiated. The board of arbitrators was set up following the appointment of its chair by the Florence court, but has not yet released a decision. As the outcome of the call exercise and of the potential evolution of the dispute were still uncertain at the closing of the financial statements, no purchase commitment was recorded.

On 22 September 2005 SANPAOLO IMI, together with a pool of other banks, issued a "purchase offer" on some Si Holding shares held by shareholders other than the offerers, subject to certain conditions. This led to the recording of 35 million euro (representing the acquisition of around 23% of the share capital) among the commitments in Part B of the Explanatory Notes of the Financial Statements as at 31/12/05.
On 30/6/2006, subsequent to the purchase of Si Holding shares corresponding to approximately 19% of its share capital, the commitment was written down by 8 million euro (corresponding to the acquisition of approximately 5% of share capital).
SANPAOLO IMI also signed a put option with the BPM Group on an additional 1.5% of the company's share capital, which led to the recording of a commitment of approximately 2 million euro.

The key features of the commitments and of the existing options on equities currently included among available-for-sale financial assets are illustrated below:
- with regard to the agreement entered into on 16 July 2003 by SANPAOLO IMI with the Foundation shareholders of the Banca delle Marche S.p.A., which led to purchase of 7% of that credit company, SANPAOLO IMI acknowledged to the Foundations a put option on 8% of the Bank's capital, that can be exercised by 31 December 2006. The unit price of exercising the put option will be the greater amount between: (i) 1.8 euro, increased by interest at the Euribor rate at a month (base 365) from the date of fulfillment of the contract to the date of exercise of the option, less the dividends received by the Foundations in the same period and (ii) 1.8 euro increased by any rise in shareholders' equity per share of Banca delle Marche S.p.A. from 31 December 2002 to the date of exercise of the option on the basis of the last financial statements or half-year financial report, whichever is closer. The operation led to the recording of about 115 million euro under "Put options issued" in the Explanatory Notes, Part B – Other information and in Part E.
- with regard to the shareholders' agreements valid up to 31 December 2006, which the parties may agree to extend, SANPAOLO IMI's right of pre-emption was acknowledged on the purchase of residual shares that the Foundations may decide to sell, with the exception of limited situations, as well as the right of co-selling (at a price not less than the purchase price) if the pre-emption right is not exercised.

The derivative contracts illustrated above did not lead to any recording in the Financial Statements, considering that the exercise prices correspond to the fair value.

Other information on equity shareholdings

The information pursuant to clause 10 of Law 72/83 is as follows:

(€/mil)

	30/6/2006	31/12/2005
Cost before revaluation	9,196	9,430
Law 72/83	43	43
Total revaluations	**43**	**43**
Gross book value	**9,239**	**9,473**

Trends in the Savings and Assurance Business Division

With the completion of operations to found New Step-currently Eurizon Financial Group S.p.A. (Eurizon)-in November 2005, and subsequent concentration in the new company of the insurance activities of Assicurazioni Internazionali di Previdenza S.p.A. and the asset gathering activities of Banca Fideuram S.p.A., the Board of Directors of the Parent Bank passed a resolution on 24 January 2006 to launch a further phase of development of the Savings and Assurance Business Division.

This phase entailed the concentration of asset management activity of Sanpaolo IMI Asset Management SGR S.p.A. and its subsidiaries (Sanpaolo IMI Alternative Investments SGR S.p.A. and Sanpaolo IMI Asset Management Luxembourg S.A.) in the Division.

Said concentration was completed through the sale of San Paolo IMI Asset Management by SANPAOLO IMI to Eurizon for 1.9 billion euro in June. Prior to this transaction, the Bank subscribed an increase in Eurizon's share capital for the same amount (including the share premium).

Among the IAS/IFRS approved by the EU and those not yet approved, as well as among the Exposure Drafts approved by IASB, there is currently no reference legislation providing criteria for recording this operation in the financial statements. IFRS 3, concerning the regulation of business combinations, does not apply to operations among companies under common control, i.e. to the business combinations in which all the entities or participating company activities are controlled by the same party or parties both before and after the aggregation (such as in this case).

As there is no reference principle, IAS 1 requires that the company's management define its own accounting standards so as to ensure the best reporting, considering the guidelines provided by the other IAS/IFRS for similar cases and the provisions of other bodies responsible for defining accounting standards.

Considering that the only substantial effect of this operation was the repositioning of the equity shareholding in Sanpaolo IMI Asset Management with Eurizon, which is also a fully-own subsidiary, when defining the accounting treatment to be applied, it was decided pursuant to IAS 1 that recording the sale in the financial statements at carrying value was the most appropriate representation since the operation did not involve realization.

From the point of view of taxes, the operation led to the realization of a capital gain of 1.8 billion euro, which, taking advantage of the participation exemption, was subject to a 9% tax rate for the total sum (159 million euro) with an IRES charge of 52 million euro. Deferred taxes were entered to offset the amount that the tax value of Eurizon shares exceeded their statutory value, with no net effect to the statement of income as at 30 June 2006.

SECTION 11 - TANGIBLE ASSETS – CAPTION 110

11.1 Tangible assets: break-down of assets valued at cost

(€/mil)

Asset/Value	Total as at 30/6/2006	Total as at 31/12/2005
A. Functional assets		
1.1 owned by the Bank	993	1,070
a) land	490	500
b) buildings	359	396
c) fixtures and fittings	59	52
d) electrical equipment	67	99
e) other	18	23
1.2 leased	34	37
a) land	13	12
b) buildings	16	15
c) fixtures and fittings	-	-
d) electrical equipment	5	10
e) other	-	-
Total A	1,027	1,107
B. Assets held for investment	-	-
2.1 owned by the Bank	387	325
a) land	191	154
b) buildings	196	171
2.2 leased	-	-
a) land	-	-
b) buildings	-	-
Total B	387	325
Total (A + B)	1,414	1,432

As highlighted in Part A – Accounting policies, the depreciation rates match the useful life of the assets.

Tangible assets	Depreciation rate applied (range %)
Property	
- Land	na
- Buildings	3.75%
Furniture and plant fixtures	
- Fixtures and fittings	from 24% to 30%
- Electrical equipment	40%
- Others	from 30% to 60%

11.2 Tangible assets: break-down of assets designated as at fair value or revaluated

As at 30 June 2006 there are no tangible assets designated as at fair value or revaluated.

11.3 Tangible assets: annual changes

(€/mil)

	Land	Buildings	Fixtures and fittings	Electrical equipment	Other	Total
A. Gross opening balance	**512**	**1,081**	**324**	**926**	**411**	**3,254**
A.1 Total net decreases in value	-	670	272	817	388	2,147
A.2 Net opening balance	**512**	**411**	**52**	**109**	**23**	**1,107**
B. Increases	**7**	**6**	**12**	**9**	**5**	**39**
B.1 Purchase	7	1	7	8	5	28
B.2 Capitalized improvement expenses	-	5	-	-	-	5
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Transfers from assets held for investment	-	-	-	-	-	-
B.7 Other changes	-	-	5	1	-	6
C. Decreases	**16**	**42**	**5**	**46**	**10**	**119**
C.1 Sales	-	-	-	-	-	-
C.2 Amortization	-	19	5	39	10	73
C.3 Value adjustments due to impairment charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	7	-	7
C.4 Negative fair value changes charged to:	-	-	-	-	-	-
a) net shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Transfer to:	-	-	-	-	-	-
a) tangible assets held for investment	15	22	-	-	-	37
b) discontinued operations	1	1	-	-	-	2
C.7 Other changes	-	-	-	-	-	-
D. Net closing balance	**503**	**375**	**59**	**72**	**18**	**1,027**
D.1 Total net decreases in value	-	671	290	869	411	2,241
D.2 Gross closing balance	**503**	**1,046**	**349**	**941**	**429**	**3,268**
E. Valued at cost	-	-	-	-	-	-

The other increases pertain mainly to assets acquired following the merger by incorporation of the Banca Popolare dell'Adriatico.

11.4 Tangible assets held for investment: annual changes

(€/mil)

	Total	
	Land	Buildings
A. Gross opening balance	154	321
A.1 Total net decreases in value	-	150
A.2 Net opening balance	154	171
B. Increases	37	34
B.1 Purchase	-	-
B.2 Capitalized improvement expenses	-	1
B.3 Positive net fair value changes	-	-
B.4 Write-backs	-	-
B.5 Positive exchange differences	-	-
B.6 Transfers from tangible assets	15	22
B.7 Other changes	22	11
C. Decreases	-	9
C.1 Sales	-	-
C.2 Amortization	-	8
C.3 Negative net fair value changes	-	-
C.4 Adjustments due to impairment	-	-
C.5 Negative exchange differences	-	-
C.6 Transfer to other asset portfolios	-	1
a) tangible assets	-	-
b) discontinued operations	-	1
C.7 Other changes	-	-
D. Net closing balance	191	196
D.1 Total net decreases in value	-	206
D.2 Gross closing balance	191	402
E. Designation as at fair value	209	386

The other increases pertain mainly to assets acquired following the merger by incorporation of the Banca Popolare dell'Adriatico.

The fair value is determined on the basis of the outcome of external assessments.

11.5 Commitments to purchase tangible assets

No commitments to purchase tangible assets were in existence as at the reference date.

Other information on tangible assets

Pursuant to clause 10 of Law 72/83, below is the information on the revaluations of properties owned by the Bank as at 30 June 2006.

(€/mil)

	30/6/2006	31/12/2005
Law 823/73 (a) (1)	12	11
Law 576/75 (a) (1)	16	16
Law 72/83 (a) (1)	165	159
Other (a) (1)	60	60
Law 218/90 (b) (2)	775	777
Law 408/90 (a) (1)	116	116
Law 413/91 (a) (1)	81	73
Law 342/2000 (a) (1)	1	-
Merger of Banca Provinciale Lombarda and Banco Lariano (1)	91	91
First Time Adoption IAS (3)	285	266
Total revaluations	**1,602**	**1,569**

(a) Revaluated by the Bank and by the incorporated companies.
(b) Higher values attributed during the company transformation.

(1) Revaluation referring to properties.
(2) Of which, 765 million euro as at 30 June pertaining to property (767 million euro as at 31 December 2005) and 10 million pertaining to works of art (the same value as at 31 December 2005).
(3) Of which, 262 million euro as at 30 June pertaining to land (246 million euro as at 31 December 2005) and 23 million pertaining to works of art (20 million euro as at 31 December 2005).

SECTION 12 - INTANGIBLE ASSETS – CAPTION 120

12.1 Intangible assets: break-down by type of asset

(€/mil)

Asset/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Definite life	Indefinite life	Definite life	Indefinite life
A.1 Goodwill	-	610	-	613
A.2 Other intangible assets	186	-	203	-
A.2.1 Assets valued at cost				
a) Intangible assets generated internally	157	-	168	-
b) Other assets	29	-	35	-
A.2.2 Assets designated as at fair value				
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**186**	**610**	**203**	**613**

Analysis of goodwill

(€/mil)

	30/6/2006	31/12/2005
Merger by incorporation of Banco di Napoli	550	563
Merger by incorporation of Banca Popolare dell'Adriatico	10	-
Purchase of bank branches from Cassa di Risparmio in Bologna	39	39
Purchase of bank branches from Cassa di Risparmio di Padova e Rovigo	9	9
Purchase of the Hong Kong branch from the former Banco di Napoli	2	2
Total	**610**	**613**

12.2 Intangible assets: annual changes

(€/mil)

	Goodwill	Other intangible assets: generated internally		Other intangible assets: other		Total
		Definite life	Indefinite life	Definite life	Indefinite life	
A. Opening balance	613	463	-	102	-	1,178
A.1 Total net decreases in value	-	295	-	67	-	362
A.2 Net opening balance	613	168	-	35	-	816
B. Increases	130	33	-	7	-	170
B.1 Purchase	130	23	-	7	-	160
- business aggregations	130	-	-	-	-	130
B.2 Increases in internal intangible assets	-	10	-	-	-	10
B.3 Write-backs	-	-	-	-	-	-
B.4 Positive fair value changes	-	-	-	-	-	-
- net shareholders' equity	-	-	-	-	-	-
- statement of income	-	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	-	-	-
C. Decreases	133	44	-	13	-	190
C.1 Sale	-	-	-	-	-	-
C.2 Adjustments	-	44	-	13	-	57
- Amortization	-	44	-	13	-	57
- Write-downs	-	-	-	-	-	-
+ net shareholders' equity	-	-	-	-	-	-
+ statement of income	-	-	-	-	-	-
C.3 Negative fair value changes	-	-	-	-	-	-
- net shareholders' equity	-	-	-	-	-	-
- statement of income	-	-	-	-	-	-
C.4 Transfers to discontinued operations	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	-	-	-
C.6 Other changes	133	-	-	-	-	133
D. Net closing balance	610	157	-	29	-	796
D.1 Total net adjustments	-	146	-	49	-	195
E. Gross closing balance	610	303	-	78	-	991
F. Valued at cost	-	-	-	-	-	-

The increase in goodwill was due to the merger by incorporation of the Banca Popolare dell'Adriatico, part of the Group's plan to rationalize its distribution network. The decrease was due to the transfer to Sanpaolo Banca dell'Adriatico of branches already belonging to Banca Popolare dell'Adriatico (120 million euro) and of former branches of the Banco di Napoli (13 million euro).

The assets generated internally consist of software already in production and under amortization for 118 million euro, software under development for 39 million euro, whose requisites (illustrated in Part A – Accounting policies) have been verified. This software will be subject to amortization once it comes into use.

Other intangible assets essentially refer to software purchased by third parties and currently being amortized.

12.3 Other information

This caption does not include any of the items provided for by current regulations.

SECTION 13 - TAX ASSETS AND LIABILITIES – CAPTION 130 ASSETS AND CAPTION 80 LIABILITIES

13.1 Deferred tax assets: break-down

(€/mil)

	Total as at 30/6/2006		Total as at 31/12/2005	
	IRES (33%)	IRAP (4.25%)	IRES (33%)	IRAP (4.25%)
A Temporary deductible differences				
Adjustment of loans deductible in future years	71	-	75	-
Provisions for future charges	274	-	231	-
Higher tax value of equity shareholdings, securities and other assets	241	-	196	-
Extraordinary charges for voluntary redundancy incentives	-	-	36	-
Other	192	-	187	-
B Taxable temporary differences				
Costs deducted off balance sheet (art. 109 TUIR)	47	-	53	-
Capital gains in installments	3	-	3	-
Differences between book and tax value (art. 128 TUIR)	1	-	1	-
Lower tax value of equity shareholdings, securities and other assets	156	-	148	-
Other	11	-	-	-
Total	560	-	520	-

13.2 Deferred tax liabilities: break-down

(€/mil)

	Total as at 30/6/2006		Total as at 31/12/2005	
	IRES (33%)	IRAP (4.25%)	IRES (33%)	IRAP (4.25%)
A Taxable temporary differences				
Costs deducted off balance sheet (art. 109 TUIR)	-	3	-	7
Lower tax value of securities and other assets	-	19	-	17
Other	17	2	16	-
B Temporary deductible differences				
Adjustment of loans deductible in future years	-	-	-	9
Higher tax value of securities and other assets	-	3	-	3
Other	-	1	-	-
Total	17	20	16	12

Pursuant to IAS 12, section 74, deferred IRES tax assets of 778 million euro were balanced by deferred IRES tax liabilities of 218 million euro.

In addition, deferred IRAP tax liabilities of 24 million euro were balanced by deferred IRAP tax assets of 4 million euro.

13.3 Change in deferred tax assets (with corresponding caption under statement of income)

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
1. Initial amount	**520**	**520**
2. Increases	**97**	**261**
2.1 Deferred tax assets recognized during the year	83	110
a) from previous years	-	-
b) due to adoption of different accounting standards	-	-
c) write-backs	-	-
d) other	83	110
2.2 New taxes or increases in fiscal rates	-	-
2.3 Other increases	14	151
3. Decreases	**57**	**261**
3.1 Deferred tax assets cancelled during the year	51	252
a) reallocation	51	252
b) write-downs due to irrecoverability	-	-
c) due to adoption of different accounting standards	-	-
3.2 Decreases in fiscal rates	-	-
3.3 Other decreases	6	9
4. Final amount	**560**	**520**

13.4 Change in deferred tax liabilities (with corresponding caption under statement of income)

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
1. Initial amount	**28**	**-**
2. Increases	**11**	**28**
2.1 Deferred tax liabilities recognized during the year	3	12
a) from previous years	1	-
b) due to adoption of different accounting standards	-	-
c) other	2	12
2.2 New taxes or increases in fiscal rates	-	-
2.3 Other increases	8	16
3. Decreases	**2**	**-**
3.1 Deferred tax liabilities cancelled during the year	-	-
a) reallocation	-	-
b) due to adoption of different accounting standards	-	-
c) other	-	-
3.2 Decreases in fiscal rates	-	-
3.3 Other decreases	2	-
4. Final amount	**37**	**28**

13.5 Change in deferred tax assets (with corresponding caption under net shareholders' equity)

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
1. Initial amount	**83**	**-**
2. Increases	**1**	**226**
2.1 Deferred tax assets recognized during the year	-	226
a) from previous years	-	-
b) due to adoption of different accounting standards	-	226
c) other	-	-
2.2 New taxes or increases in fiscal rates	-	-
2.3 Other increases	1	-
3. Decreases	**56**	**143**
3.1 Deferred tax assets cancelled during the year	-	1
a) reallocation	-	1
b) write-downs due to irrecoverability	-	-
c) due to adoption of different accounting standards	-	-
3.2 Decreases in fiscal rates	-	-
3.3 Other decreases	56	142
4. Final amount	**28**	**83**

13.6 Change in deferred tax liabilities (with corresponding caption under net shareholders' equity)

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
1. Initial amount	**47**	**11**
2. Increases	**1**	**48**
2.1 Deferred tax liabilities recognized during the year	-	30
a) from previous years	-	-
b) due to adoption of different accounting standards	-	29
c) other	-	1
2.2 New taxes or increases in fiscal rates	1	18
2.3 Other increases	-	-
3. Decreases	**5**	**12**
3.1 Deferred tax liabilities cancelled during the year	5	-
a) reallocation	5	-
b) due to adoption of different accounting standards	-	-
c) other	-	-
3.2 Decreases in fiscal rates	-	-
3.3 Other decreases	-	12
4. Final amount	**43**	**47**

SECTION 14 - NON-CURRENT ASSETS AND DISCONTINUED OPERATIONS AND ASSOCIATED LIABILITIES – CAPTION 140 ASSETS AND CAPTION 90 LIABILITIES

14.1 Non-current assets and discontinued operations and associated liabilities: break-down by type of asset

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
A. Individual assets		
A.1 Equity shareholdings	6	-
A.2 Tangible assets	32	28
A.3 Intagible assets	-	-
A.4 Other non-current assets	-	-
Total A	38	28
B. Groups of assets (operating units sold)		
B.1 Financial assets held for trading	-	-
B.2 Financial assets designated as at fair value	-	-
B.3 Available-for-sale financial assets	-	-
B.4 Financial assets held to maturity	-	-
B.5 Loans to banks	-	-
B.6 Loans to customers	-	-
B.7 Equity shareholdings	-	-
B.8 Tangible assets	-	-
B.9 Intagible assets	-	-
B.10 Other assets	-	-
Total B	-	-
C. Liabilities on discontinued operations		
C.1 Debts	-	-
C.2 Securities	-	-
C.3 Other liabilities	-	-
Total C	-	-
D. Liabilities on discontinued operations		
D.1 Due to banks	-	-
D.2 Due to customers	-	-
D.3 Securities issued	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities designated as at fair value	-	-
D.6 Provisions	-	-
D.7 Other liabilities	-	-
Total D	-	-

A 70% share of equity shareholdings pertains to the stake in GEST Line, for which a preliminary sales agreement was signed with Riscossione S.p.A.

Discontinued operations are represented by properties.

SECTION 15 - OTHER ASSETS – CAPTION 150

15.1 Other assets: break-down

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
Unprocessed transactions and transactions by foreign branches:	1,590	1,369
- unprocessed transactions with Italian bank branches	*803 (a)*	*1,032*
- amounts in transit with Italian bank branches	*787 (a)*	*337*
Deposit with the Bank of Italy relating to the liquidation of Isveimer	58	58
Deposit with the Bank of Italy relating to the coverage of Sga's losses	7	7
Checks and other instruments held	8	7
Other assets for tax consolidation	239	134
Other items	1,156 (b)	1,178
Total	**3,058**	**2,753**

(a) The amounts were mostly settled at the beginning of the second half of 2006.

(b) The caption Other transactions includes 276 million of positions for which posting has been finalized and were settled at the beginning of the second half of 2006. It also includes 1.3 million euro referring to the estimated realizable value of the credit arising from the decision of the Court of Cassation regarding the IMI Sir dispute. For information on this dispute, see Part E - Section 4 – Operating risks.

Liabilities

SECTION 1 - DUE TO BANKS – CAPTION 10

1.1 Due to banks: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1 Due to central banks	**3,278**	**2,933**
2 Due to banks	**43,255**	**41,788**
2.1 Current accounts and demand deposits	4,865	5,709
2.2 Tied deposits	26,498	23,347
2.3 Financing	6,024	7,502
2.3.1 Financial leases	-	-
2.3.2 Others	6,024	7,502
2.4 Debts for repurchase of own equity securities	-	-
2.5 Liabilities corresponding to assets sold and not cancelled	5,834	5,214
2.5.1 Reverse repurchase agreements	5,834	5,214
2.5.2 Others	-	-
2.6 Other amounts due	34	16
Total	**46,533**	**44,721**
Fair Value	**46,582**	**44,802**

The Bank has no financial leasing operations in place with banks.

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

As at 30/6/2006 there were no subordinated amounts due to banks.

1.3 Break-down of caption 10 "Due to banks": structured liabilities

Structured amounts due as at 30/6/2006 amounted to 124 million euro.

1.4 Due to banks: debts subject to microhedging

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
1 Debts subject to fair value hedging:	**2,641**	**2,561**
a) interest rate risk	2,143	364
b) exchange rate risk	-	-
c) other risks	498	2,197
2 Debts subject to cash flow hedging:	**400**	**453**
a) interest rate risk	400	453
b) exchange rate risk	-	-
c) other	-	-
Total	**3,041**	**3,014**

SECTION 2 - DUE TO CUSTOMERS – CAPTION 20

2.1 Due to customers: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Current accounts and demand deposits	36,780	36,624
2. Tied deposits	8,281	8,425
3. Public funds administered	9	-
4. Financing	79	93
4.1 finance leases	28	32
4.2 other	51	61
5. Debts for repurchase of own equity securities	-	-
6. Liabilities corresponding to assets sold and not cancelled	6,395	5,201
6.1 repurchase agreements	6,395	5,201
6.2 other	-	-
7 Other amounts due	1,511	1,572
Total	**53,055**	**51,915**
Fair Value	**53,051**	**51,916**

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

2.2 Detail of caption 20 "Due to customers": subordinated liabilities

Subordinated securities as at 30/6/2006 amounted to 1,116 million euro.

Part F of these Notes contains detail of the subordinated liabilities.

2.3 Detail of caption 20 "Due to customers": structured liabilities

As at 30/6/2006 there were no structured liabilities to customers.

2.4 Due to customers: debts subject to microhedging

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debts subject to fair value hedging:	1,116	1,122
a) interest rate risk	1,116	1,035
b) exchange rate risk	-	-
c) other risks	-	87
2. Debts subject to cash flow hedging:	45	-
a) interest rate risk	45	-
b) exchange rate risk	-	-
c) other	-	-
Total	1,161	1,122

2.5 Debts for finance leases:

2.5.1 Debts for finance leases: break-down by time interval

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
Debts for finance leases:		
a) within 1 year	10	11
b) 2-5 years	14	18
c) over 5 years	4	3
Total	**28**	**32**

SECTION 3 - SECURITIES ISSUED – CAPTION 30

3.1 Securities issued: break-down by type

(€/mil)

Type of security/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Book value	Fair value	Book value	Fair value
A. Listed securities	**15,150**	**15,191**	**7,943**	**8,041**
1. Bonds	15,150	15,191	7,943	8,041
1.1 structured	577	577	715	715
1.2 other	14,573	14,614	7,228	7,326
2. Other securities	-	-	-	-
B. Unlisted securities	**14,768**	**14,695**	**17,083**	**17,166**
1. Bonds	12,853	12,780	14,816	14,899
1.1 structured	341	341	348	348
1.2 other	12,512	12,439	14,468	14,551
2. Other securities	1,915	1,915	2,267	2,267
Total	**29,918**	**29,886**	**25,026**	**25,207**

With regard to the criteria for determining the fair value, see Part A – Accounting policies.

3.2 Detail of caption 30 "Securities issued": subordinated securities

Subordinated securities as at 30/6/2006 amounted to 6,466 million euro.

Part F of these Notes contains detail of the subordinated liabilities.

3.3 Securities issued: securities subject to microhedging

(€/mil)

Type of transaction/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Debt securities subject to fair value hedging	**21,984**	**14,128**
a) interest rate risk	21,052	14,128
b) exchange rate risk	-	-
c) other risks	932	-
2. Debt securities subject to cash flow hedging	**150**	**796**
a) interest rate risk	150	796
b) exchange rate risk	-	-
c) other	-	-
Total	**22,134**	**14,924**

SECTION 4 - FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: break-down by type

(€/mil)

Type of transaction/Value	Total as at 30/6/2006			Total as at 31/12/2005		
	NV	FV		NV	FV	
		L	UL		L	UL
A. Cash liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	1	1	-
3. Debt securities	-	-	-	-	-	-
3.1 Bonds	-	-	-	-	-	-
3.1.1 Structured	-	-	-	-	-	-
3.1.2 Other bonds	-	-	-	-	-	-
3.2 Other securities	-	-	-	-	-	-
3.2.1 Structured	-	-	-	-	-	-
3.2.2 Others	-	-	-	-	-	-
Total A	-	-	-	1	1	-
B. Derivative instruments						
1. Financial derivatives	X	-	1,221	X	-	1,323
1.1 Dealing	X	-	1,033	X	-	1,110
1.2 Connected with the fair value option	X	-	19	X	-	52
1.3 Other	X	-	169	X	-	161
2. Credit derivatives	X	-	6	X	-	4
2.1 Dealing	X	-	4	X	-	1
2.2 Connected with the fair value option	X	-	-	X	-	-
2.3 Other	X	-	2	X	-	3
Total B	X	-	1,227	X	-	1,327
Total (A+B)	X	-	1,227	X	1	1,327

FV = fair value
NV = nominal or notional value
L = listed
UL = unlisted

4.2 Detail of caption 40 "Financial liabilities held for trading": subordinated liabilities

The Bank did not issue subordinated liabilities for dealing purposes.

4.3 Detail of caption 40 "Financial liabilities held for trading": structured liabilities

The Bank did not issue subordinated liabilities for dealing purposes.

4.4 Financial liabilities held for trading: derivative instruments

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total as at 30/6/2006	Total as at 31/12/2005
A. Listed derivatives							
1) Financial derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
- issued options	-	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-	-
Total A	-	-	-	-	-	-	-
B. Unlisted derivatives							
1) Financial derivatives:	629	396	195	-	1	1,221	1,323
• with underlying asset exchange	-	396	-	-	-	396	181
- issued options	-	82	-	-	-	82	72
- other derivatives	-	314	-	-	-	314	109
• without underlying asset exchange	629	-	195	-	1	825	1,142
- issued options	7	-	195	-	-	202	195
- other derivatives	622	-	-	-	1	623	947
2) Credit derivatives:	-	-	-	6	-	6	4
• with underlying asset exchange	-	-	-	2	-	2	3
• without underlying asset exchange	-	-	-	4	-	4	1
Total B	629	396	195	6	1	1,227	1,327
Total (A + B)	629	396	195	6	1	1,227	1,327

SECTION 5 - FINANCIAL LIABILITIES DESIGNATED AS AT FAIR VALUE – CAPTION 50

At 30 June 2006 the Group did not have financial liabilities designated as at fair value.

SECTION 6 - HEDGING DERIVATIVES – CAPTION 60

6.1 Hedging derivatives: break-down by type of contract and underlying asset

(€/mil)

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total
A. Listed derivatives						
1) Financial derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
- issued options	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B. Unlisted derivatives						
1) Financial derivatives:	247	106	-	-	-	353
• with underlying asset exchange	-	106	-	-	-	106
- issued options	-	-	-	-	-	-
- other derivatives	-	106	-	-	-	106
• without underlying asset exchange	247	-	-	-	-	247
- issued options	-	-	-	-	-	-
- other derivatives	247	-	-	-	-	247
2) Credit derivatives:	-	-	-	-	-	-
• with underlying asset exchange	-	-	-	-	-	-
• without underlying asset exchange	-	-	-	-	-	-
Total B	247	106	-	-	-	353
Total (A + B) 30/6/2006	247	106	-	-	-	353
Total (A + B) 31/12/2005	308	443	-	-	-	751

6.2 Hedging derivatives: break-down by hedged portfolio and type of hedging

(€/mil)

Transaction/Hedging type	Fair Value						Cash flows	
	Specific					Generic	Specific	Generic
	Interest rate risk	Exchange risk	Credit risk	Price risk	Other risks			
1. Available-for-sale financial assets	-	-	-	-	-	X	-	X
2. Loans	99	-	-	X	-	X	-	X
3. Financial assets held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total assets	99	-	-	-	-	-	-	-
1. Financial liabilities	102	-	-	-	106	X	18	X
2. Portfolio	X	X	X	X	X	28	X	-
Total liabilities	102	-	-	-	106	28	18	-

The fair value of generic hedging derivatives can be attributed to the macrohedge relationship on core deposit.

SECTION 7 - FAIR VALUE CHANGES OF GENERICALLY HEDGED FINANCIAL LIABILITIES - CAPTION 70

7.1 Fair value changes of generically hedged financial liabilities: break-down by hedged portfolio

(€/mil)

Fair value changes of generically hedged financial liabilities/Values	Total as at 30/6/2006	Total as at 31/12/2005
1. Positive adjustment of financial liabilities	-	-
2. Negative adjustment of financial liabilities	(50)	(23)
Total	**(50)**	**(23)**

7.2 Liabilities subject to macro-hedging of interest-rate risk: break-down

The balance of the changes in value of liabilities subject to macro-hedging (MCH) against interest rate risk is recorded in this caption.

Taking advantage of the openings emerged during the definition of the 'carve out' envisaged by IAS 39, the Bank adopted the MCH only on core deposits.

SECTION 8 - TAX LIABILITIES – CAPTION 80

See Assets - section 13.

SECTION 9 - LIABILITIES ON DISCONTINUED OPERATIONS – CAPTION 90

See Assets - section 14.

SECTION 10 - OTHER LIABILITIES – CAPTION 100

10.1 Other liabilities: break-down

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
Amounts available to minority interests	1,353	952
Unprocessed transactions and transactions by foreign branches:	1,951	1,161
- unprocessed transactions	*1,823 (a)*	*1,070*
- unprocessed transactions with Italian bank branches	*128 (a)*	*91*
Other liabilities for tax consolidation	222	78
Amounts due to personnel	228	262
Liabilities in connection with impairment of guarantees issued	82	71
Amounts to be paid to Inland Revenue for tax withheld from customers	97	70
Amounts payable to the Bank of Italy - loans for the restoration of SGA L. 588/96	7	7
Illiquid balances from portfolio transactions	431	39
Amounts payable due to settlement value dates	64	29
Amounts payable to the Bank of Italy in respect of Isveimer liquidation	58	58
Other items	742	933
Total	**5,235**	**3,660**

(a) The amounts were mostly settled at the beginning of the second half of 2006.

SECTION 11 - PROVISIONS FOR EMPLOYEE TERMINATION INDEMNITIES – CAPTION 110

11.1 Provisions for employee termination indemnities: annual changes

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
A. Opening balance	**540**	**476**
B. Increases	**52**	**100**
B1 Provisions during the year	20	39
B2 Other increases	32	61
C. Decreases	**95**	**36**
C1 Amounts paid	5	30
C2 Other decreases	90	6
D. Closing balance	**497**	**540**

The caption "Other increases" refers to the share of employee termination indemnities arising out of the incorporation of the Banca Popolare dell'Adriatico.

The caption "Other decreases" includes 41 million euro relating to the recording of lesser actuarial losses than at 31/12/2005 resulting from an assessment by an independent actuary, which balance a specific valuation reserve, and 49 million euro connected with the transfer of employment contracts to Sanpaolo Banca dell'Adriatico.

11.2 Other information

Considering that the employee termination indemnity is a defined benefit fund, the changes connected with the actuarial evaluations are illustrated in Section 12.3 - Liabilities, together with changes to the defined benefit company pension funds.

SECTION 12 - PROVISIONS FOR RISKS AND CHARGES – CAPTION 120

12.1 Provisions for risks and charges: break-down

(€/mil)

Caption/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Company pension funds	102	189
2. Other provisions for risks and charges	821	857
2.1 legal disputes	395	398
2.2 personnel costs	179	223
2.3 other	247	236
Total	**923**	**1,046**

The caption "Company pension funds" includes:
- 47 million euro pertaining to SANPAOLO IMI accrued to balance the technical deficit of the Bank's employee supplementary fund for the employees of the Istituto Bancario San Paolo di Torino;
- 6 million euro pertaining to the Retirement Fund for the Employees of the Banca Popolare dell'Adriatico;
- 1 million euro pertaining to the Complementary Retirement Fund for the Employees of Banco di Napoli – Section A;
- 48 million euro was the amount recorded of the actuarial losses on defined benefit company pension funds, which balance a specific valuation reserve.

The amounts were allocated on the basis of the outcome of the assessment by an independent actuary.

Other provisions for risks and charges include:
- provisions for "legal disputes" allocated to cover presumed losses on legal disputes, including claims from bankruptcy liquidators;
- provisions for "personnel charges" allocated to pay out seniority bonuses to employees on the basis of the assessment made by an independent actuary for 64 million euro; commitments made for voluntary redundancy incentives completed in previous years for 96 million euro; other obligations for 19 million euro;
- provisions for "other" likely risks, aimed at covering:
  - 176 million euro for the disputes currently open with GEST Line, a company that provides tax collecting services (48 million euro), and with network banks (formerly Cardine Bank) for which the Parent Bank provides a guarantee (16 million); the charges in connection with the renegotiation of mortgage loans and with premium transactions with customers (17 million euro); customer complaints for securities by defaulted issuers (10 million euro); other esti-mated cash outflow (85 million euro);
  - 71 million euro for tax litigation. This fund is considered appropriate for the disputes currently pending with Italian tax authorities in respect to income taxes, mainly related to the banks that were merged over time, including disputes in connection with tax credits whose repayment was requested in previous years.

For further details on legal disputes see Part E – Section 4 – Operating Risks.

12.2 Provisions for risks and charges: annual changes

(€/mil)

Caption/Component	Pension funds	Other funds	Total as at 30/6/2006
A. Opening balance	189	857	1,046
B. Increases	45	79	124
B1. Provisions during the year	-	41	41
B2. Changes due to the elapsing of time	-	8	8
B3. Changes due to discount rate adjustments	-	-	-
B4. Other increases	45	30	75
C. Decreases	132	115	247
C1. Use during the year	-	89	89
C2. Changes due to discount rate adjustments	-	2	2
C3. Other decreases	132	24	156
D. Closing balance	102	821	923

The allocation for the year refers mainly to the provisions to cover presumed losses on legal disputes, including claims from bankruptcy liquidators (21 million euro) as well as the provisions to cover the disputes currently pending with GEST Line (19 million euro) and other likely risks (one million euro).

The increases due to the elapsing of time refer to the interest accrued during the year and balance the "provisions" of seven million euro and "personnel costs" for one million euro.

The decreases due to discount rate adjustments for 2 million euro are recorded in reduction of "provisions".

The caption "other increases" of "pension funds" relates to:
- the allocation of the cost accrued during the year in the defined benefit pension funds, amounting to 13 million euro, whose corresponding caption is in "personnel costs";
- funds deriving from the merger by incorporation of the Banca Popolare dell'Adriatico for 32 million euro.

The caption "Other increases" in other funds refers mainly to:
- an increase in the contractual increase reserve for 7 million euro and provisions pertaining to the three-year incentive plan for 4 million euro that balance personnel costs;
- funds deriving from incorporation of the Banca Popolare dell'Adriatico for 18 million euro.

The utilizations in the year concern mainly the payouts in connection with the voluntary redundancy incentives completed in previous years and other personnel charges (50 million euro), those connected with legal disputes (22 million euro) and other disbursements for 17 million euro.

The caption "Other decreases" in pension funds refers mainly to:
- a reduction in actuarial losses recorded during previous years for 106 million, essentially correlated with interest rate trends;
- the transfer to Sanpaolo Banca dell'Adriatico for 2 million euro;
- the transfer of the defined-benefit and defined-contribution Complementary Retirement Fund for the Employees of the Banca Popolare dell'Adriatico to Section A of the Complementary Retirement Fund for the Employees of the Banco di Napoli and the Pensions Fund of SANPAOLO IMI for a total of 24 million euro in accordance with specific trade union agreements.

The caption "Other decreases" in other funds refers mainly to the transfer of funds pertaining to the demerger of the company branch in favor of Sanpaolo Banca dell'Adriatico (21 million euro).

12.3 Defined benefit company pension funds

1. Details of the funds

This item provides the information required by IAS 19 for defined benefit funds, including that relating to the staff severance indemnity, which is part of them.

As required by the international accounting standards with reference to plans that share the risk among various entities under common control, the information detailed in the tables below relates to the plans as a whole, with a note specifying the Bank's share.

As these are complementary defined benefit pension plans, the actuarial value required by the application of IAS 19 "benefits to employees" is calculated by an independent actuary through the use of the Projected Unit Credit Method, as illustrated in detail in Part A – Accounting Policies.

The defined benefits funds to which SANPAOLO IMI is committed may be divided into:
- internal complementary retirement funds;
- external complementary retirement funds.

The internal funds comprise solely the Retirement Fund for the Employees of the Cassa di Risparmio di Venezia. This fund is aimed at covering the commitments for future payments, to those entitled, according to the procedures defined in the internal rules. SANPAOLO IMI contributes to this fund on behalf of the employees registered from the Cassa di Risparmio di Venezia.

The external funds include:
- *Bank's Employee Supplementary Fund for the Employees of the Istituto Bancario San Paolo di Torino*, a fund with legal status and full economic independence and independent asset management. SANPAOLO IMI is jointly responsible for the commitments of the "Bank" to the employees registered, the pensioners and third parties;
- *The Complementary Pension Fund for the Employees of Banco di Napoli – Section A* is a foundation with legal status and independent management of assets. SANPAOLO IMI is jointly responsible for the fund's commitments to the employees registered and other beneficiaries from the Banco di Napoli; to the retired staff receiving the Supplementary Pension Check, formerly within SANPAOLO IMI; to the employees of the Cassa di Risparmio di Bologna, formerly registered in the Complementary Pension Fund for the Employees of said Bank, transferred to the Complementary Pension Fund for the Employees of the Banco di Napoli in 2004; the current and retired employees of the Banca Popolare dell'Adriatico, formerly registered in the Company Pension Fund for the Employees of the Banca Popolare dell'Adriatico, transferred to the Fund in question on 30 June 2006.

2. Changes in Funds for the Year

Annual changes in present value of defined benefit obligations (€/mil)

Liabilities of the defined benefit obligations pension plan	Balances as at 30/6/2006			Balances as at 31/12/2005		
	Termination indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)	Termination indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)
Defined benefit obligations at beginning of period	540	174	1,827	476	158	1,670
Current service costs	10	1	11	19	3	22
Recognized past service costs	-	-	-	-	-	-
Unrecognized past service costs	-	-	-	-	-	-
Interest costs	10	3	36	20	8	74
Recognized actuarial losses	-	-	-	58	-	225
Unrecognized actuarial losses	-	-	-	-	13	-
Positive exchange differences	-	-	-	-	-	-
Increases - business combinations	32	-	-	3	-	-
Participants' contributions	-	-	-	-	-	-
Recognized actuarial gains	(41)	(12)	(128)	-	-	-
Unrecognized actuarial gains	-	-	-	-	-	-
Negative exchange differences	-	-	-	-	-	-
Benefits paid	(5)	(4)	(56)	(30)	(8)	(171)
Decreases - business combinations	(49)	-	-	(6)	-	-
Curtailments	-	-	-	-	-	-
Settlements	-	-	-	-	-	-
Other increases (c)	-	-	29	-	-	7
Other decreases (c)	-	(29)	-	-	-	-
Fair value of plan assets at end of year	497	133	1,719	540	174	1,827
Total unrecognized actuarial gains	-	-	-	-	-	-
Total unrecognized actuarial losses	-	-	-	-	28	-

(a) Based on actuarial calculations, the present value of the defined-benefit obligations of SANPAOLO IMI's internal plans is 6.4 million euro referring to the Retirement Fund for Employees of the Cassa di Risparmio di Venezia.

(b) Liabilities pertaining to external plans at the end of the period are broken down as follows:
- *1,018 million euro pertaining to the Pension Fund for the Employees of the Istituto Bancario San Paolo di Torino (of which 928 million euro pertaining to SANPAOLO IMI S.p.A.);*
- *701 million euro pertaining to the Complementary Pension Fund for the Employees of the Banco di Napoli – Section A (of which 593 million euro pertaining to SANPAOLO IMI S.p.A.).*

(c) The other decreases to internal funds and increases to external funds refer to the transfer of the Internal Fund for Employees of the former Banca Popolare dell'Adriatico to the Complementary Pension Fund for the Employees of the Banco di Napoli – Section A.

Analysis of defined benefit obligations (€/mil)

Liabilities of the defined benefit obligations pension plan	30/6/2006		31/12/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
a) unfunded plans	-	-	29	-
b) partly funded plans	-	-	-	-
c) wholly funded plans	133	1,719	145	1,827

3. Annual changes in plan assets and other information

Annual changes in fair value of plan assets (€/mil)

	30/6/2006		31/12/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
Defined benefit obligations at beginning of period	133	1,636	132	1,682
Expected return	3	32	6	74
Recognized actuarial losses	-	(29)	-	-
Unrecognized actuarial losses	-	-	-	-
Positive exchange differences	-	-	-	-
Employer contributions	-	-	2	8
Participants' contributions	-	-	-	-
Recognized actuarial gains	1	19	-	43
Unrecognized actuarial gains	-	-	(3)	-
Negative exchange differences	-	-	-	-
Benefits paid	(4)	(55)	(8)	(171)
Curtailments	-	-	-	-
Settlements	-	-	-	-
Curtailments	-	-	-	-
Settlements	-	-	-	-
Other increases	-	18	4	-
Other decreases	-	-	-	-
Fair value of plan assets at end of year	133	1,621	133	1,636
Total unrecognized actuarial gains	-	-	7	-
Total unrecognized actuarial losses	-	-	-	-

External funds at the end of the period are broken down as follows:
- 934 million euro pertaining to the Retirement Fund for the Employees of Istituto Bancario San Paolo di Torino;
- 687 million euro pertaining to the Complementary Retirement Fund for the Employees of Banco di Napoli – Section A.

4. Reconciliation between the current value of the pension plan, the current value of plan assets and the assets and liabilities recognized in the financial statements

Assets and liabilities recognized (€/mil)

	30/6/2006			31/12/2005		
	Termination indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)	Termination indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)
1 Current value of the defined benefit obligations	497	133	1,719	540	174	1,827
2 Fair value of plan assets	-	133	1,621	-	133	1,636
A Fund status (2-1)	**(497)**	**-**	**(98)**	**(540)**	**(41)**	**(191)**
B Unrecognized actuarial gains (sum of those accumulated)	-	-	-	-	(7)	-
B Unrecognized actuarial losses (sum of those accumulated)	-	-	-	-	(28)	-
B Unrecognized past service costs	-	-	-	-	-	-
B Unrecognized assets because not reimbursable	-	-	(11)	-	-	-
B Fair value of assets reimbursable by third parties	-	-	-	-	-	-
B Total	-	-	-	-	(35)	-
Assets recorded (A-B) > 0	-	133	-	-	133	-
Liabilities recorded (A-B) > 0	497	133	109	540	139	191

(a) Since the fund in question is an internal fund, both assets and liabilities are recorded in the financial statements of the Cassa di Risparmio di Venezia, which has entered into agreements governing the fund in question, except for actuarial profits/losses, which are divided between the jointly obligated Banks. The portion attributable to SANPAOLO IMI is 7,000 euro.

(b) The portion of liability attributable to SANPAOLO IMI S.p.A. is as follows:

- *79 million euro pertaining to the Supplementary Retirement Fund for the Employees of the Istituto Bancario San Paolo di Torino, of which 47 million euro pertain to the liability accrued towards current employees and 32 million euro to recorded actuarial losses;*
- *23 million euro pertaining to the Complementary Retirement Fund for the Employees of the Banco di Napoli, of which 7 million euro pertain to the liability accrued towards current employees and 16 million euro to recorded actuarial losses.*

5. Description of the main actuarial assumptions

Actuarial assumptions (€/mil)

	30/6/2006		31/12/2005	
	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
Discount rate	4.6	4.6	4	3.9
Expected yield rates	4	3.9	4.5	4.4
Expected increase in salaries (a)	2	2	2	2
Annual inflation rate	2	2	2	2
Annual nominal increase rate of GDP	3.5	3.5	3.5	3.5

(a) Net of career developments.

12.4 Provisions for risks and charges – other provisions

If the time deferment for the settlement of the charge was considered significant, the Bank calculated the amount of the provision and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability.

The average disbursement times for the main appropriations, subject to time discounting are the following:

- approximately 4 years for the legal dispute;
- approximately 6 years for the personnel dispute.

The discounting rate is calculated with reference to the market performance of zero coupon bonds.

SECTION 13 - REDEEMABLE SHARES – CAPTION 140

13.1 Redeemable shares: break-down

As at 30 June 2006 the Bank had not issued any redeemable shares.

SECTION 14 - PARENT BANK SHAREHOLDERS' EQUITY – CAPTIONS 130, 150, 160, 170, 180, 190 AND 200

14.1 Parent Bank shareholders' equity: break-down

(€/mil)

Caption/Value	Total as at 30/6/2006	Total as at 31/12/2005
1. Capital	5,400	5,239
2. Share premium	766	769
3. Reserves	3,459	3,319
4. (Own shares)	(26)	(43)
5. Valuation reserves	350	446
6. Equity securities	-	-
7. Profit (loss) for the period	1,799	1,165
Total	**11,748**	**10,895**

14.2 "Capital" and "Own shares": break-down

As at 30 June 2006, the Bank's share capital, which increased by 10,375,040 euro during the year due to the exercise of stock options assigned to management, as well as 149,987,466.88 euro through the utilization of the tangible asset valuation reserve (recorded in the financial statements as at 31 December 2005 for 168,418,756.02 euro and allocated to valuation reserves), stands at 5,399,586,247.68 euro, divided into 1,590,672,318 ordinary shares and 284,184,018 preference shares, both of which have nominal values of 2.88 euro.

As at 30 June 2006, the Bank holds 2,430,217 treasury shares with a nominal value of around 7 million euro recorded in the financial statements for 25,911,591 euro. During the first half of the year, 1,650,000 treasury shares were presented to the Chairman and the Managing Directors in office on 14 May 2002 following the exercise of rights assigned through a stock option plan passed by the Board of Directors on the same date.

14.3 Capital - Number of shares: annual changes

Caption/Type	Ordinary	Other
A. Number of shares at the beginning of the year	**1,586,967,318**	**284,184,018**
- fully paid-up shares	1,586,967,318	284,184,018
- shares not fully paid-up	-	-
A.1 Own shares (-)	(4,015,919)	-
B.2 Shares issued: opening balance	**1,582,951,399**	**284,184,018**
B. Increases	**5,355,000**	-
B.1 New issues	-	-
- on a payment basis:	-	-
- business combinations	-	-
- conversion of bonds	-	-
- exercise of warrants	-	-
- other	3,705,000	-
- on a free basis:	-	-
- in favor of employees	-	-
- in favor of directors	-	-
- other	-	-
B.2 Sale of own assets	1,650,000	-
B.3 Other changes	-	-
C. Decreases	**64,298**	-
C.1 Cancellation	-	-
C.2 Purchase of own shares	64,298	-
C.3 Sale of companies	-	-
C.4 Other changes	-	-
D. Shares issued: closing balance	**1,588,242,101**	**284,184,018**
D.1 Own shares (+)	2,430,217	-
D.2 Number of shares at the end of the year	1,590,672,318	284,184,018
- fully paid-up shares	1,590,672,318	284,184,018
- shares not fully paid-up	-	-

Valuation reserves

It is worth highlighting that the Bank applied paragraphs 93B-93D of IAS 19 as amended by Regulation No. 1910/2005 of November 8, 2005 and entered actuarial losses net of deferred taxation as a corresponding caption to a specific shareholders' equity reserve. These actuarial losses, worth 43,863,142 euro overall, refer to defined benefit pension funds and employee termination indemnity.

14.7 Valuation reserves: break-down

(€/mil)

Caption/Component	Total as at 30/6/2006	Total as at 31/12/2005
1. Available-for-sale financial assets	380	436
2. Tangible assets	-	-
3. Intagible assets	-	-
4. Actuarial gains and losses	(44)	(141)
5. Cashflow hedge	(8)	(21)
6. Exchange differences	-	-
7. Discontinued operations	-	-
8. Special revaluation laws	22	172
Total	**350**	**446**

14.8 Valuation reserves: annual changes

(€/mil)

	Financial assets and available-for-sale financial assets	Tangible assets	Intangible assets	Actuarial gains and losses	Cashflow hedge	Exchange differences	Discontinued operations	Special revaluation laws
A. Opening balance	436	-	-	(141)	(21)	-	-	172
B. Increases	243	-	-	97	13	-	-	0
B1. Increases in fair value	229	-	-	90	13	-	-	X
B2. Other changes	14	-	-	7	-	-	-	-
C. Decreases	(299)	-	-	-	-	-	-	(150)
C1. Decreases in fair value	(35)	-	-	-	-	-	-	X
C2. Other changes	(264)	-	-	-	-	-	-	(150)
D. Closing balance	380	-	-	(44)	(8)	0	0	22

14.9 Valuation reserves of available-for-sale investments: break-down

(€/mil)

Asset/Value	Total as at 30/6/2006		Total as at 31/12/2005	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	17	-	35	-
2. Equities	367	(4)	407	(6)
3. OICR shares	-	-	-	-
4. Financing	-	-	-	-
Total	384	(4)	442	(6)

14.10 Valuation reserves of available-for-sale investments: annual changes

(€/mil)

	Debt securities	Equities	OICR shares	Financing
1. Opening balance	35	401	-	-
2. Positive changes	9	234	-	-
2.1 Increases in fair value	-	229	-	-
2.2 Reallocation of negative reserves to statement of income:				
- due to impairment	-	-	-	-
- due to realization	-	-	-	-
2.3 Other changes	9	5	-	-
3. Negative changes	(27)	(272)	-	-
3.1 Decreases in fair value	(27)	(8)	-	-
3.2 Reallocation to statement of income from positive reserves:				
- due to realization	-	*(254)*	-	-
3.3 Other changes	-	(10)	-	-
4. Closing balance	17	363	-	-

In compliance with Art. 2427, No. 4 and 7-bis of the Italian Civil Code, below is the break-down of the Bank's net shareholders' equity excluding the profit for the year. The origin and degree of availability and distributability of the various captions is indicated.

(€/mil)

	Amount as at 30/6/2006	Principal portion	Portion of income	Portion of income subject to taxation (a)	Possible utilization (b)	Portion available
Net shareholders' equity						
– Share capital	5,400	3,310	1,375	715	-	-
– Share premium	766	766	-	-	A, B, C	766
– Legal reserve	1,082	449	132	501	B	-
– Extraordinary reserve	1,342	-	1,342	-	A, B, C	1,342
– Reserve for purchase of own shares	974	-	974	-	A, B, C	974
– Reserve ex Art.13 sub. 6 D.Lgs. 124/93	5	-	-	5	A, B, C	5
– Reserve pursuant to D.Lgs. 213/98	16	-	16	-	A, B	16
– Reserve for instruments at fair value	8	-	8	-	-	-
– Reserve for stock option plans	6	-	6	-	A	-
– Valuation reserve for tangible assets	18	-	18	-	A, B	18
– AFS valuation reserve	380	-	380	-	-	-
– CFH valuation reserve	(8)	-	(8)	-	-	-
– Reserve for actuarial gains and losses	(44)	-	(44)	-	-	-
– Reserve pursuant to Law 342/2000	4	-	-	4	A, B	4
Total capital and reserves	**9,949**	**4,525**	**4,199**	**1,225**	-	**3,125**
Portion not to be distributed (c)	-	-	-	-	-	195
Portion for distribution	-	-	-	-	-	2,930

(a) The stated amounts do not include the portion of reserves fiscally tied in accordance with art. 109, c. 4 of the Italian Consolidation Act on Income Tax (TUIR) as amended by D.Lgs. 247/2005. Such portion, estimated at around 198 million euro in the 2005 financial statements, should stand at around 211 million at the end of the first half of the year.

(b) A = capital increase; B = to cover losses; C = for distribution to shareholders.

(c) In accordance with art. 16, sub-section 1 of D.Lgs. 87/92, the non-distributable portion refers to research and development costs as at 31 December 2005 totaling 168 million euro, to the Reserve in accordance with Law 342/2000, to the Tangible assets valuation reserve, which can be decreased only in accordance with the provisions of art. 2445 of the Italian Civil Code and to the Reserve pursuant to D.Lgs. 213/98, which is not distributable by law.

OTHER INFORMATION

1. Guarantees granted and commitments

(€/mil)

Transactions	Amount 30/6/2006	Amount 31/12/2005
1. Financial guarantees granted	22,034	20,588
a) Banks	8,296	6,404
b) Customers	13,738	14,184
2. Commercial guarantees granted	10,927	10,767
a) Banks	593	561
b) Customers	10,334	10,206
3. Irrevocable commitments to grant finance	14,152	13,160
a) Banks	2,149	1,236
i) certain to be called on	1,516	609
ii) not certain to be called on	633	627
b) Customers	12,003	11,924
i) certain to be called on	840	310
ii) not certain to be called on	11,163	11,614
4. Underlying commitments to credit derivatives: hedging sales	123	279
5. Assets lodged to guarantee minority interest	-	3
6. Other commitments	294	284
Total	**47,530**	**45,081**

2. Assets lodged to guarantee own liabilities and commitments

(€/mil)

Portfolios	Amount 30/6/2006	Amount 31/12/2005
1. Financial assets held for trading	1,504	1,638
2. Financial assets designated as at fair value	349	249
3. Available-for-sale financial assets	101	71
4. Financial assets held to maturity	1,653	1,799
5. Loans to banks	1,489	1,538
6. Loans to customers	-	-
7. Tangible assets	-	-

3. Information on operating leasing

As at 30 June 2006 the Bank did not have significant operating leases in place.

4. Administration and dealing on behalf of third parties

(€/mil)

Type of services	Amount
1. Financial instruments dealing on behalf of third parties	
a) purchases	406
1. settled	406
2. not settled	-
b) sales	272
1. settled	272
2. not settled	-
2. Portfolio management	
a) individual	147
b) collective	-
3. Custody and administration of securities	
a) third-party securities held on deposits: in connection with depositary bank's services (excluding asset management)	34,863
1. securities issued by the bank that draws up the financial statements	43
2. other securities	34,820
b) third-party securities held on deposit (excluding asset management): other	205,447
1. securities issued by the bank that draws up the financial statements	15,985
2. other securities	189,462
c) third-party securities deposited with third parties	173,549
d) portfolio securities deposited with third parties	19,057
4. Other transactions	
Orders collection	12,674
Portfolio management of Group companies	1,923
Third-party portion of syndicated loans arranged by the Bank without representation mandate	242
Collection of third-party loans on portfolio transactions	9,131

The notes portfolio has been reclassified on the basis of the related settlement date, by recording the following adjustments:

(€/mil)

Debit adjustments	
current accounts	774
central portfolio	251
Credit adjustments	
current accounts	254
transferors of notes and documents	771

With regard to the administration of funds on behalf of third parties, the Bank continued to allocate funds for Research and Development incentives and to manage the Guarantee Fund for small- and medium-sized enterprises in Southern Italy. More in detail:

Applied Research Reserve

SANPAOLO IMI continues to manage transactions arising from applications received by 31 December 1999 out of the Applied Research Reserve. As of 30 June 2006, there are resolutions to be stipulated for 29 million euro and disbursements to be made for 234 million euro.

Reserve for Research Grants

SANPAOLO IMI continued to provide services to the Ministry of Education, Universities and Research (MIUR) for the management of industrial research projects and researcher training schemes using the Reserve for Research Grants. A lack of funds led the Ministry to completely suspend the "reception desk" for applications. The offer of new incentives therefore continued only through the passing of Notices reserved for specific technological sectors.

During the first half of 2006, 71 applications were received for research investments for about 323 million euro; in addition, the Ministry deliberated on financing of 22 million euro.

Reserve for Technological Innovation

SANPAOLO IMI continued to provide services to the Ministry for Economic Development (MSE) for the management of development projects utilizing the Reserve for Technological Innovation. The "reception desk" was suspended by MSE in January 2003 owing to lack of funds. Activities continues exclusively on the passing of Notices reserved for projects within technological sectors considered to be of prominence or to be carried out in particular areas of Italy. During the first half of 2006, 7 applications were received for research investments for about 21 million euro; the Ministry for Economic Development did not deliberate on any financing during this time.

Guarantee Fund for small- and medium-sized enterprises in Southern Italy, Law 341/95

With the Convention stipulated between the Italian Treasury and the Bank on December 21, 1995, as approved and activated by Decree of the Director-General of the Treasury dated January 5, 1996, SANPAOLO IMI was formally appointed Managing Body of the Fund established under Law 341/1995.

The purpose of Law 341/1995 is to promote rationalization of the financial situation of small- and medium-sized enterprises in Southern Italy, as defined by EU parameters. This involves measures of various types, from interest-relief grants on loans designed to convert short-term bank borrowing into medium- and long-term loans, to the granting of supplementary guarantees on investment loans, for the purchase of equity shareholdings and for the debt consolidation described above.

Acceptance of new applications has been closed since the beginning of 2000. As at 30 June 2006 there were 363 active applications for 193 million euro, broken down as follows:
- 130 million euro for the consolidation of short-term debt for which contributions are being paid;
- 14 million euro for investment loans, of which an application for one million euro is not yet completed.

APPENDIX TO PART B – ESTIMATION OF FAIR VALUE RELATED TO FINANCIAL INSTRUMENTS

The table below compares the fair value of the financial instruments with their relative value in the financial statements and summarizes the results previously illustrated in Part B as part of the tables required by the Bank of Italy.

(€/mil)

	Value in financial statements as at 30/6/2006	Fair value as at 30/6/2006	Potential capital gains / losses
Assets			
Cash and cash equivalents	426	426	-
Financial assets held for trading	4,424	4,424	-
Financial assets designated as at fair value	898	898	-
Available-for-sale financial assets	1,800	1,800	-
Financial assets held to maturity	2,192	2,189	(3)
Loans to banks	47,948	47,936	(12)
Loans to customers	75,488	76,112	624
Hedging derivatives	628	628	-
Liabilities			
Due to banks	46,533	46,582	(49)
Due to customers	53,055	53,051	4
Securities issued	29,918	29,886	32
Financial liabilities held for trading	1,227	1,227	-
Financial liabilities designated as at fair value	-	-	-
Hedging derivatives	353	353	-
Total potential capital gains / losses	-	-	596

As already highlighted in Part A – Accounting policies, in order to determine the fair value of the financial instruments the following methods and key assumptions have been adopted:

- for debt securities owned by the Bank, regardless of the classifications in categories included in IAS 39, the Bank has adopted a specific procedure for determining the situations in which a new active market can be defined, based on the analysis of trading volumes, the range of prices and on the number of listings on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);
- for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;
- for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;
- for medium-long term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;
- for impaired assets, fair value was taken at book value;
- for medium-long term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could apply on the reference market at the date of the financial statements for similar deposits; in case of tier 1 subordinated loans, the virtual impossibility of an anticipated repurchase/reimbursement and the existence of potential clauses/options in favor of the issuer were taken into account;
- for medium-long term debt and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of the fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, assuming that no significant changes occurred in the issuer's credit spread in comparison with the origination and that no other particular and significant risk element exists which may have an impact on the fair value.

The parameters used and the methods adopted may differ among the various financial institutions, which, in case of a change in the assumption, generates results that are significantly different. The IAS/IFRS exclude from the fair value valutation some financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity shareholdings, etc.) and therefore the overall fair value cannot be taken as an estimate of the Bank's economic value.

Part C - Information on the Parent Bank Statement of Income

SECTION 1 - INTEREST – CAPTIONS 10 AND 20

1.1 Interest income and similar revenues: break-down

(€/mil)

Caption/Technical types	Performing financial assets		Impaired financial assets	Other assets	Total as at 30/6/2006	Total as at 30/6/2005
	Debt securities	Financing				
1. Financial assets held for trading	47	-	-	-	47	45
2. Available-for-sale financial assets	16	-	-	-	16	26
3. Financial assets held to maturity	29	-	-	-	29	16
4. Loans to banks	65	615	-	-	680	469
5. Loans to customers	16	1,555	29	11	1,611	1,253
6. Financial assets designated as at fair value	26	-	-	-	26	27
7. Hedging derivatives	X	X	X	165	165	100
8. Financial assets sold and not cancelled	-	-	-	-	-	-
9. Other assets	X	X	X	7	7	6
Total	**199**	**2,170**	**29**	**183**	**2,581**	**1,942**

Interest accrued on assets sold and not cancelled is shown in the relevant asset categories.

Interest on assets denominated in foreign currency amounts to 147 million euro.

1.4 Interest expenses and similar charges: break-down

(€/mil)

Caption/Technical types	Debts	Securities	Other liabilities	Total as at 30/6/2006	Total as at 30/6/2005
1. Due to banks	(714)	X	-	(714)	(469)
2. Due to customers	(484)	X	-	(484)	(294)
3. Securities issued	X	(486)	-	(486)	(420)
4. Financial liabilities held for trading	-	-	(7)	(7)	-
5. Financial liabilities designated as at fair value	-	-	-	-	-
6. Financial liabilities associated with assets sold and not cancelled	-	-	-	-	-
7. Other liabilities	X	X	-	-	(9)
8. Hedging derivatives	X	X	-	-	-
Total	**(1,198)**	**(486)**	**(7)**	**(1,691)**	**(1,192)**

Caption "Financial liabilities held for trading – Other liabilities" refers mainly to differentials accrued on derivative contracts placed within the trading portfolio and linked, in terms of operations, to financial assets designated as at fair value.

Interest accrued on financial liabilities associated with assets sold and not cancelled is included under amounts due to customers or banks, according to the nature of the counterparty involved in the transactions.

Interest expense on liabilities denominated in foreign currency amounts to 269 million euro.

Interest expense on liabilities relating to finance lease operations amounts to 0.5 million euro.

SECTION 2 - COMMISSIONS – CAPTIONS 40 AND 50

2.1 Commission income: break-down

(€/mil)

Type of services/Value	Total as at 30/6/2006	Total as at 30/6/2005
a) Guarantees granted	46	34
b) Credit derivatives	-	-
c) Management, dealing and advisory services	461	415
1. financial instruments trading	4	4
2. currency dealing	9	8
3. portfolio management	-	-
3.1 individual	-	-
3.2 collective	-	-
4. custody and administration of securities	8	9
5. depositary bank	27	28
6. placement of securities (a)	242	214
7. orders collection	21	19
8. advisory services	-	-
9. distribution of third party services	150	133
9.1 portfolio management	65	47
9.1.1 individual	65	47
9.1.2 collective	-	-
9.2 insurance products	82	83
9.3 other products	3	3
d) Collection and payment services	91	86
e) Servicing for securitization operations	-	-
f) Services for factoring transactions	-	-
g) Tax collection services	-	-
h) Other services	221	213
Total	**819**	**748**

(a) Commissions earned on the placement of securities mainly include those earned on the placement of mutual fund units for 215 million euro as at 30 June 2006 and 192 million euro as at 30 June 2005.

Sub-caption "h) Other services" is broken down as follows:

(€/mil)

	30/6/2006	30/6/2005
Loans granted	83	75
Deposits and current account overdrafts	77	78
Current accounts	48	44
Other services - Domestic branches	11	15
Other services - Foreign branches	2	1
Total	**221**	**213**

2.2 Commission income: products and services distribution channels

(€/mil)

Channel/Value	Total as at 30/6/2006	Total as at 30/6/2005
a) With own operating points	**392**	**347**
1. portfolio management	-	-
2. placement of securities	242	214
3. other products and services	150	133
b) Outside supply	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. other products and services	-	-
c) Other distribution channels	-	-
1. portfolio management	-	-
2. placement of securities	-	-
3. other products and services	-	-

2.3 Commission expense: break-down

(€/mil)

Service/Value	Total as at 30/6/2006	Total as at 30/6/2005
a) Guarantees received	(29)	(2)
b) Credit derivatives	-	-
c) Management and dealing services	(10)	(6)
1. financial instruments trading	-	-
2. currency dealing	(1)	-
3. portfolio management	-	-
3.1 own portfolio	-	-
3.2 third party portfolio	-	-
4. custody and administration of securities	(7)	(6)
5. placement of financial instruments	(2)	-
6. door-to-door sale of securities, financial products and services	-	-
d) Collection and payment services	(29)	(24)
e) Other services	(9)	(9)
Total	**(77)**	**(41)**

Sub-caption "e) Other services" is broken down as follows:

(€/mil)

	30/6/2006	30/6/2005
Dealing activities on loan transactions	-	-
Financing obtained	-	-
Dealing activities on financial transactions	-	-
Other services - Domestic branches	(9)	(9)
Other services - Foreign branches	-	-
Total	**(9)**	**(9)**

SECTION 3 - DIVIDENDS AND SIMILAR REVENUES – CAPTION 70

3.1 Dividends and similar revenues: break-down

(€/mil)

Caption/Income	Total as at 30/6/2006		Total as at 30/6/2005	
	Dividends	Income from OICR shares	Dividends	Income from OICR shares
A. Financial assets held for trading	-	-	-	-
B. Available-for-sale financial assets	30	-	23	-
C. Financial assets designated as at fair value	-	-	-	-
D. Equity shareholdings	1,257	X	694	X
Total	1,287	-	717	-

Dividends from equity shareholdings are made up as follows:

(€/mil)

Equity shareholdings	Total as at 30/6/2006	Total as at 30/6/2005
	Dividends	Dividends
Eurizon Financial Group S.p.A. (former New Step)	249	-
Banca d'Intermediazione Mobiliare IMI S.p.A.	158	70
Sanpaolo Banco di Napoli S.p.A.	152	108
IMI Investimenti S.p.A.	143	-
Cassa di Risparmio di Padova e Rovigo S.p.A.	119	112
Cassa di Risparmio in Bologna S.p.A.	101	44
SPIAM SGR (a)	82	87
Banca OPI S.p.A.	67	-
Cassa di Risparmio di Venezia S.p.A.	53	30
Banca Popolare dell'Adriatico S.p.A. (b)	30	-
Friulcassa S.p.A.	26	18
Neos Banca S.p.A. (formerly Finemiro Banca S.p.A.)	21	11
Sanpaolo Leasint S.p.A. - Società di Leasing Internazionale	21	20
Sanpaolo IMI Private Equity S.p.A.	11	-
Cassa di Risparmio di Firenze S.p.A.	11	11
Cassa dei Risparmi di Forlì S.p.A.	4	5
Banca Fideuram S.p.A. (c)	-	115
Assicurazioni Internazionali di Previdenza S.p.A. (c)	-	50
Other	9	13
Total	1,257	694

(a) Company sold to Eurizon Financial Group S.p.A. (formerly New Step) during the period.
(b) Company incorporated into SANPAOLO IMI during the first half of 2006.
(c) Company sold to Eurizon Financial Group S.p.A. (formerly New Step).

SECTION 4 - PROFITS (LOSSES) ON FINANCIAL TRADING ACTIVITIES – CAPTION 80

4.1 Profits (losses) on financial trading activities: break-down

(€/mil)

Transaction/Income component	Capital gains	Profit on trading	Capital losses	Losses on trading	Net income
1. Financial assets held for trading	**2**	**25**	**(23)**	**(1)**	**3**
1.1 Debt securities	1	13	(23)	(1)	(10)
1.2 Equities (a)	-	12	-	-	12
1.3 OICR shares	1	-	-	-	1
1.4 Financing	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	-	-	-	-	-
2.1 Debt securities	-	-	-	-	-
2.2 Other	-	-	-	-	-
3. Financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**18**
4. Derivative instruments	**281**	**1,209**	**(248)**	**(1,173)**	**76**
4.1 Financial derivatives:	281	1,206	(239)	(1,165)	90
- On debt securities and interest rates	262	1,178	(220)	(1,141)	79
- On equities and equity indices	18	3	(18)	-	3
- On currencies and gold	X	X	X	X	7
- Others	1	25	(1)	(24)	1
4.2 Credit derivatives	-	**3**	**(9)**	**(8)**	**(14)**
Total	**283**	**1,234**	**(271)**	**(1,174)**	**97**

(a) Profits on trading of equities refer to the disposal of FIAT shares purchased following the conversion of the "FIAT Convertible Facility".

SECTION 5 - NET FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING – CAPTION 90

5.1 Net fair value adjustments in hedge accounting: break-down

(€/mil)

Income component/Value	Total as at 30/6/2006	Total as at 30/6/2005
A. Income relating to:		
A.1 Fair value hedging derivatives	20	177
A.2 Hedged financial assets (fair value)	-	89
A.3 Hedged financial liabilities (fair value)	335	130
A.4 Cash flow hedge financial derivatives	-	-
A.5 Currency assets and liabilities	-	-
Total income from hedging activities	**355**	**396**
B. Charges relating to:		
B.1 Fair value hedging derivatives	(194)	(161)
B.2 Hedged financial assets (fair value)	(158)	
B.3 Hedged financial liabilities (fair value)	-	(237)
B.4 Cash flow hedge financial derivatives	-	-
B.5 Currency assets and liabilities	-	-
Total charges from hedging activities	**(352)**	**(398)**
C. Net fair value adjustments in hedge accounting	**3**	**(2)**

SECTION 6 - PROFITS (LOSSES) FROM DISPOSALS/REPURCHASES – CAPTION 100

6.1 Profits (losses) from disposals/repurchases: break-down

(€/mil)

Caption/Income component	Total as at 30/6/2006			Total as at 30/6/2005		
	Profit	Losses	Net income	Profit	Losses	Net income
Financial assets						
1. Loans to banks	-	-	-	-	-	-
2. Loans to customers	16	-	16	11	-	11
3. Available-for-sale financial assets	250	-	250	45	-	45
3.1 debt securities	-	-	-	27	-	27
3.2 equities	250	-	250	1	-	1
3.3 OICR shares	-	-	-	17	-	17
3.4 financing	-	-	-	-	-	-
4. Financial assets held to maturity	-	-	-	-	-	-
Total assets	266	-	266	56	-	56
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	(1)	(1)	-	-	-
3. Securities issued	2	(2)	-	1	(8)	(7)
Total liabilities	2	(3)	(1)	1	(8)	(7)

Profits on disposal of loans to customers as at 30 June 2006 include six million euro relative to penalties for early repayment of mortgages and 10 million euro generated by the disposal of the non-performing loan to HAWAII 125 O TRUST on the secondary market in June.

Profits on disposal of equities classified as available-for-sale financial assets as at the same date include income from the disposal of the following shareholdings:

- Santander Central Hispano to the subsidiary Sanpaolo IMI International, with a capital gain of 239 million euro;
- other lesser shareholdings, with capital gains of 11 million euro.

In the period of comparison, penalties for early repayment of mortgages totaled three million euro and were included among interest income. Profits on disposal of loans to customers under point 2 refer to the disposal of non-performing loans without recourse.

SECTION 7 - PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE – CAPTION 110

7.1 Profits (losses) on financial assets and liabilities designated as at fair value: break-down

(€/mil)

Transaction/Income component	Capital gains	Profits on disposals	Capital losses	Losses on disposals	Net income
1. Financial assets	-	1	(34)	-	(33)
1.1 Debt securities	-	1	(34)	-	(33)
1.2 Equities	-	-	-	-	-
1.3 OICR shares	-	-	-	-	-
1.4 Financing	-	-	-	-	-
2. Financial liabilities	-	-	-	-	-
2.1 Securities issued	-	-	-	-	-
2.2 Due to banks	-	-	-	-	-
2.3 Due to customers	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	X	X	X	X	-
4. Derivative instruments					
4.1 Financial derivatives	30	-	-	-	30
- on debt securities and interest rates	30	-	-	-	30
- on equities and equity indices	-	-	-	-	-
- on currencies and gold	-	-	-	-	-
- other	-	-	-	-	-
4.2 Credit derivatives	-	-	-	-	-
Total derivatives	30	-	-	-	30
Total	30	1	(34)	-	(3)

Evaluations relating to financial derivatives on debt securities and interest rates relate to derivatives linked to the fair value option.

SECTION 8 - NET ADJUSTMENTS/WRITE-BACKS DUE TO IMPAIRMENT – CAPTION 130

8.1 Net adjustments/write-backs to loans: break-down

(€/mil)

Transaction/Income component	Adjustments			Write-backs				Total as at 30/6/2006	Total as at 30/6/2005
	Specific		In portfolio	Specific		In portfolio			
	Write-offs	Other		A	B	A	B		
A. Loans to banks	-	-	-	-	-	-	6	6	(3)
B. Loans to customers	(1)	(111)	(73)	20	59 (a)	-	13	(93)	(116)
C. Total	(1)	(111)	(73)	20	59	-	19	(87)	(119)

(a) Include eight million euro from collection of loans previously written off.

Key: A = Due to interests, B = Other write-backs.

8.2 Net adjustments/write-backs to available-for-sale financial assets: break-down

(€/mil)

Transaction/Income component	Adjustments Specific Write-offs	Adjustments Specific Other	Write-backs Specific A	Write-backs Specific B	Total as at 30/6/2006	Total as at 30/6/2005
A. Debt securities	-	-	-	-	-	-
B. Equities	-	-	-	-	-	(1)
C. OICR shares	-	-	X	X	-	-
D. Financing to banks	-	-	X	-	-	-
E. Financing to customers	-	-	-	-	-	-
F. Total	-	-	-	-	-	(1)

Key: A = Due to interests, B = Other write-backs.

There were no adjustments to financial assets held to maturity as at 30 June 2006 or 30 June 2005.

8.4 Net adjustments/write-backs to other financial transactions: break-down

(€/mil)

Transaction/Income component	Adjustments Specific Write-offs	Adjustments Specific Other	Adjustments In portfolio	Write-backs Specific A	Write-backs Specific B	Write-backs In portfolio A	Write-backs In portfolio B	Total as at 30/6/2006	Total as at 30/6/2005
A. Guarantees granted	-	-	(1)	-	-	-	1	-	-
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to grant finance	-	(17)	-	-	-	-	-	(17)	-
D. Other transactions	-	-	-	-	-	-	-	-	-
E. Total	-	(17)	(1)	-	-	-	1	(17)	-

Key: A = Due to interests, B = Other write-backs.

SECTION 9 - ADMINISTRATIVE COSTS – CAPTION 150

9.1 Personnel costs: break-down

(€/mil)

Type of costs/Value	Total as at 30/6/2006	Total as at 30/6/2005
1. Employees	(727)	(680)
a) wages and salaries	(502)	(471)
b) social security charges	(132)	(129)
c) employee termination indemnities	(14)	(12)
d) benefit plan expenses	-	-
e) accruals to provision for termination indemnities	(20)	(23)
f) accruals to pension funds and similar funds:		
- defined contribution	-	-
- defined benefit	(13)	(10)
g) amounts paid to external complementary social security funds:		
- defined contribution	(17)	(17)
- defined benefit	-	-
h) costs arising on payment agreements based on own financial instruments	(12)	(5)
i) other benefits in favor of employees	(17)	(13)
2. Other personnel	(1)	(1)
3. Directors	(2)	-
Total	(730)	(681)

Costs attributed to Directors as at 30 June 2005 were included under other administrative expenses.

9.2 Average number of employees by category

	Total as at 30/6/2006	Total as at 30/6/2005
Employees		
a) Executives	412	369
b) Total managers	7,419	7,226
- of which: third and fourth level managers	2,547	2,532
c) Other employees	12,689	12,712
Other personnel	12	29
Total	**20,532**	**20,336**

9.3 Defined benefit company pension funds: total costs

As highlighted in Part B – Section 12.3 - Liabilities, in case of plans that spread risks between the various entities under joint control, the information refers to the plans taken on a collective basis. The table below shows overall charges incurred during the year, whereas the footnotes display the employee benefit plan cost shares carried by SANPAOLO IMI.

Costs recorded at statement of income (€/mil)

	Total as at 30/6/2006		
	Termination indemnities	INTERNAL PLANS (a)	EXTERNAL PLANS (b)
Current service costs	(10)	(1)	(11)
Financial costs of determining the present value of the defined benefit obligations	(10)	(3)	(36)
Expected profit from the fund's assets	-	3	32
Reimbursement from third parties	-	-	-
Recognized actuarial income	-	-	-
Recognized actuarial losses	-	-	-
Employee benefit plan costs related to past work performance	-	-	-
Reduction of the Fund	-	-	-
Payment of the fund	-	-	-
Assets incurred in the year and not recognized	-	-	-

(a) The share of the cost of the employee benefit plan carried by the Bank totaled 0.12 million euro pertaining to the Retirement Fund of the Cassa di Risparmio di Venezia and is balanced by "personnel costs".

(b) The share of the cost of the employee benefit plan carried by the Bank, including financial costs, totaled 13 million euro, almost all of which pertains to the Supplementary Retirement Fund for the Employees of the Istituto Bancario San Paolo di Torino and is balanced by "personnel costs".

9.4 Other benefits in favor of employees

The "Other benefits in favor of employees" caption includes:

- 13 million euro of contributions paid to the Cassa di Assistenza (relief funds) for SANPAOLO IMI employees;
- two million euro relating to changes due to the passing of time and to changes of the discount rate on staff leaving incentives funds allocated in previous years;
- two million euro of other minor benefits.

9.5 Other administrative costs: break-down (*)

(€/mil)

	Total as at 30/6/2006	Total as at 30/6/2005
IT costs	(91)	(96)
Software maintenance and upgrades	(45)	(45)
Data transmission charges	(14)	(18)
Maintenance and charges relating to machinery and electronic equipment	(18)	(20)
Telephone	(14)	(13)
Property costs	(117)	(105)
Rental of premises	(54)	(50)
Security services	(8)	(7)
Cleaning of premises	(8)	(7)
Maintenance of property owned by the Bank	(9)	(10)
Maintenance of leasehold premises	(11)	(7)
Energy	(18)	(15)
Property costs	(9)	(9)
General expenses	(68)	(69)
Postal and telegraph charges	(20)	(18)
Office supplies	(7)	(7)
Transport and counting of valuables	(5)	(5)
Courier and transport services	(7)	(7)
Information and investigation	(24)	(23)
Other expenses	(5)	(9)
Professional and insurance fees	(43)	(44)
Professional fees	(36)	(36)
Legal and judiciary expenses	(2)	(3)
Insurance premiums-banks and customers	(5)	(5)
Promotion, advertising and marketing expenses	(40)	(31)
Advertising and hospitality	(37)	(28)
Contributions and membership fees to trade unions and business associations	(3)	(3)
Indirect personnel costs	(35)	(32)
Indirect personnel expenses	(35)	(32)
Services rendered by third parties	(27)	(24)
Charges for services provided by third parties	(27)	(24)
Total expenses	(421)	(401)
Indirect duties and taxes	(12)	(10)
Stamp duties	(4)	(1)
Tax on stock exchange contracts	-	-
Local property taxes	(5)	(4)
Substitute tax (Pres. Decree 60/173)	-	-
Other indirect duties and taxes	(3)	(5)
Total other administrative costs	(433)	(411)

(*) *Net of recoverable expenses as per IAS/IFRS.*

SECTION 10 - NET PROVISIONS FOR RISKS AND CHARGES – CAPTION 160

10.1 Net provisions for risks and charges: break-down

(€/mil)

	Total as at 30/6/2006	Total as at 30/6/2005
Net provisions for legal disputes	**(23)**	**(16)**
- net provisions for legal disputes	(22)	(16)
- net provisions for personnel legal disputes	(1)	-
Net provisions for sundry risks and charges	**(23)**	**(10)**
- provision for tax litigation	-	-
- renegotiation of mortgage loans	-	(1)
- GEST Line dispute	(20)	(10)
- premium operations	(1)	(1)
- other	(2)	2
Total	**(46)**	**(26)**

SECTION 11 - NET ADJUSTMENTS/WRITE-BACKS TO TANGIBLE ASSETS - CAPTION 170

11.1 Net adjustments to tangible assets: break-down

(€/mil)

Asset/Income component	Amortization	Impairment adjustments	Write-backs	Net income
A. Tangible assets				
A.1 Owned by the Bank	(76)	(7)	-	(83)
- for business use	(68)	(7)	-	(75)
- for investment	(8)	-	-	(8)
A.2 Leased	(5)	-	-	(5)
- for business use	(5)	-	-	(5)
- for investment	-	-	-	-
Total	**(81)**	**(7)**	-	**(88)**

SECTION 12 - NET ADJUSTMENTS/WRITE-BACKS TO INTANGIBLE ASSETS - CAPTION 180

12.1 Net adjustments to intangible assets: break-down

(€/mil)

Asset/Income component	Amortization	Impairment adjustments	Write-backs	Net income
A. Intagible assets				
A.1 Owned by the Bank	(57)	-	-	(57)
- generated internally	(44)	-	-	(44)
- other	(13)	-	-	(13)
A.2 Leased	-	-	-	-
Total	(57)	-	-	(57)

SECTION 13 - OTHER OPERATING INCOME (EXPENSES) – CAPTION 190

13.1 Other operating expenses: break-down

(€/mil)

Income component/Value	Total as at 30/6/2006	Total as at 30/6/2005
Other non-recurring expenses	(8)	(8)
Other expenses	(1)	(2)
Total	(9)	(10)

13.2 Other operating income: break-down

(€/mil)

Income component/Value	Total as at 30/6/2006	Total as at 30/6/2005
Cost recoveries	5	4
Reimbursements for services to Group companies	208	199
Rent and other income from property	3	2
Other non-recurring income	7	12
Other income	5	7
Total	228	224

Services to banking networks and other Group Companies generating the income shown in the table are governed by outsourcing contracts.

SECTION 14 - PROFITS (LOSSES) ON EQUITY SHAREHOLDINGS – CAPTION 210

14.1 Profits (losses) on equity shareholdings: break-down

(€/mil)

Income component/Value	Total as at 30/6/2006	Total as at 30/6/2005
A. Income	-	1
1. Revaluations	-	-
2. Profit on disposal	-	1
3. Write-backs	-	-
4. Other positive changes	-	-
B. Charges	(1)	-
1. Write-downs	-	-
2. Adjustments due to impairment	-	-
3. Losses on disposal	(1)	-
4. Other negative changes	-	-
Net income	(1)	1

SECTION 15 - NET FAIR VALUE ADJUSTMENT TO TANGIBLE AND INTANGIBLE ASSETS – CAPTION 220

The Bank does not carry out an evaluation at fair value of tangible and intangible assets.

SECTION 16 - IMPAIRMENT OF GOODWILL – CAPTION 230

During the first half of 2006, the Bank did not carry out impairment of goodwill following the impairment test.

SECTION 17 - PROFITS (LOSSES) FROM DISPOSALS OF INVESTMENTS – CAPTION 240

17.1 Profits (losses) from disposals of investments: break-down

(€/mil)

Income component/Value	Total as at 30/6/2006	Total as at 30/6/2005
A. Property	-	6
- Profit on disposal	-	6
- Losses on disposal	-	-
B. Other assets	4	3
- Profit on disposal	4	3
- Losses on disposal	-	-
Net income	4	9

Profits from disposals of investments as at 30 June 2006 refer to the sale of three branches of the incorporated company Banca Popolare dell'Adriatico to Cassa dei Risparmi di Bologna as part of a plan for the geographical reorganization of the distribution network.

SECTION 18 - INCOME TAXES FOR THE PERIOD – CAPTION 260

18.1 Income taxes for the period: break-down

(€/mil)

Component/Value	Total as at 30/6/2006	Total as at 30/6/2005
1. Current taxes (-)	(276)	-
2. Changes in current taxes of previous periods (+/-)	-	-
3. Decrease in current taxes of the period (+)	-	24
4. Changes in deferred tax assets (+/-)	40	(196)
5. Changes in deferred taxes (+/-)	(9)	-
6. Taxes for the year (-) (-1+/-2+3+/-4+/-5)	(245)	(172)

SECTION 19 - PROFITS (LOSSES) FROM DISCONTINUED OPERATIONS – CAPTION 280

No profits or losses from discontinued operations were realized during the first half of 2006.

SECTION 20 - OTHER INFORMATION

Further information on the Bank's results for the first half of 2006, including in relation to the various business sectors in which it operates, can be found in the Report on Operations.

SECTION 21 - PROFIT PER SHARE

For information on the break-down of the Bank's share capital and on the changes during the year, please refer to Section 14 *Parent Bank net shareholders' equity* of Part B - Liabilities - of these Explanatory Notes to the Parent Bank Financial Statements.

A total of 3,705,000 ordinary shares were added during the first half of the year subsequent to the exercise of stock options assigned to group management by the 2001 and 2002 stock option plans. An additional 1,650,000 shares were assigned to the former Chairman and Managing Directors by the 2001-2003 stock option plan.
For a break-down of stock option plans and further information about changes, the reader is referred to Part 1 - *Payment agreements based on own financial instruments*.

With reference to the calculation of the profit per share, the weighted average of the ordinary shares is increased by the weighted average of the preference shares. This decision is justified by the net result for the period which ensured an identical flow of remuneration both to ordinary and to preference shareholders.

Net of own shares held by the Parent Bank, the weighted average of the ordinary and preference shares includ-ed in the calculation of the base profit per share was 1,869,652,150 shares.

For the purposes of calculating the diluted gain per share, the shares that could be issued following the conversion to shares of all the "ordinary shares with potential dilution effect" supporting the stock option plan in place at 30 June 2006 were added to the number of computable shares. Their contribution is 516,931 shares.

Below are the principal elements used as numerator and denominator to compute the base profit and diluted profit per share.

The impact of dilution, attributable exclusively to the increase in ordinary shares consequent to the potential exercise of the residual stock option rights, is negligible.

	First half 2006
Calculation of basis profit per share	
Net profit (€/mil)	1,799
of which:	
attributable to ordinary shareholders (€/mil)	*1,526*
attributable to preferred shareholders (€/mil)	*273*
Weighted average number of shares	1,869,652,150
Basis profit per share (€/mil)	**0.96**
Calculation of diluted profit per share	
Contribution of potential ordinary shares arising from the stock option plans	516,931
Weighted average number of shares	1,870,169,081
Diluted profit per share (€/mil)	**0.96**

Part D – Segment Reporting

For primary and secondary segment reporting, the reader is referred to the Notes to the consolidated half year financial statements, Part D of the 2006 Half Year Report.

Part E – Information on Risks and Risk Hedging Policies

SECTION 1 – CREDIT RISK

QUALITATIVE INFORMATION

Credit Risk Management Policies

Organization

SANPAOLO IMI has established lines of conduct to be followed throughout the Group when taking on credit risk. The Parent Bank and the subsidiaries are assigned approval limits defined in terms of total Group exposure to the counterpart and also differentiated according to the counterpart's internal rating. Any transaction exceeding the prescribed limits must be submitted to the approval/opinion of the appropriate Bodies of the Parent Bank, consisting of (according to the level of exposure) the Credit Department, the Group Credit Committee (composed of the Managing Director and the heads of the responsible structures), the Executive Committee and the Board of Directors.

The Credit Department, which is independent from the business segments, is responsible for defining and updating the credit procedures and processes at Group level. With regard to the acceptance phase, it ensures the investigation and approval/opinion phase of transactions that exceed the abovementioned approval limits. The Credit Department is also responsible for controlling and preventing the impairment in credit quality, and setting policies for the management and control of doubtful loans.

The Risk Management Department is responsible, at Group level, for defining and updating the credit risk measurement methods, with the objective of guaranteeing their alignment with best practice, as well as for analyzing the risk profile and preparing summary reports for SANPAOLO IMI's top management on the changes in the Group's asset quality.

The control structures operating within the individual Companies (and, consequently, that of SANPAOLO IMI) are responsible for measuring and monitoring the portion of the loan book assigned to them.

Management, measurement and control systems

SANPAOLO IMI has developed a set of instruments to ensure analytical control over the quality of the loans to customers and financial institutions, and loans subject to country risk.

With regard to loans to customers, grading models have been developed, differentiated according to the economic sector and size of the counterpart (Corporate, Italian Public Entities, Small Business, Mortgage). These models make it possible to summarize the credit quality of the counterparty in a measurement, the rating, which reflects the probability of default over a period of one year, adjusted on the basis of the average level of the economic cycle. Statistical calibrations have rendered these rating fully consistent with those awarded by rating agencies, forming a single scale of refer-ence. The periodic backtesting analyses carried out to date, comparing the insolvency forecasts with the effective defaults, confirm the validity of the models used.

In 2005, the rating, which was previously used in the loan approval process with regard to counterparties submitted to the Group Credit Committee, was introduced as an essential element of the process also for loans granted by the branch network. Together with the assessment of the credit mitigating factors (typically guarantees, facility types and covenants), the rating contributes to defining the credit risk strategy, represented by the set of commercial policies and management behavior (frequency of reviews of lines of credit and recovery actions). The attribution of the rating is generally assigned to the branches, except for several types of counterparties (mainly large groups and complex conglomerates, non-banking financial institutions, insurance companies and cash flow financing), which, as they require expert assessments, are assigned to a specialist unit in the head office.

The new credit process, created in compliance with the organizational requirements of Basel 2, operates throughout the Group for the Corporate and Public Entities segments (banking networks, Banca OPI, Sanpaolo IMI Bank Ireland, Banca IMI and Sanpaolo Leasint), and all the Network Banks for the Small Business and Mortgage segments. Activities are currently under way to extend this process to other products for Retail customers (the consumer credit component, where scoring models are used).

With regard to banking and finance counterparties, a system has been established to classify the financial institutions in a scale consistent with those used by rating agencies. The risk class forms the basic information which, in addition to the type and duration of the transaction, and by any guarantees present, makes it possible to determine the credit limits with each counterparty.

Lastly, as regards country risk, the rating is assigned on the basis of a model that takes into consideration the judgment of specialized institutions and agencies, market information and internal assessments.

The ratings are not just a direct instrument to monitor and control credit risk, but are also a primary element for management control of credit risk, through the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including expected losses and capital at risk.

The expected loss is the product of exposure to default, probability of default (derived from the rating) and loss given default. The latter is measured with reference to an economic rather than accounting concept of loss including internal and external legal costs and prudently calculated on the discounted value of post-default recoveries of non-performing or problem loans.

The "expected" loss represents the average of the loss distribution, whereas the capital at risk is defined as the maximum "unexpected" loss that the Bank may incur with a confidence level of 99.96%, corresponding to the level of risk implied by the rating of SANPAOLO IMI senior debt assigned by the ratings agencies (AA- from Standard & Poor's and Fitch, Aa3 from Moody's).

Credit Risk Mitigation Techniques

The techniques for the mitigation of credit risk are the elements that contribute to reducing the loss given default. They include guarantees, facility types and covenants.

The evaluation of the mitigating factors is performed through a procedure that assigns a loss given default to each individual loan, assuming the highest values in the case of ordinary unsecured financing and decreasing in accordance with the strength given to any mitigating factors present.

The "very strong" and "strong" mitigating factors include pledges on financial assets and residential mortgages. Other mitigating guarantees include non-residential mortgages and personal guarantees issued by unrated parties, provided they have sufficient personal assets. The strength of the personal guarantee issued by rated parties (typically banks, Credit Guarantee Consortia and corporations, in general belonging to the same counterparty group) is assessed on the basis of the guarantor's credit quality through mechanisms based on "PD substitution".

The loss given default values are subsequently aggregated at customer level in order to provide a summary evaluation of the strength of the mitigating factors.

Within the credit acceptance and management process, as mentioned above, the strength of the mitigating factors is significant in the definition of the credit strategy, in particular with reference to the counterparties classified by the rating system as non investment grade. In addition, certain types of transactions, typically medium-long term, require collateral or covenants for their finalization regardless of the credit strategy defined.

Impaired financial assets

This item describes the technical-organizational and methodological procedures used in the management and control of impaired financial assets. This information includes the methods of classification of the assets by counterparty quality, the factors that allow transition from impaired exposures to performing exposures, the analysis of the exposure by length of past due status, and the procedures for the assess-ment of the adequacy of write-downs and provisions.

****

Details of the classification of the impaired assets are provided in Part A – Accounting policies. The monitoring of the correct application of the classification rules, using dedicated tools and procedures, is delegated to a central structure responsible for credit control.

With reference to loans past due by more than 180 days, restructured loans and watch list loans, the structures responsible for their management are identified, on the basis of pre-determined thresholds of increasing significance, within the operational areas, in decentralized organizational units that carry out specialist activities and in a dedicated central structure that is responsible for the entire management and coordination of these matters.

The management of non performing positions is centralized within specialized functions of the head office which, in carrying out relevant recovery actions, rely on personnel located throughout the branch network. Within these actions, in order to identify the strategies that may be implemented for each individual position, out of court and judicial solutions are examined, in terms of cost-benefit analyses, taking into account the financial impact of the estimated recovery times.

The loss in value of impaired assets is calculated on the basis of the criteria detailed in part A – Accounting policies. The valuation is reviewed whenever significant events come to light that may alter the recovery prospects. In order for adjustments to be made in a timely manner for these events, the information relating to the debtor is periodically monitored and the progress of out of court settlements and the various phases of legal proceedings are continually verified.

The return of impaired exposures to performing status, governed by specific internal regulations, may only take place on the proposal of the abovementioned structures responsible for their management, upon ascertainment that the critical conditions or state of default no longer exist and subject to the binding opinion, where envisaged, of the structure responsible for credit control.

The overall doubtful loans portfolio is continually monitored through a predetermined control system and periodic managerial reporting.

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A1. Performing and impaired loans: amounts, adjustments, changes, break-down by type and geographical area

A.1.1 Financial assets analyzed by portfolio and credit quality (book value)

(€/mil)

Portfolio/Quantity	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk	Other assets	Total as at 30/6/2006
1. Financial assets held for trading	-	-	-	-	-	4,424	4,424
2. Available-for-sale financial assets	-	-	-	-	-	1,800	1,800
3. Financial assets held to maturity	-	-	-	-	-	2,192	2,192
4. Loans to banks	-	-	-	-	19	47,929	47,948
5. Loans to customers	277	367	21	310	10	74,503	75,488
6. Financial assets designated as at fair value	-	-	-	-	-	898	898
7. Non-current assets and discontinued operations	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	-	628	628
Total as at 30/6/2006	277	367	21	310	29	132,374	133,378
Total as at 31/12/2005	333	387	26	363	62	122,289	123,460

A.1.2 Financial assets analyzed by portfolio and credit quality (gross and net values)

(€/mil)

Portfolio/Quantity	Impaired assets				Other assets			Total
	Gross loans	Specific adjustments	Portfolio adjustments	Net loans	Gross loans	Portfolio adjustments	Net loans	(net loans)
1. Financial assets held for trading	-	-	-	-	4,424	-	4,424	4,424
2. Available-for-sale financial assets	-	-	-	-	1,800	-	1,800	1,800
3. Financial assets held to maturity	-	-	-	-	2,192	-	2,192	2,192
4. Loans to banks	2	2	-	-	47,949	1	47,948	47,948
5. Loans to customers	2,508	1,477	56	975	75,015	502	74,513	75,488
6. Financial assets designated as at fair value	-	-	-	-	898	-	898	898
7. Non-current assets and discontinued operations	-	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	628	-	628	628
Total as at 30/6/2006	2,510	1,479	56	975	132,906	503	132,403	133,378
Total as at 31/12/2005	2,771	1,589	73	1,109	122,810	459	122,351	123,460

A.1.3 Cash and off-balance sheet loans to banks: gross and net values

(€/mil)

Type of loan/Value	Gross loans	Specific value adjustments	Portfolio value adjustments	Net loans
A. CASH LOANS				
a) Non-performing loans	1	1	-	-
b) Problem loans	1	1	-	-
c) Restructured loans	-	-	-	-
d) Expired loans	-	-	-	-
e) Country Risk	20	-	1	19
f) Other assets	52,040	-	-	52,040
Total A	**52,062**	**2**	**1**	**52,059**
B. OFF-BALANCE SHEET LOANS				
a) Impaired	-	-	-	-
b) Other	11,048	-	1	11,047
Total B	**11,048**	**-**	**1**	**11,047**

Impaired cash loans comprise unsecured loans subject to the "Country Risk", amounting to 0.1 million euro totally written down.

Off-balance sheet loans comprise guarantees issued and commitments.

A.1.4 Cash loans to banks: changes in impaired loans subject to "country risk" - gross

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A. Opening gross loans	1	1	-	-	54
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	-	-	-	-	14
B.1 inflows from performing loans	-	-	-	-	-
B.2 transfer from other categories of impaired loans	-	-	-	-	-
B.3 other increases	-	-	-	-	14
C. Decreases	-	-	-	-	48
C.1 outflows to performing loans	-	-	-	-	-
C.2 cancellations	-	-	-	-	-
C.3 collections	-	-	-	-	-
C.4 arising from sales	-	-	-	-	-
C.5 transfer to other categories of impaired loans	-	-	-	-	-
C.6 other decreases	-	-	-	-	48
D. Closing gross loans	1	1	-	-	20
- of which: loans sold and not cancelled	-	-	-	-	-

A.1.5 Cash loans to banks: changes in total value adjustments

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A. Total opening adjustments	1	1	-	-	8
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	-	-	-	-	-
B.1 adjustments	-	-	-	-	-
B.2 transfer from other categories of impaired loans	-	-	-	-	-
B.3 other increases	-	-	-	-	-
C. Decreases	-	-	-	-	7
C.1 write-backs from valuations	-	-	-	-	6
C.2 write-backs due to collection	-	-	-	-	-
C.3 cancellations	-	-	-	-	-
C.4 transfer to other categories of impaired loans	-	-	-	-	-
C.5 other decreases	-	-	-	-	1
D. Total closing adjustments	1	1	-	-	1
- of which: loans sold and not cancelled	-	-	-	-	-

Loans to banks in countries at risk:

(€/mil)

Country	Gross loans		
	Total	*of which: unsecured*	
		book value	*weighed value*
Iran	68	13	4
Panama	3	3	3
Costa Rica	3	2	1
Other	2	2	1
Total gross loans	76	20	9
Total adjustments	1	1	-
Net loans as at 30/6/2006	75	19	-

A.1.6 Cash and off-balance sheet loans to customers: gross and net values

(€/mil)

Type of loan/Value	Gross loans	Specific value adjustments	Portfolio value adjustments	Net loans
A. CASH LOANS				
a) Non-performing loans	1,610	1,333	-	277
b) Problem loans	498	131	-	367
c) Restructured loans	34	13	-	21
d) Expired loans	366	-	56	310
e) Country Risk	17	-	7	10
f) Other assets	80,829	-	495	80,334
Total A	83,354	1,477	558	81,319
B. OFF-BALANCE SHEET LOANS				
a) Impaired	72	-	21	51
b) Other	36,410	-	44	36,366
Total B	36,482	-	65	36,417

Impaired cash loans comprise unsecured loans subject to the "Country Risk", amounting to 1.2 million euro almost totally written down.

Off-balance sheet loans comprise guarantees issued and commitments.

A.1.7 Cash loans to customers: changes in impaired loans subject to "Country Risk" - gross

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A. Opening gross loans	1,776	526	36	431	24
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	212	259	17	681	-
B.1 inflows from performing loans	21	101	-	429	-
B.2 transfer from other categories of impaired loans	76	60	10	9	-
B.3 other increases	115	98	7	243	-
C. Decreases	378	287	19	745	7
C.1 outflows to performing loans	2	25	-	340	
C.2 cancellations	45	3	-	1	-
C.3 collections	116	102	10	316	-
C.4 arising from sales	-	-	-	-	-
C.5 transfer to other categories of impaired loans	5	86	6	58	-
C.6 other decreases	210	71	3	30	7
D. Closing gross loans	1,610	498	34	367	17
- of which: loans sold and not cancelled	-	-	-	-	-

A.1.8 Cash loans to customers: changes in total value adjustments

(€/mil)

Type/Category	Non-performing loans	Problem loans	Restructured loans	Expired loans	Country Risk
A. Total opening adjustments	1,443	139	10	68	8
- of which: loans sold and not cancelled	-	-	-	-	-
B. Increases	153	64	6	3	-
B.1 adjustments (a)	77	50	5	1	-
B.2 transfer from other categories of impaired loans	26	4	1	1	-
B.3 other increases	50	10	-	1	-
C. Decreases	263	72	3	15	1
C.1 write-backs from valuations	12	11	1	10	1
C.2 write-backs due to collection	38	9	-	-	-
C.3 cancellations	45	3	-	1	-
C.4 transfer to other categories of impaired loans	4	27	-	-	-
C.5 other decreases	164	22	2	4	-
D. Total closing adjustments	1,333	131	13	56	7
- of which: loans sold and not cancelled	-	-	-	-	-

(a) The caption comprises an overall 23 million euro interest in arrears

Hedging ratio of loans to customers

Categories	30/6/2006 (%)	31/12/2005 (%)
Non-performing loans	82.82	81.25
Problem and restructured loans	26.97	26.51
Loans due/overdue by more than 180 days	15.43	15.78
Unsecured loans exposed to country risk	38.98	33.33
Performing loans (a)	0.73	0.73

(a) Total performing loans do not include loans to Group companies, equal to 6.943 million euro as at 30 June 2006 and to 5.932 million euro as at 31 December 2005.

Loans to customers in countries at risk: (€/mil)

Country	Gross loans		
	Total	of which: unsecured	
		book value	weighted value
Azerbaijan	45	14	14
Argentina	23	3	3
Dominican Republic	9	-	-
Other	1	-	-
Total gross loans	78	17	17
Total adjustments	7	7	-
Net loans as at 30/6/2006	71	10	-

A.2 break-down of loans based on external and internal ratings

External ratings are present on 17% of the loans to customers and on 59% of the loans to banks. Since they refer to counterparties belonging to the public and banking sectors and to corporate customers of high standing, these ratings are concentrated on the highest classes, as shown in chart 1.

Internal ratings, attributed also to counterparties with external ratings commented on above, cover loans to banks almost completely (over 95%) and 89% of loans to customers. This coverage is almost total for the Corporate, Small Business and Mortgage sectors, which as described above have been affected by the introduction of the new processes conforming to Basel 2. Unrated counterparties are concentrated in the personal financing and consumer credit sectors, where the review of the models and processes are still underway. For the purposes of calculating the risk indicators, unrated counterparties are assigned an estimated rating on the basis of the average probabilities of default, deriving from the past experience of the respective sectors.

As regards the breakdown of loans by class of internal rating, given in chart 2, these are classified almost completely in the investment grade area (up to BBB-) as far as banks are concerned. Loans to customers, however, are 78% in the investment grade area, 17% in the intermediate classes (BB) and 5% in the riskiest classes, where the highest risk levels (less than B-) they are almost absent.

Chart 1: break-down of on- and off-balance sheet loans by external rating class


70%
60%
50%
40%
30%
20%
10%
AAA / AA-
A+ / A-
BBB+ / BBB-
BB+ / BB-
B+ / B-
Lower than B-
customers
banks

Chart 2: break-down of on- and off-balance sheet loans by internal rating class


60%
50%
40%
30%
20%
10%
AAA / AA-
A+ / A-
BBB+ / BBB-
BB+ / BB-
B+ / B-
Lower than B-
customers
banks

A.3 break-down of guaranteed loans by type of guarantee

Secured loans to customers

	30/6/2006 (€/mil)	31/12/2005 (€/mil)
a) Mortgages	22,830	19,247
b) Pledged assets:		
1. cash deposits	1,305	1,458
2. securities	4,697	2,529
3. other instruments	245	316
c) Guarantees granted by:		
1. governments	1,010	1,102
2. other public entities	11	18
3. banks	631	416
4. other operators	9,282	9,086
Total	**40,011**	**34,172**

Loans to customers secured by banks comprise, for an amount of 144 million euro, positions for which the Bank is a protection buyer against default risks using derivative contracts on loans.

The total effect of "secured loans to customers" and of loans directly granted to a State and to other public entities on total loans to customers equals 56%.

Secured loans to banks

	30/6/2006 (€/mil)	31/12/2005 (€/mil)
a) Mortgages	-	-
b) Pledged assets:		
1. cash deposits	-	-
2. securities	8,642	8,647
3. other instruments	-	-
c) Guarantees granted by:		
1. governments	-	-
2. other public entities	45	51
3. banks	-	13
4. other operators	2	2
Total	**8,689**	**8,713**

B. DISTRIBUTION AND CONCENTRATION OF LOANS

Loans to customers by counterparty

	30/6/2006		31/12/2005	
	(€/mil)	(%)	(€/mil)	(%)
Financing to households	16,457	21.8	15,581	23.2
Financing to family businesses and non-financial companies	39,930	52.9	37,398	55.6
Financing to financial companies	16,027	21.2	13,192	19.6
Financing to governments and public entities	1,937	2.6	731	1.1
Financing to others	182	0.2	134	0.2
Financing to customers	**74,533**	**98.7**	**67,036**	**99.7**
Debt securities	**955**	**1.3**	**195**	**0.3**
Loans to customers	**75,488**	**100.0**	**67,231**	**100.0**

Distribution of loans to non-financial companies

	30/6/2006 (€/mil)	31/12/2005 (€/mil)
a) Other services relating to sales	7,246	7,072
b) Commercial, recovery and repair services	4,715	4,908
c) Public works	3,401	3,405
d) Communication services	1,956	2,013
e) Energy products	1,924	1,977
f) Other sectors	20,688	18,023
Total	**39,930**	**37,398**

Large risks

Pursuant to legislation in force, "Large risks" are those positions exceeding as a whole 10% of the regulatory capital.

Asset/Value	30/6/2006 (€/mil)	31/12/2005 (€/mil)
A.1 Amount	6,408	6,441
A.2 Number	3	3

C. SECURITIZATION AND SALE OF ASSET TRANSACTIONS

C.1 Securitization transactions

Qualitative information

The Bank did not carry out securitization transactions pursuant to Italian Law 133/99, it held no shares in vehicle companies and it did not carry out servicer or arranger activities in such transactions.

Quantitative information

C.1.1 Loans arising from securitization transactions divided by quality of the underlying asset

(€/mil)

Underlying asset quality/Loans	Cash loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans	Gross loans	Net loans
A. With own underlying assets																		
a) Impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. With third party underlying assets																		
a) Impaired	10	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
b) Other	320	238	-	-	3	-	-	-	-	-	-	-	-	-	-	-	-	-

C.1.3 Loans arising from main "third party" securitization transactions divided by type of securitization and of loan

(€/mil)

Type of securitized assets/Loans	Cash loans						Guarantees granted						Credit lines					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust-ments/write-backs	Book value	Adjust-ments/write-backs	Book value	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs	Net loans	Adjust-ments/write-backs
A.1 Securities	109	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 Public real estate assets	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.3 Social contributions	103	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.4 Consumer credit	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.5 Film rights	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Grand total	239	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

C.1.4 Loans to securitizations divided by portfolio and by type

(€/mil)

Loans/portfolio	Financial assets held for trading	Financial assets - fair value option	Available-for-sale financial assets	Financial assets held to maturity	Loans	Total as at 30/6/2006	Total as at 31/12/2005
1. Cash loans	129	1	-	-	109	239	245
- Senior	129	1	-	-	109	239	245
- Mezzanine	-	-	-	-	-	-	-
- Junior	-	-	-	-	-	-	-
2. Off-balance sheet loans	-	-	-	-	-	-	-
- Senior	-	-	-	-	-	-	-
- Mezzanine	-	-	-	-	-	-	-
- Junior	-	-	-	-	-	-	-

The total amount of assets underlying "junior" securities booked in the financial statements at a net value of 0.1 million euro amounts to six million euro.

Pursuant to Bank of Italy provisions, as at 30 June 2006, as summarized in the table, the Bank's portfolio comprised the following securities deriving from securitization transactions, that is from securities or loan packaging transactions (ABS - *Asset Backed Securities*, MBS - *Mortgage Backed Securities* and CDO - *Collateralized Debt Obligations*).

Financial assets held for trading

- Securities representing securitizations carried out by the Italian State on receivables of the Istituto Nazionale Previdenza Sociale and the Istituto Nazionale Previdenza Dipendenti Pubblica Amministrazione. "Senior" securities, are booked in the financial statements at the book value of 103 million euro, adjusted according to market valuations.
- Securities representing securitizations carried out by the Italian State on receivables from the disposal of public property. "Senior" securities, are booked in the financial statements at the book value of 18 million euro, adjusted according to market valuations.
- Securities representing securitizations carried out on consumer credits of Findomestic S.p.A.. "Senior" securities, are booked in the financial statements at the book value of eight million euro, adjusted according to market valuations.
- Securities representing securitizations on receivables arising from the commercial exploitation of film rights of the Cecchi Gori Group. Such "senior" securities, are written down in previous years for a total of three million euro, and are booked in the financial statements at the value 0.1 million euro, and adjusted according to market valuations.

Financial assets - fair value option

- Securities representing securitizations on portfolios of performing "emerging markets and high yield bonds and loans" (CDO). Such "junior" securities, have a book value of 0.1 million euro after total write downs amounting to four million euro, mainly posted in previous years. The relevant underlying securitized assets equal six million euro.
- Securities representing securitizations on receivables arising from the commercial exploitation of film rights of the Cecchi Gori Group. Such "senior" securities, are written down in previous years for a total of eight million euro, and are booked in the financial statements at the value 0.4 million euro, and adjusted according to market valuations.

Loans

- Securities representing securitizations on issues made up of securities of French banks. "Senior" securities, are booked in the financial statements at the book value of 109 million euro, adjusted according to market valuations.

C.2 Disposal transactions

C.2.1 Financial assets sold and not cancelled

(€/mil)

Technical type/Portfolio	Financial assets held for trading			Financial assets designated as at fair value			Available-for-sale financial assets			Financial assets held to maturity			Loans to banks			Loans to customers			Total as at 30/6/06	Total as at 31/12/05
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C		
A. Cash assets	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946	5,184
1. Debt securities	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946	5,184
2. Equities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
3. OICR	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
4. Financing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivative instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total as at 30/6/2006	1,437	-	-	346	-	-	96	-	-	1,589	-	-	1,478	-	-	-	-	-	4,946	5,184

Key:
A = fully recorded financial assets sold (book value)
B = partially recorded financial assets sold (book value)
B = partially recorded financial assets sold (full value)

Financial assets sold and not cancelled are entirely represented by debt securities sold through reverse repurchase agreements.

Financial liabilities for assets disposed of and not written off the financial statements refer to reverse repurchase agreements for 6,395 million euro to customers and for 5,834 million euro to banks, representing repurchase agreements against own financial assets or repurchase agreements.

D. MODELS FOR MEASURING CREDIT RISK

The synthetic risk indicators show a slight improvement in the credit quality of the portfolio over the last 12 months (on a homogeneous basis): more specifically, the expected loss on loans to customers at the end of the half year, equal to 0.30% of loans, decreased by 3 basis points compared to 30 June 2005. Economic capital amounted to 3.6% of loans, a decrease of 0.2% compared to half year 2005.

SECTION 2 – MARKET RISK

Organization

The main body responsible for the management and control of market risk is the Board of Directors, which defines the guidelines and strategic issues concerning market risks, allocates capital on the basis of the expected risk/return profile and approves the risk limits.

The Group Financial and Market Risk Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the risk limit framework and verifying the risk profile. The CRFMG consists of the General Manager, the heads of the Group units responsible for risk-assumption, and the Risk Management Department.

The Finance Department of SANPAOLO IMI, which includes the Treasury Department, carries out the treasury activities and the financial risk management of the national banking networks centrally. Trading activities within the Group are especially concentrated in that they are mainly carried out by the Group's investment bank, Banca IMI.

The Risk Management of SANPAOLO IMI is responsible for developing risk monitoring methodologies and proposals regarding the system of risk limits for the Bank and the Group, as well as measuring risks for the Bank and the Group's banking subsidiaries (Sanpaolo Banco di Napoli, Sanpaolo Banca dell'Adriatico, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Sanpaolo Banca dell'Adriatico) on the basis of a specific outsourcing contract.

The Bank's and Group's financial risk profile and the appropriate action undertaken to amend it are examined, at least monthly, by the CRFMG.

Market risk of non-trading portfolios

General issues and market risk management of non-trading portfolios

Non-trading market risk arises primarily in the Parent Bank and in the main subsidiaries that carry out retail and corporate banking. First of all, interest rate risk is managed by the Parent Bank in order to maximize the profitability, consistently with the stability of P&L results over a long-term basis. For this purpose, position-taking reflects the strategic views set by the CRFMG. Risk exposures are primarily managed both by monitoring the mix of assets and liabilities deriving from retail activities and liquidity management; when the natural composition of assets and liabilities plus cash management (mainly short term interbank deposits) create an interest rate risk profile which is not coherent with the goals set by CRFMG, actions are taken mainly through hedging derivatives. Short-term risk exposures (less than 18 months) are mostly managed by cash instruments (interbank deposits), with direct access to the interbank market. Other cash instruments (mainly bonds) are employed to manage long-term risk exposures (more than 18 months) residually. Differently from the Parent Bank, banking subsidiaries, with the aid of the Parent Bank's Finance Department, pursue a substantially complete hedging against interest rate risk, in order to keep the individual risk profiles of subsidiaries within very narrow limits: for this purpose, cash and derivative deals are traded with SANPAOLO IMI or, as in the case of long-term derivatives, with Banca IMI. As to the foreign-exchange risk, spot and forward transactions are carried out by the Parent Bank's Treasury Department with the task of ensuring uniform pricing standards throughout the Group and managing risk positions originated by the brokerage activity of foreign currencies traded by customers. The non-trading portfolios also include market risk exposures arising from equity participations held by the Parent Bank, FIN. OPI, IMI Investimenti, Sanpaolo IMI-International, Sanpaolo IMI Internazionale and Sanpaolo IMI Private Equity, in companies with quoted market prices not fully consolidated or accounted for under either the equity method or the available for sale principle.

Measurement techniques for non-trading portfolios

The following methods are used to measure market risks of non-trading portfolios:
- *Value at Risk (VaR);*
- *Sensitivity analysis.*

Value at Risk modeling is a statistical technique that produces an estimate of the potential loss in a portfolio over a specified holding period which is a statistically unlikely to be exceeded more than once during the given holding period. The Group uses a model based on historical volatility and correlations between the individual risks of each currency made up of short and long-term interest rates, exchange rates and equity prices. The Group's model is based on the last 250 trading days, a 10 day holding period and a 99% confidence level. The VaR is used, other than for the daily monitoring of risk arising from equity shareholdings, to assess each business unit's market risk exposure, thereby taking into account diversification benefits. Value at Risk models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. VaR results, therefore, cannot guarantee that actual risk will follow the statistical estimate.

As a result, to manage and measure the market risk of the non-trading portfolio, the SANPAOLO IMI also relies on other tools, such as Shift Sensitivity Analysis.

Shift sensitivity analysis quantifies the change in value of a financial portfolio resulting from adverse movements in the risk factors (interest rate, exchange rate, equity and volatility). As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. The measurements include the risk originated by customer demand loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For demand loans, the average duration is very short (approximately 1 month), whereas the estimated average duration for demand deposits is greater (approximately 12 months), depending on the stability features of deposits from households.

The net interest income sensitivity is also measured, which quantifies the impact on net interest income of a parallel and instantaneous shock in the interest rate curve of ±25 basis points, over a timescale of twelve months. This measure shows the effect of the changes in interest rates on the portfolio being measured, excluding assumptions regarding future changes in the mix of assets and liabilities and therefore cannot be considered a predictor of the future level of net interest income.

Fair value hedge and cashflow hedge

The Group's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed assets and liabilities due to movements in market interest rates. The types of swap transactions mostly used are plain vanilla interest rate swap (IRS), overnight index swap (OIS), cross currency swap (CCS) and options on interest rates. Derivatives are negotiated mainly with Banca IMI, which, in turn, replicates the same transactions with third parties so that the hedging transactions meet the specified criteria to be considered IFRS eligible (to obtain hedge accounting treatment). For short-term hedging, derivatives are also negotiated with third parties. Hedged items, specifically identified (micro-hedging), are mainly bonds issued by the bank and loans to customers. Macro-hedging is carried out only on demand deposits through interest rate swaps and overnight index swaps.

Cash flow hedging transactions, whose objective is to hedge against the volatility of receivable and payable floating cash flows, represent a relatively modest proportion of the Group's current outstanding derivatives.

Quantitative information

The interest rate risk of the banking portfolio of SANPAOLO IMI S.p.A, measured in terms of sensitivity analysis on the fair value, amounted to an average of 10 million euro in the first half of 2006. As at the end of June 2006 the fair value sensitivity equaled 26 million euro.

The interest margin sensitivity, in case of an increase by 25 basis points of the rates, equaled, at the end of June 2006, negative one million euro. In case of a decrease, sensitivity was positive totaling four million euro.

The VaR of the interest rate component of the banking portfolio floated during the same period around the average value of 58 million euro and reached 52 million euro at the end of December.

Equity price risk, which is measured on a daily basis using VaR (10-day timescale and 99% level of confidence), posted an average of 39 million euro for the first half of 2006, with a peak of 47 million euro and a low of nine million euro at the end of the half year. VaR was down sharply at the end of June 2006 following the disposal of the shareholding in Santander Central Hispano to the subsidiary Sanpaolo IMI International S.A., which was the main asset in the portfolio of listed shares of SANPAOLO IMI.

Market risk of trading portfolios

The Parent Bank does not carry out trading activities strictly, since its trading activities are concentrated in Banca IMI and its subsidiaries; some of its financial assets are classified under the accounting framework as held for trading, where they are not held for the purpose of

generating trading gains, but rather as a part of the Group's treasury portfolio for asset and liability management, liquidity and regulatory purposes. Moreover, the Parent Bank has classified some of its derivatives as held for trading, mostly related to brokerage transactions, and also transactions offsetting the risk arising from the securities portfolio and the hedging for certain short-term items. Therefore trading market risk assumed by the Parent Bank and the banking subsidiaries is residual and can be assigned primarily to the market risk of the banking book.

2.6 Financial derivative instruments

A. Financial derivatives

A.1 Regulatory trading portfolio: end-of-period notional values

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	2,113	-	-	-	-	-	-	-	2,113	-	756
2. Interest rate swap	-	79,502	-	-	-	-	-	-	-	79,502	-	61,716
3. Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swap	-	-	-	-	-	83	-	-	-	83	-	89
5. Basis swap	-	5,240	-	-	-	-	-	-	-	5,240	-	6,838
6. Equity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	238	-	-	-	-	-	-	-	238	-	-	-
9. Cap options	-	1,270	-	-	-	-	-	-	-	1,270	-	-
- Purchased	-	635	-	-	-	-	-	-	-	635	-	-
- Issued	-	635	-	-	-	-	-	-	-	635	-	-
10. Floor options	-	537	-	-	-	-	-	-	-	537	-	-
- Purchased	-	266	-	-	-	-	-	-	-	266	-	-
- Issued	-	271	-	-	-	-	-	-	-	271	-	-
11. Other options	-	73	-	318	-	5,447	-	-	-	5,838	-	7,945
- Purchased	-	39	-	159	-	2,702	-	-	-	2,900	-	4,004
- Plain vanilla	-	39	-	4	-	2,277	-	-	-	2,320	-	3,454
- Exotic	-	-	-	155	-	425	-	-	-	580	-	550
- Issued	-	34	-	159	-	2,745	-	-	-	2,938	-	3,941
- Plain vanilla	-	34	-	4	-	2,307	-	-	-	2,345	-	3,382
- Exotic	-	-	-	155	-	438	-	-	-	593	-	559
12. Forward agreements	-	-	-	-	-	18,283	-	-	-	18,283	-	17,123
- Purchase	-	-	-	-	-	13,220	-	-	-	13,220	-	12,184
- Sale	-	-	-	-	-	3,180	-	-	-	3,180	-	3,401
- Currency against currency	-	-	-	-	-	1,883	-	-	-	1,883	-	1,538
13. Other derivative contracts	-	-	-	-	-	3	-	54	-	57	-	50
Total	238	88,735	-	318	-	23,816	-	54	238	112,923	-	94,517

A.2 Non-trading portfolio: end-of-period notional values

A.2.1 Hedging instruments

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	100	-	-	-	-	-	-	-	100	-	100
2. Interest rate swap	-	48,364	-	-	-	-	-	-	-	48,364	-	21,639
3. Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swap	-	-	-	-	-	932	-	-	-	932	-	2,631
5. Basis swap	-	1,994	-	-	-	-	-	-	-	1,994	-	1,924
6. Equity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Cap options	-	282	-	-	-	-	-	-	-	282	-	-
- Purchased	-	282	-	-	-	-	-	-	-	282	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	-
10. Floor options	-	3	-	-	-	-	-	-	-	3	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	3	-	-	-	-	-	-	-	3	-	-
11. Other options	-	-	-	-	-	-	-	-	-	-	-	375
- Purchased	-	-	-	-	-	-	-	-	-	-	-	301
- Plain vanilla	-	-	-	-	-	-	-	-	-	-	-	301
- Exotic	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	74
- Plain vanilla	-	-	-	-	-	-	-	-	-	-	-	74
- Exotic	-	-	-	-	-	-	-	-	-	-	-	-
12. Forward agreements	-	-	-	-	-	43	-	-	-	43	-	43
- Purchase	-	-	-	-	-	-	-	-	-	-	-	-
- Sale	-	-	-	-	-	43	-	-	-	43	-	43
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	50,743	-	-	-	975	-	-	-	51,718	-	26,712

A.2 Non-trading portfolio: end-of-period notional values

A.2.2 Other derivatives

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreement	-	-	-	-	-	-	-	-	-	-	-	-
2. Interest rate swap	-	838	-	-	-	-	-	-	-	838	-	997
3. Domestic currency swap	-	-	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swap	-	-	-	-	-	-	-	-	-	-	-	-
5. Basis swap	-	54	-	-	-	-	-	-	-	54	-	-
6. Equity index swaps	-	-	-	-	-	-	-	-	-	-	-	-
7. Real index swaps	-	-	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-	-	-
9. Cap options	-	100	-	-	-	-	-	-	-	100	-	-
- Purchased	-	50	-	-	-	-	-	-	-	50	-	-
- Issued	-	50	-	-	-	-	-	-	-	50	-	-
10. Floor options	-	-	-	-	-	-	-	-	-	-	-	-
- Purchased	-	-	-	-	-	-	-	-	-	-	-	-
- Issued	-	-	-	-	-	-	-	-	-	-	-	-
11. Other options	-	-	-	3,453	-	-	-	-	-	3,453	-	3,802
- Purchased	-	-	-	1,606	-	-	-	-	-	1,606	-	1,797
- Plain vanilla	-	-	-	632	-	-	-	-	-	632	-	663
- Exotic	-	-	-	974	-	-	-	-	-	974	-	1,134
- Issued	-	-	-	1,847	-	-	-	-	-	1,847	-	2,005
- Plain vanilla	-	-	-	925	-	-	-	-	-	925	-	953
- Exotic	-	-	-	922	-	-	-	-	-	922	-	1,052
12. Forward agreements	-	-	-	-	-	-	-	-	-	-	-	-
- Purchase	-	-	-	-	-	-	-	-	-	-	-	-
- Sale	-	-	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
13. Other derivative contracts	-	-	-	-	-	-	-	-	-	-	-	-
Total	-	**992**	-	**3,453**	-	-	-	-	-	**4,445**	-	**4,799**

A.3 Financial derivatives: purchase and sale of underlying instruments

(€/mil)

Type of transaction/Underlying instrument	Debt securities and equity price index		Equities and equity price index		Exchange rate and gold		Other values		Total as at 30/6/2006		Total as at 31/12/2005	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Regulatory trading portfolio:	**238**	**82,489**	**-**	**8**	**-**	**49**	**-**	**54**	**238**	**82,600**	**-**	**88,642**
1. Transactions with underlying asset exchange	-	-	-	-	-	-	-	-	-	-	-	21,868
- Purchase	-	-	-	-	-	-	-	-	-	-	-	14,314
- Sale	-	-	-	-	-	-	-	-	-	-	-	5,525
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	2,029
2. Transactions without underlying asset exchange	238	82,489	-	8	-	49	-	54	238	82,600	-	66,774
- Purchase	118	40,134	-	4	-	26	-	27	118	40,191	-	32,224
- Sale	120	42,355	-	4	-	23	-	27	120	42,409	-	34,550
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
B. Non-trading portfolio												
B.1 Hedged	-	49	-	-	-	975	-	-	-	1,024	-	24,789
1. Transactions with underlying asset exchange	-	-	-	-	-	975	-	-	-	975	-	2,674
- Purchase	-	-	-	-	-	932	-	-	-	932	-	2,631
- Sale	-	-	-	-	-	43	-	-	-	43	-	43
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2. Transactions without underlying asset exchange	-	49	-	-	-	-	-	-	-	49	-	22,115
- Purchase	-	45	-	-	-	-	-	-	-	45	-	17,988
- Sale	-	4	-	-	-	-	-	-	-	4	-	4,127
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Other derivatives	-	1,945	-	3,763	-	-	-	-	-	5,708	-	3,837
1. Transactions with underlying asset exchange	-	-	-	1,512	-	-	-	-	-	1,512	-	1,502
- Purchase	-	-	-	294	-	-	-	-	-	294	-	284
- Sale	-	-	-	1,218	-	-	-	-	-	1,218	-	1,218
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-
2. Transactions without underlying asset exchange	-	1,945	-	2,251	-	-	-	-	-	4,196	-	2,335
- Purchase	-	50	-	1,152	-	-	-	-	-	1,202	-	1,219
- Sale	-	1,895	-	1,099	-	-	-	-	-	2,994	-	1,116
- Currency against currency	-	-	-	-	-	-	-	-	-	-	-	-

A.4 Over the counter financial derivatives: positive fair value - counterparty risk

(€/mil)

Counterparty/Underlying instrument	Debt securities and equity price index			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
A. Regulatory trading portfolio														
A.1 Governments and central banks	-	-	1	-	-	-	-	-	-	-	-	-	-	-
A.2 Public entities	12	-	-	-	-	-	-	-	-	-	-	-	-	-
A.3 Banks	-	405	-	-	1	-	10	105	13	-	-	-	328	88
A.4 Financial companies	6	4	6	-	-	-	3	-	2	-	-	-	-	-
A.5 Insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.6 Non-financial companies	113	-	49	-	-	-	59	-	26	1	-	1	-	-
A.7 Other entities	1	-	-	-	-	-	1	-	1	-	-	-	-	-
Total as at 30/6/2006	**132**	**409**	**56**	**-**	**1**	**-**	**73**	**105**	**42**	**1**	**-**	**1**	**328**	**88**
Total as at 31/12/2005	**152**	**626**	**32**	**-**	**34**	**30**	**109**	**184**	**53**	**1**	**-**	**3**	**354**	**128**
B. Non-trading portfolio														
B.1 Governments and central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 Banks	-	583	-	-	193	56	-	4	-	-	-	-	230	173
B.4 Financial companies	-	43	-	-	-	-	-	-	-	-	-	-	45	2
B.5 Insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 Other entities	-	-	-	-	-	1	-	-	-	-	-	-	-	-
Total as at 30/6/2006	**-**	**626**	**-**	**-**	**193**	**57**	**-**	**4**	**-**	**-**	**-**	**-**	**275**	**175**
Total as at 31/12/2005	**-**	**805**	**-**	**-**	**156**	**22**	**-**	**5**	**-**	**-**	**-**	**-**	**370**	**167**

A.5 Over the counter financial derivatives: negative fair value - financial risk

(€/mil)

Counterparty/Underlying instrument	Debt securities and equity price index			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments	
	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
A. Regulatory trading portfolio														
A.1 Governments and central banks	11	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 Public entities	-	37	-	-	-	-	-	-	-	-	-	-	37	-
A.3 Banks	-	410	-	-	-	-	69	277	20	-	1	-	285	52
A.4 Financial companies	11	13	3	-	-	-	14	4	9	-	-	-	19	2
A.5 Insurance companies	-	-	-	1	-	-	-	-	-	-	-	-	-	-
A.6 Non-financial companies	51	-	17	-	-	-	29	-	7	-	-	2	1	-
A.7 Other entities	3	-	-	-	-	-	-	-	-	-	-	-	-	-
Total as at 30/6/2006	**76**	**460**	**20**	**1**	**-**	**-**	**112**	**281**	**36**	**-**	**1**	**2**	**342**	**54**
Total as at 31/12/2005	**61**	**889**	**32**	**20**	**10**	**-**	**39**	**143**	**16**	**-**	**-**	**3**	**290**	**38**
B. Non-trading portfolio														
B.1 Governments and central banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 Public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 Banks	-	335	-	-	6	-	-	106	-	-	-	-	116	30
B.4 Financial companies	5	1	-	-	-	-	-	-	-	-	-	-	-	-
B.5 Insurance companies	-	-	-	21	-	-	-	-	-	-	-	-	-	-
B.6 Non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 Other entities	-	-	-	167	-	-	-	-	-	-	-	-	-	-
Total as at 30/6/2006	**5**	**336**	**-**	**188**	**6**	**-**	**-**	**106**	**-**	**-**	**-**	**-**	**116**	**30**
Total as at 31/12/2005	**6**	**302**	**2**	**162**	**-**	**-**	**-**	**443**	**-**	**-**	**-**	**-**	**424**	**36**

A.6 Residual maturity of over the counter financial derivatives: notional value

(€/mil)

Underlying/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A. Regulatory trading portfolio				
A.1 Financial derivatives on debt securities and interest rates	55,408	21,915	11,412	88,735
A.2 Financial derivatives on equities and interest rates	311	7	-	318
A.3 Financial derivatives on exchange rate and gold	22,974	759	83	23,816
A.4 Financial derivatives on other values	51	3	-	54
B. Non-trading portfolio				
B.1 Financial derivatives on debt securities and interest rates	32,743	14,513	4,479	51,735
B.2 Financial derivatives on equities and interest rates	762	1,387	1,304	3,453
B.3 Financial derivatives on exchange rate and gold	43	591	341	975
B.4 Financial derivatives on other values	-	-	-	-
Total as at 30/6/2006	**112,292**	**39,175**	**17,619**	**169,086**
Total as at 31/12/2005	**71,939**	**39,380**	**14,709**	**126,028**

B. Credit derivatives

B.1 Credit derivatives: end-of-period notional values

(€/mil)

Categories of operations	Regulatory trading portfolio		Other transactions	
	on one entity	on more than one entity (basket)	on one entity	on more than one entity (basket)
1. Hedging purchases				
1.1 With underlying asset exchange				
credit default swap	13	110	1,007	-
1.2 Without underlying asset exchange				
credit default swap	-	1,882	-	-
Total as at 30/6/2006	**13**	**1,992**	**1,007**	-
Total as at 31/12/2005	**12**	**2,207**	**67**	-
2. Hedging sales				
2.1 With underlying asset exchange				
credit default swap	13	110	-	-
2.2 Without underlying asset exchange				
credit default swap	-	-	-	-
credit linked notes	-	6	-	-
Total as at 30/6/2006	**13**	**116**	-	-
Total as at 31/12/2005	**12**	**266**	-	-

B.2 Credit derivatives: positive fair value - counterparty risk

(€/mil)

Type of transaction/Values	Notional value	Positive fair value	Future exposure
A. REGULATORY TRADING PORTFOLIO	**549**	**2**	**2**
A.1 Hedging purchases with counterparties:	**420**	**-**	**2**
1 Governments and central banks	-	-	-
2 Other public entities	-	-	-
3 Banks	412	-	2
4 Financial companies	8	-	-
5 Insurance businesses	-	-	-
6 Non-financial companies	-	-	-
7 Other entities	-	-	-
A.2 Hedging sales with counterparties:	**129**	**2**	**-**
1 Governments and central banks	-	-	-
2 Other public entities	-	-	-
3 Banks	129	2	-
4 Financial companies	-	-	-
5 Insurance businesses	-	-	-
6 Non-financial companies	-	-	-
7 Other entities	-	-	-
B. NON-TRADING PORTFOLIO	**249**	**-**	**5**
B.1 Hedging purchases with counterparties:	**249**	**-**	**5**
1 Governments and central banks	-	-	-
2 Other public entities	-	-	-
3 Banks	249	-	5
4 Financial companies	-	-	-
5 Insurance businesses	-	-	-
6 Non-financial companies	-	-	-
7 Other entities	-	-	-
B.2 Hedging sales with counterparties:	**-**	**-**	**-**
1 Governments and central banks	-	-	-
2 Other public entities	-	-	-
3 Banks	-	-	-
4 Financial companies	-	-	-
5 Insurance businesses	-	-	-
6 Non-financial companies	-	-	-
7 Other entities	-	-	-
Total as at 30/6/2006	**798**	**2**	**7**
Total as at 31/12/2005	**1,252**	**8**	**12**

B.3 Credit derivatives: negative fair value - financial risk

(€/mil)

Type of transaction/Values	Notional value	Negative fair value
REGULATORY TRADING PORTFOLIO		
1. Hedging purchases with counterparties:	1,582	6
1.1 Governments and central banks	-	-
1.2 Other public entities	-	-
1.3 Banks	1,116	4
1.4 Financial companies	466	2
1.5 Insurance businesses	-	-
1.6 Non-financial companies	-	-
1.7 Other entities	-	-
Total as at 30/6/2006	1,582	6
Total as at 31/12/2005	1,240	1

B.4 Residual maturity of credit derivative contracts: notional values

(€/mil)

Underlying/Residual maturity	Up to 1 year	Between 1 and 5 years	Beyond 5 years	Total
A. REGULATORY TRADING PORTFOLIO				
A.1 Credit derivatives with reference obligation qualified	201	991	941	2,133
A.2 Credit derivatives with reference obligation unqualified	-	-	-	-
B. NON-TRADING PORTFOLIO				
B.1 Credit derivatives with reference obligation qualified	792	148	-	940
B.2 Credit derivatives with reference obligation unqualified	-	67	-	67
Total as at 30/6/2006	993	1,206	941	3,140
Total as at 31/12/2005	200	1,092	1,272	2,564

SECTION 3 – LIQUIDITY RISK

QUALITATIVE INFORMATION

The metric used for liquidity risk management is based on a cash-flow analysis through the calculation of mismatches between inflows and outflows, grouped in different maturity buckets according to their contractual or expected residual maturities. A centralized approach is adopted for managing liquidity risk of the Parent Bank and the banking networks. The Parent Bank's Finance Department, together with the Dublin subsidiary, as single points of direct access to the markets, raise funds against the assets originated from the retail and corporate activity at the branch level. In this framework, the liquidity management is overseen by the Parent Bank's Finance Department, in line with the Group's Policy, which defines, at a consolidated level, a liquidity target ratio for the short term (0 – 1 month period) and attention thresholds on subsequent time bands, the triggering of which activates a contingency plan. A minimum treasury securities portfolio, comprising promptly liquid assets, is held to cover very short-term liquidity risk. The consolidated liquidity position also includes obligations deriving from the liquidity requirements identified by other main Group Subsidiaries that use the Parent Bank's Treasury Department as a single point of access to the markets.

The Risk Management Department periodically monitors liquidity risk limits (liquidity gap, ratio observance); reporting is periodically presented and discussed at the CRFMG.

QUANTITATIVE INFORMATION

1. Break-down by contractual residual maturity of financial assets and liabilities

(€/mil)

Caption/Time interval	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Beyond 5 years	Indefinite life	Total
A. Assets							
A.1 Financial assets held for trading *	209	28	181	2,078	1,010	-	3,506
A.2 Financial assets designated as at fair value	1	57	177	127	536	-	898
A.3 Available-for-sale financial assets **	2	66	66	249	265	10	658
A.4 Financial assets held to maturity	-	-	-	1,701	491	-	2,192
A.5 Loans to banks	4,640	23,219	8,751	4,814	6,512	12	47,948
A.6 Loans to customers	11,258	18,186	8,138	20,308	16,549	992	75,431
A.7 Off-balance sheet transactions	5,172	69,463	38,963	25,354	7,684	-	146,636
Total assets	**21,282**	**111,019**	**56,276**	**54,631**	**33,047**	**1,014**	**277,269**
B. Liabilities							
B.1 Due to banks	5,794	22,761	10,559	4,011	3,396	-	46,521
B.2 Due to customers	35,845	14,802	1,078	115	1,144	-	52,984
B.3 Securities issued	638	1,594	3,508	16,200	8,046	-	29,986
B.4 Financial liabilities held for trading *	-	-	-	-	-	-	-
B.5 Financial liabilities evaluated at fair value	-	-	-	-	-	-	-
B.6 Off-balance sheet transactions	4,085	68,106	46,930	17,433	10,084	-	146,638
Total liabilities	**46,362**	**107,263**	**62,075**	**37,759**	**22,670**	**-**	**276,129**

* *Financial assets/liabilities held for trading comprise only cash assets/liabilities.*
** *Available-for-sale assets do not comprise equities.*
Cash transactions subject to fair value hedging are net of gains/losses.

2. Break-down of financial liabilities by sector

(€/mil)

Loan/Counterparty	Governments and central banks	Other public entities	Financial companies	Insurance businesses	Non-financial companies	Other entities
1 Due to customers	657	488	10,395	1,094	15,962	24,459
2 Securities issued	-	-	-	-	-	29,918
3 Financial liabilities held for trading	49	-	902	21	252	3
4 Financial liabilities evaluated at fair value	-	-	-	-	-	-
Total as at 30/6/2006	**706**	**488**	**11,297**	**1,115**	**16,214**	**54,380**
Total as at 31/12/2005	**944**	**487**	**10,767**	**965**	**14,942**	**50,164**

3. Break-down of financial liabilities by region

(€/mil)

Loan/Counterparty	Italy	Other european countries	America	Asia	Rest of the world
1 Due to customers	40,535	3,084	8,258	456	722
2 Due to banks	20,822	17,665	887	3,384	3,775
3 Securities issued	28,807	52	1,010	49	-
4 Financial liabilities held for trading	649	486	53	1	38
5 Financial liabilities evaluated at fair value	-	-	-	-	-
Total as at 30/6/2006	**90,813**	**21,287**	**10,208**	**3,890**	**4,535**
Total as at 31/12/2005	**84,791**	**19,449**	**9,966**	**3,423**	**5,361**

SECTION 4 – OPERATIONAL RISK

SANPAOLO IMI considers two other types of risk in its models: operational risk and business risk.

OPERATIONAL RISK

Operational risk is defined as the risk of incurring losses as a result of failures in internal control or information systems, errors of personnel or external events. The internal definition of operational risk includes the risk introduced by the New Basel Capital Accord, extending it to include the reputational risk.

SANPAOLO IMI has defined the overall operational risk management framework by setting up a Group policy and organizational processes for measuring, managing and controlling operational risk. The control of operational risk is attributed to the Parent Bank's Board of Directors, which sets the management policies and the subsequent organizational structure. The Operational Risk Committee (made up of the General Manager and Department Managers) has the task of monitoring the operational risk profile of the Group and deciding on the main activities for mitigation and transfer. The centralized unit at Group level, part of Risk Management, is responsible for developing methodologies for measuring risk, processing loss data and preparing the resultant management instruments. In line with Basel 2 requirements, the business lines, subsidiaries and the Corporate Center structures are now directly involved in the Operational Risk Management process, through the creation of specific decentralized control centers within the business units. These decentralized centers are responsible for gathering information about events that have generated operational losses, carrying out analyses of scenarios and evaluating the risk associated with the business environment and the operating context.

The method of measuring the operational risk profile requires the combined use of information on internal and external historical operational losses, with qualitative factors deriving from scenario analyses and evaluations of the system of internal controls and of the operating context.

The internal operational losses are recorded by decentralized control centers, suitably verified by the central structure and managed by a dedicated computer system. For each category of risk, in line with the definitions of the Basel regulations, the database of historical events is analyzed, including both internal Group events and events traceable to the participation in loss data sharing initiatives (DIPO in Italy and ORX at international level). Results are obtained by applying actuarial techniques that separately analyze the frequency and the severity of events and subsequently create, by means of suitable Monte Carlo techniques, the aggregated annual loss distribution and consequently the measurement of risk.

The scenario analyses are based on structured, organized collection of subjective estimates expressed directly by Management (Business Areas/Corporate Center) and have as their objective the evaluation of the potential economic impact for particularly serious operationing events. These evaluations, calculated using statistical-actuarial techniques, provide an estimate of unexpected loss that is subsequently integrated with the measurement obtained from the analysis of historical loss data.

Capital at risk is therefore identified as the minimum measurement at Group level, net of insurance cover, required to bear the maximum potential annual loss with a level of confidence of 99.96% (99.9% for regulatory measurement). The methodology also applies a corrective factor, which derives from the qualitative analyses of the risk of the operating context, to take account of the effectiveness of internal controls in the various organizational units.

BUSINESS RISK

Business risk (or strategic risk) is defined as the risk of incurring losses due to changes in the macro or micro-economic scenario that could jeopardize the ability to generate income, typically by a drop in operating volumes or margin compression. This is evaluated by breaking down the activities in the Business Areas, based on their respective cost and revenue structures, into elementary "industrial" businesses (for example data processing, consulting and distribution). The level of capitalization in line with the level observed in companies operating with the same processes is attributed to the Business Areas.

LEGAL DISPUTES

Anatocism

In March 1999, the Italian Court of Cassation changed its previous opinion and declared the quarterly capitalization of interest payable on current accounts to be illegitimate, assuming that the relevant clauses in bank contracts do not integrate "regulatory" use, but rather

"trading" use, and therefore, such clauses are not adequate to derogate from the prohibition of anatocism pursuant to Art. 1283 of the Italian Civil Code.

The subsequent D.Lgs. no. 342 of 1999 confirmed the legitimacy of capitalization of interest in current accounts, as long as it is done with the same frequency of calculating interest for both debt and credit interest. From the date of this regulation taking effect (April 2000), all current account operations have been brought into line, with quarterly capitalization of both interest income and expense. Therefore the dispute which arise on this issue concerns only those contracts which were stipulated before the indicated date.

With the decision of the United Sections on 4 November 2004, the Court of Cassation again excluded the possibility that said use may become the law. Moreover, this ruling by the Court of Cassation has not eliminated the possibility of sustaining (on the basis of profiles different from those examined) the lawfulness of methods of infra-annual interest calculation: in some cases the prevailing legislation has actually recognized the soundness of these different profiles.

The overall number of pending cases is at an insignificant level in absolute terms, and is the subject of careful monitoring. The risks related to these disputes are covered by prudential allocations to the provision for other risks and charges, commensurate with the amount of individual requests by the court. Also in case no specific amount is requested (on the part of the party who brings the case to court) and until the judicial accounting appraisal is carried out at the investigating stage, the risk of legal dispute is catered for by adequate allocations to the provisions for risks and charges covering pending legal disputes.

GEST Line dispute

GEST Line S.p.A. is the SANPAOLO IMI Group company that carries out tax collection activities, which was created as a result of the merger by incorporation of Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collecting companies.

The risks connected to this dispute are almost exclusively attributable to a dispute with the tax authorities in respect of claims of irregularities and vary by nature and size according to the business of each merged company.

With reference to Gerico S.p.A., previously a subsidiary of the former Cardine Banca which was later merged by incorporation into SANPAOLO IMI, there are a number of administrative and accounting proceedings pending, filed both by local Tax Offices and by the General Accounting Office for alleged tax irregularities that give rise to liabilities, owing to the failure to collect taxes. More specifically, the aforementioned proceedings are connected with alleged irregularities committed by several tax collection officials while carrying out report drafting activities during inspections at delinquent taxpayers' premises. These proceedings are still pending, within either first or higher-instance courts, and are overseen on a continuous basis by the legal professionals engaged to defend the company.

The dispute involving Esaban S.p.A. (a company in the tax collection sector of former Banco di Napoli, which incorporated all the other tax collection companies of the Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999 – 2001, all appealed against following the hierarchical line.

The risks connected with the Gerico S.p.A. and Esaban S.p.A. disputes are hedged by unlimited guarantees previously issued by the companies transferring the respective tax collection branches of business (each of the savings banks then merged into Cardine Banca and the former Banco di Napoli). The abovementioned guarantees cover any losses or contingent liabilities following events prior to the respective dates of transfer and expired in 2005, without prejudice to the court cases pending at that time, for which the abovementioned guarantee is also valid beyond the said expiry date. In light of the events involving the mergers of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, whose risks are, as a whole, covered by appropriate allocations.

Pursuant to Article 1, paragraphs 426, 426 bis and 426 ter of law no. 311/2004, private companies providing public services are granted the facility of correcting, with regard to the inland revenue and other bodies, the administrative responsibilities deriving from the activity carried out until 30 June 2005 by means of payment of a fixed amount per inhabitant served.

GEST Line has decided to adhere to the abovementioned correction by paying the first two installments, equal to 70% of the total sum to pay.

Art. 26 quater of Law No. 248 of 4 August 2006 (which set forth the conversion into law, with amendments, of D.L. No. 223 of 4 July 2006), clarified in its interpretation, that the effects of the correction do not apply to irregularities consisting of falsifications in documents prepared by employees, when said irregularities were prosecuted before the date of taking effect of Law No. 311/2004.

According to this criteria of interpretation, most of the potential risks connected to the aforementioned disputes (primarily concentrated on the Bologna agency) are eliminated as a result of the established correction. Risks of irregularities connected to the tax col-

lection activities of the concession in Venice are not comprised within the scope of the amnesty, as within the criminal proceedings of the case, falsifications in the records of access to information prepared by the tax officials were officially declared. The maximum amount of said risks not covered by the amnesty has recently been estimated by the Veneto Regional Revenue Office as approximately 37 million euro. Part of the dispute has already resulted in a sentence issued by the local section of the General Auditor's Office requiring compensation for the revenue loss, for a total of approximately 13 million euro; appeal of this sentence has resulted in suspension of its enforceability. In order to face this legal dispute, for some time GEST Line has been making suitable allocations to its provisions for risks and charges, as this risk, contrary to others, would seriously weigh on GEST Line's assets due to the fact that the dispute arose within the concession in Venice, which the former Gerico acquired directly and not through the transfer of a company branch as in the other cases.

Lastly, in regard to the implementation of the law on the reorganization of the public tax collection service, SANPAOLO IMI is finalizing the procedure for the transfer of 70% of the share capital of GEST Line to the newly created company "Riscossione S.p.a.", which will be primarily government-owned, without prejudice to the indemnity and guarantee obligations, as set forth in the aforementioned law, that the seller must undertake in relation to the buyer for potential risks connected to the dispute which is not comprised within the scope of amnesty.

The Cirio group bankruptcy in relation to the sale of bonds

In November 2002, the Cirio group, one of the largest Italian groups operating in the agro-industrial sector, was declared insolvent in the repayment of a loan issued on the Euromarket. This event led to a cross default on all its existing issues. The bonds issued by the Cirio group had a nominal value totaling approximately 1.25 billion euro. SANPAOLO IMI, like all primary Italian banks, had existing loan transactions with the Cirio group.

Consob proceedings in relation to operations carried out on Cirio bonds

As a result of inspections carried out in the period April - October 2003 regarding operations on Cirio bonds performed by SANPAOLO IMI in the three year period 2000-2002, Consob issued a formal notice dated 4 May 2004, citing a series of infractions regarding the alleged violation of sector regulations by SANPAOLO IMI in carrying out its brokerage activities on the aforementioned securities.

The formal notices were issued both to the Bank and to the Board of Directors and Board of Statutory Auditors in office in the period under investigation, as well as to several managers who, due to the office held, were considered responsible for the activities which led to the alleged irregularities.

Both the Bank and the other recipients of the notices have formulated their defensive briefs on the matter The administrative proceedings concluded with a Decree from the Finance Ministry on 28 February 2005, which, in acceptance of the proposal put forth by Consob, applied the pecuniary penalties to each interested party, and only the Bank was directed to pay the related amounts, as it is obliged jointly with said parties, pursuant to art. 195, paragraph 9, D.Lgs. 58/1998.

The Bank and each of the sanctioned parties have appealed against the aforementioned ruling before the competent Court of Appeal of Turin. The relative proceedings were concluded with a measure published on 18 January 2006, in which the Court rejected the defensive arguments of the opponents, consequently confirming the sanctions handed down by the Ministry of Finance, with the exception of three individual positions in which an invalidating defect as to the notification has been identified. In the meanwhile, the Bank, in its capacity as joint obligor with the parties subject to the sanctions, has complied with the payment order issued to it, and has requested from each party the reimbursement of the amounts corresponding to the imposed sanctions. Studies are underway to identify elements that may serve to corroborate a possible appeal before the Court of Cassation.

Criminal investigations related to Cirio

The Criminal Courts have begun investigations of a number of credit institutions, including SANPAOLO IMI, concerning trading activities with savers in relation to bonds issued by Cirio group companies as well as the management of financing activities with the aforementioned group. The investigations also involve several corporate officers, including two Directors who are no longer in office, who are charged with conspiracy to the crime of bancarotta preferenziale (violation of the equality of credit principle) and fraud. Within these proceedings, which are being held at the Court of Rome, on 16 June 2006 the phase before the examining judge began. This judge is responsible for evaluating whether the evidence collected by the prosecutors is sufficient to justify bringing the accused to trial.

Confident of the absolute regularity, in general terms, of the Company's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned company representatives, the Bank is monitoring the development of the proceedings under way.

Revocation lawsuits filed by the Court-appointed Liquidator for the Parmalat group companies under insolvency proceedings

In the period between the end of 2004 and mid-2005, the Court-appointed Liquidator for the Parmalat group companies filed against SANPAOLO IMI - as well as against many other Italian and foreign banks - a series of revocation lawsuits pursuant to Art. 67 subsection 2 of the Bankruptcy Law, aimed at obtaining repayment of all remittances of funds made on current accounts held with SANPAOLO IMI by Parmalat group companies in the year before the insolvency proceedings were instituted.

The total amount claimed in the six proceedings thus instituted is equal to approximately 1,197 million euro.

Following the internal preliminary investigation on the legitimacy of the claims, it was considered, in agreement with the legal advisors who assist the Bank in the legal dispute, that the risk associated with these judgments is barely significant compared to the actual amounts of the claims, as many preliminary legal exceptions could resolve the dispute favorably and also because the claims for the repayment of the sums lack the requisites to be treated as payments. In connection to several decisions issued between the end of 2005 and the beginning of 2006, the Court of Parma has seen fit, as such issues are not manifestly unfounded and are significant for the purposes of the decision, to defer the questions of legitimacy raised both by the Bank and by other banks within the context of their respective legal actions aimed at revocation to the scrutiny of the Constitutional Court.

With a decision issued on 5 April 2006, the Constitutional Court, deciding on the first two remittance orders received in chronological order (from sentences in which SANPAOLO IMI was not directly involved), rejected the contentions of unconstitutionality raised, considering them unfounded.

In the opinion of the legal advisors who assist SANPAOLO IMI, the sentence of the Constitutional Court leaves open the other issue regarding the compatibility of the revocation lawsuits put forward by Parmalat with European Community antitrust regulations. In any case, the aforementioned decision has not determined the need to review provisions which were allocated to face the related risks, as the evaluation of said provisions exclusively considered the merit of the individual disputes, irrespective of any predictions regarding the outcome of the legal objections raised.

Management of claims relating to defaulted bonds

As regards claims from customers holding Parmalat, Cirio and Argentine bonds, the Group policy instructs that the Group companies should carefully evaluate that the financial instruments sold to customers are suitable to each investor's financial standing.

Contingent liabilities relating to claims concerning said bonds are adequately covered by allocations to the provision for risks and charges. As of 30 June 2006, the related allocations amounted to about nine million euro.

The IMI SIR dispute

Other assets include 1.3 million euro regarding the estimated realizable value of the loan, which was definitively enforced by the Civil Section of the Italian Court of Cassation through sentence no. 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeal on 11 September 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse the Bank the sum of 506 million euro previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeal on 26 November 1990. In addition, in an innovative decision, sentence resolved that the Consorzio - on procedural grounds and not in terms of merit – was not required to pay the interest accrued on the amount subject to the appeal (equal to approximately 72.5 million euro as of 31 December 2001). Furthermore, the Court of Cassation referred to another section of the Rome Court of Appeal the decision on whether to reduce the total amount owed to the Bank by the Consorzio by approximately 14.5 million euro, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of 19 July 1979: if the trial judge holds the claim amount to be unjustified, the sentence against the Consorzio requiring payment of the sum of 506 million euro will be reduced accordingly. In this respect, proceedings before the Rome Court of Appeal have resumed, where judgment is currently pending.

The same Italian Court of Cassation sentence passed final judgment on the right of the Consorzio to be held harmless by Mrs. Battistella Primarosa (heir to Mr. Nino Rovelli) and Eurovalori S.p.A.. The Italian Court of Cassation also affirmed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the passing of the sentence on this particular appeal to the trial judge. The related legal proceedings commenced in February 2004 and are still under way.

With reference to the above, taking into account that the initiatives taken so far have not achieved tangible results, the Bank has considered that the estimated realizable value of the amount receivable in question should be within the bounds of the Consorzio's capital

and its ability to pay such amount, net of the effects attributable to the previously mentioned Court of Cassation sentence, being substantially in line with that currently recorded. In line with the estimated realizable value of the receivable, the equity shareholding in the Consorzio has been completely written-off.

As regards the civil initiatives undertaken as part of the criminal proceedings in relation to the payment of damages from the offense, on 29 April 2003, the Criminal Section IV of the Court of Milan sentenced Rovelli's heir and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for the crimes committed, as well as to the payment of 516 million euro to the plaintiffs as moral damages.

The above sentence was overruled by the Criminal Section II of the Milan Court of Appeal, through a sentence issued on 23 May 2005, which, by confirming (though with the mitigation of penalties) the responsibility of the defendants concerning the corruption which affected the outcome of the IMI/SIR dispute, also revoked the sentence against the defendants for the payment of moral damages, assigning the civil court judge the task of establishing the amount of the total offence damages. This sentence was then appealed to the Court of Cassation which, with judgment of 4 May 2006, confirmed the penal responsibility of the defendants regarding the crime of corruption, with the exception of Primarosa Battistella and her son Felice Rovelli, who were released for different reasons which do not exclude, among other things, their non-involvement in the crime. Moreover, the Court of Cassation recognized SANPAOLO IMI's right to compensation for not only moral damages, but also equity damages from the persons convicted.

On 22 May 2006, SANPAOLO IMI presented an appeal to the Rome Court of Appeal to revoke the sentence regarding the crime of corruption (handed down by the Rome Court of Appeal on 26 November 1990) and, at the same time, to order Primarosa Battistella to repay SANPAOLO IMI the amount paid in 1994 in compliance with the sentence which was fruit of the corruption.

On its side, Consorzio Bancario SIR, with writ of summons to SANPAOLO IMI and Mrs. Battistella on 3 June 2006, appealed to the Rome Court of Appeal to revoke the abovementioned sentence of the same court dated 11 September 2001, through which the Consorzio was ordered to reimburse SANPAOLO IMI the amount Sanpaolo paid to Mrs. Battistella.

The appeal of the Consorzio is based on the fact that the sentence which was polluted by corruption constitutes false grounds upon which the more recent sentence issued 11 September 2001 was based and, therefore, should be revoked.

Part F – Information on Parent Bank Net Shareholders' Equity

SECTION 1 – PARENT BANK NET SHAREHOLDERS' EQUITY

With regard to the break-down of the Bank's net shareholders' equity and the definition of the statutory and tax regime of its components, refer to Section 14 – Liabilities of the Explanatory Notes.

That Section also contains the changes that occurred in the year in the valuation reserves as provided for by the international accounting standards.

SECTION 2 – SHAREHOLDERS' EQUITY AND REGULATORY RATIOS

2.1 Regulatory capital

A. Qualitative information

Regulatory capital as at 30 June 2006 was determined in accordance with the new instructions regarding prudential filters issued by the Bank of Italy during the first half of the year in order to bring the relative notifications into line with the new rules governing financial statements based on international accounting standards.

The figures are not directly comparable with those from the end of 2005 due to the different regulations in force at the time. Regulatory capital as at 31 December 2005 was calculated based on simplified optional rules provided by the Bank of Italy, which did not yet substantially incorporate IAS/IFRS international accounting standards.

The main changes in the method of calculation deriving from application of the new regulations pertained to:
- a reduction of tier 1 capital due to the effects of the transition to IAS/IFRS international accounting standards, charged to the extraordinary reserve (- 954 million euro);
- the inclusion among tier 1 capital of the share capital increase with allocation of the valuation reserve at the fair value of tangible fixed assets as a substitute for cost (+ 150 million euro); the residual reserve after the increase (+ 18 million euro) was entered as an increase to tier 2 capital;
- the recording of valuations balancing shareholders' equity (available-for-sale securities, cash flow hedges), with a distinction between the negative effects charged to tier 1 capital (- 8 million euro represented by the cash flow hedge reserve) and the positive effects, 50% of which were included in tier 2 capital (+ 54 million euro linked to reserves on available-for-sale financial assets);
- the inclusion among tier 1 capital of the unavailable reserve pertaining to financial instruments for which it was elected to use fair value with a balancing entry to the income statement (+ 8 million euro).

Details of subordinated liabilities in existence as at 30 June 2006 are given below with indication of the nominal value of the issues net of repurchases.

The book value as at the same date stands at 7,582 million euro.

	Original currency	Contribution to regulatory capital as at 30/6/06 (millions)	Amount in original currency (millions)	Interest rate	Issue date	Maturity date	Date of application of the right to early redemption
Subordinated deposit linked to the issuance of preferred shares	EUR	1,000	1,000	up to 10/11/2010: 7.88% p.a. subsequently: 1 year Euribor + 3.25 % p.a.	10/11/2000	31/12/2100	10/11/2010
Total innovative capital instruments (Tier 1)		*1,000*					
Debenture loan	EUR	135	150	5.75% p.a.	15/09/1999	15/09/2009	(*)
Debenture loan	EUR	299	300	5.55% p.a.	31/07/2001	31/07/2008	(*)
Debenture loan	EUR	200	200	5.16% p.a.	02/10/2001	02/10/2008	(*)
Notes	EUR	500	500	6.375% p.a.	06/04/2000	06/04/2010	(*)
Notes	EUR	500	500	up to 28/6/2007 included: 3 months Euribor + 0.49% p.a. subsequently: 3 months Euribor + 1.09% p.a.	28/06/2002	28/06/2012	28/06/2007
Debenture loan	EUR	49	54	up to 15/7/2007: 4.90% subsequently: 6 months Euribor + 0.76% p.a.	15/07/2002	15/07/2012	15/07/2007
Debenture loan	EUR	133	147	up to 4/12/2007: 4.32% p.a. subsequently: 6 months Euribor + 0.85% p.a.	04/12/2002	04/12/2012	04/12/2007
Notes	EUR	300	300	5.375% p.a.	13/12/2002	13/12/2012	(*)
Notes	EUR	350	350	up to 9/6/2010 excluded: 3.75% p.a. subsequently: 3 months Euribor + 1.05% p.a.	09/06/2003	09/06/2015	09/06/2010
Notes	GBP	238	165	up to 18/03/2019 excluded: 5.625% p.a. subsequently: 3 month Sterling LIBOR + 1.125% p.a.	18/03/2004	18/03/2024	18/03/2019
Notes	EUR	700	700	up to 28/06/2011 excluded: 3 months Euribor + 0.30% p.a. subsequently: 3 months Euribor + 0.90% p.a.	28/06/2004	28/06/2016	28/06/2011
Debenture loan	EUR	129	134	up to 3/8/2009 excluded: 3.72% p.a. subsequently: 6 months Euribor + 0.60% p.a.	03/08/2004	03/08/2014	03/08/2009
Debenture loan	EUR	20	20	up to 1/8/2010 excluded: 2.90% p.a. subsequently: 6 months Euribor + 0.74% p.a.	01/08/2005	01/08/2015	01/08/2010
Notes	EUR	500	500	up to 2/3/2015 excluded: 3.75%p.a. subsequently: 3 months Euribor + 0.89% p.a.	02/03/2005	02/03/2020	02/03/2015
Notes	EUR	750	750	up to 20/2/2013 excluded: 3 months Euribor + 0.25% p.a. subsequently: 3 months Euribor + 0.85% p.a.	20/02/2006	20/02/2018	20/02/2013
Notes	EUR	500	500	up to 19/4/2011 excluded: 3 months Euribor + 0.20% p.a. subsequently: 3 months Euribor + 0.80% p.a.	19/04/2006	19/04/2016	19/04/2011
Notes	EUR	500	500	up to 26/6/2013 excluded: 4.375% p.a. subsequently: 3 months Euribor + 1.00% p.a.	26/06/2006	26/06/2018	26/06/2013
Total subordinated liabilities (Tier 2)		*5,803*					
Notes	EUR	550	550	3 months Euribor + 0.15% p.a.	20/12/2005	07/01/2008	(*)
Notes	EUR	50	50	up to 14/11/2004: 1.44289 % p.a. subsequently: 1.50 % p.a.	26/06/2003	15/11/2007	(*)
Total tier 3 subordinated liabilities		*600*					
Total		7,403					

(*) Early redemption of the loan is not provided for.

During the first half of the year SANPAOLO IMI issued new subordinated loans for 1,750 million in the form of tier 2 subordinated loans.

Subordinated liabilities not included in the composition of the regulatory capital amount to 330 million euro, excluding tier 3 subordinated liabilities.

Tier 2 subordinated loans provide that:

- where permitted, early redemption can only take place on the initiative of the Bank and with prior authorization by the Regulatory Authority;
- the loan period must not be less than five years; if no maturity is stated, the contract must state that a notice period of at least five years has to be given;
- in the event that the Bank is put into liquidation, the loans can only be reimbursed once all other creditors which are not similarly subordinated, have been satisfied.

Tier 3 subordinated loans, issued to cover market risks, meet the following conditions:

- the original duration is not less than two years;
- the payment of interest and capital shall be suspended should the capital requirements of SANPAOLO IMI fall below 7% on an individual basis or 8% on a consolidated basis;
- in the event that the Bank is put into liquidation, the loan can only be reimbursed once all other creditors which are not similarly subordinated, have been satisfied.

On the basis of the break-down of the Bank's shareholders' equity as at 30 June 2006 as indicated above, and on the assumption that distribution of profits will be in line with the pay-out ratio for the previous year, the structure of the Bank's regulatory capital may be broken down as follows:

B. Quantitative information

(€/mil)

	Total as at 30/6/2006	Total as at 31/12/2005
Tier 1 capital	10,935	10,458
Tier 2 capital	5,537	3,843
Items to be deducted from tier 1 and tier 2 capital	(897)	(845)
Regulatory capital	15,575	13,456

2.2 Adequacy of equity

A. Qualitative information

Weighted assets as at 30/6/06 were determined based on new regulatory instructions issued by the Bank of Italy during the first half of the year.

The details of prudential requirements are provided below:

B. Quantitative information

(€/mil)

Category/Value	Unweighted amounts		Weighted amounts/requirements	
	30/6/2006	31/12/2005	30/6/2006	31/12/2005
A. RISK ASSETS				
A.1 CREDIT RISK	177,576	163,256	101,432	96,286
STANDARD METHOD				
ON-BALANCE SHEET ASSETS	142,301	131,419	80,350	75,794
1. Loans (other than equities and other subordinated assets) to (or secured by):	112,029	102,339	59,808	55,850
1.1. Governments and central banks	14,607	13,095	16	22
1.2. Public entities	1,679	539	336	108
1.3. Banks	45,188	41,073	9,052	8,088
1.4. Other entities (other than residential and non-residential mortgage loans)	50,555	47,632	50,404	47,632
2. Mortgage loans on residential property	15,228	14,518	7,614	7,259
3. Mortgage loans on non-residential property	-	-	-	-
4. Shares, equity shareholdings and subordinated assets	10,692	10,813	10,765	10,817
5. Other assets	4,352	3,749	2,163	1,868
OFF-BALANCE SHEET ASSETS	35,275	31,837	21,082	20,492
1. Guarantees and commitments to (or secured by):	34,739	31,199	20,946	20,328
1.1. Governments and central banks	288	278	1	1
1.2. Public entities	209	204	42	41
1.3. Banks	11,539	11,724	2,112	1,294
1.4. Other entities	22,703	18,993	18,791	18,992
2. Derivative contracts to (or secured by):	536	638	136	164
2.1. Governments and central banks	-	-	-	-
2.2. Public entities	-	-	-	-
2.3. Banks	440	516	88	103
2.4. Other entities	96	122	48	61
B. REGULATORY CAPITAL REQUIREMENTS			7,258	6,929
B.1 CREDIT RISK	X	X	7,100	6,740
B.2 MARKET RISK	X	X	158	189
1. STANDARD METHOD	X	X	158	189
of which:				
+ position risk on debt securities	X	X	141	127
+ position risk on equities	X	X	-	46
+ exchange rate risk	X	X	-	-
+ other risks	X	X	17	16
2. INTERNAL MODELS	X	X	-	-
of which:				
+ position risk on debt securities	X	X	-	-
+ position risk on equities	X	X	-	-
+ exchange rate risk	X	X	-	-
B.3 OTHER MINIMUM REQUIREMENTS	X	X	-	-
B.4 TOTAL REGULATORY REQUIREMENTS (B1+B2+B3)	X	X	7,258	6,929
C RISK ASSETS AND REGULATORY RATIOS	X	X	-	-
C.1 Risk-weighted assets	X	X	103,690	98,982
C.2 Tier 1 capital/Weighted risk assets (tier 1 capital ratio)	X	X	10.55%	10.57%
C.3 Regulatory capital/Weighted risk assets (total capital ratio)	X	X	15.17%	13.79%

Part G – Business Combinations concerning Companies or Business Branches

SECTION 1 – OPERATIONS CARRIED OUT DURING THE PERIOD

Consistent with the "national territorial bank" model, which provides for the identification of one unique brand for each area, specifically as regards the reorganization of the Group's presence in the regions of Marche, Abruzzo and Molise ("Adriatic areas"), in the first half 2006, SANPAOLO IMI concluded the following operations:

- on 17 June 2006, the merger through incorporation of Banca Popolare dell'Adriatico, a wholly owned company;
- on 18 June 2006, the transfer to Sanpaolo Banca dell'Adriatico, a new wholly owned commercial bank, of the company branch composed of 199 total branches operating in the three regions of the Adriatic area (130 from the incorporated bank, and 69 previously under SANPAOLO IMI).

Among the IAS/IFRS approved by the EU and those not yet approved, as well as among the Exposure Drafts approved by IASB, there is currently no reference legislation providing criteria for recording business combination transactions between companies belonging to the same Group (under common control), such as the case in point.

As there is no reference principle, IAS 1 requires that the company's management define its own accounting standards so as to ensure the best reporting, considering the guidelines provided by the other IAS/IFRS for similar cases and the provisions of other bodies responsible for defining accounting standards.

Taking into account the provisions of other international accounting standards, as well as considering that, substantially, this transaction merely represents a simple company reorganization (as is also evident for the purposes of the consolidated financial statements), the recording of the operation in continuity with accounting values was deemed correct. This was also considered in line with the provisions of the Italian Civil Code and the guidelines of the Italian Accounting Standards Authority.

The merger by incorporation had accounting effect and tax effect back dated to 1 January 2006, and led to the recording of a difference from write-backs of 130 million euro, determined by the difference between the book values of the equity shareholdings in the incorporated company (372 million euro) and the net shareholders equity of the same as at 31/12/05 net of equity reserves distributed during the half year, and net of valuation reserves provided by IAS/IFRS, equal to 242 million euro; thus, in application of the criteria of merger neutrality and continuity.

The merger difference was recorded in the financial statements of the merging company, as an increase in intangible fixed assets relating to goodwill, with the expectation that the increased book value of the equity shareholding compared to net shareholders' equity will be justified by the increased economic value of the investment. This has also been confirmed by the appraisal of an external expert during the Public Offer launch on the capital of the company in the last few years.

The merged financial position, resulting from the accounting records of the incorporated company on the effective date of the merger (17 June 2006) was broken down as follows:

		(€/mil)
ASSETS		
Cash		41
Financial assets held for trading		28
Available-for-sale financial assets		7
Loans to banks		72
Loans to customers		2,618
Hedging derivatives		5
Tangible assets		39
Tax assets		29
Other assets		520
Total assets		**3,359**
LIABILITIES		
Due to banks		1
Due to customers		1,906
Securities issued		579
Financial liabilities held for trading		16
Hedging derivatives		2
Fair value changes of generically hedged financial liabilities		(2)
Tax liabilities		10
Other liabilities		507
Provisions for employee termination indemnities		32
Provisions for risks and charges:		53
- post-retirement benefit obligations	*32*	
- other funds	*21*	
Valuation reserves: actuarial losses		(2)
Reserves		46
Share premium		83
Capital		113
Profit for 2006		15
Total liabilities		**3,359**

The profit maturing as regards the balance sheet movements of the incorporated company in the period from 1 January 2006 to 17 June 2006, expecting the retroactive accounting and tax effects of the merger as at 1 January 2006, was recorded by distinct cost and income components in the accounting records of the merging company. Similarly, the evaluation effects which, based on the international accounting standards, must be recorded under net shareholders' equity were also recorded.

For the purposes of complete reporting, the economic items regarding the incorporated company which had an effect on the statement of income of SANPAOLO IMI for the first half of 2006 are illustrated below:

		(€/mil)
COSTS		
Interest expenses and similar charges		20
Commission expense		2
Net adjustments to loans		9
Operating costs:		53
- personnel costs	*34*	
- other administrative costs	*19*	
Net provisions for risks and charges		2
Adjustments to tangible assets		1
Total costs		87
REVENUES		
Interest income and similar revenues		67
Commission income		29
Profits (losses) on financial trading activities		2
Profit on disposal of investments		3
Income taxes		1
Total revenues		102
Profit for 2006		15

The day following the date of legal effect of the merger by incorporation, SANPAOLO IMI subscribed a capital increase of Sanpaolo Banca dell'Adriatico for a total of 386 million euro, of which 248 million euro for the share capital increase and 138 million euro as a share premium, through the transfer of the company branch mentioned in the introduction, and composed as follows:

	(€/mil)
ASSETS	
Cash	48
Financial assets held for trading	23
Loans to banks	3
Gross loans to customers	3,787
Hedging derivatives	1
Intagible assets: goodwill	133
Tax assets	11
Other assets	608
Total assets	**4,614**
LIABILITIES	
Due to banks	1,072
Due to customers	2,275
Securities issued	117
Financial liabilities held for trading	24
Fair value changes of generically hedged financial liabilities	(2)
Hedging derivatives	1
Other liabilities	669
Employee termination indemnities	49
Provisions for risks and charges:	23
- post-retirement benefit obligations	*2*
- other funds	*21*
Total liabilities	**4,228**
Shareholders' equity of transfer	**386**
Total liabilities and shareholders' equity	**4,614**

It is noted that following the transfer the valuation reserves regarding actuarial losses related to liabilities involved in the transfer were reversed by the merging company, along with the related deferred taxes, to counterbalance the share premium reserves.

The intangible fixed assets transferred, equal to 133 million euro, are attributable to the valuation of goodwill of the transferred company branch, as given by the appraisal pursuant to art. 2343 Italian Civil Code.

Part H – Transactions with Related Parties

TRANSPARENCY PROCEDURES

SANPAOLO IMI has identified the Bank's related parties and has defined a Group procedure for decisions regarding transactions with such parties, aimed at establishing specific competencies and responsibilities, as well as showing the information flows between the Bank structures and its direct and indirect subsidiaries.

Under the procedure, and in line with the provisions of the Disciplinary Code, transactions with related parties deemed significant on the basis of analytical thresholds, depending on the type of transaction and counterparty, and reported to the Parent Bank are resolved on by the Board of Directors, following examination by the Technical Audit Committee. The significant transactions undertaken by the subsidiaries with the Parent Bank's related parties are resolved upon by the Board of Directors of the subsidiary company, which must submit the proposal in advance to ensure it is in conformity with the Parent Bank.

In addition to observing the specific decision-making procedure, the Parent Bank structures and the subsidiaries which initiate transactions with related parties must submit a quarterly report so that the Bank may fulfill the obligations of art. 150 of D.Lgs. 58/1998 (on the subject of reporting to the Board of Statutory Auditors) and must fulfill the immediate or periodic reporting requirements in relation to the market. In particular, the market is advised of transactions that are individually significant pursuant to art. 71 bis of the Consob Decision 11971 of 14 May 1999.

The preliminary stage of the transactions to be undertaken with related parties follows the same process as granting loans reserved for other non-related parties with the same credit rating. Infra-group financing is subject to specific limits, in order to comply with the supervisory regulations of the Bank of Italy.

Further information can be found in the "Report on Corporate Governance" and the 2005 Annual Report.

With regard to transactions with entities that carry out functions of management, administration and control of the Bank, in addition to the application of art. 2391 of the Italian Civil Code, the special regulations on the obligations of banking representatives set forth in art. 136 of D.Lgs. no. 385/1993 and the Surveillance Instructions (Consolidated Banking Law) also apply; they require, in any case, the prior unanimous approval by the Board of Directors, and the unanimous approval of the Board of Statutory Auditors. Those who carry out administrative, management and control functions at Group banks or companies may not undertake obligations or acts of buying or selling, directly or indirectly, with the relevant company, or undertake financial transactions with another Group company or bank without a decision by the appropriate bodies of the contracting company or bank, taken as set forth above. In these cases, furthermore, the obligation or act must have the approval of the Parent Bank issued by the Board of Directors.

1. Information on remuneration of directors and executives

Given the current organizational structure, within "executives with strategic responsibilities" (hereafter "key managers"), pursuant to IAS 24, the Bank decided to include Directors, Statutory Auditors, the General Manager of the Parent Bank, the Managers of the Divisions and central structures of the Parent Bank reporting directly to the Managing Director or General Manager, as well as the Manager of the business sector Savings and Assurance due to its particular importance at the consolidated level.

Below are the principal benefits recognized by the bank to the key managers under the various forms summarized in the table.

	30/6/2006 (€/mil)
Short-term benefits (1)	13
Benefits following employee termination (2)	-
Other long term benefits (3)	-
Employee termination indemnity (4)	-
Stock option plans (5)	2
Other remuneration (6)	-
Total remuneration paid to executives with strategic responsibilities	**15**

(1) Includes fixed and variable fees of directors that may be assimilated with cost of work and social security charges paid by the company for its employees.
(2) Includes company contribution to pension funds and allocation to employee termination indemnity pursuant to legislation and company regulations.
(3) Includes estimate of allocations for length of service awards for employees.
(4) Includes fees paid for early retirement incentives.
(5) Includes cost for stock option plans determined on the basis of IFRS 2 criteria and charged to financial statements.
(6) Refers to compensation paid to members of Board of Auditors.

Below are the details and the evolution of the stock option plans assigned to key managers.

Evolution of stock option plans in first half 2006

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 31/12/2005	5,435,000	12.2194	13.201 (a)
Adjustments for changes in field of reference (b)	-765,000	-	-
Rights existing as at 31/12/2005 based on the updated field of reference	4,670,000	12.2383	-
Rights exercised in first half 2006	-545,000	11.9527	-
Rights expired (c)	-	-	-
Rights expired in first half 2006 (d)	-	-	-
Rights assigned in first half 2006	-	-	-
Rights existing as at 30/6/2006	4,125,000	12.2760	13.830 (e)
Of which: exercisable as at 30/6/2006	-	-	-

(a) Reference price as at 30/12/2005.
(b) The field of reference was updated based on changes in the organizational structure that took place in first half 2006.
(c) Concerning rights no longer exercisable following expiry of exercising deadline.
(d) Concerning rights no longer exercisable following expiry of employee termination indemnity.
(e) Reference price as at 30/6/2006.

Break-down of rights by exercise price and residual maturity

Exercise prices (€)	Minimum contractual residual maturity		Total	of which: exercisable as at 30/6/2006	
	May 2005 - May 2007 (a)	May 2009 - April 2012		Total	Average residual contractual maturity
7.1264	25,000	-	25,000	-	-
12.3074	-	4,100,000	4,100,000	-	-
Total	**25,000**	**4,100,000**	**4,125,000**	-	-

(a) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005.

See Part I of these Explanatory Notes for the details on the stock option plans reserved to the managers, the Chairman and Managing Directors of SANPAOLO IMI.

2. Information on transactions with related parties

2.1 Transactions of atypical and/or unusual nature

During the first half of 2006, no transactions of "atypical or unusual nature" were carried out by the Parent Bank, the relevance/importance of which might give rise to doubts with regard to the safety of the net shareholders' equity or the protection of minority interests, either with related parties or with persons other than related parties.

2.2 Transactions of ordinary or recurrent nature

Non-atypical or non-unusual transactions entered into with related parties fall within the scope of the ordinary activities of SANPAOLO IMI and are usually entered into at market conditions, based on valuations of mutual economic convenience, in line with the internal procedures mentioned above.

In the first half of 2006 there are no provisions for doubtful loans related to balances in existence with related parties and no losses registered in the year in connection with uncollectible or doubtful loans due from related parties.

Below are the principal terms of reference of the operations of each category of related party, on the basis of the entities indicated in IAS 24; see the paragraph above for information on payments to directors and management.

2.2.1 Transactions with shareholders

Being connected to the ownership structure of SANPAOLO IMI and thus to the shareholders' agreements entered into on 21 April 2004, while excluding a check, even joint, on the individual shareholders that were parties to those agreements, nonetheless, opting for maximum transparency, the parties to those agreements were included in the list of related parties, as it was not possible to exclude the reconstruction of a position of "significant influence" on the Bank involving those parties. This resulted in the inclusion of entities that exercise control on the important shareholders as well as, with reference to the investment relationships of the important shareholders, the parties controlled by the significant shareholders since they are subject to their direction, when they make any significant transactions.

The transactions with those shareholders fall under the Bank's ordinary activity and are entered into at the same market conditions applied to other non-related parties enjoying the same credit rating.

The following table summarizes the relationships with Shareholders at 30 June 2006 and the economic effects of the transactions undertaken during the period.

Shareholders	30/6/2006 (€/mil)
Total financial assets	674
Total financial liabilities	28
Total interest income	1
Total commission income	1

2.2.2 Transactions with key managers

The relations between the SANPAOLO IMI Group and key managers occur within the normal activities of the Group and are entered into by applying, where appropriate, the agreements made available to all employees, and maintaining complete transparency; or, in relation to independent representatives with whom there is a fixed-term contract in place, applying the conditions available to consultants of the same standing, in full observance of the relevant laws.

The following table summarizes the relationships in place at 30/6/06 with executives with strategic responsibilities, and the economic effects of the financial period, including what is set out in the previous chapter on the payments to directors and management.

Key managers	30/6/2006 (€/mil)
Total financial assets	1
Total financial liabilities	7
Total operating costs	(15)

2.2.3 Transactions with subsidiaries and associated companies

Infra-Group transactions lie within the scope of the normal operations of a multifunction bank. They are usually regulated on the conditions at which the Parent Bank accesses the reference markets, which are not necessarily the same conditions that would be applicable if the counterparties operated independently. These conditions are, in any case, applied in compliance with the substantial correctness criteria and with the aim of creating value for the Group.

Infra-Group transactions concern mainly:
- the support given by SANPAOLO IMI to the financial needs of the other Group companies by providing risk capital and loans and by subscribing securities issued by the subsidiaries;
- the channeling of foreign funding by specialist Group companies (Sanpaolo IMI US Financial Co., Sanpaolo IMI Bank International S.A., Sanpaolo IMI Capital Company I L.l.c., Sanpaolo IMI Bank Ireland P.l.c., Sanpaolo Bank S.A.) in favor of the Parent Bank and, to a minor extent, of other subsidiaries;
- the use of subsidiaries' liquidity at the Parent Bank;
- the outsourcing relationships that regulate auxiliary activities provided by the Parent Bank mainly to the bank network. In particular, the services provided concern the management of the IT platform, back office, property services, logistics as well as commercial, administrative and control support and consultancy. In first half 2006 outsourced services were provided for 208 million euro;
- the agreements with Group companies on distribution of products and/or services or, more generally, infra-Group support and consultancy;
- financial settlements provided for by agreements entered into with Group companies taking part in national tax consolidation.

The Table below summarizes the relationships with subsidiary and associated companies as at 30 June 2006 and the economic effects of the transactions undertaken during the period.

Subsidiary companies	30/6/2006 (€/mil)
Total financial assets	36,934
Total other assets	409
Total financial liabilities	36,349
Total other liabilities	210
Total interest income	803
Total interest expense	(752)
Total commission income	347
Total commission expense	(9)
Total other revenues (a)	805
Total other costs	(699)

(a) Including income from outsourcing contracts for 208 million euro.

Associated companies	30/6/2006 (€/mil)
Total financial assets	770
Total financial liabilities	101
Total interest income	9
Total interest expense	1

The Parent Bank's assets, liabilities and operating profits pertaining to subsidiaries, associated companies and other companies subject to significant influence as a percentage of the relative total figures as at 30/6/2006.

(€/mil)

	Assets			Liabilities			Income/Charges		
	Assets in controlled companies and companies subject to significant influence	Total assets as at 30/6/06	% impact	Liabilities in controlled companies and companies subject to significant influence	Total liabilities as at 30/6/06	% impact	Net income from controlled companies and companies subject to significant influence	Pre-tax operating profit as at 30/6/06 (a)	% impact
Group companies	37,343	149,776	24.9%	36,559	149,776	24.4%	495	787	62.9%
Other companies subject to significant influence	770	149,776	0.5%	101	149,776	0.1%	8	787	1.0%

(a) Pre-tax operating profit has been calculated taking caption 250 of the satement of income as at 30/6/2006 as reference, minues dividends received from subsidiaries (€ 1,257 million).

2.2.4 Transactions with joint ventures

At 30 June 2006 there were no significant relations with joint venture companies and there were no economic effects arising out of the operations undertaken with these companies.

2.2.5 Transactions with other related parties

The category "Other related parties" includes the Bank's Pension funds, the close relatives of the key managers, the subjects controlled by or connected with them and the subjects controlled by the shareholders as defined above.

The following table summarizes the relationships with other related parties as at 30 June 2006.

Other related parties	30/6/2006 (€/mil)
Total financial assets	91
Total financial liabilities	80

2.3 Significant transactions

During the last six months, no significant transactions were entered into with related parties.

However, certain relevant transactions are highlighted below:

- with the completion of operations to found New Step - currently Eurizon Financial Group S.p.A. (Eurizon) - in November 2005, and subsequent concentration in the new company of the insurance activities of Assicurazioni Internazionali di Previdenza S.p.A. and the asset gathering activities of Banca Fideuram S.p.A., the Board of Directors of the Parent Bank passed a resolution on 24 January 2006 to launch a further phase of development of the Savings and Assurance Business Division. This phase entailed the concentration of the asset management activity of Sanpaolo IMI Asset Management SGR S.p.A. and its subsidiaries (Sanpaolo IMI Alternative Investments SGR S.p.A. and Sanpaolo IMI Asset Management Luxembourg S.A.) in the Division. This concentration was completed through the sale of Sanpaolo IMI Asset Management by SANPAOLO IMI S.p.A. to Eurizon for 1.9 billion euro in June. This transaction was preceded by the Bank's subscription of an increase in Eurizon's share capital for the same amount (including the share premium); for the accounting methods applied to this transaction, the reader is referred to Section 10 - Assets of these Explanatory Notes;
- on 8 February 2006 SANPAOLO IMI sold its 2.2% equity shareholding in Aeroporto G. Marconi di Bologna to IMI Investimenti for 3.5 million euro and realized a capital gain of 3.3 million euro. This exchange, which is part of the Group's efforts towards rationalization of its equity shareholding portfolio, was based on criteria of fairness provided for by regulations governing intra-Group operations between related parties, with particular reliance on the market multiple method for comparable companies;
- on 27 June 2006 SANPAOLO IMI sold its 12.33% equity shareholding in Centro Leasing to Banca CR Firenze S.p.A. for 21.2 million euro and realized a capital gain of 6.6 million euro. The operation was finalized under conditions of fairness (the transfer price was equal to the withdrawal price formally approved by the company officers upon its transformation into a bank, determined on the basis of a valuation prepared by an independent expert);
- on 30 June 2006, SANPAOLO IMI sold its equity shareholding in SCH (0.8%) to its subsidiary Sanpaolo IMI International as part of the process of turning the latter into a vehicle for the management of minority interest equity shareholdings. The sale was transacted at the market price on the date of settlement (11.05 euro p.a.). The sale, which totaled 581 million euro, led to a capital gain of 239 million euro, and was recorded only in the Statement of Income of SANPAOLO IMI, whereas at the consolidated level it was reversed with re-establishment of the corresponding AFS reserve. Sanpaolo IMI International financed its acquisition of the equity shareholding in question through the issue of a profit participating bond subscribed to by the Bank.

Part I – Payment Agreements based on Own Financial Instruments

A. QUALITATIVE INFORMATION

1. Description of payment agreements based on own financial instruments

Stock option

At the Shareholders' Meeting of 31 July 1998, the shareholders authorized the Board of Directors to implement plans for a stock option program for Group executives, by raising increases in paid capital of up to a maximum amount subsequently defined as 40 million euro, corresponding to 14,285,714 shares.

By virtue of this authorization the Board of Directors:
- on 18 December 2001 approved a stock option plan, assigning 171 Group executives, of which about 40 were employed by subsidiaries, 4,030,000 rights, exercisable after the dividend issue for 2003 and not after 31 March 2006, at a price of 12.7229 euro.

At the Shareholders' Meeting of 30 April 2002, the shareholders renewed the Board of Directors' authorization to implement plans for stock option programs for Group executives, by raising increases in paid capital of up to a maximum amount of 51,440,648 euro, corresponding to 18,371,660 shares.

By virtue of this authorization the Board of Directors:
- on 17 December 2002 launched a new stock option plan, assigning 291 Group executives, of which about 77 were employed by subsidiaries, according to the role they occupy, 8,280,000 rights, exercisable after the dividend issue for 2004 and not after 31 March 2007 (extended to 15 May 2007 by resolution of the Board of Directors on 25 January 2005), at a price of 7.1264 euro;
- on 14 November 2005 launched a new stock option plan with the goal of sustaining the Group's Industrial Plan and of encouraging management activities aimed at reaching three-year objectives and a further increase in the share value. The rights were assigned to 48 executives who occupy key positions within the Group and have a strong influence on strategic decisions aimed at achieving the objectives in the Industrial Plan and at increasing the value of the Group. The 2006-2008 Plan includes the assignment of 9,650,000 rights exercisable after the dividend issue for 2008 and not after 30 April 2012, at an exercise price of 12.3074 euro.

B. QUANTITATIVE INFORMATION

1. Changes for the period

In compliance with the provisions of IFRS 2, below is the information on the evolution and details of the stock option plans in favor of the Bank's managers, the Chairman and the Managing Directors, including the key managers (see the information in Part H of these Explanatory Notes).

Evolution of stock option plans in first half 2006

	Number of shares	Average exercise price (€)	Market price (€)
Rights existing as at 31/12/2005	11,529,000	12.3104	13.201 (a)
Adjustments for changes in field of reference (b)	-275,000		
Rights existing as at 31/12/2005 based on the updated field of reference	11,254,000	12.2964	
Rights exercised in first half 2006	-3,938,000	12.4287	
Rights expired (c)	-		
Rights expired in first half 2006 (d)	-		
Rights assigned in first half 2006	-		
Rights existing as at 30/6/2006	7,316,000	12.2253	13.830 (e)
Of which: exercisable as at 30/6/2006			

(a) Reference price as at 30/12/2005.
(b) The field of reference was updated based on changes in the organizational structure that took place in first half 2006.
(c) Concerning rights no longer exercisable following expiry of exercising deadline.
(d) Concerning rights no longer exercisable following expiry of employee termination indemnity.
(e) Reference price as at 30/6/2006.

Break-down of rights by exercise price and residual maturity

Exercise prices (€)	Minimum contractual residual maturity May 2005 - May 2007 (a)	Minimum contractual residual maturity May 2009 - April 2012	Total	of which: exercisable as at 30/6/2006 Total	of which: exercisable as at 30/6/2006 Average residual contractual maturity
7.1264	116,000	-	116,000	-	-
12.3074	-	7,200,000	7,200,000	-	-
Total	**116,000**	**7,200,000**	**7,316,000**	-	-

(a) Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on 25 January 2005.

PRICEWATERHOUSECOOPERS

| PricewaterhouseCoopers SpA

AUDITORS' REPORT ON THE LIMITED REVIEW OF THE FINANCIAL STATEMENTS AS AT 30 JUNE 2006

To the Directors of
Sanpaolo IMI S.p.A.

1. We have performed a limited review of the interim financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code consisting of balance sheet, statement of income, statement of changes in shareholders' equity and statement of cash flows (hereinafter "accounting statements") and explanatory notes of Sanpaolo IMI S.p.A.. The financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code is the responsibility of Sanpaolo IMI S.p.A.'s Directors. Our responsibility is to issue this report based on our limited review. We have also checked the part of the notes related to the information on operations for the sole purpose of verifying the consistency with the remaining part of the financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

2. Our work was conducted in accordance with the criteria for a limited review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with resolution no. 10867 of 31 July 1997. The limited review consisted principally of inquiries of company personnel about the information reported in the financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the data contained in the interim financial statements. The limited review excluded certain auditing procedures such as compliance testing and verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike the audit on the annual financial statements, we do not express a professional audit opinion on the financial statements as at 30 June 2006 pursuant to article 2501-quater of the Civil Code.

3. Regarding the comparative data of the prior year financial statements presented in the "accounting statements", reference should be made to our report dated 11 April 2006. The comparative data as at 30 June 2005 presented in the "accounting statements" have been reviewed by us for the purpose of the limited review of the "accounting statements" and of the explanatory notes as at 30 June 2006.

PRICEWATERHOUSECOOPERS

4. Based on our review, no significant changes or adjustments came to our attention that should be made to the "accounting statements" and explanatory notes, identified in paragraph 1 of this report, in order to make them consistent with the international accounting standard IAS 34.

Turin, 23 October 2006

PricewaterhouseCoopers SpA

Signed by
Sergio Duca
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

File No. 82-35020

REPORT ON THE ADEQUACY OF THE EXCHANGE RATIO PURSUANT TO ARTICLE 2501-SEXIES OF THE ITALIAN CIVIL CODE PREPARED FOR BANCA INTESA S.P.A. BY KPMG S.P.A.

[PAGE INTENTIONALLY LEFT BLANK]

KPMG

(Translation from the Italian original which remains the definitive version)

Banca Intesa S.p.A.

Report of the auditors on the ratio for the exchange of shares pursuant to article 2501-*sexies* of the Italian Civil Code*

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the merger. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

** With respect to the CONSOB Communication N. 73063 of October 5, 2000, this report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders and therefore the issuance of this report would not impair the independence of KPMG S.p.A. under the U.S. independence requirement.*

KPMG S.p.A.
26 October 2006

[PAGE INTENTIONALLY LEFT BLANK]

(Translation from the Italian original which remains the definitive version)

Report of the auditors on the ratio for the exchange of shares pursuant to art. 2501-*sexies* of the Italian civil code

To the Shareholders of
Banca Intesa S.p.A.

1 Purpose and scope of this report

On 14 September 2006, upon the request of Banca Intesa S.p.A. ("Banca Intesa" or the "Bank"), the Presiding Judge of the Milan Court appointed us to prepare our report on the ratio for the exchange of shares of Banca Intesa and of Sanpaolo IMI S.p.A. ("SPIMI"), in accordance with article 2501-*sexies* of the Italian Civil Code. To this end, the Board of Directors of Banca Intesa has provided us with the merger project together with a report prepared by the board (the "Report") which identifies, explains and justifies the exchange ratio pursuant to article 2501-*qunquies* of the Italian Civil Code, and the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code.

The proposed merger project will be subject to approval of the Shareholders of Banca Intesa at the extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

Similarly, the Shareholders of SPIMI will also be called to approve the project at an extraordinary meeting to be held on 30 November 2006 on first call or on 1 December 2006 on second call (if required).

The audit company PricewaterhouseCoopers S.p.A. ("PWC") was appointed by the Presiding Judge of the Turin Court on 29 September 2006 to prepare an equivalent report for SPIMI.

2 Summary of the transaction

The transaction covered by this report may be summarised also considering the press releases published by the two banking groups and the activities that the two boards of directors carried out on 26 August and 12 October 2006.

Boards of directors' meetings of 26 August 2006: announcing the project

During the respective meetings held on 26 August 2006, the boards of directors of Banca Intesa and SPIMI approved the content of a Master Agreement and the guidelines for the project for

the merger of the two banking groups (the "Project"), which will lead to the creation of a new banking player that:

- will be one of the top banking groups of the Euroland, with a market capitalisation exceeding €65 billion;
- will be the Italian banking leader, with more than 13 million customers, an average market share of 20% in all business sectors and a network that, before the sales described later on, comprises more than 6,000 branches in Italy, adequately spread out and well positioned throughout the country;
- will have a targeted post-merger profit of €7 billion for 2009, with an average annual growth in net profit of roughly 13%.

With respect to corporate governance, the Project provides that:

- the bank resulting from the merger will adopt a "dualistic" corporate governance system with a Supervisory Committee and a Management Committee;
- the new bank will adopt an organisational model focused on the "Local Banking" concept, providing for the integration of the two networks, unifying the logo, where local logos are not present.

The share exchange ratio proposed in the Project is 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI. This ratio, which was approved on 26 August on a preliminary basis by the board of directors of Banca Intesa, was however conditional to the findings of the financial and legal due diligence assistance reviews that, according to the provisions of the Master Agreement, was completed before 30 September 2006.

For complete disclosure purposes, we note that ratio of the ordinary shares of Banca Intesa to those of SPIMI calculated on the basis of the arithmetic average of the thirty trading days prior to 23 August 2006 (which is when the first rumours about the merger started to spread) is 3.115.

Period prior to the board of directors' meeting of 12 October 2006: agreement with Crédit Agricole S.A. and due diligence assistance reviews

As part of the Project, in order to protect the strategic interests of Crédit Agricole S.A. ("Crédit Agricole", the majority shareholder of Banca Intesa) in Italy, as well as preserving the interests of all the other Shareholders, Banca Intesa and Crédit Agricole signed an agreement on 11 October 2006 (the "Agreement") that covers various issues, especially the following:

- Branches: subject to the obtainment of the authorisation from the relevant authorities and the signing of the merger deed between Banca Intesa and SPIMI, the Agreement provides for the sale against cash consideration of approximately €6 billion of:

  - the 100% equity investment in Cassa di Risparmio di Parma e Piacenza S.p.A. ("Cariparma") for €3.80 billion;

  - the 76.05% equity investment in Banca Popolare FriulAdria S.p.A. ("FriulAdria") for €0.84 billion;

  - 193 Banca Intesa branches for €1.33 billion.

  In this respect, as clarified in the Report, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to check the adequacy of the agreed consideration. Further to this sales transaction, Banca Intesa will record a gain of approximately €4 billion.

- Asset management: the feasibility of a plan for the creation of a global leader from the combination of the asset management business of the Crédit Agricole Group and the new Group will be checked. Should this plan not be feasible, the Agreement provides that Crédit Agricole is granted a put option (with a corresponding call option for Banca Intesa) for the sale (acquisition) of 65% of CAAM SGR S.p.A. (limited to the assets already belonging to Nextra SGR S.p.A.) for a consideration equal to the amount that Crédit Agricole paid to Banca Intesa for the acquisition of Nextra SGR S.p.A. in 2005, decreased by any dividends collected and increased by the notional cost of borrowings accrued during such period.

  As in the case of the branch sale, the board of directors of Banca Intesa appointed Mr. Paolo Iovenitti to analyse the financial terms of the above transaction.

- Consumer credit: the current agreements will be maintained for three years, after which a possible change in the shareholding structure of Agos S.p.A. will be taken into account, by giving Crédit Agricole the opportunity to buy the 49% stake currently held by Banca Intesa.

Within the required deadlines, as provided for in the Master Agreement, the two banks completed their reciprocal financial due diligence assistance reviews of the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 and consolidated interim financial statements as of and for the six months ended 30 June 2006, supported by their auditors, Reconta Ernst & Young ("REY") for Banca Intesa and PWC for SPIMI, as well as the relevant legal due diligence assistance reviews. As confirmed by the boards of directors of the two banks, their analyses of did not identify any issues, in relation to the figures analysed, that would require an adjustment to the share exchange ratio already announced.

Board of directors' meeting of 12 October 2006: definition of the Project

The boards of directors of the two banks jointly presented the key elements of the Project to the financial community on 13 October 2006, which were those outlined during the Banca Intesa's board's meetings of 26 August 2006, to which the meeting held on 12 October 2006 and the related Report on the merger project pursuant to article 2501-*quinquies* of the Italian Civil Code made reference.

They include the following:

- the project provides for a "mutually-agreed merger of equals". This transaction will lead to the creation of a domestic banking leader in all main product and service sectors, since the two banking groups are highly complementary in both geographical and business terms. It will also lead to the creation of one of the top European banking players in terms of its financial position and performance as well as its market capitalisation;

- the two banking groups have analogous structures and similar organisational models. This will enable the resulting group to benefit from significant synergies as well as to achieve scope economies in terms of production, where the existence of specialised product portfolios and product innovation are a success factor, according to the experience of the European leading banking groups;

- the retail division management will be based in Turin while the corporate division and merchant banking managements will be based in Milan;

- the Project will be implemented through the merger of SPIMI into Banca Intesa;

- Mr. Angelo Provasoli (the "Advisor") assisted and supported the board of directors in fixing the exchange ratio proposed to the Shareholders of Banca Intesa; their results were confirmed by the valuation reports prepared by Gruppo Banca Leonardo S.r.l. ("GBL") and Merril Lynch International ("ML" and GBL and ML together the "Financial Advisors"), the financial advisors of Banca Intesa's board of directors;

- the exchange ratio proposed by the board of directors, which adopted the valuations made by its Advisors, taking into account the findings of the due diligence assistance reviews, confirmed that identified and calculated on a preliminary basis by the board of directors of Banca Intesa on 26 August 2006, ie, 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.

On 16 October 2006, SPIMI announced that the prospected listing of Eurizon (the "prospected Eurizon transaction") had been postponed to 2007, pending the structuring of the asset management business of the new bank. For complete disclosure purposes, we note that such prospected transaction is part of a wider restructuring plan of the fund management and pension fund business of SPIMI, which includes the launch by Eurizon of a takeover bid for the shares of Banca Fideuram S.p.A. ("Fideuram") held by third parties.

The Project is subject to the obtainment of the authorisations from the relevant authorities.

3 Nature and extent of this report

The purpose of this report is to provide the Shareholders with adequate information about the application of the valuation methods adopted by the directors to determine the ratio for the exchange of shares and any valuation difficulties they may have encountered. This report also includes our opinion about whether, under the circumstance, such methods are reasonable and not arbitrary and the relative importance the directors gave to each of such methods, as well as whether they have been correctly applied.

We have not performed a valuation of the banks. This was done by the boards of directors and the professional advisors appointed by them.

4 Documentation utilised

In performing our work, we obtained directly from Banca Intesa and from the auditors of SPIMI, such documentation and information as was considered useful in the circumstances. We analysed such documentation as was made available to us for this purpose and, in particular:

a) the proposed merger project and the reports of the boards of directors of the two banks addressed to the respective extraordinary shareholders' meetings, which, on the basis of the financial statements as of and for the six months ended 30 June 2006, propose a ratio for the exchange of shares as follows:

   3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI excluding any cash settlement.

   The board of directors calculated the share exchange ratio taking into account the strategic aspects of the Project, the share market price over the thirty trading days prior to the announcement of the Project and using the factors provided in the valuation rep orts detailed in points b) and c). The Report details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and the considerations of the directors;

b) the valuation report prepared by the Advisor of Banca Intesa; this report, dated 12 October 2006, details the valuation criteria adopted, why they were chosen, the amounts resulting from their being used and relevant considerations;

c) the fairness opinion on the share exchange ratio expressed by GBL and the fairness opinion of ML, as the Financial Advisors of Banca Intesa's board of directors; such reports, dated 12 October 2006, were again prepared to support the board of directors' decision as to the share exchange ratio;

d) the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code by the respective Boards of Directors of the two banks and the related independent auditors' reports;

e) the valuation report on the share exchange ratio prepared by Citigroup Global Ltd. ("Citigroup"), as the advisor of the board of directors of SPIMI; such report, dated 12 October 2006, sets out the valuation criteria adopted and the amounts resulting from their being used;

f) the following documentation, used by the Advisors to prepare their valuation reports, was subsequently examined, within the scope of our engagement, by our audit company:

- the separate and consolidated financial statements of Banca Intesa and SPIMI as of and for the year ended 31 December 2005 as well as those of their main subsidiaries, accompanied by the related reports of directors, boards of statutory auditors and independent auditors. Specifically, REY issued its audit reports on the separate and consolidated financial statements of Banca Intesa, while PWC issued its audit reports on the separate and consolidated financial statements of SPIMI;
- the consolidated interim financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 accompanied by the respective directors' and independent auditors' reports thereon;
- the business plans presented to the financial community; specifically, the business plans presented by SPIMI and Banca Intesa on 26 October 2005 and 13 July 2005, respectively;

- *balance sheet and income statement projections* of Banca Intesa and SPIMI for the period 2006-09 prepared by the management of the two banks after the signing of the Master Agreement with a view to obtaining stand-alone projections, estimated using consistent timeframes and underlying macro-economic and system assumptions;
- historical market prices and trading volumes of the ordinary and savings shares of Banca Intesa and ordinary shares of SPIMI;
- information prepared by the Advisor and Financial Advisors on banks operating in the same sector on an international level;
- financial surveys and analyses published by specialised agencies and merchant banks;
- the by-laws of the two banks involved in the merger;
- the draft by-laws of the new bank;
- the Agreement between Banca Intesa and Crédit Agricole for the sale of the investments in Cariparma, FriulAdria and 193 branches;
- financial projections of Cariparma, FiulAdria and the 193 branches involved in the sale for the period 2006-09 prepared by the management of Banca Intesa;
- 2006 pre-actual and 2007-09 forecast figures of Eurizon;
- press releases and other information documents on the prospected Eurizon transaction and the takeover bid for the shares Fideuram;
- other data and information of a financial, performance, strategic and trading nature that the management of the two banks or their Advisors provided us with in written form or verbally;
- the reports on the financial due diligence assistance reviews of the separate and consolidated financial statements at 31 December 2005 and the consolidated interim financial statements at 30 June 2006 reciprocally carried out by the two banks with the support of their respective auditors;
- the findings of the legal due diligence assistance reviews discussed with the boards of directors of the two banks;
- the Master Agreement between Banca Intesa and SPIMI signed on 26 August 2006;

g) we have also examined additional documentation as follows:

   - data and information obtained by the Advisors and used by them to express their fairness opinions on the share exchange ratio;

   - press releases and information made available by Banca Intesa's and SPIMI's investor relators;

   - the joint presentation made by the boards of the two banking groups on 13 October 2006;

   - the merger plan provided by the board of directors of Banca Intesa and sent to Bank of Italy;

h) accounting and historical information and any other information considered relevant for the purposes of this report.

We also have obtained representations that, as far as the board of directors of Banca Intesa is aware, there have been no significant changes to the figures and information which we considered during our analysis.

5 Valuation methods adopted by the board of directors

The board of directors of Banca Intesa and its Advisor, considered it appropriate to identify individual valuation methods in accordance with current best practice, which would enable the two banks to be valued on a consistent basis.

5.1 Methods chosen and valuation criteria

Methods chosen may be summarised as follows:

- The (i) "DDM", (ii) the "discounted earnings method", (iii) the "UEC method", (iv) the "market multiples method" and, lastly, (v) the "linear regression method" are the main methods adopted;

- the (i) "market price method" and (ii) the "equity report method" have been used as control methods. As described by the board of directors of Banca Intesa and its Advisor, these methods have not been considered as main methods solely in order to ensure greater analysis coverage using analytical criteria in relation to the fact that the effect of events occurring after 23 August 2006 on the share market prices, especially Banca Intesa share, are not immediately verifiable (see the Agreement).

Furthermore, the aims of these methods are twofold: individually, they check the reliability of the results of the main methods, while jointly they can help to identify suitable adjustments to the results arising from the application of the main methods.

5.1.1 *The DDM*

The DDM ("discounted dividend method") defines the fair value ("W") of a company based on the expected future dividends that the company will distribute to its shareholders, discounted to present value using a rate that reflects the particular risk level of equity requested by investors/shareholders for investments with similar risk peculiarities.

The method adopted requires that future dividends be estimated on an "analytical" basis over the time period covered by the financial projections of the two banks subject to the valuation, considering the assumed distributable dividends. In particular, the calculation of future dividends considered the effects arising from:

- the sale of the investments in Cariparma and FriulAdria and 193 branches of Banca Intesa. In particular, future dividends have been estimated for each year by applying the pay-out estimated by management to the forecast profits, net of the portion attributable to the investments and branches subject to sale;

- the expected cash flows arising from the prospected Eurizon transaction, considered as additional capital for SPIMI. The forecast profits have been adjusted for the effects of such cash flows and the estimated pay-out has been applied thereto to estimate future dividends;

- the surplus (or deficit) in the "core" tier 1 capital with respect to the minimum amount held adequate when calculating the dividend for the last period of "analytical" forecasts (Dn).

For the period subsequent to those covered by projection, the "terminal value" was calculated using the capitalisation of the "free cash flow for shareholders", which has been calculated on the basis of the following:

- the average expected 2007-09 profits, adequately normalised and adjusted to take into account the effect arising from the distribution of tier 1 capital surplus, calculated using interest market rates for short-term financial assets;

- the retained earnings, which should be used to ensure adequate gearing ratio.

The formula used is as follows:

$$W = \sum_{t=1}^{n} \frac{D_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + AC$$

where:

D_t = dividend series estimated on the basis of the banks' financial projections;

Ke = cost of equity. Ke reflects the particular risk level of the banks subject to valuation. It has been measured using the CAPM (Capital Asset Pricing Model), considering the return on risk-free investments (risk-free rate) and a premium for the specific risk of the investment in the equity of such banks, expressed by multiplying the market risk premium by the specific beta coefficient of each bank;

AC = additional capital ie, the expected effects on cash flows of the consideration for the sale of Crédit Agricole, net of the related tax impact (Banca Intesa) and from the prospected listing of Eurizon and the tender offer for Fideuram, assuming 100% acceptance (SPIMI);

TV. = terminal value (TV) estimated on the basis of the free cash flow for a shareholder in perpetuity, using the following formula:

$$TV = \frac{D_{n+1}}{(K_e - g)}$$

where:

D_{n+1} = "free cash flow for a shareholder in perpetuity";

g = long-term growth rate, ie, the ability of the free cash flow to grow in the long term used in the calculation of the terminal value.

5.1.2 *The discounted earnings method*

The discounted earnings method defines the fair value ("W") of a company's equity on the basis of its ability to independently generate future profits.

Under this model, the projected profit of a company should be estimated. In this case, the projected profit includes the forecast profits for the years normalised over the time period covered by the financial projections and the average-normal profit for a subsequent indefinite period. The profits of each year have been normalised in order:

- to eliminate or mitigate the effect of any extraordinary or non-recurring income items;
- to reflect the expected impacts of the extraordinary transactions described above for the calculation of the DDM distributable dividend.

This method provides for the discounting of expected profits at present value using an interest rate considered appropriate in relation to the particular risk of the investment considered.

The following formula has been applied:

$$W = \sum_{t=1}^{n} \frac{NE_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + AC$$

where:

NE_t = analytical net earnings, adequately normalised, estimated for each year of the period covered by the analytical forecasts;

Ke = cost of equity, quantified using the CAPM approached described above;

AC = additional capital, ie, the expected effects of the transactions described above for DDM on cash flows;

TV = terminal value (TV), obtained by capitalising in perpetuity the expected average-normal profit, estimated as the average 2007-09 forecast profits increased by the growth rate, using the following formula:

$$TV = \frac{NE_{n+1}}{(K_e - g)}$$

where:

NE_{n+1} = expected average normal net earnings in perpetuity;

g = long-term growth rate.

5.1.3 The UEC method

This is a mixed asset- and income-based method with independent measurement of goodwill. It calculates the value of the economic capital of a company on the basis of the following:

- the Bank's adjusted equity;
- the value of the intangible asset attributable to deposits from customers ("goodwill");
- the goodwill adjustment calculated by discounting, over a period of "n" years, the expected excess return in relation to the sum of adjusted equity and the value of goodwill.

The fair value ("W") of a company's equity is calculated using the following formula:

$$W = K' + (NE - iK')a_{n \neg i'} + AC$$

where:

K' = adjusted equity at 30 June 2006, including the value of goodwill;

NE = expected average normal net earnings;

i = interest rate considered adequate in relation to the type of investment, estimated using the above-mentioned CAPM approach;

i' = discount rate for the additional profit ("overprofit" or "underprofit") assumed to be equal to the risk-free rate;

n = number of years over which the amount of additional profit is discounted to present value;

AC = additional capital.

The adjusted equity has been calculated on the basis of the book value of equity at 30 June 2006, including the profit for the first half year, and the expected balance sheet impacts of the sale of investments and 193 branches (Banca Intesa) and of the prospected Eurizon transaction (SPIMI).

The application of this method requires that the intangible assets which may be independently traded to be estimated. It is normal practice when banks are being valued that deposits from customers (deposits, assets under management and administration) be independently measured. Funding reflects the bank's ability to attract funds and, therefore, its image, market share and customer relationships.

Funding has been measured by reference to the various consolidated items relating to deposits from customers and assets under management and administration at 30 June 2006, adjusted for the portion pertaining to minority interests. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been separated from such consolidated adjusted figures. Fideuram's assets under management have been measured using a particular coefficient. Goodwill has been measured using multiplying coefficients in line with normal valuation practice.

The expected average-normal profit has been calculated based on the 2005 consolidated profit and 2006-09 consolidated profit forecasts. Such amounts have been normalised, as already described for the discounted earnings method.

5.1.4 *The market multiples method*

Under this method, the value of a company is calculated by reference to information gathered on the equity market about companies with characteristics similar to that under valuation.

This method is carried out through the following stages:

- identification of a sample of comparable listed banks. In this case, comparability has been assessed with particular reference to market capitalisation. Considering that Banca Intesa and SPIMI are two of the largest banks at an European level, a sample of 21 listed banks of Euroland, Switzerland and Great Britain has been selected;

- calculation of the multiples (usually, at least in banking terms, the market price to expected profit ratio and the market price to equity ratio), ie, ratios of the market prices to income and asset figures of relevant banks;

- application of such multiples to the relevant figures of the banks under valuation. In this case, the balance sheet and income statement figures have been adjusted for the effects of the Agreement (Banca Intesa) and the prospected Eurizon transaction (SPIMI).

5.1.5 *The linear regression method*

Under this method, the equity value is calculated using the statistical correlation between expected ROAE and the market price to the equity book value ratio ("P/BV")

Using this correlation, expressed using the linear regression method, the equity of a company can be estimated based on its expected profit (measured using the ROAE) and its assets (measured using its equity or book value of equity or "BV").

The application of such method requires:

- identification of a sample of comparable listed banks having a significant correlation between the P/BV ratio and expected ROAE;
- quantification of the parameters (angular coefficient and intercept) of the interpolation straight line, using the linear regression method;
- calculation of a company's equity based on the parameters identified as above and on the company's ROAE and equity book value.

5.1.6 *The market price method*

Under this method, a company's fair value is estimated based on the direct market prices recorded during a significant period of time ending close to the valuation date.

Since it is necessary to mitigate the effect of the short-term fluctuations typical of financial markets, it is normal practice to extend the analysis of market prices to various timing intervals.

5.1.7 *The equity reports method*

Under this method, the unit value of shares is estimated based on the average target prices indicated by financial analysts. The method is based on a selection of a significant sample of reports issued by analysts on the shares of the banks under valuation.

5.2 *Treatment of the various share classes*

The merger provides for the exchange of ordinary and preferred shares of SPIMI for newly-issued shares of Banca Intesa. The board of directors of Banca Intesa calculated the exchange ratio on the following basis:

- SPIMI's preferred shares have been treated as ordinary shares in line with the provisions of the bank's by-laws for extraordinary transactions involving ordinary share capital;

- treasury shares held by the two banks have not been considered in the calculation of the share unit value;

- for the purposes of the calculation of the share unit value, the non-convertible savings shares of Banca Intesa have been measured taking into account market discounts, considering however the rights of such class of shares. In particular, the number of ordinary share equivalents has been calculated on the basis of the price spread recorded on the stock exchange market over the thirty trading days prior to 23 August 2006. Therefore, the number of shares taken into account is as follows:
  - Banca Intesa: 6,879,052,690;
  - SPIMI: 1,871,751,951.

6 Valuation problems encountered by the board of directors

The main valuation problems encountered related to:

- *use of the consolidated financial statements as the main reference for the calculation of the adjusted equity and expected profits.* This was necessary due to the complex structure of the groups headed by the banks involved in the merger. The problems emerged when adjusting the equities and profits due to the dissimilarity of minority interests in profits and equities of the various group companies and their variability over time;

- *existence of ordinary and savings shares.* Since there were differences between the market price of ordinary and savings shares, the calculation of the ordinary share unit value has meant that the number of ordinary share equivalents to the savings shares considered had to be determined;

- *changes in the Intesa and SPIMI group structures.* Following the sales of the investments in Cariparma and FriulAdria and 193 branches, problems have been encountered in calculating assets and expected profits and dividends. The financial projections have been adjusted to reflect the effect of such sales. Similarly, with respect to SPIMI, the prospected Eurizon transaction has led to adjustments to the figures used in the application of the various valuation methods. This was also necessary in order to use a consistent approach with that applied to Banca Intesa, especially in relation to the cash flows arising from the transaction.

- *use of forecast figures*. The valuation was based on the forecast figures derived from the financial projections. Such figures are, by their nature, of an uncertain nature.

7 Results of the valuation performed by the board of directors, approach to the assignment of Banca Intesa shares and share characteristics

7.1 *Results of the valuation performed by the board of directors*

The value of the economic capitals of Banca Intesa and SPIMI, the related share unit values and consequent share exchange ratios calculated by the Advisor on the basis of the valuation methods described above and adopted by the board of directors are as follows:

Valuation method		Banca Intesa		SPIMI		Exchange ratio
		100% fair value (€ billion)	Value per share (€)(1)	100% fair value (€ billion)	Value per share (€)(1)	No. of Intesa ordinary shares for each SPIMI share (2)
Main						
DDM		34.4	5.000	27.0	14.420	2.883
Discounted earnings		39.2	5.710	33.7	18.000	3.153
UEC		35.0	5.090	29.1	15.520	3.048
Linear regression	ROAE 07 P/BV	31.3	4.550	22.4	11.960	2.630
	ROAE 08 P/BV	31.6	4.590	25.1	13.390	2.918
Market multiples	P/E 2006	30.8	4.480	23.3	12.440	2.775
	P/E 2007	31.5	4.580	23.4	12.520	2.736
	P/E 2008	30.7	4.460	25.0	13.400	3.004
	P/BV 2006	36.7	5.340	31.5	16.820	3.149
	P/BV 2007	35.4	5.150	30.5	16.280	3.161
	P/BV 2008	34.1	4.960	29.9	15.980	3.225
Control						
Market price	Average 30 sessions		4.500		14.020	3.115
	Average 60 sessions		4.500		13.840	3.079
	Average 90 sessions		4.570		14.150	3.099
Equity report			5.170		15.700	3.038

(1) The value per share of the two banks has been calculated on the basis of equivalent ordinary shares

(2) SPIMI ordinary and preferred shares

As reported by the board of directors, the exchange ratios arising from the main valuation methods range between 2.630 and 3.225 with limited variability.

Indeed, the Report clarifies that the average and median of the results obtained are 2.971 and 3.004, respectively.

In addition, the board of directors showed that the exchange ratios arising from the control methods fall within the range mentioned above. As described in the Report, in order to identify an exchange ratio range with a lower lever of dispersion than the average and median, the board of directors of Banca Intesa held it adequate to eliminate the greatest and lowest figures of the above range, therefore selecting an exchange ratio ranging between 2.736 and 3.161, the relevance of which is confirmed by the results of the control methods.

In the light of the above and considering the strategic aspects of the Project and the share market prices over the thirty trading days prior to the announcement of the merger, the board of directors of Banca Intesa has identified, within the range set out above, the following ratio for the exchange of shares to be proposed to the Shareholders in the meeting for merger of SPIMI into Banca Intesa:

- **3.115 ordinary shares of Banca Intesa for each ordinary and preferred share of SPIMI.**

7.2 *Approach to the assignment of Banca Intesa shares and share characteristics*

In addition to the above, according to the Report:

- by executing the merger, the outstanding ordinary and preferred shares of SPIMI will be cancelled. The share capital of SPIMI amounted to €5,399,586,248 at 30 June 2006, comprising 1,590,672,318 ordinary shares and 284,184,018 preferred shares with a unit value of €2.88;

- at the same time, the Shareholders of the merged bank will be granted, on the basis of the share exchange ratio set out above, a maximum of 5,841,113,544 ordinary shares of Banca Intesa with a nominal value of €0.52 each. The share capital of Banca Intesa amounted to €3,613,001,196 at 30 June 2006, comprising 6,015,588,662 ordinary shares and 932,490,561 non-convertible savings shares with a nominal value of €0.52;

- there will be no cash settlements to the Shareholders of the two banks;

- the boards of directors or boards of statutory auditors of the two banks will be granted no special benefits;

- in calculating the maximum number of Banca Intesa ordinary shares to be assigned to SPIMI's shareholders, the 284,184,018 preferred shares of SPIMI have been taken into account, to which the same exchange ratio as that established for ordinary shares will be applied;

- the merger deed will state that one of SPIMI's shareholders waived its right to exchange the share fraction necessary to ensure the overall reconciliation of the merger;

- however, a service for the treatment of any share fractions, at market price, will be made available to the Shareholders of the new bank, without incurring any additional costs, duties or commissions;

- the newly-issued shares of the merging bank servicing the exchange, which will be listed in the same manner as the currently outstanding shares of Banca Intesa, will be made available to the shareholders of the merged bank using the specific methods of dematerialised shares deposited with Monte Titoli S.p.A., as of the first working day following the merger effective date under the Italian Civil Code. Such date will be made public through a specific press release on the merger published in at least one newspaper with nationwide circulation;

- the newly-issued ordinary shares of Banca Intesa will bear the same rights as those of the same class outstanding at the issue date; therefore such shares will have regular coupon detachment (on 1 January 2006).

8 Work done

8.1 Work done on the "documentation utilised" referred to in point 3

As already mentioned:

- REY audited the separate and consolidated financial statements of Banca Intesa as of and for the year ended 31 December 2005, while PWC audited the separate and consolidated financial statements of SPIMI at the same date;

- REY reviewed the consolidated interim financial statements of Banca Intesa as of and for the six months ended 30 June 2006 while PWC reviewed the consolidated interim financial statements of SPIMI at the same date;

- REY and PWC respectively reviewed the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code.

Furthermore:

- we obtained information from REY and PWC about with their audits of the separate and consolidated financial statements of Banca Intesa and SPIMI at 31 December 2005 and their reviews of the consolidated interim financial statements at 30 June 2006, respectively, and verified that there were no significant issues having an impact on the application of the valuation methods;

- we obtained information and verbal clarifications about the report on the financial due diligence assistance reviews reciprocally carried out on the respective separate and consolidated annual at 31 December 2005 and consolidate interim financial statements at 30 June 2006 by the two banks with the support of their auditors;

- we obtained the reports of REY and PWC on the financial statements of Banca Intesa and SPIMI as of and for the six months ended 30 June 2006, respectively, prepared in accordance with article 2501-*quater* of the Italian Civil Code;

- we obtained information and verbal clarifications about the legal due diligence assistance reviews carried out by the two banks;

- including through inquiries with the board of directors of Banca Intesa, we gathered information about any events that occurred after the reporting date of the consolidated interim financial statements (30 June 2006), the financial statements as of and for the six months ended 30 June 2006 prepared in accordance with article 2501-*quater* of the Italian Civil Code and after the announcement of the Project, that may have a material impact on the figures calculated for the purposes of the Report;

- we discussed the criteria used to prepare the 2006-09 financial forecasts of Banca Intesa and SPIMI with the relevant boards of directors, which were specifically produced by the respective planning divisions for the purpose of providing a comparable basis for analysing the potentials of the new bank, subject to the limitations and uncertainties related to any kind of forecast. Meanwhile, we also verified that the above forecasts had been prepared using a consistent basis while considering the specific characteristics of each bank;

- through discussions with the board of directors of Banca Intesa, we gathered information about any balance sheet and income statement impacts not included in the above-mentioned 2006-09 forecasts and expected from the prospected sale of the investments in Cariparma, FriulAdria and the 193 Banca Intesa branches to Crédit Agricole.

8.2 *Work done on the valuation methods*

Considering the nature of our engagement:

- we examined the merger project, the financial statements as of and for the six months ended 30 June 2006 prepared pursuant to article 2501-quater of the Italian Civil Code and the reports of Banca Intesa's and SPIMI's board of directors addressed to the relevant Shareholders in connection with their extraordinary meetings;
- we examined the reports of the Advisors;
- we examined Banca Intesa's and SPIMI's by-laws as well as the draft by-laws of the new bank;
- we checked that the reasons of the board of directors of Banca Intesa and its Advisor for the adoption of the valuation methods used in the calculation of the exchange ratio were complete and not inconsistent;
- we performed a critical analysis of the methods used by the board of directors of Banca Intesa and any elements useful to establish that such methods were adequate, in the specific circumstances, to calculated the economic values of the two banks involved;
- we checked whether the valuation methods were applied consistently, including by analysing the work papers prepared by the three Advisors;
- we performed a sensitivity analysis, including by comparing the various valuation methods used by the three Advisors of Banca Intesa's board of directors, in order to verify the extent to which the selected exchange ratio is affected by changes in the underlying assumptions and parameters;
- we checked whether the data used were consistent with the reference sources and, especially, the "documentation utilised";
- we analysed and discuss the overall work performed and related results with Banca Intesa's board of directors and the three Advisors;

- we discussed the work performed on the similar documentation for SPIMI with PWC;
- during the meetings with PWC, we discussed the valuation approach and methods adopted with Citigroup;
- we checked the accuracy of the calculations on which basis the exchange ratio was fixed by the board of directors and the Advisor;
- we obtained a representation letter signed by the legal representative of Banca Intesa, stating that, as of the date of this report, no events had occurred that would require adjustments to the data and content of the documentation analysed or to the valuations made by the board of directors for the calculation of the exchange ratio.

9 Comments on the suitability of the valuation methods and on the soundness of their results

With reference to this engagement, the decision-making process of Banca Intesa's board of directors mainly aimed at estimating the economic values of the individual banks involved in the Project by applying consistent criteria, so that it may fix the exchange ratio. Indeed, the ultimate aim of merger valuations is not the calculation of the absolute value of the economic capitals of companies involved, but the identification of comparable values useful for the calculation of the exchange ratio. Therefore, merger valuations are meaningful only in their relative aspects and cannot be used as estimates of the absolute values of the companies involved in transactions other than the merger with respect to which they have been carried out and, accordingly, cannot be used for any other purposes.

That being said, the main considerations, in terms of reasonableness and non-arbitrariness under these circumstances, on the valuation methods used are as follows:

- Banca Intesa's board of directors' choice to adopt a multiplicity of methods for the calculation of the exchange ratio is actually reasonable and not arbitrary, also taking into account normal market practice and the characteristics of the transaction. These methods consisted in (i) the "DDM", (ii) the "discounted earnings method", (iii) the "UEC method", (iv) the "multiple market method" and (v) the "linear regression method". Moreover, the report prepared by the board of directors on the merger in question gives a complete view of the peculiarities of the various methods used and the approach to their implementation;
- the valuation methods adopted by the Advisor and the board of directors are those generally accepted at both national and international level and are widely accepted by financial and corporate theories dealing with valuations of banks operating in the same sector;

- in valuating the banks involved in the merger, the board of directors of Banca Intesa adopted criteria based on the principle of consistent valuation and their results are not only comparable for the purpose of fixing the exchange ratio but also capture the particular characteristics of each bank;

- the adoption of a multiplicity of methods by Banca Intesa and its Advisor has enabled them to obtain a considerable analysis coverage, leading to the identification of a range of exchange ratios that have been also confirmed by the analyses carried out by GBL and ML;

- the equal importance given to the main methods used by the Advisor and the board of directors in the identification of a range of reference values meant that the prioritisation of the criteria was not necessary;

- the board of directors of Banca Intesa fixed the exchange ratio to be subject to the Shareholders' approval, identifying it within the above-mentioned range. Taking into account the strategic aspects of the Project, the board of directors decided to fix an amount that is in the upper half of the range, also based on the results of the control methods, especially with reference to the average market prices recorded in the thirty trading days prior to the announcement of the transaction involving the shares of Banca Intesa and SPIMI;

- making reference to stock market prices is reasonable for companies with a high level of market capitalisation, large and widespread float and a high level of trading volumes, as is the case of Banca Intesa and SPIMI. Furthermore, the Advisor and Financial Advisors appreciated and confirmed the soundness of the exchange ratios arising for the average stock market prices in their respective reports. The decision of Banca Intesa's board of directors to use the mathematical average of the stock market prices in the period prior to 23 August 2006, when the first rumours about the Projects commenced to spread, seems to be appropriate;

- the valuations have been made on a stand-alone basis, ie, regardless of any synergies that may arise from the prospected combination of the operating activities of the two banks. The use of analytical methods, based on projections specifically made by the boards of directors of the two banks over a long time period for the purpose of providing a basis for comparison is justified since it provided the opportunity to identify the medium-term effects of the stand-alone growth of the two banks;

- for the purposes of their verification of any impacts of any subsequent events occurred after the Project was announced, especially with reference to the transactions covered by the Agreement and the prospected Eurizon transaction, on their calculation of the exchange ratio, the board of directors of Banca Intesa has:

- obtained a fairness opinion on the transactions carried out with Crédit Agricole, which confirms that the agreed consideration was reasonable;
- reflected the balance sheet and income statement items that may be related to the prospected transactions (Agreement and prospected Eurizon transaction) in the application of its valuation methods;

- the sample of comparable companies and the multipliers adopted in the application of the multiple market methods have been reasonably identified. We especially agree on the decision to use a sample that included the European leading banks, in relation to the size and the competitive market of the new bank;
- the board of directors of Banca Intesa used adjusting criteria to fix the exchange ratio taking into account the various classes of shares of Banca Intesa that are in line with relevant practice;
- the consideration of the board of directors about the substantial immateriality for the purposes of fixing the exchange ratio of any effects arising from the existing stock option plans is, in this case, reasonable, considering that any such effects would not be significant.

10 Particular limitations and significant issues identified during our work

The main difficulties and limitations encountered in performing this engagement are as follows:

- the board of directors and its Advisor adopted analytical valuation methods to fix the exchange ratio. The application of these methods entails making reference to historical profit figures as well as using financial forecasts and projections that are, by their nature, of an uncertain nature, subject to significant changes in the scenario and susceptible to variations in the reference market and the macroeconomic scenario, especially in the banking sector.
- although stock market prices reflect the actual values expressed by the market, they are nevertheless subject to (significant) fluctuations deriving from the volatility of the markets. However, the effect of any fluctuations in stock market prices should be contained by the use of average market prices for both banking groups.

- given the complex structure of the two groups, a number of problems emerged from the use of the consolidated financial statements when adjusting equities and profits, due to the dissimilarity of minority interests in profits and equities of the various subsidiaries and their variability over time;

- due to the sale of the investments in Cariparma and FriulAdria and the 193 branches for Banca Intesa and the prospected Eurizon transaction for SPIMI, which are extraordinary transactions that will follow the implementation of the process for the set-up of the new bank, the recalculation of expected profits and dividends is difficult. Despite the fact that it is assumed that those transactions yet to take place will happen for the purposes of the Project, the related valuation methods are such as not to be influenced for the purposes of the exchange ratio fixing;

- except for the transactions covered by the Agreement and the prospected Eurizon transaction, the 2007-09 financial projections prepared by Banca Intesa and SPIMI do not consider the significant extraordinary transactions carried out by the two banks and being carried out after the board of directors' meeting of 12 October 2006. Considering the prospected acquisition of Bank of Alexandria (S.A.E.) by SPIMI and in line with normal practice for subsequent events, we analysed the related supporting documentation and discussed with Banca Intesa management the lack of any impacts of such transactions on the exchange ratio valuations made by the board of directors of Banca Intesa.

Lastly, without prejudice to the reasonableness and non-arbitrariness of the valuation methods adopted, we note that, in their Report, the board of directors fixed the exchange ratio to be subject to the approval of the Shareholders of Banca Intesa at 3.115 ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI, thus choosing one of the figures in the upper half of the range resulting from the application of the main valuation methods, "*considering the strategic aspects of the transaction and the market prices over the thirty trading days prior to the announcement of the transaction*".

The above issues have been taken into account for the purposes of the preparation of this report on the suitability, in terms of reasonableness and non-arbitrariness, of the share exchange ratio.

11 Conclusions

Based on the documentation examined and the procedures listed above, and taking into account the nature and scope of our work, as disclosed in this report, we believe that the valuation methods adopted by the board of directors of Banca Intesa, including on the basis of the recommendations of its Advisors, are adequate as they are, in the circumstances, reasonable and not arbitrary. Moreover, we believe that such methods have been applied correctly for the purposes of fixing the share exchange ratio, included in the Project, **at 3.115 newly-issued ordinary shares of Banca Intesa for each ordinary or preferred share of SPIMI**.

Milan, 26 October 2006

KPMG S.p.A.

(signed on the original)

Piero Bianco
Director of Audit

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File No. 82-35020

RECEIVED
2006 NOV 27 P 1:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[illegible]
[illegible]
[illegible] ARTICLE 2501-SEXIES OF THE ITALIAN CIVIL CODE,
PREPARED FOR SANPAOLO IMI S.P.A. BY
PRICEWATERHOUSECOOPERS S.P.A.

[PAGE INTENTIONALLY LEFT BLANK]

SANPAOLO IMI S.p.A.

DISCLAIMER

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under "Risk Factors" in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006. Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.

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SANPAOLO IMI SPA

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

PRICEWATERHOUSECOOPERS

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

CONTENTS

Page

		Page
1	Objective and scope of the engagement	1
2	Purpose and scope of this report	2
3	Documentation utilized	2
4	Valuation methods adopted by the Boards of Directors to determine the Exchange Ratio	6
	4.a General	6
	4.b Valuation methods utilized	9
	4.c The valuation methods adopted by the Board of Directors of Sanpaolo IMI and its Advisor	14
	4.d Summary of the valuation methods	22
5	Valuation problems encountered by the Board of Directors of Sanpaolo IMI	23
6	Result of the valuation performed by the Board of Directors	25
7	Work done	26
	7.a Work done on the documentation utilized	26
	7.b Work done on the methods used to determine the Exchange Ratio	27
8	Comments on the suitability of the methods used and the accuracy of accounting estimates	28
9	Specific limitations encountered by the auditors in carrying out the engagement	32
10	Conclusion	33

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PricewaterhouseCoopers SpA

AUDITING FIRM'S REPORT RELATING TO THE RATIO FOR THE EXCHANGE OF SHARES PURSUANT TO ARTICLE 2501 sexies OF THE ITALIAN CIVIL CODE

PROPOSED MERGER BY INCORPORATION OF SANPAOLO IMI SPA IN BANCA INTESA SPA

To the stockholders of

Sanpaolo IMI SpA
Piazza San Carlo, 156
10121 Turin

1 OBJECTIVE AND SCOPE OF THE ENGAGEMENT

We have been appointed as independent experts by the Court of Turin to prepare our report, in accordance with the third comma of article 2501 sexies of the Italian Civil Code, on the ratio for the exchange of shares (hereinafter, the 'Exchange Ratio') of Sanpaolo IMI SpA (hereinafter 'Sanpaolo IMI') with those of Banca Intesa SpA (hereinafter, 'Banca Intesa', together with Sanpaolo IMI 'the Banks'), in the context of the merger by incorporation of Sanpaolo IMI in Banca Intesa (hereinafter 'the prospective merger transaction', otherwise known as 'the prospective merger'). To this end the Board of Directors of Sanpaolo IMI has provided us with the merger project together with a Report prepared by the Board of Directors which identifies, explains and justifies the Exchange Ratio in terms of article 2501 sexies of the Italian Civil Code, and the Balance Sheet situation as of June 30, 2006 as prepared in accordance with article 2501 quater of the Italian Civil Code.

The proposed merger project will be subject to approval at an Extraordinary General Meeting of the shareholders of Sanpaolo IMI, to be held on November 30, 2006, or on December 1, 2006, if required. In the same way, the shareholders of Banca Intesa will also be required to approve the project at an Extraordinary General Meeting to be held on November 30, 2006, or on December 1, 2006, if required.

The audit firm KPMG SpA (hereinafter 'KPMG') has been appointed by the Court of Milan to prepare a similar report on the Exchange Ratio for Banca Intesa.

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2 PURPOSE AND SCOPE OF THIS REPORT

The purpose of this report is to provide the shareholders of Sanpaolo IMI with information regarding the correct application of the valuation methods adopted by the Directors in determining the Exchange Ratio as part of the merger process, the problems they have encountered, and whether, under the circumstances, such methods are reasonable and not arbitrary, according to the relative importance placed on each of these by the Directors.

In examining the valuation methods adopted by the Directors, based on the advice of their advisor, (as indicated in section 3) ii), we have not performed a valuation of the Company. This valuation was performed exclusively by the Directors and the Advisor appointed by them for the purpose of providing a comparative economic value for the Banks, for the sole purpose of this prospective merger transaction, and thus should only be considered in relative terms.

Furthermore, the conclusions set out in this report are based on the sum of the factors and considerations therein contained. Therefore, no part of this report can be considered, or used in any way, separately from the document taken as a whole.

3 DOCUMENTATION UTILIZED

In performing our work, we obtained directly from Sanpaolo IMI and from Banca Intesa such documentation and information as was considered useful in the circumstances. We analyzed such documentation as was made available to us for this purpose and, in particular:

i) The proposed merger project and the reports of the Directors of the two Banks addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet situation as of June 30, 2006, propose the following Exchange Ratio:

   3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI.

   This Exchange Ratio has been determined by the Directors of the Banks on the basis of the factors provided in the valuation reports as described at point (ii) below.

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ii) The Report as prepared by Citigroup Global Markets Limited, as advisor to Sanpaolo IMI (hereinafter 'the Advisor to Sanpaolo IMI', or the 'Advisor', or 'Professional Advisors'), and the valuation Report prepared by Prof. Angelo Provasoli of Partners Consulenti e Professionisti Associati (hereinafter 'Provasoli'), GBL Srl (hereinafter 'GBL', 100% controlled by Gruppo Banca Leonardo) together with the fairness opinion provided by Merrill Lynch International (hereinafter 'Merrill Lynch), as advisors to Banca Intesa (hereinafter 'the Advisors to Banca Intesa'); these reports, dated October 12, 2006, prepared at the request of the Banks, set out in detail the valuation criteria adopted, the reasons for which they were chosen, the amounts resulting from their being used, the considerations of the respective Advisors as well as the problems and limitations encountered.

iii) The following documentation was used by the 'Advisor' to prepare its valuation report and, subsequently, within the scope of our engagement, by our audit firm as well:

- The statutory and consolidated financial statements of Sanpaolo IMI and Banca Intesa as of December 31, 2005, accompanied by the Reports of the Board of Directors, the Reports of the Board of Statutory Auditors (Sindaci) and the Auditors' Reports. In particular, we have prepared the audit reports in respect of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2005, whilst the audit firm Reconta Ernst & Young has prepared the external audit Reports in respect of the statutory and consolidated financial statements of Banca Intesa as of December 31, 2005;

- The half year financial statements of the Banks as of June 30, 2006 provided together with the auditors' Reports as prepared by the audit firms, following the limited audit procedures undertaken (the same audit firms as aforementioned);

- The balance sheet as of June 30, 2006 of each of the Banks, prepared in accordance with article 2501 quater of the Italian Civil Code, and also subject to limited audit procedures performed by the aforementioned audit firms;

- Business Plans publicly presented by the Banks, in particular:
  - Sanpaolo IMI's Business Plan for the period 2006-2008, as presented on October 26, 2005;
  - Banca Intesa's Business Plan for the period 2005-2007, as presented on July 13, 2005;

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- The financial Revised Forecasts prepared by the management of Sanpaolo IMI and Banca Intesa on a "stand alone" basis in the context of the proposed merger and in relation to the period 2006-2009 (hereinafter 'the Revised Forecasts'). These forecasts have been developed on the basis of the business plans noted in the point above;

- Information prepared by the Advisor on companies operating in the same sector on a national and international level; in particular, publicly available information on certain listed companies has been used and reference to recent merger and acquisition transactions, which we deemed relevant for the purposes of our engagement, has been made;

- The stock market performance of the shares of the two Banks through different periods of time;

- The Information Memorandum relating to the public offer for the acquisition (hereinafter, the 'OPA BF') by Eurizon SpA (100% owned by Sanpaolo IMI) of the remaining share capital of Banca Fideuram SpA;

- Master Agreement, approved on August 26, 2006 by the respective Board of Directors of Sanpaolo IMI and Banca Intesa, detailing the key points of the integration plan between the two Banks (hereinafter 'Master Agreement'), including a forecast provisional Exchange Ratio, for the sole purpose of the proposed merger transaction, equal to 3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI;

- The Articles of Association of the company arising as a result of the prospective merger, as prepared by the Board of Directors of Sanpaolo IMI, on October 12, 2006;

- Conclusions of the administrative accounting due diligence and the legal due diligence performed by Sanpaolo IMI on Banca Intesa, with the assistance of PricewaterhouseCoopers SpA and of Studio Benessia-Maccagno, respectively;

- The draft documentation and supporting information, including financial information in relation to the Agreement between Banca Intesa and Crédit Agricole (hereinafter 'CA'). Such information has been subsequently examined by us in the final version and illustrated as follows;

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In preparing this report we have obtained and examined the following additional information:

- Integration plan Sanpaolo IMI-Banca Intesa – key points for the purposes of the Bank of Italy's authorization, presented in the document approved by the Board of Directors of Sanpaolo IMI, on October 12, 2006;

- Documentation relating to the Agreement between Banca Intesa and CA, which holds 17.84% of the voting rights of Banca Intesa, in particular:

  - Sale agreement, dated October 11, 2006 between Banca Intesa and Crédit Agricole (hereafter 'CA Agreement'), for the sale by Banca Intesa of Cassa di Risparmio di Parma e Piacenza Spa (hereinafter 'Cariparma'), of Banca Popolare Friuladria SpA (hereinafter 'Friuladria') by Banca Intesa and of 193 branches by Banca Intesa;

  - "Put and call option" agreement, dated October 11, 2006 between Banca Intesa and CA, related to 65% of the investment held in Crédit Agricole Asset Management SGR (currently known as Nextra SGR and hereinafter 'CAAM');

- Preclosing figures for 2006 and forecast results 2007-2009 of Cariparma and of Friuladria;

- Pro-forma income statements and balance sheets for the period 2005-2009 of the 193 branches to be disposed of to CA;

- Amendment to the Master Agreement, dated October 17, 2006;

- Fairness Opinion on the amounts due, negotiated by Banca Intesa for the disposal of assets in accordance with the CA Agreement, and prepared by Professor Iovenitti on October 11, 2006 on behalf of Banca Intesa, and by Professors Filippi and Pasteris on October 11, 2006, on behalf of Sanpaolo IMI;

- Other information obtained through interviews with the management of both Banks;

- Working papers prepared by the Advisor supporting the valuation analysis performed on the Banks for the purposes of determining the Exchange Ratio;

- Publicly available reports of international analysts on Sanpaolo IMI and Banca Intesa;

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- Eurizon's 2006 preclosing figures and financial forecasts for the period 2007-2009;

- Acquisition Terms and Valuation made available by Banca IMI in relation to the acquisition of Bank of Alexandria (Egypt), together with the letter of acceptance from Banca Intesa, to the aforementioned transaction according to the clauses within the Master Agreement;

- Accounting and statistical data, as well as any other information considered useful for the purposes of this report.

We have also obtained a representation that, as far as the Directors of Sanpaolo IMI are aware, there have been no significant changes to the figures and information which we considered during our analysis from the date of the meetings of the Boards of Directors of the Banks on October 12, 2006 to the date of this report. The same representation has been obtained by KPMG from the Directors of Banca Intesa.

4 VALUATION METHODS ADOPTED BY THE BOARD OF DIRECTORS TO DETERMINE THE EXCHANGE RATIO

4.a General

The Boards of Directors and the Advisor, taking into account the importance and complexity of the proposed merger transaction, considered it appropriate to identify individual valuation methods which, as well as being in accordance with current best practice, enable the two banks to be valued on a consistent basis, and to consider, in the determination of the Exchange Ratio, the effects of the subsequent events later described within this Report.

The uniformity principle, central to the application of the valuation criteria chosen, has been applied with due regard to the characteristic features of Sanpaolo IMI and Banca Intesa: the values indicated by the Board of Directors of the Banks represent, in their opinion, values that are significantly comparable on relative terms and that are to be interpreted exclusively to support the determination of the Exchange Ratio for the purposes of this prospective merger transaction.

The valuation of both Sanpaolo IMI and Banca Intesa, has been carried out by the Board of Directors and Advisor in accordance with national and international standards, and according to the following guide lines:

- The two Banks have been autonomously considered as a result of their current set-up and future prospects, in particular considering the indications included within the respective Revised Forecasts (otherwise known as 'stand-alone' values) hence excluding the impact of potential synergies and extraordinary costs arising from the prospective merger, the approach followed has also permitted the potential impacts of events subsequent to the announcement of the prospective merger transaction to be considered;

- Sanpaolo IMI and Banca Intesa's stock market price have been considered reliable as they are characterized by a high percentage of shares publicly quoted, by high liquidity and by extensive analysts' research coverage;

- As the structure of the transaction between the two Banks represents a "Merger of Equals", no "Premium for Control" has been considered for either of the two Banks;

- Neither of the two Banks has forecast an extraordinary dividend payment nor a "pay out", nor are any additional extraordinary events forecasted (in particular, in the case of Free Capital Increases), thus respecting the clauses contained within the Master Agreement, prior to the effective date of the merger transaction;

- It has been assumed that all the necessary authorizations (including regulatory authorizations) will have been obtained without delay, limitations, restrictions or conditions such that would negatively impact or prejudice the Banks; in this respect, Sanpaolo IMI received notification on October 26, 2006, that the proposed merger transaction had been approved by the Banca d'Italia (Bank of Italy);

- It is also highlighted that the prospective merger will be realized through the exchange of both ordinary shares and of preference shares of Sanpaolo IMI with the ordinary shares of Banca Intesa; this Exchange Ratio takes into consideration that Sanpaolo IMI's Articles of Association foresee the conversion at an equal rate of the preference shares into ordinary shares in the event that these are subject to disposal. Consequently, it is specified that the preference shares of Sanpaolo IMI have been equalized to ordinary shares for the purposes of determining the Exchange Ratio;

- The methods of applying the chosen methodologies have not been analyzed individually, but instead have been considered as inseparable elements in a single valuation process; at the same time, the advantages and limitations implicit in each of the methods have been taken into consideration on the basis of the standards within the banking industry and experience of the Advisor.

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Finally, it is reported that, following the signing of the Master Agreement on August 26, 2006, in the period subsequent to this date until the date on which the Directors of the Banks agreed on the Exchange ratio (October 12, 2006), there have been certain events that could have potentially had an impact upon the determination of the Exchange Ratio and which have therefore been considered by the Advisor and by the Directors of Sanpaolo IMI in the calculation of the present Exchange Ratio.

Such events have been summarized as follows:

a) <u>Intesa – Crédit Agricole Agreement</u>

On October 11, 2006, Banca Intesa and CA, shareholder of Banca Intesa in possession of 17.84% of voting rights, signed an agreement which details the following aspects:

- the sale by Banca Intesa to CA of 100% of its shares in Cariparma and of 76.05% of its shares in Friuladria, as well as the sale of a business segment of its business composed of 193 branches;
- the modification of certain shareholders' agreements, of the sale agreement of shares and of the related distribution channel, regarding the shares in CAAM stipulated on October 24, 2005 and December 22, 2005 between CAAM, Banca Intesa and Intesa Holding Asset Management SpA;
- the commitment of Banca Intesa and of CA to jointly evaluate the creation of a pan-European asset management company;
- in the event that Banca Intesa and CA do not reach an agreement in relation to the aforementioned point by January 31, 2007, the commitment to dissolve the existing agreement concerning CAAM through the exercise of a call option (granted by CA in favor of Banca Intesa and exercisable from the date of disposal of the branches, between February 1, 2007 and March 31, 2007, until October 12, 2007) or through a put option (granted by Banca Intesa in favor of CA and exercisable within one month of the expiration date of the call option) that will be applied to the shares in CAAM, equal to 65% of its share capital.

b) <u>Eurizon Transaction</u>

The Sanpaolo IMI group has decided to postpone the listing process that was launched in the previous July. This process will be completed within 2007, maintaining the current scope of activities and, where possible and appropriate, the program that has already been established, with the exception of further considerations to be given to the scope of activities arising as a result of the merger between Sanpaolo IMI and Banca Intesa. In particular, on October 25,

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2006, the Public Offering launched by Eurizon for the acquisition of Banca Fideuram SpA shares (in which it already holds a 73% investment), in order to acquire the remaining 27%, was successfully completed, with more than 92% of the share capital now held by Eurizon, therefore exceeding the threshold necessary to launch an obligatory public offer for the remaining shares, such that the delisting of Banca Fideuram follows.

4.b Valuation methods utilized

Taking into account the aforementioned considerations, and considering, among other matters, the peculiarities of both Sanpaolo IMI and Banca Intesa and the valuation best practices at an international level within the banking sector, the valuation methods utilized by the Advisor and by the Directors of Sanpaolo IMI are as follows:

- Market Capitalization method;
- Target Price method;
- Comparable Quoted Companies method;
- Dividend Discount Model (or DDM);
- Contribution Analysis method;
- Comparable Transaction method

The possible impacts on the valuation due to subsequent events between the date of the transaction announcement (August 24, 2006) and the date of the Board of Directors' Approval (October 12, 2006) have only been reflected in the DDM and Comparable Quoted Companies valuation methods.

Market Capitalization Method

The Market Capitalization method consists of attributing a valuation to a company equal to the value attributed to it by the stock market on which its shares are listed.

This method is a "direct" valuation methodology since it refers, for the economic value assessment of a quoted company, to the prices expressed by the market in transactions in which the shares of the same company to be valued are object of market transactions.

Application of this method requires a preliminary verification of the following conditions:

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(i) the significance of market prices for shares of the company being valued;

(ii) the uniformity and comparability in a sufficiently ample timeframe of the company's share prices.

Application of this method does not include, in principle, quantification of a premium for control.

Target Price method

Financial intermediaries who publish research documents on quoted companies summarize their recommendations in relation to the shares of these companies, making reference to a "target price" of the shares. This provides an indication of the fair market value of the company and therefore the value considered as representative of its market appreciation in the medium term (which is normally the difference between the target price and the current market value). Application of this method consists in comparing such target prices indicated for each of the companies that are considered by various analysts, and in the choice of selection criteria for the different values obtained.

Comparable Quoted Companies method

Such valuation methods are based on analyses of comparable quoted companies, and include the market multiples method, regression analysis method and that of sum of the parts. As already stated in relation to the market capitalization method, in principle, no consideration is given to a potential premium for control in the application of this method.

Market Multiples method

The Market Multiples method is based on the analysis of the stock market performance of a sample of companies operating in the same industry (peers) and the subsequent application of the valuation multiples deriving from this analysis to the values of the company to be valued.

Multiples are calculated as ratios between the market capitalization of a peer and the relative earnings, asset and financial values deemed to be significant.

We briefly report the phases in which the application of the Market Multiples method is articulated:

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a. Identification of comparable companies

The adequate selection of a sample of comparable companies represents one of the main steps of this method. The significance of results is strictly linked to the uniformity of the sample. In selecting the comparable companies different factors are usually considered, such as company size, operating risk, geographical diversification, profitability, financial data reliability and the relative trading volume on stock markets.

b. Determination of the reference timeframe

The determination of the reference timeframe is usually done to neutralize extraordinary events, short-term fluctuations and speculative market tensions. At the same time, it has the purpose of reflecting information available to the market. This implies, in particular, the choice between an average value (within a set timeframe) or a precise value.

c. Identification of the most relevant multiples

There are several ratios that can be used for application according to the market multiples method. The choice of the most significant multiples is done on the basis of the characteristics of the industry and of the sample to be examined. According to industry best practice, the most commonly used multiples are the price/ earnings ratio (hereinafter 'P/E'), as well as the price/ book value ratio (hereinafter 'P/BV') of banking companies with similar characteristics.

d. Application of multiples to the examined companies

The multiples obtained from the analysis of the sample of peers are applied to the appropriate earnings, asset or financial items of the company to be valued.

Regression Analysis Method

The Regression Analysis is performed on a wide sample of comparable public companies and makes it possible to identify the positioning and the relative valuation of each of them, on the basis of the reference earnings (both present and future) and the positioning and the analysis of the companies to be valued compared to the selected sample.

The Regression Analysis method estimates the equity value of a company on the basis of the relationship existing between the future profitability of capital and the relative premium or discount expressed by stock prices compared to the book value of the company.
This method is utilized in the analysis between the profitability of a company (expressed as Return on Average Equity, 'ROAE') and the ratio between the market capitalization and book value of the same company. This ratio can be approximated through a data regression of the ROAE and the Market Cap/Book Value ratio for a significant sample of companies. After having calculated the parameters of this ratio, if considered to be statistically significant, they can be applied to future ROAE and to the book value of the companies to be valued to calculate the theoretical value.

The application of the Regression Analysis method involves the following key steps:

a. selection of the sample companies to be used for the regression analysis;

b. selection of the timeframe to be considered for the ROAE;

c. calculation of ROAE and of the price/ book value ratio for each of the companies included in the sample;

d. choice of the statistical regression to be applied;

e. ROAE and book value calculation of the companies to be valued;

f. application, if statistically relevant, of the statistical regression parameters to determine an indicative market value for the companies to be valued.

Sum of the parts method

The "sum of the parts" method determines the economic value of a company as the sum of the value of its different business activities. In the case of "multi-business" companies, the value is that generated by summing the values attributable to the various areas of their business.

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The valuation is performed by applying to each business segment that has been identified, the valuation methods considered as appropriate, according to the prevailing circumstances, usually analyzed within the generally accepted criteria aforementioned.

This method is commonly used in international standards and is readily applicable in the valuation of complex groups operating through multiple business segments.

Dividend Discount model

The Dividend Discount Model (hereinafter, "DDM"), in the "Excess Capital" approach assumes that the economic value of a bank is given by the sum of:

- the present value of dividend flows generated in the chosen timeframe and distributable to shareholders without drawing on the assets necessary to sustain future expected development; and
- the present value of the terminal value.

The DDM method in its "Excess Capital" approach (compared to the "pure" DDM, which discounts distributed flows on the basis of the dividend policy followed by the company) represents in industry practice the analytical valuation method normally utilized for the valuation of banking companies.

In summary, the value is expressed through the following formula:

W=DIVa + TVa

The elements of the formula represent:

W = enterprise value of the bank being valued;

DIVa = value of the cash flows distributable to shareholders in a selected timeframe, whilst keeping an adequate level of assets on the basis of current industry legislation and general prudence;

TVa = present value of the terminal value of the bank in year 'n'. The terminal value of the bank can be determined as the perpetuity of the last year's flow, or applying a multiple to earnings or equity in the last year of the explicit period.

Summarizing, the application of this method implies the following phases:

a. Detailed forecast of future cash flows and of flows distributable to shareholders within the timeframe, maintaining a satisfactory level of assets in compliance with bank laws and regulations;

b. Calculation of the company's terminal value;

c. Discount rate calculation to be applied to dividend flows and terminal value; although it is usually possible to calculate this rate according to different methods, the Capital Asset Pricing Model (CAPM) is generally used.

Contribution Analysis method

The Contribution Analysis method consists of calculating the Exchange Ratio according to the proportionate weighting of the companies that are to be merged. Consequently, this does not determine absolute values, but instead identifies the contribution of each company to the total combined entity resulting from the merger.

The Contribution Analysis method is based on the comparison of the merging banks' significant indicators which are aggregated and essentially refer to strategically relevant profiles, both in terms of size and in terms of future cash flow production.

Comparable Transactions Method

This method values the equity value of the companies, and the Exchange Ratio, taking into account multiples that refer to transactions deemed to be comparable to the prospective merger.

4.c The valuation methods adopted by the Board of Directors of Sanpaolo IMI and its Advisor

The Board of Directors of Sanpaolo IMI, has considered and adopted as their own, the Advisor's valuations, both under a methodological point of view and based on the results obtained. In relation to this, details of the application of the different methodologies utilized by the Advisor are reported below, as well as the results obtained in relative terms and the Exchange Ratio.

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In applying the aforementioned methods, the Advisor has considered the characteristics and the limitations implicit in each of these, based on professional valuation practices that are normally followed in the banking sector. In particular, it is highlighted that any eventual impacts resulting from events subsequent to the announcement date of this transaction (August 24, 2006) are only reflected in the DDM and in the Comparable Quoted Companies method.

Market Capitalization method

The Advisor has considered that the ordinary shares of both Sanpaolo IMI and Banca Intesa have significant characteristics that make this method applicable. In particular the characteristics identified are as follows:

- Efficient markets: both stocks are quoted on the Italian Stock Exchange, which is characterized by a high level of capitalization and trading volumes;
- Significant float: a substantial proportion of both banks' ordinary shares are publicly traded on the exchange;
- High level of liquidity: both Banks' shares are amongst the most highly traded within the MIB30, with a daily amount of shares traded greater than 100 million;
- Extensive analysts coverage; the shares of both Banks are amongst the most widely followed shares by financial intermediaries, with more than 30 different analysts who regularly publish reports on these companies;

For the purpose of these analyses, the share prices only up to August 23, 2006 have been considered. The prices following this date, which incorporate the effects of the merger announcement, have not been considered as significant in determining the Exchange Ratio, as they are no longer representative of the stand-alone values of these entities, as well as the fact that they are potentially impacted by speculation on the stocks.

In proceeding to analyze the market capitalizations, the Advisor, has made recourse to both the simple arithmetic average of the Sanpaolo IMI and Banca Intesa shares' closing price, as well as to observing daily minimum and maximum rates over a predefined period of time. In determining the range of Exchange Ratios, the Advisor favored the most recent share prices as these most accurately reflect the most recent publicly available information regarding both Banks.

In particular, the range of Exchange Ratios selected according to the Market Capitalization method, based on prices obtained during the month prior to August 24, 2006, has been chosen by the Advisor in light of the following considerations:

- The performance of the shares of both Banks has become significantly aligned through time: the Exchange Ratio has consequently remained highly stable through time:
- Recent share price quotations for both stocks have been taken into consideration, in as much as they reflect the most up-to-date economic, financial statement situations as well as reflecting the most up-to-date information on the strategic actions of the Banks;
- The minimum and maximum range of Exchange Ratios recorded in the month prior to the announcement includes almost all average values at 3, 6, 12, 24 and 36 months.

The Exchange Ratios reported in the summary table "Summary of the valuation results" determined according to the abovementioned valuation methodologies, are those that correspond to the minimum and maximum daily Exchange Ratios calculated on market values in the month prior to the announcement date (August 24, 2006), excluding "Ferragosto" (August 15, 2006).

Target Price method

The Exchange Ratios calculated on the basis of target prices both prior to and following the announcement of the prospective merger, as indicated by analysts who have published research on both Banks, have been taken into consideration by the Advisor in applying this method. The reports of a number of financial analysts have been selected in relation to applying this method, excluding research reports that already include the potential effects of the prospective merger of both Banks.

In order to determine the range of the Exchange Ratios according to this method, recourse has been made to the research published by the following intermediary companies whose research includes publications on Sanpaolo IMI and Banca Intesa, chosen from within a much wider sample size:

- Actinvest, Axa, Centrosim, Citigroup, Dresdner Kleinwort, Euromobiliare, Fox-Pitt Kelton, Goldman Sachs, HSBC, Ixis, JP Morgan, Keefe Brunette & Woods, Lehman Brothers, Banca Leonardo, Oddo, UBM, WestLB.

The Advisor has identified a range of Exchange Ratios from the sample selected, excluding the three extreme minimum and maximum values. We refer you to the summary table "Summary of the valuation results" for details of the range of values determined.

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Comparable Quoted Companies method

In the context of applying the Comparable Quoted Companies method, the Advisor, through the use of three different methods, has identified within the extreme values resulting from the results of this method, the selected range of Exchange Ratios, which corresponds to the range determined using the Market Multiples method. A description of the following three methods used to determine the range of Exchange Ratios is reported below; the Market Multiples method, the Regression Analysis method, and the Sum of the Parts method.

a) Market Multiples method

The sample of companies was selected by the Advisor, resulting in the identification of two different samples of banks deemed to be comparable to both Sanpaolo IMI and Banca Intesa: firstly a group of Italian companies with either national or multi-regional presence, and secondly a sample of European banks deemed to be comparable to both Banks in question.

The following banks were included in the sample of Italian banks:

- Unicredit,
- Capitalia,
- MPS,
- BPVN
- BPU.

The following banks were included in the sample of European banks:

- ABN Amro,
- BNP Paribas,
- Societé Generale,
- Crédit Agricole,
- Deutsche Bank,
- SCH,
- BBVA,
- Credit Suisse,
- Royal Bank of Scotland,
- Barclays,
- HBOS,
- LLoyd TSB.

The multiples which the Advisor considered to be relevant based on the banking sector characteristics and valuation best practices, has been the Price/Earnings ratio ("P/E"), as already defined on page 11, for the period 2007-2008 and Price /Adjusted Book Value ("P/ABV") as of December 31, 2006. The most significant adjustment to estimated book value for the purpose of this calculation has been the deduction of intangible assets. Such multiples have been determined, for all of the banks in both samples, using the market capitalization as of October 6, 2006. The expected earnings for the period 2006-2008 for each of the banks in the samples have been obtained from the estimates provided by Thomson Financial (one of the most important business information providers), and are thus representative of the consensus data utilized by the analysts. The value considered by the Advisor as important to consider, within both samples, has been the median value for each of the multiples calculated.

These multiples calculated in this way have been applied to the multiples of Sanpaolo IMI and Banca Intesa's Revised Forecasts (referring in this situation to both cases within Banca Intesa; prior to and following the sale transaction to Crédit Agricole).

b) Regression Analysis method

The Advisor selected a sample of Italian and Foreign banks, which included all of the banks identified within the samples of comparative banks used in the Market Multiples method in order to perform the regression analysis method of valuation. Furthermore, the same time period has been considered (2006-2008) and the same stock exchange prices (value as at October 6, 2006) have been applied as in the market multiples method.

The economic value of the two Banks has been determined using the following linear regression method obtained by considering the multiple P/ABV06 (Price/ Adjusted Book Value) and ROAE08, as defined on page 11, for each of the banks within the sample. This regression analysis has resulted in a high R^2 value (correlation coefficient), equal to 90%, illustrating a high level of statistical significance.

c) Sum of the Parts method

In the application of this method, the Banks' economic value has been determined through the sum of the values attributed to each of the Banks' various business segments:

- Sanpaolo IMI: Banking activities and Eurizon.

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- Banca Intesa: Italian Banking activities, Foreign Banking activities and sale of business segments to CA.

Sanpaolo IMI and Banca Intesa's expected earnings for each of the business segments and the allocation of capital amongst these, have been identified from the Revised Forecasts of both Banks.

The market multiple used to determine the economic value for the different areas has been identified by the Advisor as P/E 08, calculated according to the following criteria:

- Eurizon: considering a median multiple from a sample of quoted companies operating in the following segments; asset management, bank insurance, and financial consultancy.
- Banca Intesa's Foreign Banking activities: considering a median multiple from a sample of quoted banks operating mainly in Eastern Europe.
- Banca Intesa's Italian Banking activities, Sanpaolo IMI's Banking Activities, and Business segments sold to CA: considering a median multiple from a sample of quoted banks operating mainly in Italy.

Dividend Discount Model

For the purposes of the calculation of the maximum dividend distributable, the Advisor defined the minimum level of capital necessary to guarantee the operations of the bank, quantifying the "*Core Tier 1*" coefficient ratio equal to 7%.

Furthermore, an explicit time period of 2006-2015 has been identified in order to determine the flows, with the value of subsequent years calculated using the Terminal Value. The Revised Forecasts have been used for the period 2006-2009, and have also been verified against those estimated by financial analysts, whilst for the period 2009-2015, the Advisor has forecast inertial growth, taking account of the operating profile of each bank and of expectations of market growth, whilst attempting to render the key ratios of each bank as similar to one another as possible.

Assumptions relating to the future have been generated considering the key business segments of each bank separately. Consequently, the banking activities have been considered separately from Eurizon in relation to Sanpaolo IMI, and Banca Intesa's domestic banking activities have been considered separately from those undertaken within Eastern Europe.

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The discount rate (Ke), which has been used by the Advisor to discount each Bank's flows, has been determined as 10.6% for Sanpaolo IMI and as 9.9% for Banca Intesa, with the resulting difference attributable to the different beta factors (which indicate a company's relative risk propensity compared to the fluctuations in the market place) source Bloomberg, of each Bank, (equal to 1.32 and 1.18 respectively).

The Terminal value is calculated hypothesizing a potential dividend flow distributable at the end of the period taken in consideration (2015) and applying a perpetual growth rate formulae according to a growth factor g (perpetual growth rate used subsequent to the specific period). This long-term growth rate has been estimated at 2% for the banking activities of Sanpaolo IMI and the Italian banking activities of Banca Intesa, whilst it has been estimated at 4% for the Eurizon activities and for the banking activities undertaken in Eastern Europe.

The Advisor has also developed numerous sensitivity analyses to consider the potential impacts on the value determined, using different assumptions of interest rates, different scenarios, and hypothesis relating to the alignment between the different Banks' risk profile of the assets.

The minimum and maximum ratio has been determined based on the extreme low and high values generated applying this method according to four different scenarios that take into account the subsequent events following the announcement date of the proposed merger, and also certain variables deemed particularly relevant.

We refer you to the summary table "Summary of the valuation results" for details of the results obtained based on the valuation techniques reported above.

Contribution Analysis method

The Banks' parameters that have been selected for use under this method by the Advisor refer exclusively to financial and balance sheet variables as of June 30, 2006, and are as follows:

- Net interest and other banking income
- Customer deposits
- Loans and advances to Customers
- Core Tier 1
- Total Assets (banking)
- Weighted Assets
- Net Equity

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Consequently, the Advisor has calculated the percentage contribution of each Bank to the aggregate value of the abovementioned variables, applying this to the total number of shares of each (also considering the preference shares in Sanpaolo IMI and the savings shares in Banca Intesa). This methodology should only be considered as a tool to verify the relative size of the Banks.

The Exchange Ratio identified has been chosen from the range of minimum and maximum values generated by applying this method to the Banks' seven aforementioned financial and balance sheet variables.

Reference is made to the summary table "Summary of the valuation results" for details of the range referred to above.

Comparable Transactions method

In applying this method the Advisor has attempted to identify a sample of transactions which were similar to the prospective merger transaction in discussion (i.e. those with similar characteristics), thus transactions that have been presented as a "Merger of Equals" of companies with significant market capitalization and with a range of values of the merging companies between a minimum of 40% and a maximum of 60%, based on market values.

Consequently, the Advisor has selected a number of financial acquisitions occurring in Europe and in United States during the last ten years, subdivided as follows:

- 2 European financial transactions;
- 3 USA financial transactions;
- 11 International non-financial transactions.

The ratio has been identified taking into consideration the minimum and maximum values of the premiums/ discounts on the Exchange Ratio announced compared to the average stock market valuations of the month prior to the announcement.

Reference is made to the summary table "Summary of the valuation results" for details of the range determined.

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4.d Summary of the valuation results

Based on the analyses performed, the Advisor has determined minimum and maximum economic values for each of the different valuation methods utilized and consequently various ranges of Exchange Ratios derived through the application of the aforementioned methods and as summarized in the table below:

(€ in million, except for the Exchange Ratio)	SPIMI Economic Value (1)		Intesa Economic Value (2)		Exchange Ratio	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Market Capitalization method	26,267	27,054	27,431	27,491	3.072	3.158
Target Price method	23,061	33,560	27,672	32,484	2.674	3.315
Comparable Quoted Companies method	25,351	35,602	30,375	36,892	2.678	3.096
DDM	26,920	31,276	31,385	32,649	2.752	3.074
Contribution Analysis method	NM	NM	NM	NM	2.802	3.102
Comparable Transactions method	25,146	29,111	27,411	27,411	2.944	3.408

Note: (1) Includes both ordinary and preference shares. (2) Includes only ordinary shares
NM "Not Meaningful"

Based on the results identified above, the Advisor has selected a range of the Exchange Ratio that is the same as that determined using the Market Capitalization method, consequently equal to:

- **3.072 – 3.158** ordinary shares in Banca Intesa for each ordinary and preference share of Sanpaolo IMI.

Within this range, the Advisor has considered the following Exchange Ratio as fair:

- **3.115** ordinary shares in Banca Intesa for each ordinary and preference share of Sanpaolo IMI.

Although in the context of the valuation process followed by the Advisor, the methods used have been considered as a whole and not on an individual basis, it is highlighted that in identifying the range of Exchange Ratios, the Advisor has favored the Market Capitalization method compared to all of the other methods used. The Exchange Ratio considered as fair by the Advisor is equal to the average of two values reported in the table obtained with the Market Capitalization Method, as well as corresponding to the Exchange Ratio calculated on the simple arithmetic average of the daily values in the month prior to August 24, 2006, excluding "Ferragosto" (August 15, 2006).

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Sanpaolo IMI's Board of Directors has considered and adopted as their own, the Advisor's valuations, both in terms of the valuation methods and results obtained, maintaining that the valuation methods must be considered in their whole and not on a singular basis.

5 VALUATION PROBLEMS ENCOUNTERED BY THE BOARD OF DIRECTORS

The following valuation limitations and problems were encountered by the Advisor and consequently, adopted by the Board of Directors of Sanpaolo IMI, who shared the analysis provided in the Advisors' report, in terms of both valuation method and results obtained. Furthermore, the Directors have made their own considerations based on the following problems encountered, with the sole exception of the CA Agreement.

- **Expectations of growth and potential differences in the Revised Forecasts of Sanpaolo IMI and of Banca Intesa**

In the application of the DDM and Comparable Quoted Companies valuation method, Sanpaolo IMI and Banca Intesa's stand alone financial forecasts, as prepared by their respective management, in the context of the prospective merger and related to the period 2006-2009, have been based on the business plans presented during financial road shows. More precisely, these refer to the 2006-2008 Business Plan presented by Sanpaolo IMI on October 26, 2005 and to the 2005-2007 Business Plan presented by Banca Intesa on July 13, 2005. Consequently, such forecasts do not represent a full Business Plan, but instead reflect a projection of the existing plans carried forward to 2009.

The effect of circumstances has been mitigated by the fact that the management of the respective Banks have shared and discussed the key assumptions and formulation criteria that underpin their Business Plans in order to render the Banks' data as homogeneous as possible.

Furthermore, in relation to the earnings forecasts for the period 2006, 2007 and 2008, the Advisor has used estimates provided by Thomson Financial, which are representative of the consensus of financial analysts ("Consensus"). As a result, up-to-date financial forecasts have been used, ensuring that these are also consistent with the results of the respective Consensus of the Banks.

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- **Limited comparability between the two Banks and those selected as comparable quoted companies**

In application of the Market Multiples method, the Regression Analysis and the Sum of the Parts method, the selection of a suitable sample of companies to compare to the two Banks in question, from both a financial and operating perspective, is potentially problematic. The problems in identifying companies that are comparable, under each of the aspects considered, make it necessary to define the most significant elements, so as to facilitate the creation of an appropriate sample of comparative companies based on their specific characteristics.

In this particular case, to reduce the effect of this phenomenon, the Advisor has attempted to identify as broad a sample as possible, including major Italian banks operating nationally or multi-nationally as well as certain key European banks, favoring criteria in relation to the size and operating characteristics of the banks.

- **Limited definitive documentation in relation to the CA Agreement**

In reference to the CA Agreement, the Advisor has received and analyzed both the term sheet and the draft documentation, as well as the financial information supporting the CA Agreement (including the related fairness opinion) shortly prior to the signing of the transaction, which occurred on October 11, 2006. The impact of the CA Agreement on the Exchange Ratio has been verified, in the limited time available, through creating several scenarios when applying the valuation methods adopted (DDM and Comparable Quoted Companies method), thus permitting the Advisor to take into consideration the potential effects of this transaction.

- **Some of the valuation methodologies due to their nature do not allow the impact of events subsequent to the announcement date of the prospective merger transaction to be reflected**

The impact of events arising subsequent to the announcement of the prospective merger upon the valuations carried out have not been reflected in all of the methodologies used, although they have been reflected in the DDM and in the Comparable Quoted Companies method, which the Advisor has made use of in order to corroborate the Exchange Ratio determined.

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- **Disparities and timing differences in target prices**

Usually financial analysts who publish research documents on quoted companies provide summaries of their advice in relation to the companies' shares, defining a "target price". These documents are published at different points in time and without necessarily stating how the parameters which are the basis for determining the target price have been generated.

In order to mitigate this problem, the Advisor has used target prices provided from a single source (Reuters) to perform the selected analyses. Where possible, such target prices that may include the impacts of the prospective merger transaction have been eliminated.

- **Limited comparability between the prospective merger transaction and other similar transactions**

The nature of the prospective merger transaction, as a "Merger of Equals", and of that between companies with a high market capitalization has made it difficult to identify similar transactions; in order to identify an appropriate sample the Advisor analyzed numerous merger and acquisition transactions between companies of a similar size to that of Sanpaolo IMI and Banca Intesa, including transactions outside the banking and financial sector, in Europe and in the United States throughout the last ten years.

Based on the analyses carried out and having considered the terms and conditions of the prospective merger transaction, the Advisor has considered the Comparable Transactions method as not being highly significant; therefore this method has been used solely in order to verify the results obtained through the other valuation methods previously illustrated.

6 RESULT OF THE VALUATION PERFORMED BY THE BOARD OF DIRECTORS

Based on the application of the valuation methods described in paragraph 4.b, and a reasoned analysis of the amounts resulting from the application of the various methods adopted, illustrated in paragraph 4.c and 4.d, the Board of Directors of Sanpaolo IMI has determined the following Exchange Ratio:

3.115 ordinary shares in Banca Intesa for one ordinary or preference share in Sanpaolo IMI.

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7 WORK DONE

7 a Work done on the documentation utilized

The procedures and activities illustrated below have been performed to the extent necessary in order to carry out the scope of our engagement.

i) We have performed a full audit of the statutory and consolidated financial statements of Sanpaolo IMI as of December 31, 2005, issuing a clean audit report; meanwhile the financial statements (statutory and consolidated) of Banca Intesa at the same date have been subject to a full audit by Reconta Ernst & Young SpA, who issued a clean audit report.

ii) We have performed a limited review performed on the interim financial statement of Sanpaolo IMI as of June 30, 2006, in our capacity as external auditors of Sanpaolo IMI.

iii) We have discussed with Reconta Ernst & Young SpA the results of their limited review performed on the interim financial statement of Banca Intesa as of June 30, 2006 in their capacity as external auditors of Banca Intesa.

iv) We have examined the results of the administrative and accounting due diligence activities performed by Sanpaolo IMI on Banca Intesa and assisted by PricewaterhouseCoopers SpA, as well as the legal due diligence performed with the collaboration of Studio Benessia-Maccagno and finally we have examined the results of the financial due diligence activities performed by Banca Intesa on Sanpaolo IMI, with the audit firm Reconta Ernst & Young SpA and with the management of Sanpaolo IMI.

v) We have gathered, through discussions with the Banks' management, information regarding events subsequent to the closure of the aforementioned financial statements which could have a significant effect on the figures being examined here.

vi) We have discussed the criteria used by the Banks in relation to their preparation of 2006 estimates and to the Banks' Revised Forecasts with the management of Sanpaolo IMI, acknowledging that the existence of uncertainties and limitations in relation to all provisional states is inevitable.

vii) We have therefore discussed and received confirmation from the Banks that the macroeconomic scenarios, and the assumptions used by Banca Intesa, where appropriate, are coherent with those used by Sanpaolo IMI in the preparation of the estimates and the Revised Forecasts. This procedure has been carried out in order to ensure that information and data regarding the Banks, and used by the Directors of Sanpaolo IMI and by the Advisor for the purposes of the application of valuation methods are comparable.

viii) We have obtained a representation to the effect that no events have occurred that could modify the data and information contained in the documentation we analyzed, nor such as to modify the considerations made by the Board of Directors of the Banks to determine the Exchange Ratio on October 12, 2006 until the date of this report. The same representation has been provided by Banca Intesa to KPMG.

ix) We have analyzed the fairness opinion in relation to the figures negotiated by Banca Intesa for the sale of assets governed by the CA Agreement, prepared by Profs. Filippi and Pasteris, engaged by Sanpaolo IMI and by Prof. Iovenitti upon the engagement by Banca Intesa.

x) We have examined the "acquisition terms" and "valuation report" prepared by Banca IMI in relation to the acquisition of Bank of Alexandria (Egypt); we have also discussed with Sanpaolo IMI's management, the underlying reasons for the acquisition and analyzed the documentation supporting the proposed valuations expressed in relation to this transaction; finally, we have obtained evidence of Banca Intesa's consensus in relation to the binding offer for the acquisition of the aforementioned bank by Sanpaolo IMI, according to the clauses within the Master Agreement, and under the predefined economic conditions.

7.b Work done on the methods used to determine the Exchange Ratio

We have also performed the following procedures:

- We have analyzed the proposed merger project approved by the Board of Directors of both Sanpaolo IMI and Banca Intesa;
- We have analyzed the Board of Directors' Reports of both Sanpaolo IMI and Banca Intesa;
- We have verified the completeness of the procedures followed and ensured that these as well as the motivations adopted by the Directors of and Advisor to Sanpaolo IMI are not contradictory to the determination of the Exchange Ratio;

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- We have verified that the valuation methods have been applied in a uniform manner, compatible with the characteristics of the Banks;
- We have developed and applied sensitivity analysis to the valuation methods adopted by the Directors of Sanpaolo IMI and its Advisor, in particular, with the objectives of validating the extent to which the Exchange Ratio is subject to variations in the hypotheses and in the parameters used;
- We have verified the coherence of source data used as described in the previous paragraph 3. "Documentation utilized";
- We have verified the mathematical accuracy of the calculation of the Exchange Ratio as performed by the Directors of Sanpaolo IMI using the valuation methods that they shared with their Advisor and adopted as their own;
- We have analyzed and discussed with the Advisor to Sanpaolo IMI and the Advisors to Banca Intesa the work that they have performed, including their results and the related motivations and justifications.

8 COMMENTS ON THE SUITABILITY OF THE METHODS USED AND THE ACCURACY OF THE ACCOUNTING ESTIMATES

With reference to this engagement we wish to draw attention to the fact that the principal purpose of the decisional process used by the Boards of Directors was to arrive at an estimate of relative values of the Banks involved in the merger by applying uniform criteria for the purposes of the determination of the Exchange Ratio. As a result, the resulting estimates must be considered only in relative terms and are not intended for any other purpose.

Based on the foregoing, we set out below our main comments on the valuation methods applied.

SUITABILITY OF METHODS

- **The overall approach**

The methods proposed by the Advisor and adopted by the Directors of Sanpaolo IMI are those commonly accepted and utilized, both in Italy and internationally, for the valuation of banks with similar characteristics. Under different profiles, the choice of several complimentary valuation methods and criteria adopted has rendered the valuation process more significant and made it possible to better appreciate the results obtained.

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- **The emphasis on the Market Capitalization method for the valuation of Sanpaolo IMI and of Banca Intesa**

In relation to the choice made to use the Market Capitalization method for the valuation of Sanpaolo IMI and Banca Intesa, we agree that it is reasonable to select these results from amongst the various ranges of the Exchange Ratio, considering that the market capitalization of the stock reflects the relative economic value of the entity. Amongst other aspects, it is highlighted that the Banks are positioned amongst the section containing the thirty largest companies by market capitalization listed on the Italian stock exchange, that they have a significant volume of shares traded daily, and that there is widespread availability of public information and analyses. Furthermore, we agree with the choice to solely use the share price prior to the announcement of the prospective Merger Transaction, since the share prices of both stocks subsequent to this date have been influenced by speculation and are no longer representative of a stand alone valuation of either of the two banks. Other valuation methods (DDM and Comparable Quoted Companies) have corroborated this approach, as they do not consider the subsequent events to have any significant impact on the calculation of the Exchange Ratio.

We share the choice of the Advisor and the Directors of Sanpaolo IMI of concentrating their analyses of both Banks' shares over a recent period of time, as this is more representative of the Banks' most up-dated balance sheet and financial position.

In the context of the sensitivity analyses performed, we took into account additional timeframes besides those indicated by the Boards of Directors of Sanpaolo IMI and its Advisor, also with the aim of considering fluctuations in the stock market price of shares in Sanpaolo IMI and Banca Intesa during the period between the date of the Report prepared by the Banks (October 12, 2006) and the date of this report.

- **Identifying the transaction as a "Merger of Equals" and the exclusion of a "Premium for Control"**

According to the opinion of the Advisor, and agreed upon by the Directors of Sanpaolo IMI, this consideration has been confirmed by the complex terms through which the prospective merger transaction will occur, including the assumptions of the Master Agreement and the guide lines relating to the integration of the two Banks. The elements and the information acquired, based on the work performed as indicated in paragraphs 3-7 of this report, have brought us to agree with this consideration, also in light of the previous observations in

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relation to the appropriateness of the overall methodological approach and to the emphasis given to the Market Capitalization method.

- **The key considerations on the other valuation methods applied**

The Dividend Discount model

The financial method of discounting dividend flows is widely recognized in international best practice in the valuation of banks: applying this method can resulting a different estimation from the economic valuation obtained under other methods, in particular, considering the fact that it uses estimates of future dividend flows beyond the time periods analyzed in business plans. and therefore using data that is highly subjective. The most common application of this model in the valuation of banking companies is the "Excess Capital" version;

The Advisor has used the Revised Forecasts, as prepared by the two Banks according to the most uniform criteria and the assumptions, in order to apply this method. Regarding the subsequent events, it should be noted that the Advisor considers this as a useful method, given that it permits the effect of such events arising between the announcement date on October 24, 2006, and the date of their report, October 12, 2006, to be analytically incorporated.

Target Price method

The target price method is widely recognized internationally in the valuation of quoted companies, and it is limited in its relevance depending more or less on how much the shares are covered by analysts' research. In the case in question, we agree with the Advisor and Directors of Sanpaolo IMI's choice of method as there are a high number of financial intermediary companies that regularly publish research on the shares of both Banks.

Comparable Quoted Companies method

The multiples method, the regression analysis, and the sum of the parts method all represent methods utilized in the particular sector. In this particular situation, in order to ensure the theoretical trustworthiness of such methods, the Directors of Sanpaolo IMI and its Advisor have developed specific analyses in reference to the three methods with regards to the choice of samples, the type of multiple ratios and the timeframes utilized.

We agree with the choice of the Advisor and of the Directors of Sanpaolo IMI's to use this method in the overall context of the methodological approach previously illustrated.

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Contribution Analysis method and Transactions Comparability method

These methods are widely used in the context of company valuations, in particular with the scope of verifying the valuations obtained through other methods. We consider it reasonable that the Advisor and Directors of Sanpaolo IMI have chosen to use these methods for the same objective as that noted above. Contribution Analysis does not permit precise estimates as, in particular, it does not reflect the financial forecasts of the comparable companies, whilst it is difficult to identify transactions that similar enough to be suitable for application in the comparable transactions method.

ACCURACY OF ESTIMATES

- **Use of earnings forecasts for both Banks**

The valuations carried out by the Board of Directors of Sanpaolo IMI and its Advisor are based, amongst other things, on methods which use forecasts, identified from Business Plans, and in particular from the Revised Forecasts of both Banks and the extension of these forecasts beyond 2009 on an inertial basis as prepared by the Advisor. Consequently, the volatility and uncertainty of the market could significantly impact the results.

In relation to this, and as already reported in paragraph 5, as the elaboration of the Revised Forecasts is the result of a joint process between the Banks designed to share information on the criteria and main assumptions used, the forecasts are as similar in nature as possible.

These considerations are consequently in line with the principle of uniformity and comparability of the valuation methods applied by the Advisor and Board of Directors of Sanpaolo IMI for the two Banks.

- **The considerations regarding the impact of events subsequent to the Announcement of the prospective merger transaction on the valuations**

Not all valuation methods allow the effects of events subsequent to the announcement date of the prospective merger to be reflected. In particular, the Market Capitalization method, which has been favored in the choice of Exchange Ratios, in principle, does not incorporate these events as it does not use prices subsequent to August 24, 2006, as these are influenced by the effects of the announcement of the prospective merger.

This aspect has been considered in detail by the Board of Directors of Sanpaolo IMI and its Advisor, and has been resolved through the use of such methods (DDM and Comparable Quoted Companies method), which have made it possible to consider the effects of such subsequent events. Under this point of view, it is highlighted that the considerations made by the Advisor and Board of Directors of Sanpaolo IMI, remain based on the fact that all valuation methods adopted should be considered in their whole and not singularly.

9 SPECIFIC LIMITATIONS ENCOUNTERED BY THE AUDITORS IN CARRYING OUT THE ENGAGEMENT

We shared all the problems and peculiarities in the valuation exercises encountered by the Advisor and adopted as their own by the Board of Directors of Sanpaolo IMI, as reported in paragraph 5, encountering general problems normally present in any valuation exercise, particularly in relation to the complexity of the banking groups. As a result of this, the differing characteristics between Sanpaolo IMI and Banca Intesa have been subject to detailed analyses, particularly taking into consideration the potential impacts of selecting and applying different valuation methods, and of specific analyses required by each of the Banks.

In relation to the key problems encountered, the following additional aspects are worth highlighting.

- **Market volatility**

Valuation methods that consider the impact of the stock market, future developments and the profitability of companies that operate in particular sectors, require the volatility of the market to be taken into consideration. This limitation can be mitigated by using average market values, as well as by using the previously illustrated full methodological approach

- **Intrinsic limitations in forecast data**

Considering the nature and complexity of the prospective merger, we highlight that the valuation methods adopted, particularly the DDM, make use of forecasts in relation to future periods which, due to their nature, contain elements of uncertainty, particularly within the banking sector and in relation to macroeconomic variables. These problems have been taken into account by analyzing the comparability of forecast data and the related assumptions.

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- **Complexity of the valuation methods and sensitivity of the parameters applied**

The valuation methods used by the Advisor, in addition to being shared with and adopted by the Directors of Sanpaolo IMI, have resulted in a complex and precise valuation process being undertaken, which has particularly resulted in recourse to a number of parameters in the context of different valuation scenarios, the modification of selected parameters, including the identification of specific corrective factors and the sensitivity of the results to the hypotheses made during the work performed. The overall methodological approach and the emphasis placed on the Market Capitalization method, as previously commented in paragraph 8, have contributed to properly address such peculiarities in the valuation process.

10 . CONCLUSION

Based on the documentation we have examined and the procedures described above, and considering the nature and extent of our work as described in this report, we believe that the valuation methods adopted by the Directors based upon the advise of their Professionals Advisors are, under the circumstances, reasonable and not arbitrary and have been correctly applied by them in their determination for the exchange of shares, contained in the merger project.

Turin, October 27, 2006

PricewaterhouseCoopers SpA

Original signed by

Sergio Duca
(Partner)

"This report has been translated into the English language solely for the convenience of international readers. The original report was issued in accordance with Italian legislation."

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PricewaterhouseCoopers SpA

SANPAOLO IMI SpA
Via San Francesco d'Assisi, 10
10121 Torino

Turin, 27th October 2006

For the attention of: Dott. Bruno Picca
Dott. Carlo Angelini

RE: Auditor's Report Persuant toArticle 2501 sexies of the Italian Civil Code

In reference to the merger by incorporation of Sanpaolo IMI SpA in Banca Intesa SpA, we would like to confirm that our report does not express an opinion on the fairness of the transaction, the value of security, or the adequacy of consideration to shareholders and therefore the issuance of the report would not impair the auditor's independence under the U.S. independence requirements.

Sergio Duca
(Partner)

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Grazioli 73 Tel. 0461237004 – Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

File No. 82-35020

RECEIVED

2006 NOV 27 P 1:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[PAGE INTENTIONALLY LEFT BLANK]

Prof. Angelo Provasoli

EXPERT REPORT ON THE ESTIMATE OF THE EXCHANGE RATIO IN THE MERGER OF SANPAOLO IMI S.P.A. WITH AND INTO BANCA INTESA S.P.A.

12th October 2006

1. BRIEF DESCRIPTION OF THE MERGER 7

1.1. Purpose of the estimate. 7

1.2. Typical features of valuations for merger purposes. 8

1.3. Reference date of the valuation, subsequent events and documentation considered. 9

1.4. Shortcomings of the estimate. 13

2. ADOPTED VALUATION CRITERIA 13

2.1. General profile of the estimate 13

2.2. Main valuation criteria. 20

2.2.1. The DDM criterion. 20

2.2.2. The earnings criterion. 22

2.2.3. The combined UEC criterion 24

2.2.4. Market multiples criterion. 25

2.2.5. Linear regression criterion. 25

2.3. Control valuation criteria 26

2.3.1. Stock price criterion. 26

2.3.2. Equity report criterion. 26

3. THE APPLICATION OF VALUATION CRITERIA 27

3.1. The application of the main valuation criteria. 27

3.1.1. The application of the DDM criterion. 27

3.1.2. The application of the earnings criterion................ 31

3.1.3. The application of the combined UEC criterion. 32

3.1.4. The application of the market multiples criterion... 37

3.1.5. The application of the linear regression criterion... 40

3.2. The application of control valuation criteria...................... 43

3.2.1. The application of the stock price criterion............ 43

3.2.2. The application of the equity report criterion.......... 44

4. VALUATION SUMMARY AND THE EXCHANGE RATIOS............ 46

4.1. Share capital and number of shares of Intesa and Sanpaolo.. 46

4.2. Total and unit values and exchange ratios........................ 48

4.2.1. Results of the application of the DDM criterion. 48

4.2.2. Results of the application of the earnings criterion.. 49

4.2.3. Results of the application of the combined UEC criterion.. 49

4.2.4. Results of the application of market multiples criterion.. 50

4.2.5. Results of the application of the linear regression criterion.. 51

4.2.6. Results of the application of the stock price criterion. 52

4.2.7. Results of the application of the equity report criterion.. 53

4.3. Sensitivity analysis. 53

4.4. Principal difficulties in the valuation....................................54

5. CONCLUSIONS..56

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

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1. BRIEF DESCRIPTION OF THE MERGER

1.1. Purpose of the estimate.

The present report has the purpose of supplying the Boards of Directors of Banca Intesa S.p.A. (hereafter "Intesa"), Surviving company, and Sanpaolo IMI S.p.A. (hereafter "Sanpaolo"), Company to be merged, elements, figures and references useful for the purpose of the proposal to the respective Shareholders' Meetings of the exchange ratio appropriate to realise the merger of Sanpaolo with and into Intesa.

It must be noted that the exchange ratio will be resolved upon by the Boards of Directors of the two companies and will be subject to the congruity opinion by one or more experts designated by the Tribunals of Milano and Torino, pursuant to art. 2501-*sexies* of the Italian Civil Code. Therefore, the present report also serves the purpose of providing the experts appointed to express the aforementioned congruity opinion with the same elements supplied to the Boards of Directors of the two Companies.

Considering the particular purpose of the present estimate, it is specifically destined to be used as part of the merger which required it; consequently, in repeating that the present report is solely aimed at supplying elements to support the decisions of the Boards of Directors of the two Banks as concerns the exchange ratio, it must be pointed out that the absolute values calculated for the two banks are significant exclusively for the purpose of determining the exchange ratio. Similarly, partial results and figures referred to single aspects of the valuation may not be appropriately used outside the context and the purposes for which the entire valuation has been performed.

It should be noted that the merger between Intesa and Sanpaolo will be

achieved through the exchange of ordinary and preference shares of Sanpaolo in exchange for Intesa ordinary shares. This is due to the fact that the Articles of Association of Sanpaolo (art. 6) set forth the conversion at par of preference shares into ordinary shares should the latter be sold. This circumstance is also acknowledged by Intesa's Half-Year report as at 30th June 2006. The preference shares of Sanpaolo represent an absolutely marginal fraction of the equity of the same bank.

Furthermore, it must be noted that the Framework Agreement relating to the merger under examination calls for the cancellation of treasury shares held by the Banks.

Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo's preference shares are treated as ordinary shares;
- saving shares of Intesa are re-expressed as "equivalent ordinary shares";
- treasury shares held by Intesa and Sanpaolo are not considered in the calculation of unit value per share.

1.2. <u>Typical features of valuations for merger purposes.</u>

The merger transaction will be consummated through the cancellation of shares of the company to be merged and the increase in share capital of the surviving company. The newly-issued shares are assigned to the shareholders of the company to be merged other than the surviving company.

It must be noted as a preliminary matter that the merger raises a complex valuation issue in which the starting point is the valuation of the individual companies directly involved in the transaction and the

final objective is the determination of the exchange ratio to be applied to the shares of the two companies.

Thus, the ultimate objective of valuations for merger purposes is first and foremost the obtainment of comparable values for the calculation of the exchange ratio.

Consistently with the aforementioned objective, and in agreement with standard practice, a uniform system has been applied to the entire valuation process for the purpose of safeguarding the interests of the shareholders of the surviving and company to be merged.

1.3. Reference date of the valuation, subsequent events and documentation considered.

The reference date of the valuation is 30th June 2006. The writer of the present report has also considered, in the terms specified in paragraph 2.1., the effects of the agreement entered into between Intesa and Crédit Agricole (hereafter "CA"), have been considered, the terms of which are, in short:

a) the sale by Intesa to CA of the 100% stake in Cassa di Risparmio di Parma e Piacenza S.p.A. (hereafter "Cariparma");

b) the sale by Intesa to CA of the 76.05% stake in Banca Popolare FriulAdria S.p.A. (hereafter, "FriulAdria");

c) the sale by Intesa to CA of 193 branches and the relative assets and liabilities;

d) the exchange of call/put options between Intesa and CA relating to the purchase/sale (respectively, by Intesa and CA) of 65% of

the equity investment in Crédit Agricole Asset Management (CAAM).

* * *

With respect to the Gruppo Sanpaolo, the effects, in the terms detailed in par. 2.1., relating to the reorganisation of the business area Risparmio e Previdenza with the establishment of Eurizon Financial Group S.p.A. (hereafter also "Eurizon") have been considered.

The reorganisation shall include, according to the presentation of facts made to the writer of the present report, the following phases:

- launch by Eurizon of a tender offer (OPA) for all Banca Fideuram shares held by third parties at a price of 5 euro per share;
- start of the listing process of Eurizon through an initial public offering of part of the stake held by Sanpaolo and a public subscription offer from a share capital increase and sales (Offerta Pubblica di Vendita e Sottoscrizione - OPVS). At the end of the transaction, Sanpaolo will hold at least 60%[1] of the share capital of Eurizon.

* * *

For the purposes of conducting the present estimate, numerous accounting and informative elements have been acquired and examined among which the most important were:

a) for Intesa:

- Articles of Association in force;

[1] The plans provided and used as reference for the purposes of the valuation, assume, at the end of the merger, an equity stake in Eurizon of 68.4%.

- Parent Company's Annual Reports 2004 and 2005 approved by the Shareholders' Meeting, complete with the Report on operations, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;
- audited Consolidated Annual Reports for the same years mentioned above;
- Consolidated half-year report as at 30th June 2006;
- management projections for 2006 full-year consolidated statement of income and balance sheet figures;
- Consolidated business plan for the years 2007-2009, updated at the date of the present estimate;
- management projections for 2006 full-year results and business plan for the years 2007-2009 of Cariparma, updated at the date of the present estimate;
- management projections for 2006 full-year results and business plan for the years 2007-2009 of FriulAdria, updated at the date of the present estimate;
- pro-forma statement of income and balance sheet figures for the 2005-2009 period of the 193 branches sold to CA;
- for the main subsidiaries, Annual Reports 2005, complete with the Report on operations, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;
- for the main subsidiaries, the Half-year report as at 30th June 2006, where available;

b) for Sanpaolo:

- Articles of Association in force;
- Parent Company's Annual Reports 2004 and 2005 approved by the Shareholders' Meeting, complete with the

Report on operations, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;

- Audited Consolidated Annual Reports for the same years mentioned above;
- Consolidated half-year report as at 30th June 2006;
- management projections for 2006 full-year consolidated statement of income and balance sheet figures;
- Consolidated business plan for the years 2007-2009, updated at the date of the present estimate;
- for the main subsidiaries, Annual Reports 2005, complete with the Report on operations, the Report of the Board of Statutory Auditors and the Independent Auditors' Report;
- for the main subsidiaries, the Half-year report as at 30th June 2006, where available;
- management projections for 2006 full-year results and business plan for the years 2007-2009 of Eurizon, updated at the date of the present estimate;
- press releases and other informative elements relative to the "Eurizon transaction" and the tender offer (OPA) for Fideuram shares;

c) for both Banks:

- information concerning stock prices;
- market information on the main Italian and foreign competitors;
- reports and consensus figures issued by the main financial analysts, which cover the stocks of the two Companies.

1.4. Shortcomings of the estimate.

As concerns the shortcomings of the estimate, the following must be noted:

- the estimate relies on the truthfulness, accuracy and completeness of the informative elements supplied; no verification has therefore been made on such aspects;
- the feasibility of the assumptions made in the business plans has not been verified. These have been used by the writer without any verification, on the basis, among other considerations, that these must represent the most accurate hypotheses possible today as concerns the expected statement of income and balance sheet evolution of the Banks;
- analyses performed did not refer to the identification or the quantification of any possible potential liabilities not considered in transmitted documentation;
- solely significant events known at the date of the present estimate have been considered.

2. ADOPTED VALUATION CRITERIA.

2.1. General profile of the estimate.

In principle, the estimate of the value of a bank presents the same application problems that arise in the determination of the value of any other company. Therefore, various aspects are important in the valuation: the equity of the company to be valued at the reference date of the estimate, its quantitative and qualitative characteristics, the company's income-generating capacity stand alone, capitalisation and discount rates, etc.

Therefore, in principle, current valuation criteria (balance sheet, earning-based, combined, financial, etc.) proposed by academics and standard practice may be applied as calculation procedures.

The selection of a method or a number of methods depends, in addition to the availability of information, upon the attentive consideration of the conditions and circumstances which characterise the specific bank in its ongoing and prospective operations.

* * *

It must be noted that until the beginning of the 90s, in Italy, "prices" applied in the transactions on controlling equity stakes of banking companies were normally based on "values" calculated according to the combined balance sheet method which estimated **W=K+I**, in which **K** is the value of adjusted shareholders' equity and **I** expresses the strategic value of deposits, normally called "goodwill". In this methodological perspective, **I** was mostly estimated by applying with empirical criteria, two different percentages to direct and indirect deposits.

The implicit assumption, which is at the base of this valuation method, consists in supposing the existence of a linear relation between the collection of a certain volume of deposits and the bank's capacity to produce new wealth to a satisfactory extent.

This Italian practice was motivated by a series of factors, also historical, the most significant of which appear to be the following:

- for a long period of time, the market for the control of banks was affected by regulatory constraints as concerns the opening of new branches and the obtainment of licences;
- the negotiations for the control of banks occurred, and still occur, in Italy in a limited circuit in which the buyer has almost always

been another bank, which in this way satisfies its need to pursue dimensional and territorial growth.

The norms which regulate the credit market have considerably changed and with them many circumstances that influence competition in the sector and the profitability of the banks which operate in it.

As mentioned above, in the past, administrative constraints affected the concession of banking licences and required the authorisation of Supervisory authorities for the opening of new branches. In such circumstances the territorial growth of a bank could mostly be pursued via the acquisition of other banks. This determined a significant imperfection in the credit market and justified the valuation approach described above.

New norms abolished the mentioned constraints. In particular, the adoption of EEC directive 89/646 modified, in a significantly more liberated direction, the rules regulating access to the exercise of banking activities and especially those which govern the means and breadth of operations of banks.

This led to increased competitiveness in the banking industry, while single banks could start pursuing growth via organic growth opportunities, which in any case concur to build reference parameters also for assessing the economic advantage of acquiring, at given prices, controlling equity stakes in other banks.

The conditions with which prices were ascertained in the past slowly changed. The strategic appeal of banks was progressively less connected to the sole parameter of collected and intermediated volumes and, conversely, increasingly related to efficiency and profitability conditions, though never disjointed from circumstances expressive of structural and process size, resources, market shares

and so on.

In this context, academic indications and standard practices elaborated criteria capable of more incisively appreciating the strategic value of the Bank considering its profitability, efficiency and growth prospects. Among these the most widespread are the "*dividend discount model criterion*" (or simply DDM), the "*earnings criterion*" and the "*combined UEC criierion*".

Alongside the criteria recalled above – also defined economic-analytical criteria, since deeply connected with performance and structure measures – so-called "market valuation criteria" are becoming increasingly important. These are based on the observation of prices struck in regulated markets by both the companies under estimation (obviously only when they are listed) and by comparable companies (in economic, structural and operational terms). For this purpose, the most frequently used methodologies in practice are the "*market multiples criterion*", the "*linear regression criterion*", the "*direct quotes criterion*" and the "*equity report criterion*".

***

As a conclusion of the general observations illustrated herein, for the valuation of Intesa and Sanpaolo required for the determination of the exchange ratio, it is deemed appropriate to use both economic-analytical criteria and market criteria. In particular, criteria used for valuations in mergers which is the object of this present report are: the "*DDM criterion*", the "*earnings criterion*", the "*combined UEC criterion*", the "*market multiples criterion*", the "*linear regression criterion*", the "*direct quotes criterion*" and the "*equity report criterion*".

***

With respect to the decision regarding which valuation criteria to use and their respective order of importance (represented by the typical distinction between main methods and control methods), the effects related, for Intesa, to the agreement with CA and, for Sanpaolo, to the '"Eurizon transaction" have been taken into account.

As concerns Intesa, it must be noted that the agreement with CA sets out the following steps:

a) the sale by Intesa to CA of the 100% stake in Cassa di Risparmio di Parma e Piacenza S.p.A. (hereafter "Cariparma");
b) the sale by Intesa to CA of the 76.05% stake in Banca Popolare FriulAdria S.p.A. (hereafter, "FriulAdria");
c) the sale by Intesa to CA of 193 branches and the relative assets and liabilities;
d) the exchange of call/put options between Intesa and CA relating to the purchase/sale (respectively, by Intesa and CA) of 65% of the equity investment in Crédit Agricole Asset Management (CAAM).

Since a consolidated plan of Intesa which reflects the effects of the aforementioned transactions has not yet been prepared, for the purposes of the valuation, balance sheet, income statement and financial aggregates relating to assets sold have been eliminated from consolidated figures. Estimates regarding the sale of said assets, net of the respective tax effect, have been considered as "accessory capital" and therefore included in the values obtained with the various valuation criteria used.

It must also be noted that the present estimate does not consider any effect of the exchange of options on CAAM for two reasons. First, the exercise of such options is uncertain; in fact, it is possible that the bank resulting from the merger and CA develop new strategies in the asset management sector together.

Secondly, the strike price of the call/put options is substantially in line with the price recently agreed for the sale (by Intesa to CA) of the same company. Thus, the strike price of the options is substantially in line with the exchange value of the equity investment in CAAM. Consequently, it is reasonable to presume that the exercise of the options will not modify the value of Intesa. This conclusion is also confirmed by the fairness opinion on the transaction prepared by Prof. Iovenitti.

***

Therefore, the application of all criteria which use variables based on Intesa's plans (DDM, earnings, UEC, market multiples and linear regression), required the adjustment of basic figures to consider the effects which will be generated by the sale of the two equity investments and the 193 branches. The results achieved with the various methods have then been increased to consider the liquidity deriving from the above-mentioned sale; this has been treated as "accessory capital". In this way the value of Intesa reflects the effects of the agreement reached with CA.

With respect to the share price criterion, it must be noted that, as described in greater detail below, the prices considered are those quoted until 22nd August 2006, the date preceding the announcement

of the merger, in consideration of the fact that stock prices in the following days were probably affected by the proposed merger. For the same reason, the "*equity report*" criterion considers data available until 22nd August 2006. Furthermore, these two criteria do not reflect the effects of the agreement with CA. It must also be noted that – assuming the congruity of the consideration for the sales provided for in such agreement, which is confirmed by the aforementioned fairness opinion of Prof. Iovenitti – the value of Intesa, determined through the application of such criteria, should not be subject to significant changes.

Considering the above, it was in any case decided to attribute to the methodologies under examination the role of control criteria for the results arising from the application of the other methods indicated above, which therefore are considered main estimation criteria.

***

With respect to Sanpaolo, the plans which have been provided to the writer reflect the effects of the "Eurizon transaction". For the purpose of applying a consistent approach with respect to the valuation of Intesa, the net considerations related to this transaction, which includes the following phases ((i) tender offer on Fideuram; (ii) initial public offering of Eurizon shares held by Sanpaolo and (iii) initial public offering of new shares by Eurizon), have been considered "accessory capital". Therefore, in the application of the adopted valuation criteria, the items considered (earnings, dividends and shareholders' equity) have been adjusted to make them consistent with the approach set forth above.

***

Therefore, on the basis of the above, the selected valuation methodologies have been divided identifying main criteria and control criteria. More specifically:

- main criteria adopted are: (i) the "*DDM criterion*", (ii) the "*earnings criterion*", (iii) the "*combined UEC criterion*", (iv) the "*market multiples criterion*" and, lastly, (v) the "*linear regression criterion*";
- control criteria used are: (i) the "*direct quotes criterion*" and (ii) the "*equity report criterion*".

From a methodological standpoint control methods have two main purposes. Considered individually, each with its peculiarities and shortcomings has the purpose of verifying the reliability of the valuation deriving from the application of the main methods. Considered together, they may contribute to the identification of appropriate "corrections" to the results deriving from the application of the main methods. In fact, since the determination of an exchange ratio is always the result of an overall judgement, in which no method expresses the characteristics of universality and uniqueness, control methods are used to verify the results derived from the application of the main methods.

2.2. Main valuation criteria.

2.2.1.The DDM criterion.

The "*DDM criterion*" (or "*dividend discount model*" criterion) defines the value (W) of a company on the basis of the future dividend flows

which the company will be capable of distributing to its shareholders, discounted at a rate which expresses the specific equity risk.

In the adopted version, future dividends have been estimated in analytical terms for the years of the business plans of the Banks, based on management's forecasted distributable dividends. After that period, the terminal value has been calculated by discounting so-called "perpetual free cash flow to equity".

The following formula is used:

$$W=\sum_{t=1}^{n}\frac{D_t}{(1+K_e)^t}+\frac{TV}{(1+K_e)^n}+CAcc$$

where:

Dt = series of distributable dividends forecasted by the Banks' management. The dividend of the last "analytical" valuation period (Dn) includes, as detailed hereafter, the effect of the excess (or deficit) of Core tier 1 with respect to the minimum deemed to be congruous;

Ke = cost of capital;

CAcc = accessory capital;

TV = terminal value (TV) estimated on the basis of the "perpetual free cash flow to equity" according to the following formula:

$$TV=\frac{D_{n+1}}{(K_e-g)}$$

where:

D_{n+1} = "perpetual free cash flow to equity";

Ke = cost of capital;

g = long term growth rate.

* * *

The cost of capital **Ke** expresses the specific risk attributed to the Banks under valuation. It is used in nominal terms, consistently with the discounted dividend flows. **Ke** is quantified using the Capital Asset Pricing Model and considering (i) the risk-free rate and (ii) the risk premium for the specific risk of investment in the equity of the banks, calculated by multiplying so-called market risk premium by the beta of each Bank.

The cost of capital is calculated using the following algorithm:

$$Ke = r + \beta \cdot (r_m - r)$$

where:

r = risk-free rate;

β = beta of each Bank;

(r_m -r) = equity premium.

***

The rate **g** expresses the long term growth prospects of the "free cash flow" used in the calculation of terminal value.

2.2.2. The earnings criterion.

The *"earnings criterion"* defines the value (**W**) of the equity of a company based on its autonomous income-generation capacity.

The adoption of the earnings criterion requires, first of all, the valuation of the company's prospective profitability. In the present valuation the latter is intended as prospective net income in the time frame covered by the business plan and as average normalised earnings for an indefinite subsequent period.

The earnings method, in particular, is applied by discounting the expected earning flows at a rate deemed to be appropriate considering the risk characteristics of the specific investment under examination.

The following formula is used:

$$W = \sum_{t=1}^{n} \frac{R_t}{(1+K_e)^t} + \frac{TV}{(1+K_e)^n} + CAcc$$

where:

R_t = earnings for the year, appropriately normalised, estimated individually for each year of the business plan;

Ke = cost of capital;

CAcc= accessory capital;

TV = *terminal value* (TV), obtained by capitalising to infinity the perpetual expected average normalised earnings, according to the following formula:

$$TV = \frac{R_{n+1}}{(K_e - g)}$$

where:

R_{n+1} = perpetual expected average normalised earnings;

Ke = cost of capital;

g = long term growth rate.

Ke expresses the cost of capital and, consistently with the discounted flows, is a nominal rate. It is quantified using the CAPM as illustrated in par. 2.2.1. above.

2.2.3. The combined UEC criterion.

The "*combined UEC criterion*" determines the value (**W**) of a company as the sum of its adjusted shareholders' equity and the net present value of the surplus earnings, intended as the difference between the expected average normalised earnings and the return deemed to be satisfactory considering the type of investment.

The value (W) of the company's shareholders' equity is determined using the following formula:

$$W = K' + (R - iK')a_{\overline{n}|i'} + CAcc$$

where:

K' = adjusted shareholders' equity, inclusive of the value of "goodwill on deposits";

R = expected average normalised earnings;

i = return deemed to be satisfactory considering the type of investment, also estimated using the aforementioned CAPM;

i' = capitalisation rate, assumed equal to the return on risk-free investments;

n = number of years to which the calculation of the net present value of surplus earnings is applied (higher or lower income-generation capacity);

CAcc = accessory capital.

According to standard practice, "goodwill" for banks included in adjusted shareholders' equity is calculated on the basis of the amount of direct and indirect customer deposits.

2.2.4. Market multiples criterion.

The "*market multiples criterion*" determines the value of a company based on market share prices of listed companies which are comparable to those being valued.

This methodology is applied as follows:

- identification of a sample of listed banks comparable to those being valued; comparability must, in particular, be assessed considering size, expressed by market capitalisation;
- calculation of so-called "market multiples" (frequently, at least in the banking industry, "price/expected earnings" and "price/book value"), that is the ratio of market prices and statement of income and balance sheet aggregates deemed to be significant;
- application of the sample's "market multiples" to the relevant statement of income and balance sheet aggregates of the companies being valued.

2.2.5. Linear regression criterion.

The "*linear regression criterion*" determines the value of equity using the statistic correlation existing between the prospective profitability of shareholders' equity (expected ROAE) and the price/book ratio (P/BV).

In detail, such correlation – expressed by the linear regression – enables the valuation of the value of the company's equity based on its prospective profitability (measured by ROAE) and its capitalisation (measured by the shareholders' equity or book value or BV).

For the application of this criterion it is necessary to:

- identify a sample of listed banks comparable to those being valued, which present a significant correlation between P/BV and expected ROAE;
- quantify the parameters (slope and intercept) of the interpolation line, via the linear regression technique;
- determine the value of the equity of the company being valued on the basis of the parameters identified in the previous point and the ROAE and book value of the same company.

2.3. <u>Control valuation criteria.</u>

2.3.1. Stock price criterion.

The "*stock price criterion*" estimates the value of equity on the basis of the market prices in a significant period ending on a date close to that of the estimate.

The need to mitigate short term fluctuations typical of financial markets leads to extend the stock price analysis to different time frames.

2.3.2. Equity report criterion.

The "*equity report criterion*" estimates the unit value of shares on the basis of the average target price indicated by financial analysts. This

valuation method is based on the selection of a significant sample of analyst reports which cover the stocks of the companies under examination.

3. THE APPLICATION OF VALUATION CRITERIA

The present paragraph describes the application of the adopted valuation criteria[2].

The description is provided for the two Companies involved in the merger, Intesa and Sanpaolo for consistency reasons.

3.1. The application of the main valuation criteria.

3.1.1. The application of the DDM criterion.

Values of Intesa and Sanpaolo, calculated using the DDM criterion, are set out in table 1 below.

Table 1 - values using the DDM criterion.

(in millions of euro)	Intesa	Sanpaolo
Present value of dividend flows (in the period of the business plan)	6,459	4,628
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	22,143	20,755
Accessory capital	5,806	1,603
Value (W)	*34,408*	*26,987*

With respect to the application of this criterion, in addition to the considerations set forth in par. 2.2.1., the following must be noted:

[2] The values in the following tables have been rounded.

- for the determination of distributable dividends (in the formula, D_t) until the last-but-one period of analytical forecasts, management estimates of the two Banks have been used. With respect to Intesa, expected dividend flows have been adjusted to consider the effects deriving from the sale of the equity investments in Cariparma and FriulAdria and the 193 branches. In particular, for each year the dividend flows have been determined by applying pay-out estimated by management to expected earnings net of the portion attributable to the equity investments and the branches sold. For Sanpaolo, expected earnings have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity deriving from the "Eurizon transaction" as accessory capital. In particular, earnings set out in the plan have been adjusted to reverse the effects of such liquidity, since it was added as accessory capital to the results obtained with this method; dividend flows have been determined applying pay-out estimated by the management to expected earnings;
- with respect to the last period in the "analytical" forecasts (in the formula, D_n), the estimated distributable dividend has been used (adjusted for both Banks as indicated above), increased (or decreased) to consider the excess or the deficit in prospective Core tier 1 of each Bank compared to the minimum applied in standard practice (equal to 6.5% of RWA[3]); for both Banks an excess Core tier 1 emerged as compared to minimum requirements of standard practice. This excess has therefore been used to increase the expected dividend flow estimated by management. With respect to the expected estimate of Intesa's RWA and Core tier 1, the

[3] Risk weighted assets, equal to the value of the invested assets weighted for the specific risk level of each asset.

aforementioned sales have also been taken into account; similarly, the corresponding aggregates of Sanpaolo have been adjusted to make them consistent with the method illustrated above which entails that the liquidity generated by the Eurizon transaction is treated as "accessory capital";

- the "perpetual free cash flow to equity" (in the formula, $\mathbf{D}_{n+1}$) has been estimated using an average of the earnings of the 2007-2009 business plan period appropriately normalised as described in par. 3.1.2. below; lastly, this value has been adjusted to take into account (i) the effect on earnings of the distribution of the excess shareholders' equity described above, calculated at a rate representative of market returns for short term investments (3-month EURIBOR at the time of the estimate) and (ii) the portion of earnings which cannot be distributed since it is destined to ensure an adequate capital coverage of the growth of RWA so as to maintain Core tier 1 at 6.5% of RWA.

***

As pointed out in par. 2.1. the valuation of Intesa required that – as accessory capital, which has therefore been added to the result of the application of the method under examination – the agreed-upon consideration for the sale of the equity investments in Cariparma and FriulAdria and of the 193 branches be taken into account. This consideration has been reduced to consider the tax burden on the capital gain related to the sale. The same approach has been used for the valuation of Sanpaolo with respect to the "Eurizon transaction". The liquidity generated therefrom, net of the relevant tax effects, has been considered accessory capital.

***

The capitalisation rate (**Ke**), calculated in nominal terms, has been determined using the CAPM.

The nominal risk-free rate has been estimated on the basis of the average return on government bonds with a maturity exceeding 10 years.

The risk premium, which is added to the risk-free rate, has been assumed to be equal to 5%, consistent with the most widespread academic indications and standard practices.

Beta has been assumed to be equal to the value obtained from Bloomberg for each of the two Banks on the date of announcement of the merger under examination.

Table 2 summarises the determination of the (nominal) discount rate for Intesa and Sanpaolo.

Table 2 – Determination of nominal Ke.

Parameters	**Intesa**	**Sanpaolo**
Nominal risk-free rate	4.33%	4.33%
Risk premium	5%	5%
Beta	1.09	1.12
Nominal Ke	**9.78%**	**9.93%**

***

The growth rate **g**, necessary to estimate terminal value, has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo. The

difference is be explained by the different compounded annual growth rates (CAGR) of the main economic figures of the two Banks.

3.1.2. The application of the earnings criterion.

Values of Intesa and Sanpaolo calculated on the basis of the earnings criterion are set out in table 3.

Table 3 - values according to the earnings criterion.

(in millions of euro)	**Intesa**	**Sanpaolo**
Present value of earnings flows (in the period of the business plan)	**7,586**	**6,895**
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	**25,867**	**25,187**
Accessory capital	**5,806**	**1,603**
Value (W)	***39,259***	***33,685***

With respect to the application of this criterion, in addition to the description set forth in par. 2.2.2., the following should be noted:

- for the determination of prospective earnings until the last year of "analytical" forecasts, the values estimated by the management have been used. Since the reference date for the present estimate is 30th June 2006, 2006 earnings have been considered in the amount pertaining to the second half;
- earnings of each year have been normalised to eliminate or limit the effects of the extraordinary or non-recurring income components. Each adjustment has been recorded considering the related tax effect. Intesa's normalised expected earnings have been adjusted to consider among others, the sale of Cariparma, FriulAdria and 193 branches; similarly the results of Sanpaolo

have been adjusted to make them consistent with the aforementioned approach which entails taking into account the liquidity derived from the "Eurizon transaction" as accessory capital;

- the terminal value (**TV**) has been calculated by discounting the expected normalised earnings obtained by (i) calculating average earnings in the 2007-2009 period and (ii) applying the growth rate **g** to such average. The use of the growth rate **g** may be explained by the assumption that, following the period of "analytical" forecasts, nominal earnings increase at a rate equal to **g**. As a result, for the purposes of determining the terminal value, the capitalisation rate has been assumed to be equal to **Ke - g**;
- the growth rate **g** has been assumed to be equal to 1.9% for Intesa and 2.5% for Sanpaolo for the reasons already described in par. 3.1.1.;
- the capitalisation rate (**Ke**) has been determined on the basis of the CAPM. The calculation is therefore consistent with that used in the determination of **Ke** when applying the DDM criterion (see Table 2);
- the value of the accessory capital – added to the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding par. 3.1.1.

3.1.3. The application of the combined UEC criterion.

The valuations of Intesa and Sanpaolo, calculated on the basis of the UEC criterion, are set out in table 4.

<u>Table 4 - values according to the combined UEC criterion.</u>

(in millions of euro)	**Intesa**	**Sanpaolo**
Adjusted shareholders' equity (**K**)	14,165	12,707
Value of deposits (**I**)	12,371	13,692
Adjusted complex shareholders' equity (K')	**26,535**	**26,399**
Expected normalised earnings (**R**)	2,425	2,226
Real return on equity (i)	7.73%	7.88%
Capitalisation rate (i')	2.38%	2.38%
Holding period (n)	8	8
Goodwill	**2,688**	**1,052**
Accessory capital	**5,806**	**1,603**
Value (W)	***35,029***	***29,054***

The application of the criterion under examination, as already described in par. 2.2.3., has required the quantification of the following aggregates:

- adjusted shareholders' equity (**K**): was determined assuming, as a starting point the carrying amount of shareholders' equity as at 30th June 2006, inclusive of net income for the first half of 2006. The carrying amount of shareholders' equity determined in this way was adjusted to take into account the goodwill in the balance sheet (as at 30th June 2006). This was done in light of the fact that goodwill determined with the current estimate already includes such values. In recording this adjustment, where necessary, the applicable tax effects have also been taken into account.

  As already indicated above, the sale of the equity investments (Cariparma and FriulAdria) and the 193 branches have been taken

into account with respect to Intesa. In particular, the portion of consolidated shareholders' equity attributable to such assets has been deducted. Shareholders' equity of Sanpaolo as at 30th June 2006 has been appropriately adjusted to take into account the effects of the "Eurizon transaction".

Table 5 summarises, for Intesa and Sanpaolo separately, the quantification of adjusted shareholders' equity described.

Table 5 - adjusted shareholders' equity.

(in millions of euro)	**Intesa**	**Sanpaolo**
Carrying amount of shareholders' equity as at 30.6.2006	16,832	13,949
Total adjustments	(2,667)	(1,242)
Adjusted shareholders' equity (K) as at 30.6.2006	**14,165**	**12,707**

- The value of deposits (I): has been calculated on the basis of direct and indirect customer deposits as at 30th June 2006, resulting from the half-year reports of the two Banks. This consolidated value has been adjusted to deduct stakes pertaining to third parties (that is, external to Gruppo Intesa and Gruppo Sanpaolo) in the main subsidiaries which are not wholly-owned by the two Parent Companies.

For Intesa, the adjustment mostly relates to the deposits of Banca di Trento e Bolzano, Casse di Risparmio del Centro and Intesa Holding International. Furthermore, the amounts attributable to Cariparma, FriulAdria and the 193 branches have been deducted from the consolidated figures.

For Sanpaolo the adjustment relates to the third-party deposits attributable to Eurizon.

To evaluate goodwill, multipliers consistent with past experience have been used. Such multipliers have been differentiated, according to standard practice, based on the various types of deposit. It should be noted that Banca Fideuram's indirect customer deposits have been valued based on a specific multiplier of 5%. This coefficient is based on both the earnings parameters expressive of the performance which may be associated to this type of deposit, and the valuation of deposits implicit in the Bank's stock market prices.

Table 6 summarises the multipliers applied.

Table 6 - percentage multipliers used to value deposits.

DEPOSIT CLASSES	Multipliers
Direct customer deposits:	
- current accounts	8%
- saving deposits	8%
- commercial paper	4%
- certificates of deposit and bonds	4%
- repurchase agreements	1.5%
Indirect customer deposits:	
- assets under administration and in custody	1%
- assets under management	3%
- Banca Fideuram deposits	5%

The valuation of customer deposits resulted in the determination of goodwill of 12,371 million euro for Intesa and of 13,692 million euro for Sanpaolo.

- Expected normalised earnings (**R**): have been determined using as input 2005 consolidated net income and consolidated profitability prospects for the 2006-2009 period. As already indicated in the description of the earnings method (par. 2.2.2.), the results for each year under consideration have been subjected to the normalisation process, aimed at eliminating or limiting the effects of the extraordinary or non-recurring income items.

  Each adjustment has been recorded taking into account the related tax effect.
  Adjusted net income of each year has been adjusted for inflation; that is, it has been expressed in consistent monetary terms (euro 2006).

  For the purpose of the normalisation process it has been deemed appropriate to assume, as reference for the valuation, the figures for the entire 2005-2009 period, attributing the same weight to each of the income considered.

  Expected normalised income (**R**) was therefore valued at 2,425 million euro for Intesa and 2,226 million euro for Sanpaolo.

- The rates and the reference time horizon (**i**, **i'** and **n**).

The rate **i** represents a measure, expressed in real terms, of the "opportunity cost" of the investment in the equity of each Bank. Again it has been determined using the CAPM and has been calculated using the same parameters indicated in par. 3.1.1. The nominal rate has been reduced using an expected inflation of 1.9%. Therefore the real rate **i** equalled 7.73% for Intesa and 7.88% for Sanpaolo.

The rate **i'** is intended, according to standard practice, to be the financial return associated with the passage of time; the rate under examination is therefore not affected by the specific risk of the company being valued and has been assumed to equal to the return on risk-free investments. It is equal to the risk-free rate indicated in table 2 above less expected inflation.

The period of **n** years was defined as 8 in accordance with the standard practice in this field.

- The determination of accessory capital: the value of accessory capital – for both Banks aggregated with the results of the discounting / capitalisation process applied to earnings – was calculated as described in the preceding par. 3.1.1.

3.1.4. The application of the market multiples criterion.

The values of Intesa and Sanpaolo determined on the basis of the market multiples criterion are set out in table 7.

Table 7 - values according to the market multiples criterion.

(in millions of euro)	Intesa			Sanpaolo		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***30,841***	***31,493***	***30,687***	***23,284***	***23,443***	***25,085***

(in millions of euro)	Intesa			Sanpaolo		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***36,739***	***35,435***	***34,100***	***31,479***	***30,472***	***29,919***

The application of the market multiples criterion, as already illustrated in par. 2.2.4., necessitated:

- <u>the selection of a sample of listed banks comparable with those being evaluated</u>: for this purpose the most significant variable is size, as expressed by market capitalisation of the companies. This decision stems from the fact that the market for bank equity behaves uniformly – and seems, therefore, to be significantly segmentable – based on size. Accordingly, Intesa and Sanpaolo are included among the largest European banks. For the purpose of identifying a sufficiently wide and significant sample of comparables, 21 European banks (in the "Euro Zone", as well as in

Switzerland and in the United Kingdom) listed on the respective Stock Exchanges have been selected. The sample is made up of banks which present a market capitalisation no less than 50% of that of Intesa and Sanpaolo (that is no lower than 15 billion euro) and no higher than 50% of the total capitalisation of the "Intesa-Sanpaolo aggregate" (that is, no higher than 90 billion euro)[4];

- the choice of multiples: the multiples which are most frequently used in bank valuations have been used. These are the Price/Book value or P/BV ratio and Price/Earning or P/E ratio.

The relevant aggregates for the calculation of such multiples have been determined as follows:

- market value (**P**) has been assumed to equal the market capitalisation, calculated as the product of the average unit value over a consistent period of time and the number of shares determined on a fully diluted basis. The unit values have been determined on the basis of the average, weighted by volumes, of the reference prices in the last 30 stock market days which preceded the first rumours on the merger under examination (30 days preceding 22nd August 2006);
- shareholders' equity (**BV**) has been assumed equal to the year-end value of the consensus for 2006, 2007 and 2008;
- expected consolidated net income (**E**) has been calculated using the value of the consensus for the 2006-2008 period.

[4] In particular, the following banks have been considered: BNC Santander CTL, BNP Paribas, Unicredit Banca, BBV Argentaria, Société Générale, Crédit Agricole, Deutsche Bank, ABN Ambro, Fortis, KBC Groupe, Dexia, Commerzbank, Allied Irish Banks, UBS, Royal Bank of Scotland, Barclays, Hbos, Credit Suisse, LLOYDS TSB Group, Standard Chartered, Danske Bank.

The source of market quotes and expected income estimates was the database IBES – Datastream.

With respect to the income statement and balance sheet figures to which to apply the multipliers described above, the expected values in the business plans have been adjusted to take into account the effects, for Intesa, of the agreement with CA and, for Sanpaolo, of the "Eurizon transaction" according to the terms described above. The final value determined using market multipliers was summed up with accessory capital, as in respect of the other criteria described above.

3.1.5. The application of the linear regression criterion.

The results for Intesa and Sanpaolo of the application of the linear regression criterion are summarised in table 8.

Table 8 - values according to the linear regression criterion.

(in millions of euro)	**Intesa**		**Sanpaolo**	
	2007	*2008*	*2007*	*2008*
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414
Accessory capital	5,806	5,806	1,603	1,603
Value (W)	***31,282***	***31,560***	***22,389***	***25,057***

In the application of the linear regression criterion, expected ROAE and the Price/Book Value (P/BV) multiple of the same sample used for

the application of the market multiples criterion have been estimated (see par. 3.1.4.).

The significant aggregates for the application of the criterion under examination have been estimated as follows:

- **ROAE** has been determined as the ratio between income expected for 2007 and 2008 and average expected shareholders' equity for 2007 and 2008;
- shareholders' equity (**BV**) has been assumed to equal the consensus value as at 31st December 2006 provided by IBES – Datastream on the basis of the forecasts made by financial analysts;
- the **"P/BV" ratio** has been calculated comparing market capitalisation, expressed by the average quotes, weighted by volumes traded, of the 30 stock market days ended on 22nd August 2006, with expected shareholders' equity as at 31st December 2006.

The $\mathbf{R^2}$ of the analysis, expressing the statistical correlation of the figures under consideration, was between 0.87 and 0.86 (depending on the reference time frame); this value confirms the significance of the regression.

Applying this criterion, and assuming an expected ROAE for 2007 for Intesa equal to approximately 15.8% and an expected ROAE for 2008 equal to approximately 16.0%, both derived from the business plan drawn up by the management appropriately adjusted to take into account the effects of the sale of the equity investments and of the 193 branches, the value attributable to the capital of the Bank (inclusive of

accessory capital) equals 31,282 million euro and 31,560 million euro, respectively. For Sanpaolo given an expected ROAE for 2007 equal to 13.9% and an expected ROAE for 2008 equal to 15.3%, both derived from the business plan drawn up by the management appropriately adjusted to consider the effects of the "Eurizon transaction", the value of the Bank (inclusive of accessory capital) equals 22,389 million euro and 25,057 million euro, respectively.

Figures 1 and 2 represent the regressions calculated using as reference the figures described above.

Figure 1 - linear regression P/BV '06 and ROAE '07


LINEAR REGRESSION P/BV '06 and ROAE '07
y = 12.667x - 0.4081
R^2 = 0.8748
P/BV '06
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '07

Figure 2 - linear regression P/BV '06 and ROAE '08


LINEAR REGRESSION P/BV '06 and ROAE '08
y = 12.895x - 0.448
R² = 0.8647
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
P/BV 06
0.00%
5.00%
10.00%
15.00%
20.00%
25.00%
30.00%
35.00%
ROAE '08

With respect to the income statement and balance sheet amounts to which to apply the multipliers described above, the expected values of the plans have been adjusted to take into account, for Intesa, the agreement with CA and, for Sanpaolo, the "Eurizon transaction" according to the terms illustrated above. The final value determined with the criterion under consideration was summed up with the value of accessory capital, as in the other criteria described above.

3.2. The application of control valuation criteria.

3.2.1. The application of the stock price criterion.

The values per share of Intesa and Sanpaolo resulting from the application of the stock price criterion are summarised in table 9.

Table 9 - values per share according to the stock price criterion.

(in euro)	**Intesa**	**Sanpaolo**
Average 30 days	4.50	14.02
Average 60 days	4.50	13.84
Average 90 days	4.57	14.15

For the purposes of the application of this method it was deemed appropriate to consider the trend of the two stock prices over a sufficiently long time frame for the purpose of limiting short-term fluctuations. In particular, averages have been considered – both arithmetic and weighted by volumes traded – of the market prices of Intesa and Sanpaolo ordinary shares, relative to the following time horizons, ending on 22.8.2006: 30 Stock exchange trading days, 60 Stock exchange trading days and 90 Stock exchange trading days.

As previously indicated, 22.8.2006 represents the last date before the first rumours concerning the merger began to circulate.

Considering the significant similarity between the results emerging from the use of the arithmetic and the weighted average[5] methods, the results from the use of the arithmetic average of share prices have been used.

3.2.2. The application of the equity report criterion.

The values per share of Intesa and Sanpaolo resulting from the application of the "*equity report*" criterion are summarised in table 10.

[5] In fact, values per share resulting from the calculation of the average share prices weighted by volumes traded – respectively 30, 60 and 90 day average – are for Intesa: 4.51, 4.49, 4.64; for Sanpaolo: 14.02, 13.80, 14.30.

Table 10 - values according to the equity report criterion.

(in euro)	**Intesa**	**Sanpaolo**
Average value per share	5.17	15.70

To apply such valuation methodology, the target prices of the reports issued by Italian and international analysts in the period 15th May 2006 – 22nd August 2006 for Intesa and 12th May 2006 – 22nd August 2006 for Sanpaolo have been used. The initial date of the period for the collection of the information is just after the publication by the Banks, of the first quarterly report for 2006; the final date of the period reflects the intent to exclude the reports influenced by market "rumours" connected to the merger.

The reports considered are those prepared by analysts which cover the stocks of both Banks. This was done for the purpose of achieving consistency between the different valuation methods, in the respect of the general principles which underlie valuations of mergers.

In particular, the following reports have been taken into account with respect to Intesa: Citigroup 15.5.2006; Kepler 15.5.2006; Mediobanca 15.5.2006; Société Générale 15.5.2006; KBW 15.5.2006; Banca Leonardo 15.5.2006; Merrill Lynch 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; JPMorgan 12.7.2006. The following reports have been analysed for Sanpaolo IMI: Kepler 15.5.2006; Mediobanca 15.5.2006; Citigroup 15.5.2006; KBW 15.5.2006; Merrill Lynch 15.5.2006; Société Générale 15.5.2006; Intermonte 25.5.2006; Credit Suisse 1.6.2006; UBM 26.6.2006; Banca Leonardo 5.7.2006; JPMorgan 26.7.2006.

4. VALUATION SUMMARY AND THE EXCHANGE RATIOS

4.1. Share capital and number of shares of Intesa and Sanpaolo.

Intesa's share capital at the estimate's reference date amounted to 3,613,001,196 euro comprised of in 6,015,588,662 ordinary shares each with a nominal value of 0.52 euro and 932,490,561 saving shares each with a nominal value of 0.52 euro.

Sanpaolo's share capital at the estimate's reference date amounted to 5,399,586,247 euro comprised of 1,590,672,318 ordinary shares each with a nominal value of 2.88 euro and 284,184,018 preference shares each with a nominal value of 2.88 euro.

The merger under examination is achieved through the exchange of both ordinary and preference shares of Sanpaolo for Intesa ordinary shares. Sanpaolo's preference shares are not listed and are treated, for the purpose of the exchange ratio, as equivalent to ordinary shares of Sanpaolo. This, as already explained, is due to the fact that the Articles of Association of Sanpaolo (art. 6) require the conversion at par of preference shares into ordinary shares should the latter be sold. Furthermore, it must be noted that the Framework Agreement relating to the merger under examination calls for the cancellation of treasury shares held by the Banks.

Therefore, for the purpose of the determination of the exchange ratio:

- Sanpaolo's preference shares are equivalent to ordinary shares;
- treasury shares held by Intesa and Sanpaolo are not taken into

account in the calculation of unit value per share.

Therefore, the unit value per share of the two Banks is calculated on the basis of the number of outstanding non-treasury shares of the Banks.

The relevant number of shares for the purposes of the valuation is therefore the following:

for Intesa: 6,879,052,690;
for Sanpaolo: 1,871,751,951.

For the calculation of the unit value of Intesa's ordinary shares it must be noted that the capital of Intesa is made up of both ordinary and saving shares.
Therefore, for the purpose of "transforming" the overall value of Intesa to the unit value per ordinary share, the number of saving shares must be appropriately weighted. This is possible – again according to standard practice – by calculating the number of "equivalent ordinary shares" per saving share on the basis of the difference in the values of the two classes of shares. To this end the difference in values recorded on the Stock Exchange in the 30 days ending on 22nd August 2006 was taken into account; such difference is the result of the comparison of the respective averages, weighted by volumes traded, of the reference prices (source IBES - Datastream).

The results of the application of the estimation criteria described in the paragraphs above are illustrated below, both in overall terms and in terms of unit value per ordinary shares of the two Banks.

For the reasons illustrated above, valuations contained in this chapter refer exclusively to the ordinary shares of Intesa and Sanpaolo.

4.2. Total and unit values and exchange ratios.

4.2.1. Results of the application of the DDM criterion.

The application of the DDM criterion leads to the determination of overall values of Intesa and Sanpaolo, based on the parameters described in par. 2.2.1. and 3.1.1., and summarised in table 11.

Table 11 - overall values according to the DDM criterion.

(in millions of euro)	Intesa	Sanpaolo
Present value of dividend flows (in the period of the business plan)	**6,459**	**4,628**
Perpetual free cash flow to equity	2,534	2,252
Present value of Terminal value	**22,143**	**20,755**
Accessory capital	**5,806**	**1,603**
Value (W)	***34,408***	***26,987***

Such overall values correspond to the values per share and the exchange ratio indicated in table 12.

Table 12 - values per share according to the DDM criterion and exchange ratio.

	Intesa *(in euro)*	Sanpaolo *(in euro)*	Exchange ratio
Value per share	5.00	14.42	2.883

4.2.2. Results of the application of the earnings criterion.

The application of the earnings criterion leads to the determination of overall values of Intesa and Sanpaolo, based on the parameters described in par. 2.2.2. and 3.1.2., summarised in table 13.

Table 13 - overall values according to the earnings criterion.

(in millions of euro)	**Intesa**	**Sanpaolo**
Present value of earnings flows (in the period of the business plan)	**7,586**	**6,895**
Perpetual earnings flow	2,826	2,607
Present value of Terminal value	**25,868**	**25,186**
Accessory capital	**5,806**	**1,603**
Value (W)	***39,259***	***33,685***

The aforementioned overall values correspond to the values per share and the exchange ratio set out in table 14.

Table 14 - values per share according to the earnings criterion and the exchange ratio.

	Intesa *(in euro)*	**Sanpaolo** *(in euro)*	**Exchange ratio**
Value per share	5.71	18.00	3.153

4.2.3. Results of the application of the combined UEC criterion.

The combined UEC criterion leads to the definition of values for Intesa and Sanpaolo, set out in table 15.

Table 15 - overall values according to the combined UEC criterion.

(in millions of euro)	Intesa	Sanpaolo
Adjusted complex shareholders' equity (K')	26,535	26,399
Goodwill	2,688	1,052
Accessory capital	5,806	1,603
Value (W)	***35,029***	***29,054***

Such overall values correspond to the unit values of the ordinary shares and to the related exchange ratio indicated in table 16.

Table 16 - values per share according to the combined UEC criterion and exchange ratio.

	Intesa *(in euro)*	Sanpaolo *(in euro)*	Exchange ratio
Value per share	5.09	15.52	3.048

4.2.4. Results of the application of market multiples criterion.

This criterion results in the determination of the overall values of Intesa and Sanpaolo, set out in table 17.

Table 17 - overall values according to the market multiples criterion.

(in millions of euro)	Intesa			Sanpaolo		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/E multiple of the sample	10.694	9.879	8.965	10.694	9.879	8.965
Earnings	2,341	2,600	2,775	2,027	2,211	2,619
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***30,841***	***31,493***	***30,687***	***23,284***	***23,443***	***25,085***

(in millions of euro)	Intesa			Sanpaolo		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*
Average P/BV multiple of the sample	1.938	1.753	1.588	1.938	1.753	1.588
Book value	15,959	16,903	17,815	15,414	16,469	17,828
Accessory capital	5,806	5,806	5,806	1,603	1,603	1,603
Value (W)	***36,739***	***35,435***	***34,100***	***31,479***	***30,472***	***29,919***

The values for the ordinary shares of Intesa and Sanpaolo resulting from the application of such methodologies and the related exchange ratio are set out in table 18.

Table 18 - values per share according to the market multiples criterion and exchange ratio.

	Intesa *(in euro)*			Sanpaolo *(in euro)*			Exchange ratio		
	2006	*2007*	*2008*	*2006*	*2007*	*2008*	*2006*	*2007*	*2008*
Value per share P/E multiple	4.48	4.58	4.46	12.44	12.52	13.40	2.775	2.736	3.004
Value per share P/BV multiple	5.34	5.15	4.96	16.82	16.28	15.98	3.149	3.161	3.225

4.2.5. Results of the application of the linear regression criterion.

This criterion results in the determination of the overall values of Intesa and of Sanpaolo, indicated in table 19.

Table 19 - overall values according to the linear regression criterion.

(in millions of euro)	Intesa		Sanpaolo	
	2007	*2008*	*2007*	*2008*
Expected ROAE	15.8%	16.0%	13.9%	15.3%
P/BV 2006	1.596	1.614	1.348	1.522
Reference carrying amount of shareholders' equity	15,959	15,959	15,414	15,414
Accessory capital	5,806	5,806	1,603	1,603
Value (W)	**31,282**	**31,560**	**22,389**	**25,057**

The values for the ordinary shares of Intesa and of Sanpaolo resulting from the application of such methodologies and the related exchange ratio are set out in table 20.

Table 20 - values per share according to the linear regression criterion and exchange ratio.

	Intesa *(in euro)*	**Sanpaolo** *(in euro)*	**Exchange ratio**
ROAE 2007	4.55	11.96	2.630
ROAE 2008	4.59	13.39	2.918

4.2.6. Results of the application of the stock price criterion.

The average stock price under consideration results in the exchange ratios in table 21.

Table 21 - values per share according to the stock price criterion and exchange ratio.

	Intesa (*in euro*)	Sanpaolo (*in euro*)	Exchange ratio
Average 30 days	4.50	14.02	3.115
Average 60 days	4.50	13.84	3.079
Average 90 days	4.57	14.15	3.099

4.2.7. Results of the application of the equity report criterion.

The application of this methodology results in the following values for the ordinary shares of Intesa and of Sanpaolo and the related exchange ratio set out in table 22.

Table 22 - values per share according to the equity report criterion and exchange ratio.

	Intesa (*in euro*)	Sanpaolo (*in euro*)	Exchange ratio
Average value per share	5.17	15.70	3.038

4.3. Sensitivity analysis.

A sensitivity analysis has been conducted on the results reached with the economic-analytical valuation methods. This analysis is aimed at verifying the sensitivity of the exchange ratios to changes in the primary parameters used in the estimation (risk premium, growth rate g, discounting period, etc...) within reasonable intervals. The aforementioned analysis confirmed the significance of the applied results of the adopted criteria.

4.4. **Principal difficulties in the valuation.**

The principal difficulties encountered in undertaking the valuation are set forth below.

a) Use of the consolidated financial statements as primary reference for the determination of adjusted shareholders' equity and of expected earnings flows. The use of the consolidated financial statements, which is necessary since the companies to be merged are Parent Companies of complex Groups, generates certain complexities in the process for the adjustment of shareholders' equity and earnings due to the diversity of minority stakes in the earnings and shareholders' equity of Group companies and in their variability over time.

b) Existence of ordinary shares and saving shares. The calculation of the unit value of the ordinary share in presence of quotation differences between ordinary shares and saving shares requires the calculation of the number of ordinary shares equivalent to saving shares considered.

c) The transformation of Gruppo Intesa and Gruppo Sanpaolo. The sale of the equity investments in Cariparma and FriulAdria and of 193 branches resulted in difficulties in the calculation of balance sheet aggregates and expected earnings and dividend flows. The figures of the business plan have also been adjusted to consider the effects of such sale. The same difficulties apply to Gruppo Sanpaolo, where the "Eurizon transaction" has required the adjustments of the aggregates considered in the application of the various valuation methods, also for the purpose of using a

consistent approach, especially concerning the liquidity arising from the transaction, with that used for the estimation of Intesa.

d) Use of forward looking statements. Forward looking statements drawn from the prepared business plans have been used in the present estimations. Such figures, due to their very nature, are subject to uncertainty.

5. CONCLUSIONS

Considering the results of the analyses described in the previous paragraphs and the shortcomings illustrated in par. 1.4., it is possible to express a final opinion on the exchange ratio in the merger between Intesa and Sanpaolo.

For this purpose the exchange ratios resulting from the application of the various methods are listed in table 23.

Table 23 - Exchange ratios

	Exchange ratio
Main valuation criteria	
DDM criterion	2.883
Earnings criterion	3.153
Combined UEC criterion	3.048
Linear regression of Roae 2007 – P/Bv criterion	2.630
Linear regression of Roae 2008 – P/Bv criterion	2.918
Market multiples criterion – P/E 2006	2.775
Market multiples criterion – P/E 2007	2.736
Market multiples criterion – P/E 2008	3.004
Market multiples criterion – P/BV 2006	3.149
Market multiples criterion – P/BV 2007	3.161
Market multiples criterion – P/BV 2008	3.225
Control valuation criteria	
Stock price criterion (30 days)	3.115
Stock price criterion (60 days)	3.079
Stock price criterion (90 days)	3.099
Equity report criterion	3.038

Based on the analysis of the results, the following can be noted:

- the exchange ratios based on the main valuation criteria range from 2.630 to 3.225, and are characterised by limited variability. In fact, the gap between the maximum exchange ratio and the minimum exchange ratio is equal to approximately 23%. The average and the

median of the results obtained amounted to 2.971 and 3.004, respectively;

- the exchange ratios based on the control criteria were all within the range mentioned above,. thus confirming the significance of the range.

The range identified above therefore expresses the significant and congruous exchange ratios. For the purpose of identifying a range of exchange ratios which further reduces dispersion with respect to the average and the median, it was deemed appropriate to exclude the extreme values of the range identified above. Consequently, the range of exchange ratios is better defined by the following interval: 2.736 – 3.161. This range presents a difference between the maximum and minimum value of approximately 15%. The size of the interval therefore considerably decreases. Thus, the difference between the top and bottom value decreases by 35%.

The significance of the range identified in this manner remains confirmed by the results obtained through the application of the control methods. Results continue to fall within said range. From another perspective, this circumstance comforts the decision to exclude the extreme values of the interval identified above.

***

Based on the above, the writer deems that **the range of exchange ratios between 2.736 and 3.161 of Intesa ordinary shares for each ordinary and preference share of Sanpaolo is the most significant and equally congruous.**

Milano, 12th October 2006

Prof. Angelo Provasoli

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REPORT ON THE ESTIMATE OF THE EXCHANGE RATIO PREPARED FOR BANCA INTESA S.P.A. BY BANCA LEONARDO S.R.L.

[PAGE INTENTIONALLY LEFT BLANK]

STRICTLY CONFIDENTIAL

FAIRNESS OPINION ON THE SHARE EXCHANGE RATIO FOR THE MERGER OF SANPAOLO IMI S.p.A. WITH AND INTO BANCA INTESA S.p.A.

Banca Intesa

G.B.L.

12 OCTOBER 2006

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CONTENTS

1 **Introduction** 1
1.1 Purpose and scope of the mandate 1
1.2 Description of the transaction 1
1.3 Purpose of the Opinion on the Share Exchange Ratio 2
1.4 Reference date for the Opinion 3
1.5 Significant Events 3
1.5.1 Agreement between Intesa and Crédit Agricole 3
1.5.2 Restructuring of Sanpaolo's asset management and insurance activities 4
1.6 Documentation and information used 4
2 **Valuation methodologies adopted** 6
2.1 Introduction 6
2.2 Valuation methods adopted 6
2.3 Analytical approach 7
3 **Description and application of the valuation methods** 9
3.1 Principal methods 9
3.1.1 Dividend Discount Model 9
3.1.2 UEC method (with separate estimate of goodwill) 13
3.1.3 Discounted earnings method 17
3.1.4 Gordon Growth Model 20
3.1.5 Market multiples for comparable companies 22
3.1.6 ROE regression analysis 25
3.1.7 Regression analysis of expected earnings growth 26
3.2 Valuation methods used primarily for verification purposes 27
3.2.1 Market value 27
3.2.2 Consensus target price method 30
4 **Principal difficulties and limitations in valuation** 32
5 **Conclusions** 33

STRICTLY CONFIDENTIAL

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

G.B.L.

12 OCTOBER 2006

1 Introduction

1.1 Purpose and scope of the mandate

GBL S.r.l. (hereafter, "GBL" or the "Advisor"), a wholly-owned subsidiary of Gruppo Banca Leonardo S.p.A., received the mandate (hereafter, the "Mandate") from the Board of Directors of Banca Intesa S.p.A. (respectively, the "Board" and "Intesa") to assist the Board in determining, in its own independent judgement, the appropriate share exchange ratio, from a financial perspective, between the ordinary shares of Intesa and the shares of Sanpaolo IMI S.p.A. ("Sanpaolo" and, jointly with Intesa, the "Banks") in relation to the merger of Sanpaolo with and into Intesa (hereafter, the "Merger").

This fairness opinion (hereafter, the "Opinion") has been prepared for the exclusive use of the Board, to support it in taking the decisions for which it alone is responsible and for the sole purpose of providing it with indicators and references to aid in determining the share exchange ratio for the Merger to be proposed to a General Meeting of Intesa Shareholders. Therefore, any other use, including the communication or distribution, in whole or in part, of the contents of this Opinion, must first be authorised by GBL in writing, with the exception that it may be made available to any experts engaged to give an opinion as provided for under Article 2501-*sexies* of the Italian Civil Code.

In the context of the limitations and information detailed below, and given the specific purpose of the Mandate, the valuations have been made with a view to expressing an opinion on the comparative values of the two Banks, with paramount importance placed on the consistency and comparability of the methods used to determine the absolute value of each of the Banks individually. The valuations and this Opinion are, furthermore, to be understood as referring exclusively to the present Merger transaction. The considerations and conclusions presented in this Opinion are, therefore, based on the entirety of the information and valuations contained herein and no part of the Opinion is to be used without considering the Opinion in its entirety. The valuations are, furthermore, based on the current configuration and future prospects of the Banks on a stand alone basis, without taking into account potential synergies deriving from the Merger.

In addition, the Opinion does not constitute, nor may it be interpreted as, or considered similar to, a report as defined under Article 2501-*sexies* of the Italian Civil Code, an expert opinion as defined in Annex 3A of CONSOB Regulation 11971/99, or a report as defined under the same Regulation.

1.2 Description of the transaction

On 26 August 2006, the Boards of Directors of Intesa and Sanpaolo approved the subscription by the Chairmen of the respective Boards of Directors and on the same date of a framework agreement (hereafter, the "Framework Agreement") intended to set out the principal points in the Merger plan between the Banks.

The financial terms of the Merger, as defined in the Framework Agreement, set an exchange ratio of 3.115 newly-issued Intesa ordinary shares for each Sanpaolo share

(hereafter, the "Exchange Ratio"), after conversion of all Sanpaolo preference shares into newly-issued ordinary shares having the same characteristics as the Sanpaolo ordinary shares currently in circulation (1 preference share : 1 ordinary share). The offer does not include any cash consideration or recognition of any premium as the Merger has been conceived and structured as a merger of equals.

In the Framework Agreement, the above Exchange Ratio was established on the basis of the financial statements of the Banks as at 30 June 2006 and with the assumption, amongst other things, that:

- at the time of completion of the Merger, neither Intesa nor Sanpaolo hold treasury shares, or that any treasury shares which may be held will be cancelled;
- neither Intesa nor Sanpaolo approve or carry out any capital increase, including freely granted, issue of bonds or debentures, issue of related shares (Article 2350, paragraph 2 of the Italian Civil Code), participatory financial instruments (Article 2346, paragraph 6 of the Italian Civil Code) or other financial instruments (Article 2447-*ter*, paragraph 1, letter e of the Italian Civil Code), or any distribution of interim or extraordinary dividends or of capital reserves;
- neither of the Banks nor their respective subsidiaries, without prior written consent from the other party, carries out extraordinary operations which may influence the Exchange Ratio.

In the Framework Agreement, the Banks have also agreed to undertake accounting, legal and administrative due diligence (hereafter, the "Due Diligence") for the purpose of determining, on the basis of the outcome of the same, any required adjustment to the Exchange Ratio. GBL has verified, as specified herein, that the results of the Due Diligence carried out during in September 2006, were not such as to require any modification to the respective valuations of the Banks.

1.3 Purpose of the Opinion on the Share Exchange Ratio

The purpose of this Opinion is to provide the Board with elements and references to aid in the determination, in its exclusive independent judgement, the appropriateness of the Exchange Ratio to be proposed to Intesa Shareholders in the Extraordinary General Meeting called to approve the Merger.

The analysis and valuations contained in this Opinion have, as a result, the sole scope of identifying an appropriate value interval for the Exchange Ratio relating to the Merger. For this reason, the values obtained cannot in any way be considered estimates of the economic value and/or current or prospective market value of the Banks on a stand-alone basis.

This Opinion should not, furthermore, be interpreted by the Shareholders of Intesa as a recommendation in relation to the exercise of their right to vote at the Extraordinary General Meeting of the Bank called to approve the Merger.

1.4 Reference date for the Opinion

This Opinion has been based on the financial statements of the Banks as at 30 June 2006 (hereafter, the "Reference Date"). No change in the situation of the Banks - of a financial, market and/or other nature - subsequent to the Reference Date has been taken into account in preparing this Opinion, except for the significant events, detailed in paragraph 1.5 below, brought to the attention of GBL by the Banks which could potentially influence the Exchange Ratio (hereafter, the "Significant Events").

1.5 Significant Events

1.5.1 Agreement between Intesa and Crédit Agricole

On 11 October 2006, Intesa and Crédit Agricole S.A. (hereafter, "CAsa") signed an agreement (hereafter, the "Agreement with CAsa") which, subject to completion of the Merger, approval by the respective Boards of Directors and receipt of the necessary authorisations from the relevant authorities, contemplates:

a. in the banking sector, the sale to CAsa by Intesa:
   - of the entire shareholding, equivalent to 100% of share capital, in Cassa di Risparmio di Parma e Piacenza S.p.A. (hereafter, "Cariparma") for a cash consideration of € 3,800 millions;
   - of the entire shareholding, equivalent to approximately 76% of share capital, in Banca Popolare FriulAdria S.p.A. (hereafter, "FriulAdria") for a cash consideration of € 837 millions;
   - of 193 branches (hereafter, the "Branches"), which it has been determined that the group resulting from the Merger will probably be required to sell in order to comply with antitrust regulations, for a cash consideration of € 1,330 millions;

b. in the asset management sector:
   - the willingness of Intesa and CAsa to evaluate the feasibility of a project on a European scale;
   - the granting, should the project referred to in the preceding point be deemed not realisable, to Intesa of the right to buy (hereafter, the "Call Option") and to CAsa of the right to sell (hereafter, the "Put Option") for cash 65% of the activity attributable to Nextra Investment Management SGR S.p.A. (hereafter, "Nextra") which were sold by Intesa to CAsa in December 2005 and subsequently merged into CAAM SGR S.p.A. (hereafter, "CAAM"). The Call and Put Options may be exercised from the date of sale of the Branches (from 1 February 2007 to 31 March 2007 inclusive) until 12 October 2007 at a price equal to the algebraic sum of:
     i. the price paid by CAsa for the purchase of 65% of Nextra from Intesa (approximately € 816 million);
     ii. less the dividends received by CAsa;
     iii. plus the applicable cost of equity for the period;
   - the loss, following exercise of the Call or Put Option, of the agreements currently in place between Intesa and CAsa;

c. in consumer credit:
   - maintenance of the existing agreements relating to Agos S.p.A. (hereafter, "Agos") for a period of three years from the completion of the Merger;
   - the granting to Intesa and CAsa of put and call options, respectively, relating to the 49% of Agos share capital currently held by Intesa.

The appropriateness for Intesa of the consideration negotiated in its Agreement with CAsa, particularly with reference to the aggregate price of approximately € 5,967 million for the sale of Cariparma, FriulAdria and the Branches has been validated by an analysis carried out by an independent expert appointed by Intesa, Prof. Paolo Iovenitti, who also endorsed the valuation of 65% of the activities of Nextra.

1.5.2 Restructuring of Sanpaolo's asset management and insurance activities

As part of the restructuring and consolidation plan for the asset management and insurance (investment management, supplementary pensions and life insurance) activities of the Sanpaolo group, Eurizon Financial Group S.p.A. (hereafter, "Eurizon") made a public offer, on 21 August 2006, to acquire 25.3% of the share capital of Banca Fideuram S.p.A. (hereafter, "Fideuram") at a price of € 5.00 per ordinary share. On 16 September 2006, the period for acceptances was extended to 25 October. In addition, a listing of Eurizon is planned through the public offer of newly-issued shares, constituting a capital increase, and the sale of a part of Sanpaolo's existing shareholding in Eurizon. After completion of the listing, Sanpaolo should hold approximately 68% of Eurizon's share capital. In that regard, it should be noted that, on 28 July 2006, Eurizon filed an application for admission to the stock exchange and the authorisation to publish an offering circular from Borsa Italiana and CONSOB, respectively.

1.6 Documentation and information used

In fulfilling its Mandate and preparing this Opinion, GBL obtained and reviewed the following accounting material and information:

- the current Articles of Association of Intesa and Sanpaolo;
- the Parent Company's financial statements and consolidated financial statements of Intesa and Sanpaolo for 2004 and 2005, complete with Director's Reports, Reports of the Statutory Boards of Auditors, and the audit certifications;
- the approved Parent Company's financial statements and consolidated financial statements of Intesa and Sanpaolo as at 30 June 2006, complete with Director's Reports and limited audit reports;
- the consolidated financial plans of Intesa and Sanpaolo for 2006-2009, provided by the managements of the Banks following the signing of the Framework Agreement, in order to make projections which, from a stand-alone perspective, would be homogeneous in terms of time horizon and macroeconomic and sector-related assumptions;
- the financial plans of Cariparma, FriulAdria and the Branches for 2006-2009, provided by the management of Intesa;

- the financial plan of CAAM for 2006-2008, provided by the company's management in March 2006;
- the offer document relating to the voluntary purchase offer made, in August 2006, by Eurizon for 25.3% of the share capital of Fideuram;
- other data and information of an accounting, financial, strategic and commercial nature provided, both verbally and in written form, directly by the managements of the Banks and/or through their advisors.
- information in the public domain relating to Intesa and Sanpaolo considered relevant for the purposes of the analysis, such as that relating the stock exchange listings of the Banks and a sample group of comparable quoted banks (see Paragraph 3.1.5);
- the results of the Due Diligence. It should be noted that these results did not necessitate, in reference to the terms of the Framework Agreement, any modifications to the Exchange Ratio.

In preparing the Opinion, furthermore, GBL has assumed that:

- all information, data, statements and reports - of a financial or other nature - provided to, analysed or discussed with GBL by the managements of Intesa and Sanpaolo are true and complete, with no independent verification, certification or analysis being carried out by GBL;
- the financial projections are reasonable and have been formulated on the basis of best estimates and opinions available to management at the time or, as the case may be, by financial analysts, in relation to the future performance of Intesa and Sanpaolo;
- no materially relevant information has been omitted or withheld from GBL;
- the valuations of assets and liabilities provided to GBL, which has not conducted any valuation or expert analysis of the assets and liabilities of Intesa and Sanpaolo, are appropriate and reasonable;
- the Merger will be carried out in accordance with the current agreement, without exclusions, modifications or delays to the agreed terms and conditions;
- all authorisations necessary for completion of the transaction are obtained with no material negative impact to Intesa, Sanpaolo and/or the Merger.

GBL, therefore, assumes no responsibility for the authenticity, completeness or accuracy of the information used, nor provides any guarantee, implicit or explicit, to that effect.

2 Valuation methodologies adopted

2.1 Introduction

Merger are characterised by a complex valuation issue that is the determination of an exchange ratio i.e. the ratio between the values of the shares of the companies involved in the transaction.

For that reason, standard valuation practice places particular importance on the principle of consistency in the valuation criteria applied. This is because the purpose of merger valuations is not so much to determine the absolute economic value of the companies involved in the transaction, as to obtain their comparative values in order to determine an exchange ratio. For this reason, merger valuations are meaningful as relative valuations but should not be considered estimates of the absolute value of the companies involved in a transaction.

A second principle often adopted in merger valuations is the "stand alone" assumption; that is, a valuation perspective based on the current configuration and future prospects of the companies on an independent basis, without taking into account any potential synergies deriving from the merger which may create added value for the two groups of Shareholders.

The value per Intesa share, calculated below for each valuation methodology, refers exclusively to the ordinary shares. As the total value of Intesa includes the value of both the ordinary shares and saving shares, and considering that the Intesa saving shares trade at a different market price to that of the ordinary shares (the average price of the saving shares for the 3 months ended 23 August 2006[1] was 7.3% lower than that of the ordinary shares), it was considered appropriate to weight the number of saving shares on the basis of the discount existing between the market values of the two classes of shares in order to calculate the number of equivalent ordinary shares.

The value per Sanpaolo share, as calculated in this Opinion, also refers only to the ordinary shares as, in keeping with the Framework Agreement (see paragraph 1.2), it is intended that all Sanpaolo preference shares be converted in newly-issued ordinary shares having the same characteristics as the current Sanpaolo ordinary shares in circulation (1 preference share : 1 ordinary share).

2.2 Valuation methods adopted

Fundamental to merger valuations, whose purpose is to establish economic values from which an exchange ratio can be determined, are the consistency and comparability of the valuation assumptions made in relation to the earnings, capital structure and operational profiles of the companies involved in the transaction. Consequently, the chosen methodologies cannot be analysed individually, but, rather, should be considered as intrinsic parts of a single valuation process. In light of this and taking into account (i) the

[1] The last day of trading prior to the issue of the joint press release from the Banks confirming the existence of talks regarding the possibility of a merger.

purpose of the estimates, (ii) the standard valuation criteria used, both domestically and internationally, in particular for the banking sector, (iii) the particular characteristics of each of the Banks, and (iv) the quoted company status which applies to both Banks, the following principal valuation methodologies – which include both absolute and relative methods – have been adopted:

- the Dividend Discount Model or DDM method;
- the UEC method (with separate valuation of goodwill);
- the discounted earnings method;
- the Gordon Growth Model;
- the market multiples method (based on comparable quoted companies);
- the ROE regression analysis method;
- the regression analysis of the expected growth rate in earnings.

In addition, taking into account (i) the market capitalisation of Intesa and Sanpaolo, (ii) the large free float and high volumes traded, and (iii) the ample body of research published by financial analysts, the following valuation methodologies have also been used, primarily for verification purposes[2]:

- the market value method;
- the consensus target price method.

In selecting and applying the above methods, the characteristics and implicit limits of each have been considered, also in regard to the specific characteristics of each Bank.

In paragraph 3 which follows, a detailed description of the methods referred to above, used to verify the appropriateness of the Exchange Ratio, has been provided.

2.3 Analytical approach

In order to take any potential impacts of the Agreement with CAsa into account in the Exchange Ratio analysis, particularly with reference to the sale of Cariparma, FriulAdria and the Branches, it was necessary to "eliminate" the perimeter of activities to be sold from the consolidated financial figures. The value of Intesa was, therefore, calculated as the sum of (i) the value estimated by applying the principal valuation methods (see above) to the "adjusted" financial figures and (ii) the proceeds from the sale of Cariparma, FriulAdria and the Branches on an after-tax basis.[3] As these proceeds represent liquidity in excess of the normal operational requirements of the business, they have been considered surplus assets for valuation purposes.

It was not possible, however, to incorporate the effects of the Agreement with CAsa when applying the methods used primarily for validation purposes (i.e., based on

---

[2] After 23 August 2006 (the last day of trading prior to the issue of a joint press release confirming the existence of talks regarding the possibility of a merger), it is assumed that such methods, exclusively "market-based", no longer represent the true stand-alone value of the Banks. In addition, as described in greater detail in paragraph 2.3, it was not possible to analytically quantify the effects of the CAsa Agreement on these valuation methods.

[3] This assumes that a "participation exemption" *regime* applies to the sale of Cariparma, FriulAdria and the Branches.

market values and analysts' target prices). However, it was verified that the agreed sale prices were not such as to impact the exchange ratio obtained by applying these methods.

In addition, the impact on the Exchange Ratio of the agreement entered into between Intesa and CAsa relating to the asset management business was not considered material for the purposes of this Opinion. In fact:

- the willingness of both parties to evaluate the feasibility of a European-wide project means that exercise of the Call Option and/or Put Option is not certain;
- the exercise price of the Call and Put Options is substantially in line with the amount paid, in December 2005, by CAsa to Intesa to acquire the same perimeter of activity which, for the period December 2005 – September 2006, has had a substantially stable level of assets under management;
- the appropriateness of the value for 65% of the activities of Nextra has been endorsed in the analysis carried out by Prof. Paolo Iovenitti, an independent expert appointed by Intesa.

In keeping with the principle of consistency in merger valuations, which requires not only consistency in methodologies and/or criteria used, but also, and more importantly, the application of the same rules and treatment in making key valuation choices, the net proceeds which Sanpaolo will receive from the expected listing of Eurizon included in the 2006–2009 financial plan have, for the purpose of this analysis, been considered surplus assets.

3 Description and application of the valuation methods

3.1 Principal methods

3.1.1 Dividend Discount Model

3.1.1.1 Description of the method

The Dividend Discount Model (or DDM) defines the economic value of a bank as the sum of (i) the present value of future dividend flows potentially distributable to shareholders, for a predetermined time horizon, consistent with maintaining an adequate level of capital and (ii) the present value of the Terminal Value (or TV), calculated assuming a perpetual constant growth rate for dividend flows beyond the projected time horizon. This approach disregards, therefore, the actual distribution policy of the bank.

This "two stage" version of the DDM is expressed by the following formula:

$$W = \sum_{t=1}^{t=n} \frac{Div_t}{(1+k_e)^t} + \frac{TV}{(1+k_e)^n} + SA \text{ where } TV = \frac{Div_{Nn} \times (1+g)}{(k_e - g)}$$

where:

W	=	the economic value of the bank being valued
TV	=	Terminal Value, equal to the estimated value of the bank in the year following the last year of explicitly forecast dividend flows
Div_t	=	dividends potentially distributable in year *t* of the explicit forecast period
Div_{Nn}	=	"normalised" dividend flows potentially distributable at the end of the explicit forecast period (year *n*)
SA	=	surplus assets
n	=	the number of years of explicitly forecast dividend flows
k_e	=	discount rate, equal to the bank's cost of equity
g	=	growth rate of profits beyond the explicit forecast period

In the current valuation, application of the DDM is comprised of the following steps:

a. identification of the dividend flows potentially distributable over the explicit forecast period (2006–2009);

b. determination of the discount rate "k_e" (i.e., the cost of equity) and the growth rate "g";

c. calculation of the present value of dividends flows for the explicit forecast period (2006-2009) and of the Terminal Value (>2009).

3.1.1.2 Identification of the dividend flows potentially distributable for the explicit forecast period (2006–2009);

For the purposes of this valuation, a time horizon of 2006-2009 has been assumed for the explicit forecast of dividend flows, beyond which the value of the banks has been calculated as a Terminal Value. Income statement and balance sheet projections for the explicit forecast period (2006-2009) are based on the consolidated financial plans provided by the managements of the two Banks.

Calculation of the dividends flows potentially distributable during the explicit forecast period assumes - prudently and to establish the minimum level of capital considered adequate to support future growth of the banks - a Core Tier 1 ratio (the ratio between Tier 1 capital, excluding any hybrid capital instruments issued, and total risk weighted assets) and a total capital ratio (ratio between total regulatory capital, including any subordinated liabilities, and total risk weighted assets) equivalent, respectively, to 7.0% and 8.0%.

3.1.1.3 Determination of the discount rate (k_e)

The discount rate "k_e" applied to dividend flows represents the return required by investors for alternative investments with a comparable risk profile (cost of equity). Consistent with standard valuation practice, this rate was calculated by applying the Capital Asset Pricing Model (CAPM) which is expressed by the following formula:

$$k_e = r_f + \beta \times (r_m - r_f)$$

where:

r_f = rate of return for risk free investments. For the current valuation, taking the reference time horizon into account, a risk free rate of 4.0% as at 10 October 2006 was assumed. This represents the current gross yield of 10 year BTP with a maturity of 1 August 2016 (source: Il Sole 24 Ore)

r_m-r_f = risk premium required by the market, set at 4.5% in line with current valuation practice

β = correlation coefficient between the effective return on an individual share and the total return for the reference market; this measures the volatility of a share compared to a market portfolio. For the current valuation, a β of 1.09 has been used for Intesa and a β of 1.12 for Sanpaolo (source: Bloomberg)[4]

On the basis of these assumptions, the discount rate "k_e" for Intesa is 8.9% and for Sanpaolo 9.1%.

[4] β calculation based on weekly observations over a 1-year time period.

3.1.1.4 Calculation of the Terminal Value

The Terminal Value was determined by applying a perpetual growth formula, based on the growth factor "g", to the potential dividend distributable in the final year of the explicit forecast period.

Taking the growth assumptions implicit in the 2006-2009 financial plans of the two Banks into account in calculating the Terminal Value, particularly with reference to the last year of the projections provided, a growth rate "g" of 2.1% has been assumed for Intesa and 2.5% for Sanpaolo.

3.1.1.5 Sensitivity analysis and results summary

Table 1 shows the values of the Banks, total and per share, obtained using the Dividend Discount Model with the assumptions stated above.

Table 1. Results summary

	Intesa	Sanpaolo
Value with DDM (€ millions)	35,283	32,843
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**41,089**	**34,447**
Value per share (€)	**5.97**	**18.40**

To evaluate the impact of any variations in the cost of equity (k_e) and growth rate "g" assumptions, a sensitivity analysis has been performed and the results, in terms of value per share, are provided below in Table 2 for Intesa and Table 3 for Sanpaolo.

Table 2. Sensitivity analysis for Intesa (€)

		Long-term growth rate (from 2009, g)				
		1.9%	2.0%	2.1%	2.2%	2.3%
Cost of Equity (K_e)	8.1%	6.58	6.67	6.77	6.87	6.97
	8.5%	6.18	6.26	6.34	6.43	6.52
	8.9%	5.83	5.90	5.97	6.05	6.12
	9.4%	5.53	5.59	5.65	5.71	5.78
	9.8%	5.25	5.31	5.36	5.42	5.48

Table 3. Sensitivity analysis for Sanpaolo (€)

		Long-term growth rate (from 2009, g)				
		2.2%	2.4%	2.5%	2.6%	2.7%
Cost of Equity (K_e)	8.2%	20.60	21.01	21.45	21.90	22.38
	8.6%	19.09	19.44	19.81	20.20	20.60
	9.1%	17.78	18.08	18.40	18.73	19.08
	9.5%	16.63	16.90	17.18	17.47	17.76
	10.0%	15.63	15.86	16.10	16.35	16.61

Table 4. Sensitivity analysis of share exchange ratio

	Long-term growth rate (from 2009, g)				
Cost of Equity (K_e)	3.130	3.149	3.168	3.188	3.209
	3.088	3.105	3.123	3.141	3.160
	3.048	3.064	3.081	3.098	3.115
	3.010	3.025	3.041	3.056	3.073
	2.974	2.988	3.002	3.017	3.032

On the basis of the results of the sensitivity analysis of potential variations in "k_e" and "g" (using an interval of ± 10%) from those indicated in the preceding paragraphs, an exchange ratio between 2.974 and 3.209 Intesa ordinary shares for each Sanpaolo share was obtained (Table 4).

3.1.2 UEC method (with separate estimate of goodwill)

3.1.2.1 Description of the method

The UEC method (with a separate valuation of goodwill) determines the economic value of a company on the basis of two elements: (i) total adjusted net assets or shareholders' equity expressed at current value (K'), including the value of intangible assets, and (ii) the goodwill or badwill attributable to net assets as a function of the bank's ability to produce returns, positive or negative, in excess of those considered satisfactory for the type of investment. This method enables, therefore, a composite profile of the enterprise's attractiveness in terms of both its capital structure and earnings.

This method is based on the application of the following formula:

$$W = K' + (R - iK') \times a_{\overline{n}|i'} + SA \quad \text{where } K' = K + A$$

where:

W	=	economic value of the bank being valued
K	=	adjusted net assets
A	=	value of intangible assets
K'	=	total adjusted net assets, including the value of intangible assets
R	=	average expected returns
SA	=	surplus assets
$a_{\overline{n}\vert i}$	=	profitability factor
i	=	expected rate of return for the type of investment (i.e., cost of equity for the bank being valued)
i'	=	cost of capital for excess returns, equivalent to the rate of return on risk-free investments
n	=	number of years for which there is an excess return

3.1.2.2 Calculation of adjusted net assets

The estimate of adjusted net assets is based on the book value of consolidated net assets at 30 June 2006, inclusive of net income for the period. The financial statements for the half year to 30 June 2006 have been prepared in accordance with IAS/IFRS accounting principles which, as they require the application of the general principle of economic substance over legal form, for the most part express the fair value of assets and liabilities.

Therefore, to express the actual value of the net assets referred to above, the following adjustments have been made and, where necessary, are net of any minority interests.

- shares of subsidiaries: the value of the shares of subsidiary companies have been adjusted to current market value;
- goodwill: goodwill has been written off, net of the present value of any tax benefits connected with the deductibility of any future amortisation;

- extraordinary transactions: as indicated in paragraph 2.3 above, the effects of the sale of Cariparma, FriulAdria and the Branches have been estimated for Intesa and the planned restructuring of the "asset management and insurance" pole for Sanpaolo.

Table 5 shows, for each Bank, the value of net assets following the adjustments detailed above.

Table 5. Calculation of adjusted net assets (€ millions)

		Intesa	Sanpaolo
Book value of net assets (30 June 2006)		**16,832**	**13,949**
Total adjustments		(2,654)	(1,240)
Adjusted net assets	**(K)**	**14,178**	**12,709**

3.1.2.3 Calculation of the "value of deposits" and total adjusted net assets

Application of the UEC method requires an estimate of the value of intangible assets which, in the specific case of banks, is measured as a coefficient of the volume of direct and indirect customer deposits.

From a practical point of view and in line with standard valuation practice, deposits are valued by applying an empirical coefficient which varies according to the type of deposit in order to reflect the differences in the cost (in the case of direct deposits) or return (in the case of indirect deposits) associated with each deposit type. Table 6 below provides a summary of the coefficients applied, by deposit type, for the current valuation.

For the purposes of this Opinion, the value of deposits has been based on the volumes of direct and indirect deposits of the Banks reported in the consolidated financial statements for the half year to 30 June 2006, adjusted, where necessary, for any amounts attributable to third parties.

Table 6. Class of deposit and valuation coefficient

	Coefficient
Direct deposits	
current and deposit accounts	8.0%
certificates of deposit and bonds	4.0%
other types	4.0%
repurchase agreements	1.5%
Indirect deposits	
funds under management	3.0%
insurance products	3.0%
indirect deposits from financial sales networks[5]	5.0%
funds under administration	1.0%

Table 7 below shows, for Intesa and Sanpaolo, the value of goodwill on deposits and the resulting total adjusted net assets.

Table 7. Value of goodwill and total adjusted net assets (€ millions)

		Intesa	Sanpaolo
Adjusted net assets	**(K)**	14,178	12,709
Goodwill on deposits	**(A)**	12,555	13,692
of which, direct deposits		9,321	8,509
of which, indirect deposits		3,233	5,183
Total adjusted net assets	**(K^I = K + A)**	**26,732**	**26,401**

3.1.2.4 Calculation of average expected return

As already stated, the UEC method also estimates the economic value of a bank as a function of its ability to generate returns. The latter generally refers to the average expected returns and not a series of explicit values for estimated net income for each year in the future. The average normal returns, therefore, are the expression of the intrinsic ability of the company being valued to produce stable returns, taking into account external competitive factors and those internal to the organisation itself.

For the current valuation, estimation of the average expected return is based on the financial results for 2005 and the forecasts included in the 2006-2009 financial plan.

[5] Coefficient for indirect deposits based on goodwill implicit in the market value of retail brokers.

In order to eliminate or reduce the effects of extraordinary or non-recurring income components, the following adjustments have been made to the historic and forecast consolidated income of the Banks:

- goodwill amortisation: amortised goodwill has been reversed consistent with the adjustments made to determine the adjusted net asset amount;
- extraordinary income and expense: these items have been reversed in the income statement where considered non-recurring or uncharacteristic of normal operations;
- income from discontinued activities: these income components have been reversed as they relate to groups of assets/liabilities for which a sales process has already been initiated;
- extraordinary transactions: adjustments made are consistent with those made to determine the adjusted net asset amount;

Following this normalisation process, it was considered appropriate to base the valuations for both Banks on net income for the years 2005-2009, attributing the same weighting to each. Consequently, the normalisation process resulted in the average expected return assumptions shown in Table 8.

Table 8. Average expected return (€ millions)

		Intesa	Sanpaolo
Average expected return	**(R)**	**2,474**	**2,277**

3.1.2.5 Determination of discount rates and reference time horizon

The other parameters applied for the UEC method, taking into account the business sector of the companies being valued, the level of risk characteristic of the Banks, in addition to assumptions derived from standard valuation practice were set as follows:

- i = 8.9% for Intesa and 9.1% for Sanpaolo[6]
- i' = 4.0%[7]
- n = 5 years

3.1.2.6 Calculation of Goodwill

On the basis of the methodological assumptions and calculations made, the goodwill/(badwill) amounts shown in Table 9 were obtained.

[6] Equal, respectively, to the cost of equity "k_e" of Intesa and Sanpaolo (see Paragraph 3.1.1.3).

[7] Rate of return for risk-free investments (see Paragraph 3.1.1.3).

Table 9. Calculation of goodwill/(badwill) (€ millions)

		Intesa	Sanpaolo
Total adjusted net assets	**(K^I)**	**26,732**	**26,401**
Average expected return	(R)	2,474	2,277
Cost of Equity	(i)	8.9%	9.1%
Discount rate	(i^I)	4.0%	4.0%
Time horizon	(n)	5	5
Goodwill / (Badwill)		**368**	**(534)**

3.1.2.7 Sensitivity analysis and results summary

Application of the UEC method produced the following total and per share economic values for the Banks shown in Table 10.

Table 10. Results summary

	Intesa	Sanpaolo
Value with UEC method (€ millions)	27,100	25,867
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**32,906**	**27,471**
Value per share (€)	**4.78**	**14.68**

A sensitivity analysis of the assumed cost of equity (k_e) using an interval of ± 10% was performed in order to evaluate the impact of potential variations on the values obtained. This produced an exchange ratio between 3.047 and 3.087 Intesa ordinary shares for each Sanpaolo share.

3.1.3 Discounted earnings method

The discounted earnings method determines a company's value as a function of (i) expected returns for the time horizon assumed in the valuation and (ii) the discount rate which represents the opportunity cost of capital. This identifies the ability to generate earnings, generally expressed as average expected returns, which is the fundamental driver of value. For the current valuation, the following model was used (with explicit forecast period and terminal value):

$$W = \sum_{t=1}^{t=n} \frac{R_t}{(1+k_e)^t} + \frac{TV}{(1+k_e)^n} + SA \text{ where } TV = \frac{R_n \times (1+g)}{(k_e - g)}$$

where:

W	=	economic value of the bank being valued
TV	=	Terminal Value, equivalent to the estimated value of the bank in the year following the final year of the explicit forecast
R_t	=	expected returns, appropriately normalised, for each period *t* of the explicit forecast period
R_n	=	expected returns, appropriately normalised, at the end of the explicit forecast period (year *n*)
SA	=	surplus assets
n	=	number of years for the explicit forecast
k_e	=	discount rate, equal to the bank's cost of equity
G	=	growth rate of earnings beyond the explicit forecast period

The parameters used in applying the discounted earnings method are the same as those used for the Dividend Discount Model and the UEC method.

3.1.3.1 Sensitivity analysis and results summary

Table 11 shows the values, absolute and per share, calculated for Intesa and Sanpaolo using the discounted earnings method.

Table 11. Results summary

	Intesa	Sanpaolo
Value with discounted earnings method (€ millions)	36,340	34,160
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**42,146**	**35,763**
Value per share (€)	**6.13**	**19.11**

A sensitivity analysis of the assumed cost of equity (k_e) and the growth rate "g" using an interval of ± 10% was performed to evaluate the impact of potential variations on the values obtained. The results in terms of value per share and exchange ratio are shown in Table 12, Table 13 and Table 14.

Table 12. Sensitivity analysis for Intesa

		Long-term growth rate (from 2009, g)				
		1.9%	2.0%	2.1%	2.2%	2.3%
Cost of equity (K_e)	8.1%	6.56	6.64	6.73	6.82	6.91
	8.5%	6.26	6.33	6.41	6.49	6.57
	8.9%	6.00	6.06	6.13	6.20	6.27
	9.4%	5.77	5.82	5.88	5.94	6.00
	9.8%	5.56	5.61	5.66	5.72	5.77

Table 13. Sensitivity analysis for Sanpaolo

		Long-term growth rate (from 2009, g)				
		2.2%	2.4%	2.5%	2.6%	2.7%
Cost of equity (K_e)	8.2%	20.62	20.97	21.34	21.73	22.13
	8.6%	19.52	19.82	20.14	20.47	20.82
	9.1%	18.56	18.83	19.11	19.39	19.69
	9.5%	17.73	17.96	18.20	18.46	18.72
	10.0%	16.99	17.20	17.41	17.64	17.87

Table 14. Sensitivity analysis for the share exchange ratio

	Long-term growth rate (from 2009, g)				
	3.143	3.156	3.171	3.186	3.202
	3.118	3.130	3.143	3.157	3.171
Cost of equity (K_e)	3.095	3.106	3.118	3.131	3.143
	3.074	3.084	3.095	3.107	3.118
	3.054	3.064	3.074	3.085	3.096

Based on the analysis performed, an exchange ratio between 3.054 and 3.202 Intesa ordinary shares for each Sanpaolo share was obtained.

3.1.4 Gordon Growth Model

3.1.4.1 Description of the method

The Gordon Growth Model estimates a bank's value on the basis of the relationship between (i) expected returns (expressed by the ROE) sustainable over the long term, (ii) the nominal rate of growth "g" of income over the long term and (iii) the rate of return "k_e" required by investors for alternative investments with a comparable risk profile (cost of equity). The formula is:

$$W = BV \times \frac{(ROE - g)}{(k_e - g)} + SA$$

where:

W	=	economic value of the bank being valued
BV	=	net assets
ROE	=	prospective return on equity (sustainable over the long term)
SA	=	surplus assets
g	=	growth rate of earnings (sustainable over the long term)
k_e	=	cost of equity (see paragraph 3.1.1.3)

For the current valuation, the Gordon Growth Model was calculated using the same parameters as for the Dividend Discount Model (see paragraph 3.1.1).

3.1.4.2 Sensitivity analysis and results summary

Table 15 shows the values, absolute and per share, calculated for Intesa and Sanpaolo using this method.

Table 15. Results summary

	Intesa	Sanpaolo
Value with Gordon Growth Model (€ millions)	27,668	25,984
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**33,474**	**27,587**
Value per share (€)	**4.87**	**14.74**

A sensitivity analysis of the assumed cost of equity (k_e) and the growth rate "g" using an interval of ± 10% was performed in order to evaluate the impact of potential variations on the values obtained. The results in terms of value per share and the exchange ratio are shown in Table 16, Table 17 and Table 18.

Table 16. Sensitivity analysis for Intesa

		Long-term growth rate (from 2009, g)				
		1.9%	2.0%	2.1%	2.2%	2.3%
Cost of equity (K_e)	8.1%	5.38	5.43	5.47	5.52	5.57
	8.5%	5.07	5.11	5.15	5.19	5.23
	8.9%	4.80	4.84	4.87	4.90	4.93
	9.4%	4.57	4.59	4.62	4.65	4.67
	9.8%	4.36	4.38	4.40	4.42	4.44

Table 17. Sensitivity analysis for Sanpaolo

		Long-term growth rate (from 2009, g)				
		2.2%	2.4%	2.5%	2.6%	2.7%
Cost of equity (K_e)	8.2%	16.60	16.78	16.96	17.15	17.35
	8.6%	15.48	15.62	15.77	15.92	16.08
	9.1%	14.51	14.62	14.74	14.86	14.99
	9.5%	13.66	13.75	13.84	13.94	14.04
	10.0%	12.91	12.98	13.06	13.13	13.22

Table 18. Sensitivity analysis for share exchange ratio

	Long-term growth rate (from 2009, g)				
Cost of equity (K_e)	3.084	3.091	3.098	3.106	3.114
	3.051	3.056	3.062	3.068	3.075
	3.019	3.024	3.028	3.033	3.039
	2.990	2.993	2.997	3.001	3.005
	2.962	2.964	2.967	2.970	2.973

Based on the analysis performed, an exchange ratio between 2.962 and 3.114 Intesa ordinary shares for each Sanpaolo share was obtained.

3.1.5 Market multiples for comparable companies

3.1.5.1 Description of the method

The market multiples method estimates the economic value of a company based on the trading price on the public markets for shares of comparable companies by calculating the ratio between the market price and certain key financial variables for those companies. These multiples are then applied to the same financial indicators for the company being valued so that, by simple multiplication, a value for the company is determined.

The comparable companies approach is comprised of the following steps:

a. selection of a sample of companies comparable to the one being valued. For the current project, in line with standard valuation practice, it is considered that the most significant variable for this selection is size. This is due to the fact that credit institutions exhibit some uniformity in behaviour (such as, for example, diversification of assets, distribution approach, operational and commercial efficiency, cost of equity, etc.) in relation to their size. Consequently, the sample used in the analysis was composed of 14 large cap European banks with consolidated assets greater than € 130 billion;

b. selection of multiples which, in the context of the sector being analysed, are considered the most meaningful. Consistent with valuation practice for companies operating in sectors with stable earnings, such as credit institutions, the following ratios were used:

   - Price/Net income (hereafter "PE")
   - Price/Net Assets or 'book value' of equity (hereafter, "PBV")

c. estimates for key financial figures of the banks included in the sample. In particular, net income and net asset figures at year end 2005 were taken into consideration, as well as forecasts for net income and dividend per share for the years 2006-2009 based on I/B/E/S consensus estimates (source: Bloomberg);

d. determination of the time period upon which to base the market prices for the banks in the sample. For this analysis, average market prices, weighted by volume, calculated for the three-month period ending 6 October 2006 (10 July 2006 – 6 October 2006) were used;

e. calculation, for each of the banks in the sample, of the selected multiples. For the current valuation, the PE and PBV multiples are based on net income and net assets for the years 2006, 2007, 2008 and 2009;[8]

f. calculation, for each year of the analysis, of the average of the multiples for all the banks in the sample group;[9]

---

[8] It is common practice, for valuation purposes, to use prospective multiples, which are calculated on forecast financial results, rather than current multiples, which are calculated on historic financial results. The market price of a share, in fact, is not based on historic earnings, but on prospective earnings. Market multiples, therefore, are only meaningful when the denominator used in a multiples calculation is based on prospective values.

g. estimate of the economic value of each Bank by multiplying the same indicators for Intesa and Sanpaolo by the average PE and PBV multiples.

3.1.5.2 Market multiples for comparable companies

The following tables show the PE (Table 19) and PBV (Table 20) multiples for the selected group of comparable banks.

Table 19. PE multiple for comparable companies

Quoted bank	PE			
	2006E	2007E	2008E	2009E
ABN Amro	9.7x	9.1x	8.5x	8.3x
BBVA	12.4x	11.3x	9.8x	n.a.
BNP Paribas	10.4x	9.7x	8.8x	9.2x
Commerzbank	11.7x	10.5x	9.4x	8.4x
Credit Agricole	10.1x	9.3x	8.5x	8.6x
Danske Bank	11.3x	10.7x	10.0x	8.7x
Deutsche Bank	9.3x	9.1x	8.5x	8.2x
KBC	11.5x	10.4x	9.6x	8.8x
Nordea	10.1x	10.4x	9.7x	9.0x
BSCH	11.4x	10.2x	8.8x	n.a.
Societe Generale	10.2x	9.7x	9.1x	11.7x
Banca MPS	15.0x	13.2x	11.4x	10.3x
Capitalia	15.2x	12.2x	10.7x	9.5x
Unicredit	13.2x	11.1x	9.5x	9.0x
Average PE	**11.2x**	**10.2x**	**9.2x**	**9.2x**

[9] Weighted average with reference to the market capitalisation of the banks in sample group.

Table 20. PBV multiple for comparable companies

Quoted bank	PBV			
	2006E	2007E	2008E	2009E
ABN Amro	1.70x	1.55x	1.42x	1.30x
BBVA	3.07x	2.65x	2.28x	n.a.
BNP Paribas	1.64x	1.48x	1.33x	1.23x
Commerzbank	1.27x	1.17x	1.07x	0.99x
Credit Agricole	1.42x	1.29x	1.17x	1.08x
Danske Bank	1.74x	1.58x	1.44x	1.30x
Deutsche Bank	1.38x	1.26x	1.15x	1.06x
KBC	1.75x	1.58x	1.43x	1.30x
Nordea	1.83x	1.66x	1.50x	1.37x
BSCH	1.71x	1.56x	1.41x	n.a.
Societe Generale	1.99x	1.78x	1.59x	1.51x
Banca MPS	1.82x	1.70x	1.58x	1.48x
Capitalia	1.83x	1.69x	1.55x	1.42x
Unicredit	1.70x	1.57x	1.44x	1.33x
Average PBV	**1.81x**	**1.63x**	**1.47x**	**1.27x**

3.1.5.3 Results summary

Application of this method results in the values, total and per share, for Intesa and Sanpaolo shown in Table 21 (for the PE multiple) and Table 22 (for the PBV multiple).

Table 21. Results summary (PE multiple)

	Intesa	Sanpaolo
Value with PE multiple (€ millions)	26,161	23,667
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**31,967**	**25,270**
Value per share (€)	**4.65**	**13.50**

Table 22. Results summary (PBV multiple)

	Intesa	Sanpaolo
Value with PBV multiple (€ millions)	26,519	26,470
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**32,325**	**28,074**
Value per share (€)	**4.70**	**15.00**

Based on the analysis performed, an exchange ratio between 2.905 and 3.191 Intesa ordinary shares for each Sanpaolo share was obtained.

3.1.6 ROE regression analysis

3.1.6.1 Description of the method

The ROE regression analysis determines the economic value of a company based on the statistical correlation, estimated by comparison with a meaningful sample of quoted companies, between future returns on equity (the expected ROE) and the existing ratio between market capitalisation and net assets (PBV). Where statistically significant, the parameters from the regression are applied to the future ROE of the company being valued to determine the implied PBV from which, when multiplied by net assets, a value for the company is derived.

For the current valuation, the ROE method was applied by using the same sample group of quoted European banks as used for the market multiples method and analysing the statistical relationship between the average expected ROE for the period 2006-2008 and the estimated PBV at year end 2006 (consensus estimates I/B/E/S). In applying this method, average market prices, weighted by volume, for the three-month period ending 6 October 2006 (10 July 2006 – 6 October 2006) were also used;

Table 23 shows the regression analysis performed and the related algorithm.

Table 23. ROE regression analysis


PBV = 12.37 x ROE – 0.13
R² = 0.78
3.4 x
3.1 x
2.8 x
2.5 x
2.2 x
1.9 x
1.6 x
1.3 x
1.0 x
PBV 2006E
BBVA
Societe Generale
Capitalia
Banca MPS
Danske Bank
Unicredit
Nordea
BSCH
BNP Paribas
ABN Amro
Credit Agricole
Deutsche Bank
Commerzbank
10.0%
15.0%
25.0%
Average ROE 2006-08E

3.1.6.2 Results summary

Table 24 below shows the values for Intesa and Sanpaolo, total and per share, resulting from this method.

Table 24. Results summary

	Intesa	Sanpaolo
Value with ROE Analysis (€ millions)	27,711	23,872
Surplus Assets (€ millions)	5,06	1,604
Value (€ millions)	**33,517**	**25,475**
Value per share (€)	**4.87**	**13.61**

On the basis of the analysis performed, the ROE regression method gives an exchange ratio of 2.793 Intesa ordinary shares for each Sanpaolo share.

3.1.7 Regression analysis of expected earnings growth

3.1.7.1 Description of the method

Analogous to the ROE analysis described in paragraph 3.1.6, this method estimates the economic value of a company on the basis of the statistical correlation, estimated by comparison with a meaningful sample of quoted companies, between the expected growth rate in earnings and the existing relationship between market capitalisation and net income (PE). Other conditions being equal, in fact, companies with a high growth rate should trade at a higher multiple than companies with a lower growth rate. Where statistically significant, the parameters from the regression are applied to the expected growth in earnings of the company being valued to determine the implied PE from which, when multiplied by net income, an economic value for the company is derived.

For the current valuation, the expected growth in earnings method was applied using the same sample group of quoted European banks as used for the market multiple method and for the ROE method, and analysing the statistical relationship between the average expected growth in earnings for the period 2006-2008 and the estimated PE at year end 2006 (consensus estimates I/B/E/S). In applying this method, average market prices, weighted by volume, for the three-month period ending 6 October 2006 (10 July 2006 – 6 October 2006) were also used.

Table 25 shows the regression analysis performed and the related algorithm.

Table 25. Regression analysis of expected earnings growth


PE = 31.61 x EPS Cagr + 8.32
R² = 0.72
16.0 x
14.0 x
12.0 x
10.0 x
8.0 x
PE 2006E
0.0%
5.0%
10.0%
15.0%
20.0%
EPS Cagr 2006-08E
Banca MPS
Capitalia
Unicredit
BBVA
KBC
Commerzbank
BSCH
Danske Bank
Societe Generale
Nordea
BNP Paribas
Credit Agricole
ABN Amro
Deutsche Bank

3.1.7.2 Results summary

The estimated values for Intesa and Sanpaolo using the regression analysis of expected earnings growth are shown in Table 26.

Table 26. Results summary

	Intesa	Sanpaolo
Value with earnings growth regression (€ millions)	26,428	25,872
Surplus Assets (€ millions)	5,806	1,604
Value (€ millions)	**32,234**	**27,475**
Value per share (€)	**4.69**	**14.68**

Using this method, an exchange ratio of 3.132 Intesa ordinary shares for each Sanpaolo share was obtained.

3.2 Valuation methods used primarily for verification purposes

3.2.1 Market value

This method consists in attributing a value to a company which is equivalent to that attributed by the market on which its shares are traded. In fact, when a market price relates to shares which have a large free float and high volumes traded, it serves as a highly reliable valuation index in relation to earnings, capital strength, risk and growth

and, as such, is useful in determining the true value of a company. Consequently, the market value method assumes the company is traded on an efficient market and that this translates into the determination of the economic value of a company as the value expressed by its market price, when observed over an appropriate time period. In relation to Intesa and Sanpaolo, in particular, it is considered that their market capitalisation is representative of their economic value, in that:

- both Intesa and Sanpaolo are within the top ten companies quoted on the Borsa Italiana and, in particular, represent the fifth and seventh largest companies and the second and third largest banks by market capitalisation;
- the high daily volumes traded show that the shares are extremely liquid;
- the principal Italian and international brokers regularly publish research reports on the companies, contributing to the distribution of necessary information and analysis for the market price to adequately reflect the earnings profile and capital structure of the two Banks.

This method requires that short-term fluctuations typical of the financial markets are smoothed, in line with standard practice, by analysing the market price over various time intervals. In the current valuation, whose purpose is to calculate the relationship between the share prices of Intesa and Sanpaolo in the period leading up to the Merger announcement, the average share price, both simple (Table 27) and weighted by volume (Table 28), for various time intervals up to 23 August 2006 have been considered: price at 23 August 2006, 1-week average, 1-month average, 2-month average and 3-month average. Prices subsequent to 23 August 2006, the last trading day prior to the issuance, at the request of CONSOB, of a joint press release by the Banks confirming their discussion of a possible merger, were not used as they are assumed to be no longer representative of the stand-alone value of the Banks. This method does not take account of, amongst other things, the potential impact on market value of Intesa's agreement with CAsa, which was entered into at a later date.

Table 27. Market value (simple average)

Value per share (€)	Intesa	Sanpaolo	Exchange ratio
3-month simple average	4.50	13.87	3.083
2-month simple average	4.51	13.96	3.094
1-month simple average	4.57	14.22	3.115
1-week simple average	4.69	14.68	3.128
Price at 23 August 2006	4.67	14.67	3.141

Table 28. Market value (weighted average, by volume)

Value per ordinary share (€)	Intesa	Sanpaolo	Exchange ratio
3-month weighted average	4.49	13.84	3.080
2-month weighted average	4.52	13.97	3.092
1-month weighted average	4.58	14.23	3.106
1-week weighted average	4.71	14.69	3.122
Price at 23 August 2006	4.67	14.67	3.141

Based on market values, an exchange ratio between 3.080 and 3.141 Intesa ordinary shares for each Sanpaolo share was obtained.

* * *

Additionally, for information purposes only, it is noted that on 11 October 2006 the market price for the ordinary shares of Intesa and Sanpaolo was €5.62 and €17.93, respectively, implying an exchange ratio of 3.189 Intesa ordinary shares for each Sanpaolo share. For the period from 24 August 2006 to 11 October 2006, the average price (weighted by volume) for the same shares was €5.19 for Intesa and €16.43 for Sanpaolo, implying an exchange ratio of 3.166.[10]

Table 29 and Table 30 show, for the period 1 January 2006 – 11 October 2006, the relative share price performance of the ordinary shares of each Bank (base 1 January 2006 = 100) and the relative exchange ratio.

Table 29. Price performance of ordinary shares (1 January 2006 – 11 October 2006)


140
130
120
110
100
90
80
Intesa
Sanpaolo
26/08/2006
Approval of a
Framework Agreement
24/08/2006
Joint press release
02/01/06
13/02/06
27/03/06
08/05/06
19/06/06
31/07/06
11/09/06

[10] For the same period, the simple average price of the ordinary shares was €5.19 for Intesa and €16.57 for Sanpaolo, equivalent to an exchange ratio of 3.193.

Table 30. Changes in the exchange ratio (1 January 2006 – 11 October 2006)


3.40
3.30
3.20
3.10
3.00
2.90
2.80
Exchange Ratio
3.115
24/08/2006
Joint press release
26/08/2006
Approval of a
Framework Agreement
02/01/06
13/02/06
27/03/06
08/05/06
19/06/06
31/07/06
11/09/06

3.2.2 Consensus target price method

The value of a quoted company can also be estimated through a target price consensus, when there is a sufficiently large body of research published by financial analysts. The proximity of the publication of those estimates should be such as to enable the price targets to reflect, in the most updated and complete manner possible, the characteristics of the company being valued. In general, this method is used to check and validate values obtained using other valuation methods.

Table 31 shows the average price targets for Intesa and Sanpaolo published prior to 23 August 2006 and after the presentation of first quarter 2006 results to the market. As with the market price method, this method does not incorporate any potential impacts from the Agreement with CAsa.

Table 31. Analysts' price targets (prior to 23 August 2006)

	Intesa	Sanpaolo
Number of estimates	16	16
Maximum price target (€)	5.80	18.75
Minimum price target (€)	4.60	12.30
Average price target (€)[11]	5.23	15.81

[11] Simple arithmetic average of the observations, excluding the maximum and minimum values for both Banks.

On the basis of the analysts' estimates for the time period selected, an exchange ratio between 2.674 and 3.233 Intesa ordinary shares for each Sanpaolo shares was obtained.

* * *

For information purposes only, Table 32 below shows the price targets published by analysts after 23 August 2006, from which an exchange ratio between 3.121 and 3.220 can be implied.

Table 32. Analysts' price targets (post 23 August 2006)

	Intesa	Sanpaolo
Number of estimates	14	14
Maximum price target (€)	**6.60**	**20.60**
Minimum price target (€)	**5.00**	**16.10**
Average price target (€)[11]	**5.77**	**18.05**

4 Principal difficulties and limitations in valuation

Article 2501-*quinquies* of the Italian Civil Code requires that the directors of the companies involved in a merger report "any valuation difficulties" encountered in the process of determining the exchange ratio.

The principal difficulties encountered in the current valuation process and the limitations of the valuations performed are summarized below:

- use of data from the consolidated financial statements: use of the consolidated financial statements, rendered necessary by the complexity of the groups headed by each of the Banks, generated some complexities in making adjustments to the net assets and earnings figures as a result of the various minority interests in the companies belonging to each group and their variation over time;
- existence of both ordinary and saving shares: calculation of the per share value for Intesa ordinary shares required, due to the effective discount between the ordinary and saving shares, the determination of the number of equivalent ordinary shares for each saving share in circulation;
- use of forecast data: the analysis was performed using forecast data taken from the financial plans provided by the managements of the Banks which, by its very nature, entails a degree of uncertainty;
- Intesa - Crédit Agricole agreement: the Agreement entered into on 11 October 2006 (see paragraph 1.5) which entails, amongst other things, the sale by Intesa of Cariparma, FriulAdria and the Branches, created difficulties in the "reconstruction" of key pro-forma financial indicators;
- restructuring of Sanpaolo's asset management and insurance activities: restricted direct access to Sanpaolo management limited the ability to obtain details and information relating to the assumption underlying the 2006-2009 financial plan, above all in relation to the impacts (i) of the current public offer for 25.3% of the share capital of Fideuram by Eurizon and (ii) the planned listing of the latter;
- valuation methods: the valuations performed reflect the limitations and particularities of each of the various valuation methods used.

5 Conclusions

The exchange ratios shown in Table 33 take into account the assumptions made, the valuation methods adopted, the analyses and valuations performed, in addition to the various considerations presented above.

Table 33. Results summary

Valuation method	Exchange ratio	
	Min	Max
Dividend Discount Model	2.974	3.209
UEC method	3.047	3.087
Discounted earnings method	3.054	3.202
Gordon Growth Model	2.962	3.114
Market multiples	2.905	3.191
ROE regression analysis	2.793	2.793
Earnings growth regression analysis	3.132	3.132
Principal methods	**2.793**	**3.209**
Principal methods excluding extremes	**2.905**	**3.202**
Market value	3.080	3.141
Consensus target price	2.674	3.233
Methods primarily for verification	**2.674**	**3.233**

In consideration:

a. of the results produced by the absolute or earnings-based methods (Dividend Discount Model, UEC method, discounted earnings method and Gordon Growth Model), capable of evaluating the structural and financial profile of a company in relation to its capacity to generate returns, a range of values from 2.962 to 3.209 was identified;

b. of the valuations obtained using relative methods (market multiples method, ROE regression analysis and earnings growth regression analysis), a range of values from 2.793 to 3.191 was identified;

c. of the confirmation provided by the methods used primarily for verification purposes (market value method and consensus target price method) of the interval derived using the principal methods, absolute and relative;

d. of the possibility, to enhance the meaningfulness of the results by reducing their volatility[12], of "discarding" the extremes (minimum and maximum) from the aggregate of values achieved with the principal valuation methods;

we conclude that a range from 2.900 to 3.200 newly-issued Intesa ordinary shares for each Sanpaolo share can be considered the appropriate value for the exchange ratio for the Merger.

Milan, 12 October 2006

GBL S.r.l.

[12] From 15% to 10% approximately in terms of the percentage difference between the minimum and maximum values.

File No. 82-35020

RECEIVED

2006 NOV 27 P 1:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[PAGE INTENTIONALLY LEFT BLANK]

[Letterhead of Merrill Lynch]

Board of Directors

BANCA INTESA S.P.A.
Via Monte di Pietà, 8
20121 Milano
Italy

12 October 2006

Members of the Board of Directors:

On 26 August 2006 (the "**First Resolution Date**"), the respective Boards of Directors of Banca Intesa S.p.A. (the "**Company**" or "**you**") and Sanpaolo IMI S.p.A. (the "**Partner**" and, together with the Company, the "**Parties**") approved the guidelines of a merger project (the "**Merger Guidelines**"), pursuant to which the Parties will enter into a transaction (the "**Merger**") in which each outstanding ordinary and each privileged share of the Partner, each with a par value €2.80 per share (the "**Partner Shares**"), will be exchanged for 3.115 newly issued ordinary shares (the "**Exchange Ratio**") of the Company, par value €0.52 per share (the "**Company Shares**").

You have asked us whether, in our opinion, based on the information that you have made available to us, the Exchange Ratio is fair from a financial point of view to the Company. As discussed with you, our valuation does not take into account any actions and/or transactions (including any acquisitions and/or divestitures - whether or not based on antitrust requirements or as a consequence of agreements between the Company and other Company shareholders or third parties) which are subsequent to the date hereof, including possible transactions contemplated or decided but not yet undertaken or not yet completed (collectively, the "**Potential Transactions**"), and, in particular, but without limitation, without taking into account the possible disposal by the Company of any of its branches to Crédit Agricole and/or the possible acquisition of Nextra from Crédit Agricole (collectively "**CA Potential Transactions**"). As discussed, based on the information that you provided to us, we have for purposes of our valuation regarded the impact of the CA Potential Transactions as a consequence of the Merger and, therefore, we have not incorporated the impact of such CA Potential Transactions on the Company's stand-alone value pre-Merger.

We have been informed by you that you have requested and are going to receive fairness opinions from your other advisers which are Prof. Provasoli and Gruppo Banca Leonardo, respectively. We have not worked jointly with and will have no joint liability with such other advisers.

Working in line with all your requests described above, in arriving at the opinion set out below, we have, among other things:

1. Reviewed certain publicly available business and financial information relating to the Partner and the Company updated as of 10 October 2006 that we deemed to be relevant;

2. Used as a base for valuation the stand-alone business plans prepared by the Parties after their announcement of the Merger on the First Resolution Date in a stand-alone perspective;

3. Reviewed and relied on certain information updated as of 10 October 2006, including financial forecasts, relating to the business, earnings, assets, liabilities and prospects of the Partner and the Company, as well as the amount and timing of the cost savings and revenue enhancement and related restructuring charges expected to result from the Merger (the "Expected Synergies") furnished to us by the Partner and the Company, respectively;

4. Reviewed the market prices and valuation multiples for the Partner Shares and the Company Shares before 23 August 2006 and compared them with those of certain publicly traded companies that we deemed to be relevant, and which are updated as of 10 October 2006;

5. Reviewed the results of operations of the Partner and the Company as of the date hereof and compared them with those of certain publicly traded companies that we deemed to be relevant;

6. Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

7. Participated in certain management discussions among representatives of the Partner and the Company and their financial advisers;

8. Reviewed the potential pro forma impact of the Merger;

9. Reviewed an extract of the Merger Guidelines, (the "**Extract**") which were approved on 26 August 2006;

10. Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

Please note that we have performed no independent due diligence on the Company and/or the Partner and our opinion should be regarded in this light. However, we have had access to the accounting and tax due diligence performed by PricewaterhouseCoopers on the Company and Reconta Ernst & Young on the Partner as well as the legal due diligence conducted by the law firm Pedersoli & Associati on the Partner. However and in accordance with the terms and conditions of our engagement, we are not giving herein any opinion as to tax, regulatory or legal aspects in relation to the Merger.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available as of the date hereof, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Partner or the Company, nor have we evaluated the solvency or fair value of the Partner or the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Partner or the Company.

With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Partner or the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Partner's or the Company's management as to the expected future financial performance of the Partner or the Company, as the case may be, and the Expected Synergies.

We have also assumed that the Merger will be consummated on the terms set out in the Extract.

Our opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date hereof. Events occurring and transactions completed after the date hereof may affect this opinion and the assumptions used in preparing it. We have not been requested nor assumed any obligation to update, revise or reaffirm this opinion to take into account any such events or transactions. As said, we have not taken into account the impact on the pre-Merger stand-alone value of the Company of any Potential Transactions and, as discussed, we have regarded the CA Potential Transactions in our valuation as a consequence of the Merger and only in connection and subordinated to such Merger.

In preparing this opinion as of the First Resolution Date, we have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual, corporate or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

In connection with the preparation of this opinion, we have not been authorised by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial adviser to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently acting as (i) financial adviser to Eurizon Financial Group S.p.A. ("**Eurizon**"), a company wholly - owned by the Partner, in relation to its initial public offering and as *(ii)* ratings adviser in connection with the obtainment of a credit rating for Eurizon from Standard & Poor's. Moreover, in July 2006 Merrill Lynch rendered a fairness opinion to the Eurizon Board of Directors in relation to its voluntary cash tender offer for 25.3% of share capital held by minotity shareholders in its listed subsidiary Banca Fideuram S.p.A.; this transaction is currently pending and set to close on 25 October. We have, in the past, provided financial advisory and financing services to the Company and the Partner and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services, including in relation to the mandates specifically listed herein.

In addition, in the ordinary course of our business, we may actively trade the Company's and/or the Partners' shares and/or shares of any of their respective subsidiaries and/or their respective affiliates, for our own account and/or for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

The methodologies and criteria applied by us could differ from and/or could lead to different results, in whole or in part, as compared to the methodologies and value identification criteria that may be used by and may differ from the results that will be determined by the independent auditors or experts that have

or may be appointed pursuant to applicable laws or regulations with respect to the Merger and their evaluation of the appropriate Exchange Ratio to be paid for the Partner Shares or with respect to any past, present or future transaction concerning the Partner.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Merger and shall not be used and/or relied upon for any other purpose or by any other person and/or by any other corporate body of the Company. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, the Partner or any other party (including any competent authority). This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch International or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch International.

Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related to it. We are not expressing any opinion as to the prices at which the Company Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Company.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL

Mr Andrea Orcel, Global Head of Financial Institutions Group

File No. 82-35020

RECEIVED

2005 NOV 27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT ON THE ESTIMATE OF THE EXCHANGE RATIO PREPARED FOR SANPAOLO IMI S.P.A. BY CITIGROUP

[PAGE INTENTIONALLY LEFT BLANK]

TRANSLATION FROM THE ORIGINAL DOCUMENT ISSUED IN ITALIAN PREPARED EXCLUSIVELY FOR INFORMATIVE PURPOSES. THE ORIGINAL DOCUMENT IN ITALIAN PREVAILS OVER ANY TRANSLATION.

Report to the Board of Directors of Sanpaolo IMI S.p.A.

REPORT ON THE CALCULATION OF THE SHARE EXCHANGE RATIO FOR THE PURPOSES OF THE MERGER BETWEEN SANPAOLO IMI S.P.A. AND BANCA INTESA S.P.A.

Turin, 12 October 2006

[PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

1 Introduction....2

1.1 Preface....2

1.2 Companies Involved in the Merger....2

1.3 Purpose of the Report....3

1.4 Summary Description of the Transaction....3

1.5 Intesa – Crédit Agricole Agreement....4

1.6 Reference Date for the Estimate....5

1.7 Activities Conducted By Citigroup and Documentation Used....5

1.8 Difficulties and Limitations....7

2 Evaluation Methodologies....8

2.1 Principles....8

2.2 Evaluation Methodologies Adopted....8

3 Description and Application of the Methodologies....10

3.1 Market Price Methodology....10

3.1.1 Description and application....10

3.2 Target Price Methodology....11

3.2.1 Description and application....11

3.3 Comparable Listed Companies Methodology....11

3.3.1 Description and application....11

3.4 Fundamental Analysis: Dividend Discount Model ("DDM")....14

3.4.1 Description and application....14

3.5 Contribution Analysis Methodology....17

3.5.1 Description and application....17

3.6 Comparable Transactions Methodology....17

3.6.1 Description and application....17

4 Summary of Evaluations and Conclusion....19

1 Introduction

1.1 Preface

The Board of Directors (the "Board") of Sanpaolo IMI S.p.A. ("SPIMI") engaged Citigroup Global Markets Ltd ("Citigroup") on 20 June 2006 (through a letter signed on 26 July 2006) to perform certain tasks (the "Engagement") in order to assist SPIMI in the evaluation of its strategic growth options. In the context of the Engagement, the Board has asked Citigroup to provide assistance to the Board in relation to SPIMI's calculation of the share exchange ratio (the "Share Exchange Ratio") relating to the proposed merger transaction (the "Transaction") between SPIMI and Banca Intesa S.p.A. ("Intesa") (SPIMI and Intesa together are hereinafter referred to as the "Banks"), as well as to opine on the fairness of such Share Exchange Ratio to SPIMI.

In accordance with the instructions received, Citigroup estimated, from a financial point of view, the Share Exchange Ratio on the basis of the methodologies explained below and reached the conclusions presented in Section 4 of this report (the "Report").

The Report was prepared for the sole use of the Board to support its determination of the Share Exchange Ratio in the context of the Transaction. Any decision on how to use Citigroup's Report is at the complete discretion of the Board. As a result, any decisions made in determining the Share Exchange Ratio remain the sole responsibility of the Board.

No one other than the members of the Board, is authorized to have access to the Report and its contents. In particular, the Report is not intended for the shareholders of SPIMI nor does it intend to provide them with any assistance or recommendations on the decisions to be made during the general meeting that will be called to decide upon the approval of the Transaction. The Board is fully responsible for any use of the Report. Notwithstanding the obligations of publication deriving from applicable law, the Report cannot be divulged, in whole or in part, to any third party or used for purposes other than those indicated in the Report itself, without prior written agreement and consent by Citigroup.

In preparing the Report, Citigroup has used publicly available information and data prepared by the management of each of the Banks. Citigroup has assumed the truth, accuracy, and completeness of all the information publicly available and all of the information that it received, both written and oral, without conducting any independent verification of the data. The Board acknowledges that the accuracy of the evaluations contained in the Report depends completely on the truth, accuracy and completeness of the information on which the Report is based.

As indicated above, Citigroup has acted as financial adviser to the Board in relation to the Transaction and will be remunerated specifically for these services rendered, in addition to receiving additional remuneration relating to the completion of the Transaction. The Board and SPIMI acknowledge that Citigroup and / or any companies affiliated with Citigroup may have rendered in the past and may render other services unrelated to the Engagement for SPIMI and Intesa, including lending activities, for which Citigroup has received or expects to receive remuneration. In the ordinary course of Citigroup's business, Citigroup and its affiliates may actively trade or hold the securities of SPIMI and Intesa for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

1.2 Companies Involved in the Merger

The companies involved in the Transaction are:

- Sanpaolo IMI S.p.A., entered in the Italian register of banks under no. 5084, with its registered office in Piazza San Carlo 156, Turin, Italy, and fully paid-up share capital of €5,399,586,247.68, composed of 1,590,672,318 ordinary shares and 284,184,018 preference shares with a nominal value of €2.88 each; and .
- Banca Intesa S.p.A., entered in the Italian register of banks under no. 5361, with its registered office in Piazza Paolo Ferrari 10, Milan, Italy, and fully paid-up share capital of €3,613,001,195.96, composed of 6,015,588,662 ordinary shares and 932,490,561 savings shares with a nominal value of €0.52 each.

For the purpose of the analysis carried out for the Report, and in accordance with the instructions contained in the Agreement (as defined below) and in accordance with Article 6 of SPIMI's By-laws which provides for the automatic one for one conversion of preference shares into ordinary shares in case of disposal, it should be pointed out that the preference shares of SPIMI were considered by Citigroup as equivalent to ordinary shares.

As at the date hereof, SPIMI holds approximately 2,366,919 of its own shares (0.1487% of the ordinary share capital).

1.3 Purpose of the Report

The purpose of the Report is to provide the Board with useful information in relation to the Share Exchange Ratio for the purposes of the Transaction. The Report illustrates the estimates made by Citigroup regarding a range of exchange ratios considered fair, from a financial point of view, to SPIMI for the purposes of the proposed Transaction. No representation or evaluation is provided, nor indirectly suggested or implied, in relation to the fairness of the share exchange ratio to Intesa and its shareholders.

The considerations and estimates of value presented below relate to the relative values of the Banks, with an emphasis on the consistency and the comparability of the criteria adopted. The considerations and the estimates contained in the Report are to be used solely in relative terms and only with reference to the Transaction. The conclusions expressed in the Report are based on all of the information and evaluations contained herein, and no part of the Report may be used in any way separately from the Report as a whole. In addition, Citigroup does not assume any responsibility, direct or indirect, for damages which may derive from any unauthorized use of the Report or any of the information contained herein.

Nothing contained in the Report may be considered as a guarantee or an indication of the future performance of SPIMI, Intesa or any other company resulting from the Transaction, or of any company which is controlled by the Banks or in which the Banks have shares, or any forecasts as to how the shares of any of SPIMI, Intesa, or any other company resulting from the Transaction, might be traded on the market at any time, nor should anything contained in the Report be considered as representative of a stand-alone evaluation of the Banks.

1.4 Summary Description of the Transaction

On 26 August 2006 the Boards of SPIMI and Intesa approved and instructed their respective bodies to sign a binding framework agreement (the "**Agreement**") between the Banks. The Agreement, which was signed on 26 August 2006, outlines the essential points of a merger between the Banks:

- the merger by way of absorption of SPIMI into Intesa;

- the issue of new ordinary shares of Intesa in exchange for all of the ordinary and preference shares of SPIMI;
- the maintenance of the class of savings shares of Intesa;
- the adoption of a dual governance model, as described in the draft By-laws attached to the Merger Plan (as defined below);
- an indicative timeline that includes the approval of the Merger Plan by the end of October 2006 and the calling of an Extraordinary General Meeting to vote on the Transaction by the end of December 2006;
- a provisional exchange ratio of 3.115 newly issued ordinary shares of Intesa for every share (ordinary or preference) of SPIMI (the "**Provisional Share Exchange Ratio**");
- administrative, accounting and legal due diligence activities to be conducted after the signing of the Agreement and before the final deadline of 30 September 2006;
- the Provisional Share Exchange Ratio to be changed, other than by mutual agreement between the parties, only in the event that:
  1. significant differences in value were to emerge from the due diligence, or otherwise facts, actions, or circumstances were to have a material adverse effect on the position or the activities of the Banks; or
  2. extraordinary transactions were conducted that might dilute or modify the structure of the Banks' share capital.

For a full description of the Transaction, see the Merger Plan and the Directors' Report (as defined below) submitted for the approval of the Board. In accordance with the instructions of the management of Intesa and of SPIMI, Citigroup has assumed that the Transaction is being conducted according to the draft of the Merger Plan dated 9 October 2006 without any material changes to the terms and conditions or the main provisions contained therein. In addition, Citigroup has assumed that all of the necessary authorizations (including regulatory approval) shall be obtained without delay, limitations, restrictions or conditions that may have negative or harmful effects on SPIMI or Intesa or on the potential benefits of the Transaction. Citigroup has also assumed, on the basis of the information provided by SPIMI, Intesa and their respective advisors, that the Transaction has a neutral tax effect for the Banks.

1.5 Intesa – Crédit Agricole Agreement

On 11 October 2006, Intesa and Crédit Agricole ("**CA**"), an Intesa shareholder with a shareholding equal to 17.84% of the voting share capital of Intesa, entered into an agreement (the "**CA Agreement**") that provides for, among other things:

- the sale by Intesa to CA of 100% of the share capital of Cassa di Risparmio di Parma e Piacenza S.p.A. and 76.05% of the share capital of Banca Popolare Friuladria S.p.A. and the sale by Intesa to CA (and / or to one or more companies that will be indicated by CA) of a business division consisting of 193 branches;
- the amendment of the sale and purchase agreement, the shareholders' agreement and the distribution agreement relating to C.A.A.M. S.G.R. (formerly Nextra S.G.R.) executed on 24 October 2005 and 22 December 2005 between CA, C.A.A.M. S.G.R., Intesa and Intesa Holding Asset Management S.p.A.;
- an undertaking on the part of Intesa and CA jointly to evaluate the formation of a pan-European company for asset management;

- in the event that Intesa and CA do not come to an agreement in relation to the constitution of the aforementioned company by 31 January 2007, an undertaking to dissolve the current agreements relating to C.A.A.M. S.G.R. through the exercise of a call option (granted by CA in favour of Intesa and which can be exercised from the date of the sale of the branches, between 1 February and 31 March 2007, and 12 October 2007) or a put option (granted by Intesa in favour of CA and to be exercised within one month from the expiration of the call option) on assets and activities representing 65% of the interests of CA in C.A.A.M. S.G.R., to be identified subsequently according to the specific criteria indicated in the CA Agreement itself. In any event, the CA Agreement establishes that 65% of the aforementioned assets and activities that constitute the object of the call and put options must be composed exclusively of assets and activities that were previously part of the assets of Nextra S.G.R. on the date on which 65% of this company was sold by Intesa to CA.

For the purposes of the Report Citigroup does not express any opinion regarding the fairness of the terms of the CA Agreement from the point of view of the shareholders of SPIMI and Intesa and nothing in the Report can be considered as indicative of any opinion in such regard.

1.6 Reference Date for the Estimate

The reference date for the evaluations under analysis correspond to the date of the Report, on the basis of the assumption that, as represented by SPIMI and Intesa, in the period between the most recent financial statements available for each of the Banks (as discussed in Section 1.8 below) and the date of this Report, no events occurred that could significantly affect the asset, economic or financial profile of the Banks. The economic and accounting situation in the Report is presented as of 30 June 2006. Significant facts that arose subsequently, in the public domain and/or communicated to Citigroup by the Banks, were also taken into consideration, as described in Sections 1.5 and 1.8.

1.7 Activities Conducted By Citigroup and Documentation Used

In carrying out the Engagement and in preparing the Report Citigroup examined the drafts of the Merger Plan and the Directors' Report. Citigroup also had discussions and meetings with the management of SPIMI and the management of Intesa regarding the Transaction and the activities, business and prospects of their respective groups. Citigroup also had access to the drafts of the written reports produced by the respective accounting, tax, administrative and legal advisors of SPIMI and Intesa in relation to the results of their reviews. Citigroup also used publicly available data on the Banks and other information made available, including orally, by the management of SPIMI and of Intesa, including, among other items, information relating to the strategic impact and the potential benefits of the Transaction. Citigroup examined the financial terms of the Transaction, as described in the draft of the Merger Plan. Citigroup also examined further financial data, such as historical market prices and trading volumes for ordinary SPIMI shares and Intesa shares over the last three years, the principal historical financial data and forecasts, in addition to the capitalization and financial condition of SPIMI and Intesa.

On the basis of the information publicly available, Citigroup considered the financial terms of other transactions considered comparable for the purpose of an evaluation of the financial terms of the Transaction, in addition to analyzing other financial, market or other publicly available information relating to the activities of other companies which Citigroup considered relevant in evaluating the data from SPIMI and Intesa. Citigroup also considered several potential financial effects estimated for the Transaction on SPIMI and Intesa. Finally, Citigroup conducted further

analyses and evaluations and took account of other information and financial, economic, and market criteria available which were considered relevant in the context of the Transaction and for the purposes of the Report.

The documentation used includes:

- the certified consolidated annual reports approved by the competent corporate bodies, for the financial years 2004 and 2005 for SPIMI, Intesa and their principal subsidiaries;
- the consolidated half-year reports for 30 June 2006 for SPIMI and Intesa;
- the industrial plans presented to the financial community (the "**Industrial Plans**"), in particular:
  - for SPIMI, the Industrial Plan presented on 26 October 2005; and
  - for Intesa the Industrial Plan presented on 13 July 2005;
- price of the Banks' shares over different time spans;
- the publications of research analysts of numerous financial brokerage companies, both Italian and foreign, in relation to both SPIMI and Intesa, available as of the date of the Report;
- the publicly available financial data and the market evaluations of certain Italian and European banks available as of the date of the Report which, in the opinion of Citigroup, are to be considered relevant for the purposes of the analysis;
- the terms of certain recent mergers and acquisitions transactions, both in Italy and in the rest of the world, which according to the opinion of Citigroup, are comparable to the Transaction;
- prospects relating to the public offer for purchase (the "**BF Public Offer**") launched by Eurizon S.p.A. (100% controlled by SPIMI) on the shares not held by Banca Fideuram S.p.A.;
- the Agreement;
- the draft By-Laws prepared for the Board on 11 October 2006;
- the draft plan for the Transaction (the "**Merger Plan**") and the draft Report prepared for the Board (the "**Directors' Report**") of SPIMI on 11 October 2006;
- the inertial stand-alone financial projections prepared by the managements of SPIMI and Intesa in the context of the Transaction and relating to the period (the "**Updated Projections**");
- the results of the due diligence activities conducted by SPIMI on Intesa contained in the due diligence reports dated 9 October 2006 (the "**DD Reports**") prepared by the professional advisors indicated below who were engaged by SPIMI for this purpose:
  - PriceWaterhouse Coopers, in relation to the accounting, administrative and tax due diligence on SPIMI and Intesa; and
  - the law firm Benessia and Maccagno, in relation to the legal due diligence on SPIMI and Intesa;
- the results of the due diligence conducted by Intesa on SPIMI, as reported by Intesa's management; and
- the term sheet and drafts of documentation and of supporting information, including financial data, relating to the CA Agreement, as provided by Intesa's management.

In relation to the Industrial Plans and the Updated Projections, Citigroup has assumed that they were prepared on the basis of reasonable and correct principles and that they constitute the best estimates and analyses of the management of SPIMI and of Intesa in relation to the future prospects of the Banks on a stand-alone basis.

In addition, there were no requests for, and Citigroup did not conduct, any independent evaluations or estimates on the value of the assets and liabilities of the Banks.

The Report is necessarily based solely on general, financial, economic and market information available at the present time.

1.8 Difficulties and Limitations

Citigroup has relied on the documentation discussed in Section 1.7 in the form in which it was received as a true, accurate and complete reflection of any risk factors relating to the Banks, including those deriving from the rights of third parties, current or potential disputes, or controls by any authority and assumed that there are no facts or actions prior or subsequent to the last date of reference for the aforementioned accounting documentation, which may give rise to rights for third parties, disputes or other consequences which might have a negative effect on the financial situation of the Banks.

The evaluations and conclusions to which Citigroup has arrived are also interpreted in light of the following difficulties and limitations encountered during the course of its analyses:

- inertial perspective and the potential lack of consistency in the Updated Projections;
- limited comparability of the banks used as comparables companies;
- limited documentation in relation to the CA Agreement;
- several of the valuation methodologies, by their very nature, do not take into account certain events subsequent to the announcement of the Transaction;
- the lack of consistency and the difference in time between the Target Prices (as defined below); and
- the limited comparability of the Transaction to other similar transactions.

2 Evaluation Methodologies

2.1 Principles

The evaluations presented in the Report provide a comparative estimate of the economic capital of SPIMI and Intesa, in accordance with the following principles:

1. **relative, non-absolute estimates of value:** according to a principle established by evaluation practice, the relative homogeneity and comparability of the evaluation criteria are prioritised. For this reason, the evaluations presented assume significance only in their relative profile and cannot be compared with market prices or sale prices, nor can they be considered as representative of an absolute evaluation unto itself of any of the companies under analysis.
2. **the stand-alone perspective:** applying another principle of evaluation practice for merger transactions, Citigroup has adopted the methodologies discussed below on the assumption that the operations of each of the Banks are autonomous (that is, ignoring the impact of any synergies and extraordinary costs arising from the Transaction).
3. **the significance of market prices:** in general, the SPIMI and Intesa shares are characterized by a large free float, high liquidity and extensive research coverage.
4. **merger of equals:** the Transaction was conceived and structured by SPIMI and Intesa as a merger of equals and thus no control premium was applied. This principle is confirmed in the terms of the Agreement, in the documentation of the Merger Plan and in other elements such as, for example, in the relative weight of the shareholders of each of the two Banks in the voting capital of the group resulting from the Transaction.

In relation to the procedure for the administrative, accounting and tax due diligence conducted by the Banks in accordance with the Agreement and concluded on 30 September 2006, it should be noted that the parties have verified that the results do not require adjustments to the Provisional Share Exchange Ratio, in accordance with the Agreement.

2.2 Evaluation Methodologies Adopted

In accordance with the objectives of the Report and in line with well established international evaluation practice for the banking sector, in determining the comparative estimates of the economic capital of the Banks, Citigroup used numerous evaluation methodologies, both market-based and analytical, in accordance with the principles discussed in Section 2.1.

On the basis of these considerations and taking into account the characteristics of the Banks themselves, their activities and the basic markets in which they operate, Citigroup chose to use the following evaluation methods in the preparation of the Report:

- the Market Price Method;
- the Target Price Method;
- the Comparable Listed Companies Method;
- the Dividend Discount Model or DDM;
- the Contribution Analysis Method; and

- the M&A Comparable Transactions Method.

In the application of the aforementioned methods, Citigroup has considered the characteristics and the inherent limitations of each of them, on the basis of professional evaluation practices generally followed in the banking sector. In particular it should be noted that only the DDM and the Comparable Listed Companies Method reflect any impact on the valuation of events after the date of the announcement of the Transaction.

The Board was duly informed by Citigroup and is thus aware that the methodologies used by Citigroup for the preparation of the Report are the ones indicated above and that they represent the methodologies commonly used in the market in the context of transactions having similar characteristics to the Transaction.

3 Description and Application of the Methodologies

3.1 Market Price Methodology

3.1.1 DESCRIPTION AND APPLICATION

The Market Price Method consists of valuing a company in line with the value given to such company by the stock market on which the shares of the company are traded.

According to this method, the prices of the shares of significant listed companies represent the most reliable indicator of the value of a company, because this value incorporates all the publicly available information relating to the company itself, since the price expressed on the market is the result of a systematic process of arbitrage by market operators that reflects their opinion of the profitability, asset value, risk and forecasted growth of the company under evaluation.

In this context, the trends in the price of a company's shares are considered significant when:

- the markets in which the shares are traded are characterized by a high level of efficiency;
- the liquidity of the shares is high; and
- the evaluation time frame is such that it neutralizes events of an exceptional nature that may have caused fluctuations in the short term and / or speculative tensions.

In respect of SPIMI and Intesa, in general their ordinary shares have characteristics in common that make their trends (and thus the resulting exchange ratios) significant, for the reasons explained below:

1. **efficient markets:** both shares are listed on the Italian Stock Market, the sixth largest European market in terms of market capitalization and the fourth largest in terms of volumes traded;
2. **large free float:** on 23 August 2006 (the last trading day prior to the announcement of the meeting of the Board and of Intesa in relation to the Transaction), the free float for SPIMI and Intesa had a market value of approximately €16 billion and €15 billion, representing an ordinary share capital (including preference share capital for SPIMI) of approximately 58.2% and 52.4%;
3. **high liquidity:** SPIMI and Intesa shares recorded a daily exchange value higher than €100 million over the course of the 12 months prior to 23 August 2006, thus they were the 7th and 9th most liquid shares on the MIB30 respectively; and
4. **extensive research coverage:** there are approximately 30 financial brokerage companies, for the most part international, that regularly publish analyses on the two companies.

Over the course of the three years prior to 23 August 2006 the market trends of the SPIMI and Intesa shares were quite similar: the differential did not exceed 5.3% (in favour of SPIMI), over a time span of one year and 0.4% (in favour of SPIMI) over the course of three years.

For the purposes of the present analysis, the prices of the two shares after 23 August 2006 were not taken into consideration. It was assumed that such share prices since 23 August 2006 are (i) no longer representative of the stand-alone values of the Banks and (ii) potentially influenced by speculative pressures.

Consequently, in proceeding with the analysis of the market performances, both simple arithmetic averages of the closing prices of the SPIMI and Intesa shares and observations related to the minimum and maximum values in predetermined time periods have been used.

The share exchange ratio range chosen according to the Market Prices Method was selected on the basis of the following considerations:

- the respective performances of the Banks' shares were substantially in line over the course of time: the share exchange ratio thus maintained a high degree of stability in the period;
- the recent performances of the shares were given greater weight as they were considered more representative of the current asset, profit and profit situation of the Banks and the updated information on the Banks' strategic activities (for example, data from the first quarter of 2006; updates on the Eurizon transaction; BF Public Offer); and
- the minimum-maximum range at one month includes almost all the average values over 3, 6, 12, 24, 36 months.

3.2 Target Price Methodology

3.2.1 DESCRIPTION AND APPLICATION

In general, the financial intermediaries that publish research documents on listed companies summarize their recommendations concerning the shares of those listed companies by defining a "target price" of the share in question. Such target price gives *a quantitative indication of the* financial value of the company and therefore what is believed to be its potential for appreciation on the market in the medium term (which by general practice is calculated as the difference between the target price and the current market value).

The application of this method therefore translates into an analysis and comparison of the relationship between the target prices indicated for SPIMI and Intesa by intermediaries who publish research on both Banks (the "Financial Intermediaries").

Selected target prices supplied by Reuters were used for the purposes of this analysis. It is understood that, where possible, target prices that include the impact of the Transaction were excluded from the analysis.

3.3 Comparable Listed Companies Methodology

3.3.1 DESCRIPTION AND APPLICATION

The Comparable Listed Companies Methods comprises the Market Multiples Method, the Value Map Method and the Sum of the Parts Method. According to such methods, which have been established by international evaluation practice, the value of a company is ascertained by using market evaluation parameters in relation to other listed companies considered comparable to the company being evaluated. For the purposes of this Report, the following methods were used:

1. Market Multiples Methodology

The Market Multiples Method is based on analysis of the market quotations of a sample of companies comparable to the one being evaluated. This method is based on the general assumption that in an efficient market and in the absence of speculative movements, the market price of the shares of a company reflect the market's expectations about the growth rate of future earnings and the degree of risk associated with that company.

The application of the Market Multiples Method is divided into the following phases:

A. selection of the reference sample;

B. determination of the time frame to be used as a reference;

C. identification of the fundamental ratios (the "multiples") believed to be significant for each company to be evaluated;

D. determination of the significant parameters of the companies represented in the sample and computation of multiples; and

E. identification of the range of multiples and its application to the company being evaluated, determining a range of values for that company.

The degree of reliability of this evaluation method depends upon an appropriate adaptation of the method to the specific evaluation concerned. The most important aspects of the analysis for the purposes of the Report are illustrated below.

A. Selection of the reference sample

Given the nature of this method, the critical factor is the comparability, from an operational and financial point of view, between the companies included in the reference sample and those being evaluated. Indeed, the significance of the results is dependent upon such comparability. However, the practical impossibility of identifying homogeneous companies under each profile means it is necessary to determine the elements deemed most significant in identifying the reference sample and consequently to select those companies that are comparable in relation to the predetermined criteria.

The shares of the selected companies must also show a high degree of liquidity and must not be influenced by particular contingencies.

For the purposes of this analysis, two samples were selected:

(i) an Italian sample, comprising the major Italian banks having a national or multi-regional presence, whose prices present characteristics that were considered highly significant; and

(ii) a European sample, comprising the principal European banks with characteristics considered comparable to those of SPIMI and Intesa.

B. Determination of the reference time frame

For the purposes of computing the value of the companies contained in the sample, the closing price available as of 6 October 2006, was used.

C. Identification of the fundamental ratios considered significant

For each of the companies indicated above, a series of relationships, or multiples, considered significant for the analysis according to this criterion was calculated. The choice of these multiples was made on the basis of the characteristics inherent in the banking sector and the general market practices according to which particular importance is attributed to the following relationships:

- relationship between Price and Expected Future Earnings ("P/E"); and
- relationship between Price and Adjusted Net Assets ("P/NAV");

The NAV was computed by adjusting the estimated net assets as of 30 December 2006 of the companies considered in order to take account of a series of adjustments of which the most important is the deduction of intangible assets.

D. Determination of the level of expected earnings of the companies represented in the sample

With reference to the data on future earnings for 2006, 2007 and 2008 used in this analysis in relation to the companies considered, the estimates supplied by Thomson Financial that expressed the consensus of the financial analysts were used (the **"Consensus"**).

The Updated Projections were used in relation to SPIMI and Intesa, once their consistency with the Consensus had also been ascertained.

E. Determination of the range of application of the ratios calculated

The relevance of the fundamental ratios calculated and the choice of the range to be applied to the companies concerned in the Report are decided on the basis of qualitative considerations about the significance of the multiples obtained and the income and capital characteristics of the company being evaluated.

2.Value Map Methodology

The Value Map Method estimates the value of the financial capital of a company on the basis of the correlation between prospective profitability of the company's own capital and the premium, or discount, in relation to its adjusted net assets given by the market prices. This correlation may be represented by means of a statistical regression of data regarding profitability (expressed by the expected Return on Average Equity or "**ROE**") and the relationship between market capitalization and adjusted net assets for a significant sample of comparable companies.

Once they have been calculated, the parameters of this ratio, if considered statistically significant, can be applied to the forecasted ROE and to the adjusted net assets of the company being studied in order to derive from them the theoretical value at which it would be valued by the market, on the basis of the correlation found.

The application of the Value Map Method is divided into the following phases:

1. selection of the reference sample;
2. determination of the anticipated ROE and the current P/NAV ratio for the companies in the sample in the time frame being considered; and
3. calculation of the linear regression between ROE and P/NAV; if statistically significant, application of the regression parameters in order to determine the theoretical economic value attributable to the company being analyzed.

Similarly to the Market Multiples Method, in order to reflect the characteristics of SPIMI and Intesa, a sample was used that was composed of both Italian and European listed banks. Specifically, in order to increase the statistical significance of the regression, the sample used is a combination of the Italian and European samples used for the application of the Market Multiples Method.

The economic value of the Banks was determined taking into account the linear regression calculated according to the following equation:

$$P/NAV = i + c*ROE$$

Where:

P/NAV = multiple to be applied to the NAV of the company being evaluated in order to

determine the value of the financial capital

i = represents the intercept of the regression line which interpolates the data being observed

c = represents the angular coefficient of the regression line

ROE = represents the ROE of the company being evaluated

The relationship obtained is more statistically significant the more the R^2 index (coefficient of correlation), which measures the dispersion of the observations about the line, approaches 100%.

3. Sum of the Parts Methodology

On the basis of this method, the value of a company is defined as the sum of the values attributed separately to the principal areas of business in which it operates, where such value is derived with reference to market multiples estimated in relation to each area of business. This method identifies the relevant activities (the **"Parts"**) and selects the most appropriate methods for the valuation of each Part.

The economic value of the company is therefore equal to the sum of the valuations of the individual Parts.

The future earnings of SPIMI and Intesa for their various areas of activity, as well as the projected allocation of capital among the various business areas, are those contained in the Updated Projections.

The market multiples applied to Eurizon Financial Group S.p.A. ("**Eurizon**") were calculated by taking as reference values the median values of samples of listed companies operating in the sectors where Eurizon is present (i.e. insurance, asset management and financial promotion). Therefore the median value of the multiple expressed by the sample of listed companies operating in that particular activity was used for each sector according to its relative weight in Eurizon.

The market multiples applied to the Eastern European activities of Intesa were composed of the median values of a sample of listed banks active exclusively or mostly in Eastern European countries.

The market multiples applied to the remaining activities were composed of the median values of a sample of listed banks active mostly in Italy.

3.4 Fundamental Analysis: Dividend Discount Model ("DDM")

3.4.1 DESCRIPTION AND APPLICATION

The method of discounted dividend flows (the Dividend Discount Model or **"DDM"**) is based on the principle that the economic value of a company is equal to the sum of:

1. the net present value of cash flows available in the future for shareholders, equal to the flow of dividends potentially distributable, in a time frame that can be analytically determined and consistent with a level of capitalization considered adequate; and
2. the net present value of the terminal value ("**TV**") or the economic value of the company after the analytically derived time frame (assuming the perpetual, constant growth of

dividend flows)

Therefore this method does not take into consideration policies of profit distribution actually planned or adopted by the companies under evaluation.

The economic value of a company according to the DDM method is estimated by applying the following formula:

$$EV=\sum_{t=1}^{n}\frac{Div_t}{(1+k_e)^t}+\frac{TV}{(1+k_e)^n}$$

with

$$TV=\frac{Div_n\times(1+g)}{(k_e-g)}$$

Where:

EV = economic value of the company;

TV = terminal value, equal to the value of the company in the year following the last year that dividend flow was analytically projected;

Div_t = dividend flow potentially distributable in year t of the period of analytical projection;

Div_n = dividend flow potentially distributable at the end of the period of analytical projection (year n);

n = number of years of analytical forecasting of dividend flows;

k_e = discount rate, equal to the cost of equity of the company;

g = growth rate of dividend flows after the period of analytical forecasting.

In the application of the DDM, the following phases can be identified:

A. Analytical forecasting of dividend flows potentially distributable over an identifiable time frame;

B. Determination of the discount rate k_e and the growth rate g;

C. Calculation of the net present value of dividend flows in the analytical forecasting period and calculation of Terminal Value; and

D. Development of alternative scenarios, such as a stress test of the evaluation model (sensitivity analysis).

A. Analytical projection of dividend flows potentially distributable over a pre-defined time frame

For the purposes of this evaluation, the time frame for the analytical determination of dividend flows was 2006–2015, beyond which the value of the Banks was calculated synthetically using the Terminal Value.

The analytical estimate of income and balance sheet projections for the 2006–2009 period is based on the Updated Projections (which are consistent with the Consensus estimates provided by brokers selected on the basis of the publication date of the latest research and the comparability of the data presented). For the 2010–2015 period, on the other hand, hypotheses of inertial growth were developed, in conformity with the financial and

operational profile of the Banks and with the market's expectations of growth.

The estimate of dividend flows potentially distributable in the 2006–2015 period was made on the assumption that the Banks would maintain a level of capitalization considered (i) adequate to support their future development and (ii) consistent with the medium-term objectives contained in the respective Industrial Plans, identified in a core capital ratio on weighted assets equal to 7% (core Tier I ratio).

B. Determination of discount rate k_e and growth rate g

The discount rate of dividend flows corresponds to the required yield that rational investors would expect of alternative investments having a comparable risk profile. It therefore represents the yield expected of the Bank's own risk capital (cost of equity).

In accordance with evaluation practice, this rate was calculated using the Capital Asset Pricing Model ("CAPM"). According to the CAPM, the cost of capital is determined by the following formula:

$$K_e = r_f + \beta x (r_m - r_f)$$

Where:

rf = rate of return on a risk-free investment. Taking into account the reference time frame, the benchmark return of Italian government 10-year bonds was taken as a risk-free rate;

(rm –rf) = the premium that a rational investor would expect of an investment on the stock market with regard to the risk premium return rate. This risk premium was estimated, on the basis of the long-term historical series, as 5.0%;

β = coefficient of correlation between the actual yield of the share of the company being analysed and the total market yield of reference (beta or β). The beta measures the volatility of a share with respect to a representative market portfolio.

C. Calculation of the present value of dividend flows in the analytical forecasting period and calculation of Terminal Value

The analytically determined dividend flows in the 2006–2015 period were updated using as a discount rate the cost of the capital of the Banks.

The Terminal Value was calculated by applying to the dividend flow potentially distributable at the end of the analytical forecasting period the formula of perpetual income growing according to growth factor g.

D. Sensitivity Analysis

The exchange ratio determined by applying the DDM was stress-tested with numerous sensitivity analyses in order to evaluate the impact on it of, among other things: variations in assumptions relating to the cost of capital ke and growth rate g; variations of development scenarios; and hypotheses of homogenization of levels of asset risk.

This method provides an estimate of the dividend flow after the analytically determined time frame. It should be noted that such exercise, which is necessary in order to determine the Terminal Value, encompasses a certain degree of subjectivity.

3.5 Contribution Analysis Methodology

3.5.1 DESCRIPTION AND APPLICATION

The Contribution Analysis Method consists of determining, by means of comparison between business metrics, the relative weight of the merging banks with respect to the overall value resulting from the merger. This method does not determine absolute values but ratios representing the contribution of each bank to the unified combination resulting from the merger. This methodology is to be considered solely as a means of checking the relative proportions of the banks.

The accuracy of the Contribution Analysis Method depends on the identification of meaningful metrics with respect to the banking organizations involved in the merger. The criteria for such metrics are principally related to strategically important profiles, both in terms of size and the prospect of producing income flows.

In relation to the Banks, the following values were selected as of 30 June 2006:

- Intermediation margin;
- direct deposits;
- credits to clients;
- core tier 1;
- total activities;
- weighted assets; and
- net asset value.

In terms of application, for each of the values selected the percentage contribution of each of the Banks was defined. Furthermore, the relative weight of Intesa was standardized to take into account the proportion relating to ordinary shares.

3.6 Comparable Transactions Methodology

3.6.1 DESCRIPTION AND APPLICATION

The Comparable Transactions Method is based on the analysis of share exchange ratios from a sample of mergers and acquisitions considered comparable to the Transaction.

As discussed, the nature of the Transaction is that of a merger of equals, between companies with a high market capitalization. In order to define the reference sample, more than 80 merger transactions similar to SPIMI and Intesa in all sectors in Europe and in the United States over the last 10 years were analyzed. Those considered comparable to the Transaction on the basis of the following criteria were selected:

- size of the combined entity being more than $10 billion on the basis of market value at the time of announcement;
- dimensions of the counterparties of approximately 60%/40% or closer, on the basis of market value at the time of announcement[1];
- non-hostile transactions;
- transactions taking place as mergers, 100 % share deals;
- exclusion of cases in which one of the parties was in operational or financial difficulties; and
- shared governance by the merged companies.

[1] The criterion of relative dimensions was relaxed to include Santander BCH and BBV Argentaria, which are the only transactions in the banking sector in Europe that fulfil all of the other criteria.

4 Summary of Evaluations and Conclusion

In light of the considerations and the limitations set forth in this Report and on the basis of the analyses carried out according to the methods described in Section 3 of the Report, we have reached the following conclusions regarding the share exchange ratio, expressed in terms of newly issued ordinary Intesa shares for each ordinary and preference share of SPIMI.

Summary of Results

	SPIMI		Intesa			
	Economic capital (1)		Economic capital (2)		Share exchange ratio	
(€ millions, except share exchange ratio)	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Market Price Method	26,267	27,054	27,431	27,491	3.072	3.158
Target Price Method	23,061	33,560	27,672	32,484	2.674	3.3.15
Comparable Listed Companies' Methods	25,351	35,602	30,375	36,892	2.678	3.096
DDM	26,920	31,276	31,385	32,649	2,752	3.074
Contribution Analysis Method	-	-	-	-	2.802	3.102
Comparable Transactions Method	25,146	29,111	27,411	27,411	2.944	3.408

(1) Includes ordinary and preference shares
(2) Includes only ordinary shares

Consequently, on the basis of the results shown above, we have identified the following range of share exchange ratios:

- 3.072–3.158 newly issued ordinary Intesa shares for every ordinary or preference share of SPIMI.

Within the framework and the limitations set forth above, on the basis of our experience we consider the following share exchange ratio fair, from a financial perspective, to the shareholders of SPIMI, as of the date hereof:

- 3.115 newly issued ordinary Intesa shares for every ordinary or preference share of SPIMI.

Turin, 12 October 2006

CITIGROUP GLOBAL MARKETS LTD

[PAGE INTENTIONALLY LEFT BLANK]

File No. 82-35020

[illegible]

[PAGE INTENTIONALLY LEFT BLANK]

Milan, 11 October 2006

To:
Board of Directors
BANCA INTESA Spa
Piazza Paolo Ferrari, 10
20121 – MILAN

RE: ***Fairness Opinion* on the price agreed by Banca Intesa Spa for the sale to Credit Agricole SA of shareholdings in Cassa di Risparmio di Parma e Piacenza Spa and Banca Popolare FriulAdria Spa, the sale of select bank branches, and the purchase[1] from the Credit Agricole group of a shareholding in CAAM SGR Spa(*)**

1. Introduction

The author has been engaged to formulate a Fairness Opinion on the price agreed by Banca Intesa Spa for the sale to Credit Agricole SA of shareholdings in Cassa di Risparmio di Parma e Piacenza Spa (hereafter, "Cariparma Spa") and Banca Popolare FriulAdria Spa (hereafter, "FriulAdria Spa"), for the sale of select bank branches, and for the purchase from Credit Agricole group of a shareholding in CAAM SGR Spa, in the context of the merger transaction between Banca Intesa Spa and Sanpaolo IMI Spa.

In particular, the sale and purchase considerations for which the Fairness Opinion has been requested relate to the following transactions:

- the sale by Banca Intesa Spa to Credit Agricole SA of shares representing the whole share capital of Cariparma Spa for a total amount of €3,800 million;
- the sale by Banca Intesa Spa to Credit Agricole SA of shares representing 76.05% of the share capital of FriulAdria Spa for a total amount of €836.5 million;
- the sale by Banca Intesa Spa to Credit Agricole SA of 193 bank branches for a total amount of €1,330 million;
- the sale by Credit Agricole SA to Banca Intesa Spa of shares representing 65% of the share capital of CAAM SGR Spa for a total amount of €815.8 million ± adjustments specified in this document below.

The request for this Fairness Opinion by Banca Intesa Spa falls within the existing legislative and regulatory framework relating to "transactions with related

*This Fairness Opinion summarizes the conclusions of the considerations and valuation analysis contained in the document entitled Technical Note prepared by the author.

[1] The acquisition would take place following the exercise of an option subject to an agreement between Banca Intesa Spa and Credit Agricole SA to constitute a pan-European asset management company not being realised.

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.

parties"[2] which can be summarised as follows:

- Article 2391 *bis* of the Italian Civil Code relating to "transactions with related parties";
- TUIF (the Consolidated Financial Services Act) and Regulations implementing it;
- Consob Resolution no. 13616 of 12 June 2002; Consob Communication no. 97001574 of 20 February 1997; Consob Communication no. 98015554 of 2 March 1998; Consob Communication no. 2064231 of 30 September 2001; Consob Communication no. 3022996 of 10 April 2003;
- International Accounting Standard (IAS) no. 24;
- the Corporate Governance Code adopted by Banca Intesa Spa[3].

For the purposes of this engagement, the author:

- o received financial documents and other information from Banca Intesa Spa relating to:
  - Banca Intesa Spa: Consolidated Report as at 30 June 2006; *Agreement between Credit Agricole SA and Banca Intesa Spa*;
  - Cariparma Spa: Articles of Association (rev. September 2004); 2005 Annual Report; 2006 Interim Report; 2006 Budget; 2007-2009 Business Plan;
  - FriulAdria Spa: Articles of Association (rev. June 2004); 2005 Annual Report; 2006 Interim Report; 2006 Budget; 2007-2009 Business Plan;
  - Bank branches: list of branches and information on principal logistic-operational aspects; 2006-2009 Business Plan;
  - CAAM SGR Spa: Articles of Association; 2005 Company and Consolidated Report; 2006-2008 Business Plan; Sale and Purchase Agreement for shares in

---

[2] Banca Intesa Spa and Credit Agricole SA are to be considered Related Parties as, on the last date reported (10 July 2006), Credit Agricole SA held 1,073,170,507 shares (with voting rights) in Banca Intesa Spa, representing 17.84% of voting capital.

[3] As detailed in Banca Intesa Spa's report on the Corporate Governance System and Compliance with the Corporate Governance Code for Listed Companies (2006) "*The Board of Directors approved "Internal regulations on transactions with related parties", which define the guidelines for closing transactions with related parties and, in particular, so called "significant" transactions, i.e. the most significant transactions in terms of financial, economic or balance sheet impact, which must be submitted to the approval of the Board of Directors. The "significant" transactions are identified using qualitative and/or quantitative criteria and are, for example, the purchase and sale of real estate assets, the purchase or sale of equity investments, companies, business divisions, partnership or joint venture agreements, any transaction, both financial and commercial, whose economic value exceeds €50 million, provided that this is not a typical or standard transaction, framework agreements regulating the provision of multiannual intergroup services and the grant to companies within the banking group and to related parties of loans or guarantees exceeding predetermined quantitative thresholds. The Regulations also define the general criteria for information to be provided to the Board with regard to transactions with related parties, which – since they do not have the characteristics of relevance and significance indicated above – fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions. ...Where the nature, value or other aspects of a transaction with related parties make this necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion)...*".

Nextra Investment Management SGR Spa dated 24 October 2005;

- o met with several representatives of the management of Banca Intesa Spa directly involved in the Banca Intesa/Sanpaolo IMI merger transaction to gather information on the capital and earnings profile of the assets to be sold/bought and on their operational prospects;
- o met with the advisors of Banca Intesa Spa (legal and financial) to gain an understanding of the contractual aspects of the Banca Intesa/Credit Agricole transaction and the value components of the assets to be sold/bought.
- o gathered additional financial documentation and information relating to the assets to be sold/bought, considered relevant to the engagement to be performed, from public sources (e.g., web sites).

In relation to the financial documentation and other information made available, the author declares that he relied upon this information as provided and on the assumption that it was authentic and correct: in addition, the author wishes to clarify that he made no verification of the documentation provided.

This Fairness Opinion should be regarded as equivalent to a "*Parere di Congruità*" (or Opinion of Appropriateness), a document frequently cited in Italian Company and Securities Law[4], the purpose of which is to express an independent view on value in relation to the sale/purchase consideration agreed for the assets detailed above.

In this context, the etymological meaning of "*congruità*" (appropriateness) is based not only on the body of legislation referred to above, but also on the semantic significance indicated in well-established, authoritative sources ("*Il vocabolario Treccani*" and "*Lo Zingarelli – Vocabolario della lingua italiana*") according to which

[4] This refers to:

- the <u>*fair valuation*</u> ("*equo apprezzamento*") required of an arbitrator under Article 1349 of the Italian Civil Code;
- the <u>*certification of price*</u> ("*attestazione sul prezzo*") of assets/receivables sold by shareholders, sponsors, founders or directors to the company in the first two years of after it is entered in the Companies Register, as required under Article 2343-*bis* of the Italian Civil Code;
- the <u>*opinion on appropriateness*</u> ("*parere sulla congruità*") of the issue price of shares expressed by the Statutory Board of Auditors when pre-emption rights are excluded or limited, in accordance with Article 2441, paragraph 6 of the Italian Civil Code;
- the <u>*report on appropriateness*</u> ("*relazione sulla congruità*") of the share exchange ratio in a merger or disposal (which by standard theory and legal precedent are considered to have a price) in accordance with, respectively, Articles 2501 *sexies* and 2506 *ter* of the Italian Civil Code (also taking into consideration Consob Communication no. 73063 of 5 October 2000 which contains the "Reporting format for independent auditors in relation to merger and disposal transactions");
- the <u>*normal value*</u> ("*valore normale*") as defined by Article 9 D.P.R. of 22 December 1986, no. 917 (Tax Code), paragraph 4, letter b) relating to shares not traded on regulated markets.

In all of the cases referred to above, the intent of the Legislator (according to civil or tax code) is to guarantee the position of third parties in establishing a price for the exchange or transfer of an asset, by requiring the involvement *super partes* of an independent professional.

the meaning of "*congruità*" is also defined contextually by the following concepts: *equità* (equity); *equo apprezzamento* (fair value); *adeguatezza* (adequacy); *correttezza* (correctness); *convenienza* (value for money); *proporzione* (proportionate); *rispondenza a determinate esigenze* (responding to determined needs); *opportunità* (expediency).

It should be qualified that Fairness Opinions (or "*Pareri di Congruità*" as defined above), the purpose of which is to evaluate a contractual price, can be formulated in different ways, according to standard professional practice:

- by performing an *ex novo* calculation, including the use of methodologies which differ from those used originally to determine the price upon which the opinion is being expressed;
- by critically examining the methodology followed to determine the price upon which the opinion is being expressed, through analysis of the specific valuation methods used and the basic assumptions and parameters applied.

For this engagement, the author adopted the second alternative, in consideration of the significant amount of valuation work already carried out which is based on established business theory and professional practice.

The author set the objective of determining a "fair value" price, a complex concept which contextually may be intended to mean:

- the strict interpretation based on the International Accounting Standards:
- the price achievable from a competitive auction involving non-related parties;
- the price attributed by the market to assets bought and sold in which the current value and related business strategy is implicit.

It is this latter concept – business strategy – which deserves particular emphasis in the case under consideration. The strategic significance of the sale and purchase considerations upon which the author is to express an opinion should, in fact, be specifically defined:

- for Banca Intesa, as the opportunity represented by the transaction under examination to achieve 100% of one of the most important asset management businesses in Italy, comply with the ruling of the Competition Authority in relation to the concentration of branches, and to avoid an organised auction process which is operationally more expedient;
- for Credit Agricole SA, after 16 years in Italy as main shareholder of the largest Italian bank, as the confirmation of its desire to maintain a significant presence and strategic position in Italy, realisable through the control of a banking entity - formed by the aggregation of Cariparma, FriulAdria and 193 additional branches - capable of achieving a significant market share (5% in thirteen Regions and 10% in five Regions). From this perspective, the "scarcity" factor in forming a new banking group in Italy also assumes some importance for Credit Agricole SA.

2. *Fairness Opinion* on the price for the sale by Banca Intesa Spa to Credit Agricole SA of shares representing the whole share capital of Cariparma Spa for a total consideration of €3,800 million;

The price to be evaluated refers to the sale of shares in Cariparma Spa. Specifically:

- 500,000,000 shares, representing 100% of the existing share capital of €500,000,000;
- not subject to any dilution effect from convertible securities (bonds or warrants) or a stock option plan;
- ordinary shares[5] having the rights detailed in Article 5 of the company's Articles of Association;
- benefiting from regular dividends;
- free of restrictions, pledges or other clauses and/or auxiliary obligations.

The sale consideration for which the Fairness Opinion has been requested is for a total of €3,800 million. The transaction has the following contractual characteristics (agreed by the Parties):

- method of payment: cash;
- adjustment clause: the agreement establishes objective conditions and procedures for any modification to the consideration, in addition to the preconditions for their application.

In formulating this opinion, the author employed the following steps:

a. review of the valuation methods adopted by the Advisors to determine a value for Cariparma Spa. The methods used were the "Dividend Discount Model" (or DDM), "Discounted Earnings method", "Value Map" (based on the relationship between P/BV and ROE) and "Market Multiples". In the author's view, the last three methodologies were correctly applied and appropriate to the type of company being valued (non-listed credit institution);
b. review of the assumptions made and the parameters chosen in applying the valuation methodologies listed above. This refers to the discount rates and other parameters used in applying the Capital Asset Pricing Model, the growth rate "*g*", the weighting coefficient for expected returns (decreasing over time), the selection of comparable companies, the specific multiples selected (P/BV, P/BV *Adjusted*, P/E, P/E *Adjusted*, ROE, ROE *Adjusted*), the method of averaging the results obtained from the various methodologies;
c. review of the assumptions made for the determination of "fair value". This refers to the joint consideration of the results obtained from the valuation methods listed above and the (average) value expressed by the market for agreements concluded -

[5] On this point, it should be noted that following the recent Company Law Reforms the category of "ordinary shares" is not expressly defined, but this term is intended to refer to a category of shares having full ownership and participation rights: in particular, these shares have full voting rights.

as for the case in question – which further strategic objectives.

Fairness Opinion: **in relation to the above, it is the conclusion of the author that the consideration agreed for the sale by Banca Intesa Spa to Credit Agricole SA of shares representing 100% of the share capital of Cariparma Spa, in the amount of €3,800 million, may be considered appropriate.**

3. *Fairness Opinion* on the price for the sale by Banca Intesa Spa to Credit Agricole SA of a shareholding in FriulAdria Spa

The price to be evaluated refers to the sale of shares in FriulAdria Spa. Specifically:

- 15,510,498 shares, representing 76.05% of the existing share capital of €101,975,060[6];
- not subject to any dilution effect from convertible securities (bonds or warrants) or stock option plan;
- ordinary shares[7] *having the rights* detailed in Articles 5 and 10 of the company's Articles of Association;
- benefiting from regular dividends;
- free of restrictions, pledges or other clauses and/or auxiliary obligations.

The sale consideration for which the Fairness Opinion has been requested is for a total of €836.5 million[8]. The transaction has the following contractual characteristics (agreed by the Parties):

- method of payment: cash;
- adjustment clause: the agreement establishes objective conditions and procedures for any modification to the consideration, in addition to the *preconditions* for their application.

In formulating this opinion, the author employed the following steps:

a. review of the valuation methods adopted by the Advisors in determining a value for

[6] Article 13 of the Articles of Association incorporates laws relating to the constitution of a *quorum* required to pass resolutions in a General Meeting of Shareholders: as such, the outstanding minority share of 23.95% would not be capable of determining the outcome of a resolution and, consequently, for valuation purposes, requiring consideration of a premium or discount. According to the Shareholder Register, the percent share capital of *FriulAdria Spa held by the 50 largest shareholders* is 78.35%, including the 76.05% share held by Banca Intesa Spa. The remaining shares are in the hands of a very diffuse shareholder group, the same group which held an interest in the Banca Popolare when it was a cooperative (S.c.r.l. or *società cooperativa a responsabilità limitata*).

[7] Please refer to the note on "ordinary shares" in the section on Cariparma Spa.

[8] This purchase consideration was calculated as a proportion (76.05%) of the total value of shares, determined using the methods indicated in the text above.

FriulAdria Spa. The methods used were the "Dividend Discount Model" (or DDM), "Discounted Earnings method", "Value Map" (based on the relationship between P/BV and ROE) and "Market Multiples". In the author's view, the last three methodologies were correctly applied and appropriate to the type of company being valued (non-listed credit institution);

b. review of the assumptions made and the parameters chosen in applying the valuation methodologies listed above. This refers to the discount rates and other parameters used in applying the Capital Asset Pricing Model, the growth rate "*g*", the weighting coefficient for expected returns (decreasing over time), the selection of comparable companies, the specific multiples selected (P/BV, P/BV *Adjusted*, P/E, P/E *Adjusted*, ROE, ROE *Adjusted*), the method of averaging the results obtained from the various methodologies;

c. review of the assumptions made for the determination of "fair value". This refers to the joint consideration of the results obtained from the valuation methods listed above and the (average) value expressed by the market for agreements concluded - as for the case in question – which further strategic objectives.

***Fairness Opinion:* in relation to the above, it is the conclusion of the author that the consideration agreed for the sale by Banca Intesa Spa to Credit Agricole SA of shares representing 76.05% of the share capital of FriulAdria Spa, in the amount of €836.5 million, may be considered appropriate.**

4. *Fairness Opinion* on the price for the sale by Banca Intesa Spa to Credit Agricole SA of 193 selected bank branches

The price to be evaluated refers to the sale of:

- 193 bank branches owned by Banca Intesa Spa. These are located in various different Provinces. The number of bank branches to be sold is driven by the requirements of Credit Agricole and the ruling of the Competition Authority: in that context, the configuration of bank branches which would exist after the Banca Intesa/Sanpaolo merger was first examined to determine in which markets the new group would exceed 30%, by number of branches;
- bank branch is intended to mean, for purposes of this transaction, a branch consisting of the assets and liabilities inherent in the deposits and commitment of financial resources in a local area, excluding real estate, which will be replaced by a corresponding lease agreement of an appropriate term;[9]
- the 193 bank branches were represented by the following aggregate operational numbers as at 30 June 2006: Book Value of Net Assets: €407 million; Deposits: €7,622.4 million; Indirect deposits: €11,286.3 million; Loans: €5,017.7 million; Net

[9] This does not take account of the technicalities associated with disposal of the branches: this could take the form of a transfer of the bank branches to the ownership of the two banks to be sold or to a newco (subject to authorisations required under banking legislation).

Income: €50.0 million

The sale consideration for which the Fairness Opinion has been requested is for a total of €1,330 million. The transaction has the following contractual characteristics (agreed by the Parties):

- method of payment: cash;
- adjustment clause: the agreement establishes objective conditions and procedures for any modification to the consideration, in addition to the preconditions for their application.

In formulating this opinion, the author employed the following steps:

a. review of the valuation methods adopted by the Advisors to determine a value for bank branches. The methods used were the "Dividend Discount Model" (or DDM), "Discounted Earnings method", "Value Map" (based on the relationship between P/BV and ROE) and "Market Multiples". In the author's view, the last three methodologies were correctly applied and appropriate to the type of company being valued (non-listed credit institution);
b. review of the assumptions made and the parameters chosen in applying the valuation methodologies listed above. This refers to the discount rates and other parameters used in applying the Capital Asset Pricing Model, the growth rate "*g*", the weighting coefficient for expected returns (decreasing over time), the selection of comparable companies, the specific multiples selected (P/BV, P/BV *Adjusted*, P/E, P/E *Adjusted*, ROE, ROE *Adjusted*), the method of averaging the results obtained from the various methodologies, the multiples applied to direct and indirect deposits;
c. review of the assumptions made for the determination of "fair value". This refers to the joint consideration of the results obtained from the valuation methods listed above and the (average) value expressed by the market for agreements concluded - as for the case in question – which further strategic objectives.

Fairness Opinion: **in relation to the above, it is the conclusion of the author that the consideration agreed for the sale by Banca Intesa Spa to Credit Agricole SA of 193 bank branches, in the amount of €1,330 million, may be considered appropriate.**

5. *Fairness Opinion* on the price for the sale by the Credit Agricole group to Banca Intesa Spa of a shareholding in CAAM SGR Spa

The price to be evaluated refers to the sale of shares in CAAM SGR Spa[10]. Specifically:

[10] The sale relates to shares in CAAM SGR Spa after this company has sold off the activities attributable to CAAM Italia SGR Spa.

- 304,200 shares, corresponding to 65% of the existing share capital of €24,172,200[11];
- not subject to any dilution effect from convertible securities (bonds or warrants) or stock option plan;
- ordinary shares[12] having the rights detailed in Articles 5 of the company's Articles of Association;
- benefiting from regular dividends;
- free of restrictions, pledges or other clauses and/or auxiliary obligations.

The sale consideration for which the Fairness Opinion has been requested is for a total of €815.8 million ± the adjustments detailed below. The transaction has the following contractual characteristics (agreed by the Parties):

- method of payment: cash;
- basis of calculation: the price agreed on 24 October 2005 for the sale of 65% of the share capital of Nextra Investment Management SGR Spa to Credit Agricole SA (totalling €815.8 million), less the dividends received by Credit Agricole SA in the interim period, plus accrued interest for the same period (equivalent to the cost of equity for Banca Intesa Spa of 9%), less any contributions to capital and/or warranties paid by Banca Intesa Spa subsequent to the sale, in addition to the original price paid by Banca Intesa Spa to acquire CAAM Italia SGR Spa.

In formulating this opinion, the author employed the following steps:

a. review of the agreement stipulated between Banca Intesa Spa and Credit Agricole SA for the sale of shares representing 65% of the share capital of Nextra Investment Management SGR Spa;
b. review of the modifications made to the operational "perimeter" of Nextra Investment Management SGR Spa in 2006, following the merger with CAAM Italia SGR Spa;
c. review of the adjustments made to the original purchase price: dividends received, compensatory interest, contributions to capital, warranties and price paid for the acquisition of CAAM Italia SGR Spa.

***Fairness Opinion:* in relation to the above, it is the conclusion of the author that the consideration agreed for the sale by Credit Agricole SA to Banca Intesa Spa of shares representing 65% of the share capital of CAAM SGR Spa, in the amount of €815.8 million ± the adjustments specified above, may be considered appropriate.**

Yours sincerely,

(Prof. Paolo Iovenitti)

[11] Article 11.1 of the Articles of Association incorporates laws relating to the constitution of a *quorum* required to pass resolutions in a General Meeting of Shareholders: as such, the outstanding minority share of 35% would not be capable of determining the outcome of a resolution and, consequently, for valuation purposes, requiring consideration of a premium or discount.

[12] Please refer to the note on "ordinary shares" in the section on Cariparma Spa.

[PAGE INTENTIONALLY LEFT BLANK]

File No. 82-35020

RECEIVED

[illegible] NOV 27 P 1:44

OFFICE OF INTERNATIONAL
CORPORATE ...

[PAGE INTENTIONALLY LEFT BLANK]

Prof. Enrico Filippi *Prof. Carlo Pasteris*

Turin, 8 November 2006

To: The Board of Directors
SANPAOLO IMI S.p.A.
Turin

Subject: An opinion on the economic conditions agreed upon for the sale by Banca Intesa of its equity shareholdings in the Cassa di Risparmio di Parma e Piacenza and the Banca Popolare Friul Adria and 193 Banca Intesa branches to Crédit Agricole.

Observations on Banca Intesa's purchase of a call option on a controlling shareholding in CAAM SGR, currently held by Crédit Agricole.

Dear Sirs,

You have provided us with a description of the terms and conditions of the transactions described above, which are currently under negotiation between Banca Intesa and Crédit Agricole. Considering that Crédit Agricole holds a significant interest in Banca Intesa, you have requested that we deliver a fairness opinion on the economic conditions agreed upon for the proposed transactions (collectively referred to hereafter as "the Transaction").

The purpose of this document is to determine whether the total price agreed upon for the Transaction is fair or not.

Description of the Transaction

A. Sale of the following assets by Banca Intesa to Crédit Agricole:
- a 100% equity shareholding in the share capital of Cariparma;
- a 76.05% equity shareholding in the share capital of Friuladria;
- a network of 193 bank branches ("**Branches**").

The total price to be paid for the above assets is 5,966.5 million euro, broken down as follows:
- 3,800.0 million euro for the equity shareholding in Cariparma;
- 836.5 million euro for the equity shareholding in Friuladria;
- 1,330.0 million euro for the Branches.

B. Amendments to the purchase agreement for CAAM SGR (formerly Nextra SGR) between Banca Intesa and Crédit Agricole, which the parties entered into on 24 October 2005; among other changes, these amendments would allow Banca Intesa to buy (and Crédit

Agricole to sell) a call/put option on Crédit Agricole's 65% equity shareholding in CAAM.

The strike price for these options will be the price that Crédit Agricole originally paid Banca Intesa to acquire CAAM (net of any share capital increases subscribed by Banca Intesa), adjusted to take into account the following factors:

I. Subtraction of the dividend paid to Crédit Agricole from the date the sale is executed to the date the option is exercised.

II. Interest accrued on the initial payment compounded at a rate of 9.0%

Information Received and Analyzed

We have received the following documents, data, analyses and information (the "Information"):

- o Establishment of the Termsheet for the agreement between Crédit Agricole and Banca Intesa;
- o 2004-2005 Financial Statements of CR Parma;
- o 2004-2005 Financial Statements of BP Friuladria;
- o Half Year Report of CR Parma for the period ended on 30.06.06;
- o Half Year Report of BP Friuladria for the period ended on 30.06.06;
- o Projections regarding the financial position and balance sheet figures of CR Parma, BP Friuladria, and the 193 branches for 2006-2009.

SANPAOLO IMI has also provided us with accounting data and valuations, as well as a series of projections and simulations of future operations, for CR Parma, BP Friuladria and the 193 Banca Intesa branches.

We have discussed relevant aspects of the above-mentioned documents with SANPAOLO IMI, which provided us with the documentation regarding the entities involved in the Transaction.

We have also discussed relevant aspects of the documentation we consulted (draft agreements) with the law firm Benessia Maccagno, the legal consultant of SANPAOLO IMI, and with Citigroup, the financial advisor of SANPAOLO IMI.

Stand-Alone Perspective: Drawing on a principle commonly applied to valuations of acquisitions, the valuations laid out below have been conducted under the assumption that each of the banks in question would operate independently (in other words, ignoring the impact of possible synergies or extraordinary costs related to the Transaction).

Valuation Methods Adopted

Based on the above considerations, and due the characteristics of the companies in question, the type of assets involved, and the markets in which they operate, the following valuation methods have been adopted for estimating the economic value of the Banks and Branches:

- o Dividend Discount Model ("**DDM**");
- o Comparable Company Valuation

- Linear Regression (or Value Map) Method
- Comparable Transaction Method

The last three methods function to control the results of the fundamental valuation based on the dividend discount model (DDM).

For the valuation of the financial terms of the CAAM *transaction, on the other hand,* we analyzed the price adjustment mechanism, assuming that the amount Crédit Agricole paid Banca Intesa for the company in the original transaction was fair.

We have not checked the veracity of any of the data or analyses provided to us.

Our opinion is consequently limited to examining the procedures adopted for correctness and the parameters used in the documents provided to us for adequacy, with the aim of reaching a conclusion regarding the fairness of the terms of the transaction as at 30 June 2006.

In the following section we set forth the methods applied and the results obtained thereby.

DDM

The dividend discount model, known in the specialist literature as the "Gordon-Shapiro model", is founded on the principle that the economic value of a company is equal to the sum of the current value of the cash flows that the company will distribute to its shareholders.
The dividend discount model calculates the value of a company as the sum of:

1. the current value of future cash flows available to the company's shareholders (equal to the cash flow from potentially distributable dividends) over a certain projection period and in line with capital levels considered adequate;
2. the company's terminal value (TV), i.e. the economic value of the company after the projection period (assuming that dividend flows continue to grow at a constant rate).

It is important to emphasize that the approach we have adopted does not take into account which profit distribution policies the company being valued will actually adopt.

The dividend discount method estimates the economic value of a company by applying the following formula:

$$EV = \sum_{t=1}^{n} \frac{Div_t}{(1+k_e)^t} + \frac{TV}{(1+k_e)^n}$$

with

$$TV = \frac{Div_n \times (1+g)}{(k_e - g)}$$

Where:

EV = the economic value of the company;

TV = terminal value, i.e. the value of the company in the year after the final year of the projection period for dividend flows;

Div_t = the potentially distributable dividend flow for year t of the projection period;

Div_n = the potentially distributable dividend flow at the end of the projection period (year n);

n = the number of years of the projection period for dividend flows;

k_e = the discount rate, equal to the company's cost of equity;

g = the growth rate of dividend flows after the projection period.

Application of DDM may be divided into the following phases:

A. Creation of a projection of potentially distributable dividend flows for a certain period of time;

B. Calculation of the discount rate (k_e) and the growth rate (g);

C. Calculation of the current value of dividend flows for the projection period and synthetic calculation of Terminal Value;

D. Development of alternative scenarios, sensitivity analyses of estimates based on variations in the discount rate and development rate;

A. Creation of a projection of potentially distributable dividend flows for the projection period.

For the purpose of this valuation, we have used 2006-2015 as the projection period for dividend flows; after 2015, the value of the Banks and the Branches has been synthetically calculated according to Terminal Value.

The projection of income statement and balance sheet figures for 2006 to 2009 is based on the Financial Plan drawn up by the company. For 2010 to 2015, we projected "inertial growth" values in line with the Banks' financial and operational profiles and the market's growth prospects.

We estimated potentially distributable dividend flows for 2006-2015 assuming that the Banks will maintain capital levels considered adequate to sustain their future development, defined as a Tier 1 capital ratio (Tier 1 assets to risk-adjusted assets) of 7%.

B. Calculation of the discount rate (k_e) and the growth rate (g).

The discount rate for dividend flows corresponds to the return that an investor would expect on alternative investments with a similar risk profile. It represents the expected return on the Banks' own risk capital (cost of equity).

In keeping with the valuation method applied, this rate was calculated by using the Capital Asset Pricing Model ("**CAPM**"). According to CAPM, cost of equity is calculated with the following formula:

$$K_e = r_f + \beta \times (r_m - r_f)$$

Where:

rf = the rate of return on a risk-free investment. Considering the time period in the case at hand, we used the benchmark return on Italian government securities with a ten-year maturity as the risk-free rate. **Rf used = 4.03%**

(rm – rf) = the additional return that an investor would expect on investment in the

stock market over the return on risk-free investments (the risk premium). This risk premium was estimated according to long-term historical data at 5.0%; recent research (Andrea Sironi, *La stima del costo del capitale e la creazione di valore nelle banche italiane*, Edibank) confirms that this figure is adequate;

β = the correlation coefficient between the actual return on the stock of the company in question and the overall return of the market (beta or β). Beta measures the volatility of a security compared to a portfolio representing the market. The **beta used was 1.13**, corresponding to the median value of the adjusted beta for a group formed from the main Italian banks over a period of 5 years, calculated on a weekly basis. This value seems adequate considering that the banks the constitute the object of the transaction are not listed.
Consequently, the cost of equity used in discounting was 9.7%.

The growth rate (g), which is necessary for the calculation of Terminal Value, was set to **2.5%** for both Banks in line with expectations regarding inflation in Europe in the medium-to-long term.

C. Calculation of the current value of dividend flows for the projection period and synthetic calculation of Terminal Value

The projected dividend flows for 2006-2015 were discounted using the cost of equity as calculated above as the discount rate.

Terminal Value was calculated by applying the formula for income increasing at the rate (g) in perpetuity to the potentially distributable dividend flow at the end of the projection period.

D. Sensitivity Analysis

The valuation obtained by applying DDM was run through a number of sensitivity analyses in order to assess the impact that changes in assumptions regarding the cost of equity (ke) and the growth rate (g) would have on the valuation.

The following values emerged from the valuation process:

Upper Bound of the Range

€m	Value	PE07	PE08	P / Adj.Equ. 1H06	P / Branches	Goodwill / Branches
Cariparma	3,655	14.9x	13.4x	3.46x	11.8	NA
Friuladria @ 100%	978	15.2x	14.1x	2.09x	6.6	NA
Friuladria @ 76.05%	744					
Branches	1,607	14.4x	13.9x	4.38x	8.3	6.7
Total @ Friuladria 100%	6,240	14.8x	13.6x	3.30x	9.6	
Total @ Friuladria 76.05%	6,006					

Lower Bound of the Range

€ m	Value	PE07	PE08	P / Adj. Equ. 1H06	P / Branches	Goodwill/ / Branches
Cariparma	**3,297**	13.5x	12.1x	3.12x	10.6	NA
Friuladria @ 100%	895	14.0x	12.9x	1.91x	6.0	NA
Friuladria @ 76.05%	**681**					
Branches	**1,461**	13.1x	12.7x	3.98x	7.6	5.9
Total @ Friuladria 100%	5,653	**13.4x**	**12.4x**	**2.99x**	**8.7**	
Total @ Friuladria 76.05%	**5,439**					

Market Multiple Method for Comparable Listed Companies

The market multiple method is based on an analysis of the prices at which a sample of comparable companies to the company being valued trade on the stock market. This method is founded on the general assumption that in an efficient market free of speculative influences, the price at which a company's shares trade reflects the market's expectations about the rate at which its earnings will grow and the level of risk associated with it.

Application of Market Multiple Method may be divided into the following phases:

A. Selection of the sample to be used;

B. Determination of the time period for the analysis;

C. Identification of fundamental ratios ("multiples") that are held to be significant and representative of the company being valued;

D. Determination of the relevant prospective parameters for the companies in the sample and calculation of multiples;

E. Identification of the multiple range and its application to the company being valued, resulting in a range of values for the company.

The degree of accuracy of this valuation method depends on how well it is adapted to fit the specific case at hand. The most relevant aspects of the analysis of the case at hand are illustrated below.

A. Selection of the sample to be used

Given the nature of this model, it is of critical importance that the companies in the sample are similar in nature to the company being valued. The usefulness of the results is closely tied to the comparability of the sample. Given that in practice it is impossible to find companies that are similar in all aspects, it is common practice to decide which traits are most significant for constructing the comparative sample, and to select comparable companies according to pre-established criteria.

The stock of the companies in the sample must also be highly liquid, and companies that could be affected by special contingencies should not be included.

For the purpose of this analysis, we selected a sample of Italian companies, including Italian banks, which operate on a national or multi-regional level.

	Mkt. Cap. €m	P/E 07	P/E 08	P /Adj. Equ. 1H06 (1)
CAP	17,421	12.4x	10.7x	2.44x
MPS	14,651	13.5x	11.8x	2.23x
BPVN	8,445	11.8x	10.4x	2.25x
BPU	7,595	12.1x	10.8x	2.18x
BL	6,047	20.0x	17.9x	3.20x
BPM	4,574	12.7x	10.7x	1.84x
CRF	3,355	17.4x	15.2x	2.85x
CRE	3,154	12.9x	11.9x	2.77x

Note: (1) For Credito Emiliano the adjusted net shareholders' equity refers to that at 1Q06

B. Determination of the time period for the analysis.

In calculating the stock market value of the companies included in the sample, we used the last price available on 6 October 2006.

C. Identification of fundamental ratios held to be significant.

For each of the companies indicated above, we calculated a series of ratios considered significant to the analysis according to the following criterion. The choice of ratios was based on the banking sector's distinctive characteristics and market practice, which attributes particular significance to the following ratios:

- Price/Prospective Earnings Ratio ("**P/E**");
- Price/Adjusted Net Book Value Ratio ("**P/B**");

The P/B ratio was calculated by adjusting the estimated net equity as at 30 December 2006 of the companies in the sample to account for a series of captions, the most important of which was the deduction of intangible assets.

D. Determination of the level of prospective earnings for the companies in the sample.

The estimates provided by Multex, which are the product of the consensus reached by financial analysts ("**Consensus**"), were used for expected earnings of the companies in the sample for 2006, 2007 and 2008.

E. Determination of the range of application for the above ratios.

The weight to be given of the resulting fundamental ratios and the choice of the range to apply to the company being valued are based on considerations regarding the significance of the multiples thus obtained and the characteristics of the income statement and balance sheet figures of the company being valued.

The following values emerged from the valuation process:

	P/E 07	P/E 08	P / Adj. Equ. 1H06
Min	11.8x	10.4x	1.84x
Median	**12.8x**	**11.3x**	**2.34x**
Mean	14.1x	12.4x	2.47x
Max	20.0x	17.9x	3.20x

Implicit valuation €m

Cariparma	3,126	**3,083**	2,470
Friuladria @ 100%	819	786	1,095
Friuladria @ 76.05%	623	**598**	833
Branches	1,422	**1,306**	859
Total	5,171	**4,987**	**4,162**

Linear Regression (or Value Map) Method

The Linear Regression Method is often used for company valuation. It estimates the value of the economic capital of a company based on the correlation between the prospective earning power of the company's own capital and the relative premium (or discount) between the prices at which the company's stock trades and its adjusted net equity.

This ratio may be represented by a statistical regression of earning power data (the expected Return on Average Equity or "ROE"), and the ratio between market capitalization and adjusted net equity for a significant sample of comparable companies.

Once the parameters of the ratio have been calculated, if they are determined to be statistically significant, they may be applied to the prospective ROE and adjusted net equity of the company being valued in order to determine the theoretical market value based on the resulting ratio.

Application of the Linear Regression Method may be divided into the following phases:

1. Selection of the sample to be used;
2. Determination of prospective ROE and the current P/B ratio of the companies in the sample for the time period of analysis;
3. Calculation of the regression line for the ROE and the P/B ratio; if statistically significant, the parameters of the statistical regression are applied to determine the theoretical economic value that may be attributed to the company being valued.

As in the case of Market Multiple Method, we used a sample of listed Italian banks in order to reflect the characteristics of SPIMI and Banca Intesa.

	P / Adj. Equ. 1H06 (1)	ROAE 08 Adj.
CAP	2.44x	18.5%
MPS	2.23x	16.3%
BPVN	2.25x	17.8%
BPU	2.18x	16.6%
BL	3.20x	18.1%
BPM	1.84x	14.7%
CRF	2.85x	15.6%
CRE	2.77x	17.6%

The economic value of the Banks was determined by taking into account the linear regression calculated according to the following formula:

P/B = i + c*ROE

Where:

P/B = the multiple to be applied to the P/B ratio of the company being valued in order to determine the value of its economic capital

i = the intercept of the regression line that interpolates the data being observed

c = the angular coefficient of the regression line

ROE = the ROE of the company being valued

The ratio obtained from this formula is all the more satisfactory in terms of the model's adequacy since the index R2, which measures the scattering of the points around the line, is close to 100%.

Valuation according to the linear regression method, which presents a rather low R2 value, leads to the following results:


y = 0.014x + 0.134
R² = 0.224
CAP
BPVN
BL
CRE
BPU
MPS
CRF
BPM
P / NAV rett. 1H06
19.0%
18.0%
17.0%
16.0%
15.0%
14.0%
1.50x
1.75x
2.00x
2.25x
2.50x
2.75x
3.00x
3.25x
3.50x
ROAE 08

	ROAE 08	Adj. Equ. 1H06	P/Adj. Equ.	Value € m
Cariparma	18.5%	1,055.5	2.72x	2,867
Friuladria @ 76.05%	13.3%	355.9	1.91x	681
Branches	22.1%	366.8	3.28x	1,203
Total				4,751

Comparable Transaction Method

The Comparable Transaction Method is based on the analysis of prices paid in acquisitions held to be similar to the Transaction.

To establish the reference sample of comparable transactions for the valuation of CR Parma and BP Friuladria, we considered more than 25 acquisitions that took place in Italy from 1996 to the present day, which we selected according to the following criteria:

- o Transfer of control
- o Comparable size
- o Comparable operations

To establish the reference sample of comparable transactions for the valuation of the bank branches, we considered more than 15 acquisitions of bank branches that took place in Italy from 1996 to the present day.

Based on the same approach applied in the Comparable Company Method, we established parameters considered relevant to the calculation of multiples to be applied to the Banks and Branches:

- o For the banks: the price to book ratio (P/B) and the ratio of price to the number of branches
- o For the branches: the ratio of goodwill to the number of branches and the ratio of goodwill to direct and indirect deposits

The following values emerged from the valuation process:

M&A Multiples since 1996

	Branches	Adj. Equity 05	Adj. Equity 1H06	Multiples P/B	Multiples Branches	Implicit Valuation Branches	Implicit Valuation Adj. Equ. 05	Implicit Valuation Adj. Equ. 1H06
Friuladria @ 100%	149	482	468	2.8	8.3	1,243	1,333	1,294
Friuladria @ 76.05%						945	1,014	984
CR Parma	310	923	1,055	2.8	8.3	2,586	2,551	2,918

In €m	Branches	Adj. Equity 05	Adj. Equity 1H06	Multiples Goodwill / Branches	Implicit Valuation	of which goodwill
Branches	193	319	367	2.4	837	470
Branches	193			2.5	842	475

	Direct Deposits	Multiples Goodwill / Deposits	Implicit Valuation	of which goodwill
Branches	7,796	27%	2,448	2,081

TOTAL €m	
	4,368
	5,979

CAAM SGR

As mentioned above, the strike price for the call/put option on CAAM is based on the price Crédit Agricole originally paid for the company. The Termsheet we analyzed confirms that the acquisition regards the sum total of the assets and liabilities corresponding to the original transaction. An assessment of the fairness of the original transaction lies beyond the scope of this document, which instead proposes to make some observations relating to the adjustment mechanism:

I. Subtraction of the dividend paid to Crédit Agricole from the date the sale is executed to the date the option is exercised

II. Interest accrued on the initial payment compounded at a rate of 9.0%

This mechanism is deemed to be fair. The interest rate is located at the upper end of the applicable range, which is bounded by the financial rate of return on an investment and the rate that accounts for the opportunity cost of the investment made by Crédit Agricole, which must be calculated according to the cost of equity formula.

Conclusions

Based on the above methods, we determined the following price range for the sum total of the assets involved in the transaction:


DDM
5,439
6,006
Sale price
Comparable companies
4,162
5,171
Linear regression
4,751
Comparable transactions
4,368
5,979
3,000
3,500
4,000
4,500
5,000
5,500
6,000
6,500
7,000
7,500
8,000
€m

Based on the documents we consulted and discussed with your company and your legal and financial consultants, and based on the above considerations, we may express our opinion of the economic conditions of the Transaction.

These conditions, should the prices finally agreed upon correspond with those indicated in the description of the Transaction, may be considered fair and corresponding with the economic value of the assets involved in the Transaction.

The total price that has been agreed upon is located within the range of fair prices resulting from the application of the analytical valuation method and near the upper boundary of the estimate resulting from the comparison with similar transactions, and is above the results of the other synthetic comparison methods, which, as indicated in the report, are less significant.

This opinion is provided without any liability on our part regarding the information that was supplied to us, which we have assumed to be accurate and complete for the purpose of the task assigned to us.

We thank you for your patronage, and remain,

Yours sincerely,

Prof. Enrico Filippi

Prof. Carlo Pasteris

File No. 82-35020

RECEIVED
2006 NOV 27 P 1:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORTS OF THE INDEPENDENT AUDITORS RECONTA ERNST & YOUNG S.P.A. CONCERNING THE EXAMINATION OF THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS OF COMPANIES INVOLVED IN THE MERGER

ERNST & YOUNG

Reconta Ernst & Young S.p.A.

Banca Intesa S.p.A.

CONSOLIDATED PRO-FORMA STATEMENTS
as of and for the year ended December 31, 2005 and
as of and for the six months ended June 30, 2006

INDEPENDENT AUDITORS' REPORT ON THE EXAMINATION OF THE
CONSOLIDATED PRO-FORMA STATEMENTS

ERNST & YOUNG

Reconta Ernst & Young S.p.A.

INDEPENDENT AUDITORS' REPORT ON THE EXAMINATION OF THE CONSOLIDATED PRO-FORMA STATEMENTS
(Translation from the original Italian text)

The European Commission's Regulation on Prospectuses n° 809/2004A, adopted by Consob in Italy under Article n° 70 of Regulation n° 11971, for the preparation of the information memorandum (the "Informational Document") in connection with significant mergers, acquisitions or disposals by Italian listed companies requires that, when unaudited pro-forma financial information are presented, the Informational Document contain "a report prepared by the independent auditors stating that in their opinion the unaudited pro-forma financial information has been properly compiled on the basis stated and that basis is consistent with the accounting policies of the Italian listed company". Consob in Italy requires that the independent auditors' report be prepared in accordance with Consob Rule n° DEM/1061609 of August 9, 2001.

Accordingly, an independent auditors' report on the examination of the unaudited pro-forma financial information was issued by the independent auditors of Banca Intesa S.p.A., in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., for the sole purpose of the above mentioned Italian regulation. Such report forms part of the Informational Document for the merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A..

The following is the English language translation of the original Italian independent auditors' report on the examination of the unaudited pro-forma financial information of Banca Intesa S.p.A. under the above mentioned Italian regulation, in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., and cannot be used for any other purpose.

To the Board of Directors of
Banca Intesa S.p.A.

1. We examined the statements consisting of pro-forma consolidated balance sheet and income statement (the "Consolidated Pro-forma Statements"), accompanied by the explanatory notes, of Banca Intesa S.p.A. as of and for the year ended December 31, 2005.

   Such Consolidated Pro-forma Statements derive from the historical financial information related to:

   - the consolidated financial statements of Banca Intesa S.p.A. as of and for the year ended December 31, 2005 prepared in accordance with International Financial Reporting Standard ("IFRS") as adopted by the European Union;

   - the consolidated financial statements of Sanpaolo IMI S.p.A. as of and for the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the European Union;

   - the financial statements of Cassa di Risparmio di Parma e Piacenza S.p.A. as of and for the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the European Union;

- the financial statements of Banca Popolare FriulAdria S.p.A. as of and for the the year ended December 31, 2005 prepared in accordance with IFRS as adopted by the European Union;

- the management accounts related to 193 branches of Banca Intesa S.p.A. (the "Branches") as of and for the year ended December 31, 2005, prepared for the inclusion in the Consolidated Pro-forma Statements,

and from the pro-forma adjustments applied to such financial information and examined by us.

The consolidated financial statements of Banca Intesa S.p.A. as of and for the year ended December 31, 2005 have been audited by us and we have issued our auditors' report on April 3, 2006. The consolidated financial statements of Sanpaolo IMI S.p.A. as of and for the year ended December 31, 2005 have been audited by other auditors who have issued the auditors' report on April 11, 2006. The financial statements of Cassa di Risparmio di Parma e Piacenza S.p.A. as of and for the year ended December 31, 2005 have been audited by us and we have issued our auditors' report on March 22, 2006. The financial statements of Banca Popolare FriulAdria S.p.A. as of and for the year ended December 31, 2005 have been audited by us and we have issued our auditors' report on March 13, 2006.

The Consolidated Pro-forma Statements have been prepared on the basis of the assumptions described in the explanatory notes to reflect retroactively the effects of the transactions performed by Banca Intesa S.p.A. and detailed below:

i) the merger of Sanpaolo Imi S.P.A. into Banca Intesa S.p.A. approved by the Boards of Directors on October 12, 2006;

ii) the disposal, following the implementation of the agreement signed on October 11, 2006 by Banca Intesa S.p.A. and Crédit Agricole S.A., of:
   - the entire interest of Banca Intesa S.p.A. in Cassa di Risparmio di Parma e Piacenza S.p.A. (representing 100% of the share capital);
   - the entire interest of Banca Intesa S.p.A. in Banca Popolare FriulAdria S.p.A. (representing 76.05% of the share capital);
   - the Branches.

2. The Consolidated Pro-forma Statements, accompanied by the explanatory notes, as of and for the year ended December 31, 2005 have been prepared as required by Article 70 of CONSOB Regulation no. 11971 and subsequent modifications and integrations, in application of Law Decree n. 58/98 concerning the regulations governing listed companies.

The scope of the preparation of the Consolidated Pro-forma Statements is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the above mentioned transactions on the consolidated economic trend and on the consolidated balance sheet of Banca Intesa S.p.A., as if such transactions virtually occurred on December

31, 2005 and, with respect to the economic effects only, at the beginning of the year 2005. However, it should be noted that if the transactions had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

The Consolidated Pro-forma Statements are the reponsability of Banca Intesa S.p.A. management. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the management for the preparation of the Consolidated Pro-forma Statements and on the correctness of the methodology utilized in preparing such data. In addition, it is our responsibility to express an opinion on the correctness of the valuation criteria and of the accounting principles applied.

3. Our examination has been made in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data and applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4. In our opinion, the assumptions adopted by Banca Intesa S.p.A. for the preparation of the Consolidated Pro-forma Statements as of and for the year ended December 31, 2005, accompanied by the explanatory notes, to reflect retroactively the transactions described under paragraph 1 above, are reasonable and the methodology utilized for the preparation of the above mentioned financial information has been properly applied for the information purposes described above. In addition, we believe that the valuation criteria and the accounting principles have been properly applied for the preparation of such data.

Milan, November 9, 2006

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona, Partner

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Milano

INDEPENDENT AUDITORS' REPORT ON THE EXAMINATION OF THE CONSOLIDATED PRO-FORMA STATEMENTS
(Translation from the original Italian text)

The European Commission's Regulation on Prospectuses n° 809/2004A, adopted by Consob in Italy under Article n° 70 of Regulation n° 11971, for the preparation of the information memorandum (the "Informational Document") in connection with significant mergers, acquisitions or disposals by Italian listed companies requires that, when unaudited pro-forma financial information are presented, the Informational Document contain "a report prepared by the independent auditors stating that in their opinion the unaudited pro-forma financial information has been properly compiled on the basis stated and that basis is consistent with the accounting policies of the Italian listed company". Consob in Italy requires that the independent auditors' report be prepared in accordance with Consob Rule n° DEM/1061609 of August 9, 2001.

Accordingly, an independent auditors' report on the examination of the unaudited pro-forma financial information was issued by the independent auditors of Banca Intesa S.p.A., in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., for the sole purpose of the above mentioned Italian regulation. Such report forms part of the Informational Document for the merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A..

The following is the English language translation of the original Italian independent auditors' report on the examination of the unaudited pro-forma financial information of Banca Intesa S.p.A. under the above mentioned Italian regulation, in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., and cannot be used for any other purpose.

To the Board of Directors of
Banca Intesa S.p.A.

1. We examined the statements consisting of pro-forma consolidated balance sheet and income statement (the "Consolidated Pro-forma Statements"), accompanied by the explanatory notes, of Banca Intesa S.p.A. as of and for the six months ended June 30, 2006.

   Such Consolidated Pro-forma Statements derive from the historical financial information related to:

   - the interim consolidated financial statements included in the Consolidated Report of Banca Intesa S.p.A. as of and for the six months ended June 30, 2006 prepared pursuant the IAS 34 and the criteria for the preparation of the Six Months Management Report required by Article 81 of Consob Regulation as adopted in its Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations (the "Accounting Principles applied to Interim Consolidated Report");

   - the interim consolidated financial statements included in the Consolidated Report of Sanpaolo IMI S.p.A. as of and for the six months ended June 30, 2006 prepared pursuant the Accounting Principles applied to Interim Consolidated Report;

- the interim financial statements included in the Interim Report of Cassa di Risparmio di Parma e Piacenza S.p.A. as of and for the six months ended June 30, 2006 prepared pursuant the IAS 34;

- the interim financial statements included in the Interim Report of Banca Popolare FriulAdria S.p.A. as of and for the six months ended June 30, 2006 prepared pursuant the IAS 34;

- the management accounts related to 193 branches of Banca Intesa S.p.A. (the "Branches") as of and for the six months ended June 30, 2006, prepared for the inclusion in the Consolidated Pro-forma,

and from the pro-forma adjustments applied to such financial information and examined by us.

The interim consolidated financial statements of Banca Intesa S.p.A. as of and for the six months ended June 30, 2006 have been reviewed by us and we have issued our review report on September 27, 2006. The interim consolidated financial statements of Sanpaolo IMI S.p.A. as of and for the six months ended June 30, 2006 have been reviewed by other auditors who have issued the review report on September 25, 2006. The interim financial statements of Cassa di Risparmio di Parma e Piacenza S.p.A. as of and for the six months ended June 30, 2006 have been reviewed by us and we have issued our review report on September 25, 2006. The interim financial statements of Banca Popolare FriulAdria S.p.A. as of and for the six months ended June 30, 2006 have been reviewed by us and we have issued our review report on September 4, 2006.

The review consisted mainly of obtaining information with respect to the accounts included in the interim financial statements and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such interim financial statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, the auditors have not expressed an audit opinion on the above mentioned interim financial statements as they do in connection with reporting on our full scope audit of the annual financial statements.

The Consolidated Pro-forma Statements have been prepared on the basis of the assumptions described in the explanatory notes to reflect retroactively the effects of the transactions performed by Banca Intesa S.p.A. and detailed below:

i) the merger of Sanpaolo Imi S.P.A. with and into Banca Intesa S.p.A. approved by the Boards of Directors on October 12, 2006;

ii) the disposal, following the implementation of the agreement signed on October 11, 2006 by Banca Intesa S.p.A. and Crédit Agricole, of:
   - the entire interest of Banca Intesa S.p.A. in Cassa di Risparmio di Parma e Piacenza S.p.A. (representing 100% of the share capital);
   - the entire interest of Banca Intesa S.p.A. in Banca Popolare FriulAdria S.p.A. (representing 76.05% of the share capital);
   - the Branches.

2. The Consolidated Pro-forma Statements, accompanied by the explanatory notes, as of and for the six months ended June 30, 2006 have been prepared as required by Article 70 of CONSOB Regulation no. 11971 and subsequent modifications and integrations, in application of Law Decree n. 58/98 concerning the regulations governing listed companies.

   The scope of the preparation of the Consolidated Pro-forma Statements is to present, in accordance with valuation criteria consistent with the historical financial data and with the applicable regulations, the effects of the above mentioned transactions on the consolidated economic trend and on the consolidated balance sheet of Banca Intesa S.p.A., as if such transactions virtually occurred on June 30, 2006 and, with respect to the economic effects only, at the beginning of the year 2006. However, it should be noted that if the transactions had actually occurred on such dates, the results that are presented therein would not be necessarily obtained.

   The Consolidated Pro-forma Statements are the reponsability of Banca Intesa S.p.A. management. Our responsibility is to express an opinion on the reasonableness of the assumptions adopted by the management for the preparation of the Consolidated Pro-forma Statements and on the correctness of the methodology utilized in preparing such data. In addition, it is our responsibility to express an opinion on the correctness of the valuation criteria and of the accounting principles applied.

3. Our examination has been made in accordance with the criteria recommended by CONSOB in its Recommendation n. DEM/1061609 of August 9, 2001 for the examination of the pro-forma data and applying the procedures we deemed necessary in the circumstances with respect to the engagement received.

4. Based on the work performed, nothing came to our attention that caused us to believe that the assumptions adopted by Banca Intesa S.p.A. for the preparation of the Consolidated Pro-forma Statements as of and for the six months ended June 30, 2006, accompanied by the explanatory notes, to reflect retroactively the transactions, described under paragraph 1 above, are not reasonable and that the methodology utilized for the preparation of the above mentioned financial information has not been properly applied for the information purposes described above. In addition, nothing came to our attention that caused us to believe that the valuation criteria and the accounting principles have not been properly applied for the preparation of such data.

Milan, November 9, 2006

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona, Partner

RECEIVED
2006 NOV 27 P 1:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT OF THE INDEPENDENT AUDITORS
[illegible] ERNST & YOUNG S.A.
ON FORWARD-LOOKING STATEMENTS

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

Banca Intesa S.p.A.

TARGET FINANCIAL INFORMATION INCLUDED IN THE INFORMATIONAL DOCUMENT RELATED TO THE MERGER OF SANPAOLO IMI S.p.A. INTO BANCA INTESA S.p.A.

November 2006

INDEPENDENT AUDITORS' REPORT
ON TARGET FINANCIAL INFORMATION
(Translation from the original Italian text)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
[illegible]

INDEPENDENT AUDITORS' REPORT
ON TARGET FINANCIAL INFORMATION
(Translation from the original Italian text)

The European Commission's Regulation on Prospectuses n° 809/2004A, adopted by Consob in Italy under Article n° 70 of Regulation 11971, for the preparation of the information memorandum (the "Informational Document") in connection with significant mergers, acquisitions or disposals by Italian listed companies requires that, when forecasts or estimates are presented, the Informational Document contain "a report prepared by the independent auditors stating that in their opinion the forecast or estimate has been properly compiled on the basis stated and that the basis of accounting used for the profit forecast or estimate is consistent with the accounting policies of the Italian listed company". Consob in Italy requires that the independent auditors' report be prepared in accordance with International Standard on Assurance Engagements (ISAE) 3400 "The Examination of Prospective Financial Information" issued by IFAC - International Federation of Accountants, which is not a professional standard issued or approved by the Public Company Accounting Oversight Board.

Accordingly, an independent auditors' report on the examination of the combined target financial information was issued by the independent auditors of Banca Intesa S.p.A., in connection with the proposed merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., for the sole purpose of the above mentioned Italian regulation. Such report, which forms part of the Informational Document for the merger of Sanpaolo IMI S.p.A. into Banca Intesa S.p.A., cannot be used for any other purpose.

The following is the English language translation of the original Italian report on the examination of the combined target financial information issued by the independent auditors' of Banca Intesa S.p.A.. As described in the report, the examination of the target financial information of Sanpaolo IMI S.p.A., which represents a significant portion of the combined target financial information, have been examined by the independent auditors of Sanpaolo IMI S.p.A., who have furnished their report to the independent auditors of Banca Intesa S.p.A..

To the Board of Directors of
Banca Intesa S.p.A.

1. We examined the target financial information of Banca Intesa S.p.A. ("Banca Intesa") related to the banking group resulting from the merger (the "Merger") of Sanpaolo IMI S.p.A. ("Sanpaolo") into Banca Intesa (the "New Group") consisting of the combined operating income of approximately 13.4 billion euro and the combined net income of approximately 7 billion euro for the year ending December 31, 2009 (together the "Target Financial Information"), included in Chapter 3.1 of the informational document related to the Merger (the "Informational Document"), together with the assumptions and the facts on which the Target Financial Information is based. The Target Financial Information and the related assumptions and facts set forth in the Informational Document are the responsibility of Banca Intesa's management.

2. We have examined the Target Financial Information in accordance with International Standard on Assurance Engagements (ISAE) 3400 "The Examination of Prospective Financial Information" issued by IFAC - International Federation of Accountants.

Reconta Ernst & Young S.p.A.
[illegible]

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

The target financial information of the Sanpaolo IMI Group for the year ending December 31, 2009, which represent approximately 50% and 48%, respectively, of the combined operating income and the combined net income before Synergies and Integration Costs of the New Group, have been examined by other auditors, who issued their report on November 13, 2006 for the sole purpose of the issue of this report.

3. As described in the Informational Document, Banca Intesa expects to prepare the New Group's business plan within the first half of the year 2007 after the completion of the Merger and the assignment of the main managerial functions. To date, Banca Intesa's management has prepared certain estimates through the end of 2009, to quantify the Target Financial Information of the New Group on the basis of the following methodology:

   (a) use of Banca Intesa's business plan (for the years 2005-2007) and Sanpaolo's business plan (for the years 2006-2008) approved by the respective Boards of Directors and adjusted on the basis of the historical results achieved to date (the "Adjusted Business Plans");
   (b) estimate, following the implementation of the agreement signed on October 11, 2006 by Banca Intesa S.p.A. and Crédit Agricole S.A., of the economic and financial projections of the businesses sold, that are to be excluded in preparing the Target Financial Information (the "Projections of the Disposal");
   (c) estimate of the inertial economic and financial projection through 2009 of the Adjusted Business Plans and combination of such plans excluding the Projections of the Disposal (the "Inertial Projections");
   (d) estimate of the sinergies with respect to revenues and costs through 2009 deriving from the Merger (the "Synergies");
   (e) estimate of the integration costs following the Merger to be incurred to achieve the Synergies (the "Integration Costs").

The projections and the estimates described under points (c), (d) and (e) above were prepared by senior management without involving the persons responsible for the actions to be taken to achieve the Target Financial Information.

The Target Financial Information, as described above, are presented on a combined basis, and do not include depreciation and amortization on the purchase price allocation to property, plant equipment and to intangible assets with definite useful life, if any, deriving from the accounting of the Merger.

4. The estimates through the end of 2009 used to quantify the Target Financial Information of the New Group have been prepared using a set of assumptions about future events and actions that include, *inter alia*, hypothetical assumptions about future events and management's actions that are not necessarily expected to occur, such as the Inertial Projections reported under point (c) of paragraph 3. above, that are based on hypothetical assumptions outside the influence of management, and the Synergies and the Integration Costs reported under points

(d) and (e) of paragraph 3. above, that are based on hypothetical assumptions under partial influence of management.

5. Based on our examination of the evidence supporting the assumptions and the facts used to quantify the Target Financial Information included in Chapter 3.1 of the Informational Document and the report of the other auditors, nothing has come to our attention which causes us to believe, to date, that these assumptions and the facts described under points (a) and (b) of paragraph 3. above, do not provide a reasonable basis to quantify the Target Financial Information, whose achievement is subject to the occurrence of the hypothetical assumptions about future events and management's actions, described in paragraph 4. above. Further, in our opinion the Target Financial Information is properly prepared on the basis of the assumptions and is presented in accordance with accounting principles consistent with those applied by Banca Intesa and Sanpaolo in the preparation of the consolidated financial statements at December 31, 2005, which are prepared in accordance with International Financial Reporting Standards as adopted by the European Union.

6. However, it should be noted that due to the uncertainties of the occurrence of future events, with respect to the realization of the event and its quantification and time of occurrence, actual results are likely to be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material, even if the events anticipated under the hypothetical assumptions described under paragraph 4. above occur.

7. This report has been prepared as required by Article 70 of CONSOB Regulation no. 11971 and subsequent modifications and integrations to be included in the Informational Document, prepared by Banca Intesa for the Merger in Italy, under the same regulation, and cannot be used for other purposes.

8. We have no responsibility to update this letter for events and circumstances occurring after November 14, 2006.

Milan, November 14, 2006

Reconta Ernst & Young S.p.A.
Signed by: Guido Celona (partner)

File No. 82-35020

Banca Intesa

Ordinary Shareholders' Meeting of 30th November – 1st December 2006

Lists of candidates for the appointment to the Supervisory Board for the financial years 2007-2008-2009

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

List of candidates for the appointment to the Supervisory Board of Intesa Sanpaolo S.p.A. presented by Fondazione Cariplo

		Enrolment with the Register of Auditors and practice in the legal audit of accounts	Independence requirements as set forth by the Corporate Governance Code
1.	Bazoli Giovanni		
2.	Ponzellini Gianluca	X	X
3.	Bernheim Antoine		
4.	Barel di Sant'Albano Carlo		
5.	Bussolotto Pio		
6.	Costa Giovanni		X
7.	Dalla Sega Franco	X	X
8.	Ferrero Gianluca	X	X
9.	Ferro Angelo	X	X
10.	Garibaldi Pietro		X
11.	Gianni Fabrizio	X	X
12.	Iozzo Alfonso		
13.	Lubatti Giulio	X	X
14.	Pavarani Eugenio	X	X
15.	Sacchi Morsiani Gianguido		X
16.	Targetti Ferdinando		X
17.	Torio Livio	X	X
18.	Zich Rodolfo		X

SUMMARY OF THE CURRICULA OF THE CANDIDATES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF INTESA SANPAOLO S.P.A. PRESENTED BY FONDAZIONE CARIPLO

Giovanni Bazoli (Brescia, 1932) Lawyer and University Professor, he taught Administrative law, Institutions of public law and Public law of economics at Università Cattolica in Milano. He is Chairman of Banca Intesa, which he guided uninterruptedly from 1982 (year of establishment of Nuovo Banco Ambrosiano S.p.A.) to date. He is also Chairman of Fondazione Giorgio Cini di Venezia and Mittel S.p.A., Deputy Chairman of Banca Lombarda and of Editrice La Scuola di Brescia. Member of the Board of Directors of Banco di Brescia, of Alleanza Assicurazioni, of FAI and Biblioteca Ambrosiana, Member of the Executive Committee of the Italian Bankers' Association.
He received a degree "honoris causa" from Università di Macerata and from Università di Udine. Knighted for Services to Industry "Cavaliere del Lavoro" and "Cavaliere di Gran Croce" in Italy and "Officier de la Légion d'Honneur" in France.

Gianluca Ponzellini (Varese, 1947), enrolled with the Order of Accountants of Varese from 1976 and, from 1995, with the National Register of Auditors, as well as with the Register of Technical Consultants at the Court of Varese. From 1980 he exercises independently the activity of chartered accountant and is partner and Chairman of the independent auditing firm "Metodo S.r.l."; and is current member of the control boards of certain national and international companies among which: Autogrill S.p.A., De' Longhi S.p.A., Schema 28 S.p.A., Banca Caboto S.p.A. and ECS International Italia S.p.A.
From 1998 he is Chairman of the Board of Statutory Auditors of Banca Intesa S.p.A.

Antoine Bernheim (Paris, 1924), degree in Law, he received a post lauream specialisation in civil and public law. From 1967 to 2000 he was Senior Partner of Lazard Frères & Cie and from March 2000 to May 2005 associate of Lazard LLC; from 1972 to 1977 he was Chairman of the company La France; from 1981 to 1991 Chairman and Managing Director of Euromarchè; from 1988 to 2001 Deputy Chairman of Mediobanca. From 2002 he is Chairman of the Board of Directors of Assicurazioni Generali where he held various posts since 1973. Currently he is Deputy Chairman of Luis Vuitton Moët Hennessy and Bollorè. He was elevated to the rank of "Grand Officier de la Légion d'Honneur in France and "Grande Ufficiale dell'Ordine al Merito" of the President of the Italian Republic.

Carlo Barel di Sant'Albano (Turin, 1964), after the Bachelor of Arts in International Relations at Brown University, he received an MBA from Harvard Business School. After the first work experiences at Drexel Burnham Lambert, he continued his career in finance, in particular working in investment banking in Latin America at Bear Stearns & Co. He finally joined the M&A Department at Credit Suisse First Boston in New York, where in 2004, he became Chief Operating Officer for M&A for Europe. From February 2006 he is Managing Director and General Manager of IFIL Investments S.p.A.

Pio Bussolotto (Vicenza, 1936), Managing Director of Sanpaolo IMI from 2002 to 2004, he held the same post in Cardine Banca S.p.A., in Cassa di Risparmio di Padova e Rovigo and in Casse Venete Banca. In Sanpaolo IMI he is Member of the Board of Directors and from 2004 to date he serves on the Executive Committee. In 2001 he was appointed member of the Board of Directors of the National Interbank Deposit Guarantee Fund. In the past he held the

post of Member of the Board of Directors of Camera di Commercio Industria Artigianato e Agricoltura of Padova and of Mediovenezie Banca S.p.A.

Giovanni Costa (Feltre, 1942), Full Professor of Organisation and Corporate Strategy at the Faculty of Economics of Università di Padova where is also Chairman of the Specialisation Course in Economics and corporate management. Formerly lecturer at Ca' Foscari, Sda-Bocconi and, as visiting professor, at Essec in Paris, he was Deputy Rector at Università di Padova. He was member of the Scientific Committee of Entreprise et Personnel in Paris and of the Scientific and Technological Park "Galileo Galilei" in Padova as well as Member of the Association Française pour la Gestion des Ressources Humaines. He is also Member of the General Council of Fondazione Cassa di Risparmio di Padova e Rovigo as well as of the Board of Directors of Sanpaolo IMI Fondi Chiusi Sgr and of Veneto Nanotech.

Franco Dalla Sega (Trento, 1960), Associate Professor of Business Administration at Università Cattolica in Milano, enrolled with the Order of Accountants of Milan and with the National Register of Auditors as well as with the Register of Technical Consultants at the Milan Court. He is Member of the Board of Statutory Auditors of companies within important groups (Gruppo Intesa, Gruppo Beni Stabili, Gruppo Mittel and Gruppo Ras), and in many of these he is Chairman of the Board of Statutory Auditors. Statutory Auditor of Banca Intesa from 1999.

Gianluca Ferrero (Turin, 1963), enrolled with the Order of Accountants of Turin from June 1989 as well as, from 1995, with the National Register of Auditors and with the Register of Technical Consultants at the Court of Turin. Member of the Board of Directors of Banca del Piemonte S.p.A. and, among his various appointments, he is Chairman of the Board of Statutory Auditors of Ifi S.p.A., Luigi Lavazza S.p.A., RCS Produzioni; he is also Statutory Auditor in numerous companies in Turin. From 2005 he is Statutory Auditor of Sanpaolo IMI S.p.A.

Angelo Ferro (Padua, 1937), Professor of International Economic Policy and Industrial Economic at Università di Verona; enrolled in the Italian National Register of Accountants and in the National Register of Auditors. In addition to performing important academic and institutional activities he is currently Member of the Board of Directors of RCS and Società Cattolica di Assicurazioni di Verona and in the past he also held the post of Director in Banco Ambrosiano Veneto.

Pietro Garibaldi (Turin, 1968), Professor of Economics at Università di Torino, he is director of Collegio Carlo Alberto and in charge of labour studies of Fondazione Rodolfo Debenedetti. In 1996 he received his Ph.D. in Economics at London School of Economics and from 1997 to 1999 he worked as economist in the Research Department of the International Monetary Fund. He was Economic advisor of the Ministry of Finance in 2004 and 2005 and Associate Professor at Università Bocconi di Milano from 2000 to 2004.

Fabrizio Gianni (Rome, 1940), Degree in Law and enrolled with the National Register of Auditors, he is an entrepreneur in the agriculture, construction, hotel and free time sectors. He held administrative posts in various companies, among which Nuovo Banco Ambrosiano and Istituto Bancario Sanpaolo di Torino.

Alfonso Iozzo (Torre di Ruggiero, 1942) he received his degree in Economics and Business Administration from Università di Torino and he started his career at Istituto Bancario San Paolo di Torino in 1961. He was Head of Research, then of the Foreign Network and lastly Deputy General Manager. In 1992 as part of the Bank's reorganisation, related to the transformation into "Società per Azioni", he became Joint General Manager and then, in 1995, General Manager of holding Gruppo Bancario Sanpaolo. From February 1995 he was General Secretary of Compagnia di San Paolo, post which he left when appointed Managing Director of Sanpaolo IMI, which is his position to date. In addition to his experience in the Group he held many prestigious assignments such as Deputy Chairman of the Italian Bankers' Association from 1995 to 1997 and Director of the European Banking Federation from 2001 to 2004. Currently he is also Chairman of Banca Opi S.p.A. and Member of the Board of Directors of Eurizon Financial Group S.p.A.

Giulio Stefano Lubatti (Mondovì, 1947), Dottore Commercialista, enrolled with the Register of Accountants of Turin from 1978 and with the National Register of Auditors, he joined Andersen in 1970, where he developed his professional career as Head of the Banks and Finance Division in Italy. He was partner in charge of the auditing of numerous companies, among which Sanpaolo IMI, Ifi and Ifil. From 1996 to 2002 he was member of the Board of Directors of Arthur Andersen S.p.A., and was appointed Chairman in 2001; in 2002 and 2003 he was member of the Board of Directors of Deloitte & Touche S.p.A.

Eugenio Pavarani (Parma, 1949), Full Professor of Finance and Financial Planning at Università di Parma. Dottore Commercialista, enrolled with the National Register of Accountants. He is author of various publications in the field of finance and credit.
We was Member of the Board of Directors of Profingest, of Fondazione Cassa di Risparmio di Parma and Holding Cariparma S.p.A.
From 2000, he is Member of Board of Directors of Banca Intesa and from 2005 he serves as Chairman of Banca Intesa's Internal Control Committee.

Gianguido Sacchi Morsiani (Scandiano, 1934), Lawyer, Full Professor of administrative law until 1997 and author of numerous publications in the field of law, he conducted studies for the convergence of legislation in Community Countries as expert of the EU Commission. He was Member of the Technical Committee of the Ministry of Finance and Chairman of I.C.C.R.I. as well as Chairman of Cassa di Risparmio in Bologna from 1980 to 2004. From 2002 he is Member of the Board of Directors of Sanpaolo IMI and from 2004 he also serves on the latter's Executive Committee; currently he is also Chairman of Neos Banca S.p.A.

Ferdinando Targetti (Moltrasio, 1945), he received a degree in Economics and Business Administration in July 1970 at Univeristà Bocconi di Milano. He taught in numerous Italian and foreign universities, among which New York University and University of Paris XIII and conducts an intense scientific and research activity. In July 2001 he was appointed Director of the University's School of International Studies. He was Member of Boards of Directors of banks (among which Credito Lombardo and Banca Agricola Mantovana) and of companies with public capital, as well as Member of the Lower House in the XIII Legislature.

Livio Torio (Riccione, 1943), is free lance Lawyer, enrolled with the Register of Lawyers from 1978 and with the Register of Auditors from 1991. He holds, among other, the posts of Chairman of the Board of Statutory Auditors of Intesa Mediocredito S.p.A., of Setefi S.p.A., of Finlombarda S.p.A. and of AEM Calore & Servizi S.p.A. and of Statutory Auditor of Banca Intesa S.p.A. from 2005, as well as of CIS S.p.A., of Intesa Holding Asset Management S.p.A., of Cassa di Risparmio di Parma e Piacenza S.p.A. and Fondo Pensioni per il personale Cariplo.

Rodolfo Zich (Turin, 1939), Full Professor at Politecnico di Torino, of which he was member of the Board of Directors from 1981 to 1984 and Rector from 1987 to 2001. He was also Member of the Chairman's Committee of the Conference of Rectors of Italian Universities from 1987 to 1996 as well as Chairman of TiLab, from 1999 to 2003, and Member of the Board of Directors of Tim S.p.A., from 2001 to 2005. Currently, he is Chairman of "Istituto Superiore Mario Boella sulle Tecnologie dell'Informazione e delle Telecomunicazioni" as well as of Fondazione Torino Wireless. Furthermore, he is Member of the Academy of Sciences of Turin.

List for the appointment to the Supervisory Board of Intesa Sanpaolo S.p.A. presented by Arca Sgr S.p.A.

1. Rosalba Casiraghi

*****

Rosalba Casiraghi, born in Milan in 1950, received her degree from Università Bocconi and is enrolled in the National Register of Auditors. After her first work experiences, she undertook entrepreneurial and professional activities by taking on posts of administration and control in industrial, banking, cooperative companies and associations. She is shareholder and director of certain advisory and financial analysis companies. She held posts in the Board of Statutory Auditors of Pirelli and Telecom Italia and is Statutory Auditor of Banca Intesa S.p.A. from 2005.

Banca Intesa

Extraordinary and ordinary Shareholders' Meeting of 30th November – 1st December 2006

Board of Directors Reports on the proposals in points 1) of the extraordinary part, 1) and 2) of the ordinary part of the Agenda of the meeting

The Banca Intesa securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Banca Intesa securities will be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Banca Intesa and Sanpaolo IMI are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Banca Intesa may purchase securities of Sanpaolo IMI otherwise than in the merger, such as in open market or privately negotiated purchases.

You should be aware that Sanpaolo IMI may purchase securities of Banca Intesa otherwise than in the merger, such as in open market or privately negotiated purchases.

This is an English translation of the original Italian document. The original version in Italian takes precedence.

Agenda of the Extraordinary and Ordinary Shareholders' Meeting

Extraordinary part:

1. Revocation, for the unexecuted part, of the resolution of the Shareholders' Meeting of Banca Intesa S.p.A. dated 17th December 2002, in relation to the attribution to the Board of Directors of the power to increase the share capital up to a maximum amount of 52,000,000 euro in order to support the stock option plan. Related and consequent resolutions.

2. Approval of the merger plan relating to the merger into Banca Intesa S.p.A. of Sanpaolo IMI S.p.A. which entails, among other matters:
   i) the increase in share capital in respect of the merger for a total maximum amount of 3,037,379,042.88 euro;
   ii) a further increase in share capital for a maximum nominal amount of 15,835,003.08 euro in respect of the stock option plans already resolved upon by Sanpaolo IMI S.p.A.;
   iii) the adoption of a new Articles of Association, which is characterised, among other things, by the adoption of the dual corporate governance system.

Related and consequent resolutions.

Ordinary part:

1. Appointment of the Supervisory Board for the financial years 2007-2008-2009, made up of 19 Members; determination of the related remuneration; appointment of the Chairman and of the Deputy Chairmen.

2. Authorisation for the purchase and subsequent assignment for free to the employees of shares of Banca Intesa pursuant to articles 2357, 2357-*ter* of the Italian Civil Code, as well as art. 132 of Legislative Decree 58 of 24th February 1998.

Revocation of the resolution of the Shareholders' Meeting dated 17th December 2002

Distinguished Shareholders,
You have been called to the Extraordinary Meeting to resolve upon, among other matters, the revocation, for the unexecuted part, of the resolution of the Shareholders' Meeting of Banca Intesa S.p.A. dated 17th December 2002.

It must be noted that on 17th December 2002 the aforementioned Shareholders' Meeting attributed to the Board of Directors the power to increase share capital, pursuant to art. 2443 of the Italian Civil Code, in order to support the Stock option plan, with the exclusion of pre-emptive rights as provided for by art. 2441, par. 8 of the Italian Civil Code, in one or more times, for a period of five years from the date of the aforementioned Shareholders' Meeting resolution for a maximum amount of 52,000,000.00= euro, though the issuance of a maximum number of 100,000,000= ordinary shares of nominal value 0.52 euro each, to be offered in subscription to the employees of the Company and of its subsidiaries.
The same Meeting also gave mandate to the Board of Directors to approve the Regulations which govern the aforementioned incentive plan in the respect of the guidelines submitted to the Shareholders' Meeting.

In the Board of Directors Meeting also held on 17th December 2002 the Stock option plan was approved and in order to activate the Plan, options were issued, in various tranches, to 211 executives.
The Board of Directors meeting held on 26th April 2005 therefore proceeded to a first and partial exercise of the power delegated by the aforementioned Shareholders' Meeting, by resolving upon an increase, in dividable form, in share capital for a maximum of 35,186,889.92 euro through the issuance of a total of 67,667,096 ordinary shares of nominal value 0.52 euro each, to be subscribed on or prior 31st May 2006.

Subsequently on 26th April 2006 the Board of Directors proceeded to a further and residual exercise of the power delegated by the aforementioned Shareholders' Meeting, by resolving upon a new increase in share capital in favour of the holders of the options for a maximum of 16,751,479.68 euro through the issuance of a total of 32,214,384 shares of nominal value 0.52 euro each, determining that if, within 31st May 2007 such increase in capital is not entirely executed, it will remain set within the limits of the subscriptions collected as of that date.

To date all options assigned have been exercised and share capital has been increased by a total amount of 51,938,346.72= euro.
Therefore, since the Stock option plan has been completed, You are requested to revoke the Shareholders' Meeting resolution of 17th December 2002 for the unexecuted part.

Milano, 12th October 2006 The Board of Directors

Appointment of the Supervisory Board

Distinguished Shareholders,
For the purpose of ensuring the New Bank full operations from the date in which the merger becomes effective, the members of the Supervisory Board shall be appointed for the first time by today's Ordinary Shareholders' Meeting and shall remain in office for three financial years in accordance with the provisions of a specific transitory rule of the new Articles of Association, that provides in respect thereof as follows:
"Also in derogation of the Articles of Association which shall be in force when the merger between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. becomes effective, 19 members of the Supervisory Board shall be appointed for the first time, for three financial years, by the Ordinary Shareholders' Meeting of the Surviving Company in accordance with the provisions of this transitory rule.
The shareholders shall be requested to file, at least fifteen days prior to Banca Intesa S.p.A.'s Ordinary Shareholders' Meeting, the lists of candidates, who meet the requirements provided for by law and this Article. In particular, the candidate indicated at number 2 of each list must meet the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period. At least three of the other candidates of each list must meet the requirements of independence provided for by the above-mentioned Corporate Governance Code and two candidates must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period.
In relation to the threshold of the share capital for the presentation of the lists and for all other formalities and requirements for the presentation of the lists, the provisions set forth in art. 23 of Banca Intesa S.p.A.'s Articles of Association, in force at the time of the Extraordinary Shareholders' Meeting called to approve the project for the merger will apply, to the extent applicable.
The first 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be appointed. In case of presentation of one list only, all 19 members of the Supervisory Board shall be appointed from that list.
The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders' Meeting with resolutions approved by the majority of attending shareholders.
The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger becomes effective. The Supervisory Board in office shall appoint the Management Board without delay.
However, after the effectiveness of the merger, for the purpose of ensuring the widest possible participation to the appointment of the other two Supervisory Board members, an Ordinary Shareholders' Meeting shall be called to appoint such 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the period from the effective date of the merger to the date on which their appointment becomes effective), and shall therefore terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2 Supervisory Board members shall also occur with the list voting procedure provided for by the Articles of Association in force, without prejudice to the fact that:
(i) candidates must only meet the requirements set forth for all and each Supervisory Board members, and
(ii) the percentage of share capital for the presentation of the lists shall be at least 1%, but shall not exceed 3% of share capital.".

Therefore, we invite You to appoint for the financial years 2007-2008-2009 19 Members of the Supervisory Board, among which the Chairman and the 2 Deputy Chairmen, according to provisions set forth above, as well as to determine the amount of the relative compensation.

Milano, 12th October 2006

The Board of Directors

Purchase of own shares for free stock granting plan

Distinguished Shareholders,
You have been called to the Ordinary meeting to examine the proposal of authorisation for the purchase of ordinary shares of Banca Intesa and their subsequent assignment, for free, to Banca Intesa S.p.A. employees.
The achievement of the objectives connected to the Business Plans of the 2003/2006 period was possible as a result of the strong commitment of all collaborators, which enabled the rapid realisation of the necessary reorganisation interventions to improve efficiency.
On 5th October 2006 Banca Intesa signed an agreement with Trade Unions, conditional upon the approval of the Board of Directors and of the Shareholders' Meeting, which sets out an extraordinary bonus for employees, that will complete the payment made for the same purpose last June, to occur through the free assignment of Banca Intesa ordinary shares having a total value of 700 euro per capita (except the reductions provided for hereafter).

The features of the free stock granting plan are illustrated below.
Assignees will be the employees of Banca Intesa with an indefinite term contract - even part-time, including apprentices - that are included in the Personnel register as of 31st December 2006 and are on the payroll as of 31st May 2007.
Banca Intesa freely transferable ordinary shares for a maximum countervalue of 700 euro will be assigned, for free, to each of the employees identified above.
The agreement with the Trade Unions sets out that acceptance of the plan is voluntary and that, if the employee declines the offer, no compensation is due.
The "value of the Banca Intesa share" to be assigned will be equal to the simple arithmetic average of the official stock prices struck in the period from 1st May to 1st June 2007.
The number of shares (which have a nominal value of 0.52 euro) to which the employee will be entitled will be determined using the following formula: 700 euro / value of the Banca Intesa share (determined as set out above), rounded down to the lower unit. Furthermore, since the assignment of shares is referred to the period 1st January 2006 through 31st December 2006, the aforementioned amount of 700 euro (and consequently the number of shares assigned) will be reduced to consider the lower service rendered, calculated according to provisions set forth by the aforementioned agreement of 5th October 2006 and the National Collective Labour Contract in force with regard to the determination of company bonuses.
As concerns tax and social security treatment, it must be noted that, based on fiscal regulations in force, stock granting plans do not concur to form income from subordinate employment. "The value of shares offered to all employees for a sum which does not exceed 2,065.83 euro in the tax period" ... is exempt ... "provided that the shares are not repurchased by the issuing company or by the employer or are not in any case sold before at least three years have passed from receipt of the shares; if shares are sold before such term, the amount which had been excluded from income from subordinate employment at the time of purchase is subject to taxation in the tax period in which the sale occurs".

Social security treatment is identical to tax treatment. Therefore, to the extent that assigned shares are tax-exempt, social security charges will also be excluded with respect to both the portion due by the employee and the portion due by the employer.
Should the exclusion not be available the employee will bear tax and social security charges due from the employee while Banca Intesa must pay the social security charges due by the employer.
The overall number of shares to be assigned will be determined on the basis of the number of employees on 31st May 2007 and the value of the share determined as indicated above. Therefore, for the purpose of considering any variation in the number of beneficiaries between the date of the Shareholders' Meeting resolution and the aforementioned assignment date, as well as fluctuations in the value of the share in the same period, the Shareholders' Meeting must authorise the purchase of Banca Intesa shares up to a maximum number of 5,250,000

(approximately 0.09% of the current ordinary share capital) with a maximum consideration of 21 million euro.
The purchases of shares will be carried out in compliance with provisions set forth by articles 2357 and following of the Italian Civil Code within the limits of retained earnings and available reserves as recorded in the last approved financial statements. Pursuant to art. 132 of Legislative Decree 58 of 24th February 1998 and art. 144 bis of Consob Regulation 11971/99 and subsequent amendments, the purchases will be carried out on regulated markets according to the operating methods set out in the regulations providing for the organisation and management of such markets.
For the purpose of complying with the limit set forth by art. 2357, par. 3 of the Italian Civil Code, please note that today the share capital amounts to 3,613,001,195.96 euro made up of 6,948,079,223 shares each with a nominal value of 0.52 euro and that at the date of the present Report Banca Intesa does not hold any treasury shares, while Banca Caboto is the only subsidiary which to date holds Parent Company shares, for a total of 1,276,109 ordinary shares (approximately 0.02% of the current ordinary share capital).
Moreover, please note that, since the stock granting plan also involves the employees of Italian subsidiaries, the Shareholders' Meetings of the aforementioned subsidiaries will authorise, pursuant to art. 2359 *bis* of the Italian Civil Code, the purchase of a total maximum number of 1,900,000 Banca Intesa ordinary shares (approximately 0.03% of the current ordinary share capital).
The proposed authorisation of the Shareholders' Meeting will be effective for a period of nine months from the date of the approval by the Shareholders' Meeting.

Lastly, with respect to the registration of the cost for the company, with the adoption of IAS/IFRS as of 1st January 2005, the assignment, for free, of shares to employees requires the registration of the "fair value" of the shares assigned to employees in personnel expenses.
Fair value will be determined using as reference the official price struck on the Stock Exchange on the date of assignment (1st June 2007) adjusted to consider the other factors typical of the transaction.
The difference between "fair value" and carrying value of the shares (purchase price) will be recorded in valuation reserves under shareholders' equity.

If you agree with the proposals above, we invite You to adopt the following resolution:

The Shareholders' Meeting

having heard and approved the Explanatory Report of the Board of Directors

resolves to

1. authorise for the purposes and effects set forth by articles 2357 and following of the Italian Civil Code, the purchase, with formation of the related reserve, in one or more times, within nine months from the present resolution, of a maximum of 5,250,000 Banca Intesa ordinary shares, equal to approximately 0.09% of the share capital, at the same time defining the following:
   - purchases must be made at a unit price no lower than the nominal value of the share (0.52 euro) and no higher than 5% over the reference price struck by the share in the Stock Exchange business day preceding each purchase;
   - purchases must be made, pursuant to Art. 132 of Legislative Decree 58/98 and Art. 144 bis, par.1, lett. b) of Consob Resolution 11971/99, on regulated markets according to the operating means set out in the regulations providing for the organisation and management of such markets;
   - purchases must be made within the limits of retained earnings and available reserves as recorded in the last approved financial statements;

2. authorise, also pursuant to art. 114-*bis* of Legislative Decree 58 of 24th February 1998, the free assignment, to the employees of Banca Intesa with an indefinite term contract - even

part-time, including apprentices - that are included in the Personnel register within 31st December 2006 and are on the payroll as at 31st May 2007, of Banca Intesa freely transferable ordinary shares having a value of 700 euro to each (which may be reduced in consideration of the lower service rendered, calculated according to the criteria provided for in the Report), determining the following:

a. for the purposes of the assignment of the shares set out above, the value of the Banca Intesa share to be assigned will be equal to the simple arithmetic average of the official stock prices in the period from 1st May to 1st June 2007;
b. consequently the number of shares to which the employee will be entitled will be determined using the following formula: 700 euro / value of the Banca Intesa share (determined as set out above), rounded down to the lower unit;

3. confer to the Board of Directors and, on its behalf, to the Chairman and the Managing Director, individually, the widest possible powers to give complete and integral execution to the resolutions set forth in the preceding points and to sell on the Stock Exchange the shares which exceed the quantities necessary for the free stock granting plan herein.

Milano, 12th October 2006 The Board of Directors

Banca Intesa S.p.A.
Share capital 3,613,001,195.96 euro – fully paid-in Registration number in the Milano Company Register and Fiscal Code 00799960158 Member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund, Company registered in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups